As filed with the Securities and Exchange Commission on June 30, 2026

Registration No. 333-295249

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GAZELLE PARENT, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	42-1977778
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Gazelle Parent, Inc.

101 Lindenwood Drive, Suite 225

Malvern, Pennsylvania 19355

(610) 725-1500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

J. Mel Sorensen, M.D.

President

Gazelle Parent, Inc.

101 Lindenwood Drive, Suite 225

Malvern, Pennsylvania 19355

(610) 725-1500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:

Madan Jagasia, M.D., M.S. Chief Executive Officer Obsidian Therapeutics, Inc. 1030 Massachusetts Avenue Cambridge, MA 02138 (781) 806-6245	William D. Collins, Esq. Gabriela Morales-Rivera, Esq. Tevia K. Pollard, Esq. Pia Kaur, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000	J. Mel Sorensen, M.D. President and Chief Executive Officer Galera Therapeutics, Inc. 101 Lindenwood Drive, Suite 225 Malvern, PA 19355 (610) 725-1500	Asher Rubin, Esq. Istvan A. Hajdu, Esq. Kayla West, Esq. Sidley Austin LLP 787 7th Avenue New York, NY 10019 (212) 839-5300

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the transactions described therein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross Border Third Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained in this information statement/prospectus is subject to completion or amendment. A registration statement relating to the securities being offered by this information statement/prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy these securities be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY - SUBJECT TO COMPLETION - DATED JUNE 30, 2026

JOINT INFORMATION STATEMENT/PROSPECTUS

NOTICE OF ACTION BY WRITTEN CONSENT

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

GALERA THERAPEUTICS, INC.

101 Lindenwood Drive, Suite 225

Malvern, PA 19355

[   ], 2026

On April 14, 2026, Galera Therapeutics, Inc., a Delaware corporation (“Galera”), Gazelle Parent, Inc., a Delaware corporation (“Parent”), Obsidian Therapeutics, Inc., a Delaware corporation (“Obsidian”), Onyx MergerSub, Inc., a wholly-owned subsidiary of Parent (“Merger Sub 1”) and Gazelle Merger Subsidiary, Inc., a wholly-owned subsidiary of Parent (“Merger Sub 2”), entered into an Agreement and Plan of Merger (as it may be amended, supplemented, or modified from time to time, the “merger agreement”) providing for (1) the merger of Merger Sub 1 with and into Obsidian (the “Obsidian merger”), with Obsidian surviving the Obsidian merger as the surviving corporation and a wholly-owned subsidiary of Parent and (2) immediately following the effective time of the Obsidian merger, the merger of Merger Sub 2 with and into Galera (the “Galera merger” and, together with the Obsidian merger, the “mergers”), with Galera surviving the Galera merger as the surviving corporation and a wholly-owned subsidiary of Parent.

Also on April 14, 2026, Galera entered into a securities purchase agreement (the “subscription agreement”) with certain investors, pursuant to which Galera has agreed to sell, and such investors have agreed to purchase, shares of Galera’s Series C Non-Voting Convertible Preferred Stock, $0.001 par value (“Galera Series C preferred stock”), for an aggregate purchase price of approximately $350.0 million (less any proceeds received by Obsidian in connection with certain interim permitted financings (“interim permitted financings”)), prior to the closing of the mergers (such transaction, the “concurrent financing”). The closing of the concurrent financing is conditioned upon the satisfaction or waiver of each of the conditions to the closing of the mergers (other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the merger agreement), as well as certain other conditions. The concurrent financing is more fully described in the section titled “Agreements Related to the Mergers—Concurrent Financing” beginning on page 174 of the accompanying information statement/prospectus.

The merger agreement provides that, (1) prior to the Galera merger effective time, all of the outstanding shares of Galera Series C preferred stock and Galera’s Series B Non-Voting Convertible Preferred Stock, $0.001 par value (“Galera Series B preferred stock” and, together with the Galera Series C preferred stock, the “Galera preferred stock”), as well as certain outstanding pre-funded warrants (“Galera pre-funded warrants”) exercisable for Galera’s common stock, par value $0.001 per share (“Galera common stock”), will be converted into Galera common stock and (2) prior to the Obsidian merger effective time all of the outstanding shares of Obsidian preferred stock (as defined in the accompanying information statement/prospectus), as well as certain outstanding Banc of California, Inc. warrants (“Obsidian Banc of California, Inc. warrants”) will be converted into Obsidian common stock, par value $0.0001 per share (“Obsidian common stock”). At the effective time of the Obsidian merger, each outstanding share of Obsidian common stock (including those resulting from the conversion of the Obsidian preferred stock, the Obsidian Banc of California, Inc. warrants, and Obsidian common stock issued in connection with any interim permitted financings, but excluding dissenting shares and certain excluded shares as described in the accompanying information statement/prospectus) will be converted into the right to receive a number of shares of Parent’s common stock, par value $0.001 per share (“Parent common stock”), calculated as described in the accompanying information statement/prospectus (the “Obsidian merger consideration”). Immediately following the effective time of the Obsidian merger, at the effective time of the Galera merger, each outstanding share of Galera common stock (including those resulting from the conversion of the Galera preferred stock and the Galera pre-funded warrants, but excluding dissenting shares and certain excluded shares as described in the accompanying information statement/prospectus) will be converted into the right to receive a number of shares of Parent common stock calculated as described in the accompanying information statement/prospectus (the “Galera merger consideration” and, together with the Obsidian merger consideration, the “merger consideration”).

The percentage of the combined company that pre-closing Galera security holders will own as of the closing of the mergers is subject to adjustment based on the valuation of Galera immediately prior to the closing (as described in more detail in the section titled “The Merger Agreement—Merger Consideration” beginning on page 150 of the accompanying information statement/prospectus). The valuation of Galera is subject to a dollar-for-dollar adjustment if Final Galera net cash (as defined in the merger agreement) is above or below the Galera target net cash of $1.8 million, provided that any Permitted Galera Bridge Financing will not cause the Final Galera net cash (as defined in the merger agreement) to exceed $1.8 million.

For every $200,000 decrease in the Final Galera net cash (as defined in the merger agreement) below $(2.00) million, pre-closing Galera security holders (other than those investors participating in the concurrent financing) would own approximately 2.5 basis points (or two and one half hundredths of a percentage point) less, and pre-closing Obsidian security holders and investors in the concurrent financing, collectively, would own approximately 2.5 basis points (or two and one half hundredths of a percentage point) more, of the outstanding shares of Parent common stock at closing. Final Galera net cash as defined in the merger agreement can be, and likely will be, a negative number and the amount of the adjustment described above is not capped. As an illustration, if the Final Galera net cash is ($2.00) million, the valuation of Galera would be $10.00 million, and (assuming gross proceeds of $350.0 million from the concurrent financing), the pre-closing Galera security holders (other than the investors participating in the concurrent financing) would own approximately 1.29% of the combined company, the pre-closing Obsidian security holders would own approximately 53.46% of the combined company, and investors in the concurrent financing would own approximately 45.25% of the combined company in each case on a fully-diluted basis, using the treasury stock method.

As of June 22, 2026, the exchange ratio of shares of Galera common stock for Parent common stock (the “Galera exchange ratio”) is estimated to be approximately 0.7515 (after giving effect to the Galera Reverse Stock Split (as defined below) and assuming a Galera Reverse Stock Split ratio of 1:200). This estimate is subject to adjustment prior to closing for the number of outstanding shares of Parent common stock and Galera common stock, in each case as of immediately prior to the effective time, and the Final Galera net cash (and as a result, Galera stockholders could own more or less of the combined company than may be implied by the assumed Galera exchange ratio). The assumed Galera exchange ratio is based on (a) a valuation of Galera at $10.00 million, subject to adjustment if the Final Galera net cash exceeds or falls below $(2.00) million (with any such difference resulting in a dollar-for-dollar adjustment to Galera’s valuation), and (b) the assumed Galera Reverse Stock Split ratio noted above, although Galera’s board of directors may instead effect the Galera Reverse Stock Split at another ratio within the approved range of 1:75 to 1:200, which would result in a corresponding adjustment to the Galera exchange ratio.

As of June 22, 2026, the exchange ratio of shares of Obsidian common stock for Parent common stock (the “Obsidian exchange ratio”) is estimated to be approximately 0.1375 (after giving effect to the Galera Reverse Stock Split and assuming a Galera Reverse Stock Split ratio of 1:200). This estimate is subject to adjustment prior to closing for the number of outstanding shares of Galera common stock and Obsidian common stock, in each case as of immediately prior to the effective time. The assumed Obsidian exchange ratio is based on a valuation of Obsidian at $413.5 million.

The estimated aggregate number of shares of Parent common stock that Parent expects to issue to Galera’s securityholders at the closing of the Galera merger is 781,649 shares, reflecting an expected per share value of $12.00, assuming the Galera merger occurred as of June 22, 2026 (after giving effect to the Galera preferred stock conversion, the assumed Galera Reverse Stock Split ratio and the assumed Galera exchange ratio). The estimated aggregate number of shares of Parent common stock that Parent expects to issue to Obsidian’s securityholders at the closing of the Obsidian merger is 31,647,468 shares, reflecting an expected per share value of $12.00, assuming the Obsidian merger occurred as of June 22, 2026, the assumed Galera Reverse Stock Split ratio and the assumed Obsidian exchange ratio.

Furthermore, each holder of Galera common stock of record as of immediately prior to the consummation of the concurrent financing will be entitled to (i) one contingent value right (“CVR”) for each share of Galera common stock held by such holder, representing the right to receive a pro rata portion of 80% of any potential future net proceeds received by Parent or its affiliates from the development, commercialization, licensing, sale or other disposition of tilarginine, Galera’s legacy product candidate, or related intellectual property during the five years following the closing of the mergers and (ii) one CVR for each share of Galera common stock held by such holder, representing the right to receive a pro rata portion of 95% of any potential future net proceeds received by Parent or its affiliates from the Supportive-Care Product Divestiture (as defined in the accompanying information statement/prospectus) during the ten years following the closing of the mergers.

This registration statement covers 36,878,144 shares of Parent common stock, which is the estimated maximum number of shares expected to be issued to Galera’s securityholders at the closing of the Galera merger (not including the shares issued in the concurrent financing) and to Obsidian’s securityholders at the closing of the Obsidian merger, in each case subject to the adjustments described in this information statement/prospectus. This maximum number of shares includes (i) up to 5,355,802 additional shares of Parent common stock reserved for issuance pursuant to outstanding Galera and Obsidian equity awards and (ii) 49,975 additional shares of Parent common stock issuable upon exercise of the Galera Exchangeable Warrants (as defined below), which will be assumed by Parent in connection with the mergers.

Completion of the mergers is subject to, among other conditions, the Parent common stock being approved for listing on Nasdaq, subject to official notice of issuance. Although it is expected that Parent common stock will be traded on The Nasdaq Stock Market (“Nasdaq”) following the completion of the mergers under the ticker symbol “OBX,” it currently does not trade on any exchange and there has never been a public market for Parent common stock. There can be no assurance such listing condition will be met or that Parent will obtain such approval from Nasdaq. If such listing condition is not met or if such approval is not obtained, the mergers will not be consummated unless the condition is waived in writing by each of the parties at or prior to closing. As a result of the mergers, Galera common stock will no longer trade on the Over-The-Counter Quote Bulletin Board - Venture Market.

Upon closing of the mergers, Parent will be renamed “Obsidian Therapeutics, Inc.”

Under the terms of the Delaware General Corporation Law and the certificate of incorporation of Galera, stockholders of Galera holding a majority of the outstanding shares of Galera common stock have acted by written consent to adopt the merger agreement and each of the transactions contemplated thereby. The foregoing written consent was delivered on [ ], 2026. Accordingly, the adoption of the merger agreement by any other stockholder of Galera is not required and Galera is not requesting a vote on this matter, and unless a stockholder who did not execute the written consent dissents and seeks appraisal, they will only be entitled to receive their pro rata share of the Galera merger consideration upon consummation of the Galera merger. Accordingly, no meeting of the stockholders of Galera is required to consider and vote on, among other things, a proposal to adopt the merger agreement. This notice and the accompanying information statement will constitute notice to you from Galera of the written consent contemplated by Section 228(e) of the DGCL.

The accompanying information statement/prospectus contains information about Galera, Obsidian, the mergers, the concurrent financing, the documents related to the mergers and the concurrent financing, and other related matters. Please carefully read the entire information statement/prospectus, including the section titled “Risk Factors,” beginning on page 25 of the accompanying information statement/prospectus, for a discussion of the risks relating to the proposed mergers. You also can obtain information about the proposed mergers and the concurrent financing, and Galera, from documents that Galera has filed with the U.S. Securities and Exchange Commission (the “SEC”).

Sincerely,

J. Mel Sorensen, M.D.

President and Chief Executive Officer

Galera Therapeutics, Inc.

Neither the SEC nor any state securities commission has approved or disapproved of the mergers or the securities to be issued in the mergers or determined that the disclosure in the accompanying information statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The accompanying information statement/prospectus is dated [     ], 2026 and is first being mailed to Galera stockholders on or about [     ], 2026.

ABOUT THIS INFORMATION STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Parent (File No. 333-295249) constitutes a prospectus of Parent under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Parent common stock to be issued (or reserved for issuance) to the securityholders of Galera and Obsidian pursuant to the merger agreement. This document also constitutes an information statement of Galera under Section 14(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and serves as notice to Galera stockholders pursuant to Section 228(e) of the DGCL of the adoption of the merger agreement by less than unanimous consent of stockholders. Parent (with Galera and Obsidian as its subsidiaries), following the mergers, is referred to in this information statement/prospectus as the combined company.

As used in this information statement/prospectus, except where otherwise stated or indicated by the context, all references to Galera are to Galera Therapeutics, Inc. and its consolidated subsidiaries and all references to Obsidian are to Obsidian Therapeutics, Inc. and its consolidated subsidiaries, in each case, prior to the consummation of the mergers.

You should rely only on the information contained in this information statement/prospectus. No one has been authorized to provide you with information that is different from that contained in this information statement/prospectus, or incorporated by reference into, this information statement/prospectus, and, if given or made by any person, such information must not be relied upon as having been authorized. This information statement/prospectus is dated [     ], 2026. You should not assume that the information contained in this information statement/prospectus is accurate as of any date other than that date. Neither our mailing of this information statement/prospectus to Galera stockholders, nor the issuance by Parent of Parent common stock in connection with the mergers, will create any implication to the contrary.

This information statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this information statement/prospectus regarding Galera, Merger Sub 1 and Merger Sub 2 has been provided by Galera and information contained in this information statement/prospectus regarding Obsidian and Parent has been provided by Obsidian. See the section entitled “Where You Can Find More Information” beginning on page 356 of this information statement/prospectus.

On May 8, 2026, Galera stockholders approved proposals to amend the Galera Charter (as defined in this information statement/prospectus) to (i) increase the number of authorized shares of Galera common stock from 200 million shares to 400 million shares, (ii) permit Galera stockholders to act by written consent in lieu of a meeting and (iii) effect a Galera Reverse Stock Split at a ratio between 1:75 and 1:200, if and when determined by the Galera Board.

Galera and Obsidian have proprietary rights to trademarks, trade names and service marks appearing in this information statement/prospectus that are important to their respective businesses. Solely for convenience, the trademarks, trade names and service marks may appear in this information statement/prospectus without the ® and TM symbols, but any such references are not intended to indicate, in any way, that Galera or Obsidian forgo or will not assert, to the fullest extent under applicable law, their rights or the rights of the applicable licensors to these trademarks, trade names and service marks. All trademarks, trade names and service marks appearing in this information statement/prospectus are the property of their respective owners.

Unless otherwise indicated or as the context otherwise requires, all references in this information statement/prospectus to:

•

“Acquisition Inquiry” means, with respect to a party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Obsidian, on the one hand, or Galera, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal, other than, as applicable, with respect to the concurrent financing, a Permitted Galera Bridge Financing or a Permitted Obsidian Bridge Financing;

•

“Acquisition Proposal” means, with respect to any party to the merger agreement, any proposal or offer from any Person (other than the other party or any of its Representatives) providing for an Acquisition Transaction (in each case other than in connection with a Permitted Galera Bridge Financing, a Permitted Obsidian Bridge Financing, the concurrent financing, or the exercise or repurchase of existing equity interests);

•	“Acquisition Transaction” means any transaction or series of related transactions involving (other than, as applicable, conversion of the Galera Series B Preferred Stock and the concurrent financing):

•

any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a party is a constituent entity, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a party or any of its Subsidiaries or (iii) in which a party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its Subsidiaries; or

•

any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a party and its Subsidiaries, taken as a whole;

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“Annual Meeting Galera Stockholder Vote” means the approval by Galera stockholders, prior to the consummation of the Contemplated Transactions, of an amendment to Galera’s organizational documents permitting Galera stockholders to act by written consent in lieu of a meeting;

•	“closing” refers to the closing of the mergers;

•	“Code” refers to the Internal Revenue Code of 1986, as amended;

•

“concurrent financing” refers to Galera’s sale of shares of Galera’s Series C Non-Voting Convertible Preferred Stock, $0.001 par value (“Galera Series C preferred stock”), for an aggregate purchase price of approximately $350.0 million (less any proceeds received by Obsidian in connection with a Permitted Obsidian Bridge Financing), prior to the closing;

•	“Concurrent PIPE Financing Amount” means $350,000,000;

•	“Contemplated Transactions” means the mergers and the other transactions contemplated by the merger agreement, including the CVR agreement and the concurrent financing;

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“CVRs” refers to (1) the one contingent value right for each share of Galera common stock, representing the right to receive a pro rata portion of 80% of any potential future net proceeds received by Parent or its affiliates from the development, commercialization, licensing, sale or other disposition of the Legacy Product, or related intellectual property during the five years following the closing and (2) the one contingent value right for each share of Galera common stock, representing the right to receive a pro rata portion of 95% of any potential future net proceeds received by Parent or its affiliates from the Supportive-Care Product Divestiture during the ten years following the closing, each of which will be issued pursuant to a Contingent Value Rights Agreement as contemplated by the merger agreement (the “CVR agreement”);

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“CVR Product Agreements” refers to (1) any agreement entered into by Parent or its affiliates during the five years after the closing under which Parent or its affiliate exclusively licenses, sells, assigns, transfers or divests to a third party the rights to develop and commercialize tilarginine, Galera’s legacy product candidate (the “Legacy Product Agreement”) and (2) the Asset Purchase and Sale Agreement, dated as of October 15, 2025, by and among Galera (and its affiliate named therein) and Biossil, Inc. (the “Supportive-Care Agreement”);

•	“DGCL” refers to the General Corporation Law of the State of Delaware;

•	“Galera” refers to Galera Therapeutics, Inc., a Delaware corporation;

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“Galera Authorized Common Stock Increase” means the approval by the Galera stockholders of, and the filing with the Secretary of State of the State of Delaware of, an amendment to the Galera charter to increase the authorized number of shares of Galera common stock to 400,000,000 shares, with no change to the number of authorized shares of Galera preferred stock;

•	“Galera Board” refers to the board of directors of Galera;

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“Galera Board Adverse Recommendation Change” means to withhold, amend, withdraw or modify the Galera Board Recommendation in a manner adverse to Obsidian or to adopt resolutions by the Galera Board or any committee thereof to withdraw or modify the Galera Board Recommendation in a manner adverse to Obsidian or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal;

•	“Galera Board Recommendation” means the recommendation that Galera’s stockholders vote to approve the Galera Stockholder Matters.

•	“Galera common stock” refers to the common stock, par value $0.001 per share, of Galera;

•	“Galera Exchangeable Warrants” means those certain warrants to purchase stock, dated as of February 17, 2023, by and between Galera and the holders party thereto;

•	“Galera merger” refers to the merger of Merger Sub 2 with and into Galera, with Galera surviving the merger as a wholly-owned subsidiary of Parent;

•	“Galera merger effective time” refers to the effective time of the Galera merger;

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“Galera Reverse Stock Split” means an amendment to the Galera Charter authorizing a reverse stock split of Galera common stock with a split ratio between 1:75 and 1:200, to occur after the effectiveness of the registration statement of which this information statement/prospectus forms a part;

•	“Galera stockholders” refers to the holders of Galera common stock;

•	“Galera Stockholder Matters” means the vote of Galera stockholders to approve the Galera merger;

•	“Galera Terminable Warrants” means those certain warrants to purchase common stock, dated as of May 11, 2020, by and between Galera and the holders party thereto;

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“Galera Triggering Event” means any of the following: (i) Galera shall have failed to include in the Galera Information Statement the Galera Board Recommendation, (ii) the Galera Board or any committee thereof shall have made a Galera Board Adverse Recommendation Change or approved, endorsed or recommended any Acquisition Proposal (other than with Obsidian), (iii) Galera shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to Section 6.5 of the merger agreement) or (iv) the Galera Board or any committee thereof shall have failed to recommend against any Acquisition Proposal that is a tender offer or exchange offer within 10 Business Days after the commencement thereof;

•	“IRS” refers to the Internal Revenue Service;

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“Legacy IP Rights” means all intellectual property rights of Galera that (i) are necessary or reasonably useful to develop, commercialize or otherwise exploit any Legacy Product and (ii) were not divested pursuant to the Supportive-Care Product Agreement;

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“Legacy Product” means any pharmaceutical product containing the small molecule known as tilarginine (“tilarginine”) and any pharmaceutically acceptable salt, polymorph, crystal form, prodrug or solvate thereof that the manufacture, use or sale of which would, absent a license thereto, infringe the claim of any patent right within the Legacy IP Rights that covers the composition of matter for tilarginine;

•	“merger agreement” means the Agreement and Plan of Merger, dated April 14, 2026, by and among Galera, Obsidian, Parent, Merger Sub 1 and Merger Sub 2;

•	“Merger Sub 1” refers to Onyx MergerSub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent;

•	“Merger Sub 2” refers to Gazelle Merger Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent;

•	“mergers” means the Galera merger and the Obsidian merger;

•	“Nasdaq” means The Nasdaq Stock Market;

•	“Obsidian” refers to Obsidian Therapeutics, Inc., a Delaware corporation;

•	“Obsidian Board” refers to the board of directors of Obsidian;

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“Obsidian Board Adverse Recommendation Change” means a resolution by the Obsidian Board or any committee thereof to withdraw or modify the Obsidian Board Recommendation in a manner adverse to Parent or Galera or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal;

•	“Obsidian common stock” refers to the common stock, par value $0.0001 per share, of Obsidian;

•	“Obsidian merger” refers to the merger of Merger Sub 1 with and into Obsidian, with Obsidian surviving the merger as a wholly-owned subsidiary of Parent;

•	“Obsidian merger effective time” refers to the effective time of the Obsidian merger;

•	“Obsidian stockholders” refers to the holders of Obsidian common stock;

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“Obsidian Triggering Event” means any of the following: (i) the Obsidian Board or any committee thereof shall have approved, endorsed or recommended any Acquisition Proposal or (ii) Obsidian shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement);

•	“OTCQB” means The Over the Counter Quote Bulletin Board—Venture Market;

•	“Parent” refers Gazelle Parent, Inc., a Delaware corporation;

•	“Parent Board” refers to the board of directors of Parent;

•	“Parent common stock” refers to the common stock, par value $0.001 per share, of Parent;

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“Permitted Galera Bridge Financing” means a financing of an amount of up to $1,800,000 to fund Galera’s operations during the period commencing on the date of the merger agreement and continuing until the earlier to occur of the termination of the merger agreement and the Galera merger effective time;

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“Permitted Obsidian Bridge Financing” means a financing to fund Obsidian’s operations provided by Obsidian’s stockholders during the period commencing on the date of the merger agreement and continuing until the earlier to occur of the termination of the merger agreement and the Galera merger effective time;

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“Required Obsidian Stockholder Approval” means the affirmative vote of the holders of at least (i) a majority of the then outstanding shares of Obsidian common stock outstanding on the record date for the Obsidian written consent and (ii) a majority of the then outstanding shares of Obsidian preferred stock voting as a single class on an as-converted basis;

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“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (i) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the merger agreement and (ii) is on terms and conditions that the Obsidian Board or the Galera Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms and any termination or break-up fees and conditions to consummation thereof), as well as any written offer by the other Party to the merger agreement to amend the terms of the merger agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to Obsidian’s stockholders or Galera’s stockholders, as applicable, than the terms of the Contemplated Transactions and is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party); and

•

“Supportive-Care Product Divestiture” means the divestiture affected by the Asset Purchase and Sale Agreement, dated as of October 15, 2025 (the “Supportive-Care Product Agreement”), by and among Galera and its affiliate named therein and Biossil, Inc. (“Biossil”), as may be amended from time to time, pursuant to which Galera sold, transferred and assigned to Biossil all right, title and interest in and to the assets exclusively related to the (a) the small molecule known as GC4419 (“GC4419”), (b) the small molecule known as GC4711 (“GC4711”) and (c) any other small molecule owned or controlled by Galera prior to the execution of the Supportive-Care Product Agreement, the manufacture, use or sale of which would, absent a license thereto, infringe the claim of any patent right that covers the composition of matter for GC4419 or GC4711, and with respect to (a), (b) and (c), any pharmaceutically acceptable salt, polymorph, crystal form, prodrug or solvate thereof.

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This information statement/prospectus contains forward-looking statements within the meaning of federal securities laws concerning Galera, Obsidian, the combined company, the mergers and other matters that involve material risks, assumptions and uncertainties.

This information statement/prospectus contains expressions of opinions, expectations, beliefs, plans, objectives, assumptions, or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” All statements, other than statements of historical fact, included herein regarding Galera’s, Obsidian’s or the combined company’s strategy, future operations, financial position, future revenues, projected costs, plans, prospects and objectives are forward-looking statements. Words such as “anticipate,” “estimate,” “continue,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “objective,” “goal,” “positions,” “prospects,” “potential,” “will,” “would,” “should,” “could,” “may” and words and terms of similar substance are intended to identify forward-looking statements. All forward-looking statements are present expectations or forecasts of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Discussions containing these forward-looking statements may be found, among other places herein, in the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Galera” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Obsidian” beginning on pages 24, 206 and 266, respectively, of this information statement/prospectus. In addition to the factors discussed in those sections, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements:

•

the initiation timing, progress, results and cost of OBX-115, as well as research and development programs and current and future preclinical and clinical studies, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and our current and future programs;

•

the ability to identify research priorities and efficiently discover and develop product candidates, including by applying learnings from one program to other programs and from one modality to other modalities;

•

the ability and the potential to successfully manufacture drug substances, delivery vehicles, and product candidates for preclinical use, for clinical trials and on a larger scale for commercial use, if approved;

•	the ability of preclinical studies and clinical trials to demonstrate safety and efficacy of product candidates, and other positive results;

•	the beneficial characteristics, and the potential safety, efficacy and therapeutic effects of product candidates;

•

the timing, scope and likelihood of regulatory filings and approvals, including timing of Investigational New Drug applications and final U.S. Food and Drug Administration (“FDA”) approval of current product candidates or any future product candidates;

•	the timing, scope or likelihood of foreign regulatory filings and approvals;

•	estimates of the number of patients that will enroll and the ability to initiate, recruit and enroll patients in and conduct and successfully complete clinical trials at the projected pace;

•	the ability to scale-up manufacturing and processing approaches to appropriately address anticipated commercial needs, which will require significant resources;

•	the ability to maintain and further develop the specific shipping, storage, handling and administration of OBX-115 at the clinical sites;

•	the ability and willingness of third-party strategic collaborators to continue research and development activities relating to development candidates and product candidates;

•	the ability to obtain funding for operations necessary to complete further development and commercialization of product candidates;

•	the ability to obtain and maintain regulatory approval of product candidates;

•	the ability to commercialize products, if approved;

•	the pricing and reimbursement of product candidates, if approved;

•	the implementation of any business model, and any strategic plans with respect to business, product candidates, and technology;

•

the establishment and maintenance of protections for intellectual property rights covering product candidates (current or future), including the extensions of existing patent terms where available, the validity of intellectual property rights held by third parties, and the ability not to infringe, misappropriate or otherwise violate any third-party intellectual property rights;

•	estimates of future expenses, revenues and capital requirements and needs for additional financing;

•	future agreements with third parties in connection with the development and commercialization of product candidates and any other approved product;

•	the size and growth potential of the markets for product candidates and the ability to serve those markets;

•	financial performance;

•	the rate and degree of market acceptance of product candidates;

•	regulatory developments in the United States and foreign countries;

•	the ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;

•	the ability to produce products or product candidates with advantages in turnaround times or manufacturing costs;

•	the success of competing therapies that are or may become available;

•	the ability to attract and retain key scientific or management personnel;

•	the impact of laws and regulations;

•	estimates of the period of time for which cash, cash equivalents, and marketable securities will be sufficient to fund future operating expenses and capital expenditure requirements;

•	the anticipated use of the proceeds from the concurrent financing;

•	developments relating to competitors and the pharmaceutical industry; and

•	other risks and uncertainties, including those listed under the caption “Risk Factors.”

The foregoing list of factors is not exhaustive. Although these forward-looking statements are based on assumptions that Galera and Obsidian believe are reasonable when made, Galera and Obsidian caution you that forward-looking statements are not guarantees of future performance and that actual results of operations, financial condition and liquidity, and industry developments may differ materially from statements made in or suggested by the forward-looking statements contained in this information statement/prospectus. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this information statement/prospectus. Except as required by applicable law, none of Galera, Obsidian or Parent undertake to update these forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. In the event that a party does update any forward-looking statement, no inference should be made that the parties will make additional updates with respect to that statement, related matters or any other forward-looking statements.

For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that Galera has filed with the SEC as described in the section entitled “Where You Can Find More Information” beginning on page 356 of this information statement/prospectus.

QUESTIONS AND ANSWERS

The following answers are intended to briefly address some commonly asked questions that stockholders of Galera may have regarding the transactions contemplated by the merger agreement (the “transactions”). You should read carefully the remainder of this information statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the transactions. Additional important information is also contained in the appendices to this information statement/prospectus and elsewhere. See the section entitled “Where You Can Find More Information” beginning on page 356 of this information statement/prospectus.

General

Q:	Why are Galera stockholders receiving this information statement/prospectus?

A:

On April 14, 2026, Galera entered into the merger agreement with Obsidian, Parent, Merger Sub 1 and Merger Sub 2. A copy of the merger agreement is attached to this information statement/prospectus as Appendix A. Pursuant to the merger agreement, (1) Merger Sub 1 will merge with and into Obsidian, with Obsidian surviving the merger as the surviving corporation and a wholly-owned subsidiary of Parent and (2) Merger Sub 2 will merge with and into Galera, with Galera surviving the Galera merger as the surviving corporation and a wholly-owned subsidiary of Parent.

Holders of approximately [ ]% of the outstanding shares of Galera common stock as of [ ], 2026, executed a written consent in lieu of a meeting, adopting the merger agreement and the transactions contemplated thereby (the “Galera written consent”). As a result, no additional stockholder vote or special meeting is required in connection with the mergers.

This document constitutes both an information statement of Galera and a prospectus of Parent. It is an information statement because Galera is required to provide its stockholders with notice of the Galera written consent. It is a prospectus because Parent is offering shares of Parent common stock to Galera stockholders and Obsidian stockholders in exchange for outstanding shares of Galera common stock and Obsidian common stock, as applicable, as consideration for the mergers and provide important details about Parent and the rights of Galera stockholders and Obsidian stockholders as potential stockholders of Parent.

This information statement/prospectus also constitutes notice to you of the availability of appraisal rights in connection with the Galera merger under Section 262 of the DGCL (“Section 262”), the full text of which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/#262 and is expressly incorporated herein by reference.

Q:	Did the Galera Board approve the merger agreement?

A:

Yes. After careful consideration, the Galera Board (i) determined that the transactions contemplated by the merger agreement are fair to, advisable and in the best interests of Galera and its stockholders; (ii) determined that the merger agreement and the transactions contemplated thereby and the other actions contemplated by the merger agreement are advisable; (iii) determined that it is in the best interests of Galera and its stockholders to recommend, upon the terms and subject to the conditions set forth in the merger agreement, that the stockholders of the Company vote to approve the Galera merger; (iv) approved the transactions contemplated by the merger agreement, as fair to and in the best interests of Galera and its stockholders; (v) adopted and declared advisable the merger agreement and the consummation by Galera of the transactions contemplated by the merger agreement on the terms and subject to the conditions set forth in the merger agreement; and (vi) recommended, on the terms and subject to the conditions set forth in the merger agreement, that the stockholders of Galera vote to approve the Galera merger.

For the factors considered by the Galera Board in reaching its decision to approve the Galera merger and the merger agreement, see the section entitled “The Mergers—Galera’s Reasons for the Mergers” beginning on page 119 of this information statement/prospectus.

Q:	Why are Galera and Obsidian proposing the mergers?

A:

The Galera Board and the Obsidian Board believe that the mergers will benefit Galera stockholders and Obsidian stockholders, respectively, by creating a combined company that will be able to leverage the combined company’s business model and growth potential as a publicly listed company, and, where applicable, its cash resources.

For more details on the reasons for the mergers, see the section entitled “The Mergers—Galera’s Reasons for the Mergers” and “—Obsidian’s Reasons for the Mergers” beginning on pages 119 and 122, respectively, of this information statement/prospectus.

Q:	What will happen in the mergers?

A:

Parent will acquire (1) Obsidian, by merging Merger Sub 1 with and into Obsidian, with Obsidian surviving the merger as a wholly-owned subsidiary of Parent and (2) Galera, by merging Merger Sub 2 with and into Galera, with Galera surviving the merger as a wholly-owned subsidiary of Parent. At the Obsidian merger effective time, each outstanding share of Obsidian common stock (including those resulting from the conversion of the Obsidian preferred stock, the Obsidian Banc of California, Inc. warrants, and Obsidian common stock issued in connection with any interim permitted financings, but excluding dissenting shares and certain excluded shares as described in the accompanying information statement/prospectus) will be converted into the right to receive a number of shares of Parent common stock, calculated as described in the accompanying information statement/prospectus (the “Obsidian merger consideration”). Immediately following the Obsidian merger effective time, at the Galera merger effective time, each outstanding share of Galera common stock (including those resulting from the conversion of the Galera preferred stock and the Galera pre-funded warrants, but excluding dissenting shares and certain excluded shares as described in the enclosed information statement/prospectus) will be converted into the right to receive a number of shares of Parent common stock calculated as described in the accompanying information statement/prospectus (the “Galera merger consideration” and, together with the Obsidian merger consideration, the “merger consideration”). No cash consideration will be received by Galera or Obsidian stockholders in the mergers, including any cash that otherwise would be received for fractional shares. With respect to fractional shares, no fraction of a share of Parent common stock will be issued in the mergers; however, in lieu of fractional shares, each Obsidian or Galera stockholder who would otherwise be entitled to a fraction of a share of Parent common stock (after aggregating all fractional shares of Parent common stock that otherwise would be received by such holder) will be automatically converted into the right to receive one full additional share of Parent common stock.

The percentage of the combined company that pre-closing Galera security holders will own as of the closing of the mergers is subject to adjustment based on the valuation of Galera immediately prior to the closing. The valuation of Galera is subject to a dollar-for-dollar adjustment if Final Galera net cash (as defined in the merger agreement) is above or below the Galera target net cash of $1.8 million, provided that any Permitted Galera Bridge Financing will not cause the Final Galera net cash (as defined in the merger agreement) to exceed $1.8 million.

For every $200,000 decrease in the Final Galera net cash (as defined in the merger agreement) below $(2.00) million, pre-closing Galera security holders (other than those investors participating in the concurrent financing) would own approximately 2.5 basis points (or two and one half hundredths of a percentage point) less, and pre-closing Obsidian security holders and investors in the concurrent financing, collectively, would own approximately 2.5 basis points (or two and one half hundredths of a percentage point) more, of the outstanding shares of Parent common stock at closing. Final Galera net cash as defined in the merger agreement can be, and likely will be, a negative number and the amount of the adjustment described above is not capped. As an illustration, if the Final Galera net cash is $(2.00) million, the valuation of Galera would be $10.00 million, and (assuming gross proceeds of $350.0 million from the concurrent financing), the pre-closing Galera security holders (other than the investors participating in the concurrent financing) would own approximately 1.29% of the combined company, the pre-closing Obsidian security holders would own approximately 53.46% of the combined company, and investors in the concurrent financing would own approximately 45.25% of the combined company, in each case on a fully-diluted basis, using the treasury stock method.

As of June 22, 2026, the Galera exchange ratio is estimated to be approximately 0.7515 (after giving effect to the Galera Reverse Stock Split (as defined below) and assuming a Galera Reverse Stock Split ratio of 1:200). This estimate is subject to adjustment prior to closing for the number of outstanding shares of Parent common stock and Galera common stock, in each case as of immediately prior to the effective time, and the Final Galera net cash (and as a result, Galera stockholders could own more or less of the combined company than may be implied by the assumed Galera exchange ratio). The assumed Galera exchange ratio is based on (a) a valuation of Galera at $10.00 million, subject to adjustment if Final Galera net cash exceeds or falls below $(2.00) million (with any such difference resulting in a dollar-for-dollar adjustment to Galera’s valuation), and (b) the assumed Galera Reverse Stock Split ratio noted above, although Galera’s board of directors may instead effect the Galera Reverse Stock Split at another ratio within the approved range of 1:75 to 1:200, which would result in a corresponding adjustment to the Galera exchange ratio.

As of June 22, 2026, the Obsidian exchange ratio is estimated to be approximately 0.1375 (after giving effect to the Galera Reverse Stock Split and assuming a Galera Reverse Stock Split ratio of 1:200). This estimate is subject to adjustment prior to closing for the number of outstanding shares of Galera common stock and Obsidian common stock, in each case as of immediately prior to the effective time. The assumed Obsidian exchange ratio is based on a valuation of Obsidian at $413.5 million.

The estimated aggregate number of shares of Parent common stock that Parent expects to issue to Galera’s securityholders at the closing of the Galera merger is 781,649 shares, reflecting an expected per share value of $12.00, assuming the Galera merger occurred as of June 22, 2026 (after giving effect to the Galera preferred stock conversion, the assumed Galera Reverse Stock Split ratio and the assumed Galera exchange ratio). The estimated aggregate number of shares of Parent common stock that Parent expects to issue to Obsidian’s securityholders at the closing of the Obsidian merger is 31,647,468 shares, reflecting an expected per share value of $12.00, assuming the Obsidian merger occurred as of June 22, 2026, the assumed Galera Reverse Stock Split ratio and the assumed Obsidian exchange ratio.

Q:	When do you expect to complete the mergers?

A:

We currently expect to complete the mergers and the concurrent financing by the third quarter of 2026. However, we cannot assure you when or if the mergers or the concurrent financing will occur. The conditions to the mergers are described in the section entitled “The Merger Agreement—Mutual Conditions to Completion of the Mergers” beginning on page 161 of this information statement/prospectus.

Q:	What are the CVRs?

A:

In connection with the mergers and immediately prior to the Galera merger effective time, Parent and Obsidian will enter into the CVR agreement with Equiniti Trust Company, LLC (“Rights Agent”), pursuant to which Galera stockholders of record as of immediately prior to the Galera merger effective time (“CVR Holders”) will receive CVRs for each outstanding share of Galera common stock held by such stockholder as of such date. The CVRs represent (1) the right to receive a pro rata portion of 80%

of any potential future net proceeds received by Parent or its affiliates from the development, commercialization, licensing, sale or other disposition of the Legacy Product, or related intellectual property during the five years following the closing of the mergers and (2) the right to receive a pro rata portion of 95% of any potential future net proceeds received by Parent or its affiliates from the Supportive-Care Product Divestiture during the ten years following the closing.

If any amounts become payable pursuant to the CVRs, the Rights Agent will distribute such amounts to the CVR Holders in accordance with the terms of the CVR agreement. There can be no assurance that the CVR Holders will receive any payments with respect to the CVR agreement.

The CVRs are solely contractual rights and do not constitute equity or ownership interests in Parent, Galera, Obsidian or any of their respective affiliates, and Parent, Galera and Obsidian will cooperate, including by making changes to the CVR agreement, as necessary, to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act, or applicable state securities or “blue sky” laws. The CVRs are not transferable except in accordance with the terms of the CVR agreement.

The foregoing description of the CVR agreement is qualified in its entirety by reference to the full text of the CVR Agreement, which is attached to this information statement/prospectus as Appendix B.

Q:	What happens if the mergers are not completed?

A:

If the mergers are not completed, holders of Obsidian common stock and Galera common stock will not receive any consideration for their shares in connection with the Obsidian merger or the Galera merger and holders of Galera common stock will not receive any CVRs. Instead, Galera will remain an independent public company and Galera common stock would be expected to continue to be quoted on the OTCQB. In addition, in certain circumstances, a termination fee may be required to be paid by Galera or Obsidian. See the section entitled “The Merger Agreement—Termination and Termination Fees” beginning on page 163 of this information statement/prospectus for a discussion of the circumstances under which a termination fee will be required to be paid.

Q:	Is the Galera merger expected to be taxable to Galera stockholders?

A:

No, except for any gain recognized in connection with the issuance of the CVRs. Galera and Obsidian each intend that the merger will qualify as a transaction described in Section 351 and Section 368(a) of the Code. Thus, subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page 176 of this information statement/prospectus, U.S. holders of Galera common stock (“Galera U.S. holders”) will not recognize gain or loss upon the exchange of their Galera common stock for Parent common stock in the Galera merger except for the receipt of the CVRs. The issuance of the CVRs to Galera U.S. holders is expected to be treated as additional consideration paid with respect to such Galera common stock in connection with the Galera merger. As a result, Galera U.S. holders are expected to recognize gain (but not loss) with respect to their shares of Galera common stock held, in an amount equal to the lesser of (i) any gain realized with respect to such shares and (ii) the fair market value of the CVRs. For a more detailed summary of the material U.S. federal income tax consequences of the mergers and the CVRs, see “Material U.S. Federal Income Tax Consequences of the Mergers” and “Material U.S. Federal Income Tax Consequences of the Receipt of CVRs” beginning on pages 176 and 180, respectively, of this information statement/prospectus. For a more detailed discussion of the risks related to the U.S. federal income tax treatment, see the risk factors under “Risks Related to the Mergers” beginning on page 24 of this information statement/prospectus.

Q:	Is the Obsidian merger expected to be taxable to Obsidian stockholders?

A:	No. Galera and Obsidian each intend that the merger will qualify as a transaction described in Section 351 and Section 368(a) of the Code. Thus, subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page 176 of this information statement/prospectus, U.S. holders of Obsidian common stock will not recognize gain or loss upon the exchange of their Obsidian common stock for Parent common stock in the Obsidian merger. For a more detailed summary of the material U.S. federal income tax consequences of the mergers, see “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page 176 of this information statement/prospectus. For a more detailed discussion of the risks related to the U.S. federal income tax treatment, see the risk factors under “Risks Related to the Mergers” beginning on page 24 of this information statement/prospectus.

Q:	What are the material U.S. federal income tax consequences of the receipt of CVRs by Galera U.S. holders?

A:

The issuance of the CVRs to Galera U.S. holders is expected to be treated as additional consideration paid with respect to such Galera common stock in connection with the Galera merger. As a result, Galera U.S. holders are expected to recognize gain (but not loss) with respect to their shares of Galera common stock held, in an amount equal to the lesser of (i) any gain realized with respect to such shares and (ii) the fair market value of the CVRs. Please review the information in the section entitled “Material U.S. Federal Income Tax Consequences of the Receipt of CVRs” beginning on page 180 of this information statement/prospectus for a more complete description of the material U.S. federal income tax consequences of the receipt of CVRs to Galera U.S. holders, including possible alternative treatments.

Q:	Do Galera stockholders have appraisal or dissenters’ rights?

A:

Yes. Under applicable Delaware law, Galera stockholders that did not execute the Galera written consent have the right to dissent from the Galera merger and request to receive the “fair value” of their shares of Galera common stock in cash. Perfection of dissenters’ rights is complex. The procedures for exercising dissenters’ rights is described in the section entitled “Appraisal Rights” beginning on page 182 of this information statement/prospectus. Additionally, the full text of the applicable provisions of the DGCL relative to dissenters’ rights may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/#262 and is expressly incorporated herein by reference.

Q:	Whom should Galera stockholders contact with questions about the mergers?

A:	If a Galera stockholder has any questions about this information statement/prospectus or the mergers, please contact Joel Sussman at jsussman@galeratx.com.

Q:	What is the concurrent financing?

A:

On April 14, 2026, Galera entered into a subscription agreement with certain investors, pursuant to which Galera agreed to sell, and such investors agreed to purchase, shares of Galera Series C preferred stock for an aggregate purchase price of approximately $350.0 million (less any proceeds received by Obsidian in connection with a Permitted Obsidian Bridge Financing), prior to the closing of the mergers. The closing of the concurrent financing is conditioned upon the satisfaction or waiver of each of the conditions to the closing of the mergers (other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the merger agreement), as well as certain other conditions. The concurrent financing is more fully described in the section titled “Agreements Related to the Mergers—Concurrent Financing” beginning on page 174 of this information statement/prospectus.

Q:	What information about Galera is available on the Internet?

A:	A copy of this information statement/prospectus is available for download free of charge at www.sec.gov.

Additionally, the Galera website address is www.galeratx.com, which is used to distribute important information about Galera. At the “Investors” tab of that website (under the link “SEC Filings”), Galera makes available, free of charge, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, ownership reports on Forms 3, 4 and 5 and any amendments to those reports as soon as practicable after they are electronically filed with the SEC.

Information from the Galera website is not incorporated by reference into this information statement/prospectus.

Q:	What do Galera stockholders need to do now?

A:

After you have carefully read this document, you do not need to take any action to approve the mergers because the merger agreement has already been adopted by the requisite stockholder approval through the Galera written consent.

You do not need to do anything at this time. After the completion of the Galera merger, Parent will cause its exchange agent to send you instructions for receiving the Galera merger consideration and exchanging shares of Galera common stock for shares of Parent common stock.

Q:	If the mergers are completed, will the Parent common stock be listed for trading?

A:

Yes. The shares of Parent common stock you will receive in the mergers are expected to be listed on Nasdaq following the completion of the mergers. Until the mergers are consummated, the Parent common stock will not be listed on any securities exchange.

Completion of the mergers is subject to, among other conditions, the Parent common stock being approved for listing on Nasdaq, subject to official notice of issuance. There can be no assurance such listing condition will be met or that Parent will obtain such approval from Nasdaq. If such listing condition is not met or if such approval is not obtained, the mergers will not be consummated unless the condition is waived. The Nasdaq condition set forth in the merger agreement is not expected to be waived by the applicable parties.

Shares of Parent common stock received in the mergers are expected to be freely transferable under applicable securities laws, except for any shares of Parent common stock subject to the lock-up agreements entered into by certain executive officers, directors and stockholders of Obsidian.

SUMMARY

This summary highlights information contained elsewhere in this information statement/prospectus and may not contain all the information that is important to you. You should read carefully the entire information statement/prospectus, including the appendices to this information statement/prospectus, as this section does not provide all the information that might be important to you with respect to the transactions.

The Parties to the Merger Agreement

Galera

GALERA THERAPEUTICS, INC.

101 Lindenwood Drive, Suite 225

Malvern, PA 19355

Telephone: (610) 725-1500

Galera Therapeutics, Inc. is a biopharmaceutical company that historically was focused on developing a portfolio of small molecule superoxide dismutase (“SOD”) mimetics to improve radiotherapy in cancer, primarily by reducing one of the most common side effects of radiotherapy, severe oral mucositis (“SOM”). Galera’s portfolio is currently comprised of a pan-NOS inhibitor. Its lead program is a Phase 1/2 trial of the pan-NOS inhibitor in combination with nab-paclitaxel and alpelisib for MpBC. This is an investigator-sponsored trial that is funded by a National Institutes of Health (“NIH”) grant to investigators at the Methodist Hospital in Houston, Texas (“Houston Methodist”), including the drug supply for the trial. In 2025, the Phase 2a portion of the trial was reached and two additional sites were added: the University of Texas MD Anderson Cancer Center and the NIH Clinical Center. Assuming Galera is successful in securing additional capital, a second trial for this agent is being planned in TNBC in collaboration with the I-SPY 2 consortium.

As of December 31, 2025, Galera had three employees. With its limited resources, Galera continues to concentrate on developing therapies for breast cancer with toxicity reducing indications. Galera also continues to consider partnerships and alternative ways for advancing these indications.

Galera common stock is quoted on OTCQB under the symbol “GRTX.” As a result of the mergers, Galera common stock will no longer trade on the OTCQB.

Obsidian

OBSIDIAN THERAPEUTICS, INC.

1030 Massachusetts Avenue

Cambridge, Massachusetts 02138

Telephone: (781) 806-6245

Obsidian Therapeutics, Inc. is a clinical-stage biopharmaceutical company harnessing novel protein-regulation technology to develop engineered tumor infiltrating lymphocyte (“TIL”) cell therapies for the treatment of patients with solid tumors. Obsidian’s proprietary cytoDRiVE™ platform is highly versatile and allows Obsidian to leverage drug responsive domains (“DRDs”) to control protein function, with an initial focus on TIL cell therapies developed from this platform (“cytoTILs™”). Obsidian’s lead product candidate, OBX-115, is a novel, genetically engineered, autologous TIL cell therapy currently in a Phase 2 clinical trial for the treatment of advanced melanoma and a Phase 1 clinical trial for the treatment of non-small cell lung cancer, or NSCLC. OBX-115 is designed with regulatable membrane-bound IL15 (“mbIL15”) which drives TIL persistence, eliminates the need to dose toxic interleukin-2 (“IL2”) and enables outpatient administration of low-dose lymphodepletion. OBX-115 can be manufactured using tumor tissue procurement from an outpatient, minimally invasive core needle biopsy. Across a cohort of fifteen patients with treatment-resistant or refractory melanoma in Obsidian’s Phase 1/2 clinical trial, OBX-115 administration at the recommended Phase 2 dose demonstrated a 67% confirmed objective response rate (“ORR”) and significant tumor burden reduction, including two confirmed complete responses (“CRs”). OBX-115 has been granted Fast Track and Regenerative Medicine Advanced Therapy (“RMAT”) designations from the FDA for the treatment of patients with unresectable or metastatic melanoma that is resistant to immune checkpoint inhibitor (“ICI”) therapy.

Parent

GAZELLE PARENT, INC.

101 Lindenwood Drive, Suite 225

Malvern, PA 19355

Telephone: (610) 725-1500

Gazelle Parent, Inc. is a Delaware corporation that was formed by Galera on April 10, 2026, solely for the purpose of effecting the transactions contemplated by the merger agreement. Parent will not conduct any activities prior to the closing of the mergers other than those incidental to its formation and the matters contemplated by the merger agreement. As of the completion of the mergers, Galera and Obsidian will each become wholly-owned subsidiaries of Parent.

Parent common stock is expected to be listed on Nasdaq under the symbol “OBX.” The business of Parent will be the combined businesses currently conducted by Galera and Obsidian. Upon closing of the mergers, Parent will be renamed “Obsidian Therapeutics, Inc.”

Merger Sub 1

ONYX MERGERSUB, INC.

c/o Gazelle Parent, Inc.

101 Lindenwood Drive, Suite 225

Malvern, PA 19355

Telephone: (610) 725-1500

Onyx MergerSub, Inc., which we refer to as Merger Sub 1, is a Delaware corporation and wholly-owned subsidiary of Parent that was formed on April 10, 2026, solely for the purpose of effecting the Obsidian merger. Merger Sub 1 will not conduct any activities other than those incidental to its formation and the matters contemplated by the merger agreement. Pursuant to the merger agreement, Merger Sub 1 will be merged with and into Obsidian, with Obsidian surviving the Obsidian merger as a wholly-owned subsidiary of Parent.

Merger Sub 2

GAZELLE MERGER SUBSIDIARY, INC.

c/o Gazelle Parent, Inc.

101 Lindenwood Drive, Suite 225

Malvern, PA 19355

Telephone: (610) 725-1500

Gazelle Merger Subsidiary, Inc., which we refer to as Merger Sub 2, is a Delaware corporation and wholly-owned subsidiary of Parent that was formed on April 10, 2026, solely for the purpose of effecting the Galera merger. Merger Sub 2 will not conduct any activities other than those incidental to its formation and the matters contemplated by the merger agreement. Pursuant to the merger agreement, Merger Sub 2 will be merged with and into Galera, with Galera surviving the Galera merger as a wholly-owned subsidiary of Parent.

The Mergers and the Merger Agreement

As discussed in this information statement/prospectus, on April 14, 2026, Galera entered into the merger agreement with Obsidian, Parent, Merger Sub 1 and Merger Sub 2, pursuant to which Galera and Obsidian will enter into a business combination and operate under Parent, a new company incorporated in Delaware. The terms and conditions of the mergers are contained in the merger agreement, which is attached to this information statement/prospectus as Appendix A. Galera encourages you to read the merger agreement carefully, because it is the legal document that governs the mergers.

Effect of the Mergers

Pursuant to the merger agreement, (i) Merger Sub 1 will merge with and into Obsidian with Obsidian surviving the Obsidian merger as a wholly-owned subsidiary of Parent and (ii) Merger Sub 2 will merge with and into Galera with Galera surviving the Galera merger as a wholly-owned subsidiary of Parent.

Following the completion of the mergers, the business of Parent will be the combined businesses currently conducted by Galera and Obsidian.

The organization of Parent, Galera and Obsidian after the mergers and the concurrent financing is illustrated below (assuming proceeds from the concurrent financing of $350.0 million), with illustrative ownership percentages calculated on a fully-diluted basis, using the treasury stock method, and subject to certain assumptions, including (i) a valuation for Galera of $10.00 million (assuming Galera Net Cash of $(2.00) million as of the closing), (ii) a valuation Obsidian of $413.5 million, and (iii) the relative capitalization of Galera and Obsidian:

Former Galera Stockholders
Investors in the concurrent financing
Former Obsidian Stockholders
~1.29% of voting power
~45.25% of voting power
~53.46% of voting power
Parent
Galera
Obsidian

Exchange Ratios in the Mergers

Galera Exchange Ratio

Immediately following the Obsidian merger effective time but immediately prior to the Galera merger effective time, all Galera preferred stock will be converted into Galera common stock (the “Galera preferred stock conversion”). The estimated number of shares of Parent common stock expected to be issued upon conversion of the Galera Series C preferred stock to be issued in the concurrent financing is 29,166,667 shares, assuming such conversion occurred as of June 22, 2026.

Each outstanding Galera ITM option will automatically become fully vested and be net exercised at the Galera merger effective time into shares of Parent common stock. Each outstanding Galera option that is not a Galera ITM option will be cancelled for no consideration.

Prior to the Galera merger effective time, the Galera Pre-Funded Warrants will be exchanged for shares of Galera common stock. At the Galera merger effective time, each outstanding Galera Exchangeable Warrant will become a warrant to purchase shares of Parent common stock, and each outstanding Galera Terminable Warrant will be automatically terminated.

The percentage of the combined company that pre-closing Galera security holders will own as of the closing of the mergers is subject to adjustment based on the valuation of Galera immediately prior to the closing. The valuation of Galera is subject to a dollar-for-dollar adjustment if Final Galera net cash (as defined in the merger agreement) is above or below the Galera target net cash of $1.8 million, provided that any Permitted Galera Bridge Financing will not cause the Final Galera net cash (as defined in the merger agreement) to exceed $1.8 million.

For every $200,000 decrease in the Final Galera net cash (as defined in the merger agreement) below $(2.00) million, pre-closing Galera security holders (other than those investors participating in the concurrent financing) would own approximately 2.5 basis points (or two and one half hundredths of a percentage point) less, and pre-closing Obsidian security holders and investors in the concurrent financing, collectively, would own approximately 2.5 basis points (or two and one half hundredths of a percentage point) more, of the outstanding shares of Parent common stock at closing. Final Galera net cash as defined in the merger agreement can be a negative number and the amount of the adjustment described above is not capped. As an illustration, if the Final Galera net cash is $(2.00) million, the valuation of Galera would be $10 million, and (assuming gross proceeds of $350.0 million from the concurrent financing), the pre-closing Galera security holders (other than the investors participating in the concurrent financing) would own approximately 1.29% of the combined company, the pre-closing Obsidian security holders would own approximately 53.46% of the combined company, and investors in the concurrent financing would own approximately 45.25% of the combined company, in each case on a fully-diluted basis, using the treasury stock method.

As of June 22, 2026, the Galera exchange ratio is estimated to be approximately 0.7515 (after giving effect to the Galera Reverse Stock Split and assuming a Galera Reverse Stock Split ratio of 1:200). This estimate is subject to adjustment prior to closing for the number of outstanding shares of Parent common stock and Galera common stock, in each case as of immediately prior to the effective time, and Final Galera net cash (and as a result, Galera stockholders could own more or less of the combined company than may be implied by the assumed Galera exchange ratio). The assumed Galera exchange ratio is based on (a) a valuation of Galera at $10.00 million, subject to adjustment if Final Galera net cash exceeds or falls below $(2.00) million (with any such difference resulting in a dollar-for-dollar adjustment to Galera’s valuation), and (b) the assumed Galera Reverse Stock Split ratio noted above, although Galera’s board of directors may instead effect the Galera Reverse Stock Split at another ratio within the approved range of 1:75 to 1:200, which would result in a corresponding adjustment to the Galera exchange ratio.

The estimated aggregate number of shares of common stock that Parent expects to issue to Galera’s securityholders at the closing of the Galera merger is 781,649 shares, reflecting an expected per share value of $12.00, assuming the Galera merger occurred as of June 22, 2026 (after giving effect to the Galera preferred stock conversion and the assumed Galera Reverse Stock Split ratio).

In addition, an aggregate of 90,522 shares of Parent common stock are expected to be reserved for issuance upon the conversion or exercise of outstanding Galera options, warrants and other convertible securities that will be assumed by Parent upon completion of the Galera merger, in each case subject to adjustment as described in this information statement/prospectus.

For further information regarding the Galera exchange ratio, see the section entitled “The Merger Agreement—Merger Consideration—Galera Exchange Ratio” beginning on page 152 of this information statement/prospectus.

Obsidian Exchange Ratio

At the Obsidian merger effective time, each share of Obsidian common stock will be converted into the right to receive a number of shares of Parent common stock equal to the Obsidian exchange ratio, which is calculated by dividing the Obsidian merger shares by the number of Obsidian outstanding shares. The Obsidian equity value is $413.5 million. The Obsidian exchange ratio will not be determined until the closing of the mergers.

Immediately prior to the Obsidian merger effective time, all outstanding Obsidian preferred stock will be converted into Obsidian common stock (the “Obsidian preferred stock conversion”).

Each outstanding Obsidian option will be assumed and converted into an option to acquire shares of Parent common stock on the same terms and conditions, with the number of shares and exercise price adjusted to reflect the Obsidian exchange ratio.

Immediately prior to the Obsidian merger effective time, the Obsidian Banc of California, Inc. warrants will be deemed automatically exercised and will terminate in full.

As of June 22, 2026, the Obsidian exchange ratio is estimated to be approximately 0.1375 (after giving effect to the Galera Reverse Stock Split and assuming a Galera Reverse Stock Split ratio of 1:200). This estimate is subject to adjustment prior to closing for the number of outstanding shares of Parent common stock and Obsidian common stock, in each case as of immediately prior to the effective time. The assumed Obsidian exchange ratio is based on a valuation of Obsidian at $413.5 million. The estimated aggregate number of shares of common stock that Parent expects to issue to Obsidian’s securityholders at the closing of the Obsidian merger is 31,647,468 shares, reflecting an expected per share value of $12.00, assuming the Obsidian merger occurred as of May 19, 2026.

In addition, an aggregate of 5,315,255 shares of Parent common stock are expected to be reserved for issuance upon the conversion or exercise of outstanding Obsidian options, warrants and other convertible securities that will be assumed by Parent upon completion of the Obsidian merger, in each case subject to adjustment as described in this information statement/prospectus.

For further information regarding the Obsidian exchange ratio, see the section entitled “The Merger Agreement—Merger Consideration—Obsidian Exchange Ratio” beginning on page 150 of this information statement/prospectus.

CVRs

Prior to the Galera merger effective time, Parent, Obsidian and the Rights Agent will enter into the CVR agreement, pursuant to which Galera common stockholders of record as of the close of business on the last business day prior to the Galera merger effective time (but, for clarity, after the conversion of all Galera Series B preferred stock into Galera common stock) will receive CVRs representing the right to receive contingent cash payments upon the occurrence of certain events. There are two types of CVRs: (i) one CVR with respect to the Legacy Product Agreement and (ii) one CVR with respect to the Supportive-Care Product Agreement, for each such outstanding share of Galera common stock. The CVRs with respect to the Legacy Product Agreement relate to tilarginine, Galera’s legacy product candidate, and entitle holders to receive a pro rata portion of 80% of the net proceeds received by Parent or its affiliates under any Legacy Product Agreement during the applicable CVR period, determined in accordance with GAAP and consisting of gross cash proceeds less permitted deductions (as defined in the CVR Agreement), excluding amounts paid for research, development or manufacturing activities, loan proceeds, patent-related reimbursements, non-cash consideration unless and until converted to cash, and any amounts received after the applicable expiration date (the “CVR Proceeds”), with such period expiring on the fifth anniversary of the closing. The CVRs with respect to the Supportive-Care Product Agreement relate to small molecules known as GC4419, GC4711 and related compounds, and entitle holders to receive a pro rata portion of 95% of the CVR Proceeds received by Parent or its affiliates under the Supportive-Care Product Agreement, with such period expiring on the tenth anniversary of the closing. In each case, each holder will be entitled to receive its pro rata portion of the applicable percentage of CVR Proceeds, calculated by multiplying such percentage by a fraction equal to the total number of CVRs of the applicable type held by such holder divided by the total number of CVRs of the applicable type held by all holders, less applicable tax withholding (the “CVR Payment Amount”). A copy of the form of CVR Agreement is included as Appendix B to this information statement/prospectus.

If the CVR Payment Amounts become payable, the Rights Agent will distribute such amounts to the CVR Holders in accordance with the terms of the CVR Agreement. There can be no assurance that the CVR Holders will receive any payments with respect to the CVR Agreement.

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent or in any constituent company to the mergers. No interest will accrue on any amounts payable in respect of the CVRs.

Concurrent Financing

Concurrently with entering into the merger agreement, Parent and Galera entered into the subscription agreement with certain qualified institutional buyers and/or accredited investors (the “2026 Galera PIPE Investors”). Pursuant to the subscription agreement, and subject to the terms and conditions therein, Galera agreed to sell, and the 2026 Galera PIPE Investors agreed to purchase, immediately prior to the Obsidian merger effective time, shares of Galera Series C preferred stock, for an aggregate purchase price of $350.0 million. In the event Obsidian consummates a Permitted Obsidian Bridge Financing prior to the Obsidian merger effective time and a 2026 Galera PIPE Investor funds a portion of such Permitted Obsidian Bridge Financing, such 2026 Galera PIPE Investor’s aggregate purchase amount under the subscription agreement will be reduced dollar for dollar by an amount equal to such 2026 Galera PIPE Investor’s Permitted Obsidian Bridge Financing funding amount. Shares of Galera Series C preferred stock issued pursuant to the concurrent financing will be converted into shares of Galera common stock immediately after they are issued and then, in accordance with the terms of the merger agreement, will be converted into shares of Parent common stock at the Galera merger effective time. The closing of the concurrent financing is anticipated to occur on or about the date of the closing of the mergers, subject to the satisfaction of customary closing conditions.

In connection with the concurrent financing, Parent and Galera also entered into a registration rights agreement (the “2026 PIPE Registration Rights Agreement”) with the 2026 Galera PIPE Investors in connection with the concurrent financing. Pursuant to the 2026 PIPE Registration Rights Agreement, the combined company will prepare and file a resale registration statement with the SEC within 30 calendar days following the closing. The combined company will use its reasonable best efforts to cause such registration statement to become effective at the earliest possible date.

Stockholder Support Agreements

Concurrently with the execution of the merger agreement, the executive officers and directors and certain other stockholders of Galera holding approximately 51.1% of the outstanding Galera capital stock (the “Galera supporting stockholders”) entered into support agreements (the “Galera Support Agreements”) in favor of Obsidian, providing, among other things, that such officers, directors and stockholders will vote all of their eligible shares of Galera capital stock, among other things: (i) in favor of approving the mergers, the Required Galera Stockholder Approval and the other actions contemplated by the merger agreement and (ii) against any proposal or offer for, or consummation of, any transaction that would result in a change in control of 20% or more of the outstanding voting securities of Galera or any of its subsidiaries, or any other action that would reasonably be expected to interfere with, delay, impede, postpone, discourage or adversely affect the consummation of the transactions.

Concurrently with the execution of the merger agreement, certain officers and directors and certain other stockholders of Obsidian holding approximately 62.8% of the outstanding Obsidian capital stock (the “Obsidian supporting stockholders,” and together with the Galera supporting stockholders, the “supporting stockholders”) entered into support agreements (the “Obsidian Support Agreements” and, together with the Galera Support Agreements, the “Support Agreements”) in favor of Obsidian, providing, among other things, that such officers, directors and stockholders will vote all of their shares of Obsidian capital stock, among other things: (i) in favor of approving the mergers, the Required Obsidian Stockholder Approval and the other actions contemplated by the merger agreement and (ii) against any proposal or offer for, or consummation of, any transaction that would result in a change in control of 20% or more of the outstanding voting securities of Obsidian or any of its subsidiaries, or any other action that would reasonably be expected to interfere with, delay, impede, postpone, discourage or adversely affect the consummation of the transactions.

The Support Agreements also provide that the supporting stockholders will grant an irrevocable proxy to vote said shares in accordance with the applicable Support Agreement and each supporting stockholder has undertaken not to transfer, pledge, or otherwise dispose of any such shares or grant any proxies or enter into any voting arrangements inconsistent with the applicable Support Agreement, subject to limited exceptions for certain permitted transfers. In the event of a Galera Board Adverse Recommendation Change or Obsidian Board Adverse Recommendation Change made in compliance with the terms of the merger agreement, the aggregate number of shares subject to the applicable Support Agreements will be automatically reduced on a pro rata basis such that the number of shares held collectively by all such holders will represent in the aggregate 25% of the outstanding shares of the applicable company’s common stock.

For further information regarding the Support Agreements, see the section entitled “Agreements Related to the Mergers—Support Agreements” beginning on page 169 of this information statement/prospectus.

Lock-Up Agreements

Concurrently with the execution of the merger agreement, certain executive officers and directors of Obsidian entered into lock-up agreements (the “Lock-Up Agreements”), as a condition and inducement to Galera’s willingness to enter into the merger agreement, pursuant to which, subject to specified exceptions, such persons accepted certain restrictions on transfers of shares of Parent common stock (including shares received in the mergers and shares issuable upon exercise of options, warrants or convertible securities) for the 180-day period following the Galera merger effective time. The Obsidian stockholders who have executed Lock-Up Agreements as of April 14, 2026 owned, in the aggregate, over 50% of the outstanding shares of Obsidian common stock (on an as-converted basis).

The Lock-Up Agreements and the obligations of the parties thereto will automatically terminate upon the earlier of (i) Obsidian advising the applicable holder in writing that it has determined not to proceed with the transactions or (ii) the merger agreement being validly terminated pursuant to its terms.

For further information regarding the Lock-Up Agreements, see the section entitled “Agreements Related to the Mergers—Lock-Up Agreements” beginning on page 171 of this information statement/prospectus.

Parent Equity Awards

In connection with the mergers, and prior to the closing, Parent will adopt the Gazelle Parent, Inc., 2026 Equity Incentive Plan (the “Parent Equity Incentive Plan”). In addition to the Obsidian equity awards that will be converted upon completion of the Obsidian merger and the Galera equity awards that will be converted upon completion of the Galera merger, the combined company will be permitted to issue new equity-based compensation for services rendered to the combined company or any of its participating subsidiaries in the form of stock options, restricted stock awards, restricted stock units, stock appreciation rights, dividend equivalents, performance awards and stock payments (or any combination thereof) granted under the Parent Equity Incentive Plan. No awards may be granted under the Parent Equity Incentive Plan prior to the Galera merger effective time.

Opinion of Galera’s Financial Advisor

On April 13, 2026, Galera’s financial advisor in connection with the mergers, delivered an oral opinion to the Galera Board, which was subsequently confirmed in a written opinion dated the same date, to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Lucid Capital Markets, LLC (“Lucid”) as set forth in such opinion, the Galera exchange ratio and the Obsidian exchange ratio were fair, from a financial point of view, to the holders of Galera common stock.

The full text of Lucid’s opinion, dated April 13, 2026, is attached as Appendix C to this information statement/prospectus, and the full text of the opinion is incorporated herein by reference. You should read the opinion as well as the section entitled “The Mergers—Opinion of Galera’s Financial Advisor” beginning on page 128 of this information statement/prospectus, in their entirety to understand the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Lucid.

Lucid’s opinion was for the information of, and was directed to, the Galera Board (in its capacity as such) in connection with its consideration of the financial terms of the mergers.

The opinion addressed only the fairness, from a financial point of view, as of the date of the opinion, to the Galera stockholders of the Galera exchange ratio and the Obsidian exchange ratio. It did not address the underlying business decision of Galera to engage in the mergers or enter into the merger agreement or constitute a recommendation to the Galera Board in connection with the mergers, and it does not constitute a recommendation regarding whether or not any such Galera stockholder should exercise any dissenters’ or appraisal rights that may be available to such stockholder. Lucid received a fee for its services, none of which was contingent upon consummation of the mergers.

For further information, please see the section entitled “The Mergers—Opinion of Galera’s Financial Advisor” beginning on page 128 of this information statement/prospectus.

Material U.S. Federal Income Tax Consequences of the Mergers

Galera and Obsidian each intend that, subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page 176 of this information statement/prospectus, (i) the Obsidian merger taken together with the Galera merger will qualify as a transaction described in Section 351 of the Code, (ii) the Galera merger, by itself, will qualify as a transaction described in Section 368(a), (iii) the Obsidian merger, by itself, will qualify as a transaction described in Section 368(a) of the Code, and (iv) U.S. holders of Galera common stock and Obsidian common stock will not recognize gain or loss upon the exchange of their Galera common stock or Obsidian membership interests for Parent common stock in the Galera merger or Obsidian merger except for the receipt of CVRs. The issuance of the CVRs to Galera U.S. holders is expected to be treated as additional consideration paid with respect to such Galera common stock in connection with the Galera merger. As a result, Galera U.S. holders are expected to recognize gain (but not loss) with respect to their shares of Galera common stock held, in an amount equal to the lesser of (i) any gain realized with respect to such shares and (ii) the fair market value of the CVRs.

For more information, please see the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers” and “Material U.S. Federal Income Tax Consequences of the Receipt of CVRs” beginning on pages 178 and 180 of this information statement/prospectus, respectively.

Risk Factors

You should carefully consider all of the information contained in this information statement/prospectus, including the risk factors set forth in the section entitled “Risk Factors” beginning on page 24 of this information statement/prospectus and the risk factors described in Galera’s Annual Report on Form 10-K for the year ended December 31, 2025 and other reports that Galera files with the SEC. Please see the section entitled “Where You Can Find More Information” beginning on page 356 of this information statement/prospectus.

The following is only a summary of the principal risks that are applicable to the mergers, Parent following the closing of the mergers, Galera and Obsidian, respectively.

Risks Relating to the Mergers

•

The Galera exchange ratio will not be adjusted based on the market price of Galera common stock, so the Galera merger consideration received at closing may have a greater or lesser value than at the time the merger agreement was signed.

•	Completion of the mergers is subject to certain conditions, some of which are outside of the parties’ control, and if these conditions are not satisfied or waived, the mergers will not be completed.

•

If Galera and Obsidian complete the mergers, the combined company will need to raise additional capital by issuing equity securities or additional debt or through licensing arrangements, which may cause significant dilution to the combined company’s stockholders or restrict the combined company’s operations.

•

If the mergers are not completed, the Galera Board may decide to pursue a liquidation and dissolution of Galera. In such an event and in light of Galera’s current capital resource constraints, it is unlikely that substantial resources would be available for distributions to Galera’s stockholders.

•	Certain provisions of the merger agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the transactions.

•	Galera stockholders may not receive any payment on the CVRs, and the CVRs may expire valueless.

•	Stockholders could file lawsuits relating to the mergers.

Risks Relating to the Combined Company

•	The market price of Parent common stock is expected to be volatile, and the market price of the Parent common stock may decline following the mergers.

•	The combined company may incur losses for the foreseeable future and might never achieve profitability.

•	The combined company will incur additional costs and increased demands upon management as a result of complying with the laws and regulations affecting public companies.

•

The unaudited pro forma condensed combined financial information for Galera and Obsidian included in this information statement/prospectus is preliminary, and the combined company’s actual financial position and operations after the mergers may differ materially from the unaudited pro forma condensed combined financial information included in this information statement/prospectus.

•	Galera and Obsidian do not anticipate that the combined company will pay any cash dividends in the foreseeable future.

•	Future sales of shares by existing stockholders could cause the Parent common stock price to decline.

Risks Relating to Galera

•	Galera has incurred significant losses since its inception and it expects to require substantial additional capital for the foreseeable future.

•

Galera is heavily dependent on the success of its product candidate, tilarginine, which has not received regulatory approval. If development of Galera’s product candidate is unsuccessful, Galera may be unable to obtain required regulatory approvals and be unable to commercialize its product candidate on a timely basis, if at all.

•

Galera relies, and will continue to rely, on third parties to conduct clinical trials for its product candidate, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

•

The biopharmaceutical industries are subject to extensive regulatory obligations and policies that may be subject to significant and abrupt change, including due to judicial challenges, election cycles, and resulting regulatory updates and changes in policy priorities.

•

Galera is highly dependent on its key personnel, and if Galera is not successful in attracting and retaining highly qualified personnel, it may not be able to successfully implement its business strategy.

•

If Galera are unable to adequately protect its proprietary technology and product candidate, if the scope of the patent protection obtained is not sufficiently broad, or if the terms of Galera’s patents are insufficient to protect its product candidate for an adequate amount of time, its competitors could develop and commercialize technology and products similar or identical to Galera’s, and Galera’s ability to successfully commercialize its product candidate may be materially impaired.

•

The successful commercialization of Galera’s product candidate will depend in part on the extent to which third-party payors, including governmental authorities and private health insurers, provide coverage and adequate reimbursement levels, as well as implement pricing policies favorable for Galera’s product candidate.

Risks Relating to Obsidian

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Obsidian is a clinical-stage biopharmaceutical company and has incurred significant financial losses since inception and anticipate that it will continue to incur significant financial losses for the foreseeable future. Obsidian may never achieve or maintain profitability.

•

Even if the mergers and concurrent financing are successful, Obsidian will require additional funding in order to finance operations. If Obsidian is unable to raise capital when needed, or on acceptable terms, Obsidian could be forced to delay, reduce, or eliminate its product development programs or commercialization efforts.

•	Raising additional capital may cause dilution to Obsidian stockholders, restrict operations, or require Obsidian to relinquish rights to its product candidate.

•

Obsidian’s business is highly dependent on the success of its product candidate, OBX-115. If Obsidian is unable to successfully complete clinical development, obtain regulatory approval for or commercialize its product candidate, or if Obsidian experiences delays in doing so, Obsidian’s business will be materially harmed.

•

Obsidian relies, and expect to continue to rely, on third parties, including independent clinical investigators, CROs and contract development manufacturing organizations (“CDMOs”) to conduct certain aspects of Obsidian’s preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory requirements or meet expected deadlines, Obsidian may not be able to obtain regulatory approval for or commercialize its current and future product candidates and Obsidian’s business could be substantially harmed.

•

If Obsidian is unable to obtain and maintain patent protection for any products it develops and for its technology, or if the scope of the patent protection obtained is not sufficiently broad, Obsidian’s competitors could develop and commercialize products and technology similar or identical to Obsidian’s, and Obsidian’s ability to successfully commercialize any product candidates it may develop and its technology may be adversely affected.

•

Obsidian is highly dependent on its key personnel, and if Obsidian is not successful in attracting and retaining highly qualified personnel, it may not be able to successfully implement its business strategy

Interests of Directors and Executive Officers in the Mergers that Differ from Your Interests

Some of the directors and executive officers of Galera and Obsidian have interests in the mergers that differ from, or are in addition to, their interests as Galera or Obsidian stockholders. These interests exist because of, among other things, employment or severance agreements that the executive officers entered into with Galera, Obsidian or Parent, rights that these executive officers and directors have under benefit plans including equity plans and deferred compensation plans, agreements or arrangements with Parent to continue or serve as employees, consultants and/or directors following the mergers, and rights to indemnification and directors and officers insurance following the mergers. The employment and severance agreements provide certain executive officers with severance benefits if their employment is terminated in connection with the mergers. The aggregate compensation that certain Galera and Obsidian directors and named executive officers or their affiliates may receive as a result of the mergers is described in greater detail in the section entitled “The Mergers—Interests of Obsidian’s Directors and Executive Officers in the Obsidian Merger” and “—Interests of Galera Directors and Executive Officers in the Galera Merger” beginning on pages 126 and 144, respectively, of this information statement/prospectus.

Further, as of May 19, 2026, Galera directors and executive officers owned, in the aggregate, 18,018,518 shares of Galera common stock and 10,528,672 shares of Galera common stock underlying Galera options, and Obsidian directors and executive officers owned, in the aggregate, 30,937 shares of Obsidian common stock and 23,183,848 shares of Obsidian common stock underlying Obsidian options, all of which will be converted and/or adjusted prior to the mergers. The treatment of these securities is set forth in the merger agreement and described in greater detail in the section entitled “The Mergers—Interests of Obsidian’s Directors and Executive Officers in the Obsidian Merger” and “—Interests of Galera Directors and Executive Officers in the Galera Merger” beginning on pages 126 and 144, respectively, of this information statement/prospectus.

Conditions of the Mergers

The obligations of the parties to the merger agreement to complete the mergers depend on a number of conditions being satisfied or waived. These conditions include but are not limited to:

•

the absence of any temporary restraining order, preliminary or permanent injunction or other order by any court of competent jurisdiction or other Governmental Authority of competent jurisdiction preventing the consummation of the transactions, and the absence of any law having the effect of making the consummation of the transactions illegal;

•	the receipt by Galera of the Required Galera Stockholder Approval and by Obsidian of the Required Obsidian Stockholder Approval;

•

the approval of the listing of the shares of Parent common stock on Nasdaq and the approval for listing (subject to final notice of issuance) on Nasdaq of the shares of Parent common stock to be issued in the mergers pursuant to the merger agreement;

•

the continued full force and effect of the subscription agreement, without any termination, rescission or material adverse modification, the satisfaction or waiver of all conditions to the funding thereunder (other than those to be satisfied at closing), and the receipt by Galera of cash proceeds of not less than $350.0 million (less any interim permitted financings), or the receipt thereof substantially simultaneously with closing, in connection with the consummation of the transactions contemplated by the subscription agreement;

•

the effectiveness of the registration statement filed on Form S-4 of which this information statement/prospectus is a part, the absence of any stop order suspending the effectiveness thereof, and the absence of any proceedings initiated or threatened by the SEC for that purpose;

•

the accuracy of the fundamental representations and warranties of each of Galera and Obsidian as of the Galera merger effective time and Obsidian merger effective time, respectively, subject to the material adverse effect standard in the merger agreement;

•	the performance in all material respects of all obligations contained in the merger agreement required to be performed at or before the applicable effective time;

•	the absence of a Galera Material Adverse Effect (as defined below) or an Obsidian Material Adverse Effect (as defined below) since the date of the merger agreement;

•	the continued listing of the existing shares of Galera common stock on the OTCQB from the date of the merger agreement through the date of the closing; and

•	the continued full force and effect of the Obsidian Lock-Up Agreement as of immediately following the Obsidian merger effective time.

We cannot be certain when, or if, the conditions to the mergers will be satisfied or waived, or that the mergers will be completed.

No Solicitation of Acquisition Proposals

The merger agreement contains non-solicitation provisions prohibiting each of Galera and Obsidian from soliciting a competing transaction.

Each of Galera and Obsidian have agreed that, during the pre-closing period, neither it nor any of its subsidiaries would, nor would it or any of its subsidiaries authorize any of its representatives to, directly or indirectly:

•

solicit, assist, initiate, engage, or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry;

•

furnish any nonpublic information regarding such party to any person or group (other than a party to the merger agreement or its representatives) in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

•	engage, encourage or participate in discussions or negotiations with any person or group with respect to any Acquisition Proposal or Acquisition Inquiry;

•	approve, endorse or recommend any Acquisition Proposal (subject to Section 7.2 and Section 7.3 of the merger agreement);

•	negotiate, execute or enter into any letter of intent, agreement in principle, acquisition agreement or any other contract contemplating or otherwise relating to any Acquisition Transaction;

•	take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry;

•

release any person from, or waive any provision of, any confidentiality agreement to which such party is a party, the release or waiver of which could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; or

•	publicly propose to do any of the following.

Notwithstanding the foregoing and subject to compliance thereto, prior to obtaining the Required Galera Stockholder Approval, Galera may furnish nonpublic information regarding Galera and its subsidiaries to, and enter into discussions or negotiations with, any person in response to a bona fide, unsolicited, written Acquisition Proposal by such person which the Galera Board determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (a) neither Galera nor any representative of Galera has breached the non-solicitation provisions of the merger agreement in any material respect, (b) the Galera Board concludes in good faith, after consulting with outside counsel, that the failure to take such action would reasonably be expected to constitute a violation of the Galera Board’s fiduciary duties under applicable law, (c) at least one business day prior to initially furnishing any such nonpublic information to, or enter into discussions with, such person, Galera receives from such person an executed acceptable confidentiality agreement and (d) at least one business day prior to furnishing any such nonpublic information to such person, Galera furnishes such nonpublic information to Obsidian (to the extent such information has not been previously furnished by Galera to Obsidian). Without limiting the generality of the foregoing, subject to the terms of the merger agreement, each party acknowledged and agreed that, in the event any representative of such party takes any action that, if taken by such party, would constitute a breach of the non-solicitation provisions of the merger agreement by such party, the taking of such action by such Representative will be deemed to constitute a breach of such provisions by such party for purposes of the merger agreement.

Notwithstanding the foregoing and subject to the terms of the merger agreement, prior to obtaining the Required Obsidian Stockholder Approval, Obsidian may furnish nonpublic information regarding Obsidian and its subsidiaries to, and enter into discussions or negotiations with, any person in response to a bona fide, unsolicited, written Acquisition Proposal by such person which the Obsidian Board determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (a) neither Obsidian nor any representative of Obsidian has breached the non-solicitation provisions of the merger agreement in any material respect, (b) the Obsidian Board concludes in good faith, after consulting with outside counsel, that the failure to take such action would reasonably be expected to constitute a violation of the Obsidian Board’s fiduciary duties under applicable law, (c) at least one business day prior to initially furnishing any such nonpublic information to, or enter into discussions with, such person, Obsidian receives from such person an executed acceptable confidentiality agreement and (d) at least one business day prior to furnishing any such nonpublic information to such person, Obsidian furnishes such nonpublic information to Galera (to the extent such information has not been previously furnished by Obsidian to Galera).

Termination of the Merger Agreement

Either Galera or Obsidian may terminate the Merger Agreement under certain circumstances, which would prevent the mergers from being consummated. For a more detailed discussion of the termination provisions in the merger agreement, see “The Merger Agreement—Termination and Termination Fees” beginning on page 163 of this information statement/prospectus.

Expenses and Termination Fees

Generally, each party is required to pay all fees and expenses incurred by it in connection with the mergers and the other transactions and agreements contemplated by the merger agreement. However, upon a termination of the merger agreement, a party will become obligated to pay to the other party a termination fee in certain circumstances.

The merger agreement provides that, upon termination of the merger agreement under specified circumstances, a termination fee of $1.25 million may become payable by Obsidian to Galera if the merger agreement is terminated by (a) Galera (i) as a result of a material breach of the merger agreement by Obsidian that has not been cured, (ii) if the Required Obsidian Stockholder Approval is not delivered to Galera within 15 days of the registration statement of which this information statement/prospectus forms a part becoming effective or (iii) the Obsidian Board or a committee thereof makes an Obsidian Board Adverse Recommendation Change or (b) by Obsidian concurrently with Obsidian’s entry into any Permitted Alternative Agreement (as defined below), subject to certain requirements set forth in the merger agreement. A termination fee of $0.75 million may become payable by Galera to Obsidian if the merger agreement is terminated (i) by Obsidian upon a material breach of the merger agreement by Galera or (ii) by Galera concurrently with Galera’s entry into any Permitted Alternative Agreement, subject to certain requirements set forth in the merger agreement.

Listing of Parent common stock

Shares of Parent common stock are not currently traded or quoted on a stock exchange or quotation system. It is a condition to the completion of the mergers that the shares of Parent common stock to be issued to Galera and Obsidian stockholders be approved for listing on Nasdaq, subject to official notice of issuance. There can be no assurance such listing condition will be met or that Parent will obtain such approval from Nasdaq. If such listing condition is not met or if such approval is not obtained, the mergers will not be consummated unless the condition is waived. The shares of Parent common stock to be issued in the mergers are expected to be listed on Nasdaq following the closing of the mergers. Until the Galera merger effective time, the Parent common stock will continue not to be traded or quoted on a stock exchange or quotation system.

Management and Board of Directors of Parent After the Transaction

Immediately after consummation of the mergers, the Parent Board will consist of six directors: Madan Jagasia, Maria Fardis, Peter Barrett, Heidi Hagen, Matt Norkunas and Robert Ross.

Furthermore, immediately after consummation of the mergers, Madan Jagasia, Chief Executive Officer of Obsidian, will be Chief Executive Officer of Parent, Julie Feder, Chief Financial Officer of Obsidian, will be Chief Financial Officer of Parent, Dana Alexander, Chief Technical Officer of Obsidian, will be Chief Technical Officer of Parent, Parameswaran Hari, Chief Medical Officer of Obsidian, will be Chief Medical Officer of Parent, and Jennifer Peterson, Chief People Officer of Obsidian, will be Chief People Officer of Parent.

Appraisal Rights

Galera stockholders are entitled to appraisal rights in connection with the Galera merger under Section 262, the full text of which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/#262 and is expressly incorporated herein by reference, as described in the section entitled “Appraisal Rights” beginning on page 182 of this information statement/prospectus.

Comparison of Stockholders’ Rights

Upon completion of the mergers, Galera stockholders will become stockholders of Parent and their rights will be governed by Delaware law and the governing corporate documents of Parent in effect at the Galera merger effective time. Galera stockholders will have different rights once they become Parent stockholders due to differences between the governing corporate documents of each of the entities. These differences are described in detail in the section entitled “Comparison of Stockholders’ Rights” beginning on page 332 of this information statement/prospectus.

RISK FACTORS

Investing in Parent common stock involves risks, some of which are related to the mergers. In addition to the other information contained in or incorporated by reference into this information statement/ prospectus, including the matters addressed under the caption entitled “Cautionary Statement Regarding Forward-Looking Statements,” You should carefully consider the following risk factors. Please see the section entitled “Where You Can Find More Information” beginning on page 356 of this information statement/prospectus. These risk factors are not exhaustive, and investors are encouraged to perform their own investigation with respect to each of the businesses of Galera and Obsidian because these risks will relate to the combined business of Galera and Obsidian following the consummation of the mergers. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the mergers, and may have a material adverse effect on the combined company, as well as the respective businesses of Galera and Obsidian, as well as their respective financial condition or results of operations. The risks discussed below may not prove to be exhaustive and are based on certain assumptions made by Galera and Obsidian which later may prove to be incorrect or incomplete. Galera, Obsidian and the combined company may face additional risks and uncertainties that are not presently known to Galera or Obsidian, or that are currently deemed immaterial, which may also impair their business or financial condition.

Risks Related to the Mergers

The Galera exchange ratio will not be adjusted based on the market price of Galera common stock, so the Galera merger consideration received at closing may have a greater or lesser value than at the time the merger agreement was signed.

At the Galera merger effective time, each share of Galera common stock outstanding immediately prior to the Galera merger effective time will be converted into the right to receive a number of shares of Parent common stock equal to the Galera exchange ratio. The Galera exchange ratio is based on a Galera equity value of $13.8 million, subject to dollar-for-dollar adjustment if the Final Galera net cash is above or below the Galera target net cash of $1.8 million (provided in no event will any Permitted Galera Bridge Financing cause the Final Galera net cash to be greater than $1.8 million), but will not be adjusted to reflect changes in the market price of Galera common stock. The Galera exchange ratio will not be determined until the closing of the Galera merger.

The illustrative post-closing ownership percentages described in this information statement/prospectus are based upon a number of assumptions, including (i) a valuation for Galera of $10.00 million (assuming Galera Net Cash of $(2.00) million as of the closing), (ii) a valuation for Obsidian of $413.5 million, and (iii) the relative capitalization of Galera and Obsidian. Any decrease in the amount of Galera Net Cash at closing will decrease the number of shares of Parent common stock that Galera stockholders will be entitled to receive pursuant to the merger agreement (and their corresponding post-closing ownership percentage).

Any changes in the market price of Galera common stock before the completion of the Galera merger will not affect the number of shares of Parent common stock that Galera stockholders will be entitled to receive pursuant to the merger agreement. Therefore, if before the completion of the Galera merger the market price of Galera common stock increases from the market price on the date of the merger agreement, Galera stockholders could receive merger consideration with substantially less value relative to the then-current market price of Galera common stock than the parties had negotiated when they established the Galera exchange ratio. Similarly, if before the completion of the Galera merger the market price of Galera common stock declines, Galera stockholders could receive merger consideration with substantially more value relative to the then-current market price of Galera common stock. The merger agreement does not include a price-based termination right.

For further information regarding the Galera exchange ratio, see the section entitled “The Merger Agreement—Merger Consideration—Galera Exchange Ratio” beginning on page 152 of this information statement/prospectus.

Failure to complete the mergers may result in Galera or Obsidian paying a termination fee to the other party, which could harm the future business and operations of the applicable party.

If the mergers are not completed, each of Galera and Obsidian is subject to the following risks:

•

if the merger agreement is terminated by Obsidian due to Galera’s material breach, or by Galera upon Galera’s entry into a Permitted Alternative Agreement (as defined below) for a Superior Offer, Galera may be required to pay Obsidian a non-refundable termination fee of $500,000, plus up to $250,000 in reasonable and documented out-of-pocket third-party expenses incurred by Obsidian in connection with the transactions;

•

if the merger agreement is terminated by Galera due to Obsidian’s material breach, due to an Obsidian Board Adverse Recommendation Change, or by Obsidian upon Obsidian’s entry into a Permitted Alternative Agreement for a Superior Offer, Obsidian may be required to pay Galera a non-refundable termination fee of $1,000,000, plus up to $250,000 in reasonable and documented out-of-pocket third-party expenses incurred by Galera in connection with the transactions;

•	the price of Galera common stock may decline and could fluctuate significantly; and

•	costs related to the mergers, such as financial advisor, legal and accounting fees, must be paid by the applicable party even if the mergers are not completed.

The parties to the merger agreement have acknowledged that each termination fee represents a good faith, fair estimate of the damages that the receiving party and its affiliates would suffer upon termination of the merger agreement, and that any amount payable pursuant to the termination fee provisions is not a penalty, but rather liquidated damages. The parties have further agreed that the payment of the applicable termination fee shall be the sole and exclusive remedy of a party following a termination of the merger agreement by the other party.

If the merger agreement is terminated and the Galera Board or the Obsidian Board, as applicable, determines to seek another business combination, there can be no assurance that such party will be able to find a partner with whom a business combination would yield greater benefits than the benefits to be provided under the merger agreement.

If the conditions to the mergers are not satisfied or waived, the mergers may not occur.

Even if the Required Galera Stockholder Approval and the Required Obsidian Stockholder Approval are obtained, specified conditions must be satisfied or waived to complete the mergers. These conditions include, among others: (i) the absence of any law or order prohibiting the consummation of the mergers; (ii) the effectiveness of the registration statement of which this information statement/prospectus forms a part; (iii) the approval for listing of the shares of Parent common stock to be issued in connection with the mergers on Nasdaq; (iv) the accuracy of the representations and warranties of each party, subject to specified materiality standards; (v) the performance in all material respects by each party of its obligations under the merger agreement; (vi) the receipt of the concurrent financing proceeds; and (vii) the absence of a material adverse effect with respect to each of Galera and Obsidian. These conditions are described in more detail in the section entitled “The Merger Agreement—Mutual Conditions to Completion of the Mergers” beginning on page 161 of this information statement/prospectus.

It is a condition of the consummation of the mergers that the shares of Parent common stock to be issued in connection with the mergers is approved for listing on Nasdaq, but such condition can be waived by the parties. If Nasdaq determines not to approve the listing application, Obsidian and Galera have not made a determination as to whether or not to waive this condition and, though they do not expect to waive this condition, they could decide to waive it and complete the merger in such circumstance. Accordingly, there can be no assurance such listing condition will be met.

If Obsidian and Galera agree to waive the requirement that the Nasdaq listing application be accepted for listing prior to the consummation of the mergers, and their respective boards of directors determine to proceed with the closing of the mergers, Nasdaq may determine not to approve the listing of Parent’s common stock based on a failure to satisfy the applicable initial listing criteria. Parent may appeal such determination to a Nasdaq hearings panel; however, there can be no assurance that such appeal would be successful. If Parent’s common stock is not listed on Nasdaq, there may be no established public trading market for such common stock, which would likely result in limited liquidity and increased volatility, and would adversely affect Parent’s ability to raise additional capital or to enter into strategic transactions. In addition, the absence of a Nasdaq listing would make it more difficult for stockholders to sell Parent’s common stock in the public market.

Neither Galera nor Obsidian can assure you that all of the conditions to the consummation of the mergers will be satisfied or waived. If the conditions are not satisfied or waived, the mergers may not occur or the closing may be delayed, and each of Galera and Obsidian may lose some or all of the intended benefits of the mergers.

If Galera and Obsidian complete the mergers, the combined company will need to raise additional capital by issuing equity securities or additional debt or through licensing arrangements, which may cause significant dilution to the combined company’s stockholders or restrict the combined company’s operations.

Additional financing may not be available to the combined company when it is needed or may not be available on favorable terms. To the extent that the combined company raises additional capital by issuing equity securities, such financing will cause additional dilution to all securityholders of the combined company, including Galera’s pre-merger stockholders, Obsidian’s pre-merger stockholders and investors in the concurrent financing. It is also possible that the terms of any new equity securities may have preferences over the Parent common stock. Any debt financing the combined company enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the combined company’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments. In addition, if the combined company raises additional funds through licensing arrangements, it may be necessary to grant licenses on terms that are not favorable to the combined company.

If the mergers are not completed, the Galera Board may decide to pursue a liquidation and dissolution of Galera. In such an event and in light of Galera’s current capital resource constraints, it is unlikely that substantial resources would be available for distributions to Galera’s stockholders.

Although Galera has entered into the merger agreement, the closing may be delayed or may not occur at all. If for any reason the mergers are not completed, the Galera Board may elect to, among other things, attempt to complete another strategic transaction, attempt to sell or otherwise dispose of the various assets of Galera, or seek to continue to operate Galera’s business. Any of these alternatives would be costly and time-consuming and would require that Galera obtain additional near-term funding. Galera expects that it would be difficult to secure such funding in a timely manner, on favorable terms or at all.

If the mergers are not completed, the Galera Board may decide that it is in the best interests of Galera’s stockholders to dissolve the company and liquidate its assets. In that event, the amount of cash, if any, available for distribution to Galera’s stockholders would depend on the timing of such decision and the timing of such liquidation since the amount of cash available for distribution continues to decrease as Galera funds its operations and incurs fees and expenses related to the mergers. In addition, if the Galera Board were to approve and recommend, and Galera’s stockholders were to approve, a dissolution of Galera, it would be required under the DGCL to pay its outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to Galera’s stockholders. As a result of this requirement, a portion of Galera’s assets may need to be reserved pending the resolution of such obligations. In addition, Galera may be subject to litigation or other claims related to a liquidation and dissolution of the company. If a liquidation and dissolution were pursued, the Galera Board, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, in such a circumstance and in light of Galera’s current capital resources, it is highly unlikely that substantial resources, if any, would be available for distributions to Galera’s stockholders. Galera’s stockholders would likely lose all or a significant portion of their investment.

Certain provisions of the merger agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the transactions.

The terms of the merger agreement prohibit each of Galera and Obsidian from soliciting competing proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances as described in further detail in the section entitled “The Merger Agreement—Non-Solicitation” beginning on page 159 of this information statement/prospectus. In addition, if the merger agreement is terminated under specified circumstances, Galera may be required to pay Obsidian a non-refundable termination fee of $500,000, plus up to $250,000 in reasonable and documented out-of-pocket third party expenses incurred by Obsidian in connection with the transactions (the “Galera Termination Fee”) and Obsidian may be required to pay Galera a non-refundable termination fee of $1,000,000, plus up to $250,000 in reasonable and documented out-of-pocket third party expenses incurred by Galera in connection with the transactions (the “Obsidian Termination Fee”). These termination fees may discourage third parties from submitting competing proposals to Galera or Obsidian or their respective stockholders, and may cause the Galera Board or the Obsidian Board to be less inclined to recommend a competing proposal.

Galera stockholders may not receive any payment on the CVRs, and the CVRs may expire valueless.

The right of Galera stockholders to receive any future payment on or derive any value from the CVRs will be contingent solely upon the occurrence of certain milestone events within the time periods specified in the CVR Agreement and the consideration received being greater than the amounts permitted to be withheld or deducted under the CVR Agreement. Specifically, payments under the CVRs with respect to the Legacy Product Agreement are contingent upon CVR Proceeds being received by Parent or its affiliates under any Legacy Product Agreement prior to the fifth anniversary of the closing, and payments under the CVRs with respect to the Supportive-Care Agreement are contingent upon CVR Proceeds being received by Parent or its affiliates under the Supportive-Care Agreement prior to the tenth anniversary of the closing. There is no guarantee that Parent will receive any proceeds under either CVR Product Agreement within the applicable time periods. In the event that no CVR Proceeds are received within the applicable time periods, no payments will be made under the CVR Agreement, and the CVRs will expire valueless.

Stockholders could file lawsuits relating to the mergers.

As of the date of this information statement/prospectus, there are no pending lawsuits challenging the mergers. However, potential plaintiffs may file lawsuits challenging the mergers. The outcome of any future litigation is uncertain. Such litigation, if not resolved, could prevent or delay consummation of the mergers and result in substantial costs to Galera, Obsidian, or the combined company, including any costs associated with the indemnification of directors and officers. One of the closing conditions is the absence of any order or legal requirement that restrains, enjoins, or otherwise prevents the consummation of the mergers. Therefore, if a plaintiff were successful in obtaining an injunction prohibiting the consummation of the mergers on the agreed-upon terms, then such injunction may prevent the mergers from being consummated, or from being consummated within the expected time frame.

Risks Related to the Combined Company

Following completion of the mergers, the combined company will be susceptible to many of the risks described in the sections titled “Risks Relating to Galera” and “Risks Relating to Obsidian” beginning on pages 31 and 52, respectively, of this information statement/prospectus. To the extent any of the events in the risks described in those sections occur, the potential benefits of the mergers may not be realized and the results of operations and financial condition of the combined company could be adversely affected in a material way. This could cause the market price of the Parent common stock to decline.

The market price of Parent common stock is expected to be volatile, and the market price of the Parent common stock may drop following the mergers.

The market price of the Parent common stock following the mergers could be subject to significant fluctuations. Some of the factors that may cause the market price of the Parent common stock to fluctuate include:

•

results of clinical trials and preclinical studies of the combined company’s product candidates, or those of the combined company’s competitors or the combined company’s existing or future collaborators;

•	failure to meet or exceed financial and development projections the combined company may provide to the public;

•	failure to meet or exceed the financial and development projections of the investment community;

•	if the combined company does not achieve the perceived benefits of the mergers as rapidly or to the extent anticipated by financial or industry analysts;

•	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by the combined company or its competitors;

•	actions taken by regulatory agencies with respect to the combined company’s product candidates, clinical studies, manufacturing process or sales and marketing terms;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and the combined company’s ability to obtain patent protection for its technologies;

•	additions or departures of key personnel;

•	significant lawsuits, including patent or stockholder litigation;

•	if securities or industry analysts do not publish research or reports about the combined company’s business, or if they issue adverse or misleading opinions regarding its business and stock;

•	changes in the market valuations of similar companies;

•	general market or macroeconomic conditions or market conditions in the pharmaceutical and biotechnology sectors;

•	sales of securities by the combined company or its securityholders in the future;

•	if the combined company fails to raise an adequate amount of capital to fund its operations or continued development of its product candidates;

•	trading volume of the Parent common stock;

•	announcements by competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;

•	the introduction of technological innovations or new therapies that compete with the products and services of the combined company; and

•	period-to-period fluctuations in the combined company’s financial results.

The combined company may incur losses for the foreseeable future and might never achieve profitability.

The combined company may never become profitable, even if the combined company is able to complete clinical development for one or more product candidates and eventually commercialize such product candidates. The combined company will need to successfully complete significant research, development, testing and regulatory compliance activities that, together with projected general and administrative expenses, are expected to result in substantial increased operating losses for at least the next several years. Even if the combined company does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis.

The combined company will incur additional costs and increased demands upon management as a result of complying with the laws and regulations affecting public companies.

The combined company will incur significant legal, accounting and other expenses as a public company that Obsidian did not incur as a private company, including costs associated with public company reporting obligations under the Exchange Act. The combined company’s management team will consist of the executive officers of Obsidian prior to the mergers, some of whom have not previously managed and operated a public company. These executive officers and other personnel will need to devote substantial time to gaining expertise related to public company reporting requirements and compliance with applicable laws and regulations to ensure that the combined company complies with all of these requirements. Any changes the combined company makes to comply with these obligations may not be sufficient to allow it to satisfy its obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for the combined company to attract and retain qualified persons to serve on the board of directors or on board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

The unaudited pro forma condensed combined financial information for Galera and Obsidian included in this information statement/prospectus is preliminary, and the combined company’s actual financial position and operations after the mergers may differ materially from the unaudited pro forma condensed combined financial information included in this information statement/prospectus.

The unaudited pro forma condensed combined financial information for Galera and Obsidian included in this information statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of the combined company’s actual financial condition or results of operations of future periods, or the financial condition or results of operations that would have been realized had the entities been combined during the period presented. The combined company’s actual results and financial position after the mergers may differ materially and adversely from the unaudited pro forma condensed combined financial information included in this information statement/prospectus. The exchange ratio formulas reflected in this information statement/prospectus are preliminary. The final Galera exchange ratio and Obsidian exchange ratio will each be determined in accordance with the applicable formula in the merger agreement and could differ materially from the preliminary exchange ratios used to prepare the pro forma adjustments. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 316 of this information statement/prospectus.

Galera and Obsidian do not anticipate that the combined company will pay any cash dividends in the foreseeable future.

The current expectation is that the combined company will retain its future earnings, if any, to fund the growth of the combined company’s business as opposed to paying dividends. As a result, capital appreciation, if any, of the Parent common stock will be your sole source of gain, if any, for the foreseeable future. An active trading market for the Parent common stock may not develop and its stockholders may not be able to resell their shares of Parent common stock for a profit, if at all.

Prior to the mergers, there had been no public market for shares of Obsidian common stock. An active trading market for the Parent common stock may never develop or be sustained. If an active market for the Parent common stock does not develop or is not sustained, it may be difficult for its stockholders to sell their shares at an attractive price or at all.

Future sales of shares by existing stockholders could cause the Parent common stock price to decline.

If existing securityholders of Galera and Obsidian sell, or indicate an intention to sell, substantial amounts of the Parent common stock in the public market after legal restrictions on resale discussed in this information statement/prospectus lapse, the trading price of the Parent common stock could decline. Based on shares outstanding as of May 19, after giving effect to the concurrent financing and shares expected to be issued upon completion of the mergers, the combined company is expected to have outstanding a total of approximately 61,595,784 shares of Parent common stock immediately following the completion of the mergers.

Certain of these shares are subject to lock-up agreements entered into by certain securityholders of Obsidian, owning in the aggregate 193,269,632 shares, or 72% of the outstanding shares of Obsidian common stock (on a fully diluted basis), pursuant to which such securityholders have agreed not to transfer shares of Parent common stock (including shares received in the mergers and shares issuable upon exercise of options, warrants or convertible securities) for the 180-day period following the Galera merger effective time, subject to specified exceptions. Following the expiration of these lock-up agreements, the relevant stockholders will not be restricted from selling shares of the Parent common stock held by them, other than by applicable securities laws. Stockholders not subject to these lock-up agreements will not be restricted from selling shares of the Parent common stock held by them, other than by applicable securities laws. In addition, (i) shares of Parent common stock that are subject to outstanding options or warrants of Galera or Obsidian will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act and (ii) as of the consummation of the mergers, approximately 29,166,667 shares of Parent common stock will be subject to registration rights. If these shares are sold, the trading price of the Parent common stock could decline.

The Parent Bylaws contain exclusive forum provisions, which may limit a stockholder’s ability to bring a claim in a judicial forum it finds favorable and may discourage lawsuits with respect to such claims.

The Parent Charter and Parent Bylaws provide that, unless Parent consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for any state law claims for any derivative action or proceeding brought on Parent’s behalf alleging state law claims, any action asserting a breach of fiduciary duty, any action asserting a claim against Parent arising pursuant to the DGCL, Parent’s certificate of incorporation or Parent’s bylaws, any action to interpret, apply, enforce, or determine the validity of Parent’s certificate of incorporation or bylaws, or any action asserting a claim against Parent that is governed by the internal affairs doctrine (the “Delaware Forum Provision”). The Delaware Forum Provision does not apply to claims arising under the Exchange Act or the Securities Act. The Parent Bylaws further provide that, unless Parent consents in writing to an alternative forum, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”). Parent has selected the federal district courts of the United States as the exclusive forum for such Securities Act causes of action. The Parent Bylaws provide that any person or entity purchasing or otherwise acquiring any interest in any shares of Parent common stock is deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision.

The Delaware Forum Provision and the Federal Forum Provision may impose additional litigation costs on stockholders pursuing the claims identified above, particularly if the stockholders bringing a claim that is covered by the Delaware Forum Provision do not reside in or near the State of Delaware. In addition, these forum selection clauses in the Parent Bylaws may limit Parent stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with Parent or Parent’s directors, officers or employees, which may discourage such lawsuits against Parent and its directors, officers and employees even though an action, if successful, might benefit Parent stockholders. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or is invalid. Alternatively, if the Delaware Forum Provision or Federal Forum Provision is found inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, Parent may incur additional costs associated with resolving such matters in other jurisdictions, which could have an adverse effect on Parent’s business, financial condition or results of operations. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to Parent than to its stockholders.

Risks Relating to Galera

Throughout these “Risks Relating to Galera,” unless otherwise noted, “our,” “we,” and “the Company” refers to Galera Therapeutics, Inc. and its subsidiaries.

Risks Related to Our Financial Position and Capital Needs

We have incurred significant operating losses since our inception and anticipate that we will incur continued losses for the foreseeable future.

We incurred losses in each year since our inception in 2012 through 2024, driven by expenses for research and development and our ongoing operations. None of our clinical products have been approved for commercialization, and after the sale to Biossil only one product candidate remains. Historically, we invested substantially all of our efforts and financial resources in identifying, acquiring, in-licensing and developing our historical product candidates, including commencing and conducting clinical trials and providing general and administrative support for these operations. Our net loss for the year ended December 31, 2024 was $19.0 million. During the year ended December 31, 2025, we recorded a $151.0 million non-cash gain from the extinguishment of the royalty purchase liability on our consolidated balance sheet, as the result of the assumption by Biossil of our obligations under the Royalty Agreement (as defined below) with Blackstone Life Sciences (as defined below). As a result, our net income for the year ended December 31, 2025 was $149.0 million. Despite this net income for the 2025 fiscal year, we anticipate incurring losses for the foreseeable future. As of December 31, 2025, we had an accumulated deficit of $307.3 million.

To become consistently profitable, we must succeed in developing and eventually commercializing a product candidate that generates significant revenue. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ equity and working capital.

Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidate.

We may seek to finance our cash needs through securities offerings, debt financings and/or private placements, which may possibly be undertaken in conjunction with a merger or reverse merger. The terms of any financing may adversely affect the holdings or the rights of our stockholders and our issuance of additional securities, whether equity or debt, or the possibility of such issuance, may cause the market price of our common stock to decline. The sale of additional equity or convertible securities would dilute all of our stockholders, including their ownership interest. The incurrence of indebtedness would result in increased fixed or variable payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborators or otherwise at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies, our product candidate or future revenue streams, or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. If we raise funds through research grants, we may be subject to certain requirements, which may limit our ability to use the funds or require us to share information from our research and development. Raising additional capital through any of these or other means could adversely affect our business and the holdings or rights of our stockholders and may cause the market price of our shares to decline.

Risks Related to the Discovery and Development of Our Product Candidate

We are heavily dependent on the success of our product candidate, tilarginine, which has not received regulatory approval. If development of our product candidate is unsuccessful, we may be unable to obtain required regulatory approvals and be unable to commercialize our product candidate on a timely basis, if at all.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure or delay can occur at any time during the clinical trial process. Success in preclinical studies and early clinical trials does not ensure that later clinical trials will be successful. We have suffered significant and unexpected setbacks in certain of our clinical trials with respect to our historical product candidates. These kind of setbacks can potentially recur in the future due to, among other things, preclinical findings made while clinical trials were underway and safety or efficacy observations made in clinical trials, including previously unreported adverse events. The results of preclinical studies and clinical trials of our product candidate may not be predictive of the results of later-stage clinical trials. A product candidate in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. Notwithstanding any potential promising results in earlier studies, we cannot be certain that we will not face similar setbacks again in the future. Even if our clinical trials are completed, the results may not be sufficient to obtain regulatory approval for our product candidate.

We rely, and will continue to rely, on third parties to conduct our clinical trials for our product candidate, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

We have historically relied on contract research organizations (“CROs”) and clinical trial sites to ensure the proper and timely conduct of our clinical trials. While we may have agreements with our CROs governing their committed activities, and the ability to audit their performance, we have limited influence over their actual performance. We have relied on third-party vendors, such as CROs, scientists and collaborators to provide us with significant data and other information related to our preclinical studies or clinical trials and our business. If such third parties provide inaccurate, misleading or incomplete data, which has occurred in one prior instance with regard to a former product candidate, our business, prospects and results of operations could be materially adversely affected.

The National Defense Authorization Act for Fiscal Year 2026 enacted in December 2025 includes a section titled, “Prohibition on Contracting with Certain Biotechnology Providers,” also known as the BIOSECURE Act, aimed at discouraging federal contracting with certain biotechnology companies for biotechnology equipment or services in China and other countries of concern. The statute prohibits federal executive agencies from procuring any biotechnology equipment or service from a biotechnology company of concern (“BCC”), or contracting with any such company or any entity that procures or uses equipment or services from a BCC. Any company on the Department of Defense’s Chinese Military Companies List (1260H list) is considered a BCC under the new law and the White House Office of Management and Budget also is empowered to designate companies as BCCs based on consultations with Cabinet Secretaries and other key leaders from the executive branch. This legislation may have the effect of restricting the ability of biopharmaceutical companies that enter into contracts with or receive funding from U.S. federal agencies from purchasing services or equipment from certain and other foreign Chinese biotechnology companies.

Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials.

Success in preclinical studies and early clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. Preclinical studies and early-stage clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of our product candidate at various doses and schedules. Success in preclinical studies and early clinical trials does not ensure that later, large-scale efficacy trials will be successful, nor does it predict final results. Our product candidate may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical studies or having successfully advanced through initial clinical trials.

Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical studies and earlier-stage clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval.

Our product candidate may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval or result in significant negative consequences following marketing approval, if any.

Undesirable side effects caused by our product candidate could cause regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities, such as the EMA or the competent authorities of the member states of the European Union, or EU. Results of clinical trials of our product candidate could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics.

If unacceptable side effects arise in the development of our product candidate, we, the FDA, the institutional review board, or IRBs, at the institutions in which our studies are conducted, or the Data Safety Monitoring Board (“DSMB”) could suspend or terminate clinical trials or the FDA or comparable foreign regulatory authorities could require clinical trials to stop or deny approval of our product candidate for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff.

In addition, if our product candidate receives marketing approval in the future, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may suspend, withdraw or limit their approval of the product, or seek an injunction against its manufacture or distribution;

•	the product may be recalled or the way such product is administered to patients may be required to change;

•	additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component thereof;

•

regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication, or issue safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

•

we may be required to implement a Risk Evaluation and Mitigation Strategy (“REMS”) or similar risk management measures, or create a medication guide outlining the risks of such side effects for distribution to patients, or implement other changes to how a product is distributed or administered;

•	we may be subject to fines, injunctions or the imposition of civil or criminal penalties;

•	we could be sued and held liable for harm caused to patients; and

•	the product may become less competitive.

The biopharmaceutical industries are subject to extensive regulatory obligations and policies that may be subject to significant and abrupt change, including due to judicial challenges, election cycles, and resulting regulatory updates and changes in policy priorities.

On June 28, 2024, the U.S. Supreme Court issued an opinion holding that courts reviewing agency action pursuant to the Administrative Procedure Act (“APA”) “must exercise their independent judgment” and “may not defer to an agency interpretation of the law simply because a statute is ambiguous.” The decision may have a significant impact on how lower courts evaluate challenges to agency interpretations of law, including those by HHS, CMS, FDA and other agencies with significant oversight of the biopharmaceutical industries. The new framework is likely to increase both the frequency of such challenges and their odds of success by eliminating one way in which the government previously prevailed in such cases. As a result, significant regulatory policies will be subject to increased litigation and judicial scrutiny.

In addition, federal agency activities, priorities, leadership, policies, rulemaking, communications, spending and staffing may be significantly impacted by election cycles and legislative developments. For example, the current presidential administration has signaled its continued commitment to significantly reduce government spending through cuts to federal healthcare programs and reductions in the workforces of key government agencies, such as HHS, FDA and CMS. Efforts by the current administration to further limit federal agency budgets or personnel may result in reductions to agency budgets, employees, and operations. The administration and agencies have also made abrupt announcements about new or changed regulatory policies, such as policies related to the use of artificial intelligence to review product applications. And, the recent federal government shutdown may prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, and may significantly impact the ability of the FDA to timely review and process our regulatory submissions. These developments may lead to greater uncertainty regarding FDA policies, slower response times and longer review periods, potentially affecting our ability to progress development of our product candidate or obtain regulatory approval for our product candidate.

The NIH may also be significantly impacted by election cycles and legislative developments, and has experienced instability impacting biomedical research, including the termination of certain research grants and workforce reductions. Any future decrease in the amount of, or delay in the approval of, appropriations to the NIH (and associated decreases in grants provided by the NIH) could result in fewer grants benefiting life sciences research. These reductions or delays could also result in a decrease in the aggregate amount of grants awarded for life sciences research or the redirection of existing funding to other projects or priorities, any of which in turn could affect our current or future clinical trials.

There are also a number of healthcare-related legislative and regulatory initiatives and reforms in the United States that significantly affect the biopharmaceutical industry. For example, there has been heightened governmental scrutiny in the U.S. of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. Any resulting changes in regulation may result in unexpected delays, increased costs, or other negative impacts on our business that are difficult to predict.

Risks Related to Competition, Retaining Key Employees and Managing Growth

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We have a limited operating history and are highly dependent on the expertise of the few members of our management team. Although we have entered into employment agreements with our executive officers, each of them may terminate their employment with us at any time. We do not maintain “key person” insurance for any of our executives or other employees. In addition, we rely on consultants and advisors. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

If we are not able to continue to retain, on acceptable terms, the qualified personnel necessary for the continued operation of our business, we may not be able to sustain our operations.

Risks Related to Intellectual Property

If we are unable to adequately protect our proprietary technology and product candidate, if the scope of the patent protection obtained is not sufficiently broad, or if the terms of our patents are insufficient to protect our product candidate for an adequate amount of time, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our product candidate may be materially impaired.

We rely primarily upon a combination of patents, trademarks, trade secret protection, and other intellectual property rights as well as nondisclosure, confidentiality and other contractual agreements to protect the intellectual property related to our brands, product candidate, and other proprietary technologies. Our success depends on our ability to develop, manufacture, market and sell our product candidate, if approved, and use our proprietary technologies without alleged or actual infringement, misappropriation or other violation of the patents and other intellectual property rights of third parties. There have been many lawsuits and other proceedings asserting patents and other intellectual property rights in the pharmaceutical and biotechnology industries. We cannot assure you that our product candidate will not infringe existing or future third-party patents. Because patent applications can take many years to issue and may be confidential for 18 months or more after filing, there may be applications now pending of which we are unaware and which may later result in issued patents that we may infringe by commercializing our product candidate. There may also be issued patents or pending patent applications that we are aware of, but that we think are irrelevant to our product candidate, which may ultimately be found to be infringed by the manufacture, sale, or use of our product candidate. Moreover, we may face claims from non-practicing entities that have no relevant product revenue and against whom our own patent portfolio may thus have no deterrent effect. In addition, our product candidate has a complex structure that makes it difficult to conduct a thorough search and review of all potentially relevant third-party patents. Because we have not yet conducted a formal freedom to operate analysis for patents related to our product candidate, we may not be aware of issued patents that a third party might assert are infringed by one of our current or future product candidates, which could materially impair our ability to commercialize our product candidate. Even if we diligently search third-party patents for potential infringement by our products or product candidate, we may not successfully find patents that our products or product candidate, may infringe. If we are unable to secure and maintain freedom to operate, others could preclude us from commercializing our product candidate.

The process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. We may choose not to seek patent protection for certain innovations or products and may choose not to pursue patent protection in certain jurisdictions, and under the laws of certain jurisdictions, patents or other intellectual property rights may be unavailable or limited in scope and, in any event, any patent protection we obtain may be limited. As a result, in some jurisdictions some of our products currently or in the future may not be protected by patents. We generally apply for patents in those countries where we intend to make, have made, use, offer for sale, or sell products and where we assess the risk of infringement to justify the cost of seeking patent protection. However, we may not accurately predict all the countries where patent protection would ultimately be desirable. If we fail to timely file a patent application in any such country or major market, we may be precluded from doing so at a later date. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories in which we have patent protection that may not be sufficient to terminate infringing activities. In addition, the actual protection afforded by a patent varies on a product-by-product basis, from country to country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

Furthermore, we cannot guarantee that any patents will be issued from any pending or future owned or licensed patent applications, or that any current or future patents will provide us with any meaningful protection or competitive advantage. Even if issued, existing or future patents may be challenged, including with respect to ownership, narrowed, invalidated, held unenforceable or circumvented, any of which could limit our ability to prevent competitors and other third parties from developing and marketing similar products or limit the length of terms of patent protection we may have for our product candidate and technologies. Moreover, should we be unable to obtain meaningful patent coverage for clinically relevant dosages or infusion rates for our product candidate in jurisdictions with commercially significant markets, our ability to extend and reinforce patent protection for this product candidate in those jurisdictions may be adversely impacted, which could limit our ability to prevent competitors and other third parties from developing and marketing similar products or limit the length of terms of patent protection we may have for our product candidate. Other companies may also design around technologies we have patented, licensed or developed. In addition, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our products or practicing our own patented technology.

The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal, scientific and factual questions for which important legal principles remain unresolved. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights may be uncertain. The standards that the United States Patent and Trademark Office (the “USPTO”) and its foreign counterparts use to grant patents are not always applied predictably or uniformly. Changes in either the patent laws, implementing regulations or the interpretation of patent laws may diminish the value of our rights. The legal systems of certain countries do not protect intellectual property rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. For example, patent laws in various jurisdictions, including significant commercial markets such as Europe, restrict the patentability of methods of treatment of the human body more than United States law does. In addition, many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties (for example, the patent owner has failed to “work” the invention in that country, or the third party has patented improvements). In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. Moreover, the legal systems of certain countries, particularly certain developing countries, do not favor the aggressive enforcement of patent and other intellectual property protection, which makes it difficult to stop infringement.

Because patent applications in the United States, Europe and many other jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in scientific literature lag behind actual discoveries, we cannot be certain that we were the first to conceive or reduce to practice the inventions claimed in our issued patents or pending patent applications, or that we were the first to file for protection of the inventions set forth in our patents or pending patent applications. We can give no assurance that all of the potentially relevant art relating to our patents and patent applications has been found; overlooked prior art could be used by a third party to challenge the validity, enforceability and scope of our patents or prevent a patent from issuing from a pending patent application. As a result, we may not be able to obtain or maintain protection for certain inventions. Therefore, the validity, enforceability and scope of our patents in the United States, Europe and in other countries cannot be predicted with certainty and, as a result, any patents that we own or license may not provide sufficient protection against our competitors.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep a competitive advantage. For example:

•	others may be able to develop products that are similar to, or better than, ours in a way that is not covered by the claims of our patents;

•	we might not have been the first to conceive or reduce to practice the inventions covered by our patents or pending patent applications;

•	we might not have been the first to file patent applications for our inventions;

•	any patents that we obtain may not provide us with any competitive advantages or may ultimately be found invalid or unenforceable; or

•	we may not develop additional proprietary technologies that are patentable.

We are generally also subject to all of the same risks with respect to protection of intellectual property that we license as we are for intellectual property that we own. We currently in-license certain intellectual property from third parties to be able to use such intellectual property in our products and product candidate and to aid in our research activities. In the future, we may in-license intellectual property from additional licensors. We may rely on certain of these licensors to file and prosecute patent applications and maintain, or assist us in the maintenance of, patents and otherwise protect the intellectual property we license from them. We may have limited control over these activities or any other intellectual property that may be related to our in-licensed intellectual property. For example, we cannot be certain that such activities by these licensors have been or will be conducted diligently or in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. We may have limited control over the manner in which our licensors initiate, or support our efforts to initiate, an infringement proceeding against a third-party infringer of the intellectual property rights, or defend certain of the intellectual property that is licensed to us. If we or our licensors fail to adequately protect this intellectual property, our ability to commercialize products could suffer.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe, misappropriate or otherwise violate our patents, trademarks, copyrights, trade secrets or other intellectual property, or those of our licensors. To counter infringement, misappropriation, unauthorized use or other violations, we may be required to file legal claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. In some cases, it may be difficult or impossible to detect third-party infringement or misappropriation of our intellectual property rights, even in relation to issued patent claims, and proving any such infringement may be even more difficult.

We may not be able to prevent, alone or with our licensees or any future licensors, infringement, misappropriation or other violations of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. The outcome following legal assertions of invalidity and unenforceability is unpredictable. We cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a third party or a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of any future patent protection on our current or future product candidates. Such a loss of patent protection could harm our business. In addition, in a patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from exploiting the claimed subject matter at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from exploiting its technology on the grounds that our patents do not cover such technology. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors and may curtail or preclude our ability to exclude third parties from making, using, importing and selling similar or competitive products. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

In any infringement, misappropriation or other intellectual property litigation, any award of monetary damages we receive may not be commercially valuable. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings. We may not be able to detect or prevent misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States. Our business could be harmed if in litigation the prevailing party does not offer us a license on commercially reasonable terms. Any litigation or other proceedings to enforce our intellectual property rights may fail, and even if successful, may result in substantial costs and distract our management and other employees.

Our commercial success depends significantly on our ability to operate without infringing upon the intellectual property rights of third parties.

The biotechnology and pharmaceutical industries are subject to rapid technological change and substantial litigation regarding patent and other intellectual property rights. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for or obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our product candidate and services. Numerous third-party patents exist in the fields relating to our products and services, and it is difficult for industry participants, including us, to identify all third-party patent rights relevant to our product candidate, services and technologies. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidate may give rise to claims of infringement of the patent rights of others. Moreover, because some patent applications are maintained as confidential for a certain period of time, we cannot be certain that third parties have not filed patent applications that cover our product candidate, services and technologies. Therefore, it is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies for our product candidate or processes, or to obtain licenses or cease certain activities.

Patents could be issued to third parties that we may ultimately be found to infringe. Third parties may have or obtain valid and enforceable patents or proprietary rights that could block us from developing products using our technology. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of our product candidate, constructs or molecules used in or formed during the manufacturing process, or any final product itself, the holders of any such patents may be able to block our ability to commercialize the product candidate unless we obtain a license under the applicable patents, or until such patents expire or they are determined to be held invalid or unenforceable. Our failure to obtain or maintain a license to any technology that we require to develop or commercialize our current and future product candidates may materially harm our business, financial condition and results of operations. Furthermore, we would be exposed to a threat of litigation.

From time to time, we may be party to, or threatened with, litigation or other proceedings with third parties, including non-practicing entities, who allege that our product candidate, components of our product candidate, services, and/or proprietary technologies infringe, misappropriate or otherwise violate their intellectual property rights. The types of situations in which we may become a party to such litigation or proceedings include:

•

we or our collaborators may initiate litigation or other proceedings against third parties seeking to invalidate the patents held by those third parties or to obtain a judgment that our product candidate or processes do not infringe those third parties’ patents;

•	we or our collaborators may participate at substantial cost in International Trade Commission proceedings to abate importation of third-party products that would compete unfairly with our products;

•

if our competitors file patent applications that claim technology also claimed by us or our licensors, we or our licensors may be required to participate in interference, derivation or opposition proceedings to determine the priority of invention, which could jeopardize our patent rights and potentially provide a third party with a dominant patent position;

•

if third parties initiate litigation claiming that our processes or product candidate infringe their patent or other intellectual property rights, we and our collaborators will need to defend against such proceedings;

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if third parties initiate litigation or other proceedings, including inter partes reviews, oppositions or other similar agency proceedings, seeking to invalidate patents owned by or licensed to us or to obtain a declaratory judgment that their products, services, or technologies do not infringe our patents or patents licensed to us, we will need to defend against such proceedings;

•

we may be subject to ownership disputes relating to intellectual property, including disputes arising from conflicting obligations of consultants or others who were involved in developing our product candidate; and

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if a license to necessary technology is terminated, the licensor may initiate litigation claiming that our processes or product candidate infringe or misappropriate its patent or other intellectual property rights and/or that we breached our obligations under the license agreement, and we and our collaborators would need to defend against such proceedings.

These lawsuits and proceedings, regardless of merit, are time-consuming and expensive to initiate, maintain, defend or settle, and could divert the time and attention of managerial and technical personnel, which could materially adversely affect our business. Any such claim could also force use to do one or more of the following:

•

incur substantial monetary liability for infringement or other violations of intellectual property rights, which we may have to pay if a court decides that the product candidate, service, or technology at issue infringes or violates the third party’s rights, and if the court finds that the infringement was willful, we could be ordered to pay up to treble damages and the third party’s attorneys’ fees;

•	pay substantial damages to our customers or end users to discontinue use or replace infringing technology with non-infringing technology;

•

stop manufacturing, offering for sale, selling, using, importing, exporting or licensing the product or technology incorporating the allegedly infringing technology or stop incorporating the allegedly infringing technology into such product, service, or technology;

•

obtain from the owner of the infringed intellectual property right a license, which may require us to pay substantial upfront fees or royalties to sell or use the relevant technology and which may not be available on commercially reasonable terms, or at all;

•

redesign our product candidate, services, and technology so they do not infringe or violate the third party’s intellectual property rights, which may not be possible or may require substantial monetary expenditures and time;

•	enter into cross-licenses with our competitors, which could weaken our overall intellectual property position;

•	lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property against others;

•	find alternative suppliers for non-infringing products and technologies, which could be costly and create significant delay; or

•	relinquish rights associated with one or more of our patent claims, if our claims are held invalid or otherwise unenforceable.

Some of our competitors may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. In addition, intellectual property litigation, regardless of its outcome, may cause negative publicity, adversely impact prospective customers, cause product shipment delays, or prohibit us from manufacturing, marketing or otherwise commercializing our products, services and technology. Any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operation, financial condition or cash flows.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a material adverse effect on the price of our common stock. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. The occurrence of any of these events may have a material adverse effect on our business, results of operation, financial condition or cash flows.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position may be harmed.

In addition to patent and trademark protection, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. Because we expect to rely on third parties to manufacture our product candidate, and we may collaborate with third parties on the development of our product candidate, we must, at times, share trade secrets with them. We seek to protect our trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them prior to disclosing our proprietary information, such as our consultants and vendors, or our former or current employees. These agreements typically limit the rights of third parties to use or disclose our confidential information, including our trade secrets. We also enter into confidentiality and invention assignment agreements with our employees and consultants. Despite these efforts, however, any of these parties may breach the agreements and disclose our trade secrets and other unpatented or unregistered proprietary information, and once disclosed, we are likely to lose trade secret protection. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. In addition, we may not be able to obtain adequate remedies for any such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to enforce trade secret protection. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business, operating results and financial condition. Additionally, we cannot be certain that competitors will not gain access to our trade secrets and other proprietary confidential information or independently develop substantially equivalent information and techniques.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our existing and future product candidates and processes.

As is the case with other biotechnology and pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biotechnology and pharmaceutical industries involves both technological and legal complexity, and is therefore costly, time consuming, and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith Act was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation, and switched the United States patent system from a “first-to-invent” system to a “first-to-file” system. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had conceived or reduced to practice the invention earlier. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, in particular, the first-to-file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

In addition, patent reform legislation may pass in the future that could lead to additional uncertainties and increased costs surrounding the prosecution, enforcement and defense of our patents and pending patent applications. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. Furthermore, the U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by United States and foreign legislative bodies. Those changes may materially affect our patents or patent applications and our ability to obtain additional patent protection in the future.

The United States federal government retains certain rights in inventions produced with its financial assistance under the Patent and Trademark Law Amendments Act, or the Bayh-Dole Act. The federal government retains a “nonexclusive, nontransferable, irrevocable, paid-up license” for its own benefit. The Bayh-Dole Act also provides federal agencies with “march-in rights.” March-in rights allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a “nonexclusive, partially exclusive, or exclusive license” to a “responsible applicant or applicants.” If the patent owner refuses to do so, the government may grant the license itself. We have received, and in the future may receive financial assistance in support of research and development activities that could result in inventions. We also partner with a number of universities, including the University of Iowa, Northwestern University, and the University of Texas Southwestern Medical Center, with respect to certain of our research, development and manufacturing. While it is our policy to avoid engaging our university partners in projects in which there is a risk that federal funds may be commingled, we cannot be sure that any co-developed intellectual property will be free from government rights pursuant to the Bayh-Dole Act. If, in the future, we own, co-own or license in technology which is critical to our business that is developed in whole or in part with federal funds subject to the Bayh-Dole Act, our ability to enforce or otherwise exploit patents covering such technology may be adversely affected.

If we do not obtain patent term extensions in the United States under the Hatch-Waxman Act and in foreign countries under similar legislation with respect to our product candidate, thereby potentially extending the term of marketing exclusivity for such product candidate, our business may be harmed.

In the United States, a patent that covers an FDA-approved drug or biologic may be eligible for a term extension designed to restore the period of the patent term that is lost during the premarket regulatory review process conducted by the FDA. Depending upon the timing, duration and conditions of FDA marketing approval of our product candidate, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, which permits a patent term extension of up to a maximum of five years beyond the normal expiration of the patent if the patent is eligible for such an extension under the Hatch-Waxman Act as compensation for patent term lost during development and the FDA regulatory review process, which is limited to the approved indication (and potentially additional indications approved during the period of extension) covered by the patent. This extension is limited to only one patent that covers the approved product, the approved use of the product, or a method of manufacturing the product. However, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request.

We may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Even if we are granted such extension, the duration of such extension may be less than our request and the patent term may still expire before or shortly after we receive FDA marketing approval. If we are unable to extend the expiration date of our existing patents or obtain new patents with longer expiry dates, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data to obtain approval of competing products following our patent expiration and launch their product earlier than might otherwise be the case.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. In addition, periodic maintenance fees on issued patents often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent. While an unintentional lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our product candidate or procedures, we may not be able to stop a competitor from marketing products that are the same as or similar to our own, which would have a material adverse effect on our business.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

During trademark registration proceedings, our trademark application(s) may be rejected. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties can oppose pending trademark applications and seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. Moreover, any name we propose to use with our product candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be infringing on other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential partners or customers in our markets of interest. In addition, third parties have used trademarks similar and identical to our trademarks in foreign jurisdictions and have filed or may in the future file for registration of such trademarks. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to market our products in those countries. In any case, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

We may not be able to adequately protect our intellectual property rights throughout the world.

Certain of our key patent families have been filed in the United States, as well as in numerous jurisdictions outside the United States. However, our intellectual property rights in certain jurisdictions outside the United States may be less robust. The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. For example, the requirements for patentability may differ in certain countries, particularly developing countries, and we may be unable to obtain issued patents that contain claims that adequately cover or protect our current or future product candidates. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to life sciences. This could make it difficult for us to stop the infringement of our patents or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit.

Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business. Furthermore, while we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market current or future product candidates. Consequently, we may not be able to prevent third parties from practicing our technology in all countries outside the United States, or from selling or importing products made using our technology in and into those other jurisdictions where we do not have intellectual property rights. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export infringing products to territories where we have patent protection, but where enforcement is not as strong as that in the United States. These products may compete with our product candidate, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain and enforce adequate intellectual property protection for our technology.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent which might adversely affect our ability to develop and market our product candidate.

We cannot guarantee that any of our or our licensors’ patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our product candidate in any jurisdiction. For example, U.S. patent applications filed before November 29, 2000 and certain U.S. patent applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our product candidate could have been filed by others without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our product candidate or the use of our products. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our product candidate. We may incorrectly determine that our product candidate is not covered by a third-party patent or may incorrectly predict whether a third party’s pending patent application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our product candidate and services. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our product candidate and services.

If we fail to identify and correctly interpret relevant patents, we may be subject to infringement claims. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our product candidate that are held to be infringing. We might, if possible, also be forced to redesign products, product candidate or services so that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Patent terms may be inadequate to protect our competitive position on our product candidate for an adequate amount of time.

Patents have a limited lifespan, and the protection patents afford is limited. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S.

non-provisional filing date. Even if patents covering our product candidate are obtained, once the patent life has expired for patents covering a product or product candidate, we may be open to competition from competitive products and services. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Intellectual property rights do not necessarily address all potential threats to our business.

While we seek broad coverage under our existing patent applications, there is always a risk that an alteration to products or processes may provide sufficient basis for a competitor to avoid infringing our patent claims. In addition, patents, if granted, expire and we cannot provide any assurance that any potentially issued patents will adequately protect our product candidate. Once granted, patents may remain open to invalidity challenges including opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices or similar proceedings for a given period after allowance or grant, during which time third parties can raise objections against such grant. In the course of such proceedings, which may continue for a protracted period of time, the patent owner may be compelled to limit the scope of the allowed or granted claims thus attacked or may lose the allowed or granted claims altogether.

In addition, the degree of future protection afforded by our intellectual property rights is uncertain because even granted intellectual property rights have limitations, and may not adequately protect our business, provide a barrier to entry against our competitors or potential competitors or permit us to maintain our competitive advantage. Moreover, if a third party has intellectual property rights that cover the practice of our technology, we may not be able to fully exercise or extract value from our intellectual property rights. The following examples are illustrative:

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others may be able to develop and/or practice technology that is similar to our technology or aspects of our technology, but that are not covered by the claims of the patents that we own or control, assuming such patents have issued or do issue;

•

we or our licensors or any future strategic partners might not have been the first to conceive or reduce to practice the inventions covered by the issued patents or pending patent applications that we own or have exclusively licensed;

•	we or our licensors or any future strategic partners might not have been the first to file patent applications covering certain of our inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that our pending patent applications will not lead to issued patents;

•	issued patents that we own or have exclusively licensed may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

•

our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	third parties performing manufacturing or testing for us using our product candidate or technologies could use the intellectual property of others without obtaining a proper license;

•	parties may assert an ownership interest in our intellectual property and, if successful, such disputes may preclude us from exercising exclusive rights over that intellectual property;

•	we may not develop or in-license additional proprietary technologies that are patentable;

•	we may not be able to obtain and maintain necessary licenses on commercially reasonable terms, or at all; and

•	the patents of others may have an adverse effect on our business.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of their former employers or other third parties.

We do and may employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our licensors, competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, and we are not currently subject to any claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties, we may in the future be subject to such claims.

Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or product candidate. Such a license may not be available on commercially reasonable terms or at all. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees and could result in customers seeking other sources for the technology or in ceasing from doing business with us.

Our intellectual property agreements with third parties may be subject to disagreements over contract interpretation, which could narrow the scope of our rights to the relevant intellectual property or technology.

Certain provisions in our intellectual property agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could affect the scope of our rights to the relevant intellectual property or technology or affect financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, while we typically require our employees, consultants and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact conceives or develops intellectual property that we regard as our own. To the extent that we fail to obtain such assignments, such assignments do not contain a self-executing assignment of intellectual property rights or such assignment agreements are breached, we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property and this may interfere with our ability to capture the commercial value of such intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our management and scientific personnel. Disputes regarding ownership or inventorship of intellectual property can also arise in other contexts, such as collaborations and sponsored research. We may be subject to claims that former collaborators or other third parties have an ownership interest in our patents or other intellectual property. If we are subject to a dispute challenging our rights in or to patents or other intellectual property, such a dispute could be expensive and time-consuming. If we are unsuccessful, we could lose valuable rights in intellectual property that we regard as our own.

Other Risks Related to Our Business

The successful commercialization of our product candidate will depend in part on the extent to which third-party payors, including governmental authorities and private health insurers, provide coverage and adequate reimbursement levels, as well as implement pricing policies favorable for our product candidate.

Our ability to successfully commercialize our product candidate for which we may receive regulatory approval will depend in significant part on the availability of coverage and reimbursement from third-party payors, including governmental healthcare programs, such as the Medicare and Medicaid programs in the U.S., private health insurers, managed care organizations, and other entities. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include our product candidate. Third-party payors, together with regulators and others, are increasingly challenging the prices charged for pharmaceutical products and related services, in addition to their cost-effectiveness, safety, and efficacy.

Moreover, obtaining coverage and adequate reimbursement is a time-consuming and costly process. We may be required to provide scientific and clinical support for the use of any product to each third-party payor separately with no assurance that approval will be obtained, and we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our products. We cannot be certain that our product candidate will be considered cost-effective by third-party payors. This process could delay the market acceptance of our product candidate for which we may receive approval and could have a negative effect on our future revenues and operating results.

Our business operations and current and future relationships with investigators, healthcare professionals, consultants, third-party payors, patient organizations, customers and others will be subject to applicable healthcare regulatory laws, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens, and diminished profits and future earnings.

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations, customers and others may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute our product candidate, if approved.

Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment, which could affect our ability to operate our business. Further, defending against any such actions can be costly, time-consuming and may require significant personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

Unfavorable U.S. and global economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the U.S. and global economy and in the U.S. and global financial markets. The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, rising interest and inflation rates, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. A severe or prolonged economic downturn could result in a variety of risks to our business, including, our ability to raise additional capital when needed on acceptable terms, if at all.

Our business and operations may suffer in the event of information technology system failures, cyberattacks or deficiencies in our cybersecurity.

Despite the implementation of security measures, our information technology systems and those of our third-party CDMOs, CROs, contractors and consultants are vulnerable to attack, interruption and damage from computer viruses and malware (e.g. ransomware), malicious code, natural disasters, terrorism, war, telecommunication and electrical failures, hacking, cyberattacks, phishing attacks and other social engineering schemes, employee theft or misuse, human error, fraud, denial or degradation of service attacks, sophisticated nation-state and nation-state-supported actors or unauthorized access or use by persons inside our organization, or persons with access to systems inside our organization. Some of these vulnerabilities have increased with the widespread use of artificial intelligence technology. Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence. There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and information.

While we do not believe that we have experienced any significant failure or accident of our systems, from time to time, we have been the target of cybersecurity breach attempts and we expect them to continue as cybersecurity threats have been rapidly evolving in sophistication and becoming more prevalent. We do not believe that these cybersecurity breaches have had a material impact on our operations, but future breaches may have such impact. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs. For example, the loss of clinical trial data for our product candidate could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology or product candidate, or inappropriate disclosure or theft of confidential or proprietary information, and we could incur liabilities. Federal, state and international laws and regulations could expose us to enforcement actions and investigations by regulatory authorities, and potentially result in regulatory penalties, fines and significant legal liability, if our information technology security efforts fail. We maintain cyber liability insurance; however, this insurance may not be sufficient to cover the financial, legal, business or reputational losses that may result from an interruption or breach of our systems.

Actual or perceived failures to comply with applicable data protection, privacy and security laws, regulations, standards and other requirements could adversely affect our business, results of operations, and financial condition.

The global data protection landscape is rapidly evolving, and we are or may become subject to numerous state, federal and foreign laws, requirements and regulations governing the collection, use, disclosure, retention, and security of personal data, such as information that we may collect in connection with clinical trials in the U.S. and abroad. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or perception of their requirements may have on our business. This evolution may create uncertainty in our business, affect our ability to operate in certain jurisdictions or to collect, store, transfer use and share personal information, necessitate the acceptance of more onerous obligations in our contracts, result in liability or impose additional costs on us. The cost of compliance with these laws, regulations and standards is high and is likely to increase in the future. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulation, our internal policies and procedures or our contracts governing our processing of personal information could result in negative publicity, government investigations and enforcement actions, claims by third parties and damage to our reputation, any of which could have a material adverse effect on our operations, financial performance and business.

Most healthcare providers, including research institutions from which we obtain patient health information, are subject to privacy and security regulations promulgated under HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or collectively, HIPAA. HIPAA imposes, among other things, certain standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. While we do not believe we are currently acting or regulated as a covered entity or business associate under HIPAA and thus are not directly regulated under HIPAA, any person may be prosecuted under HIPAA’s criminal provisions either directly or under aiding-and-abetting or conspiracy principles. Consequently, depending on the facts and circumstances, we could face substantial criminal penalties if we knowingly receive individually identifiable health information.

Certain states have also adopted comparable privacy and security laws and regulations, which govern the privacy, processing and protection of health-related and other personal information. For example, the California Consumer Privacy Act, or CCPA, went into effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches has increased the likelihood of, and risks associated with data breach litigation. Further, the CPRA generally went into effect on January 1, 2023 and significantly amends the CCPA. The CPRA imposes additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It also creates a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. Additional compliance and business process changes may be required. Similar laws have passed in Virginia, Connecticut, Utah and Colorado and have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging. In the event that we are subject to or affected by HIPAA, the CCPA, the CPRA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

While we do not currently have any operations outside the United States, should we have any in the future our operations abroad may also be subject to increased scrutiny or attention from data protection authorities. Activities outside the United States impose additional compliance requirements and generate additional risks of enforcement for noncompliance. In Europe, the General Data Protection Regulation, or GDPR, went into effect in May 2018 and imposes strict requirements for processing the personal data of individuals within the European Economic Area, or EEA. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease/ change our data processing activities, enforcement notices, assessment notices (for a compulsory audit) and/ or civil claims (including class actions). Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States; in July 2020, the Court of Justice of the EU, or CJEU, limited how organizations could lawfully transfer personal data from the EU/EEA to the United States by invalidating the Privacy Shield for purposes of international transfers and imposing further restrictions on the use of standard contractual clauses, or SCCs. In March 2022, the US and EU announced a new regulatory regime intended to replace the invalidated regulations; however, this new EU-US Data Privacy Framework has not been implemented beyond an executive order signed by former President Biden on October 7, 2022 on Enhancing Safeguards for United States Signals Intelligence Activities. European court and regulatory decisions subsequent to the CJEU decision of July 16, 2020 have taken a restrictive approach to international data transfers. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we conduct our business, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

Further, from January 1, 2021, companies have had to comply with the GDPR and also the United Kingdom GDPR, or UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, i.e., fines up to the greater of €20 million (£17.5 million) or 4% of global turnover. As we continue to expand into other foreign countries and jurisdictions, we may be subject to additional laws and regulations that may affect how we conduct business.

Although we work to comply with applicable laws, regulations and standards, our contractual obligations and other legal obligations, these requirements are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another or other legal obligations with which we must comply. Claims that we have violated individuals’ privacy rights or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business. Any threatened or actual government enforcement action could also generate adverse publicity and require that we devote substantial resources that could otherwise be used in other aspects of our business. Increasing use of social media could give rise to liability, breaches of data security or reputational damage.

Violations of or liabilities under environmental, health and safety laws and regulations could subject us to fines, penalties or other costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures, the handling, use, storage, treatment and disposal of hazardous materials and wastes and the cleanup of contaminated sites. Our operations involve the use of potentially hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We could incur substantial costs as a result of violations of or liabilities under environmental requirements in connection with our operations or property, including fines, penalties and other sanctions, investigation and cleanup costs and third-party claims. Although we generally contract with third parties for the disposal of hazardous materials and wastes from our operations, we cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources.

Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of changes to applicable laws and regulations and cannot be certain of our future compliance. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

Insurance policies are expensive and protect us only from some business risks, which leaves us exposed to uninsured liabilities.

Some of the insurance policies we currently maintain include general liability, employment practices liability, workers’ compensation, umbrella, and directors’ and officers’ liability insurance. These policies may not adequately cover all categories of risk that our business may encounter.

Insurance coverage may become more expensive over time and in the future we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against certain losses. We do not currently maintain product liability insurance. A successful product liability claim or series of claims brought against us could cause our share price to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operations and business, including preventing or limiting the development and commercialization of any product candidates we develop. We also do not carry specific biological or hazardous waste insurance coverage, and our casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended.

We do not know if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

Our employees and independent contractors, including consultants, vendors, and any third parties we may engage in connection with development and commercialization may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could harm our business.

Misconduct by our employees and independent contractors, including consultants, vendors, and any third parties we may engage in connection with development and commercialization, could include intentional, reckless or negligent conduct or unauthorized activities that violate: (i) the laws and regulations of the FDA and other comparable regulatory authorities, including those laws that require the reporting of true, complete and accurate information to such authorities; (ii) manufacturing standards; (iii) data privacy, security, fraud and abuse and other healthcare laws and regulations; or (iv) laws that require the reporting of true, complete and accurate financial information and data. Specifically, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws could also involve the improper use or misrepresentation of information obtained in the course of clinical trials, creation of fraudulent data in preclinical studies or clinical trials or illegal misappropriation of drug product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid, other U.S. federal healthcare programs or healthcare programs in other jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, individual imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations.

We or the third parties upon whom we depend may be adversely affected by natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Natural disasters could severely disrupt our operations and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage, public health emergency, such as the novel coronavirus, or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as the manufacturing facilities on which we rely, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business.

Our ability to use our net operating losses to offset future taxable income is subject to certain limitations.

In general, under Section 382 of the Code, a corporation that undergoes an “ownership change,” generally defined as a greater than 50% change by value in its equity ownership over a three-year period, is subject to limitations on its ability to utilize its pre change tax attributes (net operating losses, or NOLs, and research and development tax credits) to offset future taxable income. Our existing tax attributes are subject to limitations arising from ownership changes that we have undergone in the past.

The tax treatment of both the issuance of, and the CVRs themselves, is uncertain.

There is no authority directly on point addressing the U.S. federal income tax treatment of the issuance of the contingent value rights. While in form, the CVRs are issued to Galera U.S. holders by Galera by means of an in-kind distribution in respect to each outstanding share of Galera common stock, Galera intends to treat the issuance of the CVRs consistent with the substance of the overall transaction, as additional consideration paid with respect to such Galera common stock in connection with the Galera merger.

Similarly, there is no authority directly on point addressing the U.S. federal income tax treatment of contingent value rights with characteristics similar to the CVRs. Galera intends to treat the CVRs as a distribution of property with respect to its stock. However, it is possible that the issuance may be treated as a distribution of equity with respect to its stock, as an “open transaction,” or as a “debt instrument” for U.S. federal income tax purposes, and such questions are inherently factual in nature. For more information regarding the U.S. federal income tax consequences of the CVRs, see the section entitled “Material U.S. Federal Income Tax Consequences of the Receipt of CVRs” beginning on page 180 of this information statement/prospectus.

If the Galera merger and the Obsidian merger, taken together, do not qualify as a transaction described in Section 351 of the Code (or, in the case of the Galera stockholders, if the Galera merger, by itself, does not qualify as a reorganization within the meaning of Section 368(a) of the Code), Galera stockholders may recognize substantial taxable gain as a result of the mergers, and may be required to pay substantial additional U.S. federal income taxes, in the taxable year in which the transactions occur.

The Galera merger and the Obsidian merger, taken together, are intended to qualify as a transaction described in Section 351 of the Code. The Galera merger, by itself, is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code. The positions of Galera and Obsidian are not binding on the IRS or the courts, and the parties do not intend to request a ruling from the IRS with respect to the transactions described in the merger agreement. Accordingly, there can be no assurance that the IRS will not challenge the qualification of the Galera merger and the Obsidian merger taken together, as a transaction described in Section 351 of the Code or that a court will not sustain such a challenge. If the IRS were to be successful in any such contention, or if for any other reason the Galera merger and the Obsidian merger, taken together, were not treated as a transaction described in Section 351 of the Code (and if the Galera merger did not qualify as a reorganization within the meaning of Section 368(a) of the Code), then the Galera stockholders would not be entitled to defer any portion of the gain realized as a result of receiving shares of Parent common stock in the transactions and may be required to pay substantial additional U.S. federal income taxes with respect to the taxable year in which such transactions occur.

Risks Relating to Obsidian

Unless the context otherwise requires, references in this section to “we,” “us,” “our” and the “Company” refer to Obsidian.

Risks Related to Our Financial Condition, Need for Additional Capital and Manufacturing and Commercialization Efforts

We are a clinical-stage biopharmaceutical company and have incurred significant financial losses since our inception and anticipate that we will continue to incur significant financial losses for the foreseeable future. We may never achieve or maintain profitability.

We are a clinical-stage biopharmaceutical company with a limited operating history and have incurred losses since our inception. We were formed in September 2015, and our operations to date have been limited to pre-commercial activities. We have not yet demonstrated an ability to generate revenue, obtain regulatory approvals, manufacture any product on a commercial scale or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. We will encounter risks and difficulties frequently experienced by clinical-stage biopharmaceutical companies in rapidly evolving fields, and we have not yet demonstrated an ability to successfully overcome such risks and difficulties. If we do not address these risks and difficulties successfully, our business will suffer.

We have no products approved for commercial sale and have not generated any revenue from product sales to date. We will continue to incur significant research and development and other expenses related to our preclinical and clinical development and ongoing operations. As a result, we are not profitable and have incurred losses in each period since our inception. Net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital. Our net losses totaled $100.6 million and $83.1 million for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, we have not yet generated revenues. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, our product candidate.

We anticipate that our expenses will increase substantially if, and as, we:

•	continue to advance our product candidate through clinical development, including conducting our ongoing clinical trials;

•	seek regulatory approvals for our product candidate or any future product candidates that successfully complete clinical trials;

•	expand our operational, financial and management systems and increase personnel, including personnel to support our clinical and preclinical development, manufacturing and commercialization efforts;

•	undertake any pre-commercial or commercial activities to establish sales, marketing, and distribution capabilities;

•	advance any future product candidates into clinical development;

•	seek to identify, acquire, and develop additional product candidates, including through business development efforts to invest in or in-license other technologies or product candidates;

•	maintain, expand, and protect our intellectual property portfolio;

•	make milestone, royalty, or other payments due under our license and collaboration agreements and any future license, collaboration or other agreements;

•	make milestone, royalty, interest, or other payments due under any future financing or other arrangements with third parties;

•	incur additional legal, accounting or other expenses in operating our business, including the additional costs associated with operating as a public company;

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establish sales, marketing, distribution, manufacturing, supply chain and other commercial infrastructure in the future to commercialize any product candidates for which we may obtain regulatory approval; and

•	add equipment and physical infrastructure to support our research and development.

Biopharmaceutical product development entails substantial up-front capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval, secure market access and reimbursement, or become commercially viable, and therefore any investment in us is highly speculative. Accordingly, before making an investment in us, you should consider our prospects, factoring in the costs, uncertainties, delays, and difficulties frequently encountered by companies in clinical development, especially clinical-stage biopharmaceutical companies such as ours. Any predictions you make about our future success or viability may not be as accurate as they would otherwise be if we had a longer operating history or a history of successfully developing and commercializing biopharmaceutical products. We may encounter unforeseen expenses, difficulties, complications, delays, and other known or unknown factors in achieving our business objectives.

Additionally, our expenses could increase beyond our expectations if we are required by the FDA, the European Medicines Agency (the “EMA”), or other comparable regulatory authorities to perform clinical trials in addition to those that we currently expect, or if there are any delays in establishing appropriate manufacturing arrangements for or in completing our clinical trials or the development of our product candidate or any future product candidates.

There is substantial doubt regarding our ability to continue as a going concern.

In its report on our consolidated financial statements for the year ended December 31, 2025, our independent registered public accounting firm included an explanatory paragraph that expressed substantial doubt about our ability to continue as a going concern. Our current cash level and current operating plans raise substantial doubt about our ability to continue as a going concern. In addition, our future consolidated financial statements may include similar qualifications about our ability to continue as a going concern. Our consolidated financial statements were prepared assuming that we will continue as a going concern and do not include any adjustments that may result from the outcome of this uncertainty. If we are unable to meet our current operating costs, we will need to seek additional financing or modify or cease our operational plans. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms or at all.

Even if the mergers and concurrent financing are successful, we will require additional funding in order to finance operations. If we are unable to raise capital when needed, or on acceptable terms, we could be forced to delay, reduce, or eliminate our product development programs or commercialization efforts.

Developing biopharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive, and uncertain process that takes years to complete. We expect our expenses to continue to increase in connection with our ongoing activities, particularly as we conduct clinical trials of, and seek regulatory and marketing approval for, our product candidate. Even if our current or future product candidates are approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. To date, we have funded our operations principally through private financings. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the clinical and preclinical development of our product candidate, commence additional preclinical studies and clinical trials, and continue to identify and develop additional product candidates either through internal development or through acquisitions or in-licensing product candidates.

As of December 31, 2025, we had $80.5 million of cash, cash equivalents, and marketable securities. Based upon our current operating plan, we believe that our existing cash, cash equivalents, and marketable securities, together with the estimated net proceeds from the mergers and concurrent financing, will enable us to fund our operating expenses and capital expenditure requirements into the third quarter of 2026. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. We may also raise additional financing on an opportunistic basis in the future. For example, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Attempting to secure additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to develop our product candidate. Our future capital requirements will depend on many factors, including but not limited to:

•	the scope, timing, progress, costs, and results of discovery, preclinical development, and clinical trials for our current or future product candidates;

•	the number of clinical trials required for regulatory approval of our current or future product candidates;

•	the costs, timing, and outcome of regulatory review of our current or any future product candidates;

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the costs associated with acquiring or licensing additional product candidates, technologies, or assets, including the timing and amount of any milestones, royalties, or other payments due in connection with our acquisitions and licenses;

•	the cost of manufacturing clinical and commercial supplies of our current or future product candidates;

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the costs and timing of preparing, filing, and prosecuting patent applications, maintaining and enforcing our intellectual property rights, and defending any intellectual property-related claims, including any claims by third parties that we are infringing upon their intellectual property rights;

•	the effectiveness of our approach at identifying target patient populations and utilizing our approach to enrich our patient population in our clinical trials;

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our ability to maintain existing, and establish new, strategic collaborations or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty, or other payments due under any such agreement;

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the costs and timing of future commercialization activities, including manufacturing, marketing, sales, and distribution, for our product candidate or any future product candidates for which we receive marketing approval;

•	the revenue, if any, received from commercial sales of our product candidate or any future product candidates for which we receive marketing approval;

•	expenses to attract, hire, and retain skilled personnel;

•	the costs of operating as a public company;

•	our ability to establish a commercially viable pricing structure and obtain approval for coverage and adequate reimbursement from third-party and government payors;

•	the effect of macroeconomic trends including inflation, tariffs, and interest rates;

•	addressing any potential supply chain interruptions or delays;

•	the effect of competing technological and market developments; and

•	the extent to which we acquire or invest in business, products, and technologies.

Because of the numerous risks and uncertainties associated with research and development of product candidates, we are unable to predict the timing or amount of our working capital requirements. In addition, if we obtain regulatory approval for our product candidate, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales, and distribution which make it difficult to predict when or if we will be able to achieve or maintain profitability. Furthermore, upon the completion of the mergers and concurrent financing, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in order to support our continuing operations. Our ability to raise additional funds will depend on financial, economic, political, and market conditions and other factors, over which we may have no or limited control. Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If we fail to obtain necessary capital when needed on acceptable terms, or at all, it could force us to delay, limit, reduce, or terminate our product development programs, future commercialization efforts, or other operations.

Raising additional capital may cause dilution to our stockholders, restrict our operations, or require us to relinquish rights to our product candidate.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations with our existing cash, cash equivalents, and marketable securities, the net proceeds from the mergers and concurrent financing, any future equity or debt financings, and upfront and milestone and royalties payments, if any, received under any future licenses or collaborations. If we raise additional capital through the sale of equity or convertible debt securities, or issue any equity or convertible debt securities in connection with a collaboration agreement or other contractual arrangement, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our common stock. In addition, the possibility of such issuance may cause the market price of our common stock to decline. Debt financing, if available, may result in increased fixed payment obligations and involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, declaring dividends, or acquiring, selling, or licensing intellectual property rights or assets, which could adversely impact our ability to conduct our business. If we raise additional funds through collaborations, strategic alliances, or marketing, distribution, or licensing arrangements with third parties, we may have to relinquish valuable rights to our intellectual property, technologies, future revenue streams, or product candidates or grant licenses on terms that may not be favorable to us. We could also be required to seek funds through arrangements with collaborators or others at an earlier stage than otherwise would be desirable. Any of these occurrences may have a material adverse effect on our business, operating results and prospects.

We maintain the majority of our cash and cash equivalents in accounts with major U.S. and multi-national financial institutions, and our deposits at certain of these institutions exceed insured limits. Market conditions and changes in financial regulations and policies can impact the viability of these institutions. In the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, there can be no assurance that we would be able to access uninsured funds in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect our business and financial position. In addition, changes in regulations governing financial institutions are beyond our control and difficult to predict; consequently, the impact of such changes on our business and results of operations is difficult to predict and may have an adverse effect on us.

Risks Related to Our Business Operations and Industry

Our business is highly dependent on the success of our product candidate, OBX-115. If we are unable to successfully complete clinical development, obtain regulatory approval for or commercialize our product candidate, or if we experience delays in doing so, our business will be materially harmed.

To date, as an organization, we have not completed the development of any product candidates and our current product candidate remains in clinical development. Our future success and ability to generate revenue from our product candidate is dependent on our ability to successfully develop, obtain regulatory approval for, and commercialize our product candidate or any future product candidate. Our product candidate and any future product candidates will require substantial additional investment for clinical development, regulatory review, and approval in one or more jurisdictions. If our product candidate or any future product candidates encounter safety or efficacy problems, development delays or regulatory issues or other problems, our development plans and business would be materially harmed.

We may not have the financial resources to continue development of our product candidate if we experience any issues that delay or prevent regulatory approval of, or our ability to commercialize, our product candidate, including:

•	our ability to demonstrate to the satisfaction of the FDA, EMA, or other comparable regulatory authorities that our product candidate is safe and effective for one or more intended uses;

•	the sufficiency of our financial and other resources to complete the necessary clinical trials and preclinical studies;

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negative or inconclusive results from our clinical trials, preclinical studies, or the clinical trials of others for product candidates similar to ours, leading to a decision or requirement to conduct additional clinical trials or preclinical studies or abandon a program;

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product-related adverse events experienced by subjects in our clinical trials, including unexpected toxicity results, or by individuals using drugs or therapeutic biologics similar to our product candidate;

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delays in submitting an Investigational New Drug application (“IND”), or other regulatory submission to the FDA, EMA, or other comparable regulatory authorities, or delays or failure in obtaining the necessary approvals from regulators to commence a clinical trial or a suspension, termination, or hold, of a clinical trial once commenced, including any delays caused by prolonged government shutdowns, inadequate funding, loss of employees, changes in regulations, leadership, or policies by a new administration or other disruptions of regulatory authorities;

•	conditions imposed by the FDA, the EMA, or other comparable regulatory authorities regarding the scope or design of our clinical trials;

•	poor effectiveness of our product candidate during clinical trials;

•	better than expected performance of control arms, such as placebo groups, which could lead to negative or inconclusive results from our clinical trials;

•	delays in recruiting or enrolling subjects in our clinical trials;

•	high drop-out rates of subjects from our clinical trials;

•	inadequate supply or quality of our product candidate or other materials necessary for the conduct of our clinical trials;

•	higher than anticipated clinical trial or manufacturing costs;

•	unfavorable FDA, EMA, or other comparable regulatory authority inspections and review of our clinical trial sites;

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failure of our third-party contractors or investigators to comply with regulatory requirements or the clinical trial protocol or otherwise to meet their contractual obligations in a timely manner, or at all;

•

delays and changes in regulatory requirements, policies, leadership, and guidelines, including the imposition of additional regulatory oversight around clinical testing generally or with respect to our investigational therapies in particular; or

•	varying interpretations of data by the FDA, EMA, and other comparable regulatory authorities.

We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

The biotechnology industry is intensely competitive and subject to rapid and significant technological change. Our current or future product candidates may face competition from major pharmaceutical companies, specialty pharmaceutical companies, universities, and other research institutions and from products and therapies that currently exist or are being developed, some of which products and therapies we may not currently know about. Many of our competitors have significantly greater financial, manufacturing, marketing, product development, technical, and human resources than we do. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining marketing approvals, recruiting patients, and manufacturing pharmaceutical products, and they may also have products that have been approved or are in late stages of development, and collaborative arrangements in our target markets with leading companies and research institutions. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel cell therapies or to in-license novel cell therapies that could make the product candidates that we develop obsolete. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. As a result of all of these factors, our competitors may succeed in obtaining patent protection and/or FDA or other regulatory approval or discovering, developing, and commercializing products in our field before we do, which could result in our competitors establishing a strong market position before we are able to enter the market.

Our competitors may obtain FDA or other regulatory approval of their product candidates more rapidly than we may or may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize our product candidates or platform technologies. Our competitors may also develop cell therapies or other platform technologies that are more effective, more convenient, more widely used, or less costly than our product candidate or, in the case of drugs, have a better safety profile than our product candidate. These competitors may also be more successful than us in manufacturing and marketing their products and have significantly greater financial resources and expertise in research and development.

There are a large number of companies developing or marketing treatments for cancer, including many major pharmaceutical and biotechnology companies. We may compete with other cell therapy or immunotherapy companies such as Iovance Biotherapeutics Inc., AbelZeta Inc., Biosyngen Pte Ltd, GRIT Biotechnology Co., Ltd., Shanghai Juncell Therapeutics Co., Ltd., Immatics N.V., Immunocore Holdings plc, Intima Bioscience, Inc., KSQ Therapeutics, Inc., Marker Therapeutics, Inc., TILT Biotherapeutics Ltd, and others. In addition, numerous compounds are in clinical development for cancer treatment. Many of these companies are well-capitalized and have significant clinical experience.

Smaller and other early-stage companies may also prove to be significant competitors. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our current and any future product candidates. In addition, the biopharmaceutical industry is characterized by rapid technological change. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our product candidates obsolete, less competitive, or not economical.

Universities and public and private research institutions in the United States and Europe are also potential competitors. For example, a Phase 3 M14TIL clinical trial comparing TIL to standard ipilimumab in patients with metastatic melanoma is currently being conducted in Europe by the Netherlands Cancer Institute, the Copenhagen County Herlev University Hospital, and the University of Manchester. Results from the M14TIL clinical trial were presented at the European Society for Medical Oncology Congress in September 2022. In patients with advance melanoma, progression-free survival was significantly longer among those who received TIL cell therapy than among those who received ipilimumab. While these universities and public and private research institutions primarily have educational objectives, they may develop proprietary technologies that lead to other FDA approved therapies or that secure patent protection that we may need for the development of our technologies and products.

Our commercial opportunities could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient, have a broader label, are marketed more effectively, are reimbursed, or are less expensive than any products that we may develop. Even if our product candidates achieve marketing approval, they may be priced at a significant premium over competitive products if any, which have been approved by then, resulting in reduced competitiveness. If we do not compete successfully, we may not generate or derive sufficient revenue from any product candidate for which we obtain marketing approval and may not become and remain profitable.

Due to the significant resources required for the development of our pipeline, and depending on our ability to access capital, we must prioritize the development of certain product candidates over others. Moreover, we may fail to expend our limited resources on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Our lead product candidate, OBX-115, is currently in Phase 2 clinical development for the treatment of advanced melanoma and is currently in Phase 1 clinical development for the treatment of non-small cell lung cancer (“NSCLC”), and our other product candidates and programs are at various stages of preclinical development. We seek to develop engineered TIL cell therapies for the treatment of patients with solid tumors.

Due to the significant resources required for the development of OBX-115, we must decide which product candidates and indications to pursue and advance and the amount of resources to allocate to each. Our decisions concerning the allocation of research, development, collaboration, management, and financial resources toward particular product candidates, therapeutic areas, or indications may not lead to the development of viable commercial products and may divert resources away from better opportunities. Similarly, our decisions to delay, terminate, or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the viability or market potential of our current or future product candidates or misread trends in the pharmaceutical industry, our business, financial condition, and results of operations could be materially and adversely affected. As a result, we may fail to capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with other product candidates or other diseases and disease pathways that may later prove to have greater commercial potential than those we choose to pursue, or relinquish valuable rights to such product candidates through collaboration, licensing, or royalty arrangements in cases in which it would have been advantageous for us to invest additional resources to retain sole development and commercialization rights.

We may seek to grow our business through acquisitions or investments in new or complementary businesses, products, or technologies, through the licensing of products or technologies from third parties or other strategic alliances. The failure to manage acquisitions, investments, licenses, or other strategic alliances, or the failure to integrate them with our existing business, could have a material adverse effect on our operating results, dilute our stockholders’ ownership, increase our debt, or cause us to incur significant expense.

Our success depends on our ability to continually enhance and broaden our product offerings in response to changing clinician and patients’ needs, competitive technologies, and market pressures. Accordingly, from time to time we may consider opportunities to acquire, make investments in, or license other technologies, products, and businesses that may enhance our capabilities, complement our existing products and technologies, or expand the breadth of our markets or customer base. Potential and completed acquisitions, strategic investments, licenses, and other alliances involve numerous risks, including difficulty integrating acquired or licensed technologies, products, employees, or business operations, unanticipated costs associated with acquisitions or strategic alliances, and diversion of management’s attention from our core business and disruption of ongoing operations.

We do not know if we will be able to identify acquisitions or strategic relationships we deem suitable, whether we will be able to successfully complete any such transactions on favorable terms, if at all. Our ability to successfully grow through strategic transactions depends upon our ability to identify, negotiate, complete, and integrate suitable target businesses, technologies, or products and to obtain any necessary financing. These efforts could be expensive and time-consuming and may disrupt our ongoing business and prevent management from focusing on our operations. To finance any acquisitions, investments, or strategic alliances, we may choose to issue shares of our common stock as consideration, which could dilute the ownership of our stockholders. Additional funds may not be available on terms that are favorable to us, or at all.

Our employees, independent contractors, consultants, including CDMOs and CROs, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other illegal activity by our current and any future employees, independent contractors, consultants, CDMOs, and vendors including but not limited to CROs. Misconduct by these parties could include intentional, unintentional, reckless, and/or negligent conduct that fails to comply with FDA or other comparable regulations, provide true, complete and accurate information to the FDA and other comparable regulatory authorities, comply with manufacturing standards we may establish, comply with healthcare fraud and abuse laws and regulations, report financial information or data accurately, or disclose unauthorized activities to us. If we obtain FDA approval of our product candidate or any future product candidates and begin commercializing those products in the United States, our potential exposure under these laws will increase significantly, and our costs associated with compliance with these laws are likely to increase. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a material and adverse effect on our business, financial condition, results of operations, and prospects.

We, our collaborators, and our service providers are subject to a variety of privacy and data security laws, regulations, and contractual obligations, which may require us to incur substantial compliance costs, and any failure or perceived failure by us to comply with them could expose us to significant fines and other penalties and otherwise harm our business and operations.

The legislative and regulatory framework for the collection, use, safeguarding, sharing, transfer, and other processing of personal information worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Globally, numerous jurisdictions, including those in which we operate or collect personal information, have established their own data security and privacy frameworks with which we must comply. In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state information security and data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure, and protection of health-related and other personal information, could apply to our operations or the operations of our collaborators and service providers. In particular, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act (“HIPAA”), establish privacy and security standards that limit the use and disclosure of individually identifiable health information, or protected health information, and impose requirements regarding the privacy and security of individually identifiable health information, including mandatory contractual terms, for covered entities, or certain healthcare providers, health plans and healthcare clearinghouses, and their business associates that provide services to the covered entity that involve individually identifiable health information and their subcontractors that use, disclose or otherwise process individually identifiable health information. While pharmaceutical and biotechnology companies are typically not directly regulated by HIPAA, our business may be indirectly impacted by HIPAA in our interactions with providers, payors, and others that have HIPAA compliance obligations. If we are unable to properly protect the privacy and security of protected health information, we could be found to have violated these privacy and security laws and/or breached certain contracts. Further, if we fail to comply with applicable privacy laws, including applicable HIPAA privacy and security standards, we could face significant civil and criminal penalties. U.S. Department of Health & Human Services (“HHS”), enforcement activity can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources.

At the state level, numerous states have or are in the process of enacting or considering comprehensive data privacy and security laws, rules, and regulations while other states have focused on more narrow aspects of privacy. Such proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies. The existence of comprehensive privacy laws in different states in the country would make our compliance obligations more complex and costly and may increase the likelihood that we may be subject to enforcement actions or otherwise incur liability for noncompliance. In the state of Washington, for example, the My Health My Data Act, which has a private right of action that further increases the relevant compliance risk, requires regulated entities to obtain consent to collect health-related information and grants consumers certain rights, including to request deletion of their information. Connecticut and Nevada have also passed similar laws regulating consumer health data. In addition, other states have proposed and/or passed legislation that regulates the privacy and/or security of certain specific types of information. For example, a small number of states, such as Illinois and Texas, have passed laws that regulate biometric data specifically. Although many of the existing state privacy laws exempt clinical trial information and health information governed as “protected health information” by HIPAA, future privacy and data protection laws may be broader in scope. Taken together, these state and federal laws may be subject to varying interpretations by the courts and government agencies and are subject to frequent change. Further, these varying interpretations could create complex compliance issues for us and our partners and potentially expose us to additional expense, liability, penalties, negatively impact our business, and lead to adverse publicity, and all of these risks could adversely affect our business in the short and long term. In addition, contractual obligations and in the future, legislation may limit, forbid or regulate the use or transmission of health information outside of the United States or across other national borders, which could make reliance on non-U.S. resources for work related to such processing personal information impracticable or substantially more expensive.

All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, implementing additional protection technologies, training employees and engaging consultants and legal advisors, which are likely to increase over time. In addition, such requirements may require us to modify our data processing practices and policies, utilize management’s time and/or divert resources from other initiatives and projects. Any failure or perceived failure by us to comply with any applicable federal, state or foreign laws and regulations relating to data privacy and security could result in damage to our reputation, as well as proceedings or litigation by governmental agencies or other third parties, including class action privacy litigation in certain jurisdictions, which would subject us to significant fines, sanctions, awards, injunctions, penalties or judgments. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our proprietary information, the value of our technology and products could be adversely affected.

In addition to patent protection, we also rely on other proprietary rights, including protection of trade secrets and/or confidential know-how, unpatented know-how, and/or other proprietary information. We may rely on other proprietary rights, including protection of trade secrets, confidential know-how, unpatented know-how, and/or other proprietary information to protect our technology, especially where patent protection is believed to be of limited value. However, trade secrets and/or confidential know-how can be difficult to maintain as confidential.

To maintain the confidentiality of this type of information, it is our policy to enter into confidentiality agreements with our employees, consultants, advisors, collaborators, contractors (including CDMOs and CROs) and others upon the commencement of their relationships with us. These agreements require that all confidential information developed by the individual(s) or made known to the individual by us during the course of the individual’s relationship or work with us be kept confidential and not disclosed to third parties. Our agreements with employees and our personnel policies also provide that any inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. However, we may not obtain these agreements in all circumstances, and/or individuals with whom we have these agreements may not comply with their terms, intentionally or unintentionally. Thus, despite such agreements, inventions may become assigned to third parties. In the event of unauthorized use or disclosure of our trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection, particularly for our trade secrets or other confidential information. To the extent that our employees, consultants, contractors, or others use technology or know-how owned by third parties in their work for us, disputes may arise between us and those third parties as to the rights in related inventions. To the extent that an individual who is not obligated to assign rights in intellectual property to us or a current or future licensor is rightfully an inventor of intellectual property, we may need to obtain an assignment or a license to that intellectual property from that individual, or a third party, or from that individual’s assignee. Such assignment or license may not be available at all or on commercially reasonable terms. The disclosure of our trade secrets could impair our competitive position and may materially harm our business, financial condition, and results of operations.

Enforcing a claim that a third party illegally obtained our trade secrets and/or confidential know-how and is using these is expensive, time consuming, and unpredictable. The enforceability of confidentiality agreements and theft of trade secret claims may vary from jurisdiction to jurisdiction. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret. As such, adequate remedies may not exist in the event of unauthorized use or disclosure of our proprietary information.

In addition, others may independently discover or develop our trade secrets and proprietary information, and the existence of our own trade secrets afford no protection against such independent discovery. Such persons may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, such persons could limit our use of our trade secrets and/or confidential know-how. Under certain circumstances and to guarantee our freedom to operate, we may also decide to publish some know-how to prevent others from obtaining patent rights covering such know-how.

Risks Related to the Discovery and Development of Our Current or Future Product Candidates

Our business is dependent on our ability to advance our current and future product candidates through clinical trials, obtain marketing approval, and ultimately commercialize them.

Our ability to generate product revenues, which we do not expect will occur for several years, if ever, will depend heavily on the successful development and eventual regulatory approval and commercialization of our current product candidate or future product candidates we develop, which may never occur. Our current product candidate and any future product candidates we develop will require significant preclinical or clinical development, management of clinical, preclinical, and manufacturing activities, efforts toward obtaining marketing approval in the United States and other jurisdictions, and if approved, demonstration of effectiveness to pricing and reimbursement authorities, sufficient manufacturing supply for both preclinical and clinical development and, if approved, for commercial production, as well as investments to build a commercial organization, and substantial investment and significant marketing efforts before we generate any revenues from product sales.

The clinical and commercial success of our current and future product candidates will depend on several factors, including the following:

•	timely and successful completion of our preclinical studies and clinical trials;

•	sufficiency of our financial and other resources to complete the necessary preclinical studies and clinical trials;

•	our plans to successfully submit amendments to existing INDs or new INDs with the FDA for our current and future product candidates;

•	our ability to complete preclinical studies for current or future product candidates;

•	successful enrollment of subjects in, and completion of clinical trials;

•	successful data from our clinical program that supports an acceptable risk-benefit profile of our product candidate in the intended patient populations;

•	our ability to establish and maintain agreements with third-party manufacturers on a timely and cost-efficient manner;

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whether we are required by the FDA or comparable foreign regulatory authorities to conduct additional clinical trials or other studies beyond those planned or anticipated to support approval of our lead product candidate OBX-115;

•	acceptance of our proposed indications and the primary endpoint assessments evaluated in the clinical trials of our product candidate by the FDA and comparable foreign regulatory authorities;

•	timely receipt and maintenance of marketing approvals from applicable regulatory authorities;

•	successfully launching commercial distribution and sales of our product candidate, if approved;

•	the prevalence, duration, and severity of potential side effects or other safety issues experienced with our product candidate, if approved;

•	entry into collaborations to further the development of our product candidate;

•	obtaining and maintaining patent and trade secret protection or regulatory exclusivity for our product candidate;

•	acceptance of the benefits and uses of our product candidate, if approved, by patients, the medical community, and third-party payors;

•	maintaining an acceptable safety, tolerability, and efficacy profile of the product candidates following approval;

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our compliance with any post-approval requirements imposed on our products, such as post-marketing studies, a REMS, or additional requirements that might limit the promotion, advertising, distribution, or sales of our products or make the products cost prohibitive;

•	competing effectively with other therapies;

•	obtaining and maintaining healthcare coverage and adequate reimbursement from third-party payors; and

•	enforcing and defending intellectual property rights and claims.

These factors, many of which are beyond our control, could cause us to fall behind our competitors, experience significant delays or an inability to obtain regulatory approvals or commercialize our current or future product candidates, and could otherwise materially harm our business. Successful completion of preclinical studies and clinical trials does not mean that any other current or future product candidates we develop will receive regulatory approval. Even if regulatory approvals are obtained, we could experience significant delays or an inability to successfully commercialize our current and any future product candidates we develop, which would materially harm our business. If we are not able to generate sufficient revenue through the sale of any current or future product candidate, we may not be able to continue our business operations or achieve profitability.

Clinical development involves a lengthy and expensive process with uncertain outcomes. We may incur additional costs and experience delays in developing and commercializing or be unable to develop or commercialize our current and future product candidates.

To obtain the requisite regulatory approvals to commercialize our product candidates or any future product candidates, we must demonstrate through data from extensive preclinical studies and clinical trials that our product candidate and any future product candidates are safe, pure, and potent in humans. Clinical trials are expensive and can take many years to complete, with a highly uncertain outcome. Failure can occur at any time during the clinical trial process and our current or future clinical trial results may not be successful. We may experience delays in completing our clinical trials or preclinical studies and initiating or completing additional clinical trials. We cannot be certain the ongoing and planned preclinical studies or clinical trials for our current or any other future product candidates will begin on time, not require redesign, enroll an adequate number of eligible subjects on time, or be completed on schedule, if at all. We may also experience numerous unforeseen events during our clinical trials that could delay or prevent our ability to receive marketing approval or commercialize the product candidates we develop, including:

•	results from preclinical studies or clinical trials may not be predictive of results from later clinical trials of any product candidate;

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the FDA or other regulatory authorities, Institutional Review Boards (“IRBs”), or independent ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

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the FDA or other regulatory authorities may require us to submit additional data such as long-term toxicology studies, or impose other requirements on us, before permitting us to initiate a clinical trial;

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we may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective CROs, as the terms of these agreements can be subject to extensive negotiation and vary significantly among different CROs and trial sites;

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clinical trials of any product candidate may fail to show safety, purity or potency, or may produce negative or inconclusive results, which may cause us to decide, or regulators to require us, to conduct additional nonclinical studies or clinical trials or which may cause us to decide to abandon product candidate development programs;

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the number of patients required for clinical trials may be larger than we anticipate, or we may have difficulty in recruiting and enrolling patients to participate in clinical trials, including as a result of the size and nature of the patient population, the proximity of patients to clinical trial sites, eligibility criteria for the clinical trial, the nature of the clinical trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications and clinical trial subjects;

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enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials or may fail to return for post-treatment follow-up at a higher rate than we anticipate;

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our CROs and other third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the trial, which may require that we add new clinical trial sites or investigators;

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we may elect to, or regulators, IRBs, or ethics committees may require, that we or our investigators, suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that participants are being exposed to unacceptable health risks;

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our product candidates could cause undesirable side effects that could result in significant negative consequences, including the inability to enter clinical development or receive regulatory approval;

•	the cost of preclinical or nonclinical testing and studies and clinical trials of any product candidates may be greater than we anticipate;

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we may face hurdles in addressing subject safety concerns that arise during the course of a trial, causing us or our investigators, regulators, IRBs or ethics committees to suspend or terminate trials, or reports may arise from nonclinical or clinical testing of other cancer therapies that raise safety or efficacy concerns about our product candidates;

•	the supply, quality, or timeliness of delivery of materials for product candidates we develop or other materials necessary to conduct clinical trials may be insufficient or inadequate; and

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we may need to change the manufacturing site and potentially the CDMO for our product candidates from those that are able to produce clinical supply for our clinical trials to those with the capacity and ability to perform commercial manufacturing and/or the production of clinical material for our later stage clinical trials.

We could encounter delays if a clinical trial is suspended or terminated by us, or by the IRBs of the institutions in which such trials are being conducted, ethics committees, or the Safety Review Committee (“SRC”), the DSMB, for such trial or by the FDA, the EMA, or other regulatory authorities. Such authorities may impose a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, the EMA, or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions, or lack of adequate funding to continue the clinical trial. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of marketing approval of our product candidate. The FDA, the EMA, or other regulatory authorities may change the expectations for approval even after they have reviewed and commented on the design for our clinical trials. Further, the FDA, the EMA, or other regulatory authorities may disagree with our clinical trial design or our interpretation of data from clinical trials. For example, we are conducting and may in the future continue to conduct “open-label” clinical trials. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect because patients may be subject to a “patient bias” where they perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. Moreover, patients selected for early clinical trials often include the most severe sufferers and their symptoms may have been bound to improve notwithstanding the new treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge.

Principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or a regulatory authority concludes that the financial relationship may have affected the interpretation of the trial results, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection of any future marketing application we submit. Any such delay or rejection could prevent or delay us from commercializing our current or future product candidates.

If we experience delays in the completion, or termination, of any clinical trial of our lead product candidate OBX-115, the commercial prospects of our product candidate will be harmed and our ability to generate product revenues from our product candidate will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down the development and approval process for our product candidate, and jeopardize our ability to commence product sales and generate revenues. Significant clinical trial delays could also allow our competitors to bring products to market before we do or shorten any periods during which we have the exclusive right to commercialize our product candidate.

Any such events would impair our ability to successfully commercialize our product candidate and may harm our business and results of operations. Any of these occurrences may significantly harm our business, financial condition, and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidate or result in the development of our product candidate stopping early.

Preclinical development is uncertain. Any preclinical programs we pursue may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory approvals or commercialize these programs on a timely basis or at all.

The risk of failure for product candidates still in the discovery or preclinical stage is high. In addition, any one or more of our product candidates that have not yet entered the clinic may never advance into clinical development. In order to obtain FDA approval to market a new biologic we must demonstrate proof of safety, purity, and potency, including efficacy, in humans. To meet these requirements, we will have to conduct adequate and well-controlled clinical trials. Before we can commence clinical trials for a product candidate, we must complete extensive preclinical testing and studies that support our planned clinical trials in humans. We cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if the FDA will accept our proposed clinical programs or if the outcome of our preclinical testing and studies will ultimately support the further development of our current or future product candidates. As a result, we cannot be sure that we will be able to submit INDs or similar applications for our preclinical candidates on the timelines we expect, if at all, and we cannot be sure that submission of INDs or similar applications will result in the FDA, the EMA, or other regulatory authorities allowing clinical trials to begin.

Conducting preclinical testing is a lengthy, time-consuming, and expensive process. The length of time of such testing may vary substantially according to the type, complexity, and novelty of the program, and often can be several years or more per program. The commencement and rate of completion of preclinical studies and clinical trials for a product candidate may be delayed by many factors, including but not limited to:

•	failure of animal studies to generate compelling toxicity data;

•	failure of new non-animal methods for preclinical work to be accepted by regulators; and

•	delays or failures by third party CROs conducting the nonclinical studies on our behalf.

Delays associated with programs for which we are conducting preclinical testing and studies may cause us to incur additional operating expenses.

We may in the future conduct clinical trials for current or future product candidates outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such trials.

We may in the future conduct clinical trials for current or future product candidates outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such trials. We are currently conducting clinical trials in the United States. The acceptance of data from clinical trials conducted outside the United States or another jurisdiction by the FDA or comparable foreign regulatory authority may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice, (ii) the trials were performed by clinical investigators of recognized competence and pursuant to good clinical practice, or GCP, regulations and (iii) the FDA is able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements. In addition, foreign clinical trials are subject to the applicable local laws of the foreign jurisdictions where such trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in current or future product candidates that we may develop being delayed or not receiving approval for commercialization in the applicable jurisdiction.

Positive results from preclinical studies and early-stage clinical trials may not be predictive of future results. Initial positive results in any of our clinical trials may not be indicative of results obtained when the trial is completed or in later stage trials.

The results of preclinical studies may not be predictive of the results of clinical trials. Preclinical studies and early-stage clinical trials are primarily designed to (i) test safety, (ii) study pharmacokinetics and pharmacodynamics, and (iii) understand the side effects of product candidates at various doses and schedules, and the results of any early-stage clinical trials may not be predictive of the results of later-stage, large-scale efficacy clinical trials. In addition, initial success in clinical trials may not be indicative of results obtained when such trials are completed. There can be no assurance that any of our current or future clinical trials will ultimately be successful or support further clinical development our product candidates. There is a high failure rate for drugs and biological products proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies, and any such setbacks in our clinical development could have a material adverse effect on our business and operating results.

Even if our clinical trials are completed, the results may not be sufficient to obtain regulatory approval for our product candidates. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit, or prevent regulatory approval. In addition, the results of our preclinical studies may not be predictive of the results of outcomes in human clinical trials. For example, our current or future product candidates may demonstrate different chemical, biological, and pharmacological properties in patients than they do in laboratory studies or may interact with human biological systems in unforeseen or harmful ways. Product candidates in later stages of clinical trials may fail to show desired pharmacological properties or produce the necessary safety and efficacy results despite having progressed through preclinical studies and initial clinical trials. In addition, we may experience regulatory delays or rejections as a result of many factors, including changes in regulatory policy during the period of our product candidate development. Any such delays could negatively impact our business, financial condition, results of operations, and prospects.

Interim, “top-line,” and preliminary results from our preclinical studies and clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit, validation, and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim data, including interim, top-line, or preliminary data from our preclinical studies and clinical trials. Any interim data and results from our preclinical studies and clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. We also may make assumptions, estimations, calculations and conclusions as part of our analyses of preliminary or topline data and we may not have received or had the opportunity to fully and carefully evaluate all data. Preliminary or top-line results also remain subject to audit, validation, and verification procedures that may result in the final data being materially different from the interim and preliminary data we previously published. As a result, interim and preliminary data may not be predictive of final results and should be viewed with caution until the final data are available. Material differences between preliminary or interim data and final data could significantly harm our business prospects and may cause the trading price of our common stock to fluctuate significantly.

Furthermore, third parties, including regulatory authorities, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could delay or prevent regulatory approval of, or limit commercial prospects for, the particular product candidate. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine to disclose. If regulatory authorities disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, financial condition, results of operations and prospects.

Our current or future product candidates may cause undesirable, unacceptable, or serious adverse side effects or have other properties when used alone or in combination with other approved products or investigational new drugs that could halt their clinical development, delay or prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences.

Before obtaining regulatory approvals for the commercial sale of our product candidate, we must demonstrate through lengthy, complex, and expensive preclinical testing and clinical trials that our product candidate are safe, pure, and potent for use in each target indication, and failures can occur at any stage of testing. As with most biological products, use of our current or future product candidates could be associated with side effects or adverse events which can vary in severity from minor reactions to death and in frequency from infrequent to prevalent. There have been serious adverse side effects reported in response to engineered TIL cell therapies in oncology.

Immuno-oncology drugs have been observed to cause side effects, generally related to over activation of the immune system. These include colitis, diabetes, pituitary inflammation, thyroiditis, myocarditis, liver inflammation, thrombocytopenia, pneumonitis, hypoxia, cytokine release syndrome, late autoimmune side effects/autoimmune disease states, and risk of death, among others. Our immuno-oncology product candidates, and combination drug regimens may have similar or additional side effects including late autoimmune side effects, autoimmune disease states or secondary malignancies. Treatment-related side effects may emerge at a later time in our trials. In addition to any potential side effects caused by the product candidate or combination regimen, the administration process or related procedures also can cause adverse side effects. If unacceptable adverse events occur, our clinical trials could be suspended or terminated, or any future marketing authorization could be suspended, revoked, or varied. Additionally, we may be required to repeat or conduct additional clinical trials or nonclinical studies for our product candidate beyond those that we currently contemplate. There can be no assurance that any of our current or future product candidates will not demonstrate unacceptable toxicities in later testing that may render them unsafe or intolerable.

If unacceptable side effects arise in the development of our product candidates, we, the FDA, the IRBs at the institutions in which our trials are conducted or the DSMB or SRC could suspend or terminate our clinical trials or the FDA or comparable foreign regulatory authorities could order us to cease clinical trials or deny approval of our product candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete any of our clinical trials or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We expect to have to train medical personnel using our product candidates to understand the side effect profiles for our clinical trials and upon any commercialization of any of our product candidates and train them in the tumor procurement surgical and core needle biopsy processes. There are additional risks of complications from tumor tissue procurement, including surgical complications and core needle biopsy complications, including the risk of death Inadequate training in recognizing or managing the potential side effects of our product candidates could result in patient injury or death. Any of these occurrences may harm our business, financial condition, and prospects significantly.

Although our current and future product candidates have undergone and will undergo safety testing to the extent possible and, where applicable, under such conditions discussed with regulatory authorities, not all adverse effects of drugs can be predicted or anticipated. Engineered TIL cell therapeutics and their method of action of harnessing the body’s immune system are powerful and could lead to serious side effects that we only discover in clinical trials or during commercial marketing. Unforeseen side effects could arise either during clinical development or after a product candidate has been approved by regulatory authorities and the approved product has been marketed, following the exposure of additional patients. So far, we have not demonstrated that our current product candidate is safe in humans, and we cannot predict if ongoing or future clinical trials will do so. If any of our current or future product candidates fail to demonstrate safety and efficacy in clinical trials or do not gain marketing approval, we will not be able to generate revenue and our business will be harmed.

In addition, we intend to pursue our product candidate in combination with other therapies and may develop future product candidates in combination with other therapies, which exposes us to additional risks relating to undesirable side effects or other properties. For example, the other therapies may lead to toxicities that are improperly attributed to our product candidate or the combination of our product candidate with other therapies may result in toxicities that the product candidate or other therapy does not produce when used alone. The other therapies we are using in combination may be removed from the market, or we may not be able to secure adequate quantities of such materials for which we have no guaranteed supply contract, and thus such therapies may be unavailable for testing or commercial use with any of our approved products. The other therapies we may use in combination with our product candidate may also be supplanted in the market by newer, safer, or more efficacious products or combinations of products.

Even if we successfully advance our lead product candidate OBX-115 or any future product candidates through clinical trials, such trials will likely only include a limited number of subjects and limited duration of exposure to the candidate. As a result, we cannot be assured that adverse effects of our product candidates will not be uncovered when a significantly larger number of patients are exposed to the product candidate. Further, any clinical trial may not be sufficient to determine the effect and safety consequences of taking a particular candidate over a multi-year period.

Even if we successfully develop a product candidate and it receives marketing approval, the FDA could require us to adopt a REMS to ensure that the benefits of treatment outweigh the risks for each potential patient, which may include, among other things, a medication guide outlining the risks of the product for distribution to patients, a communication plan to health care practitioners, extensive patient monitoring, or distribution systems and processes that are highly controlled, restrictive, and more costly than what is typical for the industry. If our current product candidate or any of our future product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result in the following, including but not limited to:

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regulatory authorities may limit, suspend, or withdraw their approval of the product or may refuse to approve supplemental applications for such product; regulatory authorities may refuse to approve pending applications or supplements to approved applications we file;

•	we may be required to recall a product or change the way such product is administered to patients;

•	additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component thereof;

•	regulatory authorities may require the addition of labeling statements, such as a “boxed” warning or a contraindication;

•	we may be required to implement a REMS or create a medication guide outlining the risks of such side effects for distribution to patients;

•	we could be sued and held liable for harm caused to patients;

•	the product may become less competitive; and

•	our reputation may suffer.

Any of the foregoing events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and result in the loss of significant revenues, which would materially harm our business. In addition, if our product candidates or our engineered TIL cell therapeutic development approach generally proves to be unsafe, our entire technology platform and pipeline could be affected, which would also materially harm our business.

If we or our collaborators encounter difficulties enrolling eligible patients in our clinical trials, our clinical development activities could be delayed or otherwise be adversely affected.

The successful and timely completion of clinical trials in accordance with their protocols depends on, among other things, our ability to recruit and enroll a sufficient number of eligible patients who remain in the trial until the trial’s conclusion, including any follow-up period. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The enrollment of patients depends on many factors, including:

•	the patient eligibility criteria defined in the protocol;

•	the nature and size of the patient population required for analysis of the trial’s primary endpoints and the process for identifying patients;

•	the number and location of participating and available clinical sites or patients;

•	delays in the ability or failure to add new clinical trial sites;

•	the design of the trial;

•	our ability to recruit qualified clinical trial investigators with the appropriate competencies and experience;

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clinicians’ and patients’ perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including any new products that may be approved for the indications we are investigating;

•	the availability of competing commercially available therapies;

•	our ability to obtain and maintain patient informed consents for participation in our clinical trials; and

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the risk that patients enrolled in clinical trials will drop out of the trials before completion or, because they may be late-stage cancer patients, will not survive the full terms of the clinical trials.

In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our current and potential future product candidates. It is also likely that we may compete with competitors developing product candidates in the same therapeutic areas for clinical trial sites. This competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such sites. Moreover, because our current and potential future product candidates may represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy, rather than enroll in our ongoing or any future clinical trial.

Delays or difficulties in patient enrollment may result in increased costs or may affect the timing, outcome, or completion of clinical trials, which would adversely affect our ability to advance the development of the product candidates we develop.

Because the number of subjects in our clinical trials are small, the results from these trials, once completed, may be less reliable than results achieved in larger clinical trials.

A trial design that is considered appropriate includes a sufficiently large sample size with appropriate statistical power, as well as proper control of bias, to allow a meaningful interpretation of the results. The preliminary results of trials with smaller sample sizes and heterogeneous patient populations, can be disproportionately influenced by the impact the treatment had on a few individuals, which limits the ability to generalize the results across a broader community, thus making the trial results less reliable than trials with a larger number of subjects and with more homogeneous patient populations. As a result, there may be less certainty that our product candidates would achieve a statistically significant effect in any future clinical trials. If we conduct any future clinical trials, we may not achieve a statistically significant result or the same level of statistical significance seen, if any, in our clinical trials.

Risks Related to Our Dependence on and Work with Third Parties

We rely, and expect to continue to rely, on third parties, including independent clinical investigators, CROs and CDMOs to conduct certain aspects of our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory requirements or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our current and future product candidates and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon third parties, including independent clinical investigators, third-party CROs and CDMOs to conduct certain aspects of our preclinical studies and clinical trials and to monitor and manage data for our ongoing preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol, legal, regulatory, and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our third-party contractors and CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA, the competent authorities of the member states of the European Economic Area (“EEA”), and comparable foreign regulatory authorities for our current and future product candidates in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these third parties or our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, the EMA, or comparable foreign regulatory authorities, may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with the product candidate produced under the FDA’s current good manufacturing practice, or cGMP, regulations or similar foreign regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

Further, these investigators and CROs are not our employees and we will not be able to control, other than by contract, the amount of resources, including time, which they devote to our current and future product candidates and clinical trials. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on our behalf. If independent investigators or CROs fail to devote sufficient resources to the development of our current and future product candidates, or if their performance is substandard, it may delay or compromise the prospects for approval and commercialization of any product candidates that we develop. In addition, the use of third-party service providers may require us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated.

Our CROs have the right to terminate their agreements with us in the event of an uncured material breach. In addition, some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated.

If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. If CROs do not successfully carry out their contractual duties or obligations, comply with applicable regulatory requirements or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed, or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidate and any of our future product candidates. As a result, our results of operations and the commercial prospects for our product candidate or any future product candidates would be harmed, our costs could increase, and our ability to generate revenues could be delayed.

Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Additionally, CROs may lack the capacity to absorb higher workloads or take on additional capacity to support our needs. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition, and prospects.

We may depend on other third-party collaborators for the discovery, development, and commercialization of certain of our current and future product candidates. If our collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

We have formed, and in the future, we may form or seek strategic alliances, joint ventures, or collaborations, or enter into licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to product candidates we develop. Such potential future collaborations involving our product candidates may pose various risks to us, including:

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collaborators may have significant discretion in determining the efforts and resources that they will apply to these collaborations and collaborators may not perform their obligations as expected. In some situations, we may not be able to influence our collaborators’ decisions regarding the development of our product candidates, and as a result, our collaborators may not pursue or prioritize the development of those product candidates in a manner that is in our best interest or that we agree with;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates;

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collaborators may not properly obtain, enforce, maintain, or defend our intellectual property rights or proprietary rights or may use our proprietary information in a way that gives rise to actual or threatened litigation or that could jeopardize or invalidate our intellectual property or proprietary information, exposing us to potential litigation or other intellectual property proceedings;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

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disputes may arise between a collaborator and us that cause the delay or termination of the research, development, or commercialization of the product candidate, or that result in costly litigation or arbitration that diverts management attention and resources. Such disputes may also impact our intellectual property ownership and other rights;

•	a collaborator with marketing and distribution rights to our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such products;

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collaborators may fail to comply with applicable regulatory requirements regarding the development, manufacture, distribution or marketing of the product candidate, potentially leading to regulatory investigations or proceedings that may slow down product development;

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collaborators may delay clinical trials, provide insufficient funding or resources for clinical trials or marketing and distribution of a product, stop a clinical trial, abandon a product candidate or repeat or conduct new clinical trials;

•	we may lose certain valuable rights under circumstances identified in our collaborations, including if we undergo a change of control;

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if a present or future collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program under such collaboration could be delayed, diminished, or terminated; and

•	collaboration agreements may restrict our right to independently pursue new product candidates.

If we enter into collaboration agreements and strategic partnerships or license our intellectual property, products, or businesses, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations, which could delay our timelines or otherwise adversely affect our business. We also cannot be certain that, following a strategic transaction or license, we will achieve the revenue or net income that justifies the entry into such transaction. Any of the factors set forth above, among others, could delay the development and commercialization of our product candidate, which would harm our business prospects, financial condition, and results of operations.

We may seek to establish collaborations, and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans.

The advancement of our product candidate and development programs and the potential commercialization of our current and future product candidates will require substantial additional cash to fund expenses. For some of our current or future product candidates, we may decide to collaborate with pharmaceutical and biotechnology companies with respect to development and potential commercialization. Any of these relationships may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing stockholders, or disrupt our management and business.

We face significant competition in seeking appropriate collaborators and the negotiation process is time-consuming and complex. Whether we reach a definitive agreement for other collaborations will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the progress of our clinical trials, the likelihood of approval by the FDA, the EMA, or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. The terms of any collaboration or other arrangements that we may establish may not be favorable to us.

Further, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for future product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view them as having the requisite potential to demonstrate safety and efficacy.

We may also be restricted under existing collaboration agreements from entering into future agreements on certain terms with potential collaborators. Such exclusivity could limit our ability to enter into strategic collaborations with future collaborators. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any marketing or sales activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidate or any future product candidates or bring them to market and generate product revenue.

In addition, any future collaboration that we enter into may not be successful. The success of future collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations. Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision-making authority. Collaborations with pharmaceutical or biotechnology companies and other third parties can often be terminated by the other party. Any such termination or expiration would adversely affect us financially and could harm our business reputation.

We are required to pay royalty and milestone payments under our license agreement with M.D. Anderson, and we must also meet certain development milestones to maintain our license rights.

In October 2021, we entered into a license agreement with The Board of Regents (the “Board of Regents”), of The University of Texas System, on behalf of M.D. Anderson Cancer Center (“M.D. Anderson”), for our engineered TIL cell therapy (the “M.D. Anderson License Agreement”). Under the M.D. Anderson License Agreement, we are required to pay both substantial milestone payments and royalties to M.D Anderson based on the net sales of our products utilizing the licensed technologies. These payments could adversely affect the overall profitability for us of any products that we may seek to commercialize under the M.D. Anderson License Agreement. In order to maintain our license rights under the M.D. Anderson License Agreement, we also need to meet certain specified development milestones, subject to certain cure or extension provisions. There is no assurance that we will continue to be able to meet these development milestones on a timely basis, or at all.

Risks Related to Manufacturing of Our Product Candidates

We currently rely on and expect to continue to rely on a network of third-party suppliers and other third parties for production of our current and future product candidates including TIL products and viral vectors as well as custom critical materials such as anti-41BB and iFeeders, and our dependence on these third parties may impair the advancement of our research and development programs and the development of our current and future product candidates.

We rely on and expect to continue to rely on a network of third-party CDMOs for the supply of cGMP-grade clinical trial materials and commercial quantities of our current and future product candidates as well as custom critical materials. Specifically, we collaborate with a network of leading CDMOs to manufacture OBX-115 including membrane-bound IL15 carbonic anhydrase 2 (“mbIL15-CA2”), DRD, viral vector, anti-41BB and iFeeders. Reliance on a network of third-party providers may expose us to more risk than if we were to manufacture our product candidates and the associated critical materials ourselves. The facilities used by our CDMOs to manufacture our engineered TIL candidates and the associated materials must be approved by the FDA and foreign regulatory authorities pursuant to inspections that will be conducted after we submit our BLA to the FDA, or similar applications to foreign regulatory authorities. We have limited control over the manufacturing process of, and beyond contractual terms, we are largely dependent on our CDMOs for compliance with cGMP, and applicable product tracking and tracing requirements, or similar foreign requirements for the manufacture of our product candidate. If our CDMOs cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or comparable foreign regulatory authorities, or are unable to do so in a timely manner, they may not be able to secure or maintain regulatory approval for their manufacturing facilities and could result in delay of our ability to obtain marketing authorization of our current and future product candidates. In addition, we have limited control over the ability of our CDMOs to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our current and future product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for, or if approved, market our product candidate. In addition, any failure to achieve and maintain compliance with these laws, regulations, and standards could subject us to the risk that we may have to suspend the manufacturing of our product candidate or that obtained approvals could be revoked, which would adversely affect our business and reputation. Furthermore, third-party providers may breach existing agreements they have with us because of factors beyond our control. They may also terminate or refuse to renew their agreement with us because of their own financial difficulties or business priorities, at a time that is costly or otherwise inconvenient for us. If we were unable to find an adequate replacement or another acceptable solution in time, our clinical trials could be delayed or our commercial activities could be harmed. Any such changes could cause our current and future product candidates to perform differently and affect the results of clinical trials conducted with the altered materials, and limit our ability to rely on data from clinical trials conducted with an earlier version of our product candidates. In addition, the fact that we are dependent on our collaborators, our CDMOs, and other third parties for the manufacture, filling, storage, and distribution of our current and future product candidates means that we are subject to the risk that the products may have manufacturing defects that we have limited ability to prevent or control. The sale of products containing such defects could adversely affect our business, financial condition, and results of operations.

We rely on our CDMOs to purchase from third-party suppliers the materials necessary to produce our current product candidate for our clinical trials, and will rely on our existing and future collaborators to purchase from third-party suppliers the materials necessary to develop and produce our product candidates for future clinical trials and, upon approval, our products for commercialization.

Moreover, if approved, we intend to rely on third parties to produce commercial supplies of our engineered TIL candidates and viral vectors as well as custom critical materials such as anti-41BB and iFeeders. Our commercialization of any of our product candidate could be stopped, delayed, or made less profitable if those third parties fail to obtain approval of the FDA or comparable foreign regulatory authorities following inspection of their facilities and procedures to manufacture our product candidate and products, fail to provide us with sufficient quantities of product or product components and materials, or fail to do so at acceptable timing, quality levels, or prices, or fail to otherwise complete their duties in compliance with their obligations to us or other parties.

We are dependent on a limited number of suppliers and, in some instances, a sole supplier, for some of our components and materials used in our product candidates.

There are a limited number of suppliers for raw materials that we use to manufacture our product candidates and there may be a need to assess alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidate for our clinical trials, and if approved, ultimately for commercial sale. Apart from contractual measures, we do not have any control over the process or timing of the acquisition of these raw materials by our manufacturers or manufacturers paid by our collaborators. Moreover, we currently do not have any agreements for the commercial production of these raw materials. Although we generally do not begin a clinical trial unless we believe we have a sufficient supply of our product candidate to complete the clinical trial or have secured resupply capacity, any significant delay in the supply of our product candidate, or the raw material components thereof, for a planned or an ongoing clinical trial due to the need to replace a third-party manufacturer could considerably delay completion of our clinical trials, product testing, and potential regulatory approval of our product candidate.

In addition, the manufacturing of our product candidate is expensive and time-consuming. If we are successful in obtaining regulatory approval for any of our product candidates, we might have limited quantities of such product candidates available to us in connection with a potential commercial launch, and these supplies may be further limited by our ongoing clinical development activities. If our manufacturers, collaborators or we are unable to purchase or produce sufficient quantities of raw materials or of our product candidate after regulatory approval has been obtained for our product candidate, the commercial launch of our product candidate could be delayed or there could be a shortage in supply, which in either case, would impair our ability to generate revenues from the sale of our product candidate.

We rely on our manufacturers and other subcontractors to comply with and respect the proprietary rights of others in conducting their contractual obligations for us. If our manufacturers or other subcontractors fail to acquire the proper licenses or otherwise infringe third-party proprietary rights in the course of completing their contractual obligations to us, we may have to find alternative manufacturers or defend against claims of infringement, either of which would significantly impact our ability to develop, obtain regulatory approval for, or market our product candidate, if approved.

The operations of our suppliers are subject to additional risks that are beyond our control and that could harm our business, financial condition, results of operations and prospects.

We currently rely on and engage third-party manufacturers to provide critical raw materials, all of the active pharmaceutical ingredients (“APIs”), and the final drug product formulation of our product candidate that are being used in our clinical trials and preclinical studies. If a replacement manufacturer became necessary in the future, we may incur added costs and delays in identifying and qualifying another manufacturer. As a result of our global suppliers, we may be subject to risks associated with doing business abroad, including:

•	geopolitical tensions, political unrest, terrorism, labor disputes, and economic instability resulting in the disruption of trade from foreign countries in which our products are manufactured;

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the imposition of new laws and regulations, including those relating to labor conditions, quality, and safety standards, information and data transfer, imports, duties, taxes, and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds, particularly new or increased tariffs imposed on imports from countries where our suppliers operate,

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greater challenges and increased costs with enforcing and periodically auditing or reviewing our suppliers’ and manufacturers’ compliance with cGMPs or status acceptable to the FDA or comparable foreign regulatory authorities;

•	reduced protection for intellectual property rights, including trademark protection, in some countries,;

•	disruptions in operations due to global, regional, or local epidemics, pandemics, public health crises or other emergencies or natural disasters;

•	disruptions or delays in shipments; and

•	changes in local economic conditions in countries where our manufacturers or suppliers are located.

The National Defense Authorization Act for Fiscal Year 2026 enacted in December 2025 includes a section titled, “Prohibition on Contracting with Certain Biotechnology Providers,” also known as the BIOSECURE Act, aimed at discouraging federal contracting with certain biotechnology companies for biotechnology equipment or services in China and other countries of concern. The statute prohibits federal executive agencies from procuring any biotechnology equipment or service from a biotechnology company of concern, or BCC, or contracting with any such company or any entity that procures or uses equipment or services from a BCC. Any company on the Department of Defense’s Chinese Military Companies List (1260H list) is considered a BCC under the new law and the White House Office of Management and Budget also is empowered to designate companies as BCCs based on consultations with Cabinet Secretaries and other key leaders from the executive branch. This legislation may have the effect of restricting the ability of biopharmaceutical companies that enter into contracts with or receive funding from U.S. federal agencies from purchasing services or equipment from certain and other foreign Chinese biotechnology companies.

These and other factors beyond our control could interrupt our suppliers’ production, influence the ability of our suppliers to export our clinical supplies cost-effectively or at all, and inhibit our supplier’s ability to procure certain materials, any of which could delay our clinical trials or otherwise harm our business, financial condition, results of operations, and prospects.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates proceed through preclinical studies to late-stage clinical trials towards potential approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results. In addition, we will likely need to change or expand our CDMO network for manufacturing our product candidates to one that can support commercial-scale manufacturing. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidate to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the materials manufactured using altered processes. Such changes may also require additional testing, FDA notification, or FDA approval. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidate, and jeopardize our ability to commence sales, if approved, and generate revenue.

We are subject to multiple manufacturing risks, any of which could substantially increase our costs and limit supply of our product candidate.

The process of manufacturing our engineered TIL product candidates is complex, time-consuming, highly regulated, and subject to several risks, including:

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Manufacturing cellular therapies is complicated and tightly regulated by the FDA and comparable regulatory authorities around the world, and although alternative third-party suppliers with the necessary manufacturing and regulatory expertise and facilities exist, it could be expensive and take a significant amount of time to arrange for alternative suppliers, transfer manufacturing procedures to these alternative suppliers, and demonstrate comparability of material produced by such new suppliers. New manufacturers of any product candidate or intermediate would be required to qualify under applicable regulatory requirements. These manufacturers may not be able to manufacture our product candidates at costs, or in sufficient quantities, or in a timely manner necessary to complete development of our product candidates or make commercially successful products. If we are unable to arrange for alternative third-party manufacturing sources, or to do so on commercially reasonable terms or in a timely manner, we may not be able to complete development of our product candidates, or market or distribute them. In addition, should the FDA or comparable regulatory authorities not agree with our product candidate specifications and comparability assessments for these materials, further clinical development of our product candidates could be substantially delayed and we would incur substantial additional expenses.

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product loss during the manufacturing process, including loss caused by contamination, equipment failure or improper installation or operation of equipment, or operator error. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. If microbial, viral, or other contaminations are discovered in our products or in the manufacturing facilities in which our products are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination;

•	we will likely continue to expand our CDMO network for manufacturing our product candidate to meet clinical and commercial demand;

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we will need to expand and develop relationships with suppliers of critical starting materials or reagents, increase the scale of production and demonstrate comparability of the material produced at these facilities to the material that was previously produced. Transferring manufacturing processes and know-how is complex and involves review and incorporation of both documented and undocumented knowledge that may have evolved over time. In addition, transferring production to different facilities may require utilization of new or different processes to meet the specific requirements of a given facility. We would expect additional comparability work will also need to be conducted to support the transfer of certain manufacturing processes and process improvements. We cannot be certain that all relevant know-how and data have been adequately incorporated into the manufacturing process until the completion of studies and the related evaluations intended to demonstrate the comparability. If we are not able to successfully transfer and produce comparable product candidates, our ability to further develop and manufacture our product candidates may be negatively impacted;

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the manufacturing facilities in which our products are made could be adversely affected by equipment failures, labor and raw material shortages, natural disasters, power failures, and numerous other factors;

•	differences in tumor procurement across sites may give us a suboptimal starting material;

•	it may be difficult to meet comparability standards across multiple CDMOs; and

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any adverse developments affecting manufacturing operations for our products may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls, or other interruptions in the supply of our products. We may also have to take inventory write-offs and incur other charges and expenses for products that fail to meet specifications, undertake costly remediation efforts, or seek more costly manufacturing alternatives.

Our OBX-115 product candidate comprises a live cell suspension of autologous TIL derived from the patient’s tumor that have been engineered to express mbIL15. As an autologous cell therapy, the manufacture of our OBX-115 product candidate involves complex processes, including tumor collection, tumor processing, pre-Rapid Expansion Protocol (“Pre-REP”), harvest and cryopreservation, LN2 storage, Pre-REP thaw, activation, transduction, Rapid Expansion Protocol (“REP”), harvest, and cryopreservation, LN2 storage, quality testing and release, LN2 shipment, clinical site receipt, thaw and patient administration. Our manufacturing process may be susceptible to product loss or failure due to logistical issues associated with collection of the patients’ tumor materials, shipping such material to the manufacturing site, shipping the final product back to the patient, and infusing the patient with the finished cell therapy product. Product loss or failure may also be caused by manufacturing issues associated with the variability in patient starting material, differences in tumor procurement across clinical sites, interruptions in the manufacturing process, contamination, equipment or utility failure, assay failures, improper installation or operation of equipment, vendor or operator error, GMP issues, inconsistency in cell growth, and variability in product characteristics. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions.

We may also make changes to our manufacturing processes at various points during development, for a number of reasons, such as improving process performance, introducing new raw materials, decreasing processing time, increasing manufacturing success rate, costs improvement, achieving scale, or other reasons. Such changes carry the risk that they will not achieve their intended objectives, and any of these changes could cause our product candidate to perform differently and affect the results of our ongoing or future clinical trials. In some circumstances, changes in the manufacturing process may require us to perform ex vivo comparability studies and to collect additional data from patients prior to undertaking more advanced clinical trials. For instance, changes in our process during the course of clinical development may require us to show the comparability of the product used in earlier clinical phases or at earlier portions of a trial to the product used in later clinical phases or later portions of the trial.

Risks Related to Government Regulation

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time-consuming, and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidate, our business will be materially harmed.

The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval, or maintain approval, may change during the course of a product candidate’s clinical development and may vary among jurisdictions. For example, the Oncology Center of Excellence within the FDA has advanced Project Optimus, which is an initiative to reform the dose optimization and dose selection paradigm in oncology drug development to emphasize selection of an optimal dose, which is a dose or doses that maximizes not only the efficacy of a drug but the safety and tolerability as well. This shift from the prior approach, which generally determined the maximum tolerated dose, may require sponsors to spend additional time and resources to further explore a product candidate’s dose-response relationship to facilitate optimum dose selection in a target population. Other recent Oncology Center of

Excellence initiatives have included Project FrontRunner, a new initiative with a goal of developing a framework for identifying candidate drugs for initial clinical development in the earlier advanced setting rather than for treatment of patients who have received numerous prior lines of therapies or have exhausted available treatment options; and Project Confirm, which is an initiative to promote the transparency of outcomes related to accelerated approvals for oncology indications and provide a framework to foster discussion, research, and innovation in approval and post-marketing processes, with the goal to enhance the balance. We are considering these and other policy changes as they relate to our programs.

We have not obtained regulatory approval for any of our product candidates. Neither we nor any future collaborator is permitted to market any biological product in the United States until we or the future collaborator receives regulatory approval of a BLA, from the FDA. It is possible that none of our current or future product candidates will ever obtain regulatory approval from the FDA or comparable foreign regulatory authorities.

Our current and future product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate has an acceptable risk-benefit profile in the proposed indication;

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we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that the facility in which a product candidate is manufactured meets standards designed to assure that the product candidate is safe, pure, and potent;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from clinical trials or preclinical studies;

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the data collected from clinical trials of our product candidate may not be sufficient to support the submission of a BLA to the FDA or regulatory submissions to comparable regulatory authorities to obtain regulatory approval in such jurisdiction; and

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the FDA or comparable foreign regulatory authorities may find deficiencies with or fail to approve our manufacturing processes or facility or the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies.

This lengthy approval process as well as the unpredictability of clinical trial results may result in our failing to obtain regulatory approval to market any product candidate we develop, which would significantly harm our business, results of operations, and prospects. The FDA and other comparable foreign authorities have substantial discretion in the approval process and in determining when or whether regulatory approval will be granted for any product candidate that we develop. Even if we believe the data collected from ongoing and future clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the FDA or any other regulatory authority.

In addition, even if we were to obtain approval, the FDA may approve any of our product candidates for fewer or more limited indications, or a more limited patient population, than we request, may grant approval contingent on the performance of costly clinical trials or other post-marketing requirements, or may approve a product candidate with a label that does not include the labeling claims we believe are necessary or desirable for the successful commercialization of such product candidates. Even if we obtain regulatory approval for our product candidate, we will be required to submit new or supplemental applications and obtain approval for certain changes to the approved product, product labeling, or manufacturing process and the FDA or comparable foreign regulatory authority may refuse to approve such applications or supplements.

In addition, the FDA or comparable foreign regulatory authorities may change their policies, promulgate additional regulations, revise existing regulations, or take other actions that may prevent or delay approval of our future products under development on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain approvals, increase the costs of compliance, or restrict our ability to maintain any marketing authorizations we may have obtained. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidate.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain, or deploy personnel, and substantial leadership, personnel and policy changes or otherwise, could prevent new or modified products from being developed, approved, or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Without the appropriation of adequate funding to federal agencies, our business operations related to our product development activities for the U.S. market could be impacted.

Disruptions at the FDA and other agencies, including substantial leadership, personnel, and policy changes, may also slow the time necessary for biological products or modifications to approved biological products to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. Changes and cuts in FDA staffing during 2025 have been seen as resulting in delays in the FDA’s responsiveness or in its ability to review IND submissions or marketing applications, issue regulations or guidance, or implement or enforce regulatory requirements in a timely fashion.

With the change in the U.S. presidential administration in 2025, there is substantial uncertainty as to the extent and manner in which the administration will continue to seek to modify or revise the requirements and policies of the FDA and other regulatory agencies with jurisdiction over our product candidates any products for which we obtain approval. This uncertainty could present new challenges and/or opportunities as we navigate development and approval of our product candidates. Additionally, the administration could issue or promulgate executive orders, regulations, policies or guidance that adversely affect us or create a more challenging or costly environment to pursue the development of new therapeutics candidates. Also, state governments may seek to address or react to changes at the federal level with changes to their regulatory frameworks in a manner that could impact our operations.

We may be required to suspend, repeat, or terminate our clinical trials if they are not conducted in accordance with regulatory requirements, the results are negative or inconclusive, or the trials are not well designed.

Clinical trials must be conducted in accordance with GCP requirements, which are regulations and guidelines enforced by the FDA, the competent authorities of the member states of the EEA, and comparable foreign regulatory authorities. Clinical trials are subject to oversight by the FDA, other foreign governmental agencies, and IRBs or ethical committees at the trial sites where the clinical trials are conducted. In addition, clinical trials must be conducted with product candidates manufactured in accordance with applicable cGMP requirements. Clinical trials may be suspended by the FDA, other foreign regulatory authorities, us, or by an IRB or ethics committee with respect to a particular clinical trial site, for various reasons, including:

•	deficiencies in the conduct of the clinical trials, including failure to conduct the clinical trial in accordance with regulatory requirements or trial protocols;

•	deficiencies in the clinical trial operations or trial sites;

•	unforeseen adverse side effects or the emergence of undue risks to trial subjects;

•	deficiencies in the trial design necessary to demonstrate efficacy;

•	the product candidate may not appear to offer benefits over current therapies; or

•	the quality or stability of the product candidate may fall below acceptable standards.

Even if we receive marketing approval of our product candidate, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expenses. If we fail to comply or experience unanticipated problems with our products, we may be subject to administrative and judicial enforcement, including monetary penalties, for non-compliance and our approved products, if any, could be deemed misbranded or adulterated and prohibited from continued distribution.

Any marketing approvals that we receive for any current or future product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or the conditions of approval, or contain requirements for potentially costly post-market testing and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require implementation of a REMS as a condition of approval of any product candidate, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves a product candidate, the manufacturing processes, quality control, labeling, packaging, distribution, tracking and tracing, adverse event and deviation reporting, storage, advertising, promotion, import and export, and record keeping for the product candidate will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP regulations and with GCP requirements for any clinical trials that we may conduct post-approval. Problems with our or our third-party manufacturers’ manufacturing processes or facilities, or failure to comply with regulatory requirements, may result in, among other things:

•	suspension of, or imposition of restrictions on, the marketing or manufacturing of the product, withdrawal of the product from the market, or product recalls;

•	adverse inspectional observations (FDA Form 483s), Warning Letters or Untitled Letters, or holds on clinical trials;

•	suspension of production or distribution;

•	product seizure or detention, monetary penalties, refusal to permit the import or export of the product, or placement on Import Alert; and

•	permanent injunctions and consent decrees including the imposition of civil or criminal penalties.

Given the nature of biological product manufacturing, there is a risk of contamination. Any contamination could materially adversely affect our ability to produce product candidates on schedule and could, therefore, harm our results of operations and cause reputational damage. Some of the raw materials and other components required in our manufacturing process are derived from biologic sources. Such raw materials are difficult to procure and may be subject to contamination or recall. A material shortage, contamination, recall or restriction on the use of biologically derived substances in the manufacture of our product or product candidates could adversely impact or disrupt the commercial manufacturing or the production of clinical material, which could materially and adversely affect our development and commercialization timelines and our business, financial condition, results of operations and prospects and could adversely affect our ability to meet our supply obligations.

Moreover, the FDA and the U.S. Department of Justice strictly regulate the promotional claims that may be made about drug and biological products. In particular, an approved product may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling, or off-label uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. The FDA has issued guidance on the factors that it will consider in determining whether a firm’s product communication is consistent with the FDA-required labeling for that product, and those factors contain complexity and potential for overlap and misinterpretation. A company that is found to have improperly promoted off-label uses of their products may be subject to significant civil, criminal, and administrative penalties.

The FDA and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay marketing approval of a product. We cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our products. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected.

In addition, if we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

While we intend to seek designations for our potential product candidates with the FDA and comparable foreign regulatory authorities that are intended to confer benefits such as a faster development process or an accelerated regulatory pathway, there can be no assurance that we will successfully obtain such designations. In addition, even if one or more of our potential product candidates are granted such designations, we may not be able to realize the intended benefits of such designations or maintain such designations.

The FDA and comparable foreign regulatory authorities offer certain designations for product candidates that are designed to encourage the research and development of product candidates that are intended to address conditions with significant unmet medical need. These designations may confer benefits such as additional interaction with regulatory authorities, a potentially accelerated regulatory pathway, and priority review.

OBX-115 has been granted Fast Track and RMAT designation from the FDA for the treatment of patients with unresectable or metastatic melanoma that is resistant ICI therapy. We may seek designations for other indications, or for future product candidates. However, there can be no assurance that we will successfully obtain such designations for any additional indications or future product candidates, or that we will be able to maintain the designations we have been granted. In addition, while such designations could expedite the development or approval process, they generally do not change the standards for approval. Even if we obtain such designations for one or more of our potential product candidates, there can be no assurance that we will realize their intended benefits. For example, we may seek fast track designation for additional indications or for our other potential product candidates. If a therapy is intended for the treatment of a serious or life-threatening condition and its nonclinical or clinical data demonstrates the potential to address unmet medical needs for this condition, the therapy sponsor may apply for Fast Track Designation. The FDA has broad discretion whether to grant this designation, so even if we believe a particular product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even if Fast Track Designation has been granted, we may not experience a faster development process, review or approval compared to conventional FDA procedures, and receiving a Fast Track Designation does not provide assurance of the product’s ultimate FDA approval. In addition, the FDA may withdraw Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program.

Additionally, we may seek a Breakthrough Therapy designation for some of our potential product candidates. A breakthrough therapy is defined as a therapy that is intended, alone or in combination with one or more other therapies, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the therapy may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For therapies that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Therapies designated as breakthrough therapies by the FDA may also be eligible for accelerated approval. Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our potential product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a breakthrough therapy designation for a product candidate may not result in a faster development process, review, or approval compared to therapies considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our potential product candidates qualify as breakthrough therapies, the FDA may later decide that such product candidates no longer meet the conditions for qualification.

In addition, we may seek a RMAT designation for additional indications or for our other potential product candidates. RMAT is defined as cell therapies, therapeutic tissue engineering products, human cell and tissue products, and combination products using any such therapies or products, with limited expectations. Gene therapies, including genetically modified cells that lead to a durable modification of cells or tissues may meet the definition of a regenerative medicine therapy. The RMAT program is intended to facilitate efficient development and expedite review of RMATs, which are intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition. A BLA for an RMAT may be eligible for priority review or accelerated approval through (1) surrogate or intermediate endpoints reasonably likely to predict long-term clinical benefit or (2) reliance upon data obtained from a meaningful number of sites. Benefits of such designation also include early interactions with the FDA to discuss any potential surrogate or intermediate endpoint to be used to support accelerated approval. A regenerative medicine therapy that is granted accelerated approval and is subject to post-approval requirements may fulfill such requirements through the submission of clinical evidence, clinical trials, patient registries, or other sources of real world evidence, such as electronic health records; the collection of larger confirmatory data sets; or post-approval monitoring of all patients treated with such therapy prior to its approval. RMAT designation is within the discretion of the FDA. Accordingly, even if we believe one of our potential product candidates meets the criteria for designation as a regenerative medicine advanced therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of RMAT designation for a product candidate may not result in a faster development process, review, or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our potential product candidates qualify as for RMAT designation, the FDA may later decide that the biological products no longer meet the conditions for qualification.

We may also seek rare pediatric disease designation for some of our potential product candidates. The FDA defines “rare pediatric disease” as a (i) serious or life-threatening disease in which the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years, including age groups often called neonates, infants, children, and adolescents; and (ii) a rare disease or condition within the meaning of the Orphan Drug Act. Designation of a product candidate as a product for a rare pediatric disease does not guarantee that a marketing application for such product candidate will meet the eligibility criteria for a rare pediatric disease priority review voucher (“PRV”), at the time the application is approved. Under the U.S. Federal Food, Drug, and Cosmetic Act (“FDCA”), we will need to request a rare pediatric disease PRV in our original marketing application for any eligible potential product candidates. The FDA may determine that a marketing application for any such product candidate, if approved, does not meet the eligibility criteria for a PRV. Vouchers for rare pediatric disease drugs are awarded for qualifying applications when the drug receives approval. Under current law, after September 30, 2029, the FDA may not award any rare pediatric disease priority review vouchers, although the FDA’s authority to do so could be extended by Congress in the future.

In the future, we may also seek approval of product candidates under the FDA’s accelerated approval pathway. A product may be eligible for accelerated approval if it is designed to treat a serious or life-threatening disease or condition and generally provides a meaningful advantage over available therapies upon a determination that the product candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality (“IMM”), that is reasonably likely to predict an effect on IMM or other clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as IMM. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new biologic over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval may be contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the biologic’s clinical benefit. In case of an accelerated BLA approval, FDA may mandate a Phase 4 clinical trial prior to full approval. Under the Food and Drug Omnibus Reform Act of 2022 (“FDORA”), the FDA is permitted to require, as appropriate, that a post-approval confirmatory study or studies be underway prior to approval or within a specified time period after the date of approval for a product granted accelerated approval.

FDORA also requires sponsors to send updates to the FDA every 180 days on the status of such studies, including progress toward enrollment targets, and the FDA must promptly post this information publicly. FDORA also gives the FDA increased authority to withdraw approval of a biologic granted accelerated approval on an expedited basis if the sponsor fails to conduct such studies in a timely manner, send the necessary updates to the FDA, or if such post-approval studies fail to verify the drug’s predicted clinical benefit. Under FDORA, the FDA is empowered to take action, such as issuing fines, against companies that fail to conduct with due diligence any post-approval confirmatory study or submit timely reports to the agency on their progress. There can be no assurance that the FDA would allow any of the product candidates we may develop to proceed on an accelerated approval pathway, and even if the FDA did allow such pathway, there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. Moreover, even if we received accelerated approval, any post-approval studies required to confirm and verify clinical benefit may not show such benefit, which could lead to withdrawal of any approvals we have obtained. Receiving accelerated approval does not assure that the product’s accelerated approval will eventually be converted to a traditional approval.

If the FDA determines that a product candidate offers a treatment for a serious condition and, if approved, the product would provide a significant improvement in safety or effectiveness, the FDA may designate the product candidate’s marketing application for priority review. A priority review designation means that the goal for the FDA to review an application is six months from the filing date, rather than the standard review period of ten months. We may request priority review for the product candidates that we develop. The FDA has broad discretion with respect to whether to grant priority review status to a product candidate, so even if we believe a particular product candidate is eligible for such designation or status, the FDA may decide not to grant it. Moreover, a priority review designation does not necessarily result in an expedited regulatory review or approval process or necessarily confer any advantage with respect to approval compared to conventional FDA procedures. Receiving priority review from the FDA does not guarantee approval within the six-month review cycle or at all.

In addition, in the European Union, we may seek to participate in the PRIority Medicines (“PRIME”), scheme for our potential product candidates. The PRIME scheme is intended to encourage development of products in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation, where the marketing authorization application will be made through the centralized procedure in the European Union. Products from small-and medium-sized enterprises may qualify for earlier entry into the

PRIME scheme than larger companies on the basis of compelling non-clinical data and tolerability data from initial clinical trials. Eligible products must target conditions for which there is an unmet medical need (no treatment option exists in the European Union or, they can offer a major therapeutic advantage over existing treatments). Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and accelerated marketing authorization application assessment once a dossier has been submitted. There is no guarantee, however, that our potential product candidates would be deemed eligible for the PRIME scheme and even if we do participate in the PRIME scheme, where during the course of development a product no longer meets the eligibility criteria, support under the PRIME scheme may be withdrawn. PRIME eligibility does not change the standards for product approval, and there is no assurance that any such designation or eligibility will result in expedited review or approval.

Risks Related to Commercialization

The commercial success of our product candidate or any future product candidates will depend upon the degree of market acceptance of such product candidates by physicians, patients, healthcare payors, and others in the medical community.

Our product candidate and any future product candidates may not be commercially successful. Even if our product candidate or any future product candidates receive regulatory approval, they may not gain market acceptance among physicians, patients, healthcare payors, or the medical community. The commercial success of our lead product candidate OBX-115 or any future product candidates will depend significantly on the broad adoption and use of the resulting marketed product by these individuals and organizations for approved indications. The degree of market acceptance of our products will depend on a number of factors, including:

•	demonstration of clinical efficacy and safety, including as compared to any more-established products;

•	the indications for which our product candidate or any future product candidates are approved, if any;

•	the limitation of our targeted patient population and other limitations or warnings contained in any FDA-approved labeling;

•	acceptance of a new drug for the relevant indication by healthcare providers and their patients;

•	the pricing and cost-effectiveness of our products, as well as the cost of treatment with our products in relation to alternative treatments and therapies;

•

our ability to obtain and maintain sufficient third-party coverage and adequate reimbursement from government healthcare programs, including Medicare and Medicaid, private health insurers, and other third-party payors;

•	the willingness of patients to pay all, or a portion of, out-of-pocket costs associated with our products in the absence of sufficient third-party coverage and adequate reimbursement;

•	any restrictions on the use of our products, and the prevalence and severity of any adverse effects;

•	potential product liability claims;

•	the timing of market introduction of our products as well as availability, safety, and efficacy of competitive drugs;

•	the effectiveness of our or any current or future collaborators’ sales and marketing strategies; and

•	unfavorable publicity relating to the product.

If our product candidate or any future product candidates is approved but does not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors, or patients, we may not generate sufficient revenue from that product and may not become or remain profitable. Our efforts to educate the medical community and third-party payors regarding the benefits of our products may require significant resources and may never be successful.

The market opportunities for any current or future product candidate we develop, if approved, may be limited to those patients who are ineligible for established therapies or for whom prior therapies have failed, and may be small.

Any revenue we are able to generate in the future from product sales will be dependent, in part, upon the size of the market in the United States and any other jurisdiction for which we gain regulatory approval and have commercial rights. If the markets or patient subsets that we are targeting are not as significant as we estimate, we may not generate significant revenues from sales of such products, even if approved. The number of patients who have the types of cancer or autoimmune diseases we are targeting may turn out to be lower than expected. Additionally, the potentially addressable patient population for our current or future product candidates may be limited, if and when approved. Even if we obtain significant market share for any product candidate, if and when approved, if the potential target populations are small, we may never achieve profitability without obtaining marketing approval for additional indications, including to be used as first- or second-line therapy.

Cancer therapies are sometimes characterized as first-line, second-line, or third-line, and the FDA often approves new therapies initially only for third-line use. When cancer is detected early enough, first-line therapy, usually chemotherapy, hormone therapy, surgery, radiation therapy or a combination of these, is sometimes adequate to cure the cancer or prolong life without a cure. Second- and third-line therapies are administered to patients when prior therapy is not effective. The number of patients who receive second- and third-line treatment is significantly smaller than the number of patients who receive first-line treatment, and the prognosis of patients who receive second- or third-line treatment is often poorer than that of patients who receive first-line treatment.

We may initially seek approval for any other product candidates we develop as second- or third-line therapies. If we do so, for those products that prove to be sufficiently beneficial, if any, we would expect potentially to seek approval as a first-line therapy, but there is no guarantee that any product candidate we develop, even if approved, would be approved for first-line therapy, and, prior to any such approvals, we may have to conduct additional clinical trials.

If approved, our product candidate that is regulated as a biological product, or biologic, may face competition from biosimilars approved through an abbreviated regulatory pathway.

The Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), established an abbreviated pathway for the approval of biosimilar and interchangeable biologics with an FDA-licensed reference biologic product. Under the BPCIA, a reference biological product is granted 12 years of non-patent data exclusivity from the time of first licensure of the product, and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still develop and receive approval of a competing biologic, so long as their BLA does not rely on the reference product or sponsor’s data and is not submitted as a biosimilar application. Certain changes and supplements to an approved BLA, and subsequent applications filed by the same sponsor, manufacturer, licensor, predecessor in interest, or other related entity do not qualify for the 12-year exclusivity period. The law is complex and any new policies or processes adopted by the FDA could have a material adverse effect on the future commercial prospects for our biological products.

We believe that any of the product candidates we develop that is approved in the United States as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider the subject product candidate to be a reference product for competing products, potentially creating the opportunity for biosimilar competition sooner than anticipated. Moreover, biosimilars compete with, and in some circumstances may be deemed under state law to be substitutable for, the previously approved reference product. The approval of a biosimilar of our product candidate could have a material adverse impact on our business due to increased competition and pricing pressure. It is also possible that payors will give reimbursement preference to biosimilars over reference biological products, even absent a determination of interchangeability.

Laws and regulations outside the United States differ, including the length and extent of patent and exclusivity protection and pathways for competition to enter the market. Other countries may have significantly shorter or longer periods of exclusivity. In addition, other countries may have different standards in determining similarity to a reference biological product. Any market entry of competing products to our product candidate in these other regions could adversely affect our business in those regions.

To the extent that we do not receive any anticipated periods of regulatory exclusivity for our current product candidate or any future product candidates it could adversely affect our business, financial condition, results of operations and prospects.

We currently have no marketing and sales organization and have no experience as a company in marketing products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, if approved, we may not be able to generate product revenue.

We currently have no sales, marketing or distribution capabilities and have no experience in marketing products. We intend to develop an in-house marketing organization and sales force, which will require significant capital expenditures, management resources and time. We will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel.

If we are unable or decide not to establish internal sales, marketing and distribution capabilities, we will pursue arrangements with third-party sales, marketing and distribution collaborators regarding the sales and marketing of our products, if approved. However, there can be no assurance that we will be able to establish or maintain such arrangements on favorable terms or if at all, or if we are able to do so, that these third-party arrangements will provide effective sales forces or marketing and distribution capabilities. Any revenue we receive will depend upon the efforts of such third parties, which may not be successful. We may have little or no control over the marketing and sales efforts of such third parties and our revenue from product sales may be lower than if we had commercialized our product candidates ourselves. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates. If we are not successful in commercializing any approved products, our future product revenue will suffer and we may incur significant additional losses.

There can be no assurance that we will be able to develop in-house sales and distribution capabilities or establish or maintain relationships with third-party collaborators to commercialize any product in the United States, Canada or overseas. Any failure or delay in the development of our internal or a third parties’ sales, marketing and distribution capabilities would adversely impact the commercialization of our product candidates.

Off-label use or misuse of our product candidate may harm our reputation in the marketplace or result in injuries that lead to costly product liability suits.

If our product candidate OBX-115 or any future product candidates are approved by the FDA, we may only promote or market such product candidates in a manner consistent with their FDA-approved labeling. We will train our marketing and sales force against promoting our product candidates for uses outside of the approved indications for use, known as “off-label uses.” We cannot, however, prevent a physician from using our product candidates off-label, when in the physician’s independent professional medical judgment he or she deems it appropriate. Furthermore, the use of our product candidates for indications other than those approved by the FDA may not effectively treat such conditions. Any such off-label use of our product candidates could harm our reputation in the marketplace among physicians and patients. There may also be increased risk of injury to patients if physicians attempt to use our product candidates for these uses for which they are not approved, which could lead to product liability suits that might require significant financial and management resources and that could harm our reputation.

If we or any third-party manufacturer we engage now or in the future fails to comply with environmental, health, and safety laws and regulations, we could become subject to fines or penalties or incur costs or liabilities that could have a material adverse effect on our business.

We and third-party manufacturers we engage now are, and any third-party manufacturer we may engage in the future will be, subject to numerous environmental, health, and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment, and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and waste. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain general liability insurance as well as workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities.

In addition, we may incur substantial costs in order to comply with current or future environmental, health, and safety laws and regulations. These current or future laws and regulations may impair our research, development, or commercialization efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties, or other sanctions.

Further, with respect to the operations of our current and any future third-party contract manufacturers, it is possible that if they fail to operate in compliance with applicable environmental, health, and safety laws and regulations or properly dispose of wastes associated with our products, we could be held liable for any resulting damages, suffer reputational harm, or experience a disruption in the manufacture and supply of our product candidate or products. In addition, our supply chain may be adversely impacted if any of our third-party contract manufacturers become subject to injunctions or other sanctions as a result of their non-compliance with environmental, health, and safety laws and regulations.

Risks Related to Our Intellectual Property

Our ability to compete may decline if we do not adequately protect our proprietary rights.

Our commercial success depends, in part, on obtaining and maintaining patents and other forms of intellectual property rights for our technology, including product candidates (including clinical product candidates and preclinical product candidates), methods used to produce, purify, and manufacture those product candidates, and methods of utilizing the product candidates, including methods for treating patients, among other aspects of our technology or on licensing-in such rights. Failure to protect or to obtain, maintain, or extend adequate patent and other intellectual property rights could materially adversely affect our ability to develop and market our product candidates or future product candidates.

Our strategy depends in part on our ability to identify and seek patent protection for our discoveries. The patent prosecution process is time-consuming and expensive, and we and our current or future licensors, licensees, or collaborators may not be able to prepare, file, and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner in all jurisdictions where protection may be commercially advantageous. It is also possible that we or our current or future licensors, licensees, or collaborators will fail to identify patentable aspects of inventions made in the course of development activities before it is too late to obtain patent protection on them.

The standards which the USPTO and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change in the future. There is also no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable. The laws of some foreign countries do not protect proprietary information to the same extent as the laws of the United States. Outside the United States, patent protection must be sought in individual jurisdictions, further adding to the cost and uncertainty of obtaining adequate patent protection outside of the United States. Accordingly, the issuance, scope, validity, enforceability, and commercial value of our and our current or future licensors’, licensees’, or collaborators’ current and future patent rights are highly uncertain. We cannot predict whether additional patents protecting our technology will issue in the United States or in foreign jurisdictions, or whether any patents that do issue will have claims of adequate scope to provide a competitive advantage. Our and our current or future licensors’, licensees’, or collaborators’ pending and future patent applications may not result in patents being issued which protect our product candidates or other technology, in whole or in part, or which effectively prevent others from commercializing competitive products and technology. The patent examination process may require us or our current or future licensors, licensees, or collaborators to narrow the scope of the claims of our or our current or future licensors’, licensees’, or collaborators’ pending and future patent applications, which may limit the scope of patent protection that may be obtained.

We cannot confirm that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, or have issued and even if such patents cover a product candidate, and/or other technologies, third parties may initiate an adversarial proceeding including opposition, interference, re-examination, post-grant review, inter partes review, litigation, nullification, or derivation action before patent offices or in court, or similar proceedings challenging the validity, enforceability, or scope, inventorship, or ownership of such patents, which may result in the patent claims being narrowed, invalidated, or held unenforceable or unavailable to us.

Patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after the filing of the first priority application, or in some cases not at all, and publications of discoveries in scientific literature lag behind actual discoveries. As such, we cannot be certain that we were the first to make the inventions claimed in our issued patents or pending patent applications, or that we were the first to file for protection of the inventions set forth in our patents or patent applications. As a result, we may not be able to obtain or maintain protection for certain inventions. Therefore, the enforceability and scope of our patents in the United States and in foreign countries cannot be predicted with certainty and, as a result, any patents that we own or license may not provide sufficient protection against competitors. We may not be able to obtain or maintain patent protection from our pending patent applications, from those we may file in the future, or from those we may license from third parties. Moreover, even if we are able to obtain patent protection, such patent protection may be of insufficient scope to achieve our business objectives.

In addition, changes in, or different interpretations of, patent laws in the United States and other countries may permit others to use our discoveries or to develop and commercialize our technology and products without providing any notice or compensation to us or may limit the scope of patent protection that we or our licensors are able to obtain. The laws of some countries do not protect intellectual property rights to the same extent as U.S. laws and those countries may lack adequate rules and procedures for defending our intellectual property rights.

Finally, our and our current and future licensors’, licensees’ or collaborators’ patent applications cannot be enforced against third parties practicing the claimed technology in such applications unless and until a patent issues from such application(s), and then only to the extent the issued claims cover the technology in the relevant jurisdiction, and, if applicable, until the patent survives an opposition, interference, re-examination, inter partes review, and the like with claims that continue to cover the technology.

We will not seek to protect our intellectual property rights in all jurisdictions throughout the world and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

Filing, prosecuting, and defending patents on our product candidate or any future product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States, assuming that rights are obtained in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. As such, we will not file for patent protection in all national and regional jurisdictions in the world where such protection may be available.

Accordingly, competitors may use our and our existing or future licensors’, licensees’, or collaborators’ technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we and our existing or future licensors, licensees, or collaborators have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidate or other technologies, and our and our existing or future licensors’, licensees’, or collaborators’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Patent protection must be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries. In addition, the legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, and the requirements for patentability differ, in varying degrees, from country to country, and the laws of some foreign countries do not protect intellectual property rights, including trade secrets, to the same extent as federal and state laws of the United States. As a result, many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. Such issues may make it difficult for us to stop the infringement, misappropriation, or other violation of our intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. In those countries, we may have limited remedies if patents are infringed or if we are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license. Similarly, if our trade secrets are disclosed in a foreign jurisdiction, competitors worldwide could have access to our proprietary information and we may be without satisfactory recourse. Such disclosure could have a material adverse effect on our business. Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws.

Furthermore, proceedings to enforce our patent rights and other intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuit that we initiate, and the damages or other remedies awarded to us, if any, may not be commercially meaningful, while the damages and other remedies we may be ordered to pay such third parties may be significant. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Issued patents covering our product candidates and related technology could be found invalid or unenforceable if challenged in court or before a patent office.

Issued patents may be challenged, narrowed, invalidated, or circumvented. We may from time to time need to resort to litigation (or other adversarial proceedings) to enforce or defend any patents or other intellectual property right owned by or licensed to us, or to determine or challenge the scope or validity of patents or other intellectual property rights of third parties. As enforcement of intellectual property rights is difficult, unpredictable, and expensive, we may fail in enforcing our rights—in which case our competitors may be permitted to use our technology without being enjoined, required to pay us any license fees, or compensate us for lost profits or reasonable royalty. In addition, litigation involving our patents carries the risk that one or more of our patents will be held invalid (in whole or in part, on a claim-by-claim basis) or held unenforceable. Such an adverse court ruling could allow third parties to commercialize technology covered by our patents we seek to enforce, such as those covering our product candidates and related methods, among other technologies, and then compete directly with us, without payment to us.

If we were to initiate legal proceedings against a third party to enforce a patent covering our product candidates or other technologies, the defendant could counterclaim that our patent is invalid and/or unenforceable, which is commonplace in patent litigation in the United States and in other foreign jurisdictions. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements for patentability, for example, lack of utility, novelty, obviousness, non-enablement, or lack of written description or as constituting unpatentable subject matter. Grounds for an unenforceability assertion could be an allegation that someone substantively involved in prosecution of the patent withheld but-for material information from the USPTO or engaged in affirmatively egregious misconduct, during prosecution, with a specific intent to deceive the USPTO.

The outcome following legal assertions of invalidity and unenforceability during patent litigation (or other adversarial proceedings) is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we could lose at least part, and perhaps all, of the patent protection on our product candidate or other technology. Such a loss of patent protection could have a material adverse impact on our business. Even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives. Patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without infringing our patents or other intellectual property rights.

If we are unsuccessful in defending against claims by competitors or others that we are infringing upon their intellectual property rights, our business could be materially harmed.

Our commercial success will depend, in part, on our ability to operate without infringing the proprietary rights of third parties. Other entities may have or obtain patents or other proprietary rights that could limit our ability to make, use, sell, offer for sale, or import a product candidate, a future approved product, or impair our competitive position. There may be issued patents and/or pending patent applications held by third parties that could be alleged as covering our product candidate, irrespective of the merits. Although we believe that these patents are not infringed, and/or are invalid and/or unenforceable, if a court should find that they cover our product candidates and we are unable to invalidate such patents, or if licenses for them are not available or on commercially reasonable terms, our business could be harmed, perhaps materially.

We believe that if such patents or patent applications were asserted against us, we would have counterclaims and defenses against such claims, including non-infringement, the affirmative defense of safe harbor designed to protect activity undertaken to obtain federal regulatory approval of a cell therapy, including under 35 U.S.C. § 271(e) and similar foreign exceptions to infringement, and defenses concerning patent invalidity and/or unenforceability. However, if such counterclaims and defenses are not successful and such patents are successfully asserted against us such that they are found to be valid and enforceable, and infringed, unless we obtain a license to such patents, which may not be available or on commercially reasonable terms or at all, we could be prevented from continuing to develop or commercialize our product candidate. We could also be required to pay substantial damages. We cannot confirm that we will ultimately prevail if any such third-party intellectual property is asserted against us.

In the biotechnology industry, significant litigation and other proceedings regarding patents, patent applications, trademarks, and other intellectual property rights have become commonplace. The types of situations in which we may become a party to such litigation or proceedings include:

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we or our collaborators may initiate litigation or other adversarial proceedings against third parties seeking to invalidate the patents held by those third parties or to obtain a judgment that our products or processes do not infringe those third parties’ patents;

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if our competitors file patent applications that claim technology also claimed by us or our licensors, we or our licensors may be required to participate in interference, opposition, or other proceedings to determine the priority of invention, which could jeopardize our patent rights and potentially provide a third party with a dominant patent position;

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if third parties initiate litigation claiming that our processes or products infringe their patent or other intellectual property rights, we and our collaborators will need to defend against such proceedings; and

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if a license to necessary technology is terminated, the licensor may initiate litigation claiming that our processes or products infringe or misappropriate their patent or other intellectual property rights and/or that we breached our obligations under the license agreement, and we and our collaborators would need to defend against such proceedings.

These lawsuits (or other adversarial proceedings) would be costly and could affect our results of operations and divert the attention of our management and scientific personnel. The cost of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the cost of such litigation and proceedings more effectively than we can because of their substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

In addition, if the breadth or strength of protection provided by our or our present or future licensors’, collaborators’, or partners’ patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop, or commercialize current or future product candidates. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Third-party intellectual property right holders, including our competitors, may actively bring infringement claims against us. We may not be able to successfully settle, license (including on commercially acceptable terms), or otherwise resolve such potential infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage or continue costly, unpredictable, and time-consuming litigation and may be prevented from or experience substantial delays in marketing any approved products. If we fail in any such dispute, in addition to being forced to potentially pay damages, we or our collaborators may be temporarily or permanently prohibited from commercializing our product candidates that are held to be infringing or be forced to redesign product candidates so that we no longer infringe the third-party’s intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business, research, and development.

The biotechnology industry has produced a significant number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform or predictable. If we are sued for patent infringement, we would need to demonstrate that our products or methods either do not infringe the patented claims of the relevant patent or that the patented claims are invalid, and we may not be able to do this. Proving invalidity can be difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and divert management’s time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action, or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully, or have infringed patents declared invalid, we may incur substantial monetary damages, encounter significant delays in bringing our product candidate to market, and be precluded from manufacturing or selling our product candidates.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent which might adversely affect our ability to develop and market our products.

It is also possible that in our evaluation of third-party intellectual property, we failed to identify relevant patents or applications. We cannot guarantee that any of our patent searches or analyses, including but not limited to the identification of relevant patents, the scope of patented claims, or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our product candidate in any jurisdiction.

The scope of a patented claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our product candidate. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products.

For example, U.S. applications filed before November 29, 2000 and certain U.S. applications filed after that date that will not be filed outside the United States remain confidential until the patent issues. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Furthermore, we operate in a highly competitive field, and given our limited resources, it is unreasonable to monitor all patent applications purporting to claim broad coverage in the areas in which we are active. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our product candidate or related technology. We cannot predict whether third parties will be able to successfully obtain claims or the breadth of such claims.

We may become involved in lawsuits involving our intellectual property, including patents, to protect or enforce our patents, which could be expensive, time consuming, and unsuccessful.

We may become a party to litigation and other adversarial proceedings or disputes involving intellectual property in the US and in other jurisdictions. Such litigation (or other adversarial proceedings or disputes) include instances where we are asserting our intellectual property against third parties, or we are defending against an allegation of infringement. Even if such litigation (or other adversarial proceedings or disputes) is resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there will be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, this could have a substantial adverse effect on the price of our common shares. Such litigation or proceedings and the legal costs associated with them, could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

If we fail to comply with our obligations under our intellectual property licenses with third parties, we could lose license rights that are important to our business.

We are currently party to intellectual property license agreements. These license agreements impose, and we expect that future license agreements may impose, various obligations on us. For example, we have entered into patent and know-how license agreements with the Board of Regents of The University of Texas System that grant us the right to use certain technologies related to our clinical product candidates and related methods. If we fail to comply with our obligations under the licenses, the licensor may have the right to terminate their respective license agreements, in which event we might not be able to market any product that is covered by the agreements. Termination of the license agreements or reduction or elimination of our licensed rights may result in our having to negotiate new or reinstated licenses with less favorable terms, which could adversely affect our competitive business position and harm our business.

We have rights in some intellectual property that have been discovered through United States government funded programs and thus are subject to federal regulations such as “march-in” rights, certain reporting requirements, and a preference for U.S. industry.

We have rights in some intellectual property that was developed through U.S. government funded programs and thus are subject to federal regulations such as “march-in” rights, certain reporting requirements, and a preference for U.S. industry. For example, some of the intellectual property rights licensed to us under our M.D. Anderson License Agreement were generated using U.S. government funds. As a result, the U.S. government has certain rights to intellectual property embodied in certain current or future products pursuant to the Bayh-Dole Act of 1980. These U.S. government rights in certain inventions developed under government-funded programs include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right to require us to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third party if the government determines that: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs; or (iii) government action is necessary to meet requirements for public use under federal regulations (also referred to as “march-in rights”). The U.S. government also has the right to take title to these inventions if the applicable licensor fails to disclose the invention to the government, elect title, and file an application to register the intellectual property within specified time limits. In addition, the U.S. government may acquire title to these inventions in any country in which a patent application is not filed within specified time limits. Intellectual property generated under U.S. government-funded programs is also subject to certain reporting requirements, compliance with which may require us, or the applicable licensor, to expend substantial resources. In addition, the U.S. government requires that any products embodying the subject invention or produced through the use of the subject invention be manufactured substantially in the U.S. This requirement can be waived if the owner of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that, under the circumstances, domestic manufacture is not commercially feasible. This preference for U.S. manufacturing may limit our ability to license the applicable patent rights on an exclusive basis under certain circumstances.

We may be unsuccessful in licensing or acquiring third-party intellectual property that may be required to develop and commercialize our product candidate.

We have rights, through patents that we have in-licensed or own, to the intellectual property to develop our product candidates. Because our programs may involve additional product candidates that may require the use of intellectual property or proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire, in-license, or use such intellectual property and proprietary rights of others. We may be unable to acquire or in-license any third-party intellectual property or proprietary rights or to do so on commercially reasonable terms. For example, we sometimes collaborate with public or private academic institutions to accelerate our research or development under written agreements with these institutions. Typically, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the strategic collaboration. Regardless of such option, we may be unable to negotiate a license within the specified time frame or under terms that are acceptable to us, and the institution may license such intellectual property rights to third parties, potentially blocking our ability to pursue our development and commercialization plans. The same situation may occur with a present or future development partner.

The licensing and acquisition of third-party intellectual property and proprietary rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property and proprietary rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size and greater capital resources and development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license intellectual property and proprietary rights to us.

If we are unable to successfully acquire or in-license rights to required third-party intellectual property and proprietary rights or maintain our intellectual property and proprietary rights, we may have to cease development of the relevant program, product, or product candidate, which could have a material adverse effect on our business.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign patent offices require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent prosecution and post grant or issuance. We employ reputable law firms and other professionals to help us comply. Additionally, periodic maintenance fees, renewal fees, annuity fees, and various other governmental fees on patents and/or patent applications will be due to the USPTO and various foreign patent offices at various points over the lifetime of our patents and/or patent applications. We rely on our outside counsel or our agents to pay these fees when due. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with rules applicable to the particular jurisdiction. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees, and failure to properly legalize and submit formal documents. If such an event were to occur, it could have a material adverse effect on our business.

In addition, we may be responsible for the payment of patent fees for patent rights that we license from third parties. If any licensor of these patents does not itself elect to make these payments, and we fail to do so, we may be liable to the licensor for any costs and consequences of any resulting loss of patent rights. If we or our existing or future licensors fail to maintain the patents and patent applications covering our product candidates, our competitors might be able to enter the market, which would have an adverse effect on our business.

If we do not obtain protection under the Hatch-Waxman Amendments and similar foreign legislation for extending the term of patents covering each of our product candidates, our business may be materially harmed.

Patents typically have a limited lifespan. In the United States and in most ex-U.S. jurisdictions, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest non-provisional filing date, not including potential patent term extensions or adjustments that may be available in the United States, and under comparable laws applicable outside the United States, where certain conditions are met. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired for a product candidate, we may be open to competition from competitive cell therapies. Given the amount of time required for the development, testing, and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours, causing our revenue from applicable products to be reduced, possibly materially, and potentially harming our ability to recover our investment in such product or obtain a reasonable return on that investment.

Depending upon the timing, duration, and conditions of FDA marketing approval of our product candidates or any future product candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Amendments”). The Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during the FDA regulatory review process. However, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents, or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for that product will be shortened and our competitors may obtain approval to market competing products sooner. As a result, our revenue from applicable products could be reduced, possibly materially.

We may be subject to claims by third parties asserting that our employees or we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

As is common in the biotechnology and pharmaceutical industries, we employ individuals who were previously or are concurrently employed at other biotechnology or pharmaceutical companies, universities, and/or research institutions and the like, including our competitors or potential competitors. We may be subject to claims that these employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former or concurrent employers, or that patents and applications we have filed to protect inventions of these employees, even those related to our product candidate, are rightfully owned by their former or concurrent employer.

Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products. Such a license may not be available or on commercially reasonable terms or at all.

Any trademarks we have obtained or may obtain may be infringed or successfully challenged, resulting in harm to our business.

We expect to rely on trademarks as one means to distinguish our product candidates that are approved for marketing from the products of our competitors. However, our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversions of resources and could adversely affect our business, financial condition, and growth prospects.

In addition, any proprietary name we propose to use with any product candidates in the United States must be approved by the FDA, regardless of whether we have registered it or applied to register it as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of the potential for confusion with other product names. If the FDA objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify an alternate proprietary product name that would qualify under applicable trademark laws, not infringe the existing rights of third parties, and be acceptable to the FDA.

Risks Related to Healthcare, Insurance and Legal Matters

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of our product candidate.

We face an inherent risk of product liability exposure related to the testing of our product candidate in human trials and may face greater risk if we commercialize any products that we develop. Product liability claims may be brought against us by subjects enrolled in our trials, patients, healthcare providers, or others using, administering, or selling our products. If we cannot successfully defend ourselves against such claims, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidate we may develop;

•	withdrawal of trial participants;

•	termination of clinical trial sites or entire trial programs;

•	injury to our reputation and significant negative media attention;

•	initiation of investigations by regulators;

•	significant time and costs to defend the related litigation;

•	substantial monetary awards to trial subjects or patients;

•	diversion of management and scientific resources from our business operations; and

•	the inability to commercialize any product candidates that we may develop.

While we currently hold product liability insurance coverage for clinical trials consistent with industry standards, the amount of coverage may not adequately cover all liabilities that we may incur. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. We intend to expand our insurance coverage for products to include the sale of commercial products if we obtain marketing approval for our product candidate, but we may be unable to obtain commercially reasonable product liability insurance. A successful product liability claim or series of claims brought against us, particularly if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business and financial condition.

The successful commercialization of our product candidate or any future product candidates, if approved, will depend in part on the extent to which governmental authorities and health insurers establish coverage, adequate reimbursement levels, and favorable pricing policies. Failure to obtain or maintain coverage and adequate reimbursement for our products could limit our ability to market those products and decrease our ability to generate revenue.

The availability of coverage and the adequacy of reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers, and other third-party payors are essential for most patients to be able to afford prescription medications such as our product candidate or any future product candidates, if approved. Our ability to achieve coverage and acceptable levels of reimbursement for our products by third-party payors will have an effect on our ability to successfully commercialize those products. Accordingly, we will need to successfully implement a coverage and reimbursement strategy for any approved product candidate. Even if we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. For more information, see the section of this information statement/prospectus entitled “Information Regarding Obsidian—Coverage, Pricing and Reimbursement” beginning on page 257 of this information statement/prospectus.

If we participate in the Medicaid Drug Rebate Program or other governmental pricing programs, in certain circumstances, our products would be subject to ceiling prices set by such programs, which could reduce the revenue we may generate from any such products. Participation in such programs would also expose us to the risk of significant civil monetary penalties, sanctions, and fines should we be found to be in violation of any applicable obligations thereunder.

Third-party payors increasingly are challenging prices charged for biopharmaceutical products and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs when an equivalent generic drug or a less expensive therapy is available. It is possible that a third-party payor may consider our products as substitutable and offer to reimburse patients only for the less expensive product. Even if we are successful in demonstrating improved efficacy or improved convenience of administration with our products, pricing of existing drugs may limit the amount we will be able to charge for our products. These payors may deny or revoke the reimbursement status of a given product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in product development. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our products and may not be able to obtain a satisfactory financial return on products that we may develop.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs will be covered. Some third-party payors may require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse healthcare providers who use such therapies. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidate or any future product candidates.

Obtaining and maintaining reimbursement status is time-consuming, costly, and uncertain. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs. However, no uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Furthermore, rules and regulations regarding reimbursement change frequently, and, in some cases, at short notice, and we believe that changes in these rules and regulations are likely. For products administered under the supervision of a physician (including products administered in the clinical setting), obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the administration of the product, or the treatment or procedure in which the product is used may not be available, which may impact physician utilization.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe and other countries has and will continue to put pressure on the pricing and usage of our product candidate or any future product candidates, if approved in these jurisdictions. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our products. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our products. We expect to experience pricing pressures in connection with the sale of any of our products due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, and prescription drugs, surgical procedures, and other treatments in particular, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Government authorities currently impose mandatory discounts for certain patient groups, such as Medicare and Medicaid beneficiaries, and may seek to increase such discounts at any time. Future regulation may negatively impact the price of our products, if approved. We cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. In addition, the U.S. Supreme Court’s June 2024 decision to overturn established case law giving deference to regulatory agencies’ interpretations of ambiguous statutory language has introduced uncertainty regarding the extent to which the FDA’s regulations, policies and decisions may become subject to increasing legal challenges, delays and/or changes. If we are slow or unable to adapt to changes to existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, our product candidate may lose any marketing approval that may have been obtained and we may not achieve or sustain profitability, which would adversely affect our business.

We are subject to various U.S. federal, state, and foreign healthcare laws and regulations, which could increase compliance costs, and our failure to comply with these laws and regulations could harm our reputation, subject us to significant fines and liability, or otherwise adversely affect our business.

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations, and customers may expose us to broadly applicable foreign, federal, and state fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, and plan to market, sell, and distribute any products for which we obtain regulatory approval. In particular, the research of our product candidates, as well as the promotion, sales and marketing of our product candidates is subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials. For more information about the applicable federal, state and foreign healthcare laws and regulations that may affect our ability to operate, see the section of this information statement/prospectus entitled “Information Regarding Galera—Government Regulation—Other U.S. Healthcare Laws and Compliance Requirements” beginning on page 201 of this information statement/prospectus.

Efforts to ensure that our current and future business arrangements with third parties will comply with applicable healthcare and privacy laws and regulations will involve ongoing substantial costs. It is possible that governmental authorities will conclude that our business practices, including certain agreements we have entered into with physicians who are paid, in part, in the form of stock or stock options, may not comply with current or future statutes, regulations, or case law involving applicable fraud and abuse or other healthcare laws and regulations. Due to the breadth of these laws, the narrowness of statutory exceptions and regulatory safe harbors available, and the range of interpretations to which they are subject, it is possible that some of our current or future practices might be challenged under one or more of these laws. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant penalties, including civil, criminal, and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government-funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of our operations. Defending against any such actions can be costly and time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business are found not to be in compliance with applicable laws or regulations, they may be subject to significant criminal, civil, or administrative sanctions, including exclusions from government-funded healthcare programs. If any of the above occur, our ability to operate our business and our results of operations could be adversely affected.

Current and future healthcare reform legislation or regulation may increase the difficulty and cost for us to obtain coverage for and commercialize our product candidate or any future product candidates and may adversely affect the prices we may set.

In the United States and some foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system, including cost-containment measures that may reduce or limit coverage and reimbursement for newly approved drugs and affect our ability to profitably sell our product candidate or any future product candidates for which we obtain regulatory approval. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, the Inflation Reduction Act of 2022 (“IRA”) includes several provisions that will impact our business to varying degrees, including provisions that allow the U.S. government to negotiate Medicare Part B and Part D pricing for certain high-cost drugs and biologics without generic or biosimilar competition, among others. Our lead product candidate, OBX-115, is being developed in indications that may rely on Medicare reimbursement. Accordingly, these price-negotiation provisions may have a negative impact on our future revenue and profits. Further, the IRA also imposed rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation.

The One Big Beautiful Bill Act of 2025 (the “OBBBA”), also included significant reforms to Medicaid, including an estimated $1 trillion in reduced federal Medicaid spending from 2025 through 2034, the imposition of work requirements for certain adult enrollees, more frequent eligibility redeterminations, and increased cost-sharing for beneficiaries. These changes are expected to reduce overall Medicaid enrollment and access to care. Although the effect on our business is currently unknown, any decrease in the number of insured patients or reimbursement levels for our products could adversely affect our revenue and commercial prospects.

For more information, see the section of this information statement/prospectus entitled “Information Regarding Galera—Government Regulation—Healthcare Reform” beginning on page 203 of this information statement/prospectus.

Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, financial condition, results of operations, and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidate and any future product candidates, if approved, or put pressure on our product pricing, which could negatively affect our business, financial condition, results of operations, and prospects.

We expect that these existing laws and other federal and state healthcare reform measures that may be adopted in the future may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies, and additional downward pressure on the price that we receive for any approved product. Reductions in reimbursement levels may negatively impact the prices we receive or the frequency with which our potential products are prescribed or administered. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product candidate or any future product candidates, if approved.

Failure to comply with laws and regulations related to the protection of research subjects could result in fines, penalties, and litigation, and have a material adverse effect upon our business.

We may be subject to regulation under international, federal, state, and local laws and regulations relating to the protection of research subjects. Federally funded human-subject research in the United States, including the collection of identifiable human biospecimens, is governed by 45 CFR Part 46, also known as the Health and Human Services Policy for Protection of Human Research Subjects or the “Common Rule.” Use of biospecimens in certain other research is subject to FDA regulations for the Protection of Human Subjects and Institutional Review Boards at 21 CFR Parts 50 and 56. While we believe that we are in compliance with these laws, we may not be aware of all such laws or may fail to properly audit and identify gaps in compliance. Similarly, we may find errors in our product candidate and processes and may fail to properly match the compliance requirements of our researchers to the compliance requirements of our suppliers. Failure of our company or our suppliers to comply with international, federal, state, and local laws and regulations could subject us to denial of the right to conduct business, fines, criminal penalties, and/or other enforcement actions which could have a material adverse effect on our business.

Risks Related to Employee Matters and Managing Growth

Our ability to develop product candidates and our future growth depends on attracting, hiring, and retaining our key personnel and recruiting additional qualified personnel. If we are not successful in attracting, motivating, and retaining highly qualified personnel, we may not be able to successfully implement our business strategy. Additionally, we will need to grow the size of our organization, and we may experience difficulties in managing this growth.

We are highly dependent on members of our executive team. The loss of the services of any of them may adversely impact the achievement of our objectives. The loss of services of any of these individuals could delay or prevent the successful development of our product candidate, completion of our planned clinical trials, or the commercialization of our product candidate and any future product candidates.

Our success also depends upon the continued contributions of our key management and scientific personnel, many of whom have been instrumental for us and have substantial experience with developing therapies, identifying potential product candidates, and building the technologies related to the clinical development of our product candidate. Historically, we have experienced significant turnover in our research and development workforce and have operated with a limited team of scientific and technical personnel. Given the specialized nature of engineered TIL technology and our approach, there is an inherent scarcity of experienced personnel in these fields. As we continue developing our product candidate in our pipeline, we will require personnel with medical, scientific, or technical qualifications specific to each program. The loss of key personnel, in particular our scientists, would delay our research and development activities. Despite our efforts to retain valuable employees, members of our team may terminate their employment with us on short notice. The competition for qualified personnel in the biotechnology and biopharmaceutical industries is intense, and our future success depends upon our ability to attract, retain, and motivate highly skilled scientific, technical, and managerial employees. We face competition for personnel from other companies, universities, public and private research institutions, and other organizations. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached legal obligations, resulting in a diversion of our time and resources and, potentially, damages. In addition, job candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If the perceived benefits of our stock awards decline, it may harm our ability to recruit and retain highly skilled employees. If our recruitment and retention efforts are unsuccessful in the future, it may be difficult for us to implement our business strategy, which would have a material adverse effect on our business.

As our development plans and strategies develop, and as we continue operating as a public company, we expect to need additional managerial, operational, marketing, sales, financial, and other personnel. Future growth would impose significant added responsibilities on members of management, including:

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managing our internal development efforts effectively, including the clinical and FDA review process for our current product candidates and any future product candidates we develop, while complying with our contractual obligations to contractors and other third parties; and

•	improving our operational, financial, and management controls, reporting systems, and procedures.

Our future financial performance and our ability to advance development of and, if approved, commercialize our current product candidates and any future product candidates we develop will depend, in part, on our ability to effectively manage any future growth, and our management may have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part, on certain independent organizations, advisors, and consultants to provide certain services. We cannot assure you that the services of independent organizations, advisors, and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed, or terminated, and we may not be able to obtain marketing approval of any current or future product candidates or otherwise advance our business. We cannot assure you that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our current product candidates and any future product candidates we develop and, accordingly, may not achieve our research, development and commercialization goals.

Other General Risks

If the Galera merger and the Obsidian merger, taken together, do not qualify as a transaction described in Section 351 of the Code (or, in the case of the Obsidian stockholders, if the Obsidian merger, by itself, does not qualify as a reorganization within the meaning of Section 368(a) of the Code), Obsidian stockholders may recognize substantial taxable gain as a result of the mergers, and may be required to pay substantial additional U.S. federal income taxes, in the taxable year in which the transactions occur.

The Galera merger and the Obsidian merger, taken together, are intended to qualify as a transaction described in Section 351 of the Code. The Obsidian merger, by itself, is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code. The positions of Galera and Obsidian are not binding on the IRS or the courts, and the parties do not intend to request a ruling from the IRS with respect to the transactions described in the merger agreement. Accordingly, there can be no assurance that the IRS will not challenge the qualification of the Galera merger and the Obsidian merger taken together, as a transaction described in Section 351 of the Code or that a court will not sustain such a challenge. If the IRS were to be successful in any such contention, or if for any other reason the Galera merger and the Obsidian merger, taken together, were not treated as a transaction described in Section 351 of the Code (and if the Obsidian merger does not qualify as a reorganization within the meaning of Section 368(a) of the Code), then the Obsidian stockholders would not be entitled to defer any portion of the gain realized as a result of receiving shares of Parent common stock in the transactions and may be required to pay substantial additional U.S. federal income taxes with respect to the taxable year in which such transactions occur.

Unfavorable global economic and geopolitical conditions could adversely affect our business, financial condition, stock price, and results of operations.

Our business could be adversely affected by unstable economic and political conditions within the United States and foreign jurisdictions, including as a result of an economic downturn and geopolitical events, such as changes in U.S. federal policy that affect the geopolitical landscape. Changes to policy implemented by the U.S. Congress, the current administration or any new administration have impacted and may in the future impact, among other things, the U.S. and global economy, international trade relations, unemployment, immigration, healthcare, taxation, the U.S. regulatory environment, inflation and other areas. For example, in 2025, the United States imposed tariffs on imports on its trading partners, including Canada, Mexico, the EU and China. Historically, tariffs have led to increased trade and political tensions, between not only the United States and China, but also between the United States and other countries in the international community. In response to tariffs, other countries have implemented retaliatory tariffs on U.S. goods. Political tensions as a result of trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. Any changes in political, trade, regulatory, and economic conditions, including U.S. trade policies, could have a material adverse effect on our financial condition or results of operations.

The global credit and financial markets have also experienced extreme volatility and disruptions (including as a result of actual or perceived changes in interest rates, inflation, and macroeconomic uncertainties), which has included severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, high inflation, uncertainty about economic stability, global supply chain disruptions, and increases in unemployment rates. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, including the ongoing conflicts between Russia and Ukraine, the conflicts in the Middle East, terrorism, or other geopolitical events. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. A severe or prolonged economic downturn could result in a variety of risks to our business, including a decrease in the demand for our product candidates and in our ability to raise additional capital when needed on acceptable terms, if at all. For example, there has been proposed U.S. legislation that may restrict the ability of U.S. biopharmaceutical companies to purchase services or products from, or otherwise collaborate with, certain Chinese biotechnology companies of concern without losing the ability to contract with, or otherwise receive funding from, the U.S. government. We continue to assess the legislation as it develops to determine whether it could have an effect on our contractual relationships. Furthermore, any disruptions to our supply chain as a result of unfavorable global economic conditions, including due to geopolitical conflicts or public health crises, could negatively impact the timely execution of our ongoing and future clinical trials. In addition, current inflationary trends in the global economy may impact salaries and wages, costs of goods and transportation expenses, among other things, and recent and potential future disruptions in access to bank deposits or lending commitments due to bank failures may create market and economic instability. We cannot anticipate all of the ways in which the foregoing, and the current economic climate and financial market conditions generally, could adversely impact our business.

We, or the third parties upon whom we depend, may be adversely affected by natural disasters, public health crises, or other business interruptions and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Natural disasters or public health crises could severely disrupt our operations, and have a material adverse impact on our business, results of operations, financial condition, and prospects. If a natural disaster, power outage, public health crisis, or other event occurred that prevented us from conducting our clinical trials, releasing clinical trial results, or delaying our ability to obtain regulatory approval for our product candidate, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time.

Our information technology systems, or those used by our CROs or other contractors or consultants, may fail or suffer cybersecurity incidents or breaches, which could adversely affect our business.

Despite the implementation of security measures, our information technology systems and data and those of our current or future CROs or other contractors and consultants are vulnerable to compromise or damage from computer hacking, computer viruses, social engineering (e.g. phishing attacks) and malware (e.g., ransomware malicious software), fraudulent activity, employee misconduct, human error, telecommunication and electrical failures, natural disasters, or other cybersecurity attacks or accidents. Future acquisitions could expose us to additional cybersecurity risks and vulnerabilities from any newly acquired information technology infrastructure. Cybersecurity attacks are constantly increasing in frequency and sophistication and are made by groups and individuals with a wide range of motives (including industrial espionage) and expertise, including by organized criminal groups, “hacktivists,” nation states, and others. As a result of a continued hybrid working environment, we may also face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. Further, as a company with an increasingly global presence, our systems are subject to frequent attacks, which are becoming more commonplace in the industry, including attempted hacking, phishing attempts, such as cyber-related threats involving spoofed or manipulated electronic communications, which increasingly represent considerable risk. Due to the nature of some of the attacks described herein, there is a risk that an attack may remain undetected for a period of time. Even if identified, we may be unable to adequately investigate or remediate cybersecurity incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence. While we continue to make investments to improve the protection of data and information technology, including in the hiring of IT personnel, periodic cyber security awareness trainings, and improvements to IT infrastructure and controls, and conduct regular testing of our systems, there can be no assurance that our efforts will prevent service interruptions or cybersecurity incidents or breaches.

We and certain of our service providers are from time to time subject to cyberattack attempts or incidents and cybersecurity incidents. Any cybersecurity incident could adversely affect our business, by leading to, for example, the loss of trade secrets or other intellectual property, demands for ransom or other forms of blackmail, or the unauthorized disclosure of personal or other sensitive information of our employees, clinical trial patients, customers, and others. Although to our knowledge we have not experienced any significant cybersecurity incident to date, if such an event were to occur, it could seriously harm our development programs and our business operations. We could be subject to cybersecurity incident or breach notification requirements, regulatory actions taken by governmental authorities, litigation under laws that protect the privacy of personal information, or other forms of legal proceedings, which could result in significant liabilities or penalties, result in substantial costs, and require attention from management. Further, a cybersecurity incident may disrupt our business or damage our reputation, which could have a material adverse effect on our business, prospects, operating results, share price and stockholder value, and financial condition. We could also incur substantial remediation costs, including the costs of investigating the incident, repairing, or replacing damaged systems, restoring normal business operations, implementing increased cybersecurity protections, and paying increased insurance premiums.

For example, the loss of clinical trial data from completed, ongoing, or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. If a cybersecurity breach or other incident were to result in the unauthorized access to or unauthorized use, disclosure, release, or other processing of clinical trial data or personal data, it may be necessary to notify individuals, governmental authorities, supervisory bodies, the media, and other parties pursuant to privacy and security laws. Likewise, we rely on our third-party research institution collaborators for research and development of our product candidate and other third parties for the manufacture of our product candidate and to conduct clinical trials, and similar events relating to their information technology systems could also seriously harm our business. Any security compromise affecting us, our collaborators, or our industry, whether real or perceived, could harm our reputation, erode confidence in the effectiveness of our security measures, and lead to regulatory scrutiny. To the extent that any disruption or cybersecurity incident or breach were to result in a loss of, or damage to, our data or systems, or inappropriate disclosure of confidential or proprietary or personal information, we could incur liability, our competitive position could be harmed, and the further development and commercialization of our product candidate could be delayed, result in substantial costs and require attention from management.

If we fail to establish and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be reevaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. In connection with this offering, we intend to begin the process of documenting, reviewing, and improving our internal controls and procedures for compliance with Sections 302 and 404 of the Sarbanes-Oxley Act, which will require annual management assessment of the effectiveness of our internal control over financial reporting. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

We will be required to disclose changes made in our internal controls and procedures on a quarterly basis and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” or a non-accelerated filer, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years following completion of the mergers. An independent assessment of the effectiveness of our internal controls over financial reporting could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls over financial reporting could lead to restatements of our financial statements and require us to incur the expense of remediation. When we lose our status as an “emerging growth company” and reach an accelerated filer threshold, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we may need to upgrade our information technology systems; implement additional financial and management controls, reporting systems, and procedures; and hire additional accounting and finance staff. If we or, if required, our auditors are unable to conclude that our internal control over financial reporting is effective, investors may lose confidence in our financial reporting and the trading price of our common stock may decline.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the completion of the mergers and concurrent financing, we will become subject to the periodic reporting requirements of the Exchange Act. We must design our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make a required related party transaction disclosure. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Our ability to use our net operating loss carryforwards and other tax attributes may be limited.

As of December 31, 2025 we had approximately $186.5 million of federal net operating losses (“NOLs”). Federal NOLs generated in taxable years ending after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal NOLs is limited to 80% of our taxable income. As of December 31, 2025, we had approximately $171.0 million of state NOLs. Of the state NOLs, some are of indefinite life, but most are of definite life with various expiration dates, beginning in 2037. As of December 31, 2025, we had approximately $17.1 million of federal research and development tax credit carryforwards. Federal tax credit carryforwards expire at various dates, beginning in 2037. As of December 31, 2025, we had approximately $7.7 million of state research and development tax credit carryforwards. The state tax credits, which have various carryforward rules, begin to expire in 2031. Our ability to utilize these NOLs and tax credits to offset future tax liabilities depends on the successful development of our product candidates and future financial performance.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by “5 percent shareholders” over a three-year period, the corporation’s ability to use its pre-change NOLs and other pre-change tax attributes (such as research and development tax credits) to offset its post-change income or taxes may be limited. A corporation that experiences an ownership change will generally be subject to an annual limitation on the use of its pre-ownership change NOLs equal to the value of the corporation immediately before the ownership change, multiplied by the long-term tax-exempt rate (subject to certain adjustments). We may have experienced ownership changes in the past and may experience ownership changes as a result of our acquisitions of assets and as a result of the mergers and concurrent financing and/or subsequent shifts in our stock ownership (some of which are outside our control). There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs by federal or state taxing authorities or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to reduce future income tax liabilities. As a result, our ability to use our pre-change NOLs and tax credits to offset future taxable income, if any, could be subject to limitations. Similar provisions of state tax law may also apply. As a result, even if we attain profitability, we may be unable to use a material portion of our NOLs and tax credits.

Changes in tax law could adversely affect our business and financial condition.

The rules dealing with U.S. federal, state, and local income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application), including with respect to NOLs and research and development tax credits, could adversely affect us or holders of our common stock. For example, the OBBBA was signed into law on July 4, 2025 and made significant changes to U.S. federal tax law. Under Section 174 of the Code, in taxable years beginning after December 31, 2021, expenses that are incurred for research and development performed outside the U.S. will be capitalized and amortized, which may have an adverse effect on our cash flow. The OBBBA provides that for taxable years beginning after December 31, 2024, expenses that are incurred for research and development performed in the United States may, at the taxpayer’s election, be immediately deducted or capitalized and amortized. In addition, the OBBBA provides that for taxable years beginning after December 31, 2021 and before January 1, 2025, certain eligible taxpayers generally may elect to retroactively deduct expenses for research and development performed in the United States in such taxable years by filing amended tax returns for such taxable years, and all other taxpayers that are not eligible to make such an election and that amortized expenses for research and development performed in the United States in such taxable years generally may elect to accelerate and deduct the remaining unamortized amounts of such research and development expenses (i) in the first taxable year beginning after December 31, 2024, or (ii) ratably over the two-taxable year period beginning with the first taxable year beginning after December 31, 2024. In recent years, many changes to tax laws have been made and changes are likely to continue to occur in the future. Future changes in tax laws could have a material adverse effect on our business, cash flow, financial condition, or results of operations. We urge investors to consult with their legal and tax advisers regarding the implications of potential changes in tax laws on an investment in our common stock.

We may become involved in securities class action litigation, which is expensive, and could divert management’s attention and harm our business, and insurance coverage may not be sufficient to cover all costs and damages.

In the past, securities class action litigation has often followed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction, or the announcement of negative events, such as negative results from clinical trials. These events may also result in or be concurrent with investigations by the SEC. We may be exposed to such litigation or investigation even if no wrongdoing occurred. Litigation and investigations are usually expensive and divert management’s attention and resources, which could adversely affect our business and cash resources and our ability to consummate a potential strategic transaction or the ultimate value our stockholders receive in any such transaction.

MARKET PRICE AND DIVIDEND INFORMATION

Galera

Market Information

Galera common stock is quoted on the OTCQB tier of the OTC Markets, Inc. under the symbol “GRTX.” Galera common stock has been thinly traded on the OTCQB and there can be no assurance that a liquid market for Galera common stock will ever develop. The table below includes activity from the fiscal years ended December 31, 2025 and 2024 and for the first and second quarter of 2026 and the third quarter of 2026 to date:

Fiscal Year Ended December 31, 2024	High		Low
First Quarter	0.29		0.13
Second Quarter	0.24		0.06
Third Quarter	0.15		0.05
Fourth Quarter	0.08		0.02

Fiscal Year Ended December 31, 2025	High		Low
First Quarter	0.06		0.03
Second Quarter	0.04		0.02
Third Quarter	0.03		0.01
Fourth Quarter	0.03		0.01

Fiscal Year Ending December 31, 2026	High		Low
First Quarter	0.06		0.02
Second Quarter	[	]	[	]
Third Quarter (through [ ], 2026)	[	]	[	]

Holders

As of June 22, 2026 there were approximately 30 record holders of Galera common stock. The number of record holders was determined from the records of Galera’s transfer agent and does not include beneficial owners of Galera common stock whose shares are held in the names of various security brokers, dealers or registered clearing agencies.

Transfer Agent and Registrar

Galera has appointed Equiniti to act as the transfer agent of its common stock.

Dividend Policy

Galera currently intends to retain all of its future earnings, if any, to finance the growth and development of its business. Galera has never declared or paid cash dividends on its common stock and does not intend to pay any cash dividends on its common stock for the foreseeable future. Additionally, the proposal to pay future dividends to Galera stockholders will effectively be at the sole discretion of the Galera Board after taking into account various factors the Galera Board deems relevant, including Galera’s business prospects, capital requirements, financial performance and new product development.

Obsidian

Historical market price information for Obsidian common stock is not provided because there is no public market for Obsidian common stock. For information regarding Obsidian’s liquidity and capital resources, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Obsidian—Liquidity and Capital Resources.”

THE GALERA STOCKHOLDER CONSENT

Galera has obtained stockholder approval of the Galera merger and adoption of the merger agreement. Under the DGCL and the Galera Restated Certificate of Incorporation (as amended, the “Galera Charter”), no further vote or consent of any other stockholder of Galera is necessary to approve the Galera merger and adopt the merger agreement.

By way of a unanimous consent of the Galera Board dated April 13, 2026, the Galera Board approved and adopted the Galera merger and the merger agreement and determined that the Galera merger and the merger agreement are in the best interests of Galera and its stockholders. The Galera Board also recommended that the stockholders of Galera authorize, adopt and approve the Galera merger and merger agreement. Pursuant to the Galera Charter and applicable law, the holders of Galera common stock are entitled to one vote per share on all matters voted upon by Galera stockholders. On or before [ ], 2026, in accordance with the DGCL and the Galera Charter, stockholders of Galera holding a majority of the outstanding shares of Galera common stock acted by written consent to adopt the merger agreement and each of the transactions contemplated thereby. As of that date, Galera had outstanding [ ] shares of common stock. As of the date of execution, the holders executing the Galera written consent represented approximately [ ]% of the outstanding Galera voting capital stock.

As a result, in accordance with the DGCL and the Galera Charter, the Galera merger and the merger agreement were approved and adopted by the requisite holders of the outstanding shares of capital stock of Galera entitled to vote on this matter.

Notice Under Section 228 of the DGCL

This information statement/prospectus serves as notice to Galera stockholders pursuant to Section 228(e) of the DGCL of the approval of the Galera merger and the merger agreement by less than unanimous consent of stockholders.

THE MERGERS

The following is a discussion of the mergers and the material terms of the merger agreement relating to the mergers. The description in this section and elsewhere in this information statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement. You should read carefully the entire information statement/prospectus, including the merger agreement in its entirety, a copy of which is attached as Appendix A to this information statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement or the transactions contemplated thereby that is important to you. This section is not intended to provide you with any factual information about Galera or Obsidian. Such information can be found elsewhere in this information statement/prospectus and in the public filings Galera makes with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 356 of this information statement/prospectus.

Terms of the Merger

The Mergers

At the Obsidian merger effective time, Merger Sub 1 will merge with and into Obsidian, at which time the separate existence of Merger Sub 1 will cease and Obsidian will survive the Obsidian merger as a wholly owned subsidiary of Parent (the “Obsidian surviving corporation”). Immediately following the Obsidian merger effective time, at the Galera merger effective time, Parent and Galera will cause Merger Sub 2, a wholly owned subsidiary of Parent, to merge with and into Galera, at which time the separate existence of Merger Sub 2 will cease and Galera will survive the Galera merger as a wholly owned subsidiary of Parent (the “Galera surviving corporation”). As a result, among other things, Parent will become the ultimate parent company of Obsidian, Galera and each of their respective subsidiaries.

Terms of the Mergers

Each of the Galera Board, Obsidian Board and Parent Board has approved the merger agreement, which governs the terms and conditions of the mergers.

At the Obsidian merger effective time, each share of Obsidian common stock issued and outstanding immediately prior to the Obsidian merger effective time (and after giving effect to the Obsidian preferred stock conversion, the exercise of the Banc of California, Inc. Warrant (as defined below), and the conversion of Obsidian convertible notes (if any)) will be converted into the right to receive a number of shares of Parent common stock calculated on the basis of the Obsidian exchange ratio (as described in the section titled “The Merger Agreement – Merger Consideration – Obsidian Exchange Ratio”). Further, the certificate of incorporation of the Obsidian surviving corporation will be amended and restated at or prior to the Obsidian merger effective time as set forth in the Obsidian certificate of merger and the bylaws of the Obsidian surviving corporation will be amended and restated to be identical to the bylaws of Merger Sub 1 as in effect immediately prior to the Obsidian merger effective time until thereafter amended in accordance with Delaware law and as provided in the Obsidian surviving corporation’s organizational documents.

Each share of Galera common stock issued and outstanding immediately prior to the Galera merger effective time (and after giving effect to the Galera preferred stock conversion and the Galera pre-funded warrant exchange (as defined below)) will be converted into the right to receive a number of shares of Parent common stock equal to the Galera exchange ratio (as described in the section titled “The Merger Agreement—Merger Consideration—Galera Exchange Ratio”). Further, the certificate of incorporation of the Galera surviving corporation will be amended and restated as set forth in the Galera certificate of merger and the bylaws of the Galera surviving corporation will be amended and restated to be identical to the bylaws of Merger Sub 2 as in effect immediately prior to the Galera merger effective time until thereafter amended in accordance with Delaware law and as provided in the Galera surviving corporation’s organizational documents.

Following the Galera merger effective time, Parent will take all actions reasonably necessary so that the certificate of incorporation of Parent will remain in effect, until thereafter amended as provided by Delaware law, provided, however, that at or prior to the Galera merger effective time, Parent will file one or more amendments to its certificate of incorporation to change its name to “Obsidian Therapeutics, Inc.” and make such other changes as are agreeable to Obsidian.

Pre-Merger Obsidian Conversions

Immediately prior to the Obsidian merger effective time, all issued and outstanding shares of Obsidian preferred stock, including any issued and outstanding Obsidian Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock, will be converted to Obsidian common stock in accordance with the organizational documents of Obsidian (the “Obsidian preferred stock conversion”). In addition, prior to the Obsidian merger effective time, Obsidian anticipates that (a) the Obsidian board (or a committee thereof) will adopt resolutions to deem any unexercised portion of its outstanding Obsidian Banc of California, Inc. warrants automatically exercised in accordance with the terms of the Obsidian Banc of California, Inc. warrants and, upon automatic exercise, terminate the warrants in full and (b) to the extent that Obsidian undertakes a Permitted Obsidian Bridge Financing, any convertible notes issued in connection therewith will be converted into shares of Obsidian common stock.

Pre-Merger Galera Conversions

Immediately following the Obsidian merger effective time but immediately prior to the Galera merger effective time, all Galera preferred stock, including all shares of Series B preferred stock outstanding and Series C preferred stock issued in the concurrent financing, will be converted into Galera common stock in accordance with the organizational documents of Galera (the “Galera preferred stock conversion”). In addition, (a) prior to the Galera merger effective time, the issued and outstanding Galera Pre-Funded Warrants will be exchanged for shares of Galera common stock in accordance with the terms thereof (the “Galera pre-funded warrant exchange”) and (b) at the Galera merger effective time, (i) each outstanding and unexercised Galera Exchangeable Warrant will, whether or not vested, become a warrant to purchase shares of Parent common stock in accordance with the terms thereof and without any further action by Parent or Galera and (ii) each outstanding and unexercised Galera Terminable Warrant will, whether or not vested, be terminated in accordance with the terms thereof.

Background of the Mergers

The following chronology summarizes the key meetings and events that led to the signing of the merger agreement. The following chronology does not purport to catalogue every conversation among members of the Galera Board, Obsidian, Galera’s representatives, Obsidian’s representatives and other parties.

Following the FDA’s determination in August 2023 that an additional Phase 3 clinical trial would be required to advance regulatory approval for Galera’s then lead product candidate, the Galera Board determined that continued development of that product candidate was not feasible in light of Galera’s then-current resources and Galera began to wind down its commercial readiness efforts, reduced headcount and publicly announced that it was reviewing strategic alternatives in an effort to enhance stockholder value. On September 4, 2024, Galera was delisted from Nasdaq and Galera’s common stock began trading on the OTC Pink Market.

Following the conclusion of its review of strategic alternatives in the third quarter of 2024 without a viable strategic alternative that would enhance stockholder value being identified, the Galera Board sought stockholder approval for an orderly wind down and liquidation of Galera . At a special meeting of stockholders held on October 17, 2024, Galera’s stockholders rejected the proposed plan of liquidation.

Throughout the remainder of 2024, the Galera Board with the assistance of Galera’s management, continued to explore what, if any, other alternatives were available for Galera in light of its discontinued business activities and limited resources. Following discussions with a number of potential counterparties, on December 30, 2024, in an effort to provide Galera with a viable path to restarting its development efforts Galera acquired Nova Pharmaceuticals, Inc. (“Nova”), a privately-held biotechnology company advancing a pan-inhibitor of nitric oxide synthase to treat patients with highly resistant forms of breast cancer, including metaplastic breast cancer and other refractory subsets of triple-negative breast cancer. In connection with the Nova acquisition, a syndicate of investors led by Ikarian Capital invested approximately $2.9 million in Galera.

Following the closing of the Nova acquisition, the Galera Board sought the additional financing necessary to pursue its new development programs and to enable Galera to regain its listing on Nasdaq. Despite extensive third party outreach by Galera and its advisors throughout the first seven months of 2025, the Galera Board was unable to identify a viable financing transaction.

On January 21, 2025, the Galera Board met with members of Galera’s management and representatives of Sidley Austin LLP (“Sidley”) present. At that meeting, the Galera Board reviewed Galera’s operations following its acquisition of Nova, discussed Galera’s research and development strategy and reviewed Galera’s financing and anticipated capital needs through 2026. Following such meeting the Galera Board continued its efforts to secure additional financing and explore strategic alternatives and directed members of Galera’s management team to continue looking for financing and other strategic alternatives.

On July 18, 2025, the Galera Board met with members of Galera’s management and representatives of Sidley present. At that meeting, the Galera Board received an update regarding Galera’s programs and assets, including Galera’s potential path to regaining its Nasdaq listing, chemistry, manufacturing and controls activities and intellectual property position and plans. The Galera Board also reviewed Galera’s financial condition and the status of Galera’s fundraising efforts and discussed the process and timing for a potential dissolution of Galera, including the Galera Board’s fiduciary duties if Galera were to potentially become insolvent. The Galera Board directed members of Galera’s management team to continue looking for financing and other strategic alternatives.

Between July 18, 2025 and August 27, 2025, the Galera Board, together with Galera’s management and advisors, actively explored financing and other strategic alternatives for Galera. Based on feedback from potential financing sources, the Galera Board determined that, for any financing transaction to be viable, Galera would need to reduce the aggregate amount of its royalty obligations and identify an actionable path to regaining its Nasdaq listing. Galera also evaluated potential financing alternatives for its tilarginine program, but concluded that such financing opportunities were not feasible at that time. Accordingly, the Galera Board determined that, in order to improve Galera’s ability to pursue a viable financing or strategic transaction, Galera would need to reduce its outstanding royalty obligations and directed management to explore potential asset sale and other strategic transactions that could facilitate the removal of such obligations from Galera’s balance sheet.

On August 27, 2025, Galera and Clarus IV Galera Royalty AIV, L.P., an affiliate of Blackstone Life Sciences (“Blackstone”), entered into the Second Amendment to the Royalty Agreement, as amended, that the parties initially entered into on November 14, 2018. Pursuant to the Second Amendment, Galera and Blackstone agreed to reduce, from a high single-digit percentage to 4%, the royalty payable to Blackstone on (i) worldwide net sales of avasopasem and rucosopasem; and (ii) all amounts received by Galera or its affiliates, licensees and sublicensees with respect to product-related damages during the royalty period.

On September 12, 2025, the Galera Board met with members of Galera’s management and representatives of Sidley present. At that meeting, management reviewed Galera’s intellectual property portfolio for its products, including avasopasem manganese, rucosopasem, and tilarginine, and updated the Galera Board on the status of Galera’s ongoing review of strategic alternatives. Management also informed the Galera Board that Galera had received two term sheets relating to potential licensing or disposition transactions involving avasopasem in different fields of use, one of which was from Biossil, and reviewed the terms of the proposed transactions. Following discussion, the Galera Board authorized management to seek to negotiate definitive agreements with Biossil and another potential counterparty, and authorized management to seek a 120-day exclusivity period under the Biossil term sheet. Galera’s management also updated the Galera Board regarding Galera’s programs and assets, reviewed Galera’s finances and ongoing fundraising efforts and discussed the process and timing for a potential dissolution of Galera.

On September 30, 2025, the Galera Board met with members of Galera’s management and representatives of Sidley present. At that meeting, the Galera Board received a financial update. The Galera Board also discussed the timing for a potential dissolution of Galera and was advised that, based on the analysis presented, the dissolution process could take approximately two months from the time the Galera Board resolved to dissolve Galera. Galera’s management then reviewed the terms and status of the proposed Biossil transaction, noting that definitive documentation for the Biossil transaction was nearly agreed on the terms previewed to the Galera Board. Following discussion and deliberation, the Galera Board unanimously (i) determined that the terms and conditions of the proposed Biossil transaction were fair, reasonable and in the best interest of Galera and its stockholders; and (ii) authorized Galera’s management to finalize and enter into the definitive documentation on the terms discussed.

On October 15, 2025, Galera and Biossil entered into the Supportive Care Product Agreement and closed the Supportive-Care Product Divestiture.

Following the Supportive-Care Product Divestiture, Galera redoubled its efforts to explore options to relist the Galera common stock on Nasdaq, including by pursuing a potential reverse merger transaction. In addition, members of the Galera Board and Galera’s management continued to explore potential financing alternatives, including potential transactions to monetize its tilarginine product.

On November 3, 2025, Galera commenced a process to solicit third party indications of interest for a financing or reverse merger transaction. Over the following 14 weeks, process letters were ultimately sent to 13 investment banks, 6 investment funds and 6 law firms. In addition to discussions with Obsidian, Company A and Company B (each as further described below), the process resulted in Galera engaging in preliminary discussions with two other potential counterparties in February 2026. No non-disclosure agreements were entered with these two potential counterparties and discussions did not progress beyond initial stages, as the Galera Board determined that these counterparties did not present compelling concurrent financing opportunities or transactions with sufficient certainty of closing.

On November 4, 2025, the Galera Board met with members of Galera’s management present. At that meeting, Galera’s management discussed its efforts to finalize Galera’s financial statements reflecting the assumption by Biossil of Galera’s royalty obligations to Blackstone and also potentially remove the going concern qualification. The Galera Board discussed the importance of finalizing the updated financial statements to Galera’s ongoing fundraising efforts, and discussed the status of Galera’s efforts to identify a potential financing transaction or reverse merger.

On December 1, 2025, Galera received a written non-binding indication of interest from a potential counterparty referred to as Company A with respect to a potential strategic transaction with Galera. On December 2, 2025, Company A and Galera executed a non-disclosure agreement and entered into term sheet negotiations with respect to a potential reverse merger transaction and a concurrent financing with Company A. The non-disclosure agreement with Company A did not contain a “standstill” provision. Discussions and negotiations continued with Company A up until the execution of a term sheet with Obsidian on March 13, 2026 (as further described below). Company A was concurrently pursuing other potential transactions, which provided less visibility into a potential timeline for a transaction and the Galera Board subsequently determined that a transaction with Company A did not provide sufficient certainty of execution.

On December 18, 2025, the Galera Board met with members of Galera’s management and representatives of Sidley present. At that meeting, the Galera Board discussed Galera’s potential strategic alternatives and the process and expected timing for those alternatives. In order to remain informed as Galera’s strategic alternatives and related discussions evolved, the Galera Board determined to schedule weekly update calls for the foreseeable future, subject to cancellation if no significant developments had occurred since the prior meeting. The Galera Board also received an executive summary regarding the status of the ongoing tilarginine study.

On January 6, 2026, Galera’s management determined that Galera’s December 31, 2025, balance sheet would reflect Biossil’s assumption of the Blackstone royalty obligations in connection with the Supportive-Care Product Divestiture. The Galera Board determined that the removal of those obligations from Galera’s balance sheet would improve Galera’s prospects for pursuing a reverse merger transaction.

On January 20, 2026, the Galera Board met with Galera’s management and representatives of Sidley present. At that meeting, the Galera Board discussed Galera’s efforts to pursue a strategic alternative, with a particular focus on a potential reverse merger transaction involving a privately held company. The Galera Board reviewed the timing and cost of such a transaction in light of Galera’s limited cash resources. Representatives of Sidley also reviewed with the Galera Board a proposed timeline for effecting a reverse merger and a plan to return Galera to listing on Nasdaq.

On January 20, 2026, as part of Galera’s solicitation efforts, members of the Galera Board contacted Leerink Partners LLC (“Leerink Partners”) who, later that same day, informed Galera that they had a client who may be interested in a potential reverse merger transaction.

On February 12, 2026, Galera filed a Certificate of Amendment to the Certificate of Designation of the Galera Series B preferred stock with the Secretary of State of the State of Delaware. The amendment provides that, in the sole discretion of the Galera Board, Galera may elect to convert, in whole or in part, outstanding shares of the Galera Series B preferred stock into a number of shares of Galera common stock calculated based on a conversion rate set forth in such Certificate of Designation. In response to feedback received from third parties during Galera’s solicitation process, the Galera Board determined that the amendment would enhance Galera’s financing prospects.

On February 13, 2026, Galera received a non-binding letter of intent from a potential counterparty referred to as Company B with respect to a potential strategic transaction with Galera, after an introduction by an investment bank. The letter of intent from Company B proposed a reverse merger transaction with a concurrent financing. Galera and Company B engaged in discussions and negotiations thereafter, on a non-confidential basis. Discussions and negotiations continued with Company B up until the execution of a term sheet with Obsidian on March 13, 2026 (as further described below).

On February 19, 2026, members of the Galera Board informed Leerink Partners of Galera’s continued interest in pursuing a potential reverse merger transaction. The following day, on February 20, 2026, Leerink Partners contacted members of the Galera Board and informed them that the same Leerink Partners client (later identified as Obsidian) continued to show interest in pursuing a potential transaction with Galera.

Between February 21, 2026 and March 5, 2026, Galera had several teleconference calls with representatives of Sidley and Leerink Partners regarding the viability of listing the combined company on Nasdaq. The Galera Board and Sidley discussed the potential transactions with Company A, Company B and Obsidian, each of which contemplated a reverse merger transaction with a concurrent financing. The Galera Board determined that a potential transaction with a privately held company with strong clinical results, management team and an institutional investor base offered potential value to Galera and its stockholders.

At a meeting of the Galera Board on March 3, 2026, Galera’s management updated the Galera Board with respect to its preliminary discussions with Obsidian as well as of the status of its discussions with Company A and Company B, each of which contemplated a reverse merger transaction with a concurrent financing. The Galera Board directed Galera’s management to continue pursuing discussions with Obsidian, Company A and Company B, and to keep the Galera Board informed regarding any material developments with respect to other potential strategic alternatives.

Leerink Partners facilitated the execution of a mutual non-disclosure agreement between Galera and Obsidian on March 6, 2026, following which Leerink Partners disclosed Obsidian’s name and other initial information, including Obsidian’s capitalization table, funding to date and commitments for future funding. The non-disclosure agreement between Galera and Obsidian did not contain a “standstill” provision. Following execution of the mutual non-disclosure agreement, each of Galera and Obsidian provided the other party with limited non-public diligence information. The Galera Board determined that Obsidian presented strong clinical results, management team and an institutional investor base with potential to enhance stockholder value and directed Galera’s management to pursue further diligence of Obsidian.

On March 6, 2026, Obsidian sent Galera a non-binding letter of intent with an ascribed valuation of Galera of $11.8 million and an ascribed valuation of Obsidian of $515 million, with an implied ownership interest in the combined company of approximately 1.5% for existing Galera securityholders. Obsidian’s proposal also contemplated a $200 million financing concurrent with the consummation of the reverse merger transaction.

Between March 6, 2026 and March 13, 2026, Galera, Obsidian and their respective advisors held a number of teleconference calls during which they discussed, among other things, diligence of both Galera and Obsidian, investor support, valuation, structural considerations regarding the listing on Nasdaq, Galera’s conversion of the Galera Series B preferred stock, and other procedures to announce and close the transactions.

On March 9, 2026, Galera executed a non-disclosure agreement with Company B, which did not include a “standstill” provision. Galera and Company B entered into the non-disclosure agreement with the intent to pursue discussions and negotiations on a confidential basis. The Galera Board subsequently determined that a potential transaction with Company B did not provide financing possibilities as strong as those potentially available with Obsidian, and further discussions with Company B did not materialize.

On March 12, 2026, Galera received from Leerink Partners the first draft of a non-binding term sheet relating to the proposed transaction with Obsidian. Later that day, noting the lengthy and diligent search for strategic alternatives for Galera to realize value for Galera stockholders and following the Galera Board’s evaluation of Obsidian, its business and the proposed transaction, the Galera Board unanimously (i) determined that the proposed reverse merger transaction with Obsidian and the concurrent financing contemplated by the non-binding term sheet offered greater value to Galera than any other potential transaction proposed to Galera; and (ii) approved the non-binding term sheet in substantially the form presented to the Galera Board. The non-binding term sheet provided for, among other things, a “top-hat” reverse merger structure, pursuant to which Galera and Obsidian stockholders would exchange their respective equity interests for shares of a newly formed parent company and Galera and Obsidian would each become wholly owned subsidiaries of such parent company, a concurrent financing of approximately $200 million and the issuance of contingent value rights to Galera stockholders with respect to certain proceeds from Galera’s legacy assets and related intellectual property. The Galera Board determined to proceed with a transaction with Obsidian instead of a transaction with Company A or Company B because the proposed transaction with Obsidian presented stronger demonstrated investor interest in the concurrent financing and a clearer pathway toward receiving regulatory approval for the transaction.

On March 14, 2026, Galera and Obsidian entered into a non-binding term sheet with respect to the proposed reverse merger transaction and related concurrent private placement financing, which provided for a 45-day exclusivity period.

On March 16, 2026, as discussions regarding the proposed transaction with Obsidian continued, Galera received from Leerink Partners a draft placement agent engagement letter relating to the proposed concurrent financing.

During the period commencing in March 2026 through the execution of the merger agreement on April 14, 2026, each of Galera and Obsidian continued to conduct their respective business and financial due diligence investigations of the other company and its business, with the assistance of the respective advisors of Galera and Obsidian. Galera and Obsidian focused on customary due diligence regarding finance, legal, tax, accounting, operations, clinical, scientific and related matters. During this period, Galera’s management and representatives of Sidley held regular discussions with the Galera Board regarding the status of Galera’s negotiations with Obsidian, the progress of diligence, significant open issues and the anticipated timing and structure of the transactions.

On April 2, 2026, representatives of Goodwin Procter LLP (“Goodwin”) delivered the initial draft of the subscription agreement for the concurrent financing to representatives of Sidley. The subscription agreement contemplated that certain qualified institutional buyers and/or accredited investors would purchase shares of Galera’s Series C preferred stock immediately prior to the transactions occurring.

On April 4, 2026, representatives of Goodwin delivered the initial draft of the merger agreement to representatives of Sidley. The initial draft of the merger agreement provided for, among other things, a “top-hat” reverse merger structure, wherein Merger Sub 1 would merge with and into Obsidian with Obsidian surviving as a wholly-owned subsidiary of Parent, followed by the merger of Merger Sub 2 with and into Galera, with Galera surviving as a wholly-owned subsidiary of Parent. Galera and Obsidian stockholders would all receive Parent common stock as the merger consideration in accordance with the exchange ratios contained therein. Under the initial draft merger agreement, Galera and Obsidian would also make largely reciprocal representations and warranties regarding their respective businesses and agree to largely reciprocal interim operating covenants and other pre-closing covenants. The draft merger agreement contained customary closing conditions, including a bring-down of the general representations and warranties at a “Material Adverse Effect” standard and the fundamental representations and warranties at an “all material respects” standard. The Parent common stock to be issued in the mergers was proposed to be listed on Nasdaq. Simultaneously with the signing of the merger agreement, certain Galera stockholders and Obsidian stockholders would also deliver support agreements, committing to vote in favor of the mergers and Obsidian would deliver lock-up agreements providing for a 180-day post-closing lock-up period for certain of Obsidian’s stockholders.

Following delivery of the initial draft of the merger agreement, the Galera Board, members of Galera’s management and representatives of Sidley discussed the proposed structure of the transactions and the principal terms of the draft merger agreement. The Galera Board and its advisors also discussed legal, structural and execution considerations relating to the proposed mergers, including the steps required to obtain stockholder approval, satisfy Nasdaq listing requirements and coordinate the proposed concurrent financing and related transaction documents.

On April 6, 2026, representatives of Goodwin delivered the initial draft of the form of lock-up agreement to representatives of Sidley.

On April 6, 2026, a videoconference call was held among representatives of Galera, Obsidian, Sidley, Goodwin and Leerink Partners to discuss the timing of and open issues related to the transactions.

On April 7, 2026, representatives of Sidley delivered revised drafts of the subscription agreement and the form of lock-up agreement to representatives of Goodwin.

On April 8, 2026, representatives of Sidley delivered the initial draft of the form of Galera’s support agreement to representatives of Goodwin.

On April 8, 2026, following a discussion between members of the Galera Board and Galera’s management with respect to Lucid’s independence from Galera, and after the Galera Board determined that there were no conflicts that would impair Lucid’s ability to provide the contemplated services, Galera retained Lucid pursuant to an engagement letter (the “Lucid Engagement Letter”) to deliver an opinion to the Galera Board as to the fairness of the Galera exchange ratio and the Obsidian exchange ratio, from a financial point of view, to the holders of Galera common stock (the “Lucid Opinion”).

On April 9, 2026, a videoconference call was held among representatives of Galera, Obsidian, Sidley, Goodwin and Leerink Partners to discuss the timing of and open issues related to the transactions.

On April 9, 10 and 11, 2026, representatives of Goodwin delivered successive revised drafts of the subscription agreement to representatives of Sidley.

On April 9, 2026, representatives of Sidley delivered a revised draft of the merger agreement to representatives of Goodwin. The revised draft of the merger agreement provided for, among other things, updated definitions related to the calculation of the exchange ratios, revisions to certain representations and warranties, provisions permitting Galera to undertake certain bridge financings in the period between signing of the merger agreement and the closing of the transactions, and revised closing conditions and termination provisions.

On April 10, 2026, representatives of Sidley delivered the initial draft of the CVR agreement to representatives of Goodwin. The initial draft of the CVR agreement provided for, among other things, the characteristics of the CVRs, the calculations for any payments with respect to a CVR and related payment procedures, and certain covenants of Parent, Obsidian and Rights Agent with respect to the CVR agreement.

On April 10, 2026, representatives of Goodwin delivered a revised draft of the form of Galera’s support agreement to representatives of Sidley.

On April 10, 2026, a videoconference call was held among representatives of Galera, Obsidian, Sidley, Goodwin and Leerink Partners to discuss the timing of, and open issues related to, the transactions.

On April 11, 2026, a videoconference call was held among representatives of Sidley and Goodwin to discuss the revised draft of the merger agreement delivered by Sidley to Goodwin on April 9, 2026.

On April 11, 2026, representatives of Sidley delivered the final draft of the form of Galera’s support agreement to representatives of Goodwin.

On April 12, 2026, representatives of Goodwin delivered a revised draft of the merger agreement to representatives of Sidley. The revised draft of the merger agreement provided for, among other things, updated definitions related to the calculation of the exchange ratios and revised termination provisions.

Later that evening on April 12, 2026, representatives of Sidley delivered a further revised draft of the merger agreement to representatives of Goodwin.

On April 13, 2026, a videoconference call was held among representatives of Sidley and Goodwin to discuss the revised draft of the merger agreement delivered by Sidley to Goodwin on April 12, 2026.

On April 13, 2026, representatives of Goodwin delivered revised drafts of the merger agreement, the CVR agreement and the lock-up agreement, as well as the final version of the subscription agreement and the form of Obsidian’s support agreement, to representatives of Sidley.

Throughout its negotiations of the merger agreement with Obsidian, Galera’s representatives focused on certainty of closing of the transaction and maximizing value for the Galera stockholders. For example, Galera attempted to negotiate having Obsidian’s stockholders deliver an executed stockholders’ consent at the time of execution of the merger agreement. While Galera was not ultimately successful in doing so, it was able to successfully negotiate having Obsidian (i) stockholders holding approximately 62.8% of the outstanding Obsidian capital stock execute and deliver Obsidian stockholder support agreements at the time of execution of the merger agreement and (ii) pay a termination fee to Galera if the Required Obsidian Stockholder Approval is not delivered to Galera within 15 days of the registration statement of which this information statement/prospectus forms a part becoming effective or the Obsidian Board or a committee thereof makes an Obsidian Board Adverse Recommendation Change. While Galera attempted to negotiate a floor for its valuation as it relates to the Galera Net Cash adjustment, this was rejected by Obsidian. With respect to the CVR agreement, Galera was successful in negotiating a higher percentage payment amount (95% vs. 80%) for certain of its Supportive-Care products.

In the evening of April 13, 2026, the Galera Board held a meeting at which members of Galera’s management and representatives of Lucid and Sidley were present. Galera’s directors discussed, among other things, the potential benefits and risks of the transactions. During the meeting, a representative from Sidley reviewed the fiduciary duties of the Galera Board in connection with the transactions and reviewed the material terms of the merger agreement, the subscription agreement and the CVR agreement. The Galera Board discussed various considerations with respect to the proposed transactions, as summarized in the section entitled “Galera’s Reasons for the Mergers.” In addition, Lucid rendered an oral opinion, subsequently confirmed by delivery of the Lucid Opinion dated April 13 2026, to the Galera Board, that each of the Galera exchange ratio and the Obsidian exchange ratio was fair, from a financial point of view, to the Galera stockholders, as further described in the section entitled “Opinion of Galera’s Financial Advisor.” Following discussion and delivery of the Lucid Opinion, the Galera Board unanimously (i) determined that the transactions are fair to, advisable and in the best interests of Galera and its stockholders; (ii) determined that the merger agreement and the transactions and the other actions contemplated by the merger agreement are advisable; (iii) determined that it is in the best interests of Galera and its stockholders to recommend, upon the terms and subject to the conditions set forth in the merger agreement, that the stockholders of Galera vote to approve the Galera merger; (iv) approved the transactions, as fair to and in the best interests of Galera and its stockholders; (v) adopted and declared advisable the merger agreement and the consummation by Galera of the transactions on the terms and subject to the conditions set forth in the merger agreement; and (vi) recommended, on the terms and subject to the conditions set forth in the merger agreement, that the stockholders of Galera vote to approve the Galera merger.

During the morning of April 14, 2026, Goodwin and Sidley exchanged final versions of the merger agreement, the CVR agreement, the form of Obsidian’s support agreement and the lock-up agreement. That same morning, representatives of Sidley circulated to Galera’s management the final versions of the merger agreement, the subscription agreement, the CVR agreement, the forms of the support agreements and the form of lock-up agreement who then circulated such documents to the Galera Board. Later that morning on April 14, 2026, Galera and Obsidian executed the merger agreement.

Before the opening of trading on Nasdaq on April 14, 2026, Obsidian issued a press release announcing Galera’s and Obsidian’s entry into the merger agreement and Galera’s entry into the subscription agreement.

Galera’s Reasons for the Mergers

After careful consideration, the Galera Board (i) determined that the transactions contemplated by the merger agreement are fair to, advisable and in the best interests of Galera and its stockholders; (ii) determined that the merger agreement and the transactions contemplated thereby and the other actions contemplated by the merger agreement are advisable; (iii) determined that it is in the best interests of Galera and its stockholders to recommend, upon the terms and subject to the conditions set forth in the merger agreement, that the stockholders of the Company vote to approve the Galera merger; (iv) approved the transactions contemplated by the merger agreement, as fair to and in the best interests of Galera and its stockholders; (v) adopted and declared advisable the merger agreement and the consummation by Galera of the transactions contemplated by the merger agreement on the terms and subject to the conditions set forth in the merger agreement; and (vi) recommended, on the terms and subject to the conditions set forth in the merger agreement, that the stockholders of Galera vote to approve the Galera merger.

In evaluating the merger agreement and reaching its decision to recommend that Galera’s stockholders approve the Galera merger, the Galera Board consulted with Galera’s management, as well as its outside legal and financial advisors, and considered a number of factors, including the following material factors (not in any relative order of importance):

•

the belief that a stand-alone scenario presented significant risk and dilution to Galera stockholders, taking into account Galera’s business, operational and financial prospects, including its cash position and the substantially diminished price of Galera common stock;

•

given the risks associated with clinical development and, in particular, that deriving value from tilarginine would require additional funding and clinical trials, and based in part on the judgment, advice and analysis of Galera’s management with respect to the potential strategic, financial and operational benefits of the mergers (which judgement was informed in part by the business, technical, financial and legal due diligence investigation performed by Galera with respect to Obsidian), the belief that Obsidian’s focus and development of novel engineered TIL cell therapies for the treatment of patients with solid tumors, along with the experience of its management and other personnel, and the granting of CVRs to Galera stockholders to provide a potential financial benefit in the event that tilarginine, GC4419 or GC4711 is sold or licensed during a future period, would create more value for Galera stockholders in the long term than Galera could create as an independent stand-alone company;

•

the Galera Board’s evaluation of strategic alternatives, including continued independent operation, transactions with other counterparties, potential partnering transactions, additional financings and a potential liquidation, and its belief that the mergers represented the most favorable alternative reasonably available due to, among other things, Obsidian’s support from the investors in the concurrent financing, and Obsidian’s potential to achieve key milestones that could enable the combined company to access the public markets for additional financial resources; and

•

the size, terms and expected availability of the concurrent financing and the Galera Board’s belief that such financing was necessary to support the combined company’s business plan and was not otherwise available to Galera on a stand-alone basis on comparable or more favorable terms; and

•

that the mergers provide existing Galera stockholders an opportunity to participate in the potential growth of the combined company following the mergers, while potentially receiving certain cash payments from the future monetization of legacy assets through the CVRs.

The Galera Board also considered the recent results of operations and financial conditions of Galera, including (not in any relative order of importance):

•

the lack of sufficient capital to complete the development of tilarginine, as well as the challenge of raising sufficient capital to complete this work under terms that would be more favorable to Galera stockholders than the mergers;

•

the risks associated with continuing to operate Galera on a stand-alone basis, including Galera’s current limited number of employees and reliance on outside consultants and third-party contractors for ongoing preclinical and any clinical activities;

•	the inability of Galera to identify a pharmaceutical partner willing to provide significant financial support to co-develop or acquire tilarginine;

•	the market prices, volatility and trading volume of Galera common stock; and

•

the limited amount of available cash expected to be left, if any, to be distributed to Galera stockholders in a potential dissolution and liquidation of Galera and the risks, costs and timing of such a process; and

•	Galera’s potential inability to resume its listing on Nasdaq without completing a strategic transaction.

The Galera Board also reviewed the terms of the merger agreement, the CVR agreement and the transactions contemplated thereby, including (not in any relative order of importance):

•	the rights of, and limitations on, Galera and Obsidian under the merger agreement to consider certain unsolicited acquisition proposals under certain circumstances;

•

the Galera Board’s belief that the terms of the merger agreement, including the parties’ representations, warranties and covenants and the deal protection provisions and conditions to the mergers contained therein, are reasonable for a transaction of this nature; and

•	the Galera Board’s belief that the terms of the CVR agreement are reasonable under the circumstances.

The Galera Board also considered a variety of risks and other countervailing factors related to the mergers, including (not in any relative order of importance):

•

the risks that the mergers might not be consummated in a timely manner or at all and the potential effect of the public announcement of the mergers, or failure to complete the mergers, on the business, operations and reputation of Galera and the market price of Galera common stock;

•	the expected ownership of Galera stockholders in the combined company following the mergers and the resulting significant dilution relative to their current ownership;

•

the $0.75 million termination fee payable by Galera to Obsidian upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Galera stockholders;

•

the support agreements signed by certain Galera stockholders and the potential effect of such support agreements in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Galera stockholders;

•	the substantial expenses incurred and to be incurred by Galera in connection with the mergers;

•

Obsidian’s control of the strategic direction of the combined company following the mergers, which will be determined by Obsidian’s management and a board of directors that will consist of Obsidian’s directors;

•	the risk that the shares of Parent common stock to be issued in the mergers may not be approved for listing on Nasdaq;

•	the risk that the conditions to payment under the CVRs may not be met and the CVRs may never deliver any value to Galera stockholders; and

•

the various other risks associated with Galera, Obsidian, the combined company and the mergers, including those described in the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

In addition, the Galera Board considered the interests that its directors and executive officers may have with respect to the mergers that are different from or in addition to their interests as Galera stockholders generally, as described under “The Mergers—Interests of Galera’s Directors and Executive Officers in the Mergers.”

The foregoing discussion of the information and factors considered by the Galera Board is not intended to be exhaustive but includes the material factors considered by the Galera Board. In view of the wide variety of factors considered in connection with its evaluation of the mergers and the complexity of these matters, the Galera Board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, the individual members of the Galera Board may have given different weight to different factors. The Galera Board conducted an overall analysis of the factors described above including through discussions with, and questioning of, Galera’s management and legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination to approve the transactions contemplated by the merger agreement.

Obsidian Reasons for the Mergers

In the course of reaching its decision to approve the Obsidian merger, the Obsidian Board held numerous meetings, consulted with Obsidian’s senior management, its financial advisors and legal counsel, and considered a wide variety of factors, including, among others, the following material factors (which factors are not necessarily presented in any order of relative importance):

•

the mergers are expected to provide Obsidian’s current stockholders with greater liquidity through ownership of publicly-traded stock and expand the range of potential investors available to Obsidian as a public company, compared to those it could access if it remained a privately-held company;

•	the size and terms of the concurrent financing, including the Obsidian Board’s view that such financing was, on balance, favorable to support Parent’s business plan and clinical development strategy;

•	the potential benefits from increased public market awareness of Obsidian and its pipeline;

•	the historical and current information concerning Obsidian’s business, including its financial performance and condition, operations, management, and clinical and preclinical data;

•	the competitive nature of the industry in which Obsidian operates;

•

the Obsidian Board’s evaluation of strategic alternatives, including remaining a private company, pursuing private financings or a traditional initial public offering, and its belief that no such alternatives were reasonably likely to create greater value for Obsidian’s stockholders than the mergers, taking into account market conditions, execution risk, timing considerations and the potential dilution associated with such alternatives;

•

the projected financial position, operations, operating plans, cash burn rate and financial projections of the combined company, including the expected cash resources of the combined organization (including the ability to support the combined company’s current clinical trials and operations), as further discussed in the section entitled “The Mergers—Unaudited Financial Projections” beginning on page 124 of this information statement/prospectus;

•	the business, history, operations, financial resources, assets and credibility of Galera;

•

the availability of appraisal rights under the DGCL to holders of Obsidian’s capital stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of Obsidian capital stock as determined by the Delaware Court of Chancery;

•	the terms and conditions of the merger agreement, including the following:

•

the determination that the expected relative percentage ownership of Galera’s stockholders and Obsidian’s stockholders in the combined organization was appropriate, based on the Obsidian Board’s judgment and assessment of the approximate valuations of Galera and Obsidian;

•

the expectation that, for United States federal income tax purposes, the Obsidian merger and Galera merger should qualify as (i) a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations, with respect to which each of Obsidian, Merger Sub 1, Galera, Merger Sub 2 and Parent are a “party to a reorganization” under Section 368(b) of the Code, and the merger agreement is intended to constitute a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Section 368 of the Code and Treasury Regulations Section 1.368-2(g) or (ii) a tax-deferred exchange governed by Section 351(a) of the Code;

•	the fact that the outside date under the merger agreement allows for sufficient time to complete the Obsidian merger and Galera merger;

•	the limited number and nature of the conditions to Galera’s obligation to consummate the Galera merger;

•

the rights of Obsidian under the merger agreement to consider certain unsolicited acquisition proposals under certain circumstances should Obsidian receive a proposal that constitutes or is reasonably likely to lead to a superior proposal;

•

the conclusion of the Obsidian Board that the potential termination fee of $1,000,000 plus the reasonable and documented out-of-pocket third-party expenses incurred in connection with the transactions contemplated by the merger agreement, such expenses not to exceed $250,000, payable by Obsidian to Galera, and the circumstances under which such fee may be payable, were reasonable;

•

the belief that the other terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

•

the support agreements, pursuant to which certain directors, officers and stockholders of Obsidian and Galera have agreed, solely in their capacity as stockholders of Obsidian and Galera, respectively, to vote all of their respective shares of Obsidian capital stock or Galera capital stock in favor of the adoption or approval of the merger agreement;

•	the anticipated ability to obtain a Nasdaq listing and the change of the combined organization’s name to Obsidian Therapeutics, Inc. upon the closing of the Obsidian merger and Galera merger; and

•	the likelihood that the Obsidian merger and the Galera merger will be consummated on a timely basis.

The Obsidian Board also considered a number of uncertainties and risks in its deliberations concerning the Obsidian merger and the other transactions contemplated by the merger agreement, including the following (which factors are not necessarily presented in any order of relative importance):

•

the possibility that the mergers might not be completed for a variety of reasons, including the failure to obtain required stockholder approvals, the failure to satisfy other closing conditions (including the consummation of the concurrent financing and receipt of Nasdaq listing approval), or the occurrence of an event giving rise to termination rights under the merger agreement (including in connection with a superior proposal), and the potential adverse effect of the public announcement of the mergers on Obsidian’s reputation and ability to obtain financing in the future in the event the mergers are not completed;

•

the risk that future sales of Parent common stock by stockholders may cause the price of Parent common stock to decline, thus reducing the potential value of Parent common stock received by Obsidian stockholders in the Obsidian merger;

•

the Obsidian exchange ratio used to establish the number of shares of Parent common stock to be issued to Obsidian’s stockholders in the Obsidian merger, and therefore the relative percentage ownership of Galera stockholders and Obsidian stockholders in the combined organization immediately following the completion of the mergers, is fixed at signing (subject to adjustments based on the parties’ respective cash balances and outstanding capital stock at closing), regardless of changes in the businesses, operations, financial condition, results of operations or prospects of the parties between signing and closing;

•

the termination fee payable by Obsidian to Galera upon the occurrence of certain events, and the potential effect that such termination fee may have in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Obsidian’s stockholders;

•

the support agreements entered into by certain stockholders of Obsidian and Galera, which, while increasing the likelihood that the mergers will be completed, may have the effect of deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Obsidian’s stockholders;

•	the potential reduction of Galera Net Cash prior to the closing;

•

the possibility that Galera could, under certain circumstances, consider unsolicited acquisition proposals if they constitute or are reasonably likely to lead to a superior proposal to the Galera merger, or change its recommendation to approve the Galera merger upon certain events;

•	the risk that the Obsidian merger or the Galera merger might not be consummated in a timely manner or at all;

•

the costs involved in connection with completing the mergers, the time and effort required of Obsidian’s senior management in connection with the mergers, the related disruptions or potential disruptions to Obsidian’s business operations and future prospects, including its relationships with its employees, suppliers, partners and others that do business or may do business in the future with Obsidian, and the administrative challenges associated with combining the companies;

•

the additional expenses and obligations to which Obsidian’s business will be subject following the mergers that Obsidian has not previously been subject to, including pursuant to the CVR agreement and with respect to operational changes to Obsidian’s business that may result from being a public company;

•	the possibility of disruptive stockholder litigation following the announcement of the mergers;

•	the fact that the representations and warranties in the merger agreement do not survive the closing of the mergers and the potential risk of liabilities that may arise post-closing; and

•	various other risks associated with the combined organization and the mergers, including the risks described in the section entitled “Risk Factors” in this information statement/prospectus.

The foregoing information is not intended to be exhaustive, but summarizes the material factors considered by the Obsidian Board in its consideration of the merger agreement and the transactions. The Obsidian Board concluded that the benefits, advantages and opportunities of a potential transaction outweighed the uncertainties and risks described above. After considering these and other factors, the Obsidian Board unanimously approved the merger agreement, the Obsidian merger and the other transactions.

Unaudited Financial Projections

Neither Galera nor Obsidian, as a matter of course, makes public long-term forecasts or internal projections as to future performance, revenues, earnings, expenses or other financial or operating results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the evaluation of the transactions, Obsidian prepared and provided to Galera in April 2026 unaudited internal financial information consisting of a cash burn summary for the 2026 financial year (such information, presented below in summarized form, the “Financial Projections”). The Financial Projections reflect a summary presentation of Obsidian’s expected cash expenditures for fiscal year 2026, based on certain assumptions regarding Obsidian’s planned clinical development activities, anticipated manufacturing and development expenditures, and expected research and development, general and administrative and personnel-related costs for that period. The Financial Projections consist solely of a cash burn summary for fiscal year 2026, as Obsidian does not prepare longer-term or full income statement projections in the ordinary course given the early-stage nature of its business and the inherent uncertainty in forecasting revenues and operating results.

The inclusion of the Financial Projections in this information statement/prospectus should not be regarded as an indication that any of Galera, Obsidian, their respective affiliates, officers, directors, advisors, other representatives, or any other recipient of the Financial Projections considered, or now considers, such Financial Projections to be predictive of actual future performance or events, or that they should be construed as financial guidance, and such Financial Projections should not be relied on as such. Accordingly, the Financial Projections are not included in this information statement/prospectus to influence any person’s views on the mergers and are summarized in this information statement/prospectus solely to provide access to information that was provided to the Galera Board to assist in its analysis of the transactions.

The Financial Projections were prepared solely for internal use and are subjective in many respects. While presented with numeric specificity, the Financial Projections reflect numerous estimates and assumptions made at the time the Financial Projections were prepared that are inherently uncertain and many of which are beyond the control of Obsidian’s management. The Financial Projections are subject to various risks, including, among others, the effect of future regulatory or legislative actions on Obsidian or the industry in which it operates, the potential impact of the announcement or consummation of the transactions on Obsidian’s business and employee relationships, changes in the general economic environment, or social or political conditions, that could affect Obsidian’s business, potential liability resulting from pending or future litigation and the uncertainties, costs and risks involved in Obsidian’s operations, including the matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 1 and 24, respectively, of this information statement/prospectus.

The Financial Projections reflect both assumptions as to certain business decisions that are subject to change and, in many respects, personal judgment, and thus are susceptible to multiple interpretations and, in the ordinary course, would be expected to undergo periodic revisions based on actual experience and business developments. None of Galera, Obsidian or their respective affiliates, officers, directors, advisors or other representatives can give assurance that the Financial Projections and the underlying estimates and assumptions will be realized. The Financial Projections constitute “forward-looking statements” and actual results may differ materially and adversely from those set forth below.

The Financial Projections were not prepared with a view toward public disclosure. The Financial Projections do not take into account any circumstances or events occurring after the date they were prepared and neither Galera nor Obsidian can give assurance that, had the Financial Projections been prepared either as of the date of the merger agreement or as of the date of this information statement/prospectus, similar estimates and assumptions would be used.

The Financial Projections do not take into account all of the possible financial and other effects of the transactions on Galera or Obsidian, the effect on Galera or Obsidian of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the transactions. Further, the Financial Projections do not take into account the effect on Galera or Obsidian of any possible failure of the transactions to occur. None of Galera or Obsidian or any of their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Galera stockholder or Obsidian stockholder or other person regarding Obsidian’s ultimate performance compared to the information contained in the Financial Projections or that the Financial Projections will be achieved. The inclusion of the Financial Projections herein should not be deemed an admission or representation by Galera, Obsidian, their respective affiliates, officers, directors, advisors or other representatives or any other person that it is viewed as material information of Galera or Obsidian, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the Financial Projections included below is not being included in this information statement/prospectus in order to influence the decision of any Galera stockholder or Obsidian stockholder to take any action relating to the transactions.

The Financial Projections were not prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. KPMG LLP has not audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the Financial Projections and, accordingly, KPMG LLP expresses no opinion or any other form of assurance on such information or its achievability, and assumes no responsibility for, and disclaims any association with, the prospective financial information with respect thereto. The reports of KPMG LLP which are included in this information statement/prospectus relate to historical financial information of Obsidian and Galera, respectively, and such reports do not extend to the Financial Projections and should not be read to do so.

The Financial Projections include non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP, and non-GAAP financial measures used by Obsidian may not be comparable to one another or to similarly titled measures used by other companies. The SEC rules that would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure do not apply to non-GAAP financial measures provided to a board of directors or a financial advisor in connection with a proposed business combination transaction such as the transactions if the disclosure is included in a document such as this information statement/prospectus. Accordingly, Obsidian is not presenting a reconciliation of the financial measures included in the Financial Projections to the relevant GAAP financial measures in this information statement/prospectus.

In light of the foregoing, as well as the uncertainties inherent in any forecasted information, Galera stockholders and Obsidian stockholders are cautioned not to place undue reliance on such information, and each of Galera and Obsidian caution you that the Financial Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Galera and Obsidian, as applicable, contained elsewhere in this information statement/prospectus.

$m	26Q1	26Q2	26Q3	26Q4	FY26
Clinical Trial & Product Supply	$6.9	$11.7	$20.6	$22.0	$61.2
R&D Non-Staff	$3.6	$5.0	$3.4	$5.8	$17.8
SG&A Non-Staff	$4.1	$3.8	$8.3	$5.2	$21.4
Staff Costs(1)	$8.7	$9.5	$10.0	$9.8	$38.0
Total OpEx	$23.3	$30.0	$42.3	$42.8	$138.4
Total Working Capital Adj.	$0.3	$6.0	$(5.5)	$(5.9)	$(5.1)
Interest Income	$(0.6)	$(0.2)	$—	$—	$(0.8)
Cash Burn	$23.0	$35.8	$36.8	$36.9	$132.5
Start of Period Cash	$80.5	$57.5	$21.7	$(15.1)	$80.5
End of Period Cash	$57.6	$21.7	$(15.0)	$(52.0)	$(52.0)

(1)	26YE Headcount: 113 FTEs

Interests of Obsidian’s Directors and Executive Officers in the Obsidian Merger

In considering the recommendation of the Obsidian Board with respect to approving the Obsidian merger, stockholders should be aware that certain of Obsidian’s directors and executive officers have interests in the Obsidian merger that are different from, or in addition to, the interests of Obsidian stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The Obsidian Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the merger agreement and the Obsidian merger, and to recommend that the Obsidian stockholders approve the Obsidian merger as contemplated by this information statement/prospectus.

Ownership Interests

As of May 19, 2026, Obsidian’s non-employee directors and executive officers beneficially owned, in the aggregate, approximately 0.01% of the shares of Obsidian capital stock, which for purposes of this subsection excludes any Obsidian shares issuable upon exercise of Obsidian stock options held by such individuals. Such shares of Obsidian capital stock will be converted into shares of Parent common stock at the Obsidian merger effective time. Each of Obsidian’s officers, directors and affiliated stockholders have also entered into a support agreement in connection with the merger agreement. For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Mergers—Support Agreements” beginning on page 169 of this information statement/prospectus.

Stock Options

Obsidian’s directors and executive officers currently hold options to purchase shares of Obsidian common stock. Each option to purchase shares of Obsidian common stock outstanding immediately prior to the Obsidian merger effective time shall automatically without any further action on the part of Parent, Merger Sub 1, Obsidian or any holder of an Obsidian option, be converted, at the Obsidian merger effective time, into an option to acquire, on the same terms and conditions (including the same vesting and exercisability terms and conditions) as were applicable under the Obsidian Therapeutics, Inc. 2016 Stock Option and Grant Plan, as amended (the “Obsidian 2016 Plan”) and the option agreement applicable to such Obsidian option immediately prior to the Obsidian merger effective time, the number of shares of Parent common stock determined by multiplying the number of shares of Obsidian common stock subject to such Obsidian option immediately prior to the Obsidian merger effective time by the Obsidian exchange ratio (as defined in the merger agreement), rounding down to the nearest whole number of shares, at a per share exercise price determined by dividing the per share exercise price of such Obsidian option immediately prior to the Obsidian merger effective time by the Obsidian exchange ratio, rounding up to the nearest whole cent. As of the Obsidian merger effective time, Parent will assume the Obsidian 2016 Plan.

The following table details the outstanding options held by Obsidian’s directors and executive officers as of May 19, 2026.

Executive Officers	Shares of Common Stock Underlying Options (#)	Volume Weighted Average Option Exercise Price ($)
Madan Jagasia, M.D., M.S.	12,010,014	0.78
Julie Feder	3,003,941	0.78
Parameswaran Hari, M.D.	3,005,979	0.78
Dana Alexander, M.B.A.	2,674,851	0.78
Non-Employee Directors
Maria Fardis, Ph.D.	1,222,500	0.78
Peter Barrett, Ph.D.	—	—
Raymond Camahort, Ph.D.	—	—
Caridad Chester	—	—
Heidi Hagen, M.B.A.	517,500	0.78
Matthew Norkunas, M.D., M.B.A.	231,563	0.78
Robert Ross, M.D.	517,500	0.76

Management Following the Mergers

As described elsewhere in this information statement/prospectus, including in the section titled “Information Regarding Parent—Governance—Officers” beginning on page 307 of this information statement/prospectus, all of Obsidian’s executive officers are expected to become the executive officers of the combined company upon the closing of the mergers, in connection with which they may enter into employment agreements and/or be covered by a severance plan comparable to those of applicable executive officers of a publicly traded company, which arrangements will supersede and replace existing offer letters and severance and change in control agreements with Obsidian’s executive officers, as disclosed in greater detail under “Executive Compensation of Obsidian—Employment Arrangements with Named Executive Officers” beginning on page 289 of this information statement/prospectus. Ms. Feder entered into an offer letter and Severance and Change in Control Agreement with Obsidian on the same terms as Mr. Alexander and Dr. Hari as described under “Executive Compensation of Obsidian—Employment Arrangements with Named Executive Officers” beginning on page 289 of this information statement/prospectus.

Indemnification and Insurance

For a discussion of the indemnification and insurance provisions related to the Obsidian directors and officers under the merger agreement, please see the section titled “The Merger Agreement—Indemnification of Directors and Officers” beginning on page 167 of this information statement/prospectus.

Compensation Committee Interlocks and Insider Participation

In connection with the closing of the mergers, Parent’s Board is expected to select members of the compensation committee. Each member of the compensation committee is expected to be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. None of the proposed executive officers of Parent serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on Parent’s Board or compensation committee following the completion of the mergers.

Non-Employee Director Compensation

During the fiscal year ended December 31, 2025, Obsidian did not have a formal non-employee director compensation program; however, in the fiscal year ended December 31, 2025, Dr. Fardis received $50,000 in cash compensation for her services as chairperson of the Obsidian Board, Ms. Hagen and Dr. Ross each received $25,000 in cash compensation for service as an independent director and Dr. Norkunas received $35,000 in cash compensation for service as an independent director and chair of the audit committee of the Obsidian Board. Pursuant to offer letters with Obsidian, each of the independent non-employee directors received an option to purchase 180,000 shares of Obsidian common stock in connection with his or her appointment to the Obsidian Board, which options vest in equal quarterly installments over four years from the date the director joined the Obsidian Board. None of Obsidian’s non-employee directors received equity awards from Obsidian in the fiscal year ended 2025 but all outstanding Obsidian stock options held by the non-employee directors with a per share exercise price above $0.78 were repriced to have a per share exercise price equal to $0.78 as part of a company-wide option repricing in June 2025.

Opinion of Galera’s Financial Advisor

As stated above, pursuant to the Lucid Engagement Letter, Galera retained Lucid to render an opinion to the Galera Board as to the fairness of the Galera exchange ratio and the Obsidian exchange ratio (together, for purposes of this section, the “Exchange Ratio”), each as of the date of the Lucid Opinion and from a financial point of view, to the holders of Galera common stock. On April 13, 2026, at the request of the Galera Board, Lucid rendered an oral opinion, subsequently confirmed by delivery of the Lucid Opinion, dated April 13 2026, to the Galera Board, that the Exchange Ratio was fair, from a financial point of view, to the holders of Galera common stock as of the date of the Lucid Opinion and based upon the various assumptions, qualifications and limitations set forth therein.

The full text of the Lucid Opinion is attached as Appendix C to this information statement/prospectus and is incorporated by reference. Galera encourages its stockholders to read the Lucid Opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Lucid. The summary of the Lucid Opinion set forth herein is qualified by reference to the full text of the Lucid Opinion. The Lucid Opinion is not a recommendation to the Galera Board or to any Galera stockholder to take any action in connection with the mergers or otherwise.

In connection with the Lucid Opinion, Lucid took into account an assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuations generally and, among other things:

•	Reviewed a draft of the merger agreement, dated April 13, 2026;

•	Reviewed and analyzed certain publicly available financial and other information for each of Galera and Obsidian;

•	Discussed with certain members of the management of Galera the historical and current business operations, financial condition and prospects of Galera and Obsidian;

•

Reviewed and analyzed certain operating results of Obsidian as compared to operating results and the reported price and trading histories of certain publicly traded companies that Lucid deemed relevant;

•	Reviewed and analyzed certain financial terms of the merger agreement as compared to the publicly available financial terms of certain selected business combinations that Lucid deemed relevant;

•	Reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that Lucid deemed relevant; and

•

Reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as Lucid deemed relevant for the purposes of the Lucid Opinion.

In conducting Lucid’s review and arriving at the Lucid Opinion, Lucid has, with Galera’s consent, assumed and relied upon the accuracy and completeness of all financial and other information provided to or discussed with Lucid by Galera and Obsidian, respectively (or their respective employees, representatives or affiliates), or which is publicly available or was otherwise reviewed by Lucid. Lucid has not undertaken any responsibility for the accuracy, completeness or reasonableness of, or conducted independent verification of, such information. Lucid has, with Galera’s consent, relied upon the assumption that all information provided to Lucid by Galera and Obsidian is accurate and complete in all material respects.

Lucid has expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Lucid Opinion of which Lucid becomes aware after the date of the Lucid Opinion. Lucid assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Galera or Obsidian since the date of the last financial statements made available to Lucid. Lucid has not obtained any independent evaluations, valuations or appraisals of the assets or liabilities of Galera or Obsidian, nor has Lucid been furnished with such materials. In addition, Lucid has not evaluated the solvency or fair value of Galera or Obsidian under any state or federal laws relating to bankruptcy, insolvency or similar matters. The Lucid Opinion does not address any legal, regulatory, tax or accounting matters related to the mergers, as to which Lucid has assumed that Galera and the Galera Board have received advice from legal, regulatory, tax and accounting advisors as each has determined appropriate. The Lucid Opinion addresses only the fairness of the Exchange Ratio, as of the date of the Lucid Opinion and from a financial point of view, to the holders of Galera common stock. Lucid expresses no view as to any other aspect or implication of the mergers or any other agreement or arrangement entered into in connection with the mergers. The Lucid Opinion is necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Lucid on the date of the Lucid Opinion. It should be understood that although subsequent developments may affect the Lucid Opinion, Lucid does not have any obligation to update, revise or reaffirm the Lucid Opinion and Lucid expressly disclaims any responsibility to do so.

Lucid did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering the Lucid Opinion, Lucid assumed with Galera’s consent that, except as would not be in any way meaningful to Lucid’s analysis, the representations and warranties of each party contained in the merger agreement were true and correct in all respects, that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the mergers will be satisfied without waiver or amendment of any term or condition thereof. Lucid assumed that the final form of the merger agreement would be substantially similar to the last draft reviewed by Lucid. Lucid also assumed that all governmental, regulatory and other consents and approvals contemplated by the merger agreement or otherwise required for the transactions will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on Galera, Obsidian or the contemplated benefits of the mergers. Lucid has assumed that the mergers will be consummated in a manner that complies with the applicable provisions of the Securities Act and the Exchange Act, and all other applicable federal and state statutes and the rules and regulations promulgated thereunder.

For purposes of rendering the Lucid Opinion, Lucid has, with Galera’s consent, assumed that (i) prior to the closing of the mergers, Galera will receive approximately $350.0 million in proceeds from the concurrent financing, (ii) at the Galera merger effective time, each share of Galera common stock outstanding shall be converted to the right to receive a number of shares of Parent common stock determined using the Galera exchange ratio, (iii) at the Obsidian merger effective time, each share of Obsidian common stock outstanding shall be converted to the right to receive a number of shares of Parent common stock determined using the Obsidian exchange ratio, (iv) for the purpose of the Lucid Opinion, Lucid assumed the “Exchange Ratio” to be comprised of the Galera exchange ratio and the Obsidian exchange ratio, (v) Lucid, with the approval of Galera and its advisors, understood the Exchange Ratio would be determined post-signing and utilized the implied Exchange Ratio set forth in its presentation and (vi) upon closing of the mergers, former Galera securityholders (other than investors in the concurrent financing, former Obsidian securityholders and investors in the concurrent financing (assuming proceeds from the concurrent financing of $350 million)) will own approximately 1.8%, 53.2% and 45.0% of the outstanding shares of Parent common stock, respectively, in each case, calculated on a fully diluted basis, using the treasury stock method.

It is understood that the Lucid Opinion is intended for the benefit and use of the Galera Board in its consideration of the financial terms of the mergers and, except as set forth in the Engagement Letter, may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without Lucid’s prior written consent, unless pursuant to applicable law or regulations or required by other regulatory authority by the order or ruling of a court or administrative body, except that the Lucid Opinion may be included in its entirety in any filing related to the mergers to be filed with the SEC and the information statement/prospectus to be mailed to Galera’s stockholders. The Lucid Opinion does not constitute a recommendation to the Galera Board of whether or not to approve the mergers or to any Galera stockholder or any other person to take any action in connection with the mergers or otherwise. The Lucid Opinion does not address Galera’s underlying business decision to proceed with the mergers or the relative merits of the mergers compared to other alternatives that might be available to Galera. Lucid expressed no opinion as to the prices or ranges of prices at which the securities of any person, including Galera, will trade at any time, including following the announcement or consummation of the mergers. Lucid has not been requested to opine as to, and the Lucid Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the mergers, or any class of such persons, relative to the compensation to be paid to Galera or Obsidian stockholders in connection with the mergers or with respect to the fairness of any such compensation.

The Lucid Opinion may not be published or otherwise used or referred to, nor will any public reference to Lucid be made, without Lucid’s prior written consent.

Principal Financial Analyses

The following is a summary of the principal financial analyses performed by Lucid to arrive at the Lucid Opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Lucid performed certain procedures, including each of the financial analyses described below, and reviewed with the Galera Board the assumptions on which such analyses were based and other factors, including the historical financial results of Galera and Obsidian.

Obsidian Valuation

Analysis of Selected Initial Public Offering Transactions – Cell Therapy Companies

Lucid reviewed certain publicly available information for the initial public offerings (“IPOs”) of 12 cell therapy-focused biopharmaceutical companies that have completed an IPO since February 2021 and whose lead product at the time of IPO was in clinical stage of development. Although the companies referred to below were used for comparison purposes, none of these companies are directly comparable to Obsidian. Accordingly, the analysis involves considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies. These companies, which are referred to as the “Selected Precedent IPO – Cell Therapy Companies,” were:

•	Artiva Biotherapeutics

•	Kyverna Therapeutics

•	Turnstone Biologics

•	Arcellx, Inc.

•	Immix Biopharma

•	MiNK Therapeutics

•	In8bio

•	Caribou Biosciences

•	Talaris Therapeutics

•	Instil Bio

•	Longeveron

•	Immunocore

The total enterprise value at IPO is defined as the pre-money equity value plus indebtedness, liquidation value of preferred stock and non-controlling interest, minus cash and cash equivalents, in each case at the time of the applicable IPO. The Selected Precedent IPO – Cell Therapy Companies had total enterprise values between $21.1 million and $1.9 billion. Lucid derived a median total enterprise value of $332.2 million for the Selected Precedent IPO – Cell Therapy Companies. Using the 25th percentile and the 75th percentile of the enterprise values, Lucid then derived a range of implied total equity values for Obsidian by adding $57.6 million in net cash at closing, resulting in a range of approximately $194.3 million to $543.4 million. Lucid then compared that figure to the Obsidian Equity Value (as defined in the merger agreement) of $413.5 million.

Selected Precedent IPO Companies – Cell Therapy Companies

Filing Date	Issuer	Enterprise Value ($M)
7/18/2024	Artiva Biotherapeutics	$65.8
2/7/2024	Kyverna Therapeutics	521.6
7/21/2023	Turnstone Biologics	137.1
2/8/2022	Arcellx, Inc.	275.1

Filing Date	Issuer	Enterprise Value ($M)
12/20/2021	Immix Biopharma	21.1
10/19/2021	MiNK Therapeutics	415.6
8/3/2021	In8bio	135.5
7/27/2021	Caribou Biosciences	473.8
5/6/2021	Talaris Therapeutics	391.4
3/23/2021	Instil Bio	1,954.5
2/12/2021	Longeveron	160.6
2/9/2021	Immunocore	700.9

Analysis of Selected Initial Public Offering Transactions – Solid Tumor Companies

Lucid reviewed certain publicly available information for the IPOs of 36 solid tumor-focused biopharmaceutical companies that have completed an IPO since January 2021 and whose lead product at the time of IPO was in clinical stage of development. Although the companies referred to below were used for comparison purposes, none of these companies are directly comparable to Obsidian. Accordingly, the analysis involves considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies. These companies, which are referred to as the “Selected Precedent IPO Companies – Solid Tumor Companies,” were:

•	Eikon Therapeutics

•	Aktis Oncology

•	Kairos Pharma

•	Bicara Therapeutics

•	Actuate Therapeutics

•	OS Therapies

•	Boundless Bio

•	Adagene

•	ArriVent BioPharma

•	CG Oncology

•	Turnstone Biologics

•	Intensity Therapeutics

•	Genelux

•	Acrivon Therapeutics

•	MAIA Biotechnology

•	Nuvectis Pharma, Inc.

•	Immix Biopharma

•	Genenta Science

•	IO Biotech

•	Aura Biosciences

•	Context Therapeutics

•	Xilio Therapeutics

•	MiNK Therapeutics

•	RenovoRx

•	In8bio

•	Candel Therapeutics

•	Erasca, Inc.

•	Elevation Oncology

•	Cyteir Therapeutics

•	Day One Biopharmaceuticals

•	Instil Bio

•	Immunocore

•	Evaxion Biotech

•	Bolt Biotherapeutics

•	Sensei Biotherapeutics

•	Cullinan

The total enterprise value at IPO is defined as the pre-money equity value plus indebtedness, liquidation value of preferred stock and non-controlling interest, minus cash and cash equivalents, in each case at the time of the applicable IPO. The Selected Precedent IPO – Solid Tumor Companies had total enterprise values between $21.1 million and $1.9 billion. Lucid derived a median total enterprise value of $207.0 million for the Selected Precedent IPO Companies – Solid Tumor Companies. Using the 25th percentile and the 75th percentile of the enterprise values, Lucid then derived a range of implied total equity values for Obsidian by adding $57.6 million in net cash at closing, resulting in a range of approximately $175.2 million to $467.7 million. Lucid then compared that figure to the Obsidian Equity Value (as defined in the merger agreement) of $413.5 million.

Selected Precedent IPO Companies – Solid Tumor Companies

Filing Date	Issuer	Enterprise Value ($M)
2/6/2026	Eikon Therapeutics	$264.5
1/12/2026	Aktis Oncology	359.6
9/17/2024	Kairos Pharma	45.9
9/13/2024	Bicara Therapeutics	412.8
8/13/2024	Actuate Therapeutics	137.0
8/2/2024	OS Therapies	90.5
4/2/2024	Boundless Bio	135.1
2/9/2024	Adagene	786.1
1/30/2024	ArriVent BioPharma	250.1
1/29/2024	CG Oncology	639.0
7/21/2023	Turnstone Biologics	137.1
7/5/2023	Intensity Therapeutics	49.9
1/30/2023	Genelux	150.5
11/17/2022	Acrivon Therapeutics	89.6
8/1/2022	MAIA Biotechnology	35.0
2/8/2022	Nuvectis Pharma, Inc.	41.8
12/20/2021	Immix Biopharma	21.1
12/17/2021	Genenta Science	137.6

Filing Date	Issuer	Enterprise Value ($M)
11/9/2021	IO Biotech	242.8
11/2/2021	Aura Biosciences	240.3
10/22/2021	Context Therapeutics	25.6
10/22/2021	Xilio Therapeutics	218.8
10/19/2021	MiNK Therapeutics	415.6
8/30/2021	RenovoRx	62.0
8/3/2021	In8bio	135.5
7/29/2021	Candel Therapeutics	126.6
7/20/2021	Erasca, Inc.	1,364.6
6/24/2021	Elevation Oncology	195.2
6/22/2021	Cyteir Therapeutics	403.0
6/1/2021	Day One Biopharmaceuticals	652.0
3/23/2021	Instil Bio	1,954.5
2/9/2021	Immunocore	700.9
2/4/2021	Evaxion Biotech	151.7
2/4/2021	Bolt Biotherapeutics	437.6
2/3/2021	Sensei Biotherapeutics	383.4
1/12/2021	Cullinan	409.2

Analysis of Selected Publicly Traded Companies – Cell Therapy Companies

Lucid reviewed certain publicly available data for 18 publicly traded cell therapy-focused biopharmaceutical companies with lead candidates in clinical stage development that share similar business characteristics to Obsidian (referred to as the “Selected Publicly Traded Companies – Cell Therapy Companies”). In selecting these companies, Lucid focused on comparable companies reporting cash balances exceeding $75 million, aligning with Obsidian’s expected cash balance of $57.6 million at closing which Lucid considered generally indicative of companies with sufficient capital to support clinical-stage development, and broadly comparable to Obsidian’s expected cash balance of $407.6 million at closing (inclusive of the $350.0 million concurrent financing). Although the companies referred to below were used for comparison purposes, none of those companies is directly comparable to Obsidian. Accordingly, the analysis involves considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies. The total enterprise values are based on closing stock prices on April 13, 2026. The Selected Publicly Traded Companies were:

•	Adicet Bio, Inc.

•	Allogene Therapeutics, Inc.

•	Arcellx, Inc.

•	Artiva Biotherapeutics, Inc.

•	Cabaletta Bio, Inc.

•	Capricor Therapeutics, Inc.

•	Caribou Biosciences, Inc.

•	Cartesian Therapeutics, Inc.

•	Fate Therapeutics, Inc.

•	Immatics N.V.

•	Immix Biopharma, Inc.

•	Iovance Biotherapeutics, Inc.

•	Kyverna Therapeutics, Inc.

•	Lyell Immunopharma, Inc.

•	Nkarta, Inc.

•	ProKidney Corp.

•	Protara Therapeutics, Inc.

•	Sana Biotechnology, Inc.

The Selected Publicly Traded Companies – Cell Therapy Companies had total enterprise values between negative $113.0 million and $6.8 billion. Lucid derived a median total enterprise value of $253.3 million for the Selected Publicly Traded Companies – Cell Therapy Companies. Using the 25th percentile and the 75th percentile of the enterprise values, Lucid then derived a range of implied total equity values for Obsidian by adding $57.6 million in net cash at closing, resulting in a range of approximately $94.0 million to $719.9 million. Lucid then compared that figure to the Obsidian Equity Value (as defined in the merger agreement) of $413.5 million.

Selected Publicly Traded Companies – Cell Therapy Companies

Company Name	Enterprise Value ($M)
Arcellx, Inc.	$6,289.4
Capricor Therapeutics, Inc.	1,668.3
Iovance Biotherapeutics, Inc.	1,127.3
Immatics N.V.	906.6
Sana Biotechnology, Inc.	718.3
Allogene Therapeutics, Inc.	494.5
Immix Biopharma, Inc.	411.2
Kyverna Therapeutics, Inc.	318.9
Lyell Immunopharma, Inc.	283.9
Cabaletta Bio, Inc.	222.6
Protara Therapeutics, Inc.	118.7
Artiva Biotherapeutics, Inc.	69.5
Caribou Biosciences, Inc.	49.6
Cartesian Therapeutics, Inc.	32.1
ProKidney Corp.	6.8
Fate Therapeutics, Inc.	(51.4)
Adicet Bio, Inc.	(90.3)
Nkarta, Inc.	(113.0)

Analysis of Selected Publicly Traded Companies – Solid Tumor Companies

Lucid reviewed certain publicly available data for 39 publicly traded solid tumor-focused biopharmaceutical companies with lead candidates in clinical stage development that share similar business characteristics to Obsidian (referred to as the “Selected Publicly Traded Companies – Solid Tumor Companies”). In selecting these companies, Lucid focused on comparable companies reporting cash balances exceeding $75 million, aligning with Obsidian’s anticipated cash balance of $57.6 million at closing which Lucid considered generally indicative of companies with sufficient capital to support clinical-stage development, and broadly comparable to Obsidian’s expected cash balance of $407.6 million at closing (inclusive of the $350.0 million concurrent financing). Although the companies referred to below were used for comparison purposes, none of those companies is directly comparable to Obsidian. Accordingly, the analysis involves considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies. The total enterprise values are based on closing stock prices on April 13, 2026. The Selected Publicly Traded Companies were:

•	Acrivon Therapeutics, Inc.

•	Adagene Inc.

•	Adlai Nortye Ltd.

•	Aktis Oncology, Inc.

•	ALX Oncology Holdings Inc.

•	ArriVent BioPharma, Inc.

•	Aura Biosciences, Inc.

•	Bicara Therapeutics Inc.

•	Black Diamond Therapeutics, Inc.

•	BridgeBio Oncology Therapeutics, Inc.

•	Candel Therapeutics, Inc.

•	Celcuity Inc.

•	CG Oncology, Inc.

•	Compass Therapeutics, Inc.

•	Compugen Ltd.

•	Cullinan Therapeutics, Inc.

•	CytomX Therapeutics, Inc.

•	Eikon Therapeutics, Inc.

•	Erasca, Inc.

•	Foghorn Therapeutics Inc.

•	IDEAYA Biosciences, Inc.

•	Immatics N.V.

•	Immuneering Corporation

•	Immunome, Inc.

•	Inhibrx Biosciences, Inc.

•	Iovance Biotherapeutics, Inc.

•	Janux Therapeutics, Inc.

•	NovaBridge Biosciences

•	Nuvalent, Inc.

•	Olema Pharmaceuticals, Inc.

•	ORIC Pharmaceuticals, Inc.

•	Perspective Therapeutics, Inc.

•	PMV Pharmaceuticals, Inc.

•	Protara Therapeutics, Inc.

•	Relmada Therapeutics, Inc.

•	Tango Therapeutics, Inc.

•	Tyra Biosciences, Inc.

•	Xilio Therapeutics, Inc.

•	Zentalis Pharmaceuticals, Inc.

The Selected Publicly Traded Companies – Solid Tumor Companies had total enterprise values between negative $88.6 million and $6.8 billion. Lucid derived a median total enterprise value of $490.7 million for the Selected Publicly Traded Companies – Solid Tumor Companies. Using the 25th percentile and the 75th percentile of the enterprise values, Lucid then derived a range of implied total equity values for Obsidian by adding $57.6 million in net cash at closing, resulting in a range of approximately $174.6 million to $1.1 billion. Lucid then compared that figure to the Obsidian Equity Value (as defined in the merger agreement) of $413.5 million.

Selected Publicly Traded Companies – Solid Tumor Companies

Company Name	Enterprise Value ($M)
Nuvalent, Inc.	$6,779.8
Celcuity Inc.	5,700.1
CG Oncology, Inc.	4,977.1
Erasca, Inc.	4,635.1
Tango Therapeutics, Inc.	2,733.2
IDEAYA Biosciences, Inc.	2,242.7
Immunome, Inc.	1,905.6
Tyra Biosciences, Inc.	1,662.7
Iovance Biotherapeutics, Inc.	1,129.4
Inhibrx Biosciences, Inc.	1,107.8
Immatics N.V.	906.6
Olema Pharmaceuticals, Inc.	886.0
ArriVent BioPharma, Inc.	871.3
Bicara Therapeutics Inc.	862.1
CytomX Therapeutics, Inc.	812.0
ORIC Pharmaceuticals, Inc.	762.2
Aktis Oncology, Inc.	731.7
Compass Therapeutics, Inc.	727.6
Relmada Therapeutics, Inc.	521.1
Cullinan Therapeutics, Inc.	484.6
Perspective Therapeutics, Inc.	352.5
Adlai Nortye Ltd.	302.7
Aura Biosciences, Inc.	299.0
BridgeBio Oncology Therapeutics, Inc.	290.8
Eikon Therapeutics, Inc.	198.4
Immuneering Corporation	195.7
Candel Therapeutics, Inc.	184.1
Zentalis Pharmaceuticals, Inc.	148.5
Protara Therapeutics, Inc.	118.7
Compugen Ltd.	115.3
Adagene Inc.	114.0
NovaBridge Biosciences	66.7

Company Name	Enterprise Value ($M)
Foghorn Therapeutics Inc.	66.4
ALX Oncology Holdings Inc.	38.7
Black Diamond Therapeutics, Inc.	27.2
PMV Pharmaceuticals, Inc.	(40.9)
Acrivon Therapeutics, Inc.	(56.2)
Janux Therapeutics, Inc.	(60.2)
Xilio Therapeutics, Inc.	(88.6)
Nuvalent, Inc.	$6,779.8
Celcuity Inc.	5,700.1
CG Oncology, Inc.	4,977.1
Erasca, Inc.	4,635.1
Tango Therapeutics, Inc.	2,733.2
IDEAYA Biosciences, Inc.	2,242.7
Immunome, Inc.	1,905.6
Tyra Biosciences, Inc.	1,662.7
Iovance Biotherapeutics, Inc.	1,129.4
Inhibrx Biosciences, Inc.	1,107.8
Immatics N.V.	906.6
Olema Pharmaceuticals, Inc.	886.0
ArriVent BioPharma, Inc.	871.3
Bicara Therapeutics Inc.	862.1
CytomX Therapeutics, Inc.	812.0
ORIC Pharmaceuticals, Inc.	762.2
Aktis Oncology, Inc.	731.7
Compass Therapeutics, Inc.	727.6
Relmada Therapeutics, Inc.	521.1
Cullinan Therapeutics, Inc.	484.6
Perspective Therapeutics, Inc.	352.5
Adlai Nortye Ltd.	302.7
Aura Biosciences, Inc.	299.0
BridgeBio Oncology Therapeutics, Inc.	290.8
Eikon Therapeutics, Inc.	198.4
Immuneering Corporation	195.7
Candel Therapeutics, Inc.	184.1

Selected Precedent M&A Transactions – Cell Therapy Companies

Lucid reviewed certain publicly available information for 9 merger transactions involving cell therapy-focused biopharmaceutical companies with lead candidate in clinical development (referred to as the “Selected Precedent M&A Transactions – Cell Therapy Companies”). Although the precedent transactions referred to below were used for comparison purposes, none of the target companies is directly comparable to Obsidian. Accordingly, the analysis involves considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the merger value of such transactions. Lucid reviewed the total enterprise values of the target companies, including potential future milestone payments. These transactions, including the date each was closed, were as follows below.

The Selected Precedent M&A Transactions – Cell Therapy Companies had total enterprise values between $70.0 million and $3.1 billion. Lucid derived a median total enterprise value of $509.0 million for the Selected Precedent M&A Transactions – Cell Therapy Companies. Using the 25th percentile and the 75th percentile of the enterprise values, Lucid then derived a range of implied total enterprise values for Obsidian by adding $57.6 million in net cash at closing, resulting in a range of approximately $352.6 million to $1.0 billion. Lucid then compared that figure to the Obsidian Equity Value (as defined in the merger agreement) of $413.5 million.

Selected Precedent M&A Transactions – Cell Therapy Companies

Closed Date	Target	Acquirer	Implied Enterprise Value ($M)
12/29/2025	Halda Therapeutics	Johnson & Johnson	$3,050.0
5/20/2025	EsoBiotec B.V.	AstraZeneca	425.0
1/7/2025	Poseida Therapeutics	Roche Holdings	1,038.5
10/31/2024	ImmPACT Bio	Lyell Immunopharma	93.7
2/22/2024	Gracell Biotechnologies	AstraZeneca	970.0
11/22/2023	T3 Pharma	Boehringer Ingelheim	509.0
7/11/2022	ViaCyte	Vertex Pharmaceuticals	295.0
10/19/2021	TeneoBio	Amgen	900.0
5/4/2021	Kuur Therapeutics	Athenex	70.0

Selected Precedent M&A Transactions – Solid Tumor Companies

Lucid reviewed certain publicly available information for 22 merger transactions involving solid tumor-focused biopharmaceutical companies with had a lead candidate in clinical development (referred to as the “Selected Precedent M&A Transactions – Solid Tumor Companies”). Although the precedent transactions referred to below were used for comparison purposes, none of the target companies is directly comparable to Obsidian. Accordingly, the analysis involves considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the merger value of such transactions. Lucid reviewed the total enterprise values of the target companies, including potential future milestone payments. These transactions, including the date each was closed, were as follows below.

The Selected Precedent M&A Transactions – Solid Tumor Companies had total enterprise values between $78.0 million and $3.1 billion. Lucid derived a median total enterprise value of $847.5 million for the Selected Precedent M&A Transactions – Solid Tumor Companies. Using the 25th percentile and the 75th percentile of the enterprise values, Lucid then derived a range of implied total enterprise values for Obsidian by adding $57.6 million in net cash at closing, resulting in a range of approximately $251.4 million to $1.7 billion. Lucid then compared that figure to the Obsidian Equity Value (as defined in the merger agreement) of $413.5 million.

Selected Precedent M&A Transactions – Solid Tumor Companies

Closed Date	Target	Acquirer	Implied Enterprise Value ($M)
12/29/2025	Halda Therapeutics	Johnson & Johnson	$3,050.0
12/18/2025	CureVac	BioNTech	795.0
3/5/2025	Chimerix	Jazz Pharma	677.4
2/24/2025	IDRx	GSK	1,000.0
1/13/2025	Scorpion Therapeutics	Eli Lilly	2,500.0
10/31/2024	ImmPACT Bio	Lyell Immunopharma	93.7
6/4/2024	Fusion	AstraZeneca	1,766.0
4/3/2024	Kinnate Biopharma	XOMA Royalty Corporation	115.3
3/11/2024	Harpoon Therapeutics	Merck	600.0
2/22/2024	Gracell Biotechnologies	AstraZeneca	970.0

Closed Date	Target	Acquirer	Implied Enterprise Value ($M)
12/27/2023	POINT Biopharma	Eli Lilly	1,400.0
12/22/2023	Propella Therapeutics	Astellas Pharma	175.0
11/22/2023	T3 Pharma	Boehringer Ingelheim	509.0
3/8/2023	F-Star Therapeutics	InvoX Pharma	161.0
11/7/2022	Fulgent Pharma LLC	Fulgent Genetics Inc.	100.0
8/17/2022	Turning Point Tx	Bristol Myers Squibb	3,057.6
7/1/2022	Sierra Oncology	GSK	1,656.7
12/10/2021	NBE Therapeutics	Boehringer Ingelheim	1,180.0
11/29/2021	Lengo Therapeutics	Blueprint Medicines	250.0
10/19/2021	TeneoBio	Amgen	900.0
3/4/2021	Five Prime Therapeutics	Amgen	1,900.0
1/8/2021	Oncoceutics	Chimerix	78.0

Galera Valuation

Analysis of Precedent Reverse Merger Transactions

Lucid reviewed certain publicly available information for life sciences reverse merger transactions dating back to January 2018 (referred to as the “Selected Precedent Reverse Merger Transactions”). Although the transactions referred to below were used for comparison purposes, none of these transactions or the companies involved are directly comparable to Galera or Obsidian. Accordingly, the analysis involves considerations and judgments concerning differences in the characteristics of such transactions and the companies involved. Lucid reviewed the total premium to cash delivered to each target, along with other quantitative metrics.

Lucid reviewed the value delivered for the public vehicle (net of cash) from the Selected Precedent Reverse Merger Transactions, which ranged from $0.0 million to $44.0 million. Lucid derived a median value of $11.0 million and 25th and 75th percentiles of $5.0 million and $16.0 million, respectively. In addition, Lucid reviewed the value delivered for the public vehicle (net of cash) from Selected Precedent Reverse Merger Transactions in which the public vehicle delivered less than $10M, and derived a median value of $5.0 million. Lucid also reviewed such values for Selected Precedent Reverse Merger Transactions in which the concurrent financing exceeded $75 million, and derived a median value of $9.0 million. This compares to the premium to net cash given to Galera pursuant to the Merger Agreement of $12.0 million.

Selected Precedent Reverse Merger Transactions

Closed Date	Surviving Company	Public Company	Value Delivered for Public Vehicle Net of Cash ($M)
2/18/2026	Faeth Therapeutics	Sensei Bio (Nasdaq: SNSE)	$9
11/10/2025	Damora Therapeutics	Galecto (Nasdaq: GLTO)	8
10/30/2025	Kadimastem (NewCelX)	NLS Pharmaceuticals (Nasdaq: NLSP)	11
10/1/2025	KE Sdn Bhd (Black Titan Corp)	Titan Pharmaceuticals (Nasdaq: TTNP)	4
8/14/2025	Vyome Therapeutics	ReShape Lifesciences (Nasdaq: RSLS)	10
7/25/2025	Inmagene	Ikena Oncology (Nasdaq: IKNA)	22
7/2/2025	Pelthos Therapeutics	Channel Therapeutics (NYSEAM: CHRO)	15
6/16/2025	Crescent Biopharma	GlycoMimetics (Nasdaq: GLYC)	10
4/28/2025	Jade Biosciences	Aerovate Therapeutics (Nasdaq: AVTE)	8
4/15/2025	Tvardi Therapeutics	Cara Therapeutics (Nasdaq: CARA)	20
3/18/2025	Kalaris Therapeutics	AlloVir (Nasdaq: ALVR)	21

Closed Date	Surviving Company	Public Company	Value Delivered for Public Vehicle Net of Cash ($M)
12/13/2024	Palvella Therapeutics	Pieris Pharmaceuticals (Nasdaq: PIRS)	10
10/22/2024	Opus Genetics	Ocuphire Pharma (Nasdaq: OCUP)	NA
10/17/2024	TuHURA Biosciences	Kintara Therapeutics (Nasdaq: KTRA)	11
10/9/2024	Wex Pharmaceuticals	Virios Therapeutics (Nasdaq: VIRI)	6
9/3/2024	Oruka Therapeutics	ARCA Biopharma (Nasdaq: ABIO)	6
8/12/24	Firefly Neurosciences	WaveDancer (Nasdaq: WAVD)	14
6/20/24	Tetonic Therapeutics	AVROBIO (Nasdaq: AVRO)	13
4/1/2024	Tawsfynydd Therapeutics	Onconova Therapeutics (Nasdaq: ONTX)	11
3/26/2024	Serina Therapeutics	AgeX Therapeutics (Nasdaq: AGE)	6
3/25/2024	Q32 Bio	Homology Medicines (Nasdaq: FIXX)	20
3/21/2024	LENZ Therapeutics	Graphite Bio (Nasdaq: GRPH)	12
3/14/2024	Immunogenx	First Wave BioPharma (FWBI)	15
3/6/2024	Adaptive Phage Therapeutics	Biomx (NYSEAM: PHGE)	NA
12/27/2023	Cyclo Therapeutics (Nasdaq: CYTH)	Applied Molecular Transport (Nasdaq: AMTI)	1
12/18/2023	Neurogene	Neoleukin Therapeutics (Nasdaq: NLTX)	14
11/13/2023	Cartesian Therapeutics	Selecta Biosciences (Nasdaq: RNAC)	13
11/3/2023	Korro Bio	Frequency Therapeutics (Nasdaq: FREQ)	15
10/31/2023	Lung Therapeutics	Aileron Therapeutics (Nasdaq: ALRN)	10
10/16/2023	Notable Labs	Vascular Biogenics Ltd. (Nasdaq: VBLT)	20
9/11/2023	Dianthus Therapeutics	Magenta Therapeutics (Nasdaq: MGTA)	20
8/16/2023	EIP Pharma (CervoMed)	Diffusion Pharmaceuticals (Nasdaq: DFFN)	10
6/29/2023	TeraImmune	Baudax Bio (Nasdaq: BXRX)	3
6/22/2023	Spyre Therapeutics	Aeglea BioTherapeutics (Nasdaq: AGLE)	25
6/1/2023	Elicio Therapeutics	Angion Biomedica (Nasdaq: ANGN)	7
4/22/2023	GRI Bio	Vallon Pharmaceuticals (Nasdaq: VLON)	29
3/20/2023	CalciMedica	Graybug Vision (Nasdaq: GRAY)	15
3/7/2023	Carisma Therapeutics	Sesen Bio (Nasdaq: SESN)	15
2/23/2023	Enliven Therapeutics	Imara (Nasdaq: IMRA)	10
1/9/2023	Catheter Precision, Inc.	Ra Medical Systems (NYSE: RMED)	4
12/29/2022	Disc Medicine	Gemini Therapeutics (Nasdaq: GMTX)	10
12/27/2022	GNI Group (Gyre Therapeutics)	Catalyst Biosciences (Nasdaq: CBIO)	9
12/19/2022	Kineta, Inc.	Yumanity Therapeutics (Nasdaq: YMTX)	26
11/8/2022	ARS Pharmaceuticals	Silverback Therapeutics (Nasdaq: SBTX)	5
9/28/2022	Aceragen, Inc.	Idera Pharmaceuticals (Nasdaq: IDRA)	7
9/15/2022	Lisata Therapeutics (Cend)	Caladrius Biosciences (Nasdaq: CLBS)	25
8/30/2022	Vivani Medical (Nano Precision)	Second Sight Medical (Nasdaq: EYES)	NA
7/5/2022	Syros Pharmaceuticals (Nasdaq: SYRS)	Tyme Technologies (Nasdaq: TYME)	8
5/16/2022	Aprea Therapeutics, Inc.	Atrin Pharmaceuticals (NasdaqGS: APRE)	15
10/24/2021	Quoin Pharmaceuticals, Inc.	Cellect Biotechnology Ltd. (Nasdaq: APOP)	13
8/26/2021	Aadi Bioscience, Inc.	Aerpio Pharmaceuticals, Inc. (Nasdaq: ARPO)	15
8/3/2021	Decoy Biosystems, Inc.	Indaptus Therapeutics (Intec) (Nasdaq: INDP)	10

Closed Date	Surviving Company	Public Company	Value Delivered for Public Vehicle Net of Cash ($M)
7/27/2021	Cytocom, Inc. (Statera)	Cleveland BioLabs, Inc. (Nasdaq: CBLI)	NA
6/28/2021	Tempest Therapeutics Inc.	Millendo Therapeutics, Inc. (Nasdaq: MLND)	19
6/15/2021	ReShape Lifesciences Inc.	Obalon Therapeutics, Inc. (Nasdaq: OBLN)	15
4/27/2021	Leading BioSciences, Inc. (Palisade)	Seneca Biopharma, Inc. (Nasdaq: SNCA)	30
4/16/2021	MyMD Pharmaceuticals, Inc.	Akers Biosciences, Inc. (Nasdaq: AKER)	5
3/31/2021	StemoniX Inc. (Vyant Bio)	Cancer Genetics, Inc. (Nasdaq: CGIX)	15
3/16/2021	ChemomAb Ltd.	Anchiano Therapeutics Ltd. (Nasdaq: ANCN)	15
2/24/2021	Viracta Therapeutics, Inc.	Sunesis Pharmaceuticals (Nasdaq: SNSS)	16
1/28/2021	Quellis Biosciences, Inc. (Astria)	Catabasis Pharmaceuticals (Nasdaq: CATB)	25
12/22/2020	Yumanity Therapeutics Inc.	Proteostasis Therapeutics (Nasdaq: PTI)	34
12/1/2020	Petros Pharmaceuticals, Inc.	Neurotrope, Inc. (NasdaqCM: NTRP)	4
11/23/2020	F-star Therapeutics, Limited	Spring Bank Pharmaceuticals, Inc.	23
11/5/2020	Ocuphire Pharma, Inc.	Rexahn Pharmaceuticals (Nasdaq: REXN)	16
10/27/2020	Viridian Therapeutics, Inc.	Miragen Therapeutics, Inc. (NasdaqCM: MGEN)	15
9/15/2020	Adicet Bio, Inc.	resTORbio, Inc. (NasdaqGS: TORC)	8
9/14/2020	Anelixis Therapeutics (Eledon)	Novus Therapeutics, Inc. (NasdaqCM: NVUS)	5
7/6/2020	Kiq Bio (Cogent)	Unum Therapeutics, Inc. (NASDAQ: UMRX)	17
6/15/2020	Forte Biosciences, Inc.	Tocagen Inc. (NasdaqGS: TOCA)	8
5/28/2020	Larimar Therapeutics, Inc.	Zafgen, Inc. (NasdaqGS: ZFGN)	5
5/26/2020	Histogen, Inc.	Conatus Pharmaceuticals (Nasdaq: CNAT)	23
5/22/2020	Qualigen, Inc.	Ritter Pharmaceuticals (Nasdaq: RTTR)	NA
5/18/2020	Timber Pharmaceuticals, Inc.	BioPharmX Corporation (AMEX: BPMX)	16
4/1/2020	Curetis NV (Euronext: CURE)	OpGen, Inc. (NasdaqCM: OPGN)	7
1/9/2020	Protara Therapeutics, Inc.	Proteon Therapeutics, Inc. (NASDAQ: PRTO)	5
12/30/2019	NeuroBo Pharmaceuticals, Inc.	Gemphire Therapeutics Inc. (NASDAQ: GEMP)	8
11/7/2019	Venus Concept Ltd.	Restoration Robotics, Inc. (NASDAQ: HAIR)	20
9/27/2019	Ocugen, Inc.	Histogenics Corporation (NASDAQ: HSGX)	NA
8/31/2019	Brickell Biotech, Inc.	Vical Incorporated (NASDAQ: VICL)	4
7/31/2019	ESSA Pharma (NASDAQ: EPIX)	Realm Therapeutics plc (NASDAQ: RLM)	1
7/22/2019	Salarius Pharmaceuticals, LLC	Flex Pharma, Inc. (NASDAQ: FLKS)	4
7/15/2019	NeuBase Therapeutics	Ohr Pharmaceutical (NASDAQ: OHRP)	7
6/10/2019	Oncternal Therapeutics, Inc.	GTx, Inc. (NASDAQ: GTXI)	9
6/9/2019	Edesa Biotech Inc.	Stellar Biotechnologies, Inc. (NASDAQ: SBOT)	2

Closed Date	Surviving Company	Public Company	Value Delivered for Public Vehicle Net of Cash ($M)
5/9/2019	Armata Pharmaceuticals (f.k.a C3J)	Ampliphi Biosciences (NYSE: APHB)	10
5/6/2019	Adynxx, Inc.	Alliqua BioMedical, Inc. (NASDAQ: ALQA)	3
4/23/2019	Mereo BioPharma (AIM: MPH)	Oncomed Pharmaceuticals (NASDAQ: OMED)	20
4/12/2019	Immunic AG	Vital Therapies, Inc. (NASDAQ: VTL)	10
3/26/2019	Enlivex Therapeutics Ltd.	Bioblast Pharma Ltd. (NASDAQ: ORPN)	5
3/18/2019	PDS Biotechnology Corporation	Edge Therapeutics, Inc. (NASDAQ: EDGE)	5
3/13/2019	X4 Pharmaceuticals, Inc.	Arsanis, Inc. (NASDAQ: ASNS)	29
1/24/2019	Seelos Therapeutics, Inc.	Apricus Biosciences, Inc. (NASDAQ: APRI)	8
12/7/2018	Millendo Therapeutics, Inc.	OvaScience, Inc. (NASDAQ: OVAS)	5
10/12/2018	Aravive Biologics, Inc.	Versartis, Inc. (NASDAQ: VSAR)	0
2/13/2018	Vaxart, Inc.	Aviragen Therapeutics, Inc. (NASDAQ: AVIR)	44
1/30/2018	Innovate Biopharmaceuticals, Inc.	Monster Digital, Inc. (NASDAQ: MSDI)	6
1/17/2018	Evofem Biosciences, Inc.	Neothetics, Inc. (NASDAQ: NEOT)	29
1/4/2018	Rocket Pharmaceuticals, Ltd	Inotek Pharmaceuticals Corp (NASDAQ: ITEK)	5

The summary set forth above does not purport to be a complete description of all the analyses performed by Lucid. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. Lucid did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Lucid believes, and advised the Galera Board, that its analyses must be considered as a whole. Selecting portions of its analyses and the factors considered by it without considering all analyses and factors could create an incomplete view of the process underlying the Lucid Opinion. In performing its analyses, Lucid made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Galera and Obsidian. These analyses performed by Lucid are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of Galera, Obsidian, Lucid or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Lucid and the Lucid Opinion were among several factors taken into consideration by the Galera Board in making its decision to enter into the merger agreement and should not be considered as determinative of such a decision.

Lucid was selected by the Galera Board to render an opinion to the Galera Board because Lucid is a nationally recognized investment banking firm and as part of its investment banking business, Lucid is continually engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, in the ordinary course of its business, Lucid and its affiliates may trade the equity securities of Galera for its own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. In the two years preceding the date of this information statement/prospectus, Lucid received a $175,000 fairness opinion fee from Galera in connection to its previously announced merger with Nova. In the two years preceding the date of this information statement/prospectus, Lucid has not had a relationship with Obsidian and has not received any fees from Obsidian. Lucid and its affiliates may in the future seek to provide investment banking or financial advisory services to Galera and/or Obsidian and/or certain of their respective affiliates and expect to receive fees for the rendering of these services.

Pursuant to the Engagement Letter between Lucid and Galera, Lucid received a fee for the Lucid Opinion of $100,000 upon delivery of the Lucid Opinion. Additionally, Galera has agreed to reimburse Lucid for certain of its out-of-pocket expenses and has agreed to indemnify Lucid against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Lucid, which are customary in transactions of this nature, were negotiated at arm’s length between Galera and Lucid, and the Galera Board was aware of the arrangement.

Interests of Galera Directors and Executive Officers in the Galera Merger

In considering the recommendation of the Galera Board with respect to approving the Galera merger, stockholders should be aware that certain of Galera’s directors and executive officers have interests in the Galera merger that are different from, or in addition to, the interests of Galera stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The Galera Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the merger agreement and the Galera merger, and to recommend that the Galera stockholders approve the Galera merger.

Ownership Interests

As of May 19, 2026, Galera’s non-employee directors and executive officers beneficially owned, in the aggregate, approximately 10.83% of the shares of Galera capital stock, which for purposes of this subsection excludes any shares of Galera common stock issuable upon exercise of Galera Options (as defined below) held by such individuals. Such shares of Galera common stock will be converted into shares of Parent common stock at the Galera merger effective time. Each of Galera’s officers, directors and certain other stockholders of Galera holding approximately 51.1% of the outstanding Galera capital stock have also entered into a support agreement in connection with the merger agreement. For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Mergers—Support Agreements” beginning on page 169 of this information statement/prospectus.

Stock Options

Galera’s directors and executive officers currently hold options to purchase shares of Galera common stock. The merger agreement provides that, immediately prior to the Galera merger effective time, each outstanding option to purchase shares of Galera common stock (each such option, a “Galera Option”) with a per share exercise price less than the closing trading price of a share of Galera common stock on the last full trading day on which the Galera common stock is traded prior to the date on which the Galera merger effective time occurs (each such option, a “Galera ITM Option”) will automatically become fully vested and be converted, at the Galera merger effective time, into a net exercised share of Parent common stock, subject to applicable law and determined by (i) multiplying the number of shares of Galera common stock subject to such Galera ITM Option immediately prior to the Galera merger effective time by the Galera exchange ratio, rounding down to the nearest whole number of shares, and (ii) reducing such number of shares of Parent common stock by the number of shares of Parent common stock with an aggregate value equal to the sum of (a) the total exercise price for such

Galera ITM Option (determined by dividing the per share exercise price of such Galera ITM Option immediately prior to the Galera merger effective time by the Galera exchange ratio, rounding up to the nearest whole cent) plus (b) any required withholding taxes required to be paid by Galera with respect to such net exercise, and (c) dividing such sum of (a) and (b) by the per share price of Parent common stock as of the Galera merger effective time (such net number of shares of Parent Common Stock the “Net Galera Option Shares”). Under the merger agreement, the holders of Net Galera Option Shares will be entitled to receive one CVR for each Net Galera Option Share. Each outstanding Galera Option that is not a Galera ITM Option immediately prior to the Galera merger effective time will be cancelled for no consideration.

The following table details the outstanding options held by Galera’s directors and executive officers as of May 19, 2026.

Executive Officers	Shares of Galera Common Stock Underlying Unvested Galera Options (#)(1)	Value of Unvested Galera Options ($)(2)	Shares of Galera Common Stock Underlying Vested Galera Options (#)(1)	Value of Vested Galera Options ($)(2)
J. Mel Sorensen, M.D.	4,591,667	292,950	2,933,502	97,650
Joel Sussman	1,513,542	97,650	773,597	32,550
Non-Employee Directors
Lawrence Alleva	48,000	—	181,812	2,222.40
Nancy Chang, Ph.D.	101,334	2,469.36	42,666	1,975.44
Michael Friedman	101,334	2,469.36	42,666	1,975.44
Kevin Lokay	48,000	—	150,552	2,222.40

(1)

The amount reported represents the number of shares of Galera common stock subject to unvested and vested Galera Options, which, pursuant to the merger agreement, (i) in the case of Galera ITM Options, will automatically become fully vested and be converted, at the Galera merger effective time, into net exercised shares of Parent common stock as described above, and (ii) in the case of any Galera Options that are not Galera ITM Options, will be cancelled for no consideration.

(2)

The amounts reported as the value of unvested Galera Options and vested Galera Options represent (i) the number of shares of Galera common stock subject to the Galera ITM Options as of May 31, 2026, multiplied by $0.0873, which is the average closing market price of Galera’s common stock over the first three business days following the first public announcement of the mergers, less (ii) the aggregate exercise price with respect to such Galera ITM Options.

Executive Employment Agreements

Galera has entered into employment agreements with each of its executive officers (the “Galera Employment Agreements”). Following the termination of an executive officer’s employment for any reason, such executive officer will be entitled to receive any earned but unpaid bonus for the year prior to the year in which the termination occurs. If an executive officer’s employment is terminated without “good cause” or the executive officer resigns for “good reason,” in either case, on or within 12 months following a change in control of Galera, then, subject to the executive officer’s timely executing a release of claims and the executive officer’s continued compliance with certain covenants, the executive officer is entitled to receive (i) a cash amount equal to one times (or 1.5 times for Dr. Sorensen) the sum of the executive officer’s annual base salary and target annual bonus for the year of termination, payable over the 12 months (or 18 months for Dr. Sorensen) following the executive officer’s termination date; (ii) direct payment of, or reimbursement for, continued health coverage pursuant to COBRA for up to 12 months (or 18 months for Dr. Sorensen) in the same percentage contributed by Galera towards the executive officer’s health plan coverage as in effect immediately prior to the termination date; and (iii) accelerated vesting of all unvested equity or equity-based awards held by the executive officer that vest solely based on the passage of time, with any such awards that vest based on the attainment of performance-vesting conditions being governed by the terms of the applicable award agreement. In addition, pursuant to a letter agreement between Galera and Mr. Sussman, Mr. Sussman is eligible to receive up to $250,000 in aggregate retention bonus payments in connection with the timely completion and filing by the Company of certain reporting obligations, $200,000 of which was paid to him in April 2026 and $50,000 of which was paid to him in June 2026. In the event of an involuntary termination of Mr. Sussman’s employment (other than for cause) or if Mr. Sussman terminates for good reason, any unpaid retention bonus was to be paid without regard to satisfaction of the applicable conditions and any severance otherwise payable to him was to be reduced by the amount of such retention bonus payments. The parties agreed that, to the extent permitted by applicable tax rules, the severance due to the executive officers under the employment agreements would be paid in a lump sum rather than installments. The mergers will constitute a change in control for purposes of the Galera Employment Agreements and the executive officers will be eligible to receive payments, in the aggregate of $1,696,331 for cash severance and COBRA reimbursements in the event of a qualifying termination of employment. Please see the table above for information regarding the value of the executive officers’ outstanding equity awards with respect to Galera.

The executive officers have each agreed to refrain from (i) competing with us while employed and following the executive officer’s termination of employment for any reason for a period of 12 months and (ii) soliciting our employees, consultants, partners or advisors to accept employment and from soliciting our distributors, suppliers, representatives or agents to terminate or modify their relationship with Galera, in each case, while employed and following the executive’s termination of employment for any reason for a period of 12 months.

For purposes of the Galera Employment Agreements, “good cause” generally means, subject to certain notice and cure rights, the executive officer’s (i) refusal to substantially satisfy the material responsibilities and objectives reasonably assigned to the executive; (ii) material breach of the Galera Employment Agreements or any other agreement between the executive officer and Galera; (iii) commission of a felony or a crime involving moral turpitude, or the commission of any other act or omission involving dishonesty or fraud with respect to Galera or its customers or suppliers; (iv) sexual harassment, unlawful discrimination or similar behavior; (v) material breach of any confidentiality or non-compete obligations; (vi) conduct that tends to bring Galera into public disgrace or disrepute; or (vii) gross negligence or willful misconduct with respect to Galera.

For purposes of the Galera Employment Agreements, “good reason” generally means, subject to certain notice and cure rights, (i) Galera’s failure to comply with the material terms of the applicable Galera Employment Agreement; (ii) with respect to Dr. Sorensen’s employment agreement only, any requirement by Galera that the executive officer perform any act which is illegal; (iii) any material reduction in annual base salary, except in connection with across-the-board salary reductions based on Galera’s financial condition or performance similarly affecting all or substantially all senior management employees; or (iv) any material reduction in the executive officer’s responsibilities, positions, duties or authority which is not consented to by the named executive officer (and, with respect to Dr. Sorensen’s employment agreement only, which occurs within 12 months after a change in control).

Exchange of Shares for Merger Consideration

Galera and Obsidian will jointly select a reputable bank, transfer agent or trust company to act as exchange agent in the mergers (the “Exchange Agent”) and in that role the Exchange Agent will process the exchange of Galera and Obsidian stock certificates and book-entry shares for Parent common stock.

Deposit with Exchange Agent.

At each of the Obsidian merger effective time and the Galera merger effective time, as applicable, Parent will deposit with the exchange agent evidence of book-entry shares representing the shares of Parent common stock issuable in exchange for shares of Obsidian common stock and Galera common stock, respectively.

Mailing of Transmittal Material.

At each of the Obsidian merger effective time and Galera merger effective time, as applicable, the parties will cause the Exchange Agent to mail and otherwise make available to each holder of record of Galera common stock and Obsidian common stock that was converted into the right to receive Parent common stock, a notice and a form of letter of transmittal, in a form reasonably acceptable to Parent (which will specify that delivery will be effected, and risk of loss and title to such certificate(s) theretofore representing shares of Galera common stock will pass, only upon proper delivery of such certificate(s) to the Exchange Agent or transfer of book-entry shares to the Exchange Agent). The notice will advise such holder of the effectiveness of the mergers and the instructions and procedure for surrendering to the Exchange Agent such certificate(s) or book-entry shares and that such shares will be exchanged for book-entry shares representing the number of whole shares of Parent common stock which the shares of Galera common stock and Obsidian common stock represented by such certificate(s) or book-entry shares would convert into pursuant to the merger agreement. A letter of transmittal will be deemed properly completed only if accompanied by a certificate or certificates or instructions to transfer book-entry shares representing all shares of Galera common stock or Obsidian common stock covered thereby, subject to the provisions below — “Exchange Agent Deliveries.”

Issued Shares.

All shares of Parent common stock to be issued pursuant to the merger will be deemed issued and outstanding as of the Galera merger effective time and whenever a dividend or other distribution is declared by Parent in respect of the Parent common stock, the record date for which is at or after the Galera merger effective time, that declaration will include dividends or other distributions in respect of all shares of Parent common stock issuable pursuant to the merger agreement. No dividends or other distributions in respect of the Parent common stock will be paid to any holder of any unsurrendered certificate or book-entry shares until such certificate or book-entry shares are surrendered for exchange in accordance with the merger agreement. Subject to the effect of applicable laws, following the surrender of any such certificate or book-entry shares, there will be issued and/or paid to the holder of the book-entry shares representing whole shares of Parent common stock issued in exchange therefor, without interest, (A) at the time of such surrender, any unpaid dividends or other distributions with a record date at or after the Galera merger effective time theretofore payable with respect to such whole shares of Parent common stock and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent common stock with a record date at or after the Galera merger effective time but with a payment date subsequent to surrender.

Exchange Agent Deliveries.

Each holder of an outstanding certificate or certificates or book-entry shares who has surrendered such certificate or certificates or book-entry shares to the Exchange Agent will, upon acceptance thereof by the Exchange Agent, be entitled to evidence of issuance in book entry form, the number of whole shares of Parent common stock into which the aggregate number of shares of Galera common stock or Obsidian common stock previously represented by such certificate or certificates or book-entry shares surrendered pursuant to the merger agreement and any other distribution theretofore paid with respect to Parent common stock issuable in the mergers, in each case, without interest. The Exchange Agent will accept such certificates or book-entry shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose consistent with the notice and form of letter of transmittal to effect an orderly exchange thereof in accordance with normal exchange practices.

Unclaimed merger consideration.

Any shares of Parent common stock deposited with the Exchange Agent that remain undistributed as of the date that is 180 days after the closing date will be delivered to Parent upon demand, and any holders who have not theretofore delivered a duly executed letter of transmittal will thereafter look only to Parent for satisfaction of their claims for Parent common stock and any dividends or distributions with respect thereto.

No Fractional Shares.

No fractional shares of Parent common stock will be issued in connection with the mergers, and no certificates or scrip for any such fractional shares will be issued, with no cash being paid for any fractional share eliminated by such rounding. Any fractional shares of Parent common stock a holder of Galera common stock or

Obsidian common stock would otherwise be entitled to receive will be aggregated together first prior to eliminating any remaining fractional share. Any remaining fractional share of Parent common stock will be rounded up to the nearest whole share.

Withholding Rights.

Each of the Exchange Agent, Parent, the Galera surviving corporation and Obsidian surviving corporation (each, a “Withholding Agent”) will be entitled to deduct and withhold from any consideration deliverable pursuant to the Merger Agreement such amounts as are required to be deducted or withheld from such consideration under the U.S. Internal Revenue Code of 1986, as amended, or under any other applicable law; provided, however, that if a Withholding Agent determines that any payment in connection with the mergers is subject to deduction and/or withholding, then, except with respect to compensatory payments, such Withholding Agent will use reasonable best efforts to (i) provide notice to such recipient after such determination and (ii) cooperate with such recipient prior to the Closing to reduce or eliminate any such deduction and/or withholding.

Appraisal Rights

Under the merger agreement, stockholders of Galera who hold shares of Galera common stock that are outstanding immediately prior to the Galera merger effective time (after giving effect to the Galera preferred stock conversion) and who have exercised and perfected appraisal rights for such shares in accordance with Section 262, the full text of which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/#262 and is expressly incorporated herein by reference, will not be converted into or represent the right to receive the merger consideration. Such stockholders will be entitled to receive payment of the appraised value of such shares in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights. Galera will give Parent prompt written notice of any demands by dissenting stockholders received thereby, and Parent will have the right to direct all negotiations and proceedings with respect to such demands, provided that Galera will have the right to participate in such negotiations and proceedings.

Public Trading Markets

Galera common stock currently trades on the OTCQB under the symbol “GRTX”. Following the closing of the mergers, Galera stock will not be listed.

Parent’s common stock currently is not listed; however, a condition to the effectiveness of the mergers is that Parent’s common stock be approved for listing on Nasdaq, subject to official notice of issuance. Listing of Parent’s common stock on Nasdaq is a condition to the effectiveness of the mergers; however, this condition may be waived in accordance with the terms of the merger agreement. Prior to the consummation of the merger, application will be made to list the Parent common stock on Nasdaq under the symbol “OBX.”

Accounting Treatment

While Parent will be the legal acquirer, Obsidian will be deemed to be the accounting acquirer of Galera. The acquisition of Galera will be accounted for as an asset acquisition as it is anticipated that Galera will not meet the definition of business as defined within Accounting Standard Codification Topic 805, Business Combinations (“ASC 805”) as Galera only has inputs and no substantive processes or outputs at the time of acquisition. The Galera assets acquired will be measured based on the estimated fair value of the consideration to be paid, inclusive of direct transactions costs.

Resales of Parent Common Stock

The shares of Parent common stock to be issued to stockholders of Galera under the merger agreement have been registered under the Securities Act of 1933 and may be freely traded without restriction by holders, including holders who were affiliates of Galera on the date of hereof.

THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement. A copy of the merger agreement is attached to this information statement/prospectus as Appendix A and is incorporated by reference into this information statement/prospectus. The merger agreement has been attached to this information statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Galera, Obsidian or Parent. The following description does not purport to be complete and is qualified in its entirety by reference to the merger agreement. You should refer to the full text of the merger agreement for details of the mergers and the terms and conditions of the merger agreement. Capitalized terms used but not otherwise defined in this section shall have the meanings ascribed to them in the merger agreement.

The merger agreement contains representations and warranties that Galera (on behalf of itself, Merger Sub 1 and Merger Sub 2), on the one hand, and Obsidian, on the other hand, have made to one another, and which Parent has made to Obsidian and Galera, as of specific dates. These representations and warranties have been made for the benefit of the parties to the merger agreement and are not intended to be treated as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the merger agreement. While Galera and Obsidian do not believe that the disclosure schedules contain information required to be publicly disclosed under applicable securities laws, other than information that has already been so disclosed or information that Galera shall provide, on a supplemental basis, to the SEC on request, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the merger agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Galera, Obsidian or Parent, because they were made as of specific dates, may be intended merely as a risk allocation mechanism among the parties and are modified by the disclosure schedules.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the Galera merger effective time, but their accuracy forms the basis of certain conditions to the obligations of the parties to complete the mergers.

Structure

Upon the terms and subject to the conditions of the merger agreement, and subject to the applicable provisions of Delaware law, at the closing, (a) Parent and Obsidian will cause Merger Sub 1 to merge with and into Obsidian, at which time the separate existence of Merger Sub 1 will cease and Obsidian will survive the Obsidian merger as a wholly owned subsidiary of Parent, and (b) immediately following the Obsidian merger effective time, Parent and Galera will cause Merger Sub 2, a wholly owned subsidiary of Parent, to merge with and into Galera, at which time the separate existence of Merger Sub 2 will cease and Galera will survive the Galera merger as a wholly owned subsidiary of Parent. At the Galera merger effective time, Parent will file one or more amendments to its certificate of incorporation to change the name of Parent to Obsidian Therapeutics, Inc.

Completion and Effectiveness of the Mergers

The closing of the mergers will take place remotely no later than the second business day after all of the conditions precedent set forth in the merger agreement have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the closing of the mergers (so long as such conditions are actually satisfied)) or at such other time, date and place as the parties may mutually agree in writing. The Obsidian merger will become effective upon the filing and acceptance by the Secretary of State of the State of Delaware of the Obsidian certificate of merger or at such later time as may be specified therein with the consent of Galera and Obsidian. The Galera merger will become effective upon the filing and acceptance by the Secretary of State of the State of Delaware of the Galera certificate of merger or at such later time as may be specified therein with the consent of Galera and Obsidian. The parties expect that the mergers will be completed during the third quarter of 2026. However, Galera and Obsidian cannot predict the exact timing of the completion of the mergers because the completion is subject to the satisfaction or waiver of various conditions.

Merger Consideration

Pre-Merger Obsidian Conversions

Immediately prior to the Obsidian merger effective time, all issued and outstanding shares of Obsidian preferred stock, including any issued and outstanding Obsidian Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock, will be converted to Obsidian common stock in accordance with the organizational documents of Obsidian. In addition, prior to the Obsidian merger effective time, Obsidian anticipates that (a) the Obsidian Board (or a committee thereof) will adopt resolutions to deem any unexercised portion of the outstanding Obsidian Banc of California, Inc. warrants automatically exercised in accordance with the terms of the Obsidian Banc of California, Inc. warrants and, upon automatic exercise, terminate the warrants in full and (b) to the extent that Obsidian undertakes a Permitted Obsidian Bridge Financing, any convertible notes issued in connection therewith will be converted into shares of Obsidian common stock.

Issuance of Obsidian Merger Shares

At the Obsidian merger effective time, each share of Obsidian common stock issued and outstanding immediately prior to the Obsidian merger effective time (and after giving effect to the Obsidian preferred stock conversion, the exercise of the Obsidian Banc of California, Inc. warrants, and the conversion of Obsidian convertible notes (if any)) will be converted into the right to receive a number of shares of Parent common stock calculated on the basis of the Obsidian exchange ratio (as described in the section titled “The Merger Agreement—Merger Consideration—Obsidian Exchange Ratio”). If any Obsidian common stock underlying any restricted stock award or similar agreement with Obsidian outstanding immediately prior to the Obsidian merger effective time is unvested or is subject to a repurchase option or a risk of forfeiture, then the shares of Parent common stock issued in exchange for such shares of Obsidian common stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture and other applicable terms and conditions, and such shares of Parent common stock will be marked with appropriate legends. From and after the closing, Parent will be entitled to exercise any such repurchase option or other right set forth in any such restricted stock award agreement or other agreement without any further action by Obsidian, Parent, Merger Sub 1 or any holder of Obsidian capital stock.

Obsidian Allocation Certificate

In accordance with the merger agreement, Obsidian will prepare and deliver to Parent and Galera at least two business days prior to the closing a certificate (the “allocation certificate”) setting forth, as of immediately prior to the Obsidian merger effective time: (a) each holder of Obsidian capital stock, (b) such holder’s name and address, (c) the number and type of Obsidian capital stock held as of the closing date for each such holder and (d) the number of shares of Parent common stock to be issued to such holder pursuant to the terms of the merger agreement as of immediately prior to the Obsidian merger effective time.

Obsidian Exchange Ratio

The formula to calculate the number of shares of Parent common stock issuable to the existing Obsidian stockholders identified in the allocation certificate is equal to the quotient obtained by dividing (a) the number of Obsidian merger shares by (b) the number of Obsidian outstanding shares, in which:

•

“Aggregate valuation” means the sum of (i) the Obsidian equity value, plus (ii) the Galera valuation (as defined under “The Merger Agreement—Merger Consideration—Galera Exchange Ratio” below), plus (iii) the concurrent PIPE financing allocation percentage;

•	“Concurrent PIPE financing allocation percentage” means the quotient determined by dividing (i) the concurrent PIPE financing proceeds by (ii) the aggregate valuation;

•

“Concurrent PIPE financing proceeds” means the proceeds resulting from the concurrent financing, subject to dollar-for-dollar reduction to the extent actually paid in any Permitted Obsidian Bridge Financing;

•	“Obsidian allocation percentage” means the quotient (rounded to four decimal places) determined by dividing (i) the Obsidian equity value by (ii) the aggregate valuation;

•	“Obsidian equity value” means $413,500,000;

•	“Obsidian merger shares” means the product determined by multiplying the (i) the post-closing Parent shares by (ii) the Obsidian allocation percentage;

•

“Obsidian outstanding shares” means the total number of shares of Obsidian common stock outstanding immediately prior to the Obsidian merger effective time (after giving effect to the Obsidian preferred stock conversion and any Obsidian convertible notes issued in the Permitted Obsidian Bridge Financing) expressed on a fully-diluted and as-converted to Obsidian common stock on a “treasury method” basis and assuming, without limitation or duplication, the issuance of all shares of Obsidian common stock that would be issued assuming the acceleration and exercise and conversion of all Obsidian options outstanding as of immediately prior to the Obsidian merger effective time (including shares of Obsidian common stock underlying Obsidian options that will not be accelerated or exercised immediately prior to the Obsidian merger effective time) and the issuance of shares of Obsidian common stock that would be issued assuming the exercise of the Obsidian warrant as of immediately prior to the Obsidian merger effective time; and

•

“Post-closing Parent shares” means the total number of shares of Parent common stock outstanding immediately after the Obsidian merger effective time and the Galera merger effective time, expressed on a fully-diluted basis.

Because the Obsidian exchange ratio relies on values that are indeterminable until immediately prior to the Obsidian merger effective time and the Galera merger effective time and/or subject to adjustment upon determination of the Final Galera net cash or in the event of certain interim period financings, the Obsidian exchange ratio will not be determined until the closing of the mergers.

Pre-Merger Galera Conversions

Immediately following the Obsidian merger effective time but immediately prior to the Galera merger effective time, all Galera preferred stock, including all shares of Series B preferred stock and Series C preferred stock issued in the concurrent financing, will be converted into Galera common stock in accordance with the organizational documents of Galera. In addition, (a) prior to the Galera merger effective time, the issued and outstanding Galera Pre-Funded Warrants will be exchanged for shares of Galera common stock in accordance with the terms thereof and (b) at the Galera merger effective time (the “Galera pre-funded warrant conversion”), (i) each outstanding and unexercised Galera Exchangeable Warrant will, whether or not vested, become a warrant to purchase shares of Parent common stock in accordance with the terms thereof and (ii) each outstanding and unexercised Galera Terminable Warrant will, whether or not vested, be terminated in accordance with the terms thereof.

Issuance of Galera Merger Shares

At the Galera merger effective time, each share of Galera common stock issued and outstanding immediately prior to the Galera merger effective time (and after giving effect to the Galera preferred stock conversion and the exchange of the Galera pre-funded warrants) will be converted into the right to receive a number of shares of Parent common stock equal to the Galera exchange ratio calculated on the basis of the Obsidian exchange ratio (as described in the section titled “The Merger Agreement—Merger Consideration—Galera Exchange Ratio”).

Galera Exchange Ratio

The formula to calculate the number of shares of Parent common stock issuable to the existing Galera stockholders is equal to the quotient obtained by dividing (a) the number of Galera merger shares by (b) the number of Galera outstanding shares, in which:

•	“Aggregate valuation” has the meaning set forth in the section titled “The Merger Agreement—Merger Consideration—Obsidian Exchange Ratio” above;

•	“Final Galera net cash” has the meaning set forth in the section titled “The Merger Agreement—Merger Consideration—Galera Net Cash”;

•	“Galera allocation percentage” means the quotient determined by dividing (i) the Galera valuation by (ii) the aggregate valuation;

•	“Galera equity value” means $13,800,000;

•	“Galera merger shares” means the product determined by multiplying the (i) the post-closing Parent shares by (ii) the Galera allocation percentage;

•

“Galera outstanding shares” means, subject to the treatment of the Galera ITM options (as described in the section titled “The Merger Agreement—Treatment of Galera Options”), the total number of shares of Galera common stock outstanding immediately prior to the Galera merger effective time expressed on a fully-diluted basis (after giving effect to the Galera preferred stock conversion and the Galera Pre-Funded Warrant Exercise) and (i) assuming, without limitation or duplication, (A) the issuance of shares of Galera common stock as a result of the next exercise of all Galera ITM options immediately prior to the Galera merger effective time, (B) the issuance of shares of Galera common stock in respect of Galera Exchangeable Warrants that will be outstanding as of immediately prior to the Galera merger effective time and (C) the exclusion of shares of Galera Common Stock held by Galera as treasury stock or owned by Obsidian or any of its subsidiaries or any subsidiary of Galera immediately prior to the Galera merger effective time, (ii) including any shares of Galera common stock issued or underlying any securities of Galera issued in any Permitted Galera Bridge Financing, and (iii) excluding any Series C preferred stock issued in the concurrent financing;

•	“Galera target net cash” means $1,800,000;

•	“Galera valuation” means the Galera equity value, subject to adjustment in the event that the Final Galera net cash is above or below the Galera target net cash; and

•	“Post-closing Parent shares” has the meaning set forth in the section titled “The Merger Agreement—Merger Consideration—Obsidian Exchange Ratio” above.

Because the Galera exchange ratio relies on values that are indeterminable until immediately prior to the Obsidian merger effective time and the Galera merger effective time and/or subject to adjustment upon determination of the Final Galera net cash or in the event of certain interim period financings, the Galera exchange ratio will not be determined until the closing of the mergers.

Galera Net Cash

Pursuant to the merger agreement, Galera net cash means the sum (without duplication) and, in the case of any deductions, to the extent unpaid by Galera or any of its subsidiaries immediately prior to the Galera merger effective time:

•	Galera’s cash and cash equivalents determined, to the extent in accordance with GAAP, in a manner consistent with the manner such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Galera Balance Sheet;

plus

any receivables paid or payable with respect to the period ending immediately prior to the Galera merger effective time;

minus

•

fees and expenses of Galera incurred in connection with the mergers and the CVR agreement, including, for the avoidance of doubt, Transaction Expenses (as defined in the merger agreement) of Galera to the extent unpaid as of the closing;

minus

•

any and all liabilities of Galera (i) to any Galera Associate (as defined in the merger agreement) for change in control or transaction bonuses, retention bonuses, severance or similar compensatory payments or benefits that are due and payable as a result of the completion of the transactions contemplated by the merger agreement (in each case, including the employer portion of any payroll or similar taxes payable with respect thereto), (ii) with respect to defined contribution liabilities, post-retirement health and welfare benefits, accrued but unpaid bonuses, severance and vacation or paid time off (in each case, including the employer portion of any payroll or similar taxes payable with respect thereto), (iii) with respect to accounts payable, accruals and other current liabilities, (iv) with respect to contractual commitments for future payments, whether absolute, contingent or otherwise, in connection with the termination of the Galera Real Estate Leases (as defined in the merger agreement), and (v) with respect to contractual commitments for future payments, whether absolute, contingent or otherwise, in connection with the termination of any intellectual property licensing agreements, less the amounts of any applicable deposits;

plus

•	all prepaid expenses set forth in the Galera disclosure schedule;

minus

•	the mutually agreed estimated settlement amounts for any Transaction Litigation (as defined in the merger agreement) existing as of the closing (subject to a cap of $500,000 in the aggregate);

minus

•

50% of all fees and expenses incurred by Obsidian associated with the filing, printing and mailing of this information statement/prospectus, financial printer and EDGARization expenses associated with the filing, printing and mailing thereof and other EDGARization expenses associated with SEC filings relating to the transactions contemplated by the merger agreement (excluding any fees and expenses of legal counsel, financial advisors and accountants), to the extent all such fees are paid by Obsidian;

plus

•

50% of all fees and expenses incurred by Galera associated with the filing, printing and mailing of this information statement/prospectus, financial printer and EDGARization expenses associated with the filing, printing and mailing thereof and other EDGARization expenses associated with SEC filings relating to the transactions contemplated by the merger agreement (excluding any fees and expenses of legal counsel, financial advisors and accountants), to the extent all such fees are paid by Galera; and

plus

•	all Nasdaq fees associated with the Nasdaq listing application, to the extent all such fees are paid by Galera.

For the avoidance of doubt, (1) cash and cash equivalents received in the concurrent financing will be excluded from the calculation of Galera net cash, (2) to the extent Galera has agreed any amounts in the definition of Galera net cash will be borne by a third party (including pursuant to existing contractual arrangements), such amounts shall not be deducted from the calculation Galera net cash, and (3) any Permitted Galera Bridge Financing shall not cause Galera net cash to exceed $1.8 million.

Not less than ten business days prior to the anticipated date of the closing of the mergers as mutually agreed in good faith by Galera and Obsidian, Galera will deliver to Obsidian a net cash schedule setting forth, in reasonable detail, Galera’s good faith estimated calculation of Galera net cash as of the close of business on the closing date of the mergers, prepared and certified by Galera’s chief financial officer, together with the relevant work papers and back-up materials used or useful in preparing the net cash schedule as reasonably requested by Obsidian.

Within five business days after delivery of the net cash schedule (the last day of such period referred to as the “response date”), Obsidian will have the right to dispute any part of the net cash schedule by delivering to Galera a written notice identifying reasonable detail and, to the extent known, the nature and amounts of proposed revisions to the calculations contained in the net cash schedule. If Obsidian confirms in writing that it has no objections to the net cash schedule, or if it does not deliver a written notice disputing the net cash schedule, as of 5:00 p.m. New York City time, the calculations set forth in the net cash schedule shall be deemed to represent the Final Galera net cash calculation (“Final Galera net cash”).

If Obsidian dispute the net cash schedule, the parties shall attempt in good faith to resolved the disputed items and negotiate an agreed-upon determination of Galera net cash. If the parties are unable to negotiate an agreed-upon determination of Net Cash or any component thereof within two calendar days after the delivery of Obsidian’s dispute notice, any remaining disagreements will be referred to an independent auditor of recognized national standing jointly selected by Galera and Obsidian. The determination of the amount of Galera net cash made by such accounting firm shall be final and binding on Galera and Obsidian.

Galera’s net cash balance is subject to numerous factors, some of which are outside of Galera’s control. The actual amount of Galera net cash will depend significantly on the timing of the closing of the mergers. In addition, the closing of the mergers could be delayed if Galera and Obsidian are not able to agree upon the amount of Galera net cash at the Cash Determination Time.

No Fractional Shares

No fractional shares of Parent common stock will be issued in connection with the mergers, and no certificates or scrip for any such fractional shares will be issued, with no cash being paid for any fractional share eliminated by such rounding. Any fractional shares of Parent common stock a holder of Galera common stock or Obsidian common stock would otherwise be entitled to receive will be aggregated together first prior to eliminating any remaining fractional share. Any remaining fractional share of Parent common stock will be rounded up to the nearest whole share.

Anticipated Post-Merger Parent Share Capitalization

Upon completion of the mergers, and assuming proceeds of the concurrent financing of $350.0 million and that Final Galera net cash equals $(2.00) million, it is expected that (a) former Galera securityholders (other than investors participating in the concurrent financing), will own 1.29% of the issued and outstanding shares of Parent common stock, (b) former Obsidian securityholders will own 53.46% of the issued and outstanding shares of Parent common stock, and (c) investors in the concurrent financing will own 45.25% of the issued and outstanding shares of Parent common stock in each case on a fully-diluted basis, using the treasury stock method.

Treatment of Obsidian Options

At the Obsidian merger effective time, each Obsidian option outstanding and unexercised immediately prior to the Obsidian merger effective time will automatically be assumed and converted into an option to acquire, on the same terms and conditions (including the same vesting and exercisability terms and conditions as were applicable under the Obsidian Equity Plan and the applicable option agreement immediately prior to the Obsidian merger effective time), the number of shares of Parent common stock (the “Assumed Obsidian Option”) determined by multiplying the number of shares of Obsidian common stock subject to such Obsidian option by the Obsidian exchange ratio, rounded up to the nearest whole cent, at a per share exercise price determined by dividing the per share exercise price of such Obsidian Option immediately prior to the Obsidian merger effective time by the Obsidian Exchange Ratio, rounding up to the nearest whole cent.

As of the Obsidian merger effective time, Parent will assume the Obsidian Equity Plan; provided, further, that (i) the terms of the Assumed Obsidian Options shall be further amended as may be necessary to reflect such assumption and conversion of the Obsidian Options into Assumed Obsidian Options (such as by making any change in control or similar definition relate to Parent instead of Obsidian and having any provision that provides for the adjustment of Obsidian Options upon the occurrence of certain corporate events of Obsidian relate to similar corporate events of Parent instead); and (ii) the Parent Board or a committee thereof will succeed to the authority and responsibility of the Obsidian Board or any committee thereof with respect to each Assumed Obsidian Option.

Treatment of Galera Options

Each outstanding Galera option with a per share exercise price less than the closing trading price of Galera common stock on the last trading day prior to the Galera merger effective time (“Galera ITM option”) immediately prior to the Galera merger effective time will automatically become fully vested and be converted, at the Galera merger effective time, into a net exercised share of Parent common stock determined by (a) multiplying the number of shares of Galera common stock subject to such Galera option immediately prior to the Galera merger effective time by the Galera exchange ratio, rounded down to the nearest whole number of shares and (b) reducing such number of shares of Parent common stock by the number of shares of Parent common stock with an aggregate value equal to (i) the sum of the total exercise price for such Galera option (determined by dividing the per share exercise price of such Galera option immediately prior to the Galera merger effective time by the Galera exchange ratio, rounding up to the nearest whole cent), plus any required withholding taxes required to be paid by Galera with respect to such net exercise, divided by (ii) the per share price of Parent common stock as of the Galera merger effective time; provided, that the net exercise of the Galera options will be made in a manner consistent with applicable law. For the avoidance of doubt, any shares issued upon vesting and conversion of the Galera ITM options will be eligible to receive one CVR (as described in the section titled “The Merger Agreement—Contingent Value Rights” below) for each outstanding share held.

Each outstanding Galera option that is not a Galera ITM option immediately prior to the Galera merger effective time will be cancelled for no consideration.

Galera 2019 Employee Stock Purchase Plan

As soon as reasonably practicable following the execution of the merger agreement, the Galera Board will adopt appropriate resolutions to provide that (a) no offering periods or purchase periods shall be commenced following or in addition to any offering period underway as of the date of the merger agreement under the Galera 2019 employee stock purchase plan (the “Galera ESPP”), (b) no payroll deductions or other contribution shall be made or effected after the current offering period with respect to the Galera ESPP and (c) each Galera ESPP participant’s accumulated contributions under the Galera ESPP shall be returned to the participant in accordance with the terms of the Galera ESPP.

Contingent Value Rights

Prior to the Galera merger effective time (but after giving effect to the Galera preferred stock conversion), Galera will declare a distribution (the “pre-closing distribution”) to its common stockholders of record of the right to receive one CVR for each outstanding share of Galera common stock held by such stockholder as of the record date, each representing the right to receive contingent payments upon the occurrence of certain events set forth in, and subject to and in accordance with the terms and conditions of, the CVR Agreement, as described further in the section titled “Agreements Related to the Merger—Contingent Value Rights Agreement” beginning on page 172 of this information statement/prospectus. The record date for the pre-closing distribution shall be the close of business on the last business day prior to the day on which the Galera merger effective time occurs and the payment date for the pre-closing distribution shall be three business days after the Galera merger effective time. In connection with such distribution, Galera and Obsidian will cause the CVR agreement to be duly authorized, executed and delivered by Galera, Obsidian and Equiniti Trust Company, LLC (or such other nationally recognized rights agent agreed to between Galera and Obsidian).

Parent Equity Incentive Plan

Prior to the Galera merger effective time, Parent will use commercially reasonable efforts to cause the Parent Board to adopt the 2026 Equity Incentive Plan (the “2026 Plan”) and the 2026 Employee Stock Purchase Plan (the “2026 ESPP”), subject to the closing and effective as of the Galera merger effective time. Subject to approval thereof by the stockholders of Parent prior to the Galera merger effective time, Parent will file with the SEC a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent common stock issuable with respect to the 2026 Plan and the 2026 ESPP (as applicable). For the avoidance of doubt, approval of the 2026 Plan and the 2026 ESPP are not conditions to the closing of the mergers.

Procedures for Exchanging Shares

On or prior to the closing date of the mergers, Galera and Obsidian will jointly select a reputable bank, transfer agent or trust company to act as exchange agent in the mergers. At each of the Obsidian merger effective time and the Galera merger effective time, Parent will deposit with the exchange agent evidence of book-entry shares representing the shares of Parent common stock issuable in exchange for shares of Obsidian common stock and Galera common stock, respectively. Promptly after the applicable effective time, the parties will cause the exchange agent to mail to each record holder of Obsidian common stock and Galera common stock whose shares were converted into the right to receive shares of Parent common stock (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify and (ii) instructions for effecting the surrender of such shares in exchange for book-entry shares of Parent common stock.

No dividends or other distributions declared or made with respect to Parent common stock with a record date after the applicable effective time will be paid to the holder of any shares of Galera common stock or Obsidian common stock (as applicable) with respect to the shares of Parent common stock that such holder has the right to receive until such holder delivers a duly executed letter of transmittal (at which time, or if later, on the applicable payment date, such holder will be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).

Any shares of Parent common stock deposited with the exchange agent that remain undistributed as of the date that is 180 days after the closing date will be delivered to Parent upon demand, and any holders who have not theretofore delivered a duly executed letter of transmittal will thereafter look only to Parent for satisfaction of their claims for Parent common stock and any dividends or distributions with respect thereto.

Directors and Officers Following the Merger

Pursuant to the merger agreement, each of the directors and officers of Galera who will not continue as directors and officers of Galera following the Galera merger effective time will resign effective as of the Galera merger effective time. Each of the directors and officers of Obsidian who will not continue as directors and officers of Obsidian following the Obsidian merger effective time will resign effective as of the Obsidian merger effective time.

Effective as of the Obsidian merger effective time, the Parent Board will consist of six individuals selected by the Obsidian Board, and Parent will take all necessary action to appoint the officers of Obsidian to become equivalent officers of Parent until the earlier of their resignation or removal or their respective successors are duly elected or appointed and qualified, as the case may be.

From and after the Obsidian merger effective time, the board of directors of the Obsidian Merger Surviving Corporation will consist of individuals designated by Obsidian, and the parties will take all actions necessary so that the officers of Obsidian immediately prior to the Obsidian merger effective time shall be the officers of the Obsidian Merger Surviving Corporation until the earlier of their resignation or removal or their respective successors are duly elected or appointed and qualified, as the case may be.

From and after the Galera merger effective time, the board of directors of the Galera Merger Surviving Corporation will consist of individuals designated by Obsidian, and the parties will take all actions necessary so that the officers of Obsidian immediately prior to the Galera merger effective time shall be the officers of the Galera Merger Surviving Corporation until the earlier of their resignation or removal or their respective successors are duly elected or appointed and qualified, as the case may be.

Amendment of the Certificate of Incorporation of Parent

Parent agreed to amend its certificate of incorporation at the Galera merger effective time to change the name of Parent to “Obsidian Therapeutics, Inc.” and make any other changes as are agreeable to Obsidian.

Representations and Warranties

The merger agreement contains customary representations and warranties of Galera and Obsidian for a transaction of this type relating to, among other things:

•	due organization and subsidiaries;

•	organizational documents;

•	authority and binding nature of the merger agreement;

•	required vote;

•	non-contravention and consents;

•	capitalization;

•	financial statements;

•	absence of changes;

•	absence of undisclosed liabilities;

•	title to assets;

•	real property and leasehold;

•	intellectual property;

•	material agreements;

•	compliance, permits and restrictions;

•	legal proceedings and orders;

•	tax matters;

•	employee and labor matters and benefit plans;

•	environmental matters;

•	insurance;

•	transactions with affiliates;

•	no financial advisors; and

•	privacy and data security.

Galera made additional representations and warranties relating to, among other things, SEC filings, absence of certain agreements, the valid issuance of Galera common stock in connection with the mergers and no bad actors, and the concurrent financing. Obsidian made additional representations and warranties relating to contracts and commitments.

In addition, Parent made customary representations and warranties relating to:

•	due organization;

•	authority and binding nature of the merger agreement;

•	no vote of parent stockholders and the required approval;

•	litigation;

•	absence of certain agreements;

•	stock ownership;

•	brokers’ fees; and

•	Parent information.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the closing of the mergers; however, the accuracy of such representations and warranties is a condition to the respective obligations of Obsidian, Galera and Parent to consummate the mergers.

Covenants; Conduct of Business Pending the Mergers

Each of Galera, Parent and Obsidian has agreed that until the earlier of the Galera merger effective time and the termination of the merger agreement, except as required by applicable law, as otherwise provided in the merger agreement and the transactions contemplated thereby or with Galera’s or Obsidian’s (as applicable) prior written consent (not to be unreasonably withheld, conditioned or delayed), each party will, and will cause its subsidiaries to, use their commercially reasonable efforts to conduct its business and operations in the ordinary course of business and consistent with past practice and in material compliance with applicable law and the requirements of all contracts that constitute material contracts. Without limiting the generality of the foregoing, each of Galera, Parent and Obsidian has agreed, among other things, that it shall not, without the prior written consent of the other parties:

•

amend or otherwise change its organizational documents (subject, in the case of Galera, to specified exceptions for the Annual Meeting Galera Stockholder Vote, the Galera Reverse Stock Split and the Galera Authorized Common Stock Increase) or adopt, approve, consent to or propose any change in the organizational documents of any of its subsidiaries (other than in connection with actions contemplated by the merger agreement);

•

sell, lease, license or otherwise dispose of any material assets or any interests therein, except pursuant to existing contracts, for sales or licenses to customers, or otherwise in the ordinary course of business;

•	take any action with respect to any equity interests (other than certain permitted conversions contemplated under the merger agreement);

•	create, incur, assume, guarantee or repay (other than any mandatory repayments) any indebtedness, other than the incurrence of indebtedness in the ordinary course of business;

•	issue, deliver, sell or dispose of any capital stock or securities;

•	create or incur any encumbrance on any material asset (other than permitted encumbrances);

•	make any loans, advances or capital contributions to, or investments in, any Person other than in the ordinary course of business;

•	adversely amend, modify or terminate certain specified material contracts, subject to ordinary-course exceptions;

•	increase compensation or benefits for employees (other than in the ordinary course of business) or take certain other restricted actions with respect to employees or employee plans;

•	adopt, enter into, amend or terminate any collective bargaining agreement or contract with any labor union, works council or labor organization;

•	settle any material legal proceeding;

•

make or change any material tax election, change any annual tax accounting period, enter into any closing agreement with a governmental authority with respect to material taxes or settle any tax claim with respect to material taxes, in each case, except if such action would not reasonably be expected to have a material and adverse effect on following the Closing;

•	take any action, or knowingly fail to take any action, that would reasonably be expected to prevent the mergers from qualifying for the Intended Tax Treatment;

•	make any material change in any method of financial accounting, except for any such change required by reason of a change in GAAP or other applicable financial accounting standards; or

•	agree or commit to do any of the foregoing.

Non-Solicitation

Each of Galera and Obsidian has agreed that, during the pre-closing period, neither it nor any of its subsidiaries will, nor will either party or any of its subsidiaries authorize any of the directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives retained by it or any of its subsidiaries to, directly or indirectly:

•

solicit, assist, initiate, engage or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry;

•	furnish any non-public information regarding such party to any person (other than Obsidian or Galera) in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

•	engage, encourage or participate in discussions or negotiations with any person or group with respect to any Acquisition Proposal or Acquisition Inquiry;

•	approve, endorse or recommend any Acquisition Proposal (subject to a Board Adverse Recommendation Change as described further below);

•	negotiate, execute or enter into any letter of intent, agreement in principle, acquisition agreement or any other contract contemplating or otherwise relating to any Acquisition Transaction; or

•	publicly propose to do any of the foregoing.

Upon execution of the merger agreement, each party was required to immediately cease and terminate any existing discussions, negotiations and communications with any person relating to any Acquisition Proposal or Acquisition Inquiry and request the destruction or return of any nonpublic information provided to such person. If a party or any of its representatives receives an unsolicited Acquisition Proposal or Acquisition Inquiry, such party must promptly (and in no event later than one business day) notify the other party in writing, including the identity of the person making the proposal and a copy or written summary of its terms.

The merger agreement affords Galera certain fiduciary exceptions to the non-solicitation provisions to allow the Galera Board to consider a Superior Offer under certain circumstances, including that the Galera Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Offer, subject to certain conditions set forth in the merger agreement, including providing prompt notice to Obsidian and furnishing any non-public information provided to the third party to Obsidian.

Obsidian also has a fiduciary exception allowing it to furnish nonpublic information and enter into discussions with third parties regarding unsolicited Acquisition Proposals under certain circumstances, including that the Obsidian Board determines in good faith that such proposal constitutes or is reasonably likely to result in a Superior Offer and that the failure to take such action would be inconsistent with its fiduciary duties, subject to compliance with notice and other requirements in the merger agreement.

Board Adverse Recommendation Change

Galera and Obsidian have agreed and, with respect to Galera, subject to certain specified exceptions described in the merger agreement, that their boards of directors may not take any of the following actions:

•	withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) the recommendation of their boards of directors in a manner adverse to the other party;

•	resolve, or have any committee of their boards of directors resolve, to withdraw or modify their recommendation in a manner adverse to the other party; or

•	adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal.

However, at any time prior to receipt of the Required Galera Stockholder Approval, if Galera has received a bona fide, unsolicited written Superior Offer or as a result of a material development or change in circumstances unrelated to an Acquisition Proposal that occurs after the date of the merger agreement and affects the business, assets or operations of Galera, the Galera Board may make a Galera Board Adverse Recommendation Change, subject to compliance with the notice and negotiation procedures set forth in the merger agreement, including providing Obsidian written notice at least four business days in advance of such change (the “Galera notice period”), which notice must include a description in reasonable detail of the reasons for such change and written copies of any relevant proposed transaction agreements.

During the Galera notice period, Obsidian is entitled to deliver counterproposals and Galera must negotiate with Obsidian in good faith to make adjustments to the terms of the merger agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer. In the event of any material amendment to any Superior Offer, Galera is required to provide Obsidian with notice of such material amendment and the Galera Notice Period will be extended, if applicable, to ensure that at least two business days remain following such notification.

Similarly, at any time prior to obtaining the Required Obsidian Stockholder Approval, if Obsidian receives a bona fide, unsolicited written Superior Offer or as a result of a material development or change in circumstances unrelated to an Acquisition Proposal that occurs after the date of the merger agreement and affects the business, assets or operations of Obsidian, the Obsidian Board may make an Obsidian Board Adverse Recommendation Change, subject to compliance with substantially similar notice and negotiation procedures, including providing Galera written notice at least four business days in advance of such change (the “Obsidian notice period”), which notice must include a description in reasonable detail of the reasons for such change and written copies of any relevant proposed transaction agreements.

During the Obsidian Notice Period, Galera is entitled to deliver counterproposals and Obsidian must negotiate with Galera in good faith to make adjustments to the terms of the merger agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer. In the event of any material amendment to any Superior Offer, Obsidian is required to provide Galera with notice of such material amendment and the Obsidian Notice Period will be extended, if applicable, to ensure that at least two business days remain following such notification.

Mutual Conditions to Completion of the Mergers

Each party’s obligation to effect the mergers and otherwise consummate the transactions contemplated under the merger agreement is subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties, at or prior to the completion of the mergers, of each of the following conditions:

•

no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the transactions contemplated by the merger agreement will have been issued by any court of competent jurisdiction or other governmental authority and remain in effect, and there will not be any law which has the effect of making the consummation of the transactions illegal;

•	Galera will have obtained the Required Galera Stockholder Approval and Obsidian will have obtained the Required Obsidian Stockholder Approval;

•	the shares of Parent common stock to be issued in the mergers will have been approved for listing (subject to official notice of issuance) on Nasdaq;

•

the subscription agreement will be in full force and effect and not subject to any termination, rescission or material adverse modification, and all conditions to the funding thereunder will have been satisfied or waived (other than those to be satisfied at closing) and cash proceeds of not less than the Concurrent PIPE Financing Amount will have been received by Galera, or will be received by Galera substantially simultaneously with the closing; and

•

the registration statement on Form S-4 will have become effective in accordance with the Securities Act and not be subject to any stop order or proceeding seeking a stop order that has not been withdrawn.

Conditions to the Obligations of Obsidian

The obligation of Obsidian to complete the mergers is subject to the satisfaction or waiver of certain additional conditions, including:

•

Galera’s Fundamental Representations being true, correct and complete in all material respects, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties shall be true and correct as of such date);

•

Galera’s Capitalization Representations being true, correct and complete in all respects, except for de minimis inaccuracies, to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties shall be true and correct as of such date), and to the extent contingent on stockholder approval;

•	all other representations being true and correct except where the failure to be true and correct would not reasonably be expected to have a Galera Material Adverse Effect or to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties shall be true and correct as of such date);

•	the performance by Galera, Parent, Merger Sub 1 and Merger Sub 2 in all material respects of all covenants and agreements required to be performed at or prior to the closing;

•	the absence of a Galera Material Adverse Effect since the date of the merger agreement that is continuing;

•	the delivery by Galera of a closing certificate signed by an executive officer;

•	Galera common stock will have been continually listed on the OTCQB from the date of the merger agreement through the closing date; and

•

all conditions to the Galera merger being satisfied or waived (other than those to be satisfied at closing) and the Galera certificate of merger having been filed by Parent (or will be filed by Parent substantially simultaneously with the Obsidian certificate of merger).

Conditions to Obligations of Galera, Parent, Merger Sub 1 and Merger Sub 2

The obligation of Galera, Parent, Merger Sub 1 and Merger Sub 2 to complete the mergers is subject to the satisfaction or waiver of conditions including:

•

Obsidian’s Fundamental Representations being true, complete and correct in all material respects, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties shall be true and correct as of such date);

•

Obsidian’s Capitalization Representations being true, correct and complete in all respects, except for de minimis inaccuracies, to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties shall be true and correct as of such date), and to the extent contingent on stockholder approval;

•

all other representations being true and correct except where the failure to be true and correct would not reasonably be expected to have a Obsidian Material Adverse Effect or to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties shall be true and correct as of such date);

•	the performance by Obsidian in all material respects of all covenants and agreements required to be performed at or prior to the closing;

•	the absence of an Obsidian Material Adverse Effect since the date of the merger agreement that is continuing;

•	the delivery by Obsidian of a closing certificate signed by an executive officer;

•	the Obsidian lock-up agreements continuing to be in full force and effect; and

•

all conditions to the Obsidian merger being satisfied or waived (other than those to be satisfied at closing) and the Obsidian certificate of merger having been filed by Parent (or will be filed by Parent substantially simultaneously with the Galera certificate of merger).

Definition of Material Adverse Effect

Many of Galera’s and Obsidian’s representations and warranties are qualified by a material adverse effect standard. For purposes of the merger agreement, a “Galera Material Adverse Effect” or “Obsidian Material Adverse Effect,” as applicable, is defined to mean any effect that has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of such party and its subsidiaries, taken as a whole. However, effects arising or resulting from the following will not be taken into account in determining whether there has been a material adverse effect:

•

the announcement, pendency or consummation of the transactions contemplated by the merger agreement, including any adverse change in customer, supplier, governmental, landlord, employee or similar relationships resulting therefrom;

•	the taking of any action, or the failure to take any action, that is expressly required under the terms of the merger agreement;

•

any natural disaster or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing;

•	any change in, or any compliance with, GAAP or applicable law or the interpretation thereof;

•

general economic, financial and capital market conditions, including any instability in the banking sector, in each case generally affecting the industries in which such party and its subsidiaries operate;

•	with respect to Galera, any change in the stock price or trading volume of Galera common stock;

•	any change in the cash position of such party resulting from operations in the ordinary course of business; or

•	any failure by either party to meet projections, business plans or forecasts (provided that the underlying cause of such failure may still be considered).

Termination and Termination Fees

Termination of the merger agreement

The merger agreement may be terminated at any time prior to the closing, whether before or after the required stockholder approvals have been obtained by:

(a)	by mutual written consent of Galera and Obsidian;

(b)	by either Galera or Obsidian if:

•

the mergers shall not have been consummated by August 14, 2026 (subject to possible extension, the “Outside Date”); provided, however, that the right to terminate the merger agreement, pursuant to the terms of the merger agreement, shall not be available to Galera or Obsidian if such Party’s action or failure to act has been a principal cause of the failure of the mergers to occur on or before the Outside Date and such action or failure to act constitutes a breach of the merger agreement; provided, further, however, that, in the event that the SEC has not declared effective under the Securities Act this information statement/prospectus by the date which is twenty-five (25) days prior to the Outside Date, then either Galera or Obsidian shall be entitled to extend the Outside Date for an additional ninety (90) days;

•

a court of competent jurisdiction or other governmental authority shall have issued a final and nonappealable order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the contemplated transactions;

(c)

by Galera if the Required Obsidian Stockholder Approval shall not have been obtained and evidence thereof delivered to Galera within fifteen (15) days of this information statement/prospectus becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Obsidian Stockholder Approval has been obtained, Galera may not terminate the merger agreement;

(d)

by Obsidian if the Required Galera Stockholder Approval shall not have been obtained and evidence thereof delivered to Galera within fifteen (15) days of this information statement/prospectus becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Galera Stockholder Approval has been obtained, Obsidian may not terminate the merger agreement; provided, further, however that in the event that the Annual Meeting Galera Stockholder Vote is not obtained, then Obsidian may not terminate this Agreement pursuant to the terms of the merger agreement until such time that the Required Galera Stockholder Approval is not obtained at a special meeting of holders of Galera Common Stock held to seek the Required Galera Stockholder Approval;

(e)	by Obsidian (at any time prior to the approval of the Galera Stockholder Matters by the Required Galera Stockholder Approval) if a Galera Triggering Event shall have occurred;

(f)

by Galera (at any time prior to the adoption of the merger agreement and the approval of the contemplated transactions by the Required Obsidian Stockholder Approval) if (i) an Obsidian Triggering Event shall have occurred or (ii) the Obsidian Board or any committee thereof shall have made an Obsidian Board Adverse Recommendation Change;

(g)

by Obsidian, upon a material breach of any representation, warranty, covenant or agreement set forth in the merger agreement by Galera, Parent, Merger Sub 1 or Merger Sub 2 or if any representation or warranty of Galera shall have become inaccurate such that certain conditions set forth in the merger agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Obsidian is not then in material breach of any representation, warranty, covenant or agreement under the merger agreement; provided, further, that if such inaccuracy in Galera’s representations and warranties or breach by Galera, Parent, Merger Sub 1 or Merger Sub 2 is curable by Galera, Parent, Merger Sub 1 or Merger Sub 2, as applicable, then the merger agreement shall not terminate pursuant to the terms of the merger agreement as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from Obsidian to Galera of such breach or inaccuracy and its intention to terminate pursuant to the terms of the merger agreement (it being understood that the merger agreement shall not as a result of such particular breach or inaccuracy if such breach by Galera, Parent, Merger Sub 1 or Merger Sub 2 is cured prior to such termination becoming effective);

(h)

by Galera, upon a material breach of any representation, warranty, covenant or agreement set forth in the merger agreement by Obsidian, or if any representation or warranty of Obsidian shall have become inaccurate, in either case, such that certain conditions set forth in the merger agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that none of Galera, Parent, Merger Sub 1 or Merger Sub 2 is then in material breach of any representation, warranty, covenant or agreement under the merger agreement; provided, further, that if such inaccuracy in Obsidian’s representations and warranties or breach by Obsidian is curable by Obsidian, then the merger agreement shall not terminate as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from Galera to Obsidian of such breach or inaccuracy and its intention to terminate pursuant to the terms of the merger agreement (it being understood that the merger agreement shall not terminate pursuant to the terms of the merger agreement as a result of such particular breach or inaccuracy if such breach by Obsidian is cured prior to such termination becoming effective);

(i)

by Galera (at any time prior to obtaining the Required Galera Stockholder Approval) and following compliance with all of the requirements set forth in the terms of the merger agreement, concurrently with Galera’s entering into a definitive agreement for a Superior Offer (a “Permitted Alternative Agreement”); provided, however, that Galera shall not enter into any Permitted Alternative Agreement unless: (i) Obsidian shall have received written notice from Galera of

Galera’s intention to enter into such Permitted Alternative Agreement at least four (4) business days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, including the identity of the counterparty together with copies of the then current draft of such Permitted Alternative Agreement and any other related principal transaction documents, (ii) Galera shall have complied with its obligations under the terms of the merger agreement (including with respect to delivery of all required written notices), and (iii) the Galera Board shall have determined in good faith, after consultation with its outside legal counsel and reasonable consideration of relevant factors, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable law;

(j)

by Obsidian (at any time prior to obtaining the Required Obsidian Stockholder Approval) and following compliance with all of the requirements set forth in the terms of the merger agreement, concurrently with Obsidian’s entering into a Permitted Alternative Agreement and after having paid to Galera the Obsidian Termination Fee pursuant to the terms of the merger agreement; provided, however, that Obsidian shall not enter into any Permitted Alternative Agreement unless: (i) Galera shall have received written notice from Obsidian of Obsidian’s intention to enter into such Permitted Alternative Agreement at least four (4) business days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, including the identity of the counterparty together with copies of the then current draft of such Permitted Alternative Agreement and any other related principal transaction documents, (ii) Obsidian shall have complied with its obligations under the terms of the merger agreement (including with respect to delivery of all required written notices), and (iii) the Obsidian Board shall have determined in good faith and reasonable consideration of relevant factors, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law; or

(k)

by Obsidian, if the approval of the listing of shares of Parent common stock on Nasdaq shall (i) have been denied by Nasdaq or (ii) not have been obtained and the Obsidian Board has determined, in good faith and after consultation with its outside counsel, that such approval is not reasonably likely to be obtained; provided, however, that this right to terminate the merger agreement shall not be available to Obsidian if Obsidian’s action or failure to act has been a principal cause of the failure of such approval being obtained and such action or failure to act constitutes a material breach of the merger agreement.

Termination Fees Payable by Obsidian

Obsidian must pay Galera the Obsidian Termination Fee, within two (2) Business Days of delivering notice of termination, by wire transfer of immediately available funds, if the merger agreement is terminated by (i) Galera due to a material, uncured breach by Obsidian (clause (h) above), the failure to obtain the Required Obsidian Stockholder Approval (clause (c) above), or the occurrence of an Obsidian Board Adverse Recommendation Change (subclause (ii) of clause (f) above) or (ii) Obsidian, upon concurrently entering into a Permitted Alternative Agreement (clause (j) above). The Obsidian Termination Fee is non-refundable and shall not be credited against any other payment.

Each of the parties has acknowledged that (i) the agreements contained in the termination fee provisions are an integral part of the Contemplated Transactions, (ii) the Obsidian Termination Fee represents a good faith, fair estimate of the damages that Galera and its affiliates would suffer upon termination of the merger agreement, (iii) the Galera Termination Fee represents a good faith, fair estimate of the damages that Obsidian and its affiliates would suffer upon termination of the merger agreement, (iv) without these agreements, the parties would not have entered into the merger agreement, and (v) any amount payable pursuant to the termination fee provisions is not a penalty, but rather is liquidated damages which do not require Galera, Obsidian or any other person to prove actual damages.

Termination Fees Payable by Galera

Galera must pay Obsidian the Galera Termination Fee, within two (2) Business Days of delivering notice of termination, by wire transfer of immediately available funds, if the merger agreement is terminated by (i) Obsidian due to a material, uncured breach by Galera (clause (g) above) or (ii) Galera, upon concurrently entering into a Permitted Alternative Agreement (clause (i) above). The Galera Termination Fee is non-refundable and shall not be credited against any other payment.

Non-Survival of Representations and Warranties

The representations and warranties of Parent, Obsidian, Merger Sub 1, Galera and Merger Sub 2 contained in the merger agreement or any certificate or instrument delivered pursuant to the merger agreement will terminate at the Galera merger effective time. Only the covenants that by their terms survive the Galera merger effective time and the general provisions article of the merger agreement will survive the Galera merger effective time.

Amendment and Waiver

The merger agreement may be amended with the approval of the respective boards of directors of Galera, Obsidian, Parent, Merger Sub 1 and Merger Sub 2 at any time; provided that after any stockholder approval has been obtained, no amendment requiring further stockholder approval may be made without such further approval. The merger agreement may not be amended except by an instrument in writing signed on behalf of each party. Any provision of the merger agreement may be waived by the waiving party solely on such party’s own behalf, without the consent of any other party. No failure or delay in exercising any right will constitute a waiver of such right.

Fees and Expenses

Except as otherwise provided in the merger agreement, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, whether or not the mergers are consummated. However, Galera and Obsidian will share equally all fees and expenses incurred in relation to the printing and filing with the SEC of any filings with the SEC, including the registration statement on Form S-4 (including any financial statements and exhibits) and any related amendments or supplements, and paid to a financial printer or the SEC with respect to filing and registration fees.

Governing Law; Jurisdiction; Specific Performance; Waiver of Jury Trial

The merger agreement is governed by, and construed in accordance with, the laws of the State of Delaware. All legal actions or proceedings with respect to the merger agreement are to be brought and determined exclusively in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware.

The parties to the merger agreement are entitled to specific performance of the terms of the merger agreement, including an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions thereof, without the need to post a bond. Each of the parties to the merger agreement has irrevocably waived its right to trial by jury in any legal proceeding arising out of or relating to the merger agreement or the transactions contemplated thereby.

Indemnification of Directors and Officers

The merger agreement provides that from and after the Galera merger effective time, Parent will, and will cause the Galera Merger Surviving Corporation and the Obsidian Merger Surviving Corporation to, indemnify and hold harmless the present and former directors and officers of Galera and Obsidian against all claims, losses, liabilities, damages, judgments, fines, fees, costs and expenses arising out of actions or omissions occurring at or prior to the Galera merger effective time (including in connection with the transactions contemplated by the merger agreement).

The certificates of incorporation and bylaws of the surviving corporations will contain provisions no less favorable with respect to indemnification, advancement of fees, costs and expenses and exculpation than those in effect on the date of the merger agreement. Galera has agreed to purchase, prior to the Galera merger effective time, a six-year prepaid tail insurance policy covering each person currently covered by the directors’ and officers’ liability insurance policies of Galera. Parent has also agreed to maintain directors’ and officers’ liability insurance policies from and after the Galera merger effective time.

Appraisal Rights

Under the merger agreement, stockholders of Galera who hold shares of Galera common stock that are outstanding immediately prior to the Galera merger effective time (after giving effect to the Galera preferred stock conversion) and who have exercised and perfected appraisal rights for such shares in accordance with Section 262 of the DGCL will not be converted into or represent the right to receive the merger consideration. Such stockholders will be entitled to receive payment of the appraised value of such shares in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights. Galera will give Parent prompt written notice of any demands by dissenting stockholders received thereby, and Parent will have the right to direct all negotiations and proceedings with respect to such demands, provided that Galera will have the right to participate in such negotiations and proceedings.

Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement:

REPRESENTATIONS, WARRANTIES AND COVENANTS IN THE MERGER AGREEMENT ARE NOT INTENDED TO FUNCTION AS PUBLIC DISCLOSURES.

The merger agreement and the summary of its terms in this information statement/prospectus have been included only to provide you with information about the terms and conditions of the merger agreement. The terms and information in the merger agreement are not intended to provide any other public disclosure of factual information about Galera, Obsidian or Parent, or any of their respective subsidiaries, affiliates or businesses. The representations, warranties and covenants contained in the merger agreement are made by Galera, Obsidian and/or Parent only for purposes of the merger agreement, and as of specific dates, and were qualified and subject to certain limitations and exceptions agreed to by the parties in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the merger agreement and were negotiated for the purpose of allocating contractual risk among the parties to the merger agreement rather than to establish matters as facts. Galera stockholders and Obsidian stockholders are not third-party beneficiaries under the merger agreement. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to stockholders and reports and documents filed with the SEC, and, in some cases, they may be qualified by disclosures made by one party to the other, which are not necessarily reflected in the merger agreement or other public disclosures. Moreover, information concerning the subject matter of the representations, warranties and covenants, which does not purport to be accurate as of the date of this information statement/prospectus, may have changed since the date of the merger agreement, and subsequent developments or new information may not be fully reflected in public disclosures.

For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of Galera, Obsidian or Parent, or any of their respective subsidiaries, affiliates or businesses. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this information statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 356 of this information statement/prospectus.

AGREEMENTS RELATED TO THE MERGER

Support Agreements

In order to induce each party to enter into the merger agreement, the directors, officers, and certain stockholders of each of Galera and Obsidian (in each case, solely in their capacity as stockholders) are party to support agreements pursuant to which, among other things, each such stockholder has agreed, solely in his, her or its capacity as a stockholder of the applicable company, to vote all of his, her or its shares of capital stock of the applicable company including, subject to the terms of the applicable support, any additional shares acquired after the date thereof in favor of:

•	the adoption and approval of the merger agreement and the terms thereof, including the contemplated transactions and the other actions contemplated by the merger agreement;

•	the applicable merger; and

•	all of the matters set forth in the applicable stockholder written consent.

These stockholders also agreed to vote against (i) any Acquisition Proposal, Acquisition Transaction or any other action that would reasonably be expected to interfere with, delay, impede, postpone, discourage or adversely affect the consummation of the contemplated transactions and (ii) any action or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant or obligation of the applicable company in the merger agreement, subject to certain specified exceptions.

The support agreements provide that these voting obligations do not apply to any amendment to the merger agreement that:

•	decreases the applicable exchange ratio or changes the form or reduces the amount of the consideration payable to the applicable company’s stockholders;

•	increases the other party’s exchange ratio or changes the form or increases the amount of the consideration payable to such other party’s stockholders;

•	is material and adverse to the holder; or

•	imposes any restrictions or any additional conditions on the consummation of the contemplated transactions.

Promptly after the registration statement, of which this information statement/prospectus forms a part, is declared effective under the Securities Act, each stockholder party to a support agreement has agreed to irrevocably execute and deliver, or cause to be delivered, its duly executed counterpart to the applicable stockholder written consent in accordance with the DGCL and the applicable company’s organizational documents.

These stockholders have also granted the applicable company an irrevocable proxy, coupled with an interest, to vote their respective shares solely with respect to the matters described above requiring a vote in favor of the merger agreement and related transactions in accordance with the support agreements if the holder fails to vote his, her or its shares of the applicable company, or otherwise fails to perform or comply with such stockholders’ obligations under the support agreement by 5:00 p.m. (Eastern Time) on the day immediately preceding the applicable meeting date or written consent deadline, (the “termination date”) provided the holder has received at least five business days’ notice. The proxy is irrevocable and coupled with an interest until the termination date. The stockholders may vote their shares on all other matters not covered by the voting obligations in their sole discretion.

Under the support agreements, subject to certain exceptions, such stockholders have also agreed not to, directly or indirectly, sell, transfer, pledge, encumber (other than liens arising under or imposed by applicable law or pursuant to the support agreements, merger agreement or the transactions contemplated thereby), assign, gift or otherwise dispose of or enter into any contract, option or other arrangement or understanding with respect to any such transfer of any of their respective shares until the termination date. Any transfer in violation of the support agreements will be void and of no force or effect. Permitted exceptions to the transfer restrictions include, among others, transfers by gift to immediate family members or trusts, transfers by operation of law, transfers to affiliated entities, the settlement, exercise or vesting of options or warrants (including to pay exercise prices or taxes), and the conversion of preferred stock into common stock.

To the extent that any such transfer is permitted, each permitted transferee must enter into a written agreement in substantially the form of the applicable support agreement agreeing to be bound by the same restrictions. Each holder has also authorized the applicable company to notify its transfer agent that there is a stop transfer order with respect to all of such holder’s shares.

In the event of a Galera Board Adverse Recommendation Change or Obsidian Board Adverse Recommendation Change (each as defined in the merger agreement) by the applicable company’s board of directors made in compliance with the terms of the merger agreement, the aggregate number of shares subject to the applicable support agreements will be automatically reduced (on a pro rata basis among all holders subject to similar voting agreements) such that the number of shares held collectively by all such holders will represent in the aggregate 25% of the outstanding shares of the applicable company’s common stock.

Each stockholder has also waived any appraisal rights under applicable law, including Section 262, in connection with the applicable merger, and has agreed not to bring, commence, institute, maintain, prosecute or voluntarily aid any legal proceeding, in his, her or its capacity as a stockholder, which challenges the validity of the applicable support agreement or alleges that the execution and delivery of the applicable support agreement constitutes a breach of any fiduciary duty of the applicable company’s board of directors.

The support agreements were entered into by each holder solely in his, her or its capacity as a stockholder of the applicable company and not in such holder’s capacity as a director, officer or employee of the applicable company or as a trustee or fiduciary of any equity plans, and nothing in the support agreements limits or restricts any holder who is a director or officer from taking any action in such capacity, including fulfilling the obligations of such office.

Each support agreement will automatically terminate upon the earliest to occur of:

•	the valid termination of the merger agreement;

•

any amendment to the merger agreement that decreases the applicable exchange ratio or changes the form or reduces the amount of the consideration payable to the applicable company’s stockholders, or that increases the other party’s exchange ratio or changes the form or increases the amount of the consideration payable to such other party’s stockholders;

•	the outside date (unless the outside date is extended for an additional 90-day period as set forth in the merger agreement),

•	the applicable merger effective time; and

•	a mutual written agreement to terminate.

The support agreements are governed by the laws of the State of Delaware, with exclusive jurisdiction in the Court of Chancery of the State of Delaware or the Superior Court of the State of Delaware or the United States District Court for the District of Delaware if the Court of Chancery does not have subject matter jurisdiction. Each party has waived the right to trial by jury and acknowledged the right to specific performance.

Differences Between the Galera and Obsidian Support Agreements

The Galera and Obsidian support agreements are substantially identical, with the following differences:

•

Under the Galera support agreements, the shares of Galera capital stock subject to the voting and transfer obligations include shares of Galera common stock, Galera preferred stock, Galera options and Galera warrants.

•

Under the Obsidian support agreements, the shares of Obsidian capital stock subject to the voting and transfer obligations include shares of Obsidian common stock, Obsidian preferred stock, Obsidian options and other securities convertible into, or exercisable or exchangeable for, shares of Obsidian common stock (which may include, but are not limited to, warrants).

The Obsidian stockholders who executed support agreements as of April 14, 2026 owned, in the aggregate, approximately 62.8% of the outstanding Obsidian capital stock. The Galera stockholders who executed support agreements as of April 14, 2026 owned, in the aggregate, approximately 51.1% of the outstanding Galera capital stock.

The foregoing descriptions of the Galera stockholder support agreements and the Obsidian stockholder support agreements do not purport to be complete and are qualified in their entirety by the full text of the forms of support agreements, copies of which are attached to this information statement/prospectus as Appendix D and Appendix E and incorporated by reference.

Lock-Up Agreements

Certain of Obsidian’s executive officers and directors have entered into lock-up agreements, as a condition and inducement to Galera’s willingness to enter into the merger agreement, pursuant to which such parties have agreed that, without the prior written consent of Parent (and, prior to the closing, Obsidian), they will not, during the period commencing at the closing and ending 180 days after the closing (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Parent common stock or any securities convertible into or exercisable or exchangeable for Parent common stock (including shares received in the mergers and shares issuable upon exercise of options, warrants or convertible securities);

•	enter into any swap, short sale, hedge or other agreement that transfers any of the economic consequences of ownership of such securities;

•

make any demand for, or exercise any right with respect to, the registration of any shares of Parent common stock or any security convertible into or exercisable or exchangeable for Parent common stock (other than pursuant to the merger agreement or any applicable registration rights agreement); or

•	publicly disclose the intention to do any of the foregoing.

The lock-up agreements also restrict the undersigned from making any demand for, or exercising any right with respect to, the registration of any shares of Parent common stock during such period (other than pursuant to the merger agreement or any applicable registration rights agreement).

The lock-up agreements further provide that, if Parent (and, prior to the closing, Obsidian) grants any other holder subject to a substantially similar lock-up agreement an early release or permission to transfer shares for value (other than as permitted by the lock-up agreements), the undersigned will be entitled to a pro rata release from its restrictions; provided that such pro rata release will not be triggered unless and until the aggregate permissions and early releases represent an amount in excess of 1% of the number of shares of Parent common stock originally subject to substantially similar agreements.

193,269,632 shares, or 72% of the outstanding Obsidian common stock (on a fully diluted basis), are subject to the above-described lock-up agreements.

The lock-up agreements contain customary exceptions, including for certain transfers for estate planning purposes or by operation of law, transfers to affiliates or immediate family members, transactions relating to:

•	the exercise or settlement of equity awards (including to satisfy tax obligations), the establishment of Rule 10b5-1 trading plans that do not provide for sales during the restricted period;

•	transfers pursuant to a bona fide third-party change of control transaction;

•	transfers of securities acquired in open market transactions or public offerings not issued in connection with the mergers; and

•	transfers pursuant to court order, and certain transfers of shares issued in connection with the concurrent financing.

With respect to certain permitted transfers described above (including transfers for estate planning purposes, to affiliates, immediate family members, trusts and related persons), such transfers must not be for value and each permitted transferee is required to enter into a lock-up agreement in substantially the same form. In addition, no filing under Section 16 of the Exchange Act or other public announcement is required to be made or voluntarily made in connection with certain of the foregoing permitted transfers during the restricted period, subject to limited exceptions.

The lock-up agreements will automatically terminate upon the earliest to occur of (i) Obsidian advising the undersigned in writing that it has determined not to proceed with the contemplated transactions or (ii) the merger agreement being validly terminated pursuant to its terms.

The Obsidian stockholders who have executed lock-up agreements as of April 14, 2026 owned, in the aggregate, over 50% of the outstanding shares of Obsidian common stock (on an as-converted basis).

The foregoing description of the lock-up agreements does not purport to be complete and is qualified in its entirety by the full text of the form of lock-up agreement, a copy of which is attached as Appendix F to this information statement/prospectus and is incorporated by reference.

The Contingent Value Rights Agreement

CVR Agreement

Prior to the Galera merger effective time, Galera will declare a distribution to its common stockholders of record (determined as of the close of business on the last business day prior to the day on which the Galera merger effective time occurs) the right to receive one CVR in respect of each CVR Product Agreement for each outstanding share of Galera common stock held by such stockholder as of such date, each representing the right to receive contingent payments upon the occurrence of certain events.

The CVRs will be governed by the terms of the CVR Agreement, which will be entered into prior to the Galera merger effective time by Parent, Obsidian and Equiniti Trust Company, LLC, the Rights Agent.

Restrictions on CVRs

The CVRs will not be listed on any quotation system or traded on any securities exchange. The CVRs will be issued in book entry format and will not be evidenced by a certificate or other instrument. The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CVRs to any holder. The CVRs will not represent any equity or ownership interest in Parent or in any constituent company to the Merger.

The CVRs will not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through any of the following permitted transfers: (a) on death of a holder by will or intestacy; (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (c) pursuant to a court order; (d) made by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (e) in the case of CVRs held in nominee form, from a nominee to the applicable beneficial owner (through an intermediary if applicable) or from a nominee to another nominee for the same beneficial owner, to the extent allowable by the Rights Agent; (f) or a transfer from a participant’s account in a tax-qualified employee benefit plan to the participant or to such participant’s account in a different tax-qualified employee benefit plan or to a tax-qualified individual retirement account for the benefit of such participant; or (g) to Parent for any or no consideration.

CVR Payments

Each CVR represents the right to receive contingent cash payments based on net proceeds received by Parent or its affiliates during a defined time period after closing under each CVR Product Agreement, with net proceeds determined in accordance with GAAP and as follows (“CVR Proceeds”):

•

gross cash proceeds actually paid or received by Parent or its affiliates during a defined time period under the applicable CVR Product Agreement, excluding any amounts paid for the conduct of research, development or manufacturing activities, loan proceeds, amounts paid for patent prosecution, defense, maintenance and enforcement expenses;

•	less permitted deductions actually paid or remitted by Parent or its affiliates for the CVR Agreement, including:

•	taxes imposed on gross proceeds and payable by Parent or its affiliates;

•

internal and external costs and expenses incurred by Parent or its affiliates reasonably allocable to the applicable product for the CVR Product Agreement (e.g., technology transfer costs, litigation costs, contractual expenses, patent maintenance costs and the like), but excluding general and administration expenses, overhead, shared services and indirect costs, non-cash costs and recovery or allocation of capital expenditures;

•	solely with respect to the CVR Product Agreement for tilarginine, out-of-pocket costs relating to business development efforts to enter into the CVR Product Agreement; and

•	out-of-pocket maintenance costs related to the relevant CVRs or the relevant products.

Each holder of the CVRs is entitled to receive (1) a pro rata portion of 80% of net proceeds received by Parent or its Affiliates under any Legacy Product Agreement during the five years after the closing and (2) a pro rata portion of 95% of the net proceeds received by Parent and its Affiliates under the Supportive-Care Product Agreement during the ten years after the closing, in each case, less applicable tax withholding (the “CVR Payment Amount”).

Payment Procedures

Within 30 days following the receipt of CVR Proceeds, Parent will deliver to the Rights Agent a (1) (i) notice indicating that the holders are entitled to receive one or more payment of CVR Proceeds under the applicable CVR Product Agreement, summarizing the source and trigger event for such payment of CVR Proceeds, and providing a detailed calculation of such CVR Proceeds (including gross proceeds and permitted deductions), (ii) an officer’s certificate certifying such calculation, (iii) any letter of instruction reasonably required by the Rights Agent, and (2) transfer to the Rights Agent by wire transfer of immediately available funds to an account designated by the Rights Agent an amount of cash equal to the applicable CVR Payment Amount payable to the holders. The Rights Agent will promptly, and in any event within 10 business days of receipt of any CVR Payment notice, send each holder at its registered address a copy of the applicable CVR Payment notice and pay the applicable CVR Payment Amount to the holders.

The Rights Agent shall be entitled to deduct or withhold, or cause to be deducted and withheld, from any CVR Payment Amount payable pursuant to the CVR Agreement, such amounts as are reasonably determined to be required to be deducted or withheld therefrom under applicable tax law.

Covenants

Parent agrees to use commercially reasonable efforts to (1) for five years following the closing, enter into a Legacy Product Agreement and (2) for two years following the closing, develop and seek regulatory approval for tilarginine. Parent may appoint an advisor to assist with the marketing or sale of tilarginine. Neither Parent nor Obsidian will take any action for the primary purpose of delaying, preventing or minimizing the CVR Payment Amounts.

Parent will provide the Rights Agent semi-annual reports during the applicable time period in which CVR Payment Amounts are payable, summarizing performance and activity related to the CVR Product Agreements and any CVR Payment Amounts paid or payable during such period. The holders will have the right to appoint an independent accountant to audit the books and records of Parent once per year upon reasonable advance written notice to evaluate and verify the payments received under any CVR Product Agreement and the CVR Payment Amounts.

Requisite Holder Approval Requirements

The CVR Agreement provides that decisions of the holders under the CVR Agreement will be made with approval of the holders of not less than 50% of the then-outstanding CVRs to take certain actions (the “Requisite Holders”). In particular, the consent of the Requisite Holders is required (1) to appoint a new Rights Agent that does not meet the qualifications specified in the CVR Agreement, (2) to enter into certain amendments to the CVR Agreement, and (3) for Parent to assign the CVR Agreement (subject to certain carve-outs for affiliate transfers).

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by the full text of the form of CVR Agreement, which is attached hereto as Appendix B.

Concurrent Financing

Concurrently with entering into the merger agreement, Parent and Galera entered into the subscription agreement with the 2026 Galera PIPE Investors. Pursuant to the subscription agreement, and subject to the terms and conditions therein, Galera agreed to sell, and the 2026 Galera PIPE Investors agreed to purchase, immediately prior to the Obsidian merger effective time, shares of Galera Series C preferred stock, for an aggregate purchase price of $350.0 million. In the event Obsidian consummates a Permitted Obsidian Bridge Financing prior to the Obsidian merger effective time and a 2026 Galera PIPE Investor funds a portion of such Permitted Obsidian Bridge Financing, such 2026 Galera PIPE Investor’s aggregate purchase amount under the subscription agreement will be reduced dollar for dollar by an amount equal to such 2026 Galera PIPE Investor’s Permitted Obsidian Bridge Financing funding amount. Shares of Galera Series C preferred stock issued pursuant to the concurrent financing will be converted into shares of Galera common stock immediately after they are issued and then, in accordance with the terms of the merger agreement, will be converted into shares of Parent common stock at the Galera merger effective time. The closing of the concurrent financing is anticipated to occur on or about the date of the closing of the mergers, subject to the satisfaction of customary closing conditions.

In connection with the concurrent financing, Parent and Galera also entered into the 2026 PIPE Registration Rights Agreement with the 2026 Galera PIPE Investors in connection with the concurrent financing. Pursuant to the 2026 PIPE Registration Rights Agreement, the combined company will prepare and file a resale registration statement with the SEC within 30 calendar days following the closing. The combined company will use its reasonable best efforts to cause such registration statement to become effective at the earliest possible date.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS

The following is a discussion of the material U.S. federal income tax consequences for holders of Galera common stock and Obsidian common stock. This discussion only applies to holders of Galera common stock or Obsidian common stock that hold their Galera common stock or Obsidian common stock as capital assets for U.S. federal income tax purposes within the meaning of Section 1221 of the Code, and does not describe all of the tax consequences that may be relevant to holders of Galera common stock or Obsidian common stock in light of their particular circumstances, including alternative minimum taxes and the tax on net investment income, or consequences to holders who are subject to special rules, such as:

•	banks, thrifts, mutual funds and other financial institutions or financial services entities;

•	insurance companies;

•	tax-exempt organizations, pension funds or governmental organizations;

•	regulated investment companies and real estate investment trusts;

•	United States expatriates and former citizens or former long-term residents of the United States;

•	persons that acquired securities pursuant to an exercise of employee share options, in connection with employee incentive plans or otherwise as compensation;

•	dealers or traders subject to a mark-to-market method of tax accounting with respect to the Galera common stock or Obsidian common stock;

•	brokers or dealers in securities or foreign currency;

•	individual retirement and other deferred accounts;

•	persons holding their Galera common stock or Obsidian common stock as part of a “straddle,” hedge, conversion, constructive sale or other risk reducing transactions;

•	persons that directly, indirectly or constructively own 10% or more (by vote or value) of Galera or Obsidian shares;

•	persons who purchase or sell their shares as part of a wash sale for tax purposes;

•	Sponsor or Sponsor Persons;

•	grantor trusts;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities;

•	holders that are “controlled foreign corporations” or “passive foreign investment companies,” referred to as “PFICs,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons subject to the alternative minimum tax;

•

a person required to accelerate the recognition of any item of gross income with respect to Galera common stock or Obsidian common stock as a result of such income being recognized on an applicable financial statement; or

•	a foreign corporation that is treated as a surrogate foreign corporation under Section 7874 of the Code.

This discussion does not consider the tax treatment of entities that are partnerships or other pass-through entities for U.S. federal income tax purposes or persons who hold Galera common stock or Obsidian common stock through such entities. If a partnership or other pass-through entity for U.S. federal income tax purposes is the beneficial owner of Galera common stock or Obsidian common stock, the U.S. federal income tax treatment of partners of the partnership will generally depend on the status of the partners and the activities of the partner and the partnership.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this Registration Statement may affect the tax consequences described herein. This discussion does not take into account potential suggested or proposed changes in such tax laws which may impact the discussion below and does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes. Each of the foregoing is subject to change, potentially with retroactive effect. Holders of Galera common stock or Obsidian common stock are urged to consult their tax advisors with respect to the application of U.S. federal tax laws to their particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

INVESTORS SHOULD CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY U.S. STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

U.S. Holders

For purpose of this discussion, a “U.S. holder” is a beneficial owner of Galera common stock or Obsidian common stock who is, or that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

ALL HOLDERS OF GALERA COMMON STOCK OR OBSIDIAN COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE BUSINESS COMBINATION AND RELATED TRANSACTIONS TO THEM, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

General

Neither Galera nor Obsidian intend to obtain a ruling from the IRS on the tax treatment of the transactions in respect their classifications as “reorganizations” within the meaning of Section 368(a) of the Code or as an “exchange” described in Section 351 of the Code. However, the remainder of this discussion assumes that, for U.S. federal income tax purposes, the Galera merger and Obsidian merger will, individually, constitute a “reorganization” within the meaning of Section 368(a) of the Code and the mergers and contribution taken together will qualify as a transaction governed by Section 351 of the Code, irrespective of the U.S. federal income tax treatment of the receipt of the CVRs by the Galera U.S. holders as described in detail below in “Material U.S. Federal Income Tax Consequences of the Receipt of CVRs” beginning on page 180 of this information statement/prospectus.

U.S. Federal Income Tax Consequences to U.S. Holders of Galera Common Stock

The receipt of shares of Parent common stock in exchange for shares of Galera common stock pursuant to the Galera merger, taken together with the receipt of shares of Parent common stock in exchange for Obsidian common stock pursuant to the Obsidian merger, will qualify as an “exchange” described in Section 351 of the Code and/or, taken alone, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. As a result of the foregoing, a U.S. holder of shares of Galera common stock receiving shares of Parent common stock pursuant to the Galera merger will not recognize gain or loss with respect to such receipt of such shares for U.S. federal tax purposes. The aggregate adjusted tax basis of the shares of Parent common stock the U.S. holder of shares of Galera common stock receives will be equal to the aggregate adjusted tax basis of the shares of Galera common stock the U.S. holder surrendered pursuant to the Galera merger, and the holding period of the shares of Parent common stock will include the U.S. holder’s holding period of the shares of Galera common stock surrendered therefor. A U.S. holder of shares of Galera common stock who acquired such shares at different times should consult their tax advisors with respect to the application of U.S. federal tax laws to their particular situation.

U.S. Federal Income Tax Consequences to U.S. Holders of Obsidian Common Stock

The receipt of shares of Parent common stock in exchange for Obsidian common stock pursuant to the Obsidian merger, taken together with the receipt of shares of Parent common stock in exchange for shares of Galera common stock pursuant to the Galera merger, will qualify as an “exchange” described in Section 351 of the Code and/or, taken alone, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and, therefore, a U.S. holder of shares of Obsidian common stock receiving shares of Parent common stock pursuant to the Obsidian merger will not recognize gain or loss with respect to such receipt of such shares for U.S. federal tax purposes. The aggregate adjusted tax basis of the Parent common stock a U.S. holder of Obsidian common stock receives will generally be equal to the aggregate adjusted tax basis of the Obsidian common stock the U.S. holder surrendered pursuant to the Obsidian merger, and the holding period of the shares of Parent common stock will generally include the U.S. holder’s holding period of the Obsidian common stock surrendered therefor. A U.S. holder of shares of Obsidian common stock who acquired such shares at different times should consult their tax advisors with respect to the application of U.S. federal tax laws to their particular situation.

Reporting Requirements

U.S. holders of Galera common stock or Obsidian common stock that receive shares of Parent common stock and, upon completion of the transactions, own shares of Parent common stock representing at least 5.0% of the total combined voting power or value of the total outstanding shares of Parent common stock, are required to attach to their tax returns for the year in which the mergers are consummated, and maintain a permanent record of, a statement containing the information listed in Treasury regulations section 1.351-3. The facts to be disclosed by a U.S. holder include the aggregate fair market value of, and the U.S. holder’s basis in, the shares of Galera common stock or the Obsidian common stock, as applicable, exchanged pursuant to the mergers.

Dissenters’ Rights

If the merger agreement and the mergers are approved by the required vote of Galera and Obsidian stockholders and is not abandoned or terminated, holders of Galera common stock or Obsidian common stock who did not approve the merger agreement or the mergers may be entitled to dissenters’ rights as described herein and can demand to have Galera or Obsidian, as applicable, purchase its shares for cash at their fair market value (as more fully discussed below).

Exercise of Dissenters’ Rights

Galera and Obsidian stockholders who exercise dissenters’ rights and receive cash consideration will recognize gain or loss equal to the difference between the amount of cash received and their adjusted tax basis in the shares surrendered in exchange therefor. For non-corporate holders, such gain should be entitled to the long-term capital gains rate assuming the holder held the shares for at least one year. The recognition of losses is subject to limitations.

The preceding discussion is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the mergers, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RECEIPT OF CVRS

The following discussion is a summary of the material U.S. federal income tax consequences of the receipt of CVRs by Galera U.S. holders (as defined above) with respect to Galera common stock. This discussion does not purport to be a complete analysis of all potential tax consequences that may be relevant to a Galera U.S. holder. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Galera U.S. holder. Galera has not sought and does not intend to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position contrary to that discussed below regarding the tax consequences of the receipt of CVRs.

This discussion is limited to Galera U.S. holders that hold Galera common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Galera U.S. holder’s particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE RECEIPT OF CVRs ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tax Treatment of the Issuance of the CVRs

In form, the CVRs are issued to Galera U.S. holders by Galera by means of an in-kind distribution in respect to each outstanding share of Galera common stock. Despite the legal form of a distribution, Galera intends to treat the issuance of the CVRs, consistent with the substance of the overall transaction, as additional consideration paid with respect to such Galera common stock in connection with the Galera merger. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any description of the intended tax consequences summarized below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Registration Statement. The remainder of this discussion assumes the CVRs are issued as additional consideration paid with respect to such Galera common stock in connection with the Galera merger.

Tax Treatment of CVRs by Galera U.S. Holders

There is substantial uncertainty as to the tax treatment of the CVRs. Specifically, there is no authority directly addressing whether contingent value rights with characteristics similar to the CVRs issued in the manner contemplated in this transaction should be treated as a distribution of property with respect to Galera’s stock, a distribution of equity, a “debt instrument” or an “open transaction” for U.S. federal income tax purposes. Under applicable U.S. tax principles such questions are inherently factual in nature. As a result, it is not possible to express a definitive conclusion as to the U.S. federal income tax treatment of receipt of the CVRs or receipt of payments (if any) pursuant to the CVRs. Based on the specific characteristics of the CVRs, Galera intends to treat the issuance of the CVRs as a distribution of property with respect to its stock. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any description of the intended tax consequences summarized below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Registration Statement.

A Galera U.S. holder will recognize gain (but not loss), with respect to such Galera common stock held, in an amount equal to the lesser of (i) any gain realized with respect to such shares and (ii) the fair market value of the CVRs. A Galera U.S. holder’s gain realized will equal the difference between (i) the sum of the fair market value of the Parent common stock and the CVRs received and (ii) such holder’s tax basis in such Galera common stock surrendered. Any such gain recognized by a Galera U.S. holder with respect to the receipt of the CVRs should be capital gain, which will be long-term or short-term depending on the Galera U.S. holder’s holding period for such Galera common stock. The aggregate adjusted tax basis of the Parent common stock received in the transaction by a Galera U.S. holder will equal the aggregate adjusted tax basis of such holder’s Galera common stock exchanged therefore, decreased by the fair market value of the CVRs received by such Galera U.S. holder and increased by any gain recognized by such holder. The aggregate adjusted tax basis of the CVRs received in the transaction by a Galera U.S. holder will equal their fair market value as of the effective time of the merger, and the holding period for the CVRs received will begin the day after the effective time of the transaction.

However, the treatment of such future payments is uncertain and alternative treatments are possible, although not expected. One such possible treatment is that the CVRs could be treated as one or more “debt instruments.” If that were to be the case, then payments received with respect to the CVRs generally would likely be treated as payments in retirement of a “debt instrument,” except to the extent interest is imputed under the Code. If those rules were to apply, interest generally would be imputed under complex rules. In such a case, a Galera U.S. holder would be required to include any such interest in income on an annual basis, whether or not currently paid.

It is possible, although Galera believes unlikely, that the issuance of the CVRs could be treated as a distribution of equity for U.S. federal income tax purposes, in which case Galera U.S. holders should not recognize gain or loss as a result of the issuance of the CVRs. Depending on the fair market value of the CVRs on the date of their issuance, each Galera U.S. holder’s tax basis in such holder’s Galera common stock would be allocated between such holder’s Galera common stock and such holder’s CVRs. The holding period of such CVRs should include the Galera U.S. holder’s holding period of such holder’s Galera common stock. Future payments on a CVR received by a Galera U.S. holder would likely be treated as dividends to the extent of the Galera U.S. holder’s pro rata share of Galera’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the Galera U.S. holder’s basis in the CVR, and finally as capital gain from the sale or exchange of the CVR with respect to any remaining value. As discussed above, Galera does not intend to report the issuance of the CVRs as a distribution of equity and any Galera U.S. holder reporting the CVR issuance as a distribution of equity may face an increased chance of being audited by the IRS with respect to such reporting.

It is possible, although again Galera believes unlikely, that the issuance of the CVRs could be treated as subject to the “open transaction” doctrine if the value of the CVRs on the Closing date cannot be “reasonably ascertained.” If the receipt of CVRs were treated as an “open transaction” for U.S. federal income tax purposes, each Galera U.S. holder would not immediately take the CVRs into account in determining whether such holder must recognize gain (if any) on the receipt of the CVRs and such holder would take no tax basis in the CVRs. Rather, the Galera U.S. holder’s U.S. federal income tax consequences would be determined in line with the discussion above based on whether the CVRs are treated as a distribution of property or of equity at the time the payments with respect to the CVRs are received or deemed received in accordance with the Galera U.S. holder’s regular method of accounting. As discussed above, Galera does not intend to report the issuance of the CVRs as an open transaction and any Galera U.S. holder reporting the CVR issuance as an open transaction may face an increased chance of being audited by the IRS with respect to such reporting.

Assuming the issuance of the CVRs is treated for U.S. federal income tax purposes as a distribution of property with respect to Galera’s stock, the CVRs should generally be treated as capital assets for U.S. federal income tax purposes once issued.

PLEASE CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE PROPER CHARACTERIZATION OF THE RECEIPT OF THE CVRs.

APPRAISAL RIGHTS

Under the DGCL, if the Galera merger is consummated, stockholders and beneficial owners (as defined in Section 262) of shares of Galera common stock with respect to which the holder thereof has not consented to the adoption of the merger agreement will have the right to not accept the Galera merger consideration provided for pursuant to the merger agreement for their shares of Galera common stock and will have the right to seek appraisal of their shares and to receive payment in cash for the fair value of their shares, exclusive of any element of value arising from the accomplishment or expectation of the Galera merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be fair value. The “fair value” of shares of Galera common stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the Galera merger consideration that stockholders are otherwise entitled to receive under the terms of the merger agreement. These rights are known as appraisal rights. To exercise your appraisal rights, strict compliance with the statutory procedures in Section 262 is required. Failure to follow precisely any of the statutory requirements will result in the loss of your appraisal rights. Stockholders or beneficial owners (as defined in Section 262) wishing to exercise the right to seek appraisal of their shares of Galera common stock must do all of the following:

•	The stockholder or beneficial owner must not have executed the Galera written consent or otherwise caused their shares to be voted in favor of the adoption of the merger agreement;

•

The stockholder or beneficial owner must properly deliver to Galera a written demand for appraisal of such holder’s or owner’s shares of Galera common stock within 20 days after the date of this information statement/prospectus being given;

•

The stockholder or beneficial owners must continuously hold (in the case of record holders) or continuously own (in the case of beneficial owners) the shares from the date of making the demand through the Galera merger effective time. A stockholder or beneficial owner will lose appraisal rights if the stockholder or beneficial owner transfers the shares before the Galera merger effective time; and

•	The stockholder or beneficial owner must otherwise comply with Section 262.

Additionally, either the surviving corporation or any stockholder or beneficial owner who has properly demanded appraisal must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares within 120 days after the Galera merger effective time. The surviving corporation is under no obligation to file any petition and has no present intention of doing so.

This section is intended as a brief summary of the material provisions of the Delaware statutory procedures that a Galera stockholder or beneficial owner must follow in order to seek and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements, and is qualified in its entirety by reference to Section 262, the full text of which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/#262 and is expressly incorporated herein by reference. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that Galera stockholders or beneficial owners exercise their appraisal rights under Section 262. Unless the context requires otherwise, all references in Section 262 and in this summary to a “stockholder” or to a “holder of shares” are to a record holder of Galera common stock. Unless the context requires otherwise, all references in Section 262 and in this summary to a “beneficial owner” are to a person who is the beneficial owner of shares of Galera common stock held either in voting trust or by a nominee on behalf of such person. Unless the context requires otherwise, all references in Section 262 and in this summary to a “person” are to any individual, corporation, partnership, unincorporated association or other entity. To the extent that there are any inconsistencies between the foregoing summary, on the one hand, and Section 262, on the other hand, Section 262 will govern.

This information statement/prospectus constitutes Galera’s notice to its stockholders that appraisal rights are available in connection with the Galera merger, in compliance with the requirements of

Section 262. If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262, which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/#262 and is expressly incorporated herein by reference. Failure to comply timely and properly with the requirements of Section 262 will result in the loss of your appraisal rights under the DGCL.

If you elect to demand appraisal of your shares of Galera common stock, (i) you must properly deliver to Galera a written demand for appraisal of your shares of Galera common stock within 20 days after the date of this information statement/prospectus being given, which must reasonably inform Galera of the identity of the holder of record or the beneficial owner, as applicable, of Galera common stock and that the stockholder or beneficial owner intends thereby to demand appraisal of his, her or its shares of Galera common stock (and, in the case of a demand made by a beneficial owner, the demand must reasonably identify the holder of record of the shares of Galera common stock for which the demand is made, be accompanied by documentary evidence of the beneficial owner’s beneficial ownership of the shares of Galera common stock for which appraisal is demanded, include a statement that such documentary evidence is a true and correct copy of what it purports to be, and provide an address at which such beneficial owner consents to receive notices and to be set forth on the verified list required by Section 262(f)), (ii) you must not have executed the Galera written consent, (iii) you must continuously hold the shares from the date of making the demand through the Galera merger effective time and (iv) you must otherwise comply with Section 262. Additionally, you or the surviving corporation must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares within 120 days after the Galera merger effective time. The surviving corporation is under no obligation to file any petition and has no present intention of doing so. If you fail to comply with any of these conditions and the Galera merger is completed, you will be entitled to receive the Galera merger consideration for your shares of Galera common stock as provided for pursuant to the merger agreement, but you will have no appraisal rights with respect to your shares of Galera common stock.

All demands for appraisal should be addressed to Galera Therapeutics, Inc., 101 Lindenwood Drive, Suite 225, Malvern, PA 19355, Attention: Secretary and should be executed by, or on behalf of, the record holder of the shares of Galera common stock.

To be effective, a demand for appraisal by a Galera stockholder must be made (i) by, or in the name of, the record stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s) or in the transfer agent’s records, in the case of uncertificated shares or (ii) by a beneficial owner of shares of Galera common stock that meets the requirements above. Alternatively, beneficial owners of shares of Galera common stock may have the holder of record of such shares submit the required demand in respect of their shares.

If shares of Galera common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal must be executed by or on behalf of the holder of record. If the shares of Galera common stock are owned by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record or beneficial owner; however, the agent must identify the record owner or owners (and, if by an authorized agent of any beneficial owner or owners, must identify the beneficial owner or owners and otherwise comply with the requirements applicable to appraisal demands made by beneficial owners) and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner or owners or beneficial owner or owners. A record owner, such as a bank, brokerage firm or other nominee, who holds shares of Galera common stock as a nominee for others, may exercise his or her right of appraisal with respect to the shares of Galera common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Galera common stock as to which appraisal is sought. Where no number of shares of Galera common stock is expressly mentioned, the demand will be presumed to cover all shares of Galera common stock held in the name of the record owner demanding appraisal.

Within ten days after the Galera merger effective time, the surviving corporation must give notice of the date that the Galera merger has become effective to each of the Galera stockholders who have properly made a written demand for appraisal pursuant to Section 262 and who did not execute the Galera written consent or otherwise have their shares voted in favor of the adoption of the merger agreement.

At any time within 60 days after the Galera merger effective time, any Galera stockholder or beneficial owner who has properly demanded appraisal, but has not commenced an appraisal proceeding or joined a proceeding as a named party, may withdraw the demand and accept the Galera merger consideration specified by the merger agreement for that person’s shares of Galera common stock by delivering to the surviving corporation a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the Galera merger effective time will require written approval of the surviving corporation. Unless the demand is properly withdrawn by the stockholder or beneficial owner within 60 days after the Galera merger effective date, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any person without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just (including without limitation, a reservation of jurisdiction for any application to the Court made with respect to the allocation of the expenses of the proceeding). Notwithstanding the foregoing, any person who has not commenced an appraisal petition or joined the proceeding as a named party may withdraw his, her or its demand for appraisal and accept the merger consideration within 60 days after the Galera merger effective time or thereafter with the written approval of the surviving corporation.

Within 120 days after the Galera merger effective time, but not thereafter, either the surviving corporation or any stockholder or beneficial owner who has complied with the requirements of Section 262 and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Galera common stock held by all persons entitled to appraisal. Upon the filing of the petition by a stockholder or beneficial owner, service of a copy of such petition will be made upon the surviving corporation. The surviving corporation has no obligation to file such a petition and has no present intention to file such a petition, and holders and beneficial owners of shares of Galera common stock should not assume that the surviving corporation will file a petition. Accordingly, the holders and beneficial owners of Galera common stock who desire to have their shares appraised should initiate all necessary action to perfect their appraisal rights within the time and manner prescribed by Section 262. In addition, within 120 days after the Galera merger effective time, any stockholder or beneficial owner who has properly filed a written demand for appraisal and who has complied with all requirements for perfecting and exercising his, her, or its appraisal rights, upon written request, will be entitled to receive from the surviving corporation, a statement setting forth the aggregate number of shares of Galera common stock that did not execute the Galera written consent or otherwise did not vote in favor of the adoption of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders or beneficial owners holding or owning such shares (for purposes of which the record holder of shares held by a beneficial owner who has made a demand for appraisal shall not be considered a separate stockholder holding such shares). The statement must be mailed to the stockholder or beneficial owner within ten days after such written request has been received by the surviving corporation or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later.

If a petition for appraisal is properly filed by a stockholder or beneficial owner in accordance with Section 262 and a copy of the petition is delivered to the surviving corporation, then the surviving corporation will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all Galera stockholders and beneficial owners who have demanded an appraisal of their shares of Galera common stock and with whom agreements as to the value of their shares of Galera common stock have not been reached by the surviving corporation. The Delaware Register in Chancery, if so ordered by the Delaware Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to Galera and to the persons on the list filed with the Delaware Register in Chancery. The Delaware Court of Chancery is

empowered to conduct a hearing upon the petition and to determine those Galera stockholders and beneficial owners who have complied with Section 262 and who have become entitled to the appraisal rights provided by Section 262. The Delaware Court of Chancery may require persons who have demanded appraisal for their shares of Galera common stock and who hold or own stock represented by certificates to submit their stock certificates to the Register in Chancery for notation of the pendency of the appraisal proceedings; and if any person fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that person.

The Delaware Court of Chancery will dismiss appraisal proceedings as to all persons who are otherwise entitled to appraisal rights unless (1) the total number of shares of Galera common stock for which appraisal rights have been pursued and perfected exceeds one percent of the outstanding shares of the shares of Galera common stock eligible for appraisal or (2) the aggregate value of the Galera merger consideration in respect of the shares of Galera common stock for which appraisal rights have been pursued and perfected exceeds $1 million.

After the Delaware Court of Chancery determines which Galera stockholders and beneficial owners are entitled to appraisal of their shares of Galera common stock, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will appraise the shares of Galera common stock, determining their fair value as of the Galera merger effective time after taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the Galera merger, together with interest, if any, to be paid upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of such value together with interest, if any, by Galera. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Galera merger effective date through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceeding, Galera may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time.

You should be aware that an investment banking opinion as to fairness, from a financial point of view, of the Galera merger consideration is not necessarily an opinion as to fair value under Section 262. No representation is made as to the outcome of an appraisal of fair value by the Delaware Court of Chancery and Galera stockholders and beneficial owners should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Galera merger consideration. Moreover, Galera, or the surviving corporation, reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of DGCL, the “fair value” of a share of Galera common stock is less than the Galera merger consideration.

In determining “fair value,” the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware Court of Chancery has decided that the statutory appraisal remedy, depending on the factual circumstances, may or may not be a dissenter’s exclusive remedy.

The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon the application of any person whose name appears on the verified list filed by Galera who participated in the proceeding and incurred expenses in connection therewith, the Delaware Court of Chancery may order all or a portion of such expenses in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, to be charged pro rata against the value of all shares of Galera common stock entitled to appraisal.

Any Galera stockholder or beneficial owner who demanded appraisal rights will not, after the Galera merger effective time, be entitled to vote shares of Galera common stock subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares of Galera common stock, other than with respect to payment as of a record date prior to the Galera merger effective time. However, if no petition for appraisal is filed within 120 days after the Galera merger effective time, or if the Galera stockholder or beneficial owner otherwise fails to perfect, or successfully withdraws or loses his, her or its right to appraisal, then the right of that stockholder or beneficial owner to appraisal will cease and that stockholder or beneficial owner will be entitled to receive the Galera merger consideration (without interest) for his, her or its shares of Galera common stock pursuant to the merger agreement.

In view of the complexity of Section 262, Galera stockholders or beneficial owners who may wish to pursue appraisal rights should consult their own legal and financial advisors.

INFORMATION REGARDING GALERA

Throughout this section, unless otherwise noted, “our,” “we,” and “the Company” refers to Galera Therapeutics, Inc and its subsidiaries.

Overview

We are a biopharmaceutical company that historically was focused on developing a portfolio of SOD mimetics to improve radiotherapy in cancer, primarily by reducing one of the most common side effects of radiotherapy, SOM. In October 2025, we sold our assets related to avasopasem and rucosopasem and all other dismutase mimetics assets to Biossil, a privately-held company based in Toronto, Canada. In connection with selling these assets, we assigned and Biossil assumed all rights and obligations under the Royalty Agreement with Blackstone, as described below. We received consideration from Biossil in the form of an upfront payment of $3.5 million and are eligible to receive further payments upon the achievement of future regulatory and commercial milestones and we received contingent value rights of up to $105.0 million in the aggregate.

On December 30, 2024, we completed the acquisition of Nova Pharmaceuticals, Inc. (“Nova”), a privately-held biotechnology company advancing a pan-inhibitor of nitric oxide synthase (“NOS”). With that acquisition, we have shifted our strategic focus to developing a product candidate to treat certain types of advanced breast cancer, including metaplastic breast cancer and other refractory subsets of triple-negative breast cancer (“TNBC”). In support of the acquisition, a syndicate of investors led by Ikarian Capital invested $2.9 million to purchase Galera common stock and pre-funded warrants.

Following the sale to Biossil, our portfolio is now comprised of a pan-NOS inhibitor. Our lead program is a Phase 1/2 trial of the pan-NOS inhibitor in combination with nab-paclitaxel and alpelisib for MpBC. This is an investigator-sponsored trial that is funded by a NIH grant to investigators at Houston Methodist, including the drug supply for the trial. In 2025, the Phase 2a portion of the trial was reached and two additional sites were added: the University of Texas MD Anderson Cancer Center and the NIH Clinical Center. Assuming we are successful in securing additional capital, a second trial for this agent is being planned in TNBC in collaboration with the I-SPY 2 consortium.

As of December 31, 2025, the Company had three employees. Galera’s cash balance as of December 31, 2025 is anticipated to fund operations into the first quarter of 2027. With its limited resources, Galera continues to concentrate on developing therapies for breast cancer with toxicity reducing indications. Galera also continues to consider partnerships and alternative ways for advancing these indications. Details of development can be found below.

Disease Overviews and Our Product Candidate

Forms of Breast Cancer that are the Focus of Galera’s Research and Development

Breast cancer is the most common cancer in women, accounting for ~31% of all female cancers. While most of these cancers are curable and well managed with surgery, radiotherapy and conventional chemotherapeutic regimens, over 42,000 women still die of breast cancer each year in the United States. These deaths are disproportionately due to more aggressive and resistant subsets of breast cancer, such as TNBC, which is the most aggressive large subtype of breast cancer, accounting for 15-20% of diagnoses, defined by the absence of estrogen (ER) and progesterone (PR) receptors and human epidermal growth factor receptor 2 (“Her2”) expression.

Metaplastic breast cancer (“MpBC”) is a particularly aggressive form of TNBC that has no satisfactory or approved treatment today and is the target of Galera’s lead product and an ongoing investigator-sponsored trial at the Houston Methodist. It accounts for around 5-7% of TNBC and is particularly resistant to chemotherapy or immunotherapy. It is heterogeneous histologically, with squamous or spindle cell features, or Epithelial-to-Mesenchymal Transition (“EMT”). EMT is a biological process in which epithelial cells lose their characteristics (such as cell-cell adhesion and polarity) and gain mesenchymal properties (such as increased motility and invasiveness). Metastases occur more easily than in other forms of TNBC and it has a worse prognosis, with a survival rate of 8 months or less in patients with metastatic disease. MpBC patients predominately have aberrations in both the PI3K and iNOS pathways.

Investigators at Houston Methodist discovered a new cancer gene, ribosomal protein L39 (“RPL39”), that is associated with chemoresistance and lung metastases in TNBC and MpBC. RPL39 promotes the production of nitric oxide by regulating the function of NOS. Elevated expressions of RPL39 and NOS in MpBC are poor prognostic indicators. These investigators demonstrated that NOS inhibition with the pan-NOS inhibitor NG-monomethyl-L-arginine (L-NMMA) decreased tumor cell proliferation, mammosphere formation, and migration in vitro, and reduced tumor development and growth as well as lung metastasis in TNBC patient-derived xenograft (PDX) models.

The Houston Methodist team conducted a phase I/II clinical trial of L-NMMA plus taxane for treating patients with chemorefractory, locally advanced breast cancer (“LABC”) or metastatic TNBC. The treatment achieved an overall response rate of 45.8% (82% for LABC, 9/11), with no grade ≥3 toxicities attributed to L-NMMA. Of the 35 TNBC patients enrolled on this trial, 15 had MpBC. The Company’s subsidiary, Nova, has a worldwide license agreement with Houston Methodist that gives Nova the exclusive rights to certain Houston Methodist patents related to L-NMMA for use in the field of oncology, and non-exclusive rights to certain Houston Methodist know-how for use in connection with the licensed patents.

Manufacturing

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We historically have relied on third party CDMOs for the supply of current good manufacturing practice- (cGMP-) grade clinical trial materials and commercial quantities of our historical product candidates. We previously had a formal agreement with Patheon Manufacturing Services LLC (“Patheon”) for production of avasopasem, which was assumed by Biossil.

Competition

The biotechnology and pharmaceutical industries put significant emphasis and resources into the development of novel and proprietary therapies for cancer treatment. We have historically faced potential competition from many different sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions.

The key competitive factors affecting the success of our products, if approved, are likely to be their efficacy, safety, convenience, price, the level of generic competition and the availability of reimbursement from government and other third-party payors.

Intellectual Property

Our policy has historically been to seek to protect our proprietary position by, among other methods, filing or in-licensing U.S. and foreign patents and patent applications related to our product candidate and other proprietary technologies, inventions and improvements, including claims related to composition of matter and methods of use, that are important to the development and implementation of our business. We have relied on trademarks, trade secrets, know-how, continuing technological innovation and potential in-licensing opportunities to develop and maintain our proprietary position. For more information, please see “Risk Factors-Risks Related to Intellectual Property” beginning on page 34 of this information statement/prospectus.

Patents and Patent Applications

As of December 31, 2025, Galera has exclusively licensed from Houston Methodist currently pending patent applications and in-force patents related to tilarginine consisting of 2 issued U.S. patents, 1 pending PCT application, 2 pending U.S. patent applications, 14 issued foreign patents, including 1 issued European patent that has been validated in a number of European countries, and 4 pending foreign applications. Galera also has a pending U.S. provisional patent application related to the use of tilarginine in oncology therapies. Any issuing patents from this provisional patent application are estimated to expire in 2046.

The term of individual patents depends upon the legal term for patents in the countries in which they are obtained. In most countries in which we file, including the United States, the patent term is 20 years from the earliest filing date of a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO, in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier expiring patent. In some instances, such a patent term adjustment may result in the term of a United States patent extending beyond 20 years from the earliest filing date of a non-provisional patent application. In the United States, the term of a patent that covers a drug product may also be eligible for patent term extension when regulatory approval is granted, provided the legal requirements are met. This permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to a maximum of five years beyond the expiration of the patent if the patent is eligible for such an extension under the Hatch-Waxman Act. The length of the patent term extension is related to the length of time the drug is under regulatory review; however, it cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. For patents that might expire during the Patent Term Extension (PTE) application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year while a PTE application is pending and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. To grant the interim extension, the director of the USPTO must determine that approval of the drug covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a drug for which an NDA has not been submitted. In the U.S., only one patent applicable to an approved drug product may be extended. Similar provisions are available in Europe and certain other jurisdictions to extend the term of a patent that covers an approved drug product. In the future, if and when our drug candidates receive approval by the FDA or foreign regulatory authorities, we expect to apply for patent term extensions on issued, PTE-eligible patents covering those drug products.

Galera has one pan-NOS inhibitor (“L-NMMA” or “tilarginine”) that has reached clinical development as of December 31, 2025. Tilarginine has been studied in hundreds of patients for non-oncologic conditions and in a few Phase I/II trials in patients with cancer. Those trials were conducted by Houston Methodist Hospital, who then exclusively licensed their rights to tilarginine to Nova, which was acquired by Galera on December 30, 2024. We have pending and/or in force patent families including U.S. and foreign patents and applications that cover certain combinations of tilarginine with oncology products and therapies that may provide protection for the use of our product candidate in connection with the protocols used in these clinical trials, which are estimated to expire between 2035 and 2045.

There can be no assurance that any of our pending patent applications will issue or that we will pursue or benefit from any patent term extension or favorable adjustment to the term of any of our patents. The applicable authorities, including the FDA in the United States, may not agree with our assessment of whether such patent term extensions should be granted, and if granted, they may grant more limited extensions than we request. In all cases, the total patent life for the product with the patent extension cannot exceed 14 years from the product’s approval date, or in other words, 14 years of potential marketing time. If the patent life of the product after approval has 14 or more years before expiration, the product would not be eligible for patent extension.

Trademarks and Trade Secrets

We have historically relied upon trade secrets, know-how, continuing technological innovation and potential in-licensing opportunities to develop and maintain our competitive position. We seek to protect our proprietary information, in part, using confidentiality and invention assignment agreements with our commercial partners, collaborators, employees, and consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with an employee or a third party. These agreements may be breached, and we may not have adequate resources to pursue or remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, employees, and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Royalty Agreement with Blackstone Life Sciences (Formerly Known as Clarus Ventures)

In November 2018, we entered into an Amended and Restated Purchase and Sale Agreement (as subsequently amended, the “Royalty Agreement”) with Clarus IV Galera Royalty AIV, Clarus IV A, L.P., Clarus IV B, L.P., Clarus IV C, L.P. and Clarus IV D, L.P. (collectively, “Blackstone” or “Blackstone Life Sciences”). Pursuant to the Royalty Agreement, Blackstone agreed to pay us, in the aggregate, up to $80.0 million (the “Royalty Purchase Price”), in four tranches of $20.0 million each upon the achievement of specified clinical milestones in our ROMAN trial. We agreed to apply the proceeds from such payments primarily to support clinical development and regulatory activities for our dismutase mimetics (the “Products”) as well as to satisfy working capital obligations and for general corporate expenses. We received the first tranche of the Royalty Purchase Price in November 2018, the second tranche in April 2019, and the third tranche in February 2020.

In May 2020, we entered into Amendment No. 1 to the Royalty Agreement (“Amendment No. 1”) with Clarus IV Galera Royalty AIV, L.P. (the “Blackstone Purchaser”). The Blackstone Purchaser is affiliated with Blackstone Life Sciences, successor in interest to Clarus Ventures. Amendment No. 1 increased the Royalty Purchase Price by $37.5 million to $117.5 million by increasing the fourth tranche from $20.0 million to $37.5 million and adding a new $20.0 million tranche upon the achievement of an additional clinical enrollment milestone. We received the new $20.0 million tranche of the Amendment in June 2021, and received the $37.5 million tranche in July 2021. As partial consideration for Amendment No. 1, we issued two warrants to the Blackstone Purchaser to purchase an aggregate of 550,661 shares of our common stock at an exercise price equal to $13.62 per share, each of which became exercisable upon the receipt by Galera of the applicable specified milestone payment and expire six years after the initial exercise date of each respective warrant.

In August 2025, the Company entered into the Second Amendment to the Royalty Agreement (the “Second Amendment”) with the Blackstone Purchaser. The Second Amendment reduced the royalty payable to Blackstone on (i) worldwide net sales of the Products and (ii) all amounts received by us or our affiliates, licensees and sublicensees with respect to Product-related damages (collectively, the “Product Payments”) from a high single-digit percentage to four percent (4%).

In connection with the 2025 sale of our dismutase mimetics assets to Biossil, we assigned and Biossil assumed all rights and obligations under the amended Royalty Agreement, and Blackstone acknowledged that it would look solely to Biossil to pay and perform the obligations and liabilities under the amended Royalty Agreement.

Government Regulation

The FDA and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial and burdensome requirements upon companies involved in the clinical development, manufacture, marketing and distribution of drugs, such as those we were historically developing. These agencies and other federal, state and local entities regulate, among other things, the research and development, testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion, distribution, post-approval monitoring and reporting, sampling and export and import of the product candidate that we are developing.

Review and Approval of Drugs in the United States

In the United States, the FDA regulates drug products under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations. The failure to comply with applicable requirements under the FDCA and other applicable laws at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice or other governmental entities.

An applicant seeking approval to market and distribute a new drug product in the United States must typically undertake the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance, as applicable, with the Animal Welfare Act and FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an IND, which must take effect before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;

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performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or GCP, and other applicable regulations to establish the safety and efficacy of the proposed drug product for each proposed indication;

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manufacturing, packaging, labelling, and distribution of drug substances and drug products consistent with the FDA’s cGMP regulations which are utilized in the GLP non-clinical and GCP clinical studies to investigate the drug candidate;

•	development of product label, package inserts, and prescriber information that is intended to be used and included with the commercial product;

•	preparation and submission to the FDA of an NDA;

•	review of the product by an FDA advisory committee, where appropriate or if applicable;

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satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;

•	payment of user fees, if appropriate, and securing FDA approval of the NDA; and

•	compliance with any post-approval requirements, including Risk Evaluation and Mitigation Strategies, or REMS, and post-approval studies required by the FDA.

Preclinical Studies

Preclinical studies include laboratory evaluations of product chemistry, toxicity and formulation, as well as in vitro and in vivo animal studies to assess the safety and activity of the drug for initial testing in humans and to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations. The results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND. Some long-term preclinical testing, such as long-term repeat-dose toxicology studies, may continue after the IND is submitted.

Companies usually must complete some long-term preclinical testing, such as long-term repeat-dose toxicology studies, and must also develop additional information about the chemistry and physical characteristics of the investigational product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the candidate product and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the candidate product does not undergo unacceptable deterioration over its shelf life.

The IND and IRB Processes

An IND is an exemption from the FDCA that allows an unapproved drug to be shipped in interstate commerce for use in an investigational clinical trial. In support of a request for an IND, applicants must submit a protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, the results of preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND. An IND goes into effect 30 days after its filing, unless during this 30-day period the FDA raises concerns or questions and imposes a clinical hold.

A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing investigation. A partial clinical hold is a delay or suspension of only part of the clinical work requested under the IND. For example, a specific protocol or part of a protocol is not allowed to proceed, while other protocols may do so. No more than 30 days after imposition of a clinical hold or partial clinical hold, the FDA will provide the sponsor a written explanation of the basis for the hold. Following issuance of a clinical hold or partial clinical hold, an investigation may only resume after the FDA has notified the sponsor that the investigation may proceed. The FDA will base that determination on information provided by the sponsor correcting the deficiencies previously cited or otherwise satisfying the FDA that the investigation can proceed. The FDA may also place a clinical hold or partial clinical hold on a trial after a clinical trial has begun.

A sponsor may choose, but is not required, to conduct a foreign clinical trial under an IND. When a foreign clinical trial is conducted under an IND, all FDA IND requirements must be met unless waived. When the foreign clinical trial is not conducted under an IND, the sponsor must ensure that the trial complies with certain FDA regulatory requirements in order to use the trial as support for an IND or application for marketing approval, including that such trials must be conducted in accordance with GCP, including review and approval by an independent ethics committee, or IEC, and obtaining informed consent from patients. The GCP requirements in the final rule encompass both ethical and data integrity standards for clinical studies. The FDA’s regulations are intended to help ensure the protection of human patients enrolled in non-IND foreign clinical studies, as well as the quality and integrity of the resulting data. They further help ensure that non-IND foreign studies are conducted in a manner comparable to that required for IND studies.

In addition, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must exercise continuing supervision over the trial. The IRB must review and approve, among other things, the trial protocol and informed consent information to be provided to trial patients. An IRB must operate in compliance with FDA regulations. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

Additionally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated check points based on access that only the group maintains to available data from the trial. Suspension or termination of development during any phase of clinical trials can occur if it is determined that the participants or patients are being exposed to an unacceptable health risk. Other reasons for suspension or termination may be made based on evolving business objectives and/or competitive climate.

Information about certain clinical trials must be submitted within specific timeframes to the NIH for public dissemination on its www.ClinicalTrials.gov website.

Human Clinical Trials in Support of an NDA

Clinical trials involve the administration of the investigational product to human patients or healthy volunteers under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research patients provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written trial protocols detailing, among other things, the inclusion and exclusion criteria, the objectives of the trial, the tests to be conducted on study participants, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated.

Human clinical trials are typically conducted in 3 sequential phases, but the phases may overlap.

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Phase 1. The drug is initially introduced into healthy human subjects or, in certain indications such as cancer, patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.

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Phase 2. The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

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Phase 3. The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product and to provide adequate information for the labeling of the product.

Reports detailing activities under, and the status of, an IND must be submitted at least annually to the FDA. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug; and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted.

Sponsors may reach an SPA agreement with respect to the design of clinical trials. The FDA’s SPA process is designed to facilitate the FDA’s review and approval of drugs and biologics by allowing the FDA to evaluate the proposed design and size of certain clinical or animal studies, including clinical trials that are intended to form the primary basis for determining a product candidate’s efficacy. Upon specific request by a clinical trial sponsor, the FDA will evaluate the protocol and respond to a sponsor’s questions regarding protocol design and scientific and regulatory requirements. The FDA aims to complete SPA reviews within 45 days of receipt of the request. The FDA ultimately assesses whether specific elements of the protocol design of the trial, such as entry criteria, dose selection, endpoints and/or planned analyses, are acceptable to support regulatory approval of the product with respect to the effectiveness of the indication studied. All exchanges between the FDA and the sponsor regarding an SPA must be clearly documented in an SPA letter or the minutes of a meeting between the sponsor and the FDA.

Although the FDA may agree to an SPA, an SPA agreement does not guarantee approval of a product. Even if the FDA agrees to the design, execution, and analysis proposed in protocols reviewed under the SPA process, the FDA may revoke or alter its agreement in certain circumstances. In particular, an SPA agreement is not binding on the FDA if public health concerns emerge that were unrecognized at the time of the SPA agreement, other new scientific concerns regarding product safety or efficacy arise, the sponsor company fails to comply with the agreed upon trial protocols, or the relevant data, assumptions or information provided by the sponsor in a request for the SPA change or are found to be false or omit relevant facts.

In addition, even after an SPA agreement is finalized, the SPA agreement may be modified, and such modification will be deemed binding on the FDA review division, except under the circumstances described above, if the FDA and the sponsor agree in writing to modify the protocol. Generally, such modification is intended to improve the study. The FDA retains significant latitude and discretion in interpreting the terms of the SPA agreement and the data and results from any study that is the subject of the SPA agreement. Moreover, if the FDA revokes or alters its agreement under the SPA, or interprets the data collected from the clinical trial differently than we do, the FDA may not deem the data sufficient to support an application for regulatory approval.

Concurrent with clinical trials, companies often complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, must develop methods for testing the identity, strength, quality, purity, and potency of the final drug. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

Submission of an NDA to the FDA

Assuming successful completion of required clinical testing and other requirements, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Under federal law, the submission of most NDAs is subject to an application user fee. The sponsor of an approved NDA is also subject to an annual prescription drug program fee. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for drugs with orphan designation and a waiver for certain small businesses. The FDA conducts a preliminary review of an NDA within 60 days of its receipt and informs the sponsor by the 74th day after the FDA’s receipt of the submission to determine whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing, and the sponsor receives a Refuse to File Notice. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to certain performance goals in the review process of NDAs. The goal for review of most standard applications is within 10 months from the date of filing, and for “priority review” products the review goal is within 6 months of filing. The review process may be extended by the FDA to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections, or PAIs, may cover all facilities associated with an NDA submission, including drug component manufacturing (such as active pharmaceutical ingredients), finished drug product manufacturing, and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications at the commercial scale. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.

In addition, as a condition of approval, the FDA may require an applicant to develop a Risk Evaluation and Mitigation Strategies, or REMS. REMS uses risk minimization strategies to ensure that the benefits of the product outweigh the potential risks. REMS can include medication guides, physician communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU may include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The FDA may require a REMS at the time of approval or post-approval if it becomes aware of a serious risk associated with use of the product. The requirement for a REMS can materially affect the potential market and profitability of a product.

The FDA may refer an application for a novel drug to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Fast Track, Breakthrough Therapy, and Priority Review Designations

The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are referred to as fast-track designation, breakthrough therapy designation, and priority review designation.

Specifically, the FDA may designate a product for Fast Track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For Fast Track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a Fast Track product’s application before the application is complete. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA’s time period goal for reviewing a Fast Track application does not begin until the last section of the application is submitted. In addition, the Fast Track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Second, a product may be designated as a Breakthrough Therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to Breakthrough Therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; and assigning a cross-disciplinary project lead for the review team.

Third, the FDA may designate a product for Priority Review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case- by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from 10 months to 6 months.

The FDA’s Decision on an NDA

On the basis of the FDA’s evaluation of the NDA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter, or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA may issue an approval letter. The FDA has committed to reviewing such resubmissions in 2 or 6 months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess the drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting (such as annual reports and quarterly safety reports for the first 3 years), product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing user fee requirements for any marketed products, as well as new application fees for supplemental applications with clinical data.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. All promotional materials must be submitted to FDA prior to the time of their first use. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drug samples at the federal level and sets minimum standards for the registration and regulation of drug sample distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Section 505(b)(2) NDAs

NDAs for most new drug products are based on two adequate and well-controlled clinical trials which must contain substantial evidence of the safety and efficacy of the proposed new product. These applications are submitted under Section 505(b)(1) of the FDCA. The FDA is, however, authorized to approve an alternative type of NDA under Section 505(b)(2) of the FDCA. This type of application allows the applicant to rely, in part, on the FDA’s previous findings of safety and efficacy for a similar product, or published literature. Specifically, Section 505(b)(2) of the FDCA applies to an NDA for a drug for which the investigations to show whether the drug is safe and effective and relied upon by the applicant for approval of the application “were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted.”

Thus, Section 505(b)(2) authorizes the FDA to approve an NDA based in part on safety and effectiveness data that were not developed by the applicant. Section 505(b)(2) may provide an alternate and potentially more expeditious pathway to FDA approval for new or improved formulations or new uses of previously approved products. If the Section 505(b)(2) applicant can establish that reliance on the FDA’s previous approval is scientifically appropriate, the applicant may eliminate the need to conduct certain preclinical studies or clinical trials of the new product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new drug candidate for all or some of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

Abbreviated New Drug Applications for Generic Drugs

In 1984, with passage of the Hatch-Waxman Amendments to the FDCA, Congress authorized the FDA to approve generic drugs that are the same as drugs previously approved by the FDA under the NDA provisions of the statute. To obtain approval of a generic drug, an applicant must submit an abbreviated new drug application, or ANDA, to the agency. In support of such applications, a generic manufacturer may rely on the preclinical and clinical testing previously conducted for a drug product previously approved under an NDA, known as the reference-listed drug, or RLD.

Specifically, in order for an ANDA to be approved, the FDA generally must find that the generic version is a duplicate to the RLD with respect to the active ingredients, the route of administration, the dosage form, conditions of use and the strength of the drug. The FDA must also determine that the generic drug is “bioequivalent” to the innovator drug. Under the statute, a generic drug is required to be bioequivalent to an RLD.

Upon approval of an ANDA, the FDA indicates whether the generic product is “therapeutically equivalent” to the RLD in its publication Approved Drug Products with Therapeutic Equivalence Evaluations, also referred to as the Orange Book. Clinicians and pharmacists often consider a therapeutic equivalent generic drug to be fully substitutable for the RLD. In addition, by operation of certain state laws and numerous health insurance programs, the FDA’s designation of therapeutic equivalence often results in substitution of the generic drug without the knowledge or consent of either the prescribing clinicians or patient.

Under the Hatch-Waxman Amendments, the FDA may not approve an ANDA until any applicable period of non-patent exclusivity for the RLD has expired. The FDCA provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity. For the purposes of this provision, a new chemical entity, or “NCE”, is a drug that contains no active moiety that has previously been approved by the FDA in any other NDA. An active moiety is the molecule or ion responsible for the physiological or pharmacological action of the drug substance. In cases where such NCE exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application four years following the original product approval.

The FDCA also provides for a period of three years of exclusivity if the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application. This three-year exclusivity period applies to the condition(s) of use for which the new clinical investigation was conducted, and often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication. Three-year exclusivity would be available for a drug product that contains a previously approved active moiety, provided the statutory requirement for a new clinical investigation is satisfied. Unlike five-year NCE exclusivity, an award of three-year exclusivity does not block the FDA from accepting ANDAs seeking approval for generic versions of the drug as of the date of approval of the original drug product.

Hatch-Waxman Patent Certification and the 30-Month Stay

Upon approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant’s product or an approved method of using the product. Each of the patents listed by the NDA sponsor is published in the Orange Book. When an ANDA applicant files its application with the FDA, the applicant is required to certify to the FDA concerning any patents listed for the reference product in the Orange Book, except for patents covering methods of use for which the ANDA applicant is not seeking approval. To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would.

Specifically, the applicant must certify with respect to each patent that: (1) the required patent information has not been filed, (2) the listed patent has expired, (3) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (4) the listed patent is invalid, unenforceable or will not be infringed by the new product.

A certification that the new product will not infringe the already approved product’s listed patents or that such patents are invalid or unenforceable is called a Paragraph IV certification. If the applicant does not challenge the listed patents or indicates that it is not seeking approval of a patented method of use, the ANDA or 505(b)(2) application will not be approved until all the listed patents claiming the referenced product have expired (other than method of use patents involving indications for which the applicant is not seeking approval).

If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days after the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months after the receipt of the Paragraph IV notice, expiration of the patent, or a decision in the infringement case that is favorable to the ANDA applicant.

To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. As a result, approval of a Section 505(b)(2) NDA can be stalled until all the listed patents claiming the referenced product have expired, until any non-patent exclusivity, such as exclusivity for obtaining approval of an NCE, listed in the Orange Book for the referenced product has expired, and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earlier of 30 months, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant.

505(b)(2) and NCE Data Exclusivity in U.S.

In the United States, the Hatch-Waxman Act provides a 3-year period of non-patent data exclusivity within the United States to the first applicant to gain approval through a 505(b)(2) application seeking regulatory approval of, for example, a new indication, dosage, or strength of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigation and does not prohibit the FDA from approving an ANDA for drugs containing the original active agent.

In the United States, the Hatch-Waxman Act provides period of 5-years of non-patent data exclusivity for a new drug containing a new chemical entity. For the purposes of this provision, a new chemical entity, or “NCE”, is a drug that contains no active moiety that has previously been approved by the FDA in any other NDA. An active moiety is the molecule or ion responsible for the physiological or pharmacological action of the drug substance. In cases where such NCE exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application four years following the original product approval.

Pediatric Studies and Exclusivity

Under the Pediatric Research Equity Act of 2003, an NDA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With enactment of the Food and Drug Administration Safety and Innovation Act or FDASIA, in 2012, sponsors must also submit pediatric trial plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric trial or studies the applicant plans to conduct, including trial objectives and design, any deferral or waiver requests, and other information required by regulation. The applicant, the FDA, and the FDA’s internal review committee must then review the information submitted, consult with each other, and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in FDASIA. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional 6 months to the term of any patent or regulatory exclusivity, including orphan exclusivity. This 6-month exclusivity may be granted if an NDA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, the latest statutory or regulatory period of exclusivity or patent covering the product is extended by 6 months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may designate a drug product as an “orphan drug” if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the United States for treatment of the disease or condition will be recovered from sales of the product). A company must request orphan product designation before submitting an NDA. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation, the product generally will receive orphan drug exclusivity. Orphan drug exclusivity means that the FDA may not approve any other applications for the same product for the same indication for 7 years, except in certain limited circumstances. Competitors may receive approval of different products for the indication for which the orphan product has exclusivity and may obtain approval for the same product but for a different indication. If a drug or drug product designated as an orphan product ultimately receives marketing approval for an indication broader than what was designated in its orphan product application, it may not be entitled to exclusivity.

Patent Term Restoration and Extension

A patent claiming a new drug product may be eligible for a limited patent term extension under the Hatch-Waxman Act, which permits a patent restoration of up to 5 years for patent term lost during product development and the FDA regulatory review. The restoration period granted is typically one-half the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved drug product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple drugs for which approval is sought can only be extended in connection with one of the approvals. The U.S. Patent and Trademark Office reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

Pharmaceutical Coverage and Reimbursement

Our ability to successfully commercialize our product candidate in the event we may receive regulatory approval will depend in significant part on the availability of coverage and reimbursement from third-party payors, including governmental healthcare programs, such as the Medicare and Medicaid programs in the U.S., private health insurers, managed care organizations, and other entities. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include our product candidate. Third-party payors, together with regulators and others, are increasingly challenging the prices charged for pharmaceutical products and related services, in addition to their cost-effectiveness, safety and efficacy.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or comparable foreign regulatory authorities. Interim reimbursement amounts for new drugs, if applicable, may also be insufficient to cover our costs and may only be temporary. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the U.S. Coverage and reimbursement policies for drug products can differ significantly from payor to payor as there is no uniform policy of coverage and reimbursement for drug products among third party payors in the U.S. Third party payors in the U.S. often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies.

Moreover, obtaining coverage and adequate reimbursement is a time-consuming and costly process. We may be required to provide scientific and clinical support for the use of any product to each third-party payor separately with no assurance that approval will be obtained, and we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our products. We cannot be certain that our product candidate will be considered cost-effective by third-party payors. This process could delay the market acceptance of any product candidate for which we may receive approval and could have a negative effect on our future revenues and operating results.

Additionally, individual states in the U.S. have become increasingly active in passing laws and implementing regulations designed to control pharmaceutical product pricing, including reimbursement constraints, discounts, restrictions on certain product access, marketing cost disclosure and transparency measures and, in some cases, mechanisms to encourage importation from other countries and bulk purchasing. It is likely that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for a pharmaceutical manufacturer’s products or additional pricing pressure.

Other U.S. Healthcare Laws and Compliance Requirements

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of pharmaceutical products that are granted marketing approval. Arrangements with providers, consultants, third-party payors and customers are subject to broadly applicable federal and state fraud and abuse laws, anti-kickback laws, false claims laws, laws requiring reporting of payments to physicians and teaching physicians and other healthcare providers, and other healthcare laws and regulations that may constrain business and/or financial arrangements. Restrictions under applicable healthcare laws and regulations include, but are not limited to, the following:

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the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration (including any kickback or bribe), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the U.S. federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. Private individuals, commonly known as “whistleblowers,” can bring False Claims Act qui tam actions on behalf of the government and may share in amounts paid by the defendant to the government in recovery or settlement. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act; Moreover, manufacturers can be held liable under the False Claims Act even though they, in most cases, do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims;

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the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes which prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the U.S. Physician Payments Sunshine Act and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program, among others, to track and report annually to the government information related to all payments and other transfers of value made to U.S.-licensed physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, anesthesiologist assistants, and certified-nurse midwives and U.S. teaching hospitals, as well as track and report ownership and investment interests held in such manufacturers, among others, by U.S.-licensed physicians and their immediate family members, unless an exception applies;

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analogous U.S. state laws and regulations, including, but not limited to: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information and that requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; and state and local laws that require the registration of pharmaceutical sales representatives; and

•	similar healthcare laws and regulations in the EU and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers.

Efforts to ensure that our business arrangements will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, individual imprisonment, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, possible exclusion from participation in federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Healthcare Reform

The U.S. and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the U.S. and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access.

In the U.S. there have been, and continue to be, proposals by the federal government, state governments, regulators and third-party payors to control or manage the costs of health care and, more generally, to reform the U.S. healthcare system. The pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the “ACA”) was enacted, which included significant changes to the coverage and payment for pharmaceutical products under government health care programs. This law was designed to expand access to health insurance coverage for uninsured and underinsured individuals while containing overall healthcare costs. The ACA and certain of its provisions have been subject to judicial challenges as well as legislative and regulatory efforts to repeal or replace them or to alter their interpretation or implementation. For example, on June 17, 2021, the U.S. Supreme Court dismissed a lawsuit challenging the constitutionality of certain aspects of the ACA without ruling on the merits of the constitutionality arguments.

Other legislative changes designed to reduce healthcare expenditures have been proposed and adopted in the U.S. since the ACA was enacted. For example, through the process created by the Budget Control Act of 2011, there are automatic reductions of Medicare payments to providers up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect through the first eleven months of FY 2032, unless additional Congressional action is taken (with the exception of a temporary suspension due to the COVID-19 pandemic from May 1, 2020 through March 31, 2022 and a subsequent reduction to 1% from April 1, 2022 until June 30, 2022). In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Moreover, there have been several recent U.S. Congressional inquiries and proposed federal legislation designed to, among other things, bring more transparency to pharmaceutical and biological product pricing, reduce the cost of prescription drugs and biological products under Medicare, and reform government program reimbursement methodologies for drug and biological products. For example, in August 2022, former President Biden signed into law the IRA, which implements substantial changes to the Medicare program, including drug pricing reforms and changes to the Medicare Part D benefit design. Among other reforms, the IRA imposes inflation rebates on drug and biological product manufacturers for products reimbursed under Medicare Parts B and D if the prices of those products increase faster than inflation; implements changes to the Medicare Part D benefit that cap benefit annual out-of-pocket spending at $2,000 (adjusted annually for inflation), with new discount obligations for pharmaceutical manufacturers; and establishes a “maximum fair price” for a fixed number of pharmaceutical and biological products covered under Medicare Parts B and D following a price negotiation process with the Centers for Medicare and Medicaid Services (“CMS”). CMS continues to take steps to implement the IRA, including: negotiating and publishing “maximum fair prices” for drugs selected under the IRA’s price negotiation framework and releasing quarterly lists of Medicare Part B products and annual lists of Medicare Part D products that are subject to adjusted coinsurance rates based on the inflationary rebate provisions of the IRA. While it remains to be seen how the drug pricing provisions imposed by the IRA will affect the broader pharmaceutical industry, several pharmaceutical manufacturers and other industry stakeholders have challenged the law, including through lawsuits brought against the HHS, the Secretary of HHS, CMS, and the CMS Administrator challenging the constitutionality and administrative implementation of the IRA’s drug price negotiation provisions. Additionally, when originally enacted, the IRA explicitly excluded from price negotiation orphan drugs designated for only one rare disease or condition and for which the only active approved indication is for such disease or condition. However, the OBBBA signed into law on July 4, 2025 amended the applicable statute to broaden the orphan drug exclusion such that products with more than one orphan designation and more than one approved indication will remain exempt from price negotiation, so long as each approved indication is for a rare disease or condition. The OBBBA also postpones the start of price negotiation requirements for drugs and biologics with orphan designations until the product receives approval for a non-orphan indication.

The current presidential administration has also signaled its intent to pursue additional healthcare reform measures, including those aimed at reducing prescription drug prices, through various means, including presidential executive orders and agency action. These efforts include, among other things, proposals to establish a “most favored nation” drug pricing policy that would tie U.S. drug prices to the prices paid for drugs in other countries. It remains to be seen how these drug pricing initiatives will affect the broader pharmaceutical industry.

At the state level, individual states in the U.S. have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosures and transparency measures, and, in some cases, laws designed to encourage importation from other countries and bulk purchasing. Some third-party payors also require pre-approval of coverage for new or innovative devices or therapies before they will reimburse healthcare providers that use such therapies. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize any product that is ultimately approved. In addition, several state laws require disclosures related to state agencies and/or commercial purchasers with respect to certain price increases and new product launches that exceed certain pricing thresholds as identified in the relevant statutes. Some of these laws and regulations contain ambiguous requirements that government officials have not yet clarified. Given the lack of clarity in the laws and their implementation, our reporting actions could be subject to the penalty provisions of the pertinent federal and state laws and regulations. Some states have also established prescription drug affordability boards that are tasked with identifying certain high-cost prescription products that may pose affordability challenges for consumers and payers, conducting cost reviews on such products, and, in some circumstances, imposing upper payment limits on such products.

We expect that these initiatives and other healthcare reform measures that may be adopted in the future, as well as the trend toward managed healthcare and increasing influence of managed care organizations, may result in more rigorous coverage criteria and lower reimbursement, leading to additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of current and future cost containment measures or other healthcare reforms may adversely affect our operations and prevent us from being able to generate revenue, attain profitability or commercialize our drug candidates.

Data Privacy and Security Laws

Numerous state, federal and foreign laws govern the collection, dissemination, use, access to, confidentiality and security of personal information, including health-related information. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws, and consumer protection laws and regulations govern the collection, use, disclosure, and protection of health-related and other personal information and could apply to our operations or the operations of our partners.

In addition, certain foreign laws, such as the UK General Data Protection Regulation and Data Protection Act 2018 (collectively, the “UK GDPR”), govern the privacy and security of personal data, including health-related data. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

Human Capital

As of March 16, 2026, we had three employees. None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relationship with our employees to be good.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS OF GALERA

You should read the following discussion and analysis of Galera’s financial condition and results of operations together with its consolidated financial statements and the related notes and other financial information included elsewhere in this information statement/prospectus. Some of the information contained in this discussion and analysis contains forward-looking statements that involve risks and uncertainties. You should review the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this information statement/prospectus for a discussion of important factors that could cause actual results to differ materially from the results described below. Throughout this section, unless otherwise noted, “our,” “we,” and “the Company” refers to Galera Therapeutics, Inc. and its subsidiaries.

Overview

We are a biopharmaceutical company that historically was focused on developing a portfolio of SOD mimetics to improve radiotherapy in cancer, primarily by reducing one of the most common side effects of radiotherapy, SOM. In October 2025, we sold our assets related to avasopasem and rucosopasem and all other dismutase mimetics assets to Biossil, a privately-held company based in Toronto, Canada. In connection with selling these assets, we assigned and Biossil assumed all rights and obligations under the Royalty Agreement with Blackstone, as described below. We received consideration from Biossil in the form of an upfront payment of $3.5 million and are eligible to receive further payments upon the achievement of future regulatory and commercial milestones and received contingent value rights of up to $105.0 million in the aggregate.

On December 30, 2024, we completed the acquisition of Nova Pharmaceuticals, Inc., a privately-held biotechnology company advancing a pan-inhibitor of NOS. Nitric oxide (“NO”) plays a critical role in the tumor microenvironment (“TME”), in the initiation, progression and metastasis of many cancers and in the immune responses to cancer. Specifically, NOS has been shown to be over-expressed in TNBC and especially in the rare subset of TNBC known as MpBC that today has no effective or regulatory approved therapy. Initial clinical data with our pan-NOS inhibitor in these patients, when combined with a taxane, have been promising. With that acquisition, we have shifted our strategic focus to developing a product candidate to treat certain types of advanced breast cancer, including MpBC and other refractory subsets of TNBC. In support of the acquisition, a syndicate of investors led by Ikarian Capital invested $2.9 million to purchase Galera common stock and pre-funded warrants. The Company continues as Galera Therapeutics, Inc., and our common stock is listed on the OTCQB (OTCQB:GRTX).

In November 2025, our subsidiary Nova Pharmaceuticals, Inc. was merged into another subsidiary, Grape Merger Sub II, LLC, and the surviving entity was renamed Nova Pharmaceuticals Operating, LLC (“Nova”).

Following the sale to Biossil, our portfolio is now comprised of a pan-NOS inhibitor. Our lead program is a Phase 1/2 trial of the pan-NOS inhibitor in combination with nab-paclitaxel and alpelisib for MpBC. This is an investigator-sponsored trial that is funded by an NIH grant to investigators at Houston Methodist, including the drug supply for the trial. Assuming we are successful in securing additional capital, a second trial for this agent is being planned in TNBC in collaboration with the I-SPY 2 consortium.

Since our inception, we have devoted substantially all of our resources to organizing and staffing our company, business planning, raising capital, acquiring and developing product and technology rights, and conducting research and development. We have incurred recurring losses and negative cash flows from operations and have funded our operations primarily through the sale and issuance of equity, $117.5 million of proceeds received under the Royalty Agreement with Blackstone, and $3.5 million received from the sale to Biossil, receiving aggregate gross proceeds of $383.4 million.

Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful resumption of development and eventual commercialization of one or more of our current or future product candidates. We may never succeed in these activities and we expect to continue to incur losses for the foreseeable future. We had net income of $149.0 million for the year ended December 31, 2025, primarily resulting from a $151.0 million non-cash gain from the derecognition of the royalty purchase liability on our consolidated balance sheet, as the result of the assumption by Biossil of our obligations under the Royalty Agreement with Blackstone. Our net loss was $19.0 million for the year ended December 31, 2024. As of March 31, 2026, we had $5.5 million in cash and cash equivalents and an accumulated deficit of $308.9 million. As of December 31, 2025, we had $6.4 million in cash and cash equivalents and an accumulated deficit of $307.3 million.

We expect to continue to incur significant expenses and operating losses for the foreseeable future. Our anticipated operating expenses involve significant risks and uncertainties and are dependent on our current assessment of the extent and costs of activities required to advance our product candidate. We have incurred significant expenses in connection with the mergers, including expenses for the merger agreement and the registration statement of which this information statement/prospectus forms a part. We expect our existing cash and cash equivalents as of March 31, 2026 will enable us to fund our operating expenses and capital expenditure requirements into the first quarter of 2027, but not for more than one year after May 14, 2026. As a result, there is substantial doubt about our ability to continue as a going concern after such time. For the avoidance of doubt, this estimate is based on our operating plan as of March 31, 2026 and does not assume completion of the mergers, the concurrent financing or any other future financing.

Our ability to continue operations is dependent on consummating the mergers and the concurrent financing on a timely basis. If the mergers are not completed, we may be required to pursue other strategic alternatives, which could include raising additional capital on unfavorable terms, significantly reducing or discontinuing operations, or pursuing a voluntary dissolution.

Our Common Stock is now quoted under its existing symbol “GRTX” on the Over-The-Counter Quote Bulletin Board - Venture Market.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those described below. We base our estimates on historical experience, known trends and events, and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements included elsewhere in this information statement/prospectus, we believe the following accounting policies are the most critical to the judgments and estimates used in the preparation of our financial statements.

Royalty Purchase Liability

Prior to the assignment and assumption of our Royalty Agreement with Blackstone to Biossil in October 2025, we accounted for the $117.5 million in aggregate proceeds received under the Royalty Agreement as debt, and imputed our interest expense, when applicable, based on royalty repayment period amounts we estimated, which took into consideration the probability and timing of obtaining approval from the FDA and the potential future revenue from commercializing our product candidate. In October 2023, following our decisions to discontinue the rucosopasem GRECO trials and not conduct another Phase 3 trial of avasopasem, we suspended imputing any interest expense related to our royalty purchase liability. Accordingly, no interest expense was recognized during the years ended December 31, 2025 and 2024.

Upon our assignment of all further rights and obligations associated with the Royalty Agreement to Biossil in October 2025, inclusive of Blackstone’s acknowledgement of the assignment, we determined the outstanding royalty purchase obligation of $151.0 million met the extinguishment criteria under the applicable accounting standards. The extinguishment of this royalty purchase obligation was recorded as gain on extinguishment of debt within our consolidated statement of operations for the year ended December 31, 2025.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the development of our product candidate. We expense research and development costs as incurred.

We accrue an expense for manufacturing, preclinical studies and clinical trial activities performed by third parties based upon estimates of the proportion of work completed over the term of the individual trial and patient enrollment rates in accordance with agreements with CDMOs, CROs and clinical trial sites. We determine the estimates by reviewing contracts, vendor agreements and purchase orders, and through discussions with our internal research and development personnel and external service providers as to the progress or stage of completion of trials or services and the agreed-upon fee to be paid for such services. However, actual costs and timing of these activities are highly uncertain, subject to risks and may change depending upon a number of factors, including our clinical development plan.

We make estimates of our accrued expenses as of each balance sheet date in our consolidated financial statements based on facts and circumstances known at that time. If the actual timing of the performance of services or the level of effort varies from the estimate, we will adjust the accrual accordingly. Nonrefundable advance payments for goods and services, including fees for process development or manufacturing and distribution of clinical supplies that will be used in future research and development activities, are deferred and recognized as expense in the period that the related goods are consumed or services are performed.

Components of Results of Operations

Acquired in-process research and development expenses

Acquired in-process research and development expenses consist of a non-cash expense related to the acquisition of research and development programs that had no alternative future use at the time of acquisition which requires immediate expense recognition.

Research and Development Expense

Research and development expenses consist primarily of costs incurred in connection with the discovery and development of our current and past product candidates. We expense research and development costs as incurred. These expenses include:

•	expenses incurred to conduct the necessary preclinical studies and clinical trials required to obtain regulatory approval;

•	personnel expenses, including salaries, benefits and share-based compensation expense for employees engaged in research and development functions;

•

costs of funding research performed by third parties, including pursuant to agreements with CROs, as well as investigative sites and consultants that conduct our preclinical studies and clinical trials;

•	expenses incurred under agreements with CDMOs, including manufacturing scale-up expenses and the cost of acquiring and manufacturing preclinical study and clinical trial materials;

•	fees paid to consultants who assist with research and development activities;

•	expenses related to regulatory activities, including filing fees paid to regulatory agencies; and

•	allocated expenses for facility costs, including rent, utilities, depreciation and maintenance.

We track our external research and development expenses on a program-by-program basis, such as fees paid to CROs, CDMOs and research laboratories in connection with our preclinical development, process development, manufacturing and clinical development activities. However, we do not track our internal research and development expenses on a program-by-program basis as they primarily relate to personnel-related and share-based compensation expense, early-stage research expenses and other costs that are deployed across multiple projects under development.

The following table summarizes our research and development expenses by program for the three months ended March 31, 2026 and 2025 (in thousands):

	Three months ended March 31,
	2026	2025
Avasopasem manganese	$—	$18
Rucosopasem manganese	—	8
Other research and development expense	15	48
Personnel related and share-based compensation expense	—	19

	$15	$93

The following table summarizes our research and development expenses by program for the years ended December 31, 2025 and 2024 (in thousands):

	Year ended December 31,
	2025	2024
Avasopasem manganese	$61	$(318)
Rucosopasem manganese	—	696
Pan-NOS inhibitor	5	—
Other research and development expense	264	607
Personnel related and share-based compensation expense	19	2,166

	$349	$3,151

We have ceased all clinical trial activity directly funded by the Company, and had suspended the clinical development of our dismutase mimetics product candidates prior to their sale to Biossil.

The successful development of our product candidate is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the development of our product candidate. We are unable to predict when, if ever, material net cash inflows will commence from sales of any future product candidates that we may develop due to the numerous risks and uncertainties associated with clinical development, including:

•	delays in regulators or institutional review boards authorizing us or our investigators to commence our clinical trials, or in our ability to negotiate agreements with clinical trial sites or CROs;

•	our ability to secure adequate supply of our product candidate for our trials;

•	the number of clinical sites included in the trials;

•	the ability and the length of time required to enroll suitable patients;

•	the number of patients that ultimately participate in the trials;

•	the number of doses patients receive;

•	any side effects associated with our product candidate; •the duration of patient follow-up;

•	the results of our clinical trials;

•	significant and changing government regulations; and

•	the impact of unforeseen events on the initiation and completion of our preclinical studies, clinical trials and manufacturing scale-up.

We may never succeed in achieving regulatory approval for any future product candidates we may develop.

General and Administrative Expense

General and administrative expense consists primarily of personnel expenses, including salaries, benefits and share-based compensation expense for employees in executive, finance, and accounting functions. General and administrative expense also includes legal fees related to intellectual property and corporate matters, director fees, fees for accounting and consulting services, insurance expense, and rent.

Assuming we are successful in securing additional capital, we expect that our expenses will increase in the future to support our continued research and development activities and to expand our operations.

Interest Income

Interest income consists of amounts earned on our cash and cash equivalents held with large institutional banks and a money market mutual fund invested in U.S. Treasury obligations.

Foreign Currency Loss

Foreign currency loss consists primarily of exchange rate fluctuations on transactions denominated in a currency other than the U.S. dollar.

Income Tax Benefit

In the year ended December 31, 2024, the impairment of our acquired intangible asset and goodwill resulted in an income tax benefit of $0.2 million due to the tax effect of the reduction in the deferred tax liability associated with the asset.

Net Operating Loss and Research and Development Tax Credit Carryforwards

As of December 31, 2025, we had federal and state tax net operating loss carryforwards of $157.8 million and $12.6 million, respectively, which will begin to expire in 2044 unless previously utilized. In connection with the Section 382 study performed in 2025, the federal research and development tax credit carryforwards have been written off.

Results of Operations for the Three Months Ended March 31, 2026 and 2025

The following table sets forth our results of operations for the three months ended March 31, 2026 and 2025 (in thousands):

	Three months ended March 31,
	2026	2025	Change
Operating expenses:
Research and development	$15	$93	$(78)
General and administrative	1,640	1,870	(230)

Loss from operations	(1,655)	(1,963)	308
Other income:
Interest income	49	77	(28)
Change in fair value of warrant liability	—	294	(294)

Net loss	$(1,606)	$(1,592)	$(14)

Research and Development Expense

Research and development expense decreased by $78,000 from $93,000 for the three months ended March 31, 2025 to $15,000 for the three months ended March 31, 2026. Research and development expenses decreased following the sale of the dismutase mimetics assets to Biossil in October 2025.

General and Administrative Expense

General and administrative expense decreased by $0.3 million from $1.9 million for the three months ended March 31, 2025 to $1.6 million for the three months ended March 31, 2026. The decrease was primarily due to lower legal and professional fees during the three months ended March 31, 2026.

Interest Income

Interest income decreased from $77,000 for the three months ended March 31, 2025 to $49,000 for the three months ended March 31, 2026, due to the reduction in investable cash and securities and reduced interest rates.

Change in Fair Value of Warrant Liability

During the three months ended March 31, 2025, we recognized a $0.3 million change in the fair value of the warrant liability. This adjustment was recorded prior to the reclassification of the liability-classified warrants to equity.

Results of Operations for the Years Ended December 31, 2025 and 2024

The following table sets forth our results of operations for the years ended December 31, 2025 and 2024 (in thousands):

	Year ended December 31,
	2025	2024	Change
Operating expenses:
Acquired in-process research and development	$—	$3,843	$(3,843)
Research and development	349	3,151	(2,802)
General and administrative	5,693	11,002	(5,309)
Gain on sale of dismutase mimetics assets	(3,500)	—	(3,500)

	Year ended December 31,
	2025	2024	Change
Write-off of acquired intangible asset	—	2,258	(2,258)
Write-off of goodwill	—	881	(881)
Gain on litigation settlement	—	(975)	975

Loss from operations	(2,542)	(20,160)	17,618
Other income (expense):
Interest income	248	554	(306)
Gain on extinguishment of debt	151,049	—	151,049
Change in fair value of warrant liability	294	452	(158)
Foreign currency loss	—	(6)	6

Income (loss) before income tax benefit	149,049	(19,160)	168,209
Income tax benefit	—	203	(203)

Net income (loss)	$149,049	$(18,957)	$168,006

Acquired In-Process Research and Development Expense

In connection with the acquisition of Nova, we recognized a non-cash in-process research and development expense of $3.8 million during the year ended December 31, 2024 related to the acquired anti-cancer therapeutics programs that had no alternative future use at the time of acquisition, which requires immediate expense recognition.

Research and Development Expense

Research and development expense decreased by $2.9 million from $3.2 million for the year ended December 31, 2024 to $0.3 million for the year ended December 31, 2025. Personnel-related and share-based compensation expense decreased $2.1 million, as our remaining research and development personnel were terminated during the year ended December 31, 2024, which included $0.8 million of severance charges, and their stock options forfeited. Rucosopasem development costs decreased by $0.7 million as we wound up the GRECO-1 and GRECO-2 clinical trials in 2024. Other research and development expenses decreased $0.3 million, which was offset by a $0.4 million increase in avasopasem development costs since the year ended December 31, 2024 included a $0.4 million credit for previously estimated CRO expenses following a legal settlement.

General and Administrative Expense

General and administrative expense decreased by $5.3 million from $11.0 million for the year ended December 31, 2024 to $5.7 million for the year ended December 31, 2025. Personnel related and share-based compensation expenses decreased $2.9 million due to reduced headcount, severance expense during the year ended December 31, 2024 for two officers terminated in August 2024, stock options forfeited by terminated employees, and stock options that became fully vested during 2024. In addition, legal and professional fees decreased $1.2 million, insurance expense decreased $0.6 million, and facilities costs decreased $0.6 million because the year ended December 31, 2024 included a $0.5 million charge for expenses incurred to terminate our office lease.

Gain on Sale of Dismutase Mimetics Assets

We recognized a gain on sale of assets of $3.5 million during the year ended December 31, 2025 in connection with the sale of our dismutase mimetics assets to Biossil, the amount of the cash consideration received in October 2025.

Write-off of Acquired Intangible Asset and Goodwill

In August 2024, the Galera Board approved the Plan of Dissolution, under which future development of our historical product candidates would no longer continue. In connection with this decision, we concluded that the related IPR&D asset and related goodwill were each impaired in their entirety, and as such recognized non-cash impairment charges of $2.3 million for the IPR&D and $0.9 million for the goodwill during the year ended December 31, 2024.

Gain on Litigation Settlement

We recognized a $1.0 million gain during the year ended December 31, 2024 in connection with the settlement of certain litigation, which was recorded in operating expenses.

Interest Income

Interest income decreased by $0.4 million from $0.6 million for the year ended December 31, 2024 to $0.2 million for the year ended December 31, 2025, due to the reduction in investable cash and securities and reduced interest rates.

Gain on Extinguishment of Debt

As discussed above, we assigned all further rights and obligations associated with the Royalty Agreement to Biossil in connection with the October 2025 sale of our dismutase mimetics assets, including avasopasem and rucosopasem, resulting in recognition of a $151.0 million gain during the year ended December 31, 2025 in connection with extinguishment of the $151.0 million royalty purchase liability.

Change in Fair Value of Warrant Liability

During the years ended December 31, 2025 and 2024 we recognized gains of $0.3 million and $0.5 million, respectively, for changes in fair value of the warrant liability as a result of the change in the price of our common stock. The warrant liability was reclassified to equity as of March 31, 2025.

Income Tax Benefit

During the year ended December 31, 2024, the impairment of our acquired intangible asset and goodwill resulted in an income tax benefit of $0.2 million due to the tax effect of the reduction in the deferred tax liability associated with the asset.

Liquidity and Capital Resources

We do not have any products approved for sale, and we do not expect to generate any revenue from product sales unless and until we successfully complete development and obtain regulatory approval for our product candidate, which will not be for many years, if ever. Through March 31, 2026, we have funded our operations primarily through the sale and issuance of equity, $117.5 million of proceeds received under the Royalty Agreement with Blackstone, and $3.5 million from the sale to Biossil, receiving aggregate gross proceeds of $383.4 million.

On October 15, 2025, we entered into, and subsequently amended, an Asset Purchase and Sale Agreement with Biossil, pursuant to which Biossil agreed to acquire all of our right, title and interest in and to our assets related to avasopasem and rucosopasem and all other dismutase mimetic assets. In connection with acquiring these assets, we assigned and Biossil assumed all rights and obligations under the Royalty Agreement with Blackstone. We received consideration from Biossil in the form of an upfront payment of $3.5 million and are eligible to receive further payments upon the achievement of future regulatory and commercial milestones and received contingent value rights of up to $105.0 million in the aggregate.

In December 2024, we completed a private placement with a group of investors led by Ikarian Capital. We issued approximately 21.1 million shares of common stock plus pre-funded warrants exercisable for approximately 23.0 million shares of common stock at an offering price of $0.065 per share or pre-funded warrant. As a result of the private placement, we received net proceeds of approximately $2.9 million.

In February 2023, we completed a registered direct offering, which resulted in the issuance and sale of 14,320,000 shares of our common stock and warrants to purchase up to 14,320,000 shares of common stock at a combined offering price of $2.095 per share and accompanying warrant, generating gross proceeds of $30.0 million. The warrants have an exercise price of $1.97 per share of common stock, are exercisable immediately following their issuance and will expire five years from the date of issuance. We received net proceeds of approximately $27.6 million from this offering, after deducting placement agent fees and offering expenses.

As of March 31, 2026, we had $5.5 million in cash and cash equivalents and an accumulated deficit of $308.9 million. We have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years. We expect our existing cash and cash equivalents as of March 31, 2026 will enable us to fund our operating expenses and capital expenditure requirements into the first quarter of 2027, but not for more than one year after May 14, 2026. As a result, there is substantial doubt about our ability to continue as a going concern through the 12 months after May 14, 2026. For the avoidance of doubt, this estimate is based on our operating plan as of March 31, 2026 and does not assume completion of the mergers, the concurrent financing or any other future financing.

For more information, see the discussion under the heading “Liquidity” in Note 1 to our unaudited interim consolidated financial statements.

Cash Flows

For the Three Months Ended March 31, 2025 and 2026

The following table shows a summary of our cash flows for the periods indicated (in thousands):

	Three months ended March 31,
	2026	2025
Net cash used in operating activities	$(875)	$(2,238)
Net cash provided by investing activities	—	—
Net cash provided by financing activities	—	635

Net decrease in cash and cash equivalents	$(875)	$(1,603)

Operating Activities

During the three months ended March 31, 2026, we used $0.9 million of net cash in operating activities. Cash used in operating activities reflected our net loss of $1.6 million, partially offset by $0.7 million from other changes in operating assets and liabilities and non-cash share based compensation expense. The primary use of cash was to fund our operations.

During the three months ended March 31, 2025, we used $2.2 million of net cash in operating activities. Cash used in operating activities reflected our net loss of $1.6 million, $0.5 million from other changes in operating assets and liabilities, and net non-cash charges of $0.1 million related to share-based compensation expense and the change in the fair value of the warrant liability. The primary use of cash was to fund our operations.

Financing Activities

During the three months ended March 31, 2025, financing activities provided $0.6 million from the sale of our common stock in a private placement in December 2024.

For the Years Ended December 31, 2025 and 2024

The following table shows a summary of our cash flows for the periods indicated (in thousands):

	Year ended December 31,
	2025	2024
Net cash used in operating activities	$(6,049)	$(12,145)
Net cash provided by (used in) investing activities	3,500	(46)
Net cash provided by financing activities	635	2,223

Net decrease in cash, cash equivalents and restricted cash	$(1,914)	$(9,968)

Operating Activities

During the year ended December 31, 2025, we used $6.0 million of net cash in operating activities. Cash used in operating activities reflected our net income of $149.0 million less net non-cash gains and charges of $154.4 million, primarily attributable to the gain on sale of our dismutase mimetics assets and gain on extinguishment of debt, and $0.7 million from other changes in operating assets and liabilities. The primary use of cash was to fund our operations.

During the year ended December 31, 2024, we used $12.2 million of net cash in operating activities. Cash used in operating activities reflected our net loss of $19.0 million plus $2.1 million from other changes in operating assets and liabilities, partially offset by non-cash charges of $8.9 million related to acquired in-process research and development, the write-off of the acquired intangible asset and goodwill, deferred tax benefit, share-based compensation, depreciation expense, and loss from disposal of property and equipment. The primary use of cash was to fund our operations as we reviewed strategic alternatives and completed the acquisition of Nova.

Investing Activities

During the year end December 31, 2025, we received proceeds of $3.5 million from the sale of our dismutase mimetics assets. During the year ended December 31, 2024, investing activities used $46,000, primarily cash paid for the acquisition of Nova.

Financing Activities

During the year ended December 31, 2025, financing activities provided $0.6 million from the sale of our common stock in a private placement in December 2024, some proceeds of which were received in January 2025.

During the year ended December 31, 2024, financing activities provided $2.2 million from the sale of our common stock and pre-funded warrants in a private placement in December 2024.

Funding Requirements

We expect our existing cash and cash equivalents as of March 31, 2026 will enable us to fund our operating expenses and capital expenditure requirements into the first quarter of 2027, but not for more than one year after May 14, 2026. As a result there is substantial doubt about our ability to continue as a going concern through the

12 months after May 14, 2026. Our ability to continue operations is dependent on consummating the mergers and the concurrent financing on a timely basis. If the mergers are not completed, we may be required to pursue other strategic alternatives, which could include raising additional capital on unfavorable terms, significantly reducing or discontinuing operations, or pursuing a voluntary dissolution.

Because of the numerous risks and uncertainties associated with research, development and commercialization of our product candidate, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on, and could increase significantly as a result of, many factors, including:

•	the scope, progress, results and costs of any future preclinical studies and clinical trials;

•	the scope, prioritization and number of any future research and development programs;

•	the costs, timing and outcome of regulatory review of any future product candidates;

•	our ability to establish and maintain any future collaborations on favorable terms, if at all;

•	the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under any future collaboration agreements, if any;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the extent to which we acquire or in-license other product candidate and technologies;

•	the costs of securing manufacturing arrangements for any future commercial production; and

•	the costs of scaling-up or contracting for sales and marketing capabilities as we prepare for the potential commercialization of our product candidate.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, any future product candidates, if approved, may not achieve commercial success.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, our stockholders’ ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our existing stockholders’ rights. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate certain activities, including planned research and development activities or hiring plans.

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Key Agreements

Asset Purchase Agreement with Biossil

On October 15, 2025, the Company and Biossil entered into an Asset Purchase and Sale Agreement, as amended (the “Purchase Agreement”), whereby Biossil agreed to acquire all of the Company’s right, title and interest in and to its assets related to GC4419 and GC4711 and all other dismutase mimetic assets (the “Assets”).

In connection with the purchase of the Assets, Biossil agreed to assume all further rights and obligations of the Company under the Amended and Restated Purchase and Sale Agreement, dated November 14, 2018, by and among the Company, Clarus IV Galera Royalty AIV, L.P., and the other parties thereto, as amended from time to time. Clarus IV Galera Royalty AIV, L.P. is affiliated with Blackstone.

The purchase price for the Assets consists of (i) an upfront payment of $3,500,000, and (ii) potential future regulatory milestones, commercial milestones and contingent value rights of up to $105,000,000 in the aggregate.

The Purchase Agreement contains customary representations, warranties and covenants related to the Assets and the business of the Company. Certain provisions, including confidentiality, indemnification, and payment obligations, survive the closing of the Transaction in certain circumstances as set forth in the Purchase Agreement.

Methodist Hospital License Agreement

The Company’s subsidiary, Nova, has a worldwide license agreement (the “License”) with Houston Methodist. The License was executed in January 2024 and gives Nova the exclusive rights to certain Houston Methodist patents for use in the field of oncology, and non-exclusive rights to certain Houston Methodist know-how for use in connection with the licensed patents.

As consideration for the License, Nova paid Houston Methodist an initial license fee of $300,000, approximately $147,000 as reimbursement for patent costs incurred prior to the date of the license, and a $100,000 deposit for future patent costs incurred by Houston Methodist to the extent they are not paid by Nova. Under a separate patent prosecution agreement, fees of the law firm maintaining the licensed patents are billed to and payable directly by Nova.

The License includes due diligence requirements for Nova to submit an IND application by January 31, 2028, and thereafter to initiate Phase 1, 2 and 3 clinical trials and file a Biologics License Application (“BLA”) by specified dates. If Nova receives FDA approval for a product covered by the License, fees are payable upon attainment of certain commercial milestones, and low-to-mid single digit royalties are payable on net sales. Fees are also payable on any sublicense revenue that Nova receives.

As additional consideration for the License, Nova made an initial issuance of shares of Nova common stock to Houston Methodist, and subsequently issued additional shares such that Houston Methodist maintained an agreed percentage of Nova outstanding shares. On December 30, 2024, the Houston Methodist shares in Nova were exchanged for approximately 7,323 shares of the Company’s Series B Preferred Stock. Refer to Note 9 to our unaudited interim consolidated financial statements included in this information statement/prospectus.

Unless earlier terminated, the License expires on the later of January 31, 2044, or the end of the patent term for the last licensed patent to expire, after which the license continues on a nonexclusive, royalty-free basis.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF GALERA

The following table sets forth certain information with respect to holdings of Galera common stock by (i) stockholders who beneficially owned more than 5% of the outstanding shares of Galera common stock, and (ii) each of Galera’s directors, each of Galera’s named executive officers and all directors and executive officers as a group as of May 19, 2026, unless otherwise indicated. The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power. Applicable percentage ownership is based on 207,758,723 shares of Galera common stock outstanding as of May 19, 2026. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Galera common stock subject to options, or other rights held by such person that are currently exercisable or will become exercisable within 60 days of May 19, 2026 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed below is 101 Lindenwood Drive, Suite 225, Malvern, Pennsylvania 19355. Galera believes, based on information provided to it, that each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% or Greater Stockholders
Emerald Bioventures, LLC (1)	61,029,978	30.02%
Affiliates of Ikarian Capital, LLC (2)	30,579,731	9.99%
Par Hyare (3)	13,521,291	6.65%
Yair Schneid (4)	10,823,610	5.32%
Named Executive Officers and Directors
J. Mel Sorensen, M.D. (5)	3,396,864	1.65%
Joel Sussman (6)	859,638	*
Nancy Chang, Ph.D. (7)	9,534,851	4.69%
Lawrence Alleva (8)	192,182	*
Michael Friedman (9)	8,374,268	4.12%
Kevin Lokay (10)	150,552	*
All executive officers and directors as a group (6 persons) (11)	22,508,355	10.83%

*	Less than one percent.
(1)	Based on the conversion of Series B Non-Voting Convertible Preferred Stock into shares of Galera common stock.
(2)

Based in part on Schedule 13G filed with the SEC on February 14, 2025. Consists of: (i) 11,398,346 shares of Galera common stock and 10,349,959 pre-funded warrants held by Ikarian Healthcare Master Fund LP; (ii) 3,445,787 shares of Galera common stock and 3,128,855 pre-funded warrants held by Boothbay Absolute Return Strategies LP; and (iii) 1,182,787 shares of Galera common stock and 1,073,997 pre-funded warrants held by Boothbay Diversified Alpha Master Fund LP. However, the warrants cannot be exercised in an amount that would cause these entities to collectively hold over 9.99% of Galera’s capital stock. The business address of Ikarian Healthcare Master Fund LP is 100 Crescent Court, Suite 1620, Dallas, TX 75201. The business address of each of Boothbay Absolute Return Strategies LP and Boothbay Diversified Alpha Master Fund LP is 140 E. 45th Street, 14FL, New York, NY 10017.

(3)	Based on the conversion of Series B Non-Voting Convertible Preferred Stock into shares of Galera common stock.

(4)

Based in part on Schedule 13G/A filed with the SEC on May 16, 2024. Consists of 10,823,610 shares of Galera common stock held of record by Yair Schneid. Mr. Schneid is deemed to have sole voting and dispositive power with regard to such shares. Does not include 3,178,137 shares of Galera common stock held by Rochel Soffer individually and 2,750,000 shares of Galera common stock held by Alpha Pharma Investments LLC. Rochel Soffer is the spouse of Mr. Schneid and is also the sole member of Alpha Pharma Investments LLC. Rochel Soffer has voting and dispositive power of Alpha Pharma Investments LLC and is therefore deemed the beneficial owner of such securities. Mr. Schneid disclaims beneficial ownership of all securities owned by Rochel Soffer and Alpha Pharma Investments LLC, except to the extent of their pecuniary interest therein, if any. The mailing address of Mr. Schneid is 1 Wood Lane, Suffern, NY 10901.

(5)	Consists of 195,029 shares of Galera common stock and 3,201,835 shares of Galera common stock underlying stock options exercisable within 60 days of May 19, 2026.
(6)	Consists of 859,638 shares of Galera common stock underlying stock options exercisable within 60 days of May 19, 2026.
(7)	Consists of 9,486,851 shares of Galera common stock and 48,000 shares of Galera common stock underlying stock options exercisable within 60 days of May 19, 2026.
(8)	Consists of 10,370 shares of Galera common stock and 181,812 shares of Galera common stock underlying stock options exercisable within 60 days of May 19, 2026.
(9)	Consists of 8,326,268 shares of Galera common stock and 45,333 shares of Galera common stock underlying stock options exercisable within 60 days of May 19, 2026.
(10)	Consists of 150,552 shares of Galera common stock underlying stock options exercisable within 60 days of May 19, 2026.
(11)	Consists of 18,018,518 shares of Galera common stock and 4,489,837 shares of Galera common stock underlying stock options exercisable within 60 days of May 19, 2026.

INFORMATION REGARDING OBSIDIAN

Unless the context otherwise requires, references in this section to “we,” “us,” “our” and the “Company” refer to Obsidian.

Overview

We are a clinical-stage biopharmaceutical company harnessing novel protein-regulation technology to develop engineered tumor infiltrating lymphocyte, or TIL, cell therapies for the treatment of patients with solid tumors. Our proprietary cytoDRiVE™ platform is highly versatile and allows us to leverage drug responsive domains, or DRDs, to control protein function, with our initial focus on TIL cell therapies developed from this platform, or cytoTILs™. Our lead product candidate, OBX-115, is a novel, genetically engineered, autologous TIL cell therapy currently in a Phase 2 clinical trial for the treatment of advanced melanoma and a Phase 1 clinical trial for the treatment of non-small cell lung cancer, or NSCLC. Our proprietary cytoDRiVE platform has enabled OBX-115 to have the potential to drive superior tumor-killing activity with a significantly more tolerable safety profile. In contrast to other TIL approaches, OBX-115 is designed with regulatable membrane-bound IL15, or mbIL15, which drives TIL persistence, eliminates the need to dose toxic interleukin-2, or IL2, and enables outpatient administration of low-dose lymphodepletion. We currently own or in-license the intellectual property rights to OBX-115 and own the intellectual property to our proprietary cytoDRiVE platform. Furthermore, OBX-115 can be manufactured using tumor tissue procurement from an outpatient, minimally invasive core needle biopsy. Across a cohort of fifteen patients with treatment-resistant or refractory melanoma in our Phase 1/2 clinical trial, OBX-115 administration at the recommended Phase 2 dose demonstrated a 67% confirmed objective response rate, or ORR, and significant tumor burden reduction, including two confirmed complete responses, or CRs. This response rate, to our knowledge, is the highest current ORR shown in this setting across modalities. We believe that, if approved, the more favorable product profile will support rapid market adoption of OBX-115 relative to currently available TIL cell therapies. OBX-115 has been granted Fast Track and Regenerative Medicine Advanced Therapy, or RMAT, designations from the U.S. Food and Drug Administration, or FDA, for the treatment of patients with unresectable or metastatic melanoma that is resistant to immune checkpoint inhibitor, or ICI, therapy. These designations are advantageous to facilitate and expedite the review of therapies, allow for more frequent meetings with FDA to discuss the development plan for the product candidate, and enable potential eligibility for rolling review and priority review, however such designations do not guarantee marketing approval, either on an accelerated basis or otherwise. In our Phase 1 clinical trial in NSCLC, early clinical results show robust tumor shrinkage and include multiple confirmed partial responses, or PRs. We expect additional NSCLC Phase 1 clinical data will be available in the first half of 2027 and expect to announce melanoma registration-enabling data by the end of 2027. We believe our product candidates are distinct from current cell therapies and have the potential to significantly impact the treatment of solid tumors and clinical outcomes of patients with cancer.

Cell therapies have delivered transformational benefits in treating hematological malignancies; however, their impact in treating solid tumors has been limited. Approved chimeric antigen receptor, or CAR-T, cell therapies or engineered T-cell receptor, or TCR-T, cell therapies, which target single antigens, have demonstrated limited efficacy in solid tumors while leading to significant toxicities. Solid tumors present formidable barriers to immune and cell therapies, including antigen heterogeneity, physical exclusion of immune cells, immunosuppressive tumor microenvironments, and adverse effects due to overlapping expression of tumor targets in tumor cells with non-tumor host cells. Furthermore, while immunotherapies such as ICIs have improved outcomes for patients, more than 85% of cancer patients fail to respond to ICI therapy. As such, solid tumors represent an area of high unmet clinical need, accounting for over 90% of cancer deaths.

We believe that by using TIL, which are immune cells extracted from a patient’s own tumor, and our cytoDRiVE platform to develop OBX-115, we will be able to overcome the challenges faced by traditional cell therapies. As TIL contain T cells that recognize a broad spectrum of tumor antigens, the potential for loss of antitumor activity due to antigen heterogeneity is limited. In addition, TIL, being tumor-derived, has an advantage over T cell therapies manufactured from circulating T cells based on their ability to migrate to tumors.

Clinical trials with standard non-engineered TIL, the first generation of TIL cell therapy that involves isolation and expansion of all TIL in the tumor sample, have shown objective responses in clinical trials in limited solid tumor types. OBX-115 cells are engineered TIL expressing pharmacologically regulatable mbIL15, which has been shown to enhance their inherent tumor homing and broaden their targeting.

We have a growing library of internally discovered DRDs of varying sizes and purposes, and our cytoDRiVE platform is designed to enable rapid optimization of tunable and functional proteins. We have developed an extensive synthetic biology engineering toolkit to potentially optimize protein functionality in any cell type, including but not limited to, type I/II membrane proteins, membrane-tethered cytokines, intracellular proteins, secreted proteins, and genome editing proteins. In addition to the development of our cytoTILs, we are exploring the breadth of our cytoDRiVE platform by developing novel approaches that expand its potential applications to additional cell therapies, including the ability to regulate secreted proteins and expression of messenger RNA, or mRNA, or small interfering RNA, or siRNA. cytoDRiVE is highly versatile and can be applied across a broad range of therapeutic applications, including to broaden the reach of cell therapies (including CAR-T) and gene therapies outside of oncology. Our cytoDRiVE platform has led to the development of our lead cytoTIL product candidate, OBX-115, with carbonic anhydrase 2, or CA2, as the DRD which is pharmacologically regulated by acetazolamide, or ACZ, to allow for control of mbIL15 expression.

Our Product Candidate: OBX-115

Our lead product candidate, OBX-115, is designed to significantly improve upon existing cell therapies, including non-engineered TIL cell therapies, that have demonstrated limited success due to moderate efficacy, unfavorable adverse event profile, and manufacturing challenges. We designed our proprietary manufacturing process to ensure OBX-115 would contain tumor-reactive TIL with high antitumor activity and phenotypically enriched for expansion and persistence. In addition, we have optimized our manufacturing process across the continuum of pre-Rapid Expansion Protocol, or Pre-REP, activation, transduction of CA2-mbIL15 construct, Rapid Expansion Protocol, or REP, and cryopreservation to potentially allow for robustness, reproducibility, and a high manufacturing success rate. By leveraging our cytoDRiVE and our robust proprietary manufacturing process, we believe OBX-115 has key attributes required to address the unmet need in the treatment of solid tumors and to meaningfully expand the targetable patient population. These attributes include:

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Transduced to express mbIL15: We utilize ACZ, an oral, FDA approved drug, to regulate the expression of mbIL15 on OBX-115. The presence of ACZ, both in our manufacturing process and in patients, stabilizes our mbIL15 construct, allowing it to be expressed on the cell surface where it can activate T cells as well as other immune cells such as natural killer, or NK, cells. This dosing schedule also enables longer term cell persistence. In the absence of ACZ, mbIL15 is degraded by the cell’s disposal mechanism, known as the cellular proteasome system.

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No IL2 needed during REP nor after TIL infusion: Regulated mbIL15 expression drives TIL persistence, eliminating the need for IL2 both during the REP of manufacturing and after TIL infusion. IL2 stimulation of T cells during the REP causes T cell exhaustion, which may translate to reduced T cell persistence after infusion and activation-induced cell death, a form of programmed cell death. Use of IL2 also leads to expansion of regulatory T cells, or Tregs, immune cells that have the potential to suppress T cell cytotoxicity. Further, systemic administration of IL2 has been shown to induce severe toxicities, including capillary leak syndrome with potential for multi-organ failure, myocardial infarction, acute renal failure, and immune-mediated neuropathy.

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Utilizes low-dose lymphodepletion: Presence of regulated mbIL15 enables the use of low-dose lymphodepletion for OBX-115. As compared to non-engineered TIL, treatment with OBX-115 utilizes approximately 50% less cyclophosphamide and is compatible with outpatient administration. Standard-dose lymphodepletion has approximately four times more cyclophosphamide than CAR-T regimens and predominantly requires inpatient administration. The administration of standard-dose lymphodepletion and high-dose IL2 in first generation, non-engineered, approved TIL cell therapies further elevates risk of adverse event severity.

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More convenient tissue procurement and reduced burden on patients: Our clinical data has shown that our optimized manufacturing process allows us to utilize core needle biopsy for tumor tissue procurement, which is an outpatient procedure with minimal scheduling complexity compared to surgical resection.

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Manufacturing innovation driving superior phenotype: Optimization and innovation of our manufacturing process, including the use of 4-1BB agonism, engineered iFeeder cells, and pharmacologically regulatable mbIL15 creates a drug product that consists of minimally exhausted, memory-rich CD8+ cells. These attributes allow for robust expansion and persistence with enhanced cytotoxicity of OBX-115 post-infusion into the patient.

Together, we believe the innovation of regulated mbIL15 engineering, along with the proprietary technology and optimization of our manufacturing process, drives a differentiated product profile with a potentially decreased treatment burden for patients, while demonstrating multiple profile advantages over other cell therapies.

In our Phase 1/2 trial, in a cohort of 15 patients with advanced melanoma and confirmed radiological progression post-ICI therapy, an indication of high unmet medical need, treatment with OBX-115 at the recommended Phase 2 dose, or RP2D, led to an unprecedented ORR of 67% with rapid and durable tumor regression. Furthermore, there was no treatment-related mortality, or TRM, dose-limiting toxicities, or DLTs, or discontinuations due to adverse events. There were no cases of immune effector-cell associated neurotoxicity syndromes, or ICANS. Our optimized regimen enables outpatient administration of low dose lymphodepletion.

Amtagvi®, or lifileucel, was the first TIL cell therapy to receive accelerated FDA approval in 2024 for the treatment of adult patients with unresectable or metastatic melanoma previously treated with a PD-1 blocking antibody, and if B-Raf proto-oncogene, or BRAF, V600 mutation positive, a BRAF inhibitor with or without a mitogen-activated protein kinase enzyme, or MEK, inhibitor. Amtagvi’s approval was based on a 31.5% ORR and the label carries a boxed warning for multiple serious risks, including 7.5% rate of TRM, prolonged severe cytopenia, internal organ hemorrhage, and severe infections. During Amtagvi’s registrational clinical trial, capillary leak syndrome occurred in 13.5% and encephalopathy in 17.3% of Amtagvi treated patients. Additionally, grade ≥ 3 febrile neutropenia was seen in 46.8% of patients and 23.6% of patients were transferred to the intensive care unit, or ICU, post-infusion. Many patients in this trial experienced an extended hospital length-of-stay. The boxed warning restricts use of Amtagvi to use only in the inpatient setting with the availability of cardiopulmonary or intensive care specialists. These fatal treatment-related adverse effects are potentially attributed to the multicomponent regimen including standard-dose lymphodepletion and IL2. OBX-115 treatment regimen does not include standard-dose lymphodepletion or IL2 and it has a zero rate of TRM and a 10% rate of ≥ Grade 3 febrile neutropenia. Additionally, there have been no cases of capillary leak syndrome or encephalopathy, nor have any ICU transfers occurred among patients with melanoma treated with OBX115.

The U.S. incidence of second-line advanced melanoma is about 10,300 with about 8,500 deaths annually. Our analyses suggest that based on its favorable product profile, OBX-115 has the potential to double the number of treatment-eligible patients with advanced melanoma compared to existing non-engineered TILs.

The FDA granted OBX-115 Fast Track and RMAT designations for the treatment of patients with unresectable or metastatic melanoma that is resistant to ICI therapy. Candidates receiving RMAT designation may also be eligible for accelerated approval and priority review. We plan to initiate our registration-enabling study for OBX-115 in second-line advanced melanoma in support of an accelerated approval in mid-2026, with a potential regulatory filing as early as 2028.

Based on the encouraging clinical trial results demonstrated to date, we believe OBX-115’s product profile may enable the application for earlier lines of therapy. We intend to evaluate the feasibility of OBX-115 in the first-line setting in patients with advanced melanoma.

Advanced NSCLC is another attractive indication to pursue with OBX-115 as it is an immune sensitive tumor with a prevalence approximately ten times greater than that of advanced melanoma. In our Phase 1 regimen optimization NSCLC trial, OBX-115 has shown reductions in tumor burden, including multiple PRs in patients that had previously been treated with ICI. We believe OBX-115 has an optimal product profile to drive greater applicability and adoption.

Our Pipeline

We are building an innovative pipeline of genetically engineered TIL cell therapies, led by OBX-115, for the treatment of solid tumors. We own worldwide rights to OBX-115 and our earlier stage product candidates. Our current pipeline is summarized in the diagram below.

Our Pipeline

*

Intended to obtain sufficient efficacy and safety data to support an NDA or BLA submission to obtain regulatory approval. Although registration-enabling clinical studies are often Phase 3 trials, the FDA has approved drugs based on Phase 2 registration-enabling clinical studies through its accelerated approval program.

Our Strategy

Our goal is to leverage our cytoDRiVE platform to unlock the full potential of cell therapies to treat solid tumors. We believe that our ability to dynamically regulate the activity of our cell therapies in the body using our cytoDRiVE platform is key to achieving this goal. Our strategy is as follows:

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Advance OBX-115 for the treatment of melanoma and NSCLC. Clinical results in patients with second-line advanced melanoma with previous ICI experience provide compelling support for the differentiated antitumor and tolerability profile of OBX-115. We plan to initiate our registration-enabling study for OBX-115 in second-line advanced melanoma in pursuit of an accelerated approval in mid-2026 with a potential regulatory filing as early as 2028. A registration-enabling study is a clinical trial that is intended to obtain sufficient efficacy and safety data to support an NDA or BLA submission to obtain regulatory approval. Although registration-enabling clinical studies are often Phase 3 trials, the FDA has approved drugs based on Phase 2 registration-enabling clinical studies through its accelerated approval program, provided the product is eligible and meets the conditions of accelerated approval. We also intend to initiate a clinical trial to evaluate the potential of OBX-115 as part of first-line treatment of advanced melanoma. In NSCLC, early clinical results in patients previously treated with ICIs suggest that OBX-115 has the potential to deliver meaningful antitumor activity in NSCLC while maintaining a generally well-tolerated profile. We intend to continue enrolling patients in our ongoing trial and, upon review of the Phase 1 clinical data in the first half of 2027, potentially further advance the clinical development in NSCLC. Similar to melanoma, we believe that the observed tolerability profile of OBX-115 may provide an opportunity to evaluate the potential of OBX-115 earlier in the course of disease.

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Evaluate the potential of OBX-115 for the treatment of other solid tumors. OBX-115 may be applicable to additional solid tumor types where scientific rationale or prior TIL activity supports development, including tumors with prognostic TIL associations, supportive preclinical findings, or clinical responses to non-engineered TIL. This rationale extends to tumor types with FDA approved ICI therapies, where endogenous TIL activity is a mediator of response and progression following ICI therapy may indicate exhaustion of TIL function. By leveraging cytoDRiVE and our proprietary manufacturing process, in contrast to what is currently feasible with non-engineered TIL, OBX-115 may be manufactured from these tumors, whether they harbor suppressed tumor reactive TIL that regulatable mbIL-15 may functionally enhance or fewer TIL overall that are potentially expandable in the REP phase leading to robust cell dose yields.

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Advance our manufacturing capabilities in anticipation of our biologics license application, or BLA, and, if approved, commercial launch. We believe our proprietary manufacturing process enables advantages in phenotype, yield, process robustness, and tumor procurement flexibility. We collaborate with leading contract development manufacturing organizations, or CDMOs, with cell therapies expertise to manufacture OBX-115, and plan to expand our capacity with these partners as we approach potential regulatory approval.

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Commercialize OBX-115 in the United States and evaluate partnership opportunities in other regions. We intend to retain commercial rights to OBX-115 in the United States and opportunistically evaluate strategic collaborations to maximize the commercial potential of OBX-115 in other regions.

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Continue to invest in our cytoDRiVE platform and intellectual property for our cytoTIL product candidates while actively exploring strategic partnerships and collaborations for other applications of our platform. Our cytoDRiVE platform is designed to be highly versatile and fit-for-purpose, with the ability to drive on- or off-activity across multiple classes of proteins and cell types. We believe there are potential next-generation applications across oncology and broader therapeutic areas. This abundance of potential treatment opportunities may enable us to selectively enter strategic collaborations involving our cytoDRiVE platform to maximize the patient benefit and long-term value of our research and development portfolio.

Our History and Team

Obsidian was founded in 2015 by Atlas Venture to enable a new generation of cell therapies. We are led by a management team with extensive experience in cell therapy, including TIL cell therapies. Madan Jagasia, M.D., our Chief Executive Officer, previously served as Executive Vice President, Medical Affairs at Iovance Biotherapeutics, or Iovance. Prior to Iovance, Dr. Jagasia was Chief Medical Officer and Executive Medical Director of Cancer Patient Care Center, Vanderbilt-Ingram Cancer Center. Parameswaran Hari, M.D., our Chief Medical Officer, has decades of experience leading cell and gene therapy programs. Dr. Hari previously served as Senior Vice President, Clinical Science at Iovance; Chief of Hematology and Oncology at the Medical College of Wisconsin and Secretary of the American Society of Transplantation and Cellular Therapy. Dana Alexander, our Chief Technical Officer, has over 25 years of experience across cell, gene therapy and biologics process development and chemistry, manufacturing, and controls, or CMC, from Phase 1 through commercialization, including serving as Senior Vice President of Technical Operations at AlloVir. Julie Feder, our Chief Financial Officer, has extensive experience in driving the financial and corporate growth of life sciences companies, including serving as Chief Financial Officer for Aura Biosciences, Verastem Oncology, and the Clinton Health Access Initiative.

To date, we have raised over $335 million from leading institutional investors, including: Atlas Venture, Celgene Corporation, Deep Track Biotechnology Master Fund and TCG Crossover Fund. Prospective investors should not rely on the investment decisions of our existing investors, as these investors may have different risk tolerances and have received their shares in prior offerings at prices lower than the price offered to the public in connection with transactions contemplated by the merger agreement. See “Certain Relationships and Related Party Transactions” beginning of page 302 of this information statement/prospectus for more information.

Background on Solid Tumors and Cell Therapies

Solid Tumors: A Remaining Unmet Need in Cancer

Despite advances across the treatment landscape, solid tumors remain a significant unmet medical need, with mortality and clinical outcomes generally worsening as disease advances. In 2026, there will be an estimated 2.1 million new cancer cases and 600,000 cancer deaths in the United States, with approximately 90% attributable to solid tumors, according to the American Cancer Society. Several key factors such as tumor heterogeneity, as well as challenging tumor microenvironments, have made solid tumors very difficult to treat. When tumors become refractory to early lines of treatment, options for further therapy are currently limited to alternate forms of chemotherapy, clinical trials of agents in development or palliative care. Each of these alternatives presents a low likelihood of cure, while generally exposing patients to safety and tolerability concerns. As a result, metastatic solid tumors where the disease has progressed after initial therapy continue to account for a disproportionate share of cancer-related mortality.

Characteristics of Existing Cell Therapies

Overview of cell therapies and their limitations

Cellular immunotherapies leverage the innate abilities of immune effector cell, such as tumor trafficking, expansion, and persistence, and address the limitations of conventional cancer treatments. Autologous cell therapies reengineer a patient’s own immune system to recognize tumors with high specificity and enable long-term immune surveillance and durable responses. FDA-approved autologous cell therapies have achieved major advances in multiple hematologic malignancies, including B-cell lymphomas, leukemias, and myeloma, as well as in two solid tumor types: metastatic melanoma and synovial sarcoma. Current autologous approaches fall into three primary categories: CAR-T, TCR-T, and TIL cell therapies.

The central challenge for cellular immunotherapies is to achieve cancer-specific cell killing while sparing normal healthy tissues. The immune system distinguishes normal from abnormal cells through two major recognition mechanisms. Antibodies or antibody fragments bind with high specificity to antigens such as cell surface proteins, whereas T cells use their receptors, or TCRs, to detect peptide fragments derived primarily from the breakdown of intracellular proteins and presented on the surface by major histocompatibility complex, or MHC, molecules. Because MHC displays a broad repertoire of intracellular peptides, TCR-based recognition enables deeper surveillance of cellular abnormalities than antibody binding alone. In cancer immunity, professional antigen presenting cells can produce specific cancer directed CD8 T cell responses by presenting tumor-derived antigens derived from dying cancer cells. TIL cell therapies and TCR-T therapies use TCR mediated recognition to mediate cancer cell specific cytotoxicity.

CAR-T cells are engineered T cells that rely on an antibody-derived binding domain to recognize target cells. The antigenic targets of currently available CAR-T therapies reflect the normal cell lineages from which the cancer arose. This approach has had major success in certain hematologic malignancies, where B cell or plasma cell lineage restricted surface antigens such as CD20 or BCMA can be safely targeted because the hematologic system can regenerate itself and thereby tolerate the toxicity arising from temporary off-tumor toxicity. However, in most solid tumors, truly tumor-specific surface antigens are uncommon, increasing the risk of on-target, off-tumor toxicity and limiting the application of CAR-T therapies.

As solid tumors account for approximately 90% of cancer deaths, the lack of tumor specific CAR-T targetable surface antigens reflects a substantial unmet need. Therefore, researchers have continued to investigate ways to redirect T cells, driven by their native TCRs, to recognize and kill tumor cells with greater specificity and reduced off-tumor toxicity. Leveraging the TCR offers the key advantage of enabling immune cells to target intracellular tumor antigens that cannot be accessed by antibody-based approaches or CAR-T cells. Tecelra®, approved by the FDA in 2024, is the first approved engineered TCR therapy. Tecelra recognizes MAGE-A4, an intracellular protein that is generally absent in healthy tissues. However, the potential of TCR-engineered T cell therapies is limited because of two main factors:

1.

MHC molecules exist in numerous variants known as allelic variants within individuals and vary extensively between individuals, and each allele presents a distinct peptide repertoire. As a result, TCR therapies can only be administered to patients who express MHC alleles compatible with the engineered receptor.

2.

Engineered TCR-T therapies target a single antigen and therefore cannot address the heterogeneity of tumor antigen expression within a tumor. Loss or downregulation of the targeted antigen is a common immune-evasion strategy in cancer which can render the therapy ineffective.

In contrast, TIL cell therapies offer a broader TCR-based approach. By expanding a patient’s own tumor-derived T cell population, which naturally recognizes a diverse set of intracellular peptides presented by MHC, TIL offer a breadth of antigen recognition, reduces vulnerability to single-antigen loss and are not subject to MHC allele restriction constraints of TCR-T therapies.

Table 1 below summarizes certain characteristics of existing cell therapy modalities, including CAR-T, TCR-T and non-engineered TIL cell therapies, and highlights key differences in targeting, safety considerations and practical limitations.

	CAR-T Therapy	TCR-T Therapy	Non-Engineered TIL Cell Therapy
Advantages	• Target antigens beyond peptides on cell surface independent of MHC • Lower cumulative cyclophosphamide dose in lymphodepletion regimen compared to non-engineered TIL cell therapy

•  Accessibility to intracellular target through MHC

•  Utilizes natural TCR signaling pathways for potentially better effect

•  -Lower cumulative cyclophosphamide dose in lymphodepletion regimen compared to non-engineered TIL cell therapy

•  Broad repertoire of TCRs that target both defined and undefined tumor antigens

•  Because TIL are isolated from tumors, they are enriched with T cells that specifically recognize tumor cells and have demonstrated the ability to traffic to, and survive in, the tumor microenvironment

Disadvantages

•  Limited availability of truly tumor-exclusive surface antigens and antigen heterogeneity in solid tumors can limit efficacy and increase on-target/off-tumor toxicity risk

•  Evasion by loss of target antigen surface expression

•  Treatment limited by HLA type

•  Target single antigens and may not address antigen heterogeneity within a single tumor

•  Can cross-react with off-target peptides in healthy tissues and cause toxicities

•  Evasion by loss of antigen presentation machinery can render the therapy ineffective

•  Some TCR-Ts require IL-2 dosing

• Require surgical tumor resection for T cell isolation and cause delays in generating TIL • Need for IL-2 dosing • Higher cumulative cyclophosphamide dose in lymphodepletion regimen

	CAR-T Therapy	TCR-T Therapy	Non-Engineered TIL Cell Therapy
Target Antigen	Lineage-specific surface antigens also expressed by normal cells (e.g., CD19, BCMA)	Intracellular tumor-associated antigens bound to MHC (e.g., NY-ESO-1, MAGE-A4)	Neoantigens or tumor-associated antigens bound to MHC

Tumor Cell Specificity	Low	High	High

HLA Restriction	No	Yes	No

Tumor Types	Hematological malignancies (e.g., B-cell leukemia, lymphoma) Solid tumors with limited efficacy	Solid tumors and hematological malignancies	Solid tumors, including melanoma, NSCLC, ovarian, cervical and sarcoma

Toxicity	Cytokine release syndrome (CRS), neurotoxicity	Off-target effects, CRS	Lymphodepletion and IL-2-related toxicities

TIL cell therapy for the treatment of solid tumors

One of the earliest demonstrations of the antitumor potential of cell therapies came from the work of Steven Rosenberg, M.D., Ph.D. and colleagues at the National Institutes of Health in the 1980s, before the discovery of ICIs. These researchers found that TIL from melanoma patients could be expanded ex vivo in cell culture to boost their antitumor activity. TIL cell therapy offers a way to potentially avoid the limited effectiveness of CAR-T therapies in solid tumors while taking advantage of the ability of the TCR to more specifically recognize tumor cells. Because TIL are isolated from tumors, they are enriched with T cells that specifically recognize tumor cells and have demonstrated the ability to traffic to, and survive in, the tumor microenvironment. Furthermore, TIL contain polyclonal T cells that are capable of recognizing a spectrum of tumor-specific antigens that may be present in any given tumor.

The first FDA-approved TIL cell therapy, Amtagvi, received accelerated approval in 2024 to treat patients with unresectable or metastatic melanoma who have been previously treated with a PD-1 blocking antibody, and if BRAF V600 mutation positive, a BRAF inhibitor with or without a MEK inhibitor. Amtagvi was approved based on 31.5% ORR, including three complete responses. The median overall survival, or OS, from a follow-up analysis of patients in this trial was 13.9 months, with a five-year OS of 19.7%.

The limitations of current TIL cell therapies

Traditional TIL cell therapies, such as Amtagvi, which use TIL that are not genetically modified, have a number of limitations that result in increased morbidity and mortality. These include:

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Manufacturing challenges. Non-engineered TIL cell therapies require that tumor tissue be obtained by surgical resection. The need for an invasive surgical procedure poses challenges such as ensuring a patient is eligible for anesthesia and surgery and ensuring availability of specialized surgeons (e.g. thoracic surgeons) for the area of surgical biopsy. These requirements result in significant tumor tissue harvest delays because it requires scheduling with a surgeon trained in the appropriate specialty. Furthermore, the number of TIL generated using these processes is not always sufficient to deliver effective therapy to patients. Of the 111 patients who underwent tumor resection in the Amtagvi registrational trial, 22 (20%) were not infused with Amtagvi for clinical or manufacturing reasons. Of the 89 patients who were infused, seven patients were excluded from the primary efficacy analysis because their infused product did not meet product specification or comparability criteria. An additional nine infused patients received Amtagvi at a dose below the lower bound of the recommended dosing range of 7.5 x 10 viable cells. Thus, 34% of patients were not included in the primary efficacy population within the recommended dosing range.

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Use of IL2 for ex vivo TIL expansion. IL2 is a powerful cytokine that critically affects the features and effectiveness of T cells. IL2 drives T cell expansion and leads to their ability to maximally secrete interferon gamma, or IFNg, in response to antigen stimulation. Hence, IL2 is used throughout the manufacturing process for non-engineered TIL, including the REP. However, IL2 stimulation of T cells during the REP can cause T cell exhaustion and may translate to reduced T cell persistence after infusion. Use of IL2 also leads to expansion of Tregs which have the potential to suppress T cell cytotoxicity. Although the use of IL2 during the REP can drive rapid expansion of TIL, the cytotoxicity of the expanded product may be compromised.

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Need for lymphodepletion. Treatment with non-engineered TIL cell therapies requires that the patient first undergo standard lymphodepletion, which is generally administered using fludarabine and cyclophosphamide. Lymphodepletion serves a number of purposes including eliminating potentially suppressive endogenous T cells, reducing suppressive cytokines, and creating a regenerative immune niche that administered cells could colonize. It has been shown that lymphodepletion is essential for cellular immunotherapies of cancer. However, not all patients are eligible to undergo standard lymphodepletion. Because individuals with poor organ function, poor performance status or active infections are ineligible for the standard lymphodepletion procedure, these individuals are unable to receive non-engineered TIL cell therapies.

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Requirement for inpatient IL2 dosing after TIL infusion. In conventional TIL regimens, physicians administer several doses of high-dose IL2 intravenously in the inpatient setting after delivering TIL cells. For this to be effective, high doses of IL2 are required due to the lower affinity of the IL2 receptor on cytotoxic T cells. High dose IL2 has been associated with life-threatening adverse events, such as capillary leak syndrome, hypotension and tachycardia.

Our Solution: OBX-115

Overview

We are advancing OBX-115, an engineered cytoTIL cell therapy for the treatment of advanced melanoma and NSCLC. OBX-115 was developed using our proprietary cytoDRiVE platform technology and designed to overcome the limitations of existing therapies. A key differentiating feature of OBX-115 is the introduction of a genetic construct that encodes a mbIL15 protein whose expression can be regulated using ACZ, an orally available FDA approved drug. The expression of IL15 by OBX-115 eliminates the need for IL2 in the treatment regimen in both the REP phase of manufacturing and inpatient treatment. In a cohort of 15 patients with advanced melanoma and confirmed radiological progression post-ICI inhibitor therapy, treatment with OBX-115 at the RP2D led to an ORR of 67% with rapid and durable tumor regression. Also notable is that robust antitumor responses were obtained using low dose lymphodepletion and, in some patients, with core needle biopsies instead of surgical resections. There was no TRM and there were no DLTs or discontinuations due to adverse events. OBX-115 has Fast Track and RMAT designations from the FDA for the treatment of patients with unresectable or metastatic melanoma that is resistant to ICI therapy. In our Phase 1 clinical trial in NSCLC, early clinical results show robust tumor shrinkage and include multiple confirmed PRs.

We continue to enroll patients with melanoma in our Phase 2 trial and NSCLC patients in our Phase 1 trial. We plan to initiate our registration-enabling study in advanced melanoma in mid-2026 and potentially initiate a subsequent study in NSCLC after review of the Phase 1 clinical data, which is expected in the first half of 2027.

Engineering OBX-115 with mbIL15

By utilizing our cytoDRiVE technology and incorporating mbIL15 into OBX-115, we are able to eliminate the need for IL2 in the treatment regimen. IL15 and IL2 are structurally related cytokines that share common receptor subunits. Similar to IL2, IL15 expands cytotoxic T cells and NK cells. Unlike IL2, IL15 does not preferentially expand Tregs, which are associated with an immunosuppressive tumor microenvironment. A further advantage of IL15 is that it promotes survival and maintenance of long-lived memory CD8 T cells, including subsets with stem-cell like properties. By contrast, IL2 leads to higher activation of short-lived effector T cells which are predisposed to terminal exhaustion both during manufacturing and in vivo after infusion.

Whereas IL2 has been approved by the FDA for the treatment of cancer, notwithstanding its association with significant toxicities, no systemic IL15 therapy has received FDA regulatory approval to date. Clinical experience with the administration of exogenous soluble IL15 found that it led to robust T cell proliferation, but its therapeutic benefit was limited with no responses among patients with melanoma. Additionally, a number of severe toxicities were observed including hypotension, thrombocytopenia and elevated liver enzymes. These limitations have prevented the clinical development of soluble exogenous IL15 in a therapeutic context. To leverage the benefits of IL15 while avoiding these undesired effects, OBX-115 has membrane bound expression of IL15 with its levels regulated via our cytoDRiVE platform.

OBX-115 is engineered to express a proprietary IL15 construct with two key features:

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IL15 is anchored to the membrane through a flexible linker (“mbIL15”). The linker of mbIL15 has been engineered to avoid shedding of mbIL15 and thereby limit systemic exposure. Further, the linker length was optimized such that mbIL15 possesses the ability to both act in cis to directly activate transduced TIL cells, as shown in Figure 1 below (blue, left panel), and in trans to activate other immune cells such as NK cells shown in Figure 1 below (red, right panel). Figure 1. mbIL15 activation of TIL and NK cells.

Figure 1. mbIL15 activation of TIL and NK cells.

un-transduced lymphocyte
IL2Rγ
IL2Rβ
IL15
IL15 linker
IL2Rγ
IL15
IL2Rβ
Minimal shedding of IL15
Transduced TIL
Cis activation
Trans activation

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The expression of mbIL15 is regulated by ACZ, an orally available FDA-approved drug. Our mbIL15 construct was designed to be regulated by cytoDRiVE. In the absence of ACZ, known as the “basal state” in the left panel in Figure 2 below, the DRD is degraded in the cell by the proteasome, thus limiting mbIL15 expression. As shown on the right panel of Figure 2 below, cytoDRiVE regulation enables the CA2-DRD construct to be stabilized in the presence of a paired ligand, ACZ, which enables dose-dependent, reversible mbIL15 expression on the TIL cell surface. ACZ is a CA2 inhibitor that functions as a diuretic for the treatment of edema and elevated intraocular pressure and is used to treat altitude sickness. It has been used in the clinic for over fifty years. This ability to alter the expression of mbIL15 using an oral drug is designed to dynamically regulate its expression to achieve an appropriate balance between efficacy while minimizing potential adverse events. Should a patient’s lymphocytes expand more than desired which may be associated with certain toxicities, mbIL15 expression can be suspended by stopping ACZ administration.

Figure 2. Regulation of mbIL15 activity using ACZ.

Our Proprietary Manufacturing Process

We designed our manufacturing process to ensure OBX-115 would contain tumor-reactive TIL with high antitumor activity and phenotypically enriched for expansion and persistence. In addition, we have optimized our manufacturing process across the continuum of Pre-REP, activation, transduction of CA2-mbIL15 construct, REP, and cryopreservation to potentially allow for robustness, reproducibility and a high manufacturing success rate. Our manufacturing process for OBX-115 delivers consistently robust cell yield and high process consistency with a greater than 95% demonstrated success rate. By leveraging our cytoDRiVE platform and our proprietary manufacturing process, we believe OBX-115 has key attributes required to address the unmet need in the treatment of solid tumors and to meaningfully expand the targetable patient population.

Figure 3 below summarizes the various challenges in the manufacturing process of non-engineered TIL cell therapies and illustrates the potential opportunities to expand access and improve outcomes.

Figure 3. Manufacturing process of non-engineered TIL cell therapies.

Our manufacturing process can be divided into five stages, as summarized in Figure 4 below:

•

Tissue acquisition. OBX-115 is a patient-specific product that requires isolation of TIL from a patient’s tumor. We have used tumor tissue, both from surgical resections or from minimally invasive core needle biopsies to manufacture OBX-115 in our clinical trials with no differential impact on cell dose or product phenotype. An advantage of core needle biopsies is that they can typically be obtained in an interventional radiology procedure under local anesthesia, which is faster than surgical excision. Surgical procedures may delay treatment by several weeks due to the need to coordinate schedules with a surgeon, anesthesiologist and operating room.

•

Pre-REP. In Pre-REP stage, we isolate the TIL from the tissue sample and treat them with an antibody that serves as an agonist for 4-1BB. This process optimization has been shown to increase TIL expansion, enrich for putative tumor-specific clones and enhance antitumor cytotoxicity.

•	Activation and transduction. We transduce the patient’s TIL with a genetically inactivated viral vector containing our CA2-mbIL15 construct and activate them using a CD3 antibody.

•

REP. The expansion stage of TIL cell therapy manufacturing process typically involves two components: IL2 and feeder cells. We do not use IL2 in this stage to generate OBX-115 and instead induce expression of our mbIL15 construct using ACZ. Also, whereas the feeder cells used to generate other TIL cell therapies consist of irradiated allogeneic peripheral blood mononuclear cells, or PBMCs, from healthy donors, OBX-115 is manufactured using an irradiated engineered cell line that expresses both IL21 and 4-1BB ligand, or iFeeder cells, and use of this cell line improves our ability to expand TIL to generate OBX-115 with a more favorable phenotype while reducing the cost and variability associated with using donor PBMCs. These REP process modifications drive further amplification of the CD8+ memory rich T cell phenotype.

•

Cryopreservation. Through optimization of our processes, we are able to cryopreserve OBX-115 while maintaining potency. This provides us with the ability to ship our finished drug product from central manufacturing facilities to treatment centers.

Figure 4. Overview of the OBX-115 ex vivo manufacturing stages.

*	Anti-CD3 Ab; retroviral vector

Melanoma Disease Background

Melanoma is the fifth most common malignancy in the United States and the most lethal form of skin cancer. The National Cancer Institute estimates that there were approximately 105,000 diagnoses of melanoma and approximately 8,500 deaths from melanoma in the United States in 2025. While most patients diagnosed with localized melanoma have an excellent prognosis, advanced melanoma is associated with widespread metastasis and has a five-year survival rate of only 34.6%.

The primary risk factor for developing melanoma is exposure to ultraviolet light, including sunlight and tanning beds. Ultraviolet light and other environmental insults can cause DNA damage, which in turn leads to an increased rate of mutations. Melanoma is one of the most highly mutated cancers. It has frequent driver mutations, such as mutations in the gene for BRAF, that directly contribute to tumorigenesis, as well as a wide array of passenger mutations, which accumulate but do not directly alter the propensity of the tumor to grow or spread. These mutations, both driver and passenger mutations, are a differentiating feature between melanoma cells and healthy cells that have led to the development of a number of therapies.

In patients who are diagnosed early and have few cancerous lesions, surgical excision can lead to long-term cures. In patients with more advanced and metastatic disease, unfortunately, surgical treatment has more limited benefit. Two types of systemic therapies are commonly used to treat these patients: ICIs and inhibitors of the BRAF pathway. Other approved systemic therapies, including combinations that target multiple immune checkpoints, have further expanded options for select patients.

Multiple immunotherapies including inhibitors of the PD-1/PD-L1 and CTLA-4 checkpoints have been approved to treat metastatic melanoma. These groundbreaking therapies have changed the treatment landscape for metastatic melanoma and dramatically improved both response and survival rates for patients. Treatment of patients with previously untreated unresectable melanoma with a combination of nivolumab and ipilimumab had an ORR of 58% and a median OS of 72.1 months. Grade 3/4 treatment-related AEs were reported in roughly 55% of patients, including 41.5% of patients with Grade 3/4 immune-related AEs.

Despite the immense improvement of survival upon ICI therapy, a significant subgroup of metastatic melanoma patients see no tumor response or subsequently lose initial response. Up to 60% of patients treated first-line with PD-1 monotherapy and up to 40% of those treated with PD-1 plus CTLA-4 combination do not respond to ICI treatment. 72% of patients do not respond to second-line CTLA-4 plus ICI combination therapy in the post ICI setting.

Approximately half of cutaneous melanomas have a mutation in the BRAF gene resulting in constitutive or always-on BRAF activity, which in turn promotes cancer cell proliferation. Treatment with inhibitors of BRAF has been shown to lead to an OS rate of about 70% at one year. Combination therapy using a BRAF inhibitor and a MEK inhibitor provides additional suppression of BRAF signaling and delays the development of resistance resulting in a slight increase in OS to about 75% at one year. However, responses to BRAF and MEK inhibitors have limited durability because resistance typically develops at around twelve months post-treatment.

Until recently, there was no FDA-approved therapy for patients with melanoma who are refractory to or have relapsed following treatments such as ICI and BRAF inhibitors. In 2024, Amtagvi, the first FDA-approved TIL cell therapy, received accelerated approval for the treatment of these patients. The ORR in a single-arm open-label trial of Amtagvi in 73 patients was 31.5%. Non-engineered TIL, including Amtagvi, have multiple safety and logistical challenges, including regimen complexity and inpatient resource utilization, that impact broader adoption.

NSCLC Disease Background

Globally, an estimated 1.8 million people die of lung cancer each year. It is the leading cause of cancer-related death, accounting for approximately 18% of all cancer deaths. There were an estimated 227,000 new cases of lung cancer diagnosed and 125,000 deaths in the United States in 2025. NSCLC is the most common subtype of lung cancer, accounting for approximately 80 to 85% of lung cancers. The treatment paradigm for NSCLC has significantly changed over the past few years. Previously patients were primarily treated with radiation therapy or combinations of cytotoxic drugs. Recent developments have led to the emergence of targeted therapies based on alteration in the genes for epidermal growth factor receptor, or EGFR, and anaplastic lymphoma kinase gene, or ALK, and ICI for those without actionable gene mutations.

Prior to the introduction of ICI, the five-year OS rate for patients with metastatic NSCLC was approximately 5%. Current standard of care front-line treatment for patients with metastatic NSCLC and no targetable mutations consists of ICI therapy alone or in combination platinum-based chemotherapy with ICI with or without anti-angiogenic therapy; however, response rates are at between 48% to 58% based on histologic subtype. Even if achieved, responses are generally short-lived, and durable responses are relatively uncommon. Standard treatment after progression on ICI-based treatment typically entails single-agent chemotherapies, which have modest response rates (approximately 16%), and are typically not durable (median progression free survival, 2.9 months). An unmet need thus continues to exist for patients with metastatic NSCLC without actionable mutations whose disease is relapsed or refractory to ICI-based treatments. Similarly, in the case of patients with targetable mutations, the unmet need is for effective and safe therapy after the mutation targeted agents are no longer effective.

Clinical Trials with OBX-115

We are conducting Agni-01, an ongoing, multicenter Phase 1/2 clinical study evaluating cryopreserved OBX-115 in patients with advanced solid tumors, including melanoma and NSCLC. In melanoma, dose optimization has established our recommended Phase 2 dose with encouraging antitumor activity observed in patients, and Phase 2 enrollment is ongoing to support a potential registrational path. In NSCLC, dose escalation through dose level three, or DL3, has been completed, with continued regimen optimization underway to inform a Phase 2 study. Collectively, our results to date demonstrate clinical activity supporting continued advancement of OBX-115 in melanoma and NSCLC.

Clinical antitumor activity

Melanoma

OBX-115 was first tested in the clinic in a first-in-human Phase 1 trial initially with fresh non-cryopreserved (n=8) and then cryopreserved (n=9) OBX-115 product at The University of Texas M.D. Anderson Cancer Center. This study treated 17 patients with advanced melanoma who had relapsed or who were refractory to ICI therapy. After lymphodepletion, patients received a single intravenous infusion of OBX-115 followed by oral treatment(s) with ACZ to drive the expression of mbIL15 using our cytoDRiVE technology. The Phase 1 trial was designed to optimize the cell dose cap of OBX-115 as well as the dosing regimen of ACZ. The primary and secondary endpoints for this trial were safety and tolerability of OBX-115 and investigator-assessed preliminary efficacy, respectively. and both endpoints were met Despite the exploratory nature of this trial, an ORR of 40%, including two CRs, was observed in the first ten evaluable patients, providing strong evidence of the antitumor potential of OBX-115. The safety profile indicated no DLTs or Grade 4 nonhematologic treatment related adverse events and three Grade 3 nonhematologic treatment-emergent adverse events in two patients (abdominal pain, ALT elevation, syncope) and no substantive difference between fresh and cryopreserved products.

We then initiated Agni-01, a multicenter, Company-sponsored Phase 1/2 trial of cryopreserved OBX-115 in patients with treatment relapsed or refractory advanced melanoma. We identified three parameters to further optimize in the Phase 1 portion of this trial: the maximal number of OBX-115 cells to be infused; the daily and cumulative dose of ACZ; and the dosing schedule for ACZ. As shown in Figure 5 below, in the DL1 cohort which consisted of three patients, OBX-115 dose was capped at 30 × 109 cells and ACZ 250 mg daily for up to 14 days. In DL2, which consisted of two patients, OBX-115 dose was capped at 100 × 109 cells and ACZ 250 mg daily for up to 14 days. DL3, which consisted of 15 patients across the Phase 1 and Phase 2 arms, targeted OBX-115 dose cap of 100 × 109 cells and ACZ 500 mg daily for two 7-day periods (Week 1 and Week 3), separated by a 7-day break with no ACZ. Patients in DL3 received 7 days of ACZ at 6-week intervals starting approximately at week 5–6. In addition, for patients in DL1, DL2 and DL3, protocol guided treatment consisted of additional 7-day periods of ACZ at 6 week intervals starting approximately weeks 5 to 6. DL3 was found to lead to maximal TIL expansion in patients while minimizing toxicities and was chosen as the recommended Phase 2 dose, or RP2D.

Figure 5. Design of the Agni-01 Phase 1/2 trial in melanoma.

Ten of the fifteen patients treated with DL3 / RP2D dosing achieved either a complete (n=2) or partial response (n=8), resulting in an ORR of 67%. We believe that the demonstrated frequency of antitumor responses observed to date with OBX-115 is attributable to both our mbIL15 cytoDRiVE engineering and our differentiated manufacturing processes.

OBX-115 treatment was associated with significant antitumor activity across these 15 patients with ongoing responses in eight patients as of January 22, 2026 (~18 weeks median follow-up). Of note, robust antitumor activity was observed using OBX-115 created from surgical resections as well as from core needle biopsies independent of the anatomic site of tumor procurement or doses manufactured and infused. We believe that the ability to use core needle biopsies for patients as the source of their TIL provides the opportunity to significantly shorten the time from the decision of the clinician to treat with OBX-115 to the ability to deliver the manufactured product to patients. We believe core needle biopsies will further enhance adoption and improve patient outcomes with increased operational efficiency relative to approaches that typically rely on surgical tumor resection. Our optimized regimen enables outpatient administration of low dose lymphodepletion. All the melanoma patients treated with OBX-115 at the RP2D had four-day low dose lymphodepletion regimen consisting of cyclophosphamide 750 mg/m2/day for three days and Fludarabine 30 mg/m2/day for four days. On average, this lymphodepletion regimen represents an approximate 50% reduction in cyclophosphamide dose.

NSCLC

The Agni-01 trial is currently evaluating the potential of various dosing regimens of OBX-115 in both melanoma and NSCLC as summarized in Figure 6 below. In our NSCLC cohort, one patient received OBX-115 at DL1, one patient at DL2 and four patients at DL3. The patients treated at DL3 could not tolerate similar ACZ dosing intensity as in melanoma DL3 patients due to inflammatory pulmonary toxicity or pneumonitis leading to ACZ withdrawal. We addressed this issue by introducing an intermediate cell dose cap of 60 billion cells. At this dose cap, the tolerability issues due to ACZ were alleviated. In addition, we have augmented the extended ACZ redosing regimen and dosed patients with ACZ for seven days every other week after week three. By contrast, in the melanoma DL3 cohort, ACZ was administered every six weeks beyond week three.

Figure 6. Melanoma and NSCLC patient dosing in the Agni-01 trial.

Infused Patients		Melanoma		NSCLC
Dose Level		**Phase 1 (N=11)**	**Phase 2 (N=9)**	**Phase 1 (N=10)**
DL1	30B cell dose cap ACZ: 250 mg/day, Days 0–13 Planned 28-day cumulative dose: 3500 mg ACZ redosing every 6 wks starting approx. wk 6	**3**	**0**	**1**
DL2	100B cell dose cap ACZ: 250 mg/day, Days 0–13 Planned 28-day cumulative dose: 3500 mg ACZ redosing every 6 wks startin approx. wk 6	**2**	**0**	**1**
DL3	100B cell dose cap ACZ: 500 mg/day, Days 0–6, 14–20 Planned 28-day cumulative dose: 7000 mg ACZ redosing every 6 wks startin approx. wk 6	**6**	**9**	**4**
	DL3 Expansion in NSCLC: **Intermediate cell dose cap (~60B)** ACZ: 500 mg/day, Days 0–6, 14–20 Planned 28-day cumulative dose: 7000 mg + Extended ACZ redosing every other wk	**NA**	**NA**	**4**

We have also modified the low-dose lymphodepletion regimen used with OBX-115 in NSCLC to include a single dose of gemcitabine which enables a further 66% reduction in cyclophosphamide dose as compared to the current low dose lymphodepletion with the intent of improving tolerability. Optimization of dosing and treatment regimen are still under investigation in NSCLC.

Of the six efficacy evaluable patients across both DL3 regimens shown in Figure 7 below, there were two cases where rapid tumor shrinkage was observed by week six. In patient 43L (DL3 intermediate cell dose cap), levels of circulating tumor DNA, or ctDNA, were undetectable on day 14 and day 42. Three patients who received an intermediate cell dose of OBX-115 did not require prolonged corticosteroid dosing for inflammatory adverse events, they demonstrated lymphocyte expansion in peripheral blood and were able to receive augmented longitudinal ACZ redosing.

Figure 7. Initial antitumor activity in NSCLC patients treated with OBX-115.

Safety and tolerability

Melanoma

In all trials observed to date, OBX-115 was generally well-tolerated with no TRM, DLTs or discontinuation due to AEs. In addition, no cases of immune effector-cell associated neurotoxicity syndromes, or ICANS, or capillary leak syndromes have been observed. The most frequently reported events are consistent with the reversible myelosuppression expected with lymphodepletion or electrolyte abnormalities secondary to the known diuretic effect of ACZ, all of which were managed with standard of care supportive measures. Adverse events considered specifically associated with OBX-115 were predominantly low-grade and responsive to protocol-guided ACZ interruption, dose adjustment, or with supportive treatment.

NSCLC

In ten Phase 1 NSCLC patients infused with OBX-115, there was no TRM. Expected differences from melanoma were consistent with disease pathophysiology and co-morbidities associated with lung cancer. Consistent with the underlying pulmonary comorbidities, the primary distinction was Grade ≥3 pneumonitis, occurring in three patients (30%), with all cases resolving prior to discharge. One subject in DL3 experienced Grade 3 ICANS, which resolved to baseline following protocol directed management. Grade 3 cytokine release syndrome, or CRS, was observed in four patients (40%). Additional frequent or severe adverse events were aligned with reversible lymphodepletion-related myelosuppression or laboratory changes attributable to the known diuretic effects of ACZ.

Established AE Profile of Non-engineered TIL

Melanoma

The Amtagvi label carries a boxed warning for multiple serious risks, including a 7.5% rate of TRM, prolonged severe cytopenia, internal organ hemorrhage, and severe infections. Amtagvi requires the use of high dose IL2, which has been associated with risks including capillary leak syndrome and neurologic toxicities. Capillary leak syndrome occurred in 13.5% and encephalopathy in 17.3% of Amtagvi treated patients. During Amtagvi’s registrational clinical trial, grade ≥ 3 febrile neutropenia was seen in 46.8% of patients and 23.6% of patients were transferred to the intensive care unit, or ICU, post-infusion. Many patients in this trial experienced an extended hospital length-of-stay. The boxed warning restricts use of Amtagvi to use only in the inpatient setting with the availability of cardiopulmonary or intensive care specialists. These fatal treatment-related adverse effects are potentially attributed to the multicomponent regimen including standard-dose lymphodepletion and IL2.

NSCLC

The largest dataset on non-engineered TIL safety in NSCLC comes from the FDA’s review of 59 patients treated with the lifileucel regimen (as part of the Amtagvi BLA assessment). Grade ≥4 respiratory disorders occurred more frequently in NSCLC than in melanoma cohorts (15.3% vs. 6.9%). In addition, about 12% of NSCLC patients died from respiratory complications within 30 days of starting treatment. Two additional patients died of hemophagocytic lymphohistiocytosis. Other notable adverse events included febrile neutropenia (28.8%) and dyspnea (52.5%).

Pharmacodynamic evidence for the role of mbIL15 in OBX-115 treatment

The pharmacodynamic features of OBX-115, including the nature of mbIL15 that limits shedding to avoid systemic exposure, and the regulatable nature of mbIL15 due to the optimized ACZ dose and schedule drives the early expansion and persistence of OBX-115 in patients after infusion, and may potentially explain the favorable AE profile.

OBX-115 is designed to express mbIL15 using our cytoDRiVE drug-regulated expression technology, which we believe is a key aspect of our safety and tolerability profile. Levels of soluble IL15 were elevated at the time of OBX-115 administration as expected due to lymphodepletion and persisted for the subsequent several days. As shown in the left panel in Figure 8, each line in the graphic is representative of a patient with melanoma, the presence of elevated levels of IL15 in plasma at the time of the first administration of OBX-115 and ACZ is consistent with its induction as a response to lymphodepletion. There was no correlation between activation of mbIL15 expression with ACZ and levels of IL15 in plasma. One of the benefits of lymphodepletion before administration of TIL cell therapy is the reduction in immune suppressor cells which have the potential to counteract the TIL antitumor activity. Another factor that contributes to the importance of lymphodepletion to the success of immune cell therapies is a surge in cytokines, in particular IL15 that occurs in response to immune activation caused by lymphodepletion-related cell death. There was no evidence that mbIL15 expression contributed to IL15 in plasma.

Figure 8. In patients with melanoma, treatment with OBX-115 and ACZ does not lead to an increase in IL15 levels in plasma (left panel), and OBX-115 at RP2D persisted in peripheral blood for 42 days (right panel).

Mean (SEM)* OBX-115 in Peripheral Blood
DL1+DL2
DL3/RP2D
OBX-115 (cells/μL)
8000
6000
4000
3000
2500
2000
1500
1000
500
0
Days Post-infusion
0
7
14
21
28
35
42
DL1+DL2 ACZ
DL3/RP2D ACZ
*Asplenic patient removed.

As shown in the right panel in Figure 8, we observed that the persistence of OBX-115 in peripheral blood was higher using the RP2D dosing regimen in which the two initial seven day periods of ACZ were separated by a week. This dosing regimen enabled a higher overall dose of ACZ to be delivered, which was better tolerated than the continuous two-week dosing regimens in DL1 and DL2. These results demonstrate the regulated expression of mbIL15 using our cytoDRiVE technology without causing high systemic plasma IL15 levels after OBX-115 infusion and ACZ administration. Consistent with the longer persistence of OBX-115, we observed higher antitumor activity in patients with melanoma who received the RP2D dose than DL1 or DL2.

As shown in Figure 9 below, patients with melanoma dosed with OBX-115 and then treated with two seven-day periods of ACZ separated by a week of no treatment did not experience elevations in serum levels of IL6, a cytokine that serves as a biomarker of classical CRS caused by other immunotherapies. Therefore, the treatment of CRS occurring with OBX-115 is different than those occurring with CAR-T therapies and with T-cell engagers, and does not warrant the use of tocilizumab. Treatment may involve transient interruption in ACZ dosing and/or short course of corticosteroids as guided by the protocol.

Figure 9. In patients with melanoma, treatment with OBX-115 and ACZ does not lead to an increase in IL6 levels in plasma.

Clinical Development Strategy for OBX-115

Melanoma

We plan to initiate our registration-enabling study in second-line advanced melanoma in support of an accelerated approval in mid-2026, with a potential regulatory filing as early as 2028.

Based on our RMAT designation and Iovance’s precedent with Amtagvi, as well as the data we have generated in our ongoing Phase 2 trial, we believe that a convincing argument could be made for the FDA to set us on a path toward potential accelerated approval of OBX-115 in advanced melanoma. A registration-enabling study is a clinical trial that is intended to obtain sufficient efficacy and safety data to support an NDA or BLA submission to obtain regulatory approval. Although registration-enabling clinical studies are often Phase 3 trials, the FDA has approved drugs based on Phase 2 registration-enabling clinical studies through its accelerated approval program, provided the product is eligible and meets the conditions of accelerated approval.

We plan to enroll approximately 100 patients in a registration-enabling cohort in the existing multicenter study in melanoma and expect data from this trial by year-end 2027. The registration-enabling cohort will be a single-arm open label study in patients with advanced melanoma progressing after immune checkpoint inhibitor-based therapy with blinded independent reviewer assessed ORR as the primary endpoint. Secondary endpoints include safety, duration of response (DOR), progression-free survival (PFS) and overall survival (OS).

Given the tolerability and antitumor activity observed to date in melanoma, we believe that there is potential for OBX-115 to be used as a first-line treatment as well. We intend to evaluate this by enrolling a cohort of patients in this setting in our ongoing Phase 2 melanoma trial.

NSCLC

In NSCLC, we continue to enroll patients in our Phase 1 trial, and we expect additional clinical data to become available in the first half of 2027. Our current trial in NSCLC is focused on patients who have previously been treated with ICI. The primary endpoint is the incidence of dose limiting toxicities, and investigator-assessed ORR is a secondary endpoint.

We believe that the observed treatment burden of OBX-115 compared to other TIL cell therapies may provide an opportunity to evaluate the potential of OBX-115 earlier in the course of disease.

Market Opportunity

Melanoma

Advanced melanoma remains a significant driver of mortality despite substantial therapeutic advances. A large fraction of patients treated with frontline ICIs develop primary or acquired resistance to ICIs, resulting in a meaningful pool of patients requiring additional lines of treatment.

Based on market research that we commissioned, we estimate that approximately 10,000 patients in the United States were eligible for second-line treatment of unresectable or metastatic melanoma in 2023. Not all patients in this pool are appropriate candidates for cell therapies, and real-world attrition is driven by (i) adequate baseline fitness and health status, (ii) disease progression that allows sufficient time to complete the treatment journey, and (iii) access to a qualified caregiver, resulting in an estimated cell therapy treatable population of approximately 65% of this patient subgroup. Within this cell therapy treatable population, additional factors further narrow eligibility for TIL cell therapies, including ability to tolerate lymphodepletion, feasibility of tumor procurement via surgical resection or core needle biopsy, and clinical stability during the manufacturing and scheduling period.

Currently, an estimated 25% of 2L+ melanoma patients are eligible to receive Amtagvi; however given OBX-115’s potentially differentiated profile we believe we will be able to address around 50% of these same patients. Amtagvi, the only approved TIL cell therapy for patients with unresectable or metastatic melanoma previously treated with an ICI, had an ORR of 31.5%. Meanwhile, we observed a 67% ORR in advanced melanoma with OBX-115. In addition, the antitumor activity of OBX-115 has been associated with a low rate of serious adverse events including no cases of TRM or capillary leak syndrome. We believe the need to use high doses of cyclophosphamide for lymphodepletion and high dose IL2 limits the number of patients who are eligible to receive Amtagvi.

We believe there is an opportunity for OBX-115 to deliver significant clinical benefit in the large population of patients who have previously been treated with ICI. The tolerability of OBX-115, as well as the ability to create OBX-115 using core needle biopsies and to deliver an outpatient administration of low-dose lymphodepletion provide the potential to advance our medicine into earlier lines of therapy, an option that is not as readily available for current therapies with significant toxicities and treatment challenges.

A key limitation for cell therapies has been the inability to scale both the manufacturing and the number of clinical sites where the therapy is available. In addition to our current CDMO that is supporting our ongoing clinical trials, using our expertise we collaborate with CDMOs to scale our manufacturing capacity not only for clinical trials but for our subsequent commercialization. We believe these efforts will allow us to provide improved patient and physician experience through reliable treatment delivery and broader site activation. We have learned from the launch of Amtagvi that there is a viable path to bringing TIL cell therapy to market. Iovance has already qualified 85 treatment centers across the United States to treat patients with Amtagvi. By Iovance’s estimate, 95% of addressable patients are within 200 miles of a treatment center qualified to treat patients with TIL cell therapy and there are more than 85 treatment centers as of December 31, 2025. Amtagvi has achieved rapid market access across 250 million covered lives, mostly covered by private payers with 3-week financial turnaround, and recommendation by the National Comprehensive Cancer Network. The expansion of qualified centers and demonstrated commercial uptake indicate that the operational and reimbursement framework for TIL cell therapy delivery is becoming increasingly established.

NSCLC

There were an estimated 227,000 new cases of lung cancer diagnosed and 125,000 deaths in the United States in 2025. NSCLC is the most common subtype of lung cancer, accounting for approximately 80 to 85% of those cases. Some patients will progress to the later stages of the disease, and other patients already have locally advanced or metastatic disease at the time of diagnosis. There are approximately 90,000 patients with advanced/metastatic NSCLC per year. Current standard of care front-line treatment for patients with metastatic NSCLC and no targetable mutations consists of single-agent ICI therapy or combination platinum-based chemotherapy with ICI or anti-angiogenic therapy. Most patients receiving ICI therapy do not have durable responses. Standard treatment after progression on ICI-based treatment typically entails single-agent chemotherapies, which have modest response rates (approximately 16%), and are typically not durable (median PFS, 2.9 months). For example, in a randomized Phase 3 trial in previously treated metastatic NSCLC, docetaxel demonstrated an objective response rate of 12.8%. Even incremental improvements in overall response rate and durability of responses could be clinically meaningful, especially relative to first-line treatment responses in other settings like melanoma. There are approximately 36,000 patients who will progress into the second line setting representing a significant unmet need for more efficacious therapies that can deliver durable responses, especially for chemotherapy-free alternatives with superior tolerability. Given the substantially larger incidence, we believe the commercial opportunity in advanced NSCLC is up to 5 times larger than that of advanced melanoma. If approved, we believe we will be able to leverage our manufacturing infrastructure and commercial capabilities, initially from our melanoma program, to drive significant market adoption of OBX-115 for the treatment of NSCLC.

Our cytoDRiVE Platform – a Key Component of Our Next Generation Therapies

A key element of our cytoDRiVE platform is the ability to express mbIL15 in OBX-115 and to dynamically regulate its expression in patients. cytoDRiVE is designed to leverage the tendency for intracellular misfolded and unstable proteins to be degraded by the cellular proteasome system. To build cytoDRiVE constructs, we create mutant versions of small molecule binding domains that are stable in the presence of their ligands but have a propensity to be degraded in their absence. Through the fusion of one of these binding domains, which we refer to as DRD, to a protein of interest, such as mbIL15, we impart the ability to control expression of the protein of interest by a small molecule ligand. While no immunogenicity or safety issues have been detected with CA2 and mbIL15 (DRD–protein pairing) in OBX-115 clinical or laboratory studies to date, the potential for immunogenicity or other serious side effects have not yet been studied for other future DRD-protein pairs. By carefully selecting the DRD, we can use FDA-approved, orally available drugs to control the stability of our cytoDRiVE constructs. We believe that this makes cytoDRiVE a flexible, multipurpose approach for delivering regulators of expression of proteins.

As illustrated in Figure 10 below, in absence of ligand binding, the unstable DRD (red) is recognized by the cellular unfolded protein system and the DRD and fused protein of interest (orange) are targeted for degradation, eliminating the expression of the protein of interest. In the presence of a small molecule ligand (yellow), the DRD is stabilized, avoiding degradation and allowing the protein of interest to be expressed.

Figure 10. Ligand-dependent regulation of the cellular unfolded protein system.

Basal State
PROTEASOME
On State
Protein of interest (POI)
DRD
LIGAND

In OBX-115, we fused a CA2 DRD to a proprietary mbIL15 construct. The CA2 DRD was engineered with mutations to reduce its stability in the absence of ligand binding. We use ACZ, an FDA approved oral CA2 inhibitor, with no known anti-neoplastic activity as a stabilizing ligand to regulate mbIL15 expression on the cell surface of OBX-115. ACZ is generally well-tolerated, penetrates the blood brain barrier and has a favorable pharmacokinetic profile. It does not interfere with T cell function and is widely available as a generic product.

Next Generation Cellular Therapies: Future Oncology Applications of our cytoDRiVE Platform

We are actively exploring future applications of our cytoDRiVE platform to enhance the ability of our product candidates to treat less TIL infiltrated (colder) tumors. Two examples from our early-stage research programs illustrate the application of cytoDRiVE to enhance immune-cell antitumor activity, including co-regulated expression of Lymphotoxin-like, inducible, competes with herpesvirus glycoprotein D for HVEM, a receptor expressed by T lymphocytes, or LIGHT, and mbIL15, and spatio-temporal regulation of IL12 using T cell activation dependent elements. Further, we believe the flexibility of our platform may allow cytoDRiVE to be incorporated into a range of engineered immune cell therapies beyond TIL and potentially into other non-oncology settings where controlled protein expression is desirable. We are evaluating collaboration and partnership opportunities to continue development of these promising early-stage research programs.

Regulated expression of LIGHT and mbIL15

LIGHT is a member of the tumor necrosis factor super family (“TNFSF”) that interacts with the lymphotoxin beta receptor (“LTbR”) and regulates the formation of lymphoid organs. In preclinical studies, LIGHT expression within a tumor has been linked to the formation of tertiary lymphoid structures and vascular normalization, both of which are associated with favorable prognosis in many tumor types. Figure 11 below shows the application of cytoDRiVE to develop cytoTIL15-LIGHT cells, where the CA2 DRD co-regulates both mbIL15 and LIGHT. In a fibrotic tumor model where non-engineered TIL are unlikely to show benefit, co-expression of mbIL15 and LIGHT upon induction with ACZ leads to better tumor control compared to mbIL15 or LIGHT alone.

Figure 11. Dual regulated expression of LIGHT and mbIL15 inhibited growth in a fibrotic colon cancer model.

Spatial and temporal regulation of IL12

IL12 is a potent cytokine known to remodel immunosuppressive tumor microenvironments and promote antitumor immunity through diverse innate and adaptive immune mechanisms. Early clinical trials in the mid-1990s showed that systemic delivery of IL12 incurred dose-limiting toxicities.

We combined our cytoDRiVE technology with NFAT-dependent transcription to enable the ability to temporally control mb-IL12 expression following T cell recognition of tumor (spatial regulation). In these cells, the expression of a cytoDRiVE construct containing the gene for mbIL12 fused to DRD is under control of an NFAT responsive promoter, a genetic element that drives transcription only upon activation of T cells, such as when T cells recognize tumor. Only upon T cell activation is the IL12/DRD fusion protein synthesized, but is rapidly degraded if the DRD ligand is not present, providing a second level of control.

We assessed the tolerability and antitumor activity of this construct in a B16-F10 tumor model in mice as shown in Figure 12 below. Survival in this model with no treatment was between 20 and 25 days. Treatment with control T cells increased survival by a few days in both the untreated mice (gray in the figure below) or control-treated mice (black in the figure below). Treatment with NFAT (only) regulated expression of soluble IL12 (purple in the figure below) resulted in early mortality for half of treated mice due to toxicities associated with IL12. Treatment with cells engineered with our NFAT/cytoDRiVE mbIL12 led to 100% survival to the end of the study at day 35 (orange in the figure below).

Figure 12. Spatial and temporal regulation of IL12 increased survival in a B16-F10 tumor model.

Potential Applications of our CytoDRiVE Platform Outside of Oncology

While our current focus is on the application of cytoDRiVE to enhance the antitumor activity of cell therapies, potential applications of cytoDRiVE are not limited to specific classes of proteins of interest or to particular cell types. cytoDRiVE technology has the potential to broaden the reach cell therapies and for diseases outside of oncology, such as autoimmune disorders. By enabling temporal control of protein activity or expression with activation-dependent regulatory elements, cytoDRiVE is designed to provide controlled expression of potent cytokines or other immune-modulating proteins. We believe this flexibility may allow cytoDRiVE to be incorporated into a range of engineered immune cell therapies beyond TIL and potentially into other non-oncology settings where controlled protein expression is desirable.

Manufacturing

We do not own or operate GMP manufacturing facilities for the production of OBX-115 and currently have no plans to build our own clinical or commercial GMP manufacturing capabilities. We have a proprietary manufacturing process and collaborate with leading CDMOs to manufacture OBX-115 and, if we receive regulatory approval, we intend to rely on such third parties for commercial GMP manufacture. Our manufacturing process for OBX-115 consistently delivers a robust cell yield with a greater than 95% demonstrated manufacturing success rate in meeting the current product release criteria. These release criteria often evolve based on increased manufacturing experience and based on regulatory input. This may affect the manufacturing success rate over time. We believe our manufacturing capacity strategy will support drug supply for our future clinical trials and commercial demand for OBX-115 for the treatment of advanced melanoma, if approved. We do not have long-term supply agreements, and we purchase our required drug product on a development manufacturing services agreement or purchase order basis. We expect to continue to rely on third-party manufacturers for the commercial supply of any of our product candidates for which we obtain marketing approval. We have personnel with significant technical, manufacturing, analytical, quality, regulatory, including cGMP, and project management experience to oversee our third-party manufacturers and to manage manufacturing and quality data and information for regulatory compliance purposes.

Our product candidates for clinical trial use must be manufactured in compliance with cGMP regulations. The cGMP regulations include requirements relating to personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports, and returned or salvaged products.

Commercialization

We have exclusive commercial rights to our product candidates globally. Given our stage of development, we have not yet established a commercial organization or sales and distribution capabilities. A key challenge for cell therapies, such as OBX-115, is the ability to scale both the manufacturing and the number of clinical sites where the therapy is available. We have transferred our expertise and knowledge to CDMOs, which manufacture OBX-115 for our clinical trials and will also do so for commercialization, if approved by FDA.

We plan to independently commercialize our products, if approved, in the United States and other regions where we determine it makes commercial sense to do so. At the appropriate time, we will build the required commercial infrastructure including recruiting a sales force and a medical affairs team. As product candidates advance through our pipeline, our plans may change.

Competition

The biotechnology industry is intensely competitive and subject to rapid and significant technological change. Our competitors include multinational pharmaceutical companies, specialized biotechnology companies, universities, and other research institutions. Ultimately, the diseases our product candidate and any future product candidates target, and for which we may receive marketing authorization, will determine our competition. Our product candidate, if approved, will have to compete with existing therapies and new therapies that may become available in the future. Many of our competitors have substantially greater financial, technical, human and other resources than we do and may be better equipped to develop, manufacture and market technologically superior products. In addition, many of these competitors have significantly greater experience than we have in undertaking nonclinical studies and human clinical trials of new pharmaceutical products and in obtaining regulatory approvals of human therapeutic products. Accordingly, our competitors may succeed in obtaining FDA approval for superior products. Many of our competitors have established distribution channels for the commercialization of their products, whereas we have no such channel or capabilities. In addition, many competitors have greater name recognition and more extensive collaborative relationships. Smaller and earlier-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies.

Our competitors may obtain regulatory approval of their products more rapidly than we do or may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize our product candidate or any future product candidates. Our competitors may also develop drugs that are more effective, more convenient, more widely used and less costly or have a better safety profile than our products and these competitors may also be more successful than we are in manufacturing and marketing their products. If we are unable to compete effectively against these companies, then we may not be able to commercialize our product candidate or any future product candidates or achieve a competitive position in the market. This would adversely affect our ability to generate revenue. Our competitors also compete with us in recruiting and retaining qualified scientific, management and commercial personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

We believe the key competitive factors affecting the success of our product candidate, OBX-115, if approved, are likely to include efficacy, safety, manufacturing, treatment logistics, patient eligibility, physician adoption, and the availability of reimbursement.

Patients with melanoma are treated using a range of therapeutic approaches, including surgery, radiation therapy, chemotherapy, targeted therapies, ICIs, biologic therapies such as monoclonal antibodies, and emerging immunotherapies, including cell-based therapies. Accordingly, we believe OBX-115, if approved, would face competition from pharmaceutical, biotechnology and other companies developing therapies for cancer, including for patients with melanoma or NSCLC whose disease has progressed following prior treatment with checkpoint inhibitors and chemotherapy. There are a large number of companies developing or marketing treatments for cancer, including many major pharmaceutical and biotechnology companies. We may compete with other cell therapy or immunotherapy companies such as Iovance Biotherapeutics Inc. (Amtagvi), AbelZeta Inc., Biosyngen Pte Ltd, GRIT Biotechnology Co., Ltd., Shanghai Juncell Therapeutics Co., Ltd., Immatics N.V., Immunocore Holdings plc, Intima Bioscience, Inc., KSQ Therapeutics, Inc., Marker Therapeutics, Inc., TILT Biotherapeutics Ltd, and others. For additional information on the market opportunity in melanoma in particular given Amtagvi’s approval, see the section titled “Information Regarding Obsidian—Market Opportunity—Melanoma” beginning on page 236 of this information statement/prospectus. In addition, numerous compounds are in clinical development for cancer treatment. Any of these compounds may prove to be safer, more effective, more convenient, more broadly applicable or more commercially successful than our product candidates.

Intellectual Property

We strive to protect and strengthen our proprietary platforms and technologies, product candidates, inventions, improvements, and other intellectual property that are commercially relevant to the success of our business by, among other things, acquiring, maintaining, and defending patent rights, whether developed internally or licensed from third parties, and preserving the confidentiality of our trade secrets and know-how. We also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary and intellectual property position. Additional regulatory protection may also be available via data exclusivity, market exclusivity, and patent term extensions on a jurisdiction-by-jurisdiction basis. Our commercial success may depend, in part, on our ability to protect and strengthen the intellectual property rights relevant to our proprietary platforms and technologies, and to operate without infringing on any valid and enforceable third-party intellectual property rights.

The patent position of most biopharmaceutical companies is highly uncertain, involves complex legal and factual questions, and has in recent years been the subject of much litigation, resulting in court decisions, including U.S. Supreme Court decisions, which have increased uncertainties as to the ability to enforce patent rights in the future. Because of this, some of our current and future patent applications may not result in patents being issued. Additionally, the laws of foreign countries may not protect our rights to the same degree as the laws of the United States, or vice versa.

As of March 1, 2026 our owned and in-licensed patent portfolio from the Board of Regents of the University of Texas System consists of 7 granted US patents, 20 pending US patent applications, 28 foreign granted patents and 91 pending foreign patent applications. As of March 1, 2026, we have 26 registered trademarks and 4 pending trademark applications. Additionally, we have had no outstanding litigation related to our intellectual property nor any threat to initiate claims against us. Our owned patents, patent applications and licensed intellectual property from the Board of Regents of the University of Texas System on behalf of M.D. Anderson cover various aspects of our programs and technology, including our cytoDRiVE platform and OBX-115 as further described herein. Owned patents and patent applications include composition of matter and methods of making and using various aspects of the cytoDRiVE platform and OBX-115. We have issued patents in the United States, Japan, Singapore, Korea, Mexico, Australia, Europe, Canada, and China and pending applications in those and other jurisdictions such as Israel, and India. The intellectual property licensed from M.D. Anderson includes OBX-115, specifically around the manufacturing process and know-how. Under the M.D. Anderson License Agreement, ownership of improvements is determined based on inventorship. In particular, the licensed intellectual property represents one component of our broader development program. Specifically, we currently rely in part on the in-license from M.D. Anderson for the development and commercialization of OBX-115, but we are not materially dependent on the license from M.D. Anderson for our continued development and commercialization efforts for OBX-115. We do not believe the termination of the M.D. Anderson License Agreement would materially delay our currently planned development timelines for OBX-115. In addition, we believe we would otherwise mitigate any immaterial impact of such a termination. For additional information about the M.D. Anderson License Agreement, please see the sections entitled “Information

Regarding Obsidian—Rest of the World Government Regulation—M.D. Anderson License Agreement”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Obsidian—License and Collaboration Agreements—Collaboration and License Agreement with University of Texas M.D. Anderson Cancer Center” and Notes 9 and 10 to the Consolidated Financial Statements of Obsidian, beginning on pages 264 and 275, respectively.

In the future, there may be the need to engage in litigation to enforce patents issued or licensed to us, to protect our trade secrets or know-how or to defend against claims of infringement of the rights of others. Litigation is costly and could divert our attention and resources from other business functions and responsibilities. Furthermore, even if we were to prevail and our patents were found to be valid and infringed, a court could refuse to grant injunctive relief against the infringer and instead grant us monetary damages and/or ongoing royalties. Such compensation could be insufficient to adequately offset the damages to our business caused by the infringer’s competition in the market. Furthermore, adverse determinations in litigation could subject us to significant liabilities to third parties, could require us to seek licenses and/or pay significant royalties to such third parties and could also prevent us from manufacturing, selling or using our product, platform, or technologies, any of which could severely harm our business.

Although we rely on intellectual property rights as well as contractual protections to establish and protect our proprietary rights, we believe that factors such as the technological and creative skills of our personnel, the discovery of new solutions, features and functionality, and ongoing enhancements to our platform are also essential to establishing and maintaining our competitive and technological advantage.

We control the access to and use of our proprietary platforms, technologies, and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors and partners. Our employees, consultants and other third parties are required to enter into confidentiality and proprietary rights agreements with us and we control and monitor access to our proprietary technology, documentation, and other confidential information. We require all employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments, processes and other intellectual property generated by them on our behalf and under which they agree to protect our confidential information. In addition, as needed, we enter into confidentiality agreements with our partners.

Government Regulation and Product Approval

Government authorities in the United States (at the federal, state and local level) and in other countries extensively regulate, among other things, the research, development, testing, manufacturing, quality control, safety, effectiveness, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of biopharmaceutical products such as those we are developing.

Our product candidates must be approved by the FDA before they may be legally marketed in the United States and by the appropriate foreign regulatory authority before they may be legally marketed in foreign countries. Generally, our activities in other countries will be subject to regulation that is similar in nature and scope as that imposed in the United States, although there can be important differences. Additionally, some significant aspects of regulation in the European Union are addressed in a centralized way, but country-specific regulation remains essential in many respects. The process for obtaining regulatory approvals and the subsequent compliance with federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. Product Development Process

In the United States, the FDA regulates biological products, or biologics, under the Federal Food, Drug and Cosmetic Act, or FDCA, the Public Health Service Act, or PHSA, and their implementing regulations. The process required by the FDA before a biological product may be marketed in the United States generally involves the following:

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completion of nonclinical laboratory tests and animal studies according to good laboratory practices, requirements, or GLPs, and applicable requirements for the humane use of laboratory animals or other applicable regulations;

•	submission to the FDA of an Investigational New Drug application, or IND, which must become effective before human clinical trials may begin;

•	approval by an independent Institutional Review Board or ethics committee before a clinical trial commences;

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performance of adequate and well-controlled human clinical trials according to the FDA’s regulations as well as international standards for good clinical practice, or GCP, and any additional requirements for the protection of human research patients and their health information, to establish the safety, purity and potency of the proposed biological product for its intended use;

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submission to the FDA of a biologics license application, or BLA, seeking marketing approval with such application providing substantial evidence of safety, purity, and potency from results of nonclinical testing and clinical trials;

•	a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;

•	satisfactory completion of an FDA Advisory Committee review, if applicable;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the biological product is produced to assess compliance with current good manufacturing practice regulations, or cGMPs, to assure that the facilities, methods and controls are adequate to preserve the biological product’s identity, strength, quality and purity;

•	potential FDA audit of the nonclinical study and clinical trial sites that generated the data in support of the BLA to confirm compliance with GCPs and data integrity, among other things; and

•	FDA review and approval, or licensure, of the BLA.

Before testing any biological product candidate, including our product candidates, in humans, the product candidate enters the preclinical testing stage. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the product candidate. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs.

The clinical trial sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. Some nonclinical testing may continue even after the IND is submitted and clinical trials are initiated. An IND is an exemption that allows a biological product candidate to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA authorization to administer a biological product candidate to humans. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises safety concerns or questions regarding the proposed clinical trials and places the trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a biological product candidate’s IND at any time before or during clinical trials due to safety concerns or non-compliance. If the FDA imposes a clinical hold, trials may not recommence without FDA authorization and then only under terms authorized by the FDA.

In addition to the submission of an IND to the FDA before initiation of a clinical trial in the United States, certain human clinical trials involving recombinant or synthetic nucleic acid molecules are subject to oversight at the local level as set forth in the National Institutes of Health Guidelines for Research Involving Recombinant or Synthetic Nucleic Acid Molecules, or NIH Guidelines. Under the NIH Guidelines, recombinant and synthetic nucleic acids are defined as: (i) molecules that are constructed by joining nucleic acid molecules and that can replicate in a living cell (i.e., recombinant nucleic acids); (ii) nucleic acid molecules that are chemically or by other means synthesized or amplified, including those that are chemically or otherwise modified but can base pair with naturally occurring nucleic acid molecules (i.e., synthetic nucleic acids); or (iii) molecules that result from the replication of those described in (i) or (ii). Specifically, under the NIH Guidelines, supervision of human gene transfer trials includes evaluation and assessment by an Institutional Biosafety Committee, or IBC, a local institutional committee that reviews and oversees research utilizing recombinant or synthetic nucleic acid molecules at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment, and such review may result in some delay before initiation of a clinical trial. While the NIH Guidelines are not mandatory unless the research in question is being conducted at or sponsored by institutions receiving NIH funding of recombinant or synthetic nucleic acid molecule research, companies and other institutions not otherwise subject to the NIH Guidelines may voluntarily follow them.

Clinical trials involve the administration of the biological product candidate to subjects under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. Clinical trials must be conducted and monitored in accordance with the FDA’s regulations comprising the GCP requirements, including the requirement that all subjects provide informed consent. Further, each clinical trial must be reviewed and approved by an independent IRB at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy.

Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their www.clinicaltrials.gov website. Information related to the product, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is made public as part of the registration of the clinical trial. Although sponsors are obligated to disclose the results of their clinical trials after completion, disclosure of the results can be delayed in some cases for some time. Failure to timely register a covered clinical study or to submit study results as provided for in the law can give rise to civil monetary penalties and also prevent the non-compliant party from receiving future grant funds from the federal government. Manufacturers or distributors of biological product candidates being developed for the diagnosis, monitoring, or treatment of one or more serious diseases or conditions must also have a publicly available policy on evaluating and responding to expanded access requests.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1. The biological product candidate is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety. These studies are designed to test the safety, dosage tolerance, absorption, metabolism, and distribution of the biological product candidate in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

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Phase 2. The biological product candidate is evaluated in a limited patient population with a specified disease or condition to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for the specific targeted diseases or condition and to determine dosage tolerance, optimal dosage and dosing schedule. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy, potency, and safety in an expanded patient population, generally at geographically dispersed clinical trial sites, and to generate enough data to statistically evaluate the efficacy and safety of the biological product candidate for approval. These clinical trials are intended to establish the overall risk to benefit ratio of the product and provide an adequate basis for product approval.

In addition, post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up.

During all phases of clinical development, regulatory authorities require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials and other developments related to the IND must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA, and the trial’s investigators for serious and unexpected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar product, findings from, animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction over that listed in the clinical protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within 7 calendar days after the sponsor’s initial receipt of the information.

In addition, during the development of a new biological product, sponsors are given opportunities to meet with the FDA at certain points, including prior to submission of an IND, at the end of Phase 2, and before a BLA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach alignment on the next phase of development. Sponsors typically use the meetings at the end of the Phase 2 trial to discuss Phase 2 clinical results and present plans for the pivotal Phase 3 clinical trials that they believe will support approval of the product candidate.

Concurrently with clinical trials, companies usually complete additional studies and must also develop additional information about the physical characteristics of the biological product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents with use of biological products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the biological product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

After the completion of clinical trials, all required testing of a biological product candidate in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies, and clinical trials are submitted to the FDA as part of a BLA requesting approval to market the biological product candidate for one or more indications. FDA approval of a BLA must be obtained before commercial marketing of the biological product begins. The BLA must include results of all relevant data available from preclinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data can come from Company-sponsored clinical studies intended to test the safety and effectiveness of the use of the product candidate, or from a number of alternative sources, including studies initiated by independent investigators.

Under the Prescription Drug User Fee Act, or PDUFA, each BLA must be accompanied by a significant user fee. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual program fee for approved and marketed biological products. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

Within 60 days following submission of the application, the FDA reviews a submitted BLA to determine if it is substantially complete before the FDA accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. If the submission is accepted for filing and substantive review, the FDA’s goal is to review standard applications within ten months after the filing date, or, if the application qualifies for priority review, six months after the filing date. In both standard and priority reviews, the review process may also be extended, such as by the sponsor’s submission of a major amendment, which extends the goal date by three months.

The FDA reviews the BLA to determine, among other things, whether the proposed product is safe, pure and potent for the proposed indication, and the facility in which it is manufactured, processed, packed or held meets standards designed to assure and preserve the product’s identity, safety, strength, quality, potency and purity. The FDA may refer applications for novel biological products or biological products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving a BLA, the FDA will generally inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND requirements and GCP requirements. To assure cGMP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production, and quality control.

Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the BLA does not satisfy its regulatory criteria for approval and deny approval. If the FDA decides not to approve the BLA in its present form, the FDA will issue a complete response letter that describes all of the specific deficiencies in the BLA identified by the FDA. Should the FDA determine that the data supporting the application are inadequate to support approval, the FDA may issue the complete response letter without first conducting required inspections, testing submitted product lots, or reviewing proposed labeling. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if additional data and information are submitted following receipt of a complete response letter, the FDA may decide that the BLA does not satisfy the criteria for approval. In September 2025, the FDA began publishing complete response letters soon after issuing them to the respective sponsors, breaking with long standing agency tradition of publishing complete response letters with approval documentation after the product is approved.

When the FDA determines the sponsor’s BLA and the biological product candidate meet the standards for approval, it will issue an approval, or licensure, letter. If a product receives regulatory approval, the approval may be limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. For example, the FDA may approve the BLA with a Risk Evaluation and Mitigation Strategy, or REMS, to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a biological product and to enable patients to have continued access by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may require post marketing clinical trials, sometimes referred to as Phase 4 clinical trials, designed to further assess a biological product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized, and may further limit marketing of the product based on the results of these post-marketing studies.

In addition, under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any product for an indication for which orphan designation has been granted. However, if only one indication for a product has orphan designation, a pediatric assessment may still be required for any applications to market that same product for the non-orphan indication(s).

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product candidate intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full BLA, to market the same biologic for the same approved use or indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application user fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, exclusive marketing rights in the United

States may be lost if the FDA later determines that the request for designation was materially defective or, as noted above, if a second applicant demonstrates that its product is clinically superior to the approved product with orphan exclusivity or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Expedited Development and Review Programs

The FDA has a fast track designation program that is intended to expedite or facilitate the process for reviewing new products that meet certain criteria. Specifically, new products are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. As part of the fast track program, the FDA may review sections of the BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA.

Any product submitted to the FDA for approval, including a product with a fast track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if the biological product candidate is designed to treat a serious or life-threatening disease or condition, and if approved, would provide a significant improvement in safety or effectiveness compared to available alternatives for such disease or condition. The FDA will attempt to direct additional resources to the evaluation of an application for a new product designated for priority review in an effort to facilitate the review. For original BLAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date (as compared to ten months under standard review).

Additionally, a product may be eligible for accelerated approval. Products studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug or biological product receiving accelerated approval perform adequate and well-controlled post-marketing clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. Under the Food and Drug Omnibus Reform Act of 2022, the FDA may require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. In addition, for products being considered for accelerated approval, the FDA generally requires, unless otherwise informed by the FDA, that all advertising and promotional materials intended for dissemination or publication within 120 days of marketing approval be submitted to the FDA for review during the pre-approval review period.

In addition, following a request from the sponsor, the FDA may grant breakthrough therapy designation to a biological product candidate for its indication under study. Breakthrough therapy designation is intended to expedite the development and review of products that are intended to treat serious or life-threatening conditions and that preliminary clinical evidence demonstrates that the biological product candidate, alone or in combination with other drugs and biologics, shows substantial improvement over currently available therapy on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA must take certain actions, such as holding timely meetings and providing advice, intended to expedite the development and review of an application for approval of a breakthrough therapy. Breakthrough therapy designation comes with all of the benefits of fast track designation, which means that the sponsor may file sections of the BLA for review on a rolling basis if certain conditions are satisfied, including an agreement with FDA on the proposed schedule for submission of portions of the application and the payment of applicable user fees before the FDA may initiate a review. The breakthrough therapy designation is a distinct status from both accelerated approval and priority review, though the same biological product candidate may be eligible for these other expedited pathways if relevant criteria are met.

The FDA may also designate a product candidate as a regenerative medicine advanced therapy, or RMAT. The RMAT designation is intended to facilitate an efficient development program for, and expedited review of, any product candidate that meets the following criteria: (i) the product candidate qualifies as a RMAT, which is defined as a cell therapy, therapeutic tissue engineering product, human cell and tissue product, or any combination product using such therapies or products, with limited exceptions; (ii) the product candidate is intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition; and (iii) preliminary clinical evidence indicates that the product candidate has the potential to address unmet medical needs for such a disease or condition. RMAT designation provides potential benefits that include more frequent meetings with FDA to discuss the development plan for the product candidate, and eligibility for rolling review and priority review of BLAs. Cell therapy candidates granted RMAT designation may also be eligible for accelerated approval on the basis of a surrogate or intermediate endpoint reasonably likely to predict long-term clinical benefit, or reliance upon data obtained from a meaningful number of sites, including through expansion to additional sites, as appropriate. RMAT-designated cell therapy candidates that receive accelerated approval may, as appropriate, fulfill their post-approval requirements through the completion of clinical studies, patient registries, or through submission of other sources of real world evidence (such as electronic health records), through the collection of larger confirmatory data sets, or via post-approval monitoring of all patients treated with such therapy prior to approval of the therapy.

In 2025, the FDA created a new voucher program called the Commissioner’s National Priority Voucher, or CNPV, with the goal of radically expediting therapeutic product review and approval processes. The agency may award a CNPV to a company or a specific biological product candidate that demonstrates alignment with certain national health priorities. The FDA aims to take action on a marketing application for which a CNPV is used within one to two months after the filing date.

None of these programs changes the standards for approval but they may expedite the development or approval process. Even if a biological product candidate qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

The FDA defines “rare pediatric disease” as a (i) serious or life-threatening disease in which the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years, including age groups often called neonates, infants, children, and adolescents; and (ii) a rare disease or condition within the meaning of the Orphan Drug Act. Designation of a biological product candidate as a product for a rare pediatric disease does not guarantee that a marketing application for such biological product candidate will meet the eligibility criteria for a rare pediatric disease priority review voucher, or PRV, at the time the application is approved. The FDA may determine that a marketing application for any such product candidates, if approved, does not meet the eligibility criteria for a PRV. Vouchers for rare pediatric disease drugs are awarded for qualifying applications when the drug receives approval. Under current law, after September 30, 2029, the FDA may not award any rare pediatric disease priority review vouchers, although the FDA’s authority to do so could be extended by Congress in the future.

Post-Approval Requirements

Biological products are subject to pervasive and continuing regulation by the FDA after approval, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, providing the FDA with updated safety and efficacy information, product sampling and distribution, and advertising and promotion of the product.

In addition, quality control and manufacturing procedures must continue to conform to applicable manufacturing requirements to ensure the long-term stability of the product and its continued safety, efficacy, purity, and potency. cGMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMPs. Manufacturers and other entities involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMPs and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved BLA, including, among other things, recall or withdrawal of the product from the market. In addition, changes to the manufacturing process are strictly regulated, and depending on the significance of the change, may require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and claims, are also subject to further FDA review and approval.

After a BLA is approved, the product also may be subject to official lot release. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer must submit samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot. The FDA also may perform certain confirmatory tests on lots of some products before releasing the lots for distribution by the manufacturer. In addition, the FDA may conduct laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products. Systems need to be put in place to record and evaluate adverse events reported by health-care providers and patients and to assess product complaints. An increase in severity or new adverse events can result in labeling changes or product recall. Defects in manufacturing commercial products can result in product recalls.

The FDA may withdraw approval of a BLA if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Manufacturers and other parties involved in the supply chain for prescription biological products must also comply with product tracking and tracing requirements and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States.

Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved label to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters, or untitled letters;

•	clinical holds on clinical studies;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products;

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

•	mandated modification of promotional materials and labeling and the issuance of corrective information;

•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of biologics. A company can make only those claims that are in accordance with the provisions of the approved label. The FDA and other authorities actively enforce the laws and regulations prohibiting the promotion of products for uses or inpatient populations that are not described in the product’s approved labeling (known as “off-label use”). Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe, in their independent professional medical judgment, legally available products for uses that are not described in the product’s labeling and that differ from those tested and approved by the FDA. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined companies from engaging in off-label promotion. The FDA and other regulatory agencies have also required that companies enter into consent decrees and/or imposed permanent injunctions under which specified promotional conduct is changed or curtailed. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA-approved labeling.

U.S. Marketing Exclusivity

The Biologics Price Competition and Innovation Act of 2009, or BPCIA, amended the PHSA to authorize the FDA to approve similar versions of innovative biologics, commonly known as biosimilars. Biosimilarity, which requires that the biological product be highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products.

Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods for biological products. This six-month exclusivity may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial.

Other U.S. Healthcare Laws and Compliance Requirements

In the United States, our current and future operations are subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to, the Centers for Medicare & Medicaid

Services, or CMS, other divisions of the U.S. Department of Health and Human Services, or HHS, (e.g., the Office of Inspector General, Office for Civil Rights and the Health Resources and Service Administration), the U.S. Department of Justice, or DOJ, and individual U.S. Attorney offices within the DOJ, and state and local government agencies. For example, our business practices, including our clinical research program and any future sales, marketing and scientific/educational grant programs may be required to comply with the anti-fraud and abuse provisions of the Social Security Act, the false claims laws, transparency requirements, and similar state laws, each as amended, as applicable.

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term remuneration has been interpreted broadly to include anything of value. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The AKS is an intent-based statute; however, it has been interpreted to cover any arrangement in which a single purpose of the remuneration is to pay for referrals or to induce future referrals. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances.

The federal civil and criminal false claims laws, including the False Claims Act, or FCA, which can be enforced through civil “qui tam” or “whistleblower” actions, and civil monetary penalty laws, which impose criminal and civil penalties against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid or other federal health-care programs that are false or fraudulent; knowingly making or causing a false statement material to a false or fraudulent claim or an obligation to pay money to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing such an obligation. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters.

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH), imposes requirements on certain covered healthcare providers, health plans and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. Even when HIPAA does not apply, according to the Federal Trade Commission (“FTC”), failing to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act, 15 U.S.C. § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards.

Additionally, the federal Physician Payments Sunshine Act (the “Sunshine Act”), and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) report information related to certain payments or other transfers of value made or distributed to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician practitioners (such as physician assistants and nurse practitioners), and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually to CMS certain ownership and investment interests held by physicians and their immediate family members. Failure to report accurately could result in penalties. In addition, many states also govern the reporting of payments or other transfers of value, many which differ from each other in significant ways, are often not pre-empted, and may have a more prohibitive effect than the Sunshine Act, thus further complicating compliance efforts.

We may also become subject to federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs under federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

Many states and foreign jurisdictions have laws and regulations, such as state and foreign anti-kickback, false claims, consumer protection and unfair competition laws which may apply to pharmaceutical business practices, including but not limited to, research, distribution, sales, and marketing arrangements as well as submitting claims involving healthcare items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers and other potential referral sources; and state and local laws requiring the registration of pharmaceutical sales representatives.

There are significant compliance costs associated with ensuring business arrangements with third parties comply with applicable healthcare laws and regulations. If our operations are found to be in violation of any of the federal and state healthcare laws described above or any other current or future governmental regulations that apply to us, we may be subject to significant penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, private “qui tam” actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, additional reporting requirements and/or oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Coverage, Pricing and Reimbursement

Sales of any product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. These third-party payors are increasingly reducing reimbursements for medical products, drugs and services.

Factors payors consider in determining reimbursement are based on whether the product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

No uniform policy for coverage and reimbursement for products exists among third-party payors in the U.S. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our biological product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases on short notice, and we believe that changes in these rules and regulations are likely.

In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product and also have a material adverse effect on sales.

Healthcare Reform

In the United States and some foreign jurisdictions, there have been, and continue to be, significant legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of biological product candidates, restrict or regulate post-approval activities, and affect the ability to profitably sell biological product candidates for which marketing approval is obtained. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

For example, Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, has substantially changed healthcare financing and delivery by both governmental and private insurers. Among the ACA provisions of importance to the pharmaceutical and biotechnology industries, in addition to those otherwise described above, are the following:

•	increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1% of the average manufacturer price;

•	required collection of rebates for drugs paid by Medicaid managed care organizations;

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required manufacturers to participate in a coverage gap discount program, under which they must agree to offer 70 percent point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D (a requirement later replaced under the Inflation Reduction Act of 2022 (the “IRA”) by the Medicare Part D manufacturer discount program); and

•	imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” to specified federal government programs.

There has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. Both the Trump administration and Congress have indicated that they will continue to seek new legislative and executive measures to control drug costs. In addition, other legislative and regulatory changes have been proposed and adopted in the United States since the ACA was enacted:

•	The U.S. Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year that remain in effect through 2031.

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The U.S. American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

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The American Rescue Plan Act of 2021 eliminates the statutory Medicaid drug rebate cap, previously set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. Due to the Statutory Pay-As-You-Go Act of 2010, estimated budget deficit increases resulting from the American Rescue Plan Act of 2021, and subsequent legislation, Medicare payments to providers were further reduced starting in 2025 absent further legislation.

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The IRA also includes several provisions that will impact our business to varying degrees, including provisions that create a $2,000 out-of-pocket cap for Medicare Part D beneficiaries, impose new manufacturer financial liability on all drugs in Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D pricing for certain high-cost drugs and biologics without generic or biosimilar competition, require companies to pay rebates to Medicare for drug prices that increase faster than inflation, and delay the rebate rule that would require pass through of pharmacy benefit manager rebates to beneficiaries. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program (regardless of the number of orphan designations) provided that the drug is only approved for rare disease indications. The implementation of the IRA is currently subject to ongoing litigation challenging the constitutionality of the IRA’s Medicare drug price negotiation program. The effect of IRA on our business and the healthcare industry in general is not yet known.

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The One Big Beautiful Bill Act, which was enacted in July 2025, imposes significant reductions in the funding of the Medicaid program. Such reductions are expected to apply significant funding pressure on state Medicaid budgets, decrease the number of persons enrolled in Medicaid, and reduce the services covered by Medicaid.

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In February 2026, President Trump signed into law several pharmacy benefit manager, or PBM, regulatory reforms as part of a federal budget package, including but not limited to requirements for PBMs to pass back 100% of rebates and fees to commercial health plan sponsors; to provide extensive informational disclosures related to patients’ coverage and benefits; and to accept only bona fide service fees from drug companies when providing services under Medicare Part D. Additionally, the Department of Labor (“DOL”) also issued a proposed rule in January 2026 that would mandate specific

PBM fee disclosures to self-insured plan fiduciaries under the Employment Retirement Income Security Act. If finalized as proposed, the DOL rule would also allow plan fiduciaries to audit those PBM disclosures to confirm accuracy. Significant efforts to change the PBM industry as it currently exists may affect the entire pharmaceutical supply chain and the business of other stakeholders, including biological product developers like us.

Recent executive and regulatory actions include President Trump’s 2025 executive orders directing HHS to pursue most-favored-nation, or MFN, pricing targets for prescription drugs and to evaluate reforms under the Inflation Reduction Act, including potential elimination of the so-called “pill penalty” that subjects small molecule drugs to Medicare price negotiation four years earlier than biologics. Additional regulatory actions taken include a voluntary MFN-based framework for Medicaid manufacturers and two proposed CMS rules that would introduce MFN pricing principles into Medicare Part B and Part D reimbursement, respectively, with implementation currently anticipated to begin as early as 2026, though legal challenges could delay or modify these proposals. The scope, timing, and ultimate impact of these and any further actions remain uncertain, and if implemented, such measures could adversely affect the pricing, reimbursement, and commercial viability of our biological product candidate, if approved.

Individual states have also been increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health-care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health-care programs. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services. We expect additional state, federal and foreign healthcare reform measures to be adopted in the future, any of which could limit the amounts that federal, state and foreign governments will pay for health products, which could result in reduced demand for our products, if approved or additional pricing pressure.

The Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Data Privacy and Security Laws

Numerous state, federal and foreign laws, regulations and standards govern the collection, use, access to, confidentiality and security of health-related and other personal information, and could apply now or in the future to our operations or the operations of our partners. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws and consumer protection laws and regulations govern the collection, use, disclosure, and protection of health-related and other personal information. In addition, certain foreign laws govern the privacy and security of personal data, including health-related data. For example, the GDPR imposes strict requirements for processing the personal data of individuals within the EEA, including requirements relating to processing health-related and other sensitive data, establishing a legal basis for processing such as obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, imposing limitations on retention of personal data; maintaining a record of data processing, complying with the principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the EEA to countries that the EU does not consider to have in place adequate data protection legislation, including the United States. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the non-compliant company, whichever is greater. Further, from January 1, 2021, companies have had to comply with the GDPR and also the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, i.e. fines up to the greater of €20 million (£17.5 million) or 4% of global turnover. The European Commission has adopted an adequacy decision in favor of the UK, enabling data transfers from EU member states to the UK without additional safeguards. However, the UK adequacy decision will automatically expire in June 2025 unless the European Commission re-assesses and renews/extends that decision, and remains under review by the Commission during this period. In September 2021, the UK government launched a consultation on its proposals for wide-ranging reform of UK data protection laws following Brexit. There is a risk that any material changes which are made to the UK data protection regime could result in the European Commission reviewing the UK adequacy decision, and the UK losing its adequacy decision if the European Commission deems the UK to no longer provide adequate protection for personal data. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

Additional Regulation

In addition to the foregoing, state, federal and foreign laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. We believe that we are in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on our business. We cannot predict, however, how changes in these laws may affect our future operations.

Foreign Government Regulation

To market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of our products.

Whether or not we obtain FDA approval of a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Approval by one regulatory authority does not ensure approval by regulatory authorities in other jurisdictions. The approval process varies from country to country, can involve additional testing beyond that required by FDA, and may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing, promotion, and reimbursement vary greatly from country to country. Failure to comply with applicable foreign regulatory requirements, may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Non-Clinical Studies and Clinical Trials

Similarly to the United States, the various phases of non-clinical and clinical research in the European Union, or EU are subject to significant regulatory controls.

Non-clinical studies are performed to demonstrate the health or environmental safety of new chemical or biological substances. Non-clinical studies must be conducted in compliance with the principles of good laboratory practice, as set forth in EU Directive 2004/10/EC. These GLP standards reflect the Organization for Economic Co-operation and Development requirements.

Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the International Conference on Harmonization, or ICH, guidelines on GCPs, as well as the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If the sponsor of the clinical trial is not established within the EU, it must appoint an EU entity to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU countries, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.

The regulatory landscape related to clinical trials in the EU has been subject to recent changes. The EU Clinical Trials Regulation, or CTR, which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. Unlike directives, the CTR is directly applicable in all EU member states without the need for EU member states to further implement it into national law. The CTR notably harmonizes the assessment and supervision processes for clinical trials throughout the EU via a Clinical Trials Information System, which contains a centralized EU portal and database.

The CTR introduced a centralized process for the submission and review of clinical trial authorization applications, which allows sponsors to make a single submission to both the competent authority and an ethics committee in each EU member state in which the clinical trial is to be conducted, leading to a single decision per EU member state. The application must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. The assessment procedure of the application has been harmonized as well, including a joint assessment by all EU member states concerned, and a separate assessment by each EU member state with respect to specific requirements related to its own territory, including ethics rules. Each EU member state’s decision is communicated to the sponsor via the centralized EU portal. Once the application is approved, clinical study development may proceed.

Medicinal products used in clinical trials must be manufactured in accordance with Good Manufacturing Practice, or cGMP. Other national and EU-wide regulatory requirements may also apply.

Marketing Authorization

In the EU, medicinal products can only be commercialized after obtaining a marketing authorization, or MA. To obtain regulatory approval of a product candidate under EU regulatory systems, we must submit a marketing authorization application, or MAA. The process for doing this depends, among other things, on the nature of the medicinal product.

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“Centralized MAs” are issued by the European Commission through the centralized procedure following an opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the European Medicines Agency, or EMA, and are valid throughout the EU. The centralized procedure is compulsory for certain types of medicinal products such as (i) medicinal products derived from biotechnological processes, (ii) designated orphan medicinal products, (iii) advanced therapy medicinal products, or ATMPs (i.e. gene therapy, somatic cell therapy and tissue engineered products) and (iv) medicinal products containing a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases or autoimmune diseases and other immune dysfunctions, and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EU, or that represent a significant therapeutic, scientific or technical innovation, or whose authorization would be in the interest of public health in the EU.

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“National MAs” are issued by the competent authorities of individual EU member states, only cover their respective territory, and are available for product candidates not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in an EU member state, this national MA can be recognized in another member state through the mutual recognition procedure. If the product has not received a national MA in any EU member state at the time of application, it can be approved simultaneously in various member states through the decentralized procedure. Under the decentralized procedure an identical dossier is submitted to the competent authorities of each of the member states in which the MA is sought, one of which is selected by the applicant as the reference member state.

Under the centralized procedure the maximum timeframe for the evaluation of an MAA by the EMA is 210 days, excluding clock stops. In exceptional cases, the CHMP might perform an accelerated review of a MAA in no more than 150 days, excluding clock stops, where a medicinal product is of major interest from a public health perspective. Clock stops may extend the timeframe of evaluation of an MAA considerably beyond 210 days. Where the CHMP gives a positive opinion, the EMA provides the opinion together with supporting documentation to the European Commission, who makes the final decision to grant an MA, which is issued within 67 days of receipt of the EMA’s recommendation. In March 2016, the EMA launched an initiative, the PRIME scheme, a voluntary scheme aimed at enhancing the EMA’s support for the development of medicines that target unmet medical needs. It is based on increased interaction and early dialogue with companies developing promising medicines, to optimize their product development plans and speed up their evaluation to help them reach patients earlier. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and accelerated MAA assessment once a dossier has been submitted. Importantly, a dedicated contact and rapporteur from the CHMP is appointed early in the PRIME scheme facilitating increased understanding of the product at EMA’s committee level. An initial meeting initiates these relationships and includes a team of multidisciplinary experts at the EMA to provide guidance on the overall development and regulatory strategies.

In the EU, a “conditional” MA may be granted in cases where all the required safety and efficacy data are not yet available. The conditional MA is subject to conditions to be fulfilled for generating the missing data or ensuring increased safety measures. It is valid for one year and has to be renewed annually until fulfillment of all the conditions. Once the pending studies are provided, it can become a “standard” MA. However, if the conditions are not fulfilled within the timeframe set by the EMA, the MA ceases to be renewed.

Furthermore, an MA may also be granted “under exceptional circumstances” when the applicant can show that it is unable to provide comprehensive data on the efficacy and safety under normal conditions of use even after the product has been authorized and subject to specific procedures being introduced. This may arise in particular when the intended indications are very rare and, in the present state of scientific knowledge, it is not possible to provide comprehensive information, or when generating data may be contrary to generally accepted ethical principles. This MA is close to the conditional MA as it is reserved to medicinal products to be approved for severe diseases or unmet medical needs and the applicant does not hold the complete data set legally required for the grant of a standard MA. However, unlike the conditional MA, the applicant does not have to provide the missing data and will never have to. Although the MA “under exceptional circumstances” is granted definitively, the risk-benefit balance of the medicinal product is reviewed annually and the MA is withdrawn if it is determined that the risk-benefit ratio is no longer favorable.

The European Commission introduced legislative proposals in April 2023 that, if implemented, will replace the current regulatory framework in the EU for all medicines (including those for rare diseases and for children).

The European Commission has provided the legislative proposals to the European Parliament and the European Council for their review and approval. In April 2024, the European Parliament adopted its position on the legislative proposals and, in June 2025, the European Council adopted its position. As of December 2025, the European Council, European Parliament and European Commission were engaged in trilogue negotiations aimed at reaching a consensus on a final version of the legislation. Once negotiations are complete, the European Parliament and the Council of the EU will vote on whether to approve the Directive and Regulation. If adopted and implemented, these revisions will significantly change several aspects of drug development and approval in the European Union.

Rest of the World Government Regulation

For other countries outside of Europe, such as some countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we or our potential collaborators fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

M.D. Anderson License Agreement

In October 2021, we entered into the M.D. Anderson License Agreement with the Board of Regents of The University of Texas System, on behalf of M.D. Anderson. The entry into the M.D. Anderson License Agreement followed our exercise of rights granted to us under the parties’ prior Collaborative Research & Option Agreement dated November 16, 2020 (the “Collaboration Agreement”), under which M.D. Anderson granted us an option to obtain a license to specified technologies. Under the M.D. Anderson License Agreement, M.D. Anderson granted to us (a) an exclusive, worldwide, sublicensable license under certain intellectual property arising under the Collaboration Agreement and certain patent rights, (b) a non-exclusive, worldwide, sublicensable license under certain other intellectual property and (c) a non-exclusive, worldwide, sublicensable license under additional intellectual property to practice certain intellectual property arising under the Collaboration Agreement, in each case (a) – (c), to make, have made, use, sell, offer for sale, import, develop, and commercialize certain products developed during the Collaboration Agreement (the “Developed Products”) and licensed products for use in human therapeutics, diagnostics, and prophylactics.

Under the M.D. Anderson License Agreement, we are obligated to use commercially reasonable efforts to develop and seek marketing authorization for Developed Products and licensed products, and to commercialize such Developed Products and licensed products.

Under the M.D. Anderson License Agreement, we are obligated to pay to M.D. Anderson (a) a royalty on net sales of Developed Products and licensed products at a low single digit percentage, (b) milestone payments of up to $75.0 million upon the achievement of certain specified clinical and regulatory milestones and up to $90.0 million upon the achievement of certain specified sales milestone events, which milestones may be payable with respect to multiple products and indications and (c) a share of certain consideration received by us from sublicensees under any sublicense agreements with third parties.

As of December 31, 2025, we have made approximately $11.1 million in aggregate payments to M.D. Anderson in connection with the Collaboration Agreement and the M.D. Anderson License Agreement, including with respect to the payment of option exercise fees, milestone payments and certain reimbursable patent expenses and research fees which were incurred by M.D. Anderson prior to entering into the M.D. Anderson License Agreement.

The term of the M.D. Anderson License Agreement continues until the last to occur of: (a) the expiration of the last valid claim within certain licensed patent rights or (b) a specified period following the first commercial sale of a licensed product or Developed Product in any country.

We have the right to terminate the M.D. Anderson License Agreement for convenience upon certain prior written notice or by giving written notice to M.D. Anderson upon a material breach that is not remediated within a specified period of time. M.D. Anderson may terminate the M.D. Anderson License Agreement due to our insolvency or bankruptcy or by giving written notice to us upon a material breach that is not remediated within a specified period of time. The M.D. Anderson License Agreement may be terminated by the Board of Regents upon notice for an uncured challenge of the Board of Regents’ patents and by mutual agreement of us and the Board of Regents.

Employees and Human Capital Resources

As of March 31, 2026, we had 71 full-time employees; 26 of whom have M.D. or Ph.D. degrees. We also engage consultants and advisors with specialized expertise in clinical development, regulatory affairs, and other technical areas as needed to support our operations. Within our workforce, 53 employees are engaged in research and development and 17 are engaged in business development, finance, information technology, and general management and administration. Our human capital resources objectives include identifying, recruiting, engaging, incentivizing, developing, and retaining our existing and new employees. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

Our corporate headquarters is located in Cambridge, Massachusetts, where we lease and occupy 17,807 square feet of office and laboratory space. The current term of our Cambridge lease expires on January 31, 2027. In addition, our technical development facility is located in Bedford, Massachusetts, where we lease and occupy 9,896 square feet of office and laboratory space pursuant to a lease agreement that expires on December 31, 2028 with an option to extend the lease term for an additional five year period. We believe our existing facilities are sufficient for our needs for the foreseeable future. To meet the future needs of our business, we may lease additional or alternate space, and we believe suitable additional or alternative space will be available in the future on commercially reasonable terms.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are probable to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on our business, financial condition, results of operations and prospects because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS OF OBSIDIAN

Unless the context otherwise requires, references in this section to “we,” “us,” “our” and the “Company” refer to Obsidian. You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements for the years ended December 31, 2025 and 2024, unaudited condensed consolidated financial statements for the three months ended March 31, 2026 and 2025, and the related notes and other financial information included elsewhere in this information statement/prospectus. This discussion and analysis and other parts of this information statement/prospectus contain forward-looking statements based upon our current plans and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, strategies, objectives, expectations, intentions and beliefs. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this information statement/prospectus. You should carefully read the “Risk Factors” section of this information statement/prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see “Cautionary Statement Regarding Forward-Looking Statements.”

Overview

We are a clinical-stage biopharmaceutical company harnessing novel protein-regulation technology to develop engineered tumor infiltrating lymphocytes, or TIL, cell therapies for the treatment of patients with solid tumors. Our proprietary cytoDRiVE™ platform is highly versatile and allows us to leverage drug responsive domains to control protein function, with our initial focus on TIL cell therapies developed from this platform, or cytoTILs™. Our lead product candidate, OBX-115, is a novel, genetically engineered, autologous TIL cell therapy currently in a Phase 2 clinical trial for the treatment of advanced melanoma and a Phase 1 clinical trial for the treatment of non-small cell lung cancer, or NSCLC. Our proprietary cytoDRiVE platform has enabled OBX-115 to have the potential to drive superior tumor-killing activity with a significantly more tolerable safety profile. In contrast to other TIL approaches, OBX-115 is designed with regulatable membrane-bound IL15, or mbIL15, which drives TIL persistence, eliminates the need to dose toxic interleukin-2 and enables outpatient administration of low-dose lymphodepletion. Furthermore, OBX-115 can be manufactured using tumor tissue procurement from an outpatient, minimally invasive core needle biopsy. Across a cohort of fifteen patients with treatment-resistant or refractory melanoma in our Phase 1/2 clinical trial, OBX-115 administration at the recommended Phase 2 dose demonstrated a 67% confirmed objective response rate, or ORR, and significant tumor burden reduction, including two confirmed complete responses. This response rate, to our knowledge, is the highest current ORR shown in this setting across modalities. We believe that, if approved, the more favorable product profile will support rapid market adoption of OBX-115 relative to currently available TIL cell therapies. OBX-115 has been granted Fast Track and Regenerative Medicine Advanced Therapy designations from the U.S. Food and Drug Administration, or FDA, for the treatment of patients with unresectable or metastatic melanoma that is resistant to immune checkpoint inhibitor, or ICI, therapy. In our Phase 1 clinical trial in NSCLC, early clinical results show robust tumor shrinkage and include multiple confirmed partial responses, or PRs. We expect to announce additional data in the first half of 2027. We believe our product candidates are distinct from current cell therapies and have the potential to significantly impact the treatment of solid tumors and clinical outcomes of patients with cancer.

To date, we have not generated any revenue from product sales. Our historical revenue has been derived solely from certain collaboration and license agreements, all of which have since expired or concluded. As a result, we currently do not have any active revenue-generating arrangements, and we do not expect revenue in the near term unless and until we enter into new collaboration agreements or successfully commercialize one of our product candidates.

Since inception, we have incurred significant operating losses and negative cash flows from operations, reflecting our primary focus on advancing our research and development programs, building our platform, and supporting early-stage clinical and preclinical activities. We expect operating losses and negative cash flows to continue for the foreseeable future as we further develop our product candidates, expand our organization, and incur additional costs associated with becoming and operating as a public company. Our net losses were $19.6 million and $25.0 million for three months ended March 31, 2026 and 2025, respectively, and $100.6 million and $83.1 million for the years ended December 31, 2025 and 2024, respectively. As of March 31, 2026, we had an accumulated deficit of $315.6 million.

We expect our expenses and operating losses will increase substantially as we:

•	conduct our ongoing preclinical studies and ongoing and planned clinical trials of OBX-115;

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utilize third parties to manufacture OBX-115 and any future product candidates and related raw materials or, should we decide to do so, build and maintain a commercial-scale current Good Manufacturing Practices, or cGMP, manufacturing facility;

•	continue our early research and development activities;

•	seek to identify additional research programs and program candidates to expand our pipeline;

•	hire additional research and development, clinical, commercial, and operational personnel;

•	maintain, expand, enforce, defend and protect our intellectual property portfolio and provide reimbursement of third-party expenses related to our patent portfolio;

•	seek regulatory approvals for OBX-115 and any of our future product candidates for which we successfully complete clinical trials;

•	ultimately establish a sales, marketing and distribution infrastructure to commercialize any therapies for which we may obtain marketing approval; and

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incur additional costs associated with being a public company, including audit, legal, regulatory, and tax-related services associated with maintaining compliance with an exchange listing and Securities and Exchange Commission, or SEC, requirements, director and officer insurance premiums and investor relations costs.

In addition, we have clinical development, regulatory, and commercial milestone payment obligations under our licensing arrangement with the University of Texas M.D. Anderson Cancer Center, or M.D. Anderson, as described below. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our preclinical studies and our ongoing and planned clinical trials and our expenditures on other research and development activities.

We do not expect to generate any revenue from product sales unless and until we successfully complete development and obtain regulatory approval for one or more of OBX-115 or any future product candidates, which will not be for at least the next several years, if ever. If we obtain regulatory approval for any of OBX-115 or future product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Accordingly, until such time as we can generate significant revenue from sales of OBX-115 or any future product candidates, if ever, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, including potential collaborations, licenses and other similar arrangements.

On April 14, 2026, the Company entered into a definitive merger agreement with Galera Therapeutics, Inc. (“Galera”), pursuant to which both companies are expected to become wholly owned subsidiaries of a newly formed holding company. In connection with the proposed merger, the Company and Galera announced commitments for a private placement financing with expected gross proceeds of approximately $350.0 million, which is expected to close immediately prior to completion of the merger.

The completion of the merger and the related private placement financing is subject to a number of conditions outside the Company’s control, including regulatory approvals, effectiveness of the applicable registration statement, approval by Galera stockholders, and satisfaction of other customary closing conditions. As of the date these financial statements are issued, those approvals have not been obtained and the transactions have not been consummated.

Although management believes that the merger and private placement financing, if completed, would provide sufficient liquidity to fund the combined company’s operations beyond the one-year look-forward period, management cannot conclude that the completion of these transactions is probable as of the financial statement issuance date, as their successful execution depends on approvals and actions by third parties that are outside of management’s control.

Accordingly, management has concluded that substantial doubt exists about the Company’s ability to continue as a going concern within one year after the date that these financial statements are issued. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. See “—Liquidity and Capital Resources.”

As of March 31, 2026, we had cash and cash equivalents and marketable securities of $58.8 million. Based upon our current operating plans, we believe that the estimated net proceeds from this offering, together with our existing cash and cash equivalents and short-term investments in marketable securities, will be sufficient to fund our operations into the second half of 2028.

Components of Results of Operations

Revenue

To date, we have not recognized any revenues from product sales. We do not expect to generate any revenue from the sale of products in the foreseeable future. If our development efforts for OBX-115 or any future product candidates are successful and result in regulatory approval, or license agreements with third parties, we may generate revenue in the future from product sales. However, there can be no assurance as to when we will generate such revenue, if at all.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of personnel-related costs, including salaries, bonuses, benefits, and stock-based compensation charges for those individuals in research and development functions, other internal and external costs associated with our research and development activities, our discovery and research efforts, and the preclinical and clinical development of OBX-115 and any future product candidates. Our research and development expenses include:

•	personnel-related costs, including salaries, bonuses, benefits, and stock-based compensation for employees engaged in research and development functions;

•	costs related to compliance with regulatory requirements;

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external expenses, including expenses incurred under arrangements with third parties, such as sponsored research agreements, contract research organizations, contract development and manufacturing organizations, consultants and our scientific advisors;

•	the cost of developing and validating our manufacturing process for use in our preclinical studies and ongoing and future clinical trials;

•	the cost to obtain licenses to intellectual property and related future payments should certain development and regulatory milestones be achieved;

•	costs for laboratory supplies, research materials and reagents; and

•	facility costs, depreciation, and other expenses, which include direct and allocated expenses.

We expense all research and development costs in the periods in which they are incurred. Advance payments that we make for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. Such amounts are recognized as expenses as the goods are delivered or the related services are performed, or until it is no longer expected that such goods will be delivered, or such services will be rendered. Most of our research and development expenses have been related to identifying and developing our product candidates. We have not reported program costs because we have not historically tracked or recorded our research and development expenses on a program-by-program basis. In the future, external research and development costs for any individual product candidate will be tracked commencing upon product candidate nomination. We do not allocate employee costs, costs associated with our discovery efforts, laboratory supplies, and facilities expenses, including depreciation or other indirect costs, to specific product development programs because these costs are deployed across multiple programs and our technology platform and, as such, are not separately classified.

We plan to substantially increase our research and development expenses for the foreseeable future as we continue to conduct our ongoing research and development activities, advance our preclinical research programs toward clinical development, and conduct our current and planned clinical trials.

The timelines and costs with research and development activities are uncertain and can vary significantly for OBX-115 and any future product candidate and development program due to the inherently unpredictable nature of preclinical and clinical development. We anticipate we will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis in response to preclinical and clinical results, regulatory developments, and ongoing assessments as to each program’s commercial potential.

Our future development costs may vary significantly based on various factors such as timely and successful completion of preclinical studies and ongoing and future clinical trials, positive results from our current and future clinical trials, receipt of marketing approvals from applicable regulatory authorities, establishment and maintenance of arrangements with third parties, intellectual property updates, the amount and timing of any milestone payment due under any existing or future license or collaboration agreement or asset acquisition, and continued acceptable safety, tolerability and efficacy profile of OBX-115 and any future product candidates that we may develop following approval.

A change in the outcome of any of these variables with respect to the development of OBX-115 or any future product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA, the EMA or another regulatory authority were to require us to conduct clinical trials beyond those that we anticipate would be required for the completion of clinical development of a product candidate, or if we experience significant delays in our clinical trials due to slower than expected patient enrollment or other reasons, we would be required to expend significant additional financial resources and time on the completion of clinical development.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs, including salaries, bonuses, benefits, and stock-based compensation charges for those individuals in executive, legal, finance, human resources, facility operations, and other administrative functions. Other significant costs include legal fees relating to intellectual property and corporate matters, professional fees for auditing, accounting, tax and consulting services, office and information technology costs, insurance costs, and facilities, depreciation and other general and administrative expenses, which include direct or allocated expenses for rent and maintenance of facilities and utilities.

We anticipate that our general and administrative expenses will increase in the foreseeable future to support our increased research and development activities. These increases will likely include increased costs related to the hiring of additional personnel and fees paid to outside consultants, among other expenses. We also anticipate increased expenses related to audit, accounting, legal, regulatory, and tax-related services associated with maintaining compliance with the Nasdaq Stock Exchange, or Nasdaq, and SEC requirements, director and officer insurance premiums, and investor relations costs associated with operating as a public company.

Other Income, net

Other income, net consists primarily of interest income earned on our cash, cash equivalents and marketable securities.

Income Tax Benefit (Expense)

We have historically not incurred significant income taxes. We continue to maintain a full valuation allowance against all of our deferred tax assets based on management’s evaluation of all available evidence, including our history of incurring significant losses from operations. As a result, we do not expect to incur material income taxes for the foreseeable future.

Results of Operations

Comparison of the Three Months Ended March 31, 2026 and 2025

The following table summarizes our results of operations for the three months ended March 31, 2026 and 2025 (in thousands):

	Three Months Ended March 31,		Change
	2026	2025	$
Operating expenses:
Research and development	$15,732	$21,126	$(5,394)
General and administrative	4,548	5,477	(929)

Total operating expenses	20,280	26,603	(6,323)

Other income, net	647	1,617	(970)
Income tax benefit (expense)	—	—	—

Net loss	$(19,633)	(24,986)	$5,353

Research and Development Expenses

The following table summarizes our research and development costs for each of the periods presented (in thousands):

	Three Months Ended March 31,		Change
	2026	2025	$
Clinical and manufacturing activities	$7,644	$12,009	$(4,365)
Compensation and related expenses (including stock-based compensation)	5,928	6,914	(986)
Drug discovery and platform	198	150	48
Occupancy and all other costs	1,962	2,053	(91)

Total research and development expenses	$15,732	$21,126	$(5,394)

Research and development expenses were $15.7 million for the three months ended March 31, 2026, compared to $21.1 million for the three months ended March 31, 2025. The decrease of $5.4 million was primarily due to a $4.4 million decrease in clinical and manufacturing activities related to the multi-center Phase 1/2 Agni-01 clinical trial reflecting lower levels of activity in 2026 as the study winds down as well as a $1.0 million decrease in costs related to compensation and related expenses (including stock-based compensation), driven by decreased headcount,. These decreases were primarily related to organizational actions taken to streamline operations and align the Company’s cost structure with current business needs.

General and Administrative Expenses

General and administrative expenses were $4.6 million for the three months ended March 31, 2026, compared to $5.5 million for the three months ended March 31, 2025. The decrease of $0.9 million was primarily due to a decrease in compensation and related activities. These decreases were primarily related to organizational actions taken to streamline operations and align the Company’s cost structure with current business needs.

Other Income, net

Other income, net was $0.7 million for the three months ended March 31, 2026, compared to $1.6 million for the three months ended March 31, 2025. The decrease of $1.0 million was due to decreased interest income based on a lower marketable securities balance in 2026 compared to 2025.

Comparison of the Years Ended December 31, 2025 and 2024

The following table summarizes our results of operations for the years ended December 31, 2025 and 2024 (in thousands):

	Year Ended December 31,		Change
	2025	2024	$
Operating expenses:
Research and development	$86,113	$73,187	$12,926
General and administrative	19,554	18,068	1,486

Total operating expenses	105,667	91,255	14,412

Other income, net	5,060	8,146	(3,086)
Income tax benefit (expense)	—	—	—

Net loss	$(100,607)	(83,109)	$(17,498)

Research and Development Expenses

The following table summarizes our research and development costs for each of the periods presented (in thousands):

	Year Ended December 31,		Change
	2025	2024	$
Unallocated research and development expenses:
Clinical and manufacturing activities	$52,065	$36,831	$15,234
Compensation and related expenses (including stock-based compensation)	25,561	27,475	(1,914)
Drug discovery and platform	1,026	844	182
Occupancy and all other costs	7,461	8,037	(576)

Total research and development expenses	$86,113	$73,187	$12,926

Research and development expenses were $86.1 million for the year ended December 31, 2025, compared to $73.2 million for the year ended December 31, 2024. The increase of $12.9 million was primarily due to a $15.2 million increase in clinical and manufacturing activities as well as $0.2 million increase in drug discovery and platform related to the multi-center Phase 1/2 Agni-01 clinical trial. These increases were partially offset by a decrease in costs related to compensation and related expenses (including stock-based compensation), and occupancy and all other costs of $1.9 million and $0.6 million, respectively. These decreases were primarily related to organizational actions taken to streamline operations and align the Company’s cost structure with current business needs.

General and Administrative Expenses

General and administrative expenses were $19.6 million for the year ended December 31, 2025, compared to $18.1 million for the year ended December 31, 2024. The increase of $1.5 million was primarily due to an increase in compensation and related activities and an increase in consulting and professional services costs related to additional investments made to support our growth and prepare to operate as a public company.

Other Income, net

Other income, net was $5.1 million for the year ended December 31, 2025, compared to $8.1 million for the year ended December 31, 2024. The decrease of $3.0 million was due to decreased interest income based on a lower marketable securities balance in 2025 compared to 2024.

Liquidity and Capital Resources

Sources of Liquidity

To date, we have not generated any revenue from product sales and have incurred significant operating losses and negative cash flows from operations. Our historical revenue has been derived solely from certain collaboration and license agreements, all of which have since expired or concluded. We expect to incur significant expenses and operating losses for the foreseeable future as we advance the clinical development of our pipeline. Further, upon the completion of the merger and the related private placement financing, we expect to incur additional costs associated with operating as a public company. From our inception through March 31, 2026, we have received aggregate gross proceeds of $336.5 million from the issuance of convertible preferred stock, Simple Agreements for Future Equity and convertible notes in private placements and $122.5 million in upfront and milestone payments under our prior collaboration agreements.

Future Funding Requirements

As of March 31, 2026, we had cash equivalents and short-term investments in marketable securities of $58.8 million. Based upon our current operating plans, we believe that the estimated net proceeds from the concurrent financing, together with our existing cash equivalents and marketable securities, will be sufficient to fund our operations into the second half of 2028. Without additional funding, we will not have sufficient funds to meet our obligations within the next twelve months after the date that our financial statements included in this information statement/prospectus are issued. However, our forecast for the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. Additionally, the process of conducting preclinical studies and testing product candidates in clinical trials is costly, and the timing of progress and expenses in these studies and trials is uncertain. We will need to raise substantial additional capital in the future.

Our future capital requirements will depend on many factors, including but not limited to:

•	the type, number, scope, progress, expansions, results, costs, and timing of, discovery, preclinical studies and clinical trials of OBX-115 and any future product candidates;

•	the costs and timing of manufacturing for OBX-115 and any future product candidates and commercial manufacturing;

•	the costs, timing, and outcome of regulatory review of OBX-115 and any future product candidates;

•	the terms and timing of establishing and maintaining licenses and other similar arrangements;

•	our ability to establish and maintain additional collaborations, partnerships or licenses on favorable terms, if at all;

•	the achievement of milestones or occurrence of other developments that trigger payments under any future collaboration agreements, if any;

•	the extent to which we are obligated to reimburse, or entitled to reimbursement of, research and development, clinical or other costs under future collaboration agreements, if any;

•	the legal costs of obtaining, maintaining, and enforcing our patents and other intellectual property rights;

•	our efforts to enhance operational systems and hire additional personnel to satisfy our obligations as a public company;

•	the costs associated with hiring additional personnel and consultants as our preclinical and potential future clinical activities increase;

•	the costs and timing of establishing or securing sales and marketing capabilities if OBX-115 and any future product candidate is approved;

•	our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors and adequate market share and revenue for any approved products; and

•	costs associated with any products or technologies that we may in-license or acquire.

Until such time, if ever, as we can generate substantial product revenue to support our cost structure, we expect to finance our cash needs through equity offerings, debt financings, or other capital sources, potentially including collaborations, licenses, and other similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise funds through collaborations, or other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs, OBX-115 or any future product candidates or grant licenses on terms that may not be favorable to us and/or may reduce the value of our common stock. Our failure to raise capital or enter into such other arrangements when needed could have a negative impact on our financial condition and on our ability to pursue our business plans and strategies. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market OBX-115 and any future product candidates even if we would otherwise prefer to develop and market such product candidates ourselves.

Cash Flows

Comparison of the Three Months Ended March 31, 2026 and 2025

The following table sets forth a summary of the net cash flow activity for the three months ended March 31, 2026 and 2025 (in thousands):

	Three Months Ended March 31,
	2026	2025
Net cash used in operating activities	$(22,013)	$(24,368)
Net cash provided by (used in) investing activities	8,000	13,502
Net cash provided by financing activities	47	6

Net decrease in cash and cash equivalents and restricted cash	$(13,966)	$(10,860)

Operating Activities

For the three months ended March 31, 2026, net cash used in operating activities of $22.0 million was comprised of the net loss of $19.6 million and $1.5 million of non-cash items and a $3.9 million change in operating assets and liabilities.

For the three months ended March 31, 2025, net cash used in operating activities of $24.4 million was comprised of the net loss of $25.0 million, $1.6 million of non-cash items and $1.0 million change in operating assets and liabilities.

Investing Activities

For the three months ended March 31, 2026, net cash provided by investing activities of $8.0 million was comprised of the maturities of marketable securities. For the three months ended March 31, 2025, net cash used in investing activities of $13.5 million was primarily comprised of $36.0 million of maturities of marketable securities, partially offset by $22.4 million of marketable securities purchases.

Financing Activities

For the three months ended March 31, 2026 and 2025, the cash provided by financing activities did not have a meaningful impact on our operations.

Comparison of the Years Ended December 31, 2025 and 2024

The following table sets forth a summary of the net cash flow activity for the years ended December 31, 2025 and 2024 (in thousands):

	Year Ended December 31,
	2025	2024
Net cash used in operating activities	$(90,393)	$(75,002)
Net cash provided by (used in) investing activities	81,017	(53,874)
Net cash provided by financing activities	20	162,515

Net decrease in cash and cash equivalents and restricted cash	$(9,356)	$(33,639)

Operating Activities

For the year ended December 31, 2025, net cash used in operating activities of $90.4 million was comprised of the net loss of $100.6 million, $7.7 million increase of non-cash items and $2.6 million increase of changes in operating assets and liabilities. For the year ended December 31, 2024, net cash used in operating activities of $75.0 million was comprised of the net loss of $83.1 million, $6.4 million increase of non-cash items and $1.8 million increase of changes in operating assets and liabilities.

Investing Activities

For the year ended December 31, 2025, net cash provided by investing activities of $81.0 million was primarily comprised of $162.0 million from the maturities of marketable securities offset by $80.9 million of purchases of marketable securities. For the year ended December 31, 2024, net cash used in investing activities of $53.9 million was primarily comprised of $131.1 million of purchases of marketable securities, partially offset by $78.0 million from the maturities of marketable securities.

Financing Activities

For the year ended December 31, 2025, the cash provided by financing activities did not have a meaningful impact on our operations. For the year ended December 31, 2024, net cash provided by financing activities of $162.5 million was primarily comprised of $160.5 million of proceeds from the Series C financing.

Contractual Obligations and Commitments

We enter into contracts in the normal course of business with third parties for preclinical research studies, upcoming clinical trials and testing and manufacturing services. These contracts typically do not contain minimum purchase commitments and are generally cancelable by us upon written notice. Payments due upon cancellation consist of payments for services provided or expenses incurred, including noncancelable obligations of the service providers, up to the date of cancellation and in the case of certain arrangements may include noncancelable fees.

Leases

The aggregate amount of future operating lease obligations over the term of our leases was $4.5 million as of December 31, 2025, of which $3.0 million is expected to be paid within one year. For additional information on our leases and timing of future payments, see Note 11, Leases, to our consolidated financial statements included in this information statement/prospectus.

License and Collaboration Agreements

Below is a summary of the key terms for certain of our license and collaboration agreements. For a more detailed description of these agreements, see the section titled “Information Regarding Obsidian—M.D. Anderson License Agreement” beginning on page 262 of this information statement/prospectus.

Collaboration and License Agreement with University of Texas M.D. Anderson Cancer Center

In November 2020, we entered into the Collaboration Agreement with the Board of Regents of The University of Texas System, on behalf of M.D. Anderson, designed to expedite the research and development of novel engineered tumor infiltrating lymphocytes, or TIL, for the treatment of solid tumors. Pursuant to the Collaboration Agreement, as amended, we agreed to fund research activities of up to $8.3 million over approximately two years and received the option to obtain a license to certain intellectual property arising from the collaboration. The collaboration focused on developing TIL containing regulated mbIL15 with the potential to enhance anti-tumor efficacy and reduce tumor burden in patients suffering from different types of solid tumors. The collaboration’s purpose was to accelerate the development of cytoTIL, including process and analytical development and clinical readiness activities. The Collaboration Agreement expired in 2023 and, prior to such expiration, we exercised our option to license certain intellectual property arising from the collaboration, and subsequently entered into the M.D. Anderson License Agreement, in October 2021.

Under the M.D. Anderson License Agreement, we are obligated to pay to M.D. Anderson (a) a royalty on net sales of Developed Products and licensed products at a low single digit percentage, (b) milestone payments of up to (i) $75.0 million upon the achievement of certain specified clinical and regulatory milestones and (ii) $90.0 million upon the achievement of certain specified sales milestones, which milestones may be payable with respect to multiple products and indications and (c) a share of certain consideration received by us from sublicensees under any sublicense agreements with third parties.

As of December 31, 2025, we have made approximately $11.1 in aggregate payments to M.D. Anderson in connection with the Collaboration Agreement and the M.D. Anderson License Agreement, including with respect to the payment of option exercise fees, milestone payments and certain reimbursable patent and research expenses which were incurred by M.D. Anderson prior to entering into the M.D. Anderson License Agreement.

The M.D. Anderson License Agreement may be terminated by the Board of Regents upon notice for an uncured challenge of the Board of Regents’ patents and by mutual agreement of us and the Board of Regents.

There were no changes to the Company’s leases and license and collaboration agreements during the three months ended March 31, 2026.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, costs, and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements and accompanying notes. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience, known trends and events, and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2, “Summary of Significant Accounting Policies” to our consolidated financial statements appearing elsewhere in this information statement/prospectus, we believe that the following accounting policies are the most critical for fully understanding and evaluating our financial condition and results of operations.

Research and Development Expenses and Accruals

We record research and development expenses to operations as incurred. Research and development expenses represent costs incurred by us for the discovery and development of our product candidates and the development of our technology and include employee salaries, benefits and stock-based compensation, third-party research and development expenses, including contract manufacturing and research services, consulting expenses, laboratory supplies, and certain allocated expenses, as well as amounts incurred under license agreements.

We record accrued liabilities for estimated costs of research and development activities conducted by third-party service providers, which include the conduct of preclinical studies, clinical trials and contract manufacturing activities. We estimate preclinical study and clinical trial and other research and development expenses based on the services performed, pursuant to contracts with research institutions and third-party service providers that conduct and manage preclinical studies and clinical trials and research services on our behalf. We record the costs of research and development activities based upon the estimated services provided but not yet invoiced and include these costs in accrued expenses and other current liabilities in our consolidated balance sheets and in research and development expense in our consolidated statements of operations and comprehensive loss. We make significant judgments and estimates in determining the accrued balance in each reporting period. As actual costs become known, we adjust our accrued estimates. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed may vary from our actual results and could result in us reporting amounts that are too high or too low in any particular period. Our accrued expenses are dependent, in part, upon the receipt of timely and accurate reporting from external third-party service providers. Contingent milestone payments, if any, are expensed when the milestone results are probable and estimable, which is generally upon the achievement of the milestone.

Our expenses related to clinical trials are based on estimates of patient enrollment and related expenses at clinical investigator sites as well as estimates for the services provided and efforts expended pursuant to contracts with multiple research institutions and CROs that may be used to conduct and manage clinical trials on our behalf. We generally accrue expenses related to clinical trials based on contracted amounts applied to the level of patient enrollment and activity. If timelines or contracts are modified based upon changes in the clinical trial protocol or scope of work to be performed, we modify our estimates of accrued expenses accordingly on a prospective basis.

Stock-Based Compensation

We measure stock-based awards granted to employees, nonemployees and directors based on the fair value on the date of the grant recognized using the Black-Scholes option-pricing model, which requires inputs based on certain subjective assumptions, including the expected fair value of our common stock, the expected stock price volatility, the expected term of the option, the risk-free interest rate for a period that approximates the expected term of the option, and our expected dividend yield. We recognized compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. Forfeitures are accounted for as they occur. Generally, we issue stock-based awards in the form of stock options with only service-based vesting conditions and records the expense for these awards using the straight-line method. We have also issued stock-based awards in the form of stock options with both performance and service-based vesting conditions. We record the expense for stock-based awards with both performance and service-based vesting using an accelerated attribution method, once the performance conditions are considered probable of being achieved, using management’s best estimates.

Refer to Note 2, “Summary of Significant Accounting Policies,” to our consolidated financial statements appearing elsewhere in this information statement/prospectus for the detail on certain subjective assumptions relating to fair value measurement of stock-based awards granted.

Common Stock Valuation

As there has been no public market for our common stock, the estimated fair value of our common stock has been determined by the Obsidian Board after considering valuation reports provided by an independent third-party valuation firm and exercising reasonable judgment and considering numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each stock option grant date. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Our recent third-party valuations of common stock, in accordance with the Practice Aid, were prepared using the hybrid method, which we determined was the most appropriate method for determining the fair value of our common unit based on our stage of development and other relevant factors. The option-pricing method, or OPM, treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. The probability-weighted expected return method, or PWERM, is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for us, assuming various outcomes. The hybrid method is a combination of the PWERM and the OPM. In the hybrid method, various exit scenarios are analyzed and the equity value in one or more of the scenarios is calculated using an OPM with the term equal to the estimated time to liquidity. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.

Given the absence of a public trading market, the Obsidian Board, with input from management considered numerous objective and subjective factors to determine the fair value of our common stock. The factors included, but were not limited to:

•	the prices at which we sold preferred stock and preferences of the preferred stock relative to our common stock at the time of each grant;

•	the progress of our research and development efforts, including the status of clinical development for our product candidates;

•	the lack of liquidity of our equity as a private company;

•	our stage of development and business strategy and the material risks related to our business and industry;

•	the achievement of enterprise milestones, including entering into collaboration agreements; and

•	the likelihood of achieving a liquidity event for the holders of our preferred stock and holders of our common stock, such as a sale of our company, given prevailing market conditions.

The assumptions underlying these valuations were highly complex and subjective and represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different.

Once a public trading market for our common stock has been established in connection with the completion of the mergers, it will no longer be necessary for the Obsidian Board to estimate the fair value of our common stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common stock will be determined based on the quoted market price of our common stock.

Recent Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2, “Summary of Significant Accounting Policies” to our audited consolidated financial statements and unaudited condensed financial statements included elsewhere in this information statement/prospectus.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position because of adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure resulting from potential changes in interest rates, exchange rates or inflation. We do not hold financial instruments for trading purposes.

Interest rate risk

As of March 31, 2026, we had $58.8 million, in cash, cash equivalents and marketable securities, which consisted of cash, money market funds, and U.S. treasury bills.

As of December 31, 2025 and December 31, 2024, we had $80.5 million and $168.3 million, respectively, in cash, cash equivalents and marketable securities, which consisted of cash, money market funds, and U.S. treasury bills.

Our cash and cash equivalents are maintained in accounts with multiple financial institutions in the United States. We may maintain cash and cash equivalent balances in excess of Federal Deposit Insurance Corporation

(FDIC) limits. We do not believe that we are subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, we believe an immediate 10% change in interest rates would not have a material effect on the fair market value of our investment portfolio. We have the ability to hold our investments until maturity, and therefore, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a change in market interest rates on our investment portfolio.

Foreign currency exchange risk

All of our employees and our operations are currently located in the United States and our expenses are generally denominated in U.S. dollars. However, we do utilize certain vendors outside of the United States in connection with our research and development activities. As such, our expenses are denominated in both U.S. dollars and foreign currencies. Therefore, our operations are and will continue to be subject to fluctuations in foreign currency exchange rates. To date, foreign currency transaction gains and losses have not been material to our consolidated financial statements, and we have not had a formal hedging program with respect to foreign currency. We do not believe that a hypothetical 10% increase or decrease in exchange rates during any of the periods presented would have had a material effect on our consolidated financial statements included elsewhere in this prospectus.

Effects of inflation

Inflation generally affects us by increasing our labor and research and development expenses. We do not believe that inflation had a material effect on our business, financial condition, or results of operations during the years ended December 31, 2025 and December 31, 2024.

MANAGEMENT OF OBSIDIAN

The following table sets forth the name, age and position of the individuals who serve as officers of Obsidian as of the date of this information statement/prospectus. The following also includes certain information regarding the individual experience, qualifications, attributes and skills of each individual as well as brief statements of those aspects of their backgrounds that led to conclusion that they are qualified to serve as director of Parent upon the closing of the mergers. Unless the context otherwise requires, references in this section to “we,” “us,” “our” and the “Company” refer to Obsidian.

Executive Officers And Directors

The following table sets forth the name, age and position of each of Obsidian’s executive officers and directors as of May 19, 2026.

Name	Age	Position

Executive Officers:

Madan Jagasia, M.D., M.S.	56	Chief Executive Officer and Director

Julie Feder	56	Chief Financial Officer

Parameswaran Hari, M.D., M.S.	58	Chief Development Officer

Dana Alexander, M.B.A.	51	Chief Technical Officer

Non-Executive Directors:

Maria Fardis, Ph.D., M.B.A.	58	Chairperson of the Board

Peter Barrett, Ph.D.(1)	73	Director

Heidi Hagen, M.B.A.	57	Director

Matthew Norkunas, M.D., M.B.A.	48	Director

Robert Ross, M.D.	52	Director

Cariad Chester	34	Director

Raymond Camahort, Ph.D.	48	Director

(1)

Dr. Barrett is a partner at Atlas Venture and a member of Obsidian’s Board. See the section “Certain Relationships and Related Party Transactions” beginning on page 302 of this information statement/prospectus.

Executive Officers

Madan Jagasia, M.D., M.S., has served as Obsidian’s Chief Executive Officer and a member of the Obsidian Board since January 2023. From August 2020 to January 2023, Dr. Jagasia served in various roles at Iovance Biotherapeutics, Inc. (Nasdaq: IOVA), or Iovance, a biopharmaceutical company, and most recently as Executive Vice President, Medical Affairs. Previously, Dr. Jagasia worked at Vanderbilt University Medical Center since 2001 in various roles and most recently as Chief Medical Officer and Executive Medical Director of the Vanderbilt-Ingram Cancer Center, or VICC, where he co-led the Translational Research and Interventional Oncology Research Program at VICC. Dr. Jagasia holds a M.B.B.S. from the GS Medical College & KEM Hospital and an M.S. and a Master of Management in Health Care Management from Vanderbilt University. We believe Dr. Jagasia is qualified to serve on the Parent Board because of his scientific and professional background and based on his current role as Chief Executive Officer.

Julie Feder has served as Obsidian’s Chief Financial Officer since January 2026. Previously, from August 2018 to October 2024, she served as Chief Financial Officer of Aura Biosciences, Inc. (Nasdaq: AURA), a

biopharmaceutical company. Previously, Ms. Feder served as Chief Financial Officer at Verastem, Inc. (Nasdaq: VSTM), a biopharmaceutical company, from July 2017 to June 2018. Prior to joining Verastem, Ms. Feder served as the Chief Financial Officer at the Clinton Health Access Initiative, Inc. from September 2011 to July 2017. Ms. Feder began her career at Deloitte & Touche LLP, where she was senior manager of Audit, Consulting and Enterprise Risk Services. Ms. Feder holds a B.S. in Accounting from Yeshiva University’s Sy Syms School of Business.

Parameswaran Hari, M.D., M.S., has served as Obsidian’s Chief Development Officer since January 2023. Previously, Dr. Hari served as Senior Vice President, Clinical Science at Iovance from November 2021 to January 2023. Prior to Iovance, Dr. Hari was the Chief of Hematology and Oncology at the Medical College of Wisconsin from March 2017 to November 2021. Dr. Hari also served the American Society of Transplantation and Cellular Therapy as its Secretary. Dr. Hari holds a M.B.B.S. from Kerala University, an M.D. from Central University of Pondicherry, and an M.S. from the Medical College of Wisconsin.

Dana Alexander, M.B.A., has served as Obsidian’s Chief Technical Officer since April 2024. Previously, Mr. Alexander served as Senior Vice President of Technical Operations at AlloVir, Inc. (formerly Nasdaq: ALVR), a late-stage T cell therapy company, from September 2020 to April 2024. Prior to that, Mr. Alexander served as Vice President of Operations including Head of Business Operations, from January 2020 to September 2020 and Site General Manager, from January 2018 to January 2020 at Brammer Bio, now part of Thermo Fisher Scientific Inc. (NYSE: TMO). He also previously served as Chief Operations Officer at Anika Therapeutics, Inc. (Nasdaq: ANIK), a joint preservation company, and Senior Director of Manufacturing Operations at Genzyme, now part of Sanofi SA (Nasdaq: SNY), a global pharmaceutical company. Mr. Alexander holds a B.S. in Chemical Engineering from Northeastern University and an M.B.A. from Boston University.

Non-Executive Directors

Maria Fardis, Ph.D., M.B.A., is chairperson of the Obsidian Board and has served as a member of the Obsidian Board since October 2021. Dr. Fardis has served as the Chief Executive Officer of AirNexus Therapeutics, a biotechnology company, since January 2026, and as a Venture Partner at Frazier Life Sciences Management, L.P., or Frazier, a healthcare investment firm, since September 2021. Dr. Fardis served as the Chief Executive Officer of Lassen Therapeutics, a biotechnology company, from April 2021 to January 2026. Dr. Fardis previously served as President and Chief Executive Officer of Iovance and as a member of its board of directors from June 2016 through June 2021. Dr. Fardis previously served as the Chief Operating Officer of Acerta Pharma B.V., a biopharmaceutical company, from January 2015 to March 2016. From April 2011 to December 2014, she worked at Pharmacyclics, Inc. (formerly Nasdaq: PCYC; acquired by AbbVie Inc.) in various roles and most recently served as Chief of Oncology Operations and Alliances. Prior to that, from 2001 to 2011, Dr. Fardis held increasingly senior positions in medicinal chemistry and project and portfolio management at Gilead Sciences, Inc. (Nasdaq: GILD). Dr. Fardis has served on the board of directors of CRISPR Therapeutics AG (Nasdaq: CRSP), a biopharmaceutical company, since June 2022. Dr. Fardis holds a B.S. in chemistry from the University of Illinois, Urbana-Champaign, a Ph.D. in Organic Chemistry from the University of California, Berkeley, and an M.B.A. from Golden Gate University. We believe Dr. Fardis is qualified to serve on the Parent Board because of her experience as an executive in the life sciences industry, extensive experience in drug development, and strong scientific background.

Peter Barrett, Ph.D., has served as a member of the Obsidian Board since September 2015. Since 2002, Dr. Barrett has worked at Atlas Venture, an early-stage life sciences venture capital fund, and is a partner in the life sciences group, where he has been involved in the creation of several therapeutic and drug discovery platform companies. Previously, he was a co-founder, Executive Vice President and Chief Business Officer of Celera Genomics. Dr. Barrett has served as the Chairman of Synlogic, Inc. (Nasdaq: SYBX), a biotechnology company, since 2017 and on the board of directors of Revvity, Inc. (NYSE: RVTY), a life sciences and diagnostics company, since 2012. Dr. Barrett is also on the Advisory Council of the Blavatnik Fellowship program. Dr. Barrett previously served on the board of Larimar Therapeutics, Inc. (Nasdaq: LRMR), a biotechnology company, until 2023, and previously served on the board of Cadent Therapeutics (acquired by Novartis AG), Vitae Pharmaceuticals, Inc. (formerly Nasdaq: VTAE; acquired by Allergan PLC), Stromedix, Inc. (acquired by Biogen Idec), NovaMed Pharmaceuticals, Inc. (acquired by SciClone Pharmaceuticals, Inc.), Alnylam Pharmaceuticals, Inc. (Nasdaq: ALNY), Harbour Antibodies BV (acquired by Harbour BioMed), Momenta Pharmaceuticals, Inc. (Nasdaq: MNTA), Sirion Therapeutics, Inc. (acquired by Alcon Inc. and Bausch + Lomb Corporation), and Archemix (acquired by Baxter International Inc.). In addition, Dr. Barrett is a board member of Nucleate, a student run non-profit organization representing the global community of bio-innovators. Dr. Barrett holds a B.S. in chemistry from Lowell Technological Institute (now known as the University of Massachusetts, Lowell) and a Ph.D. in analytical chemistry from Northeastern University. We believe Dr. Barrett is qualified to serve on the Parent Board because of his extensive experience in the life sciences industry.

Heidi Hagen, M.B.A., has served as a member of Obsidian’s Board since November 2021. Ms. Hagen has over 30 years of experience in the Biotechnology Industry primarily as an operations executive. Ms. Hagen has served as a member of the board of directors of Vericel Corporation (Nasdaq: VCEL; formerly known as Aastrom Biosciences, Inc.), a biopharmaceutical company, since August 2013. Ms. Hagen also serves as a member of the board of directors of Dimension Bio, Applied StemCell, Inc., and A-Alpha Bio, Inc. She previously served as the Chief Technical Officer of Sonoma Biotherapeutics, Inc., a biotechnology company, from November 2021 to June 2023. Prior to that, Ms. Hagen served as the Interim Chief Executive Officer and member of the board of directors of Ziopharm Oncology, Inc. (formerly Nasdaq: ZIOP; now Alaunos Therapeutics, Inc.), a biopharmaceutical company, from 2019 to 2021. Ms. Hagen also co-founded Vineti, Inc., a software platform company for cell and gene therapy supply chain management, where she served as Advisor and Chief Strategy Officer from 2015 to 2021. Prior to those experiences, Ms. Hagen was Senior Vice President of Operations at Dendreon (2002 to 2012) where she oversaw the commercialization of the first active cellular therapy, Provenge. And, she held various operational and project management roles at Immunex Corporation from 1993 to 2002. Ms. Hagen holds a B.S. in cell biology, an M.S. in bioengineering, and an M.B.A. from the University of Washington. We believe Ms. Hagen is qualified to serve on the Parent Board because of her significant leadership experience in the biopharmaceutical industry.

Matthew Norkunas, M.D., M.B.A., has served as a member of the Obsidian Board since April 2023. Since January 2025, Dr. Norkunas has served as the Chief Financial Officer and President of Tubulis, Inc., a biotechnology company. From July 2020 to January 2025, Dr. Norkunas served as the Chief Financial Officer of Generation Bio Co. (formerly Nasdaq: GBIO; acquired by XOMA Royalty Corporation), a genetics medicine company. Previously, Dr. Norkunas served as the Chief Financial Officer and Head of Corporate and Business Development at SomaLogic, Inc. (acquired by Illumina, Inc.), a protein biomarker discovery and clinical diagnostics company, from February 2016 to June 2020. From July 2012 to January 2016, Dr. Norkunas served as a senior equity analyst at Marsico Capital Management, LLC, an investment company, where he served as the firm’s primary health care investment specialist. Dr. Norkunas began his career as a practicing anesthesiologist. Dr. Norkunas holds a B.A. from St. Mary’s College of Maryland, an M.D. from University of Maryland School of Medicine, and an M.B.A. from Columbia Business School. We believe Dr. Norkunas is qualified to serve on the Parent Board because of his significant financial experience of biotechnology companies and clinical background.

Robert Ross, M.D., has served as a member of the Obsidian Board since September 2020. Since November 2023, Dr. Ross has served as the Chief Executive Officer of Clasp Therapeutics, Inc., a pharmaceutical company. Prior to that, Dr. Ross served as the Chief Executive Officer and a member of board of directors of Surface Oncology, Inc. (formerly Nasdaq: SURF; acquired by Coherus BioSciences, Inc.), an immuno-oncology company, from April 2021 until July 2023 and had previously served as the Chief Medical Officer from October 2016 to March 2021. Dr. Ross served as Head of Oncology at bluebird bio, Inc. (formerly Nasdaq: BLUE; now Genetix Biotherapeutics, Inc.) from October 2015 to October 2016, Senior Vice President of Clinical Development and Pharmacovigilance from January 2015 to October 2016, and Vice President of Clinical Development from October 2012 to January 2015. Prior to that, he worked at Infinity Pharmaceuticals, Inc. from October 2007 to October 2012. Dr. Ross was a Fellow in Medical Oncology and a faculty member at the Dana

Farber Cancer Institute from July 2003 to August 2007, and then maintained a clinical practice at Dana Farber Cancer Institute from August 2007 to October 2015. Dr. Ross has served on the board of directors of Xilio Therapeutics, Inc. (Nasdaq: XLO), a biotechnology company, since June 2022. Dr. Ross holds a B.S. in Biological Sciences and a B.A. in Philosophy from Stanford University, an M.S. in Medical Science as part of the Clinical Investigator Training Program from Harvard Medical School, and an M.D. from Columbia University College of Physicians and Surgeons. He completed his residency training in Internal Medicine at the University of California, San Francisco. We believe that Dr. Ross is qualified to serve on the Parent Board because of his extensive executive experience in the life science industry and clinical background.

Cariad Chester has served as a member of the Obsidian Board since September 2021. Since February 2021, Mr. Chester has served as a partner, and is currently serving as Managing Partner at The Column Group Crossover, a science-driven investment firm, or TCGX. Prior to TCGX, from January 2015 to December 2021, Mr. Chester served as Managing Director of Aquilo Capital Management, LLC, an investment firm, where he led investments in biotechnology companies developing human therapeutics. Mr. Chester previously served as a member of the board of directors of Tourmaline Bio, Inc. (formerly Nasdaq: TRML; acquired by Novartis AG) from May 2023 until November 2023. Mr. Chester holds a B.A. from Swarthmore College in Neuroscience and Comparative Religious Studies. Mr. Chester has notified the board of directors that he will resign from the board of directors of Obsidian immediately prior to the closing of the mergers. Mr. Chester’s resignation is not due to any disagreement with Obsidian or any matters relating to our operations, policies or practices.

Raymond Camahort, Ph.D., has served as a member of the Obsidian Board since March 2024. Dr. Camahort has been employed at Novo Ventures (US), Inc., an investment firm, since 2015, where he served as an associate from 2015 to 2019, a principal from January 2020 to January 2022, and a partner since January 2022. Dr. Camahort has previously served on the board of directors of Arcellx, Inc. (Nasdaq: ACLX), a biotechnology company, from November 2021 to February 2022. Dr. Camahort has also served as Chairman of Ray Therapeutics, Inc. since May 2023 and as a member of the board directors of OnCusp Therapeutics since January 2024, of iECURE, Inc. since November 2022, and of Newleos Therapeutics, Inc. since February 2025. Dr. Camahort previously served on the board of directors of Inspirna, Inc. (formerly known as Rgenix, Inc.) from September 2017 through April 2025, Clasp Therapeutics from November 2023 through September 2024, Riva Therapeutics from August 2022 through May 2023, and Arcellx, Inc. from March 2019 through February 2022. Dr. Camahort completed a National Institute of Health post-doctoral training fellowship at Harvard University from July 2009 to September 2013 while concurrently holding a business development position at Partners Research Ventures & Licensing (now Partners HealthCare Innovation) from February 2013 to August 2013. Dr. Camahort holds a B.S. in biological sciences from the University of California Santa Barbara and a Ph.D. from the University of Kansas in biochemistry and molecular biology. Dr. Camahort has notified the board of directors that he will resign from the board of directors of Obsidian immediately prior to the closing of the mergers. Dr. Camahort’s resignation is not due to any disagreement with Obsidian or any matters relating to our operations, policies or practices.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF OBSIDIAN

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of Obsidian common stock as of May 19, 2026 for:

•	each of Obsidian’s directors;

•	each of Obsidian’s named executive officers;

•	all of Obsidian’s directors and executive officers as a group; and

•	each person, or group of affiliated persons, who beneficially owned more than 5% of Obsidian’s outstanding shares of common stock.

Obsidian has determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, Obsidian believes, based on information furnished to it, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Beneficial ownership prior to the completion of the Merger is based on 230,163,361 shares of Obsidian common stock outstanding as of May 19, 2026 after giving effect to the conversion of all outstanding shares of Obsidian’s Preferred Stock (including warrants convertible into 22,124 shares of Obsidian common stock) into an aggregate of 207,975,026 shares of Obsidian common stock.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, Obsidian deemed to be outstanding all shares of common stock subject to options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of May 19, 2026. Obsidian did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Obsidian, 1030 Massachusetts Ave., Cambridge, MA 02138.

	Beneficial Ownership Prior to the Merger
Name of Beneficial Owner	Number	Percent
5% or Greater Stockholders:
Entities affiliated with Atlas Venture (1)	31,054,416	13.49%
Entities affiliated with RA Capital (2)	20,478,994	8.90%
Deep Track Biotechnology Master Fund, Ltd. (3)	17,948,730	7.80%
TCG Crossover Fund I, L.P. (4)	15,879,523	6.90%
Celgene Corporation (5)	11,740,020	5.10%

Directors and Named Executive Officers:
Madan Jagasia, M.D., M.S. (6)	8,605,236	4.42%
Parameswaran Hari, M.D., M.S. (7)	2,312,932	1.11%
Dana Alexander, M.B.A. (8)	1,337,425	*
Maria Fardis, Ph.D., M.B.A. (9)	973,750	*
Heidi Hagen, M.B.A. (10)	348,750	*
Matthew Norkunas, M.D., M.B.A. (11)	187,500	*
Robert Ross, M.D. (12)	436,250	*
Peter Barrett, Ph.D. (13)	31,054,416	11.89%
Cariad Chester (14)	15,879,523	6.45%

	Beneficial Ownership Prior to the Merger
Name of Beneficial Owner	Number	Percent
Raymond Camahort, Ph.D. (15)	10,537,963	4.59%
All executive officers and directors as a group (11 persons) (16)	71,673,745	23.75%

*	Represents beneficial ownership of less than 1%.
(1)

Consists of 1,771,322 shares of Obsidian common stock issuable upon conversion of Series A-1 preferred stock held by Atlas Venture Opportunity Fund I, L.P., or Atlas I, (ii) 5,960,264 shares of Obsidian common stock issuable upon conversion of Series B preferred stock held by Atlas I, (iii) 4,215,815 shares of Obsidian common stock issuable upon conversion of Series C preferred stock held by Atlas Venture Opportunity Fund II, L.P., or Atlas II, (iv) 4,500,000 shares of Obsidian common stock held by Atlas Venture Fund X, L.P., or Atlas X, (v) 1,771,332 shares of Obsidian common stock issuable upon conversion of Series A-1 preferred stock held by Atlas X and (vi) 12,836,323 shares of Obsidian common stock issuable upon conversion of Series A-2 preferred stock held by Atlas X. The general partner of Atlas I is Atlas Venture Associates Opportunity I, L.P., or AVAO I, and the general partner of AVAO I is Atlas Venture Associates Opportunity I, LLC, or AVAO I LLC. The general partner of Atlas II is Atlas Venture Associates Opportunity II, L.P., or AVAO II, and the general partner of AVAO II is Atlas Venture Associates Opportunity II, LLC, or AVAO II LLC. The general partner of Atlas X is Atlas Venture Associates X, L.P., or AVA X, and the general partner of AVA X is Atlas Venture Associates X, LLC, or AVA X LLC. Kevin Bitterman, Ph.D., is a member of AVAO I LLC and AVAO II LLC. Michael Gladstone is a member of AVAO II LLC. Bruce Booth, D.Phil., David Grayzel, M.D., Jean-Francois Formela, M.D. and Jason Rhodes are members of AVA X LLC, AVAO I LLC and AVAO II LLC. Dr. Peter Barrett is a member of AVA X LLC. By virtue of these relationships, each of AVA X, AVA X LLC, AVAO I, AVAO I LLC, AVAO II, AVAO II LLC may be deemed to beneficially own the shares held by Atlas I or Atlas II or Atlas X. Dr. Bitterman, Dr. Booth, Dr. Grayzel, Dr. Formela and Mr. Rhodes may be deemed to beneficially own the shares held by Atlas I and Atlas II. Mr. Gladstone may be deemed to beneficially own the shares held by Atlas II. Dr. Barrett, Dr. Booth, Dr. Grayzel, Dr. Formela and Mr. Rhodes may be deemed to beneficially own the shares held by Atlas X. The address of Atlas I, Atlas II, Atlas X, AVAO I, AVAO I LLC, AVAO II, AVAO II LLC, AVA X and AVA X LLC is 300 Technology Square, 8th Floor, Cambridge, MA 02139.

(2)

Consists of (i) 3,777,483 shares of Obsidian common stock issuable upon conversion of Series B preferred stock held by RA Capital Nexus Fund II, L.P., (ii) 2,766,215 shares of Obsidian common stock issuable upon conversion of Series C preferred stock held by RA Capital Nexus Fund II, L.P., (iii) 7,850,794 shares of Obsidian common stock issuable upon conversion of Series B preferred stock held by RA Capital Healthcare Fund, L.P., and 6,454,502 shares of Obsidian common stock issuable upon conversion of Series C preferred stock held by RA Capital Healthcare Fund, L.P. RA Capital Management, L.P., is the investment manager for RA Capital Nexus Fund II, L.P., and RA Capital Healthcare Fund, L.P. Peter Kolchinsky, Ph.D. and Rajeev Shah are the managing members of RA Capital Management GP, LLC. Each of Dr. Kolchisky and Mr. Shah disclaims beneficial ownership of the securities held by RA Capital Nexus Fund II, L.P., and RA Capital Healthcare Fund, L.P., except to the extent of any pecuniary interest therein, if any. The address of RA Capital Nexus Fund II, L.P., and RA Capital Healthcare Fund, L.P., is 200 Berkeley Street, 18th Floor, Boston MA 02116.

(3)

Consists of (i) 3,430,000 shares of Obsidian common stock held by Deep Track Biotechnology Master Fund, Ltd., or Deep Track, (ii) 5,298,013 shares of Obsidian common stock issuable upon conversion of Series B preferred stock held by Deep Track and (iii) 9,220,717 shares of Obsidian common stock issuable upon conversion of Series C preferred stock held by Deep Track. The address of Deep Track is 200 Greenwich Avenue, 3rd Floor, Greenwich, CT 06830.

(4)

Consists of (i) 13,245,033 shares of Obsidian common stock issuable upon conversion of Obsidian Series B preferred stock held by TCG Crossover Fund I, L.P., and (ii) 2,634,490 shares of Obsidian common stock issuable upon conversion of Series C preferred stock held by TCG Crossover Fund I, L.P. TCG Crossover

GP I, LLC, is the general partner of TCG Crossover Fund I, L.P. Chen Yu, M.D., M.B.A., is the sole managing member of TCG Crossover GP I, LLC. By virtue of such relationships, TCG Crossover GP I, LLC, and Dr. Yu may be deemed to have beneficial ownership over such shares. The address of TCG Crossover Fund I, L.P., is 245 Lytton Avenue, Suite 350, Palo Alto, CA 94301.
(5)

Consists of (i) 2,113,509 shares of Obsidian common stock issuable upon conversion of Obsidian Series A-1 preferred stock held by Celgene Corporation, (ii) 6,146,592 shares of Obsidian common stock issuable upon conversion of Obsidian Series A-3 preferred stock held by Celgene Corporation, (iii) 1,372,327 shares of Obsidian common stock issuable upon conversion of Series B preferred stock held by Celgene Corporation and (iv) 2,107,592 shares of Obsidian common stock issuable upon conversion of Series C preferred stock held by Celgene Corporation. Certain Bristol-Myers Squibb Company employees have been authorized by the Bristol-Myers Squibb Company board of directors to execute equity-related documentation on behalf of Celgene Corporation. The address of Celgene Corporation is Route 206 and Province Line Road, Princeton, NJ 08543.

(6)	Consists of options to purchase 8,605,236 shares of Obsidian common stock are exercisable within 60 days of May 19, 2026.
(7)	Consists of options to purchase 2,312,932 shares of Obsidian common stock that are exercisable within 60 days of May 19, 2026.
(8)	Consists of options to purchase 1,337,425 shares of Obsidian common stock that are exercisable within 60 days of May 19, 2026.
(9)	Consists of options to purchase 973,750 shares of Obsidian common stock that are exercisable within 60 days of May 19, 2026.
(10)	Consists of options to purchase 369,844 shares of Obsidian common stock that are exercisable within 60 days of May 19, 2026.
(11)	Consists of (i) 30,937 shares of Obsidian common stock and (ii) options to purchase 156,563 shares of Obsidian common stock that are exercisable within 60 days of May 19, 2026.
(12)	Consists of options to purchase 436,250 shares of Obsidian common stock that are exercisable within 60 days of May 19, 2026.
(13)

Consists of (i) 4,500,000 shares of Obsidian common stock held by Atlas X, (ii) 1,771,332 shares of Obsidian common stock issuable upon conversion of Series A-1 preferred stock held by Atlas X, (iii) 12,836,323 shares of Obsidian common stock issuable upon conversion of Series A-2 preferred stock held by Atlas X. Dr. Barrett disclaims Section 16 beneficial ownership of the securities held by Atlas X, except to the extent of his pecuniary interest therein, if any.

(14)

Consists of (i) 13,245,033 shares of Obsidian common stock issuable upon conversion of Obsidian Series B preferred stock held by TCG Crossover Fund I, L.P., and (ii) 2,634,490 shares of Obsidian common stock issuable upon conversion of Series C preferred stock held by TCG Crossover Fund I, L.P. Mr. Chester disclaims Section 16 beneficial ownership of the securities held by TCG Crossover Fund I, L.P., except to the extent of his pecuniary interest therein, if any.

(15)

Consists of 10,537,963 shares of Obsidian common stock issuable upon conversion of Obsidian Series C preferred stock held by Novo Holdings A/S. Dr. Camahort disclaims Section 16 beneficial ownership of the securities held by Novo Holdings A/S, except to the extent of his pecuniary interest therein, if any.

(16)

Consists of (i) 4,530,937 shares of Obsidian common stock, (ii) 3,542,644 shares of Obsidian common stock issuable upon conversion of Series A-1 preferred stock, (iii) 12,836,323 shares of Obsidian common stock issuable upon conversion of Series A-2 preferred stock, (iv) 19,205,297 shares of Obsidian common stock issuable upon conversion of Series B preferred stock, (v) 17,387,638 shares of Obsidian common stock issuable upon conversion of Series C preferred stock and (vi) options to purchase 16,989,014 shares of Obsidian common stock that are exercisable within 60 days of May 19, 2026.

EXECUTIVE COMPENSATION OF OBSIDIAN

Unless the context otherwise requires, references in this section to “we,” “us” “our” and the “Company” refer to Obsidian.

The following discussion contains forward looking statements that are based on Obsidian’s current plans, considerations, expectations, and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt following the completion of the mergers may differ materially from the programs as summarized in this discussion.

As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “emerging growth companies” as such terms are defined in the rules promulgated under the Securities Act. The compensation provided to our named executive officers for the fiscal year ended December 31, 2025 (“Fiscal Year 2025”) is detailed in the 2025 Summary Compensation Table and accompanying footnotes and narrative that follow.

Obsidian’s executive officers who served as executive officers during Fiscal Year 2025 and will serve as executive officers of the combined company upon the closing of the mergers are:

•	Madan Jagasia, M.D., M.S., our Chief Executive Officer;

•	Dana Alexander, Obsidian’s Chief Technical Officer ; and

•	Parameswaran Hari, M.D., M.S., Obsidian’s Chief Medical Officer.

We refer to these executive officers as Obsidian’s named executive officers.

To date, the compensation of Obsidian’s named executive officers has primarily consisted of a combination of base salary, annual cash incentive compensation, and long-term incentive compensation, as described in more detail below. Obsidian’s executive officers, like all full-time employees, are eligible to participate in Obsidian’s health, welfare and retirement benefit plans.

2025 Summary Compensation Table

The following table shows the total compensation earned by, or paid to, Obsidian’s named executive officers for services rendered to Obsidian in all capacities during Fiscal Year 2025:

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Madan Jagasia, M.D., M.S.	2025	559,728	195,905	500,137	—	60,000	(3)	1,315,770
Chief Executive Officer
Dana Alexander, M.B.A.,
Chief Technical Officer	2025	434,700	106,502	148,795	—	—		689,997
Parameswaran Hari, M.D., M.S.	2025	484,380	118,673	120,898	—	—		723,951
Chief Medical Officer

(1)

The amount reported represents a discretionary annual cash bonus earned by the applicable named executive officer for performance in the applicable fiscal year and paid in the next fiscal year. For more information on the bonus, see the description of Fiscal Year 2025 annual cash bonuses below.

(2)

The amount reported represents the aggregate incremental fair value related to the repricing, in Fiscal Year 2025, of certain stock option awards held by the applicable named executive officer that were granted prior to Fiscal Year 2025, computed in accordance with Financial Accounting Standards Board Accounting

Standards Codification Topic 718, or FASB ASC Topic 718. The assumptions used in calculating the incremental fair values include a common stock fair value of $0.78, a risk-free interest rate ranging from 4.07% to 4.14%, an expected dividend yield of 0.00%, an expected term of 3.9 to 5.2 years, and an expected volatility ranging from 76.67% to 77.45%. The amount reported reflects the accounting cost for the repricing of certain option awards and do not correspond to the actual economic value that may be received by the named executive officer upon the exercise of the option awards or any sale of the underlying securities.
(3)

The amount reported represents a travel stipend of $5,000 per month for Dr. Jagasia for travel between his home in Tennessee and our offices in Massachusetts, inclusive of certain housing costs, which is payable pursuant to the terms of his offer letter with Obsidian.

Narrative Disclosure to the 2025 Summary Compensation Table

2025 Base Salaries

During Fiscal Year 2025, Dr. Jagasia, Mr. Alexander and Dr. Hari each received a base salary to compensate them for services rendered to us. Base salaries are intended to provide a fixed cash component of compensation reflecting the executive’s skill set, experience, role, and responsibilities. Base salaries are expected to be reviewed periodically and approved by the compensation committee of the Obsidian Board or Obsidian Board following recommendation by its compensation committee, and may be adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance, and experience, as well as changes in the business.

Fiscal Year 2025 base salaries for each of Obsidian’s named executive officers are set forth in the table below:

Name	Annual Base Salary ($)
Madan Jagasia, M.D., M.S.	559,728
Dana Alexander, M.B.A.	434,700
Parameswaran Hari, M.D., M.S.	484,380

2025 Annual Cash Bonuses

For Fiscal Year 2025, each of the named executive officers was eligible to earn an annual cash bonus based on the Company’s achievement of certain corporate performance milestones. The target annual bonus for each of Obsidian’s named executive officers for Fiscal Year 2025 was equal to the percentage of the executive’s respective annual base salary specified below:

Name	Target Annual Bonus ($)
Madan Jagasia, M.D., M.S.	50%
Dana Alexander, M.B.A.	35%
Parameswaran Hari, M.D., M.S.	35%

Pursuant to Obsidian’s bonus program, each named executive officer’s annual cash bonus is typically determined by reference to the Company’s achievement of pre-determined clinical, financial and organizational, and pipeline goals. During Fiscal Year 2025, Obsidian made several strategic changes to its business and as a result, Obsidian’s Board determined that not all of the pre-determined corporate goals for 2025 were applicable following such changes. However, in light of the continued progress toward certain corporate goals, Obsidian’s Board approved discretionary annual cash bonuses for the named executive officers equal to 70% of their applicable annual bonus targets. The annual cash bonus paid to each of Obsidian’s named executive officers for Fiscal Year 2025 is set forth in the “Bonus” column of the “2025 Summary Compensation Table” above.

Equity Incentive Compensation

Although we do not yet have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe equity grants provide our executives with a strong link to our long-term performance, create an ownership culture, and help to align the interests of our executives and our stockholders. In addition, we believe equity grants promote executive retention because they encourage our executive officers to remain in our service during the vesting period. During Fiscal Year 2025, we did not grant any equity incentive awards to our executive officers. However, for retention and motivational purposes, during Fiscal Year 2025, we repriced certain options to purchase shares of our common stock that were previously granted to our employees, and other service providers, including our named executive officers, to lower the exercise price of such options to the then-current fair market value of our common stock. For additional information regarding outstanding equity awards held by our named executive officers as of December 31, 2025, see the “Outstanding Equity Awards at 2025 Fiscal Year End” table below.

401(k) Plan and Health and Welfare Benefits

We currently maintain a tax-qualified 401(k) retirement savings plan (the “401(k) Plan”) for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) Plan on the same terms as other full-time employees; provided, however, that employees with the title of Vice President or higher, including our named executive officers, were not permitted to receive matching or non-elective contributions under the 401(k) Plan during Fiscal Year 2025. Beginning in calendar year 2026, employees with the title of Vice President or Senior Vice President, but not executive officers, are eligible to receive matching and non-elective contributions under the 401(k) Plan on the same terms as other full-time employees. Our 401(k) Plan is intended to qualify for favorable tax treatment under Section 401(a) of the Code and contains a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. We believe that providing a vehicle for tax-deferred retirement savings through our 401(k) Plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies. Other than the 401(k) Plan, we do not provide any qualified or non-qualified retirement or deferred compensation benefits to our employees, including our named executive officers.

All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans.

Perquisites/Personal Benefits

Perquisites or other personal benefits are not a significant component of our executive compensation program. Accordingly, we do not provide significant perquisites or other personal benefits to our executive officers, including our named executive officers, except for stipends for travel and housing costs for Dr. Jagasia, as described in the “2025 Summary Compensation Table” above.

Employment Arrangements with Named Executive Officers

Employment Arrangements in Effect Prior to the Closing of the Mergers

Obsidian entered into offer letters with each of its named executive officers in connection with their commencement of employment, which set forth the terms and conditions of their employment, including initial base salary, initial target annual cash incentive compensation opportunity, initial equity awards, and eligibility to participate in Obsidian’s employee benefit plans generally offered to Obsidian’s employees.

Obsidian also entered into a Severance and Change in Control Agreement with each of its named executive officers that provide for specified payments and benefits in connection with a termination of employment in certain circumstances. Obsidian’s goal in providing these severance and change in control benefits is to offer sufficient cash continuity protection such that the named executive officers will focus their full time and attention on the requirements of the business rather than the potential implications of a qualifying employment termination or change in control for their respective positions. Obsidian prefers to have certainty regarding the potential severance amounts payable to our named executive officer, rather than negotiate severance at the time that a named executive officer’s employment terminates.

The material terms of the offer letters and Severance and Change in Control Agreements with the named executive officers are summarized below.

Madan Jagasia, M.D., M.S. Offer Letter

On January 4, 2023, Obsidian entered into an offer letter with Dr. Jagasia for the position of Chief Executive Officer (the “Jagasia Offer Letter”), which provides for Dr. Jagasia’s at-will employment. Pursuant to the Jagasia Offer Letter, Dr. Jagasia is eligible to receive an annual base salary, subject to periodic review and adjustment at our discretion and an annual cash incentive bonus, as determined by Obsidian’s Board. In addition, Dr. Jagasia receives a monthly stipend of $5,000 for travel between his home in Tennessee and our offices in Massachusetts and is eligible to participate in the employee benefit plans generally available to Obsidian’s employees, subject to the terms of those plans.

Dana Alexander, M.B.A. Offer Letter

On April 21, 2024, Obsidian entered into an offer letter with Mr. Alexander for the position of Chief Technical Officer (the “Alexander Offer Letter”), which provided for Mr. Alexander’s at-will employment. Pursuant to the Alexander Offer Letter, Mr. Alexander is eligible to receive an annual base salary, subject to periodic review and adjustment at our discretion and an annual cash incentive bonus, as determined by the Obsidian Board. In addition, Mr. Alexander is eligible to participate in the employee benefit plans generally available to Obsidian’s employees, subject to the terms of those plans.

Parameswaran Hari, M.D., M.S. Offer Letter

On January 7, 2023, Obsidian entered into an offer letter with Dr. Hari for the position of Chief Development Officer (the “Hari Offer Letter”), which provides for Dr. Hari’s at-will employment. Pursuant to the Hari Offer Letter, Dr. Hari is eligible to receive an annual base salary, subject to periodic review and adjustment at our discretion and an annual cash incentive bonus, as determined by Obsidian’s Board. In addition, Dr. Hari is eligible to participate in the employee benefit plans generally available to Obsidian’s employees, subject to the terms of those plans.

Severance and Change in Control Agreements

Pursuant to the Severance and Change in Control Agreements entered into with the named executive officers, in the event that a named executive officer’s employment is terminated by Obsidian for any reason other than Cause (as defined in the Severance and Change in Control Agreements), death or disability or by the named executive officer for Good Reason (as defined in the Severance and Change in Control Agreements), subject to the named executive officer’s execution, and the effectiveness, of a separation agreement, including a general release of claims in favor of Obsidian and its affiliates, the named executive officers are entitled to receive (i) (A) for Dr. Jagasia, an amount equal to 12 months of his current base salary, any earned but unpaid bonus for the fiscal year prior to the date of termination, and a pro-rated target bonus for the fiscal year of termination and (B) for Mr. Alexander and Dr. Hari, six months of his then-current base salary and (ii) if the named executive officer was participating in Obsidian’s group health plan immediately prior to the date of termination and elects COBRA health continuation, a monthly cash payment for six months (or, in the case of Dr. Jagasia, 12 months) in an amount equal to the monthly employer contribution we would have made to provide health insurance to the named executive officer and his eligible dependents if he had remained employed by Obsidian.

In addition, in lieu of the payments and benefits described above, in the event that a named executive officer’s employment is terminated by Obsidian for any reason other than Cause, death or disability or a by the named executive officer for Good Reason, in each case, immediately before, on, or within the 12 months immediately after a Change in Control (as defined in the Severance and Change in Control Agreements), subject to the named executive officer’s execution, and the effectiveness, of a separation agreement, including a general release of claims in favor of Obsidian and its affiliates, named executive officers are entitled to receive (i) (A) for Dr. Jagasia, an amount equal to 12 months of his current base salary plus his target annual bonus and any earned but unpaid bonus for the fiscal year prior to the date of termination and (B) for Mr. Alexander and Dr. Hari, an amount equal to nine months of his current base salary plus his target annual bonus and any earned but unpaid bonus for the fiscal year prior to the date of termination, (ii) if the named executive officer was participating in Obsidian’s group health plan immediately prior to the date of termination and elects COBRA health continuation, a monthly cash payment for nine months (or, in the case of Dr. Jagasia, 12 months) in an amount equal to the monthly employer contribution Obsidian would have made to provide health insurance to the named executive officer and his eligible dependents if he had remained employed by Obsidian and (iii) full acceleration of vesting of all stock options and other stock-based awards subject solely to time-based vesting held by the named executive officer and, for Dr. Jagasia, extension of the post-termination exercise period for his stock options until the earlier of six months following the date of termination and the original expiration date of the stock option.

The payments and benefits provided under the Severance and Change in Control Agreements in connection with a change in control may not be eligible for a federal income tax deduction by Obsidian pursuant to Section 280G of the Code. These payments and benefits may also subject an eligible participant, including the named executive officers, to an excise tax under Section 4999 of the Code. If the payments or benefits payable in connection with a change in control would be subject to the excise tax imposed under Section 4999 of the Code, then pursuant to each of the Severance and Change in Control Agreements, those payments or benefits will be reduced, but only if such reduction would result in the named executive officer retaining a larger portion of such payments and benefits on an after-tax basis than if no reduction was made and the excises taxes had been paid.

Employment Arrangements in Effect Prior to the Closing of the Mergers

In connection with the mergers, Obsidian will enter into executive employment agreements with each of its named executive officers that will supersede the offer letters and will adopt an Executive Severance Plan that will supersede the Severance and Change in Control Agreements. The material terms of the executive employment agreements with the named executive officers and the Executive Severance Plan are summarized below.

Madan Jagasia, M.D., M.S. Executive Employment Agreement

Obsidian will enter into an executive employment agreement with Dr. Jagasia for the position of Chief Executive Officer (the “Jagasia Employment Agreement”), which will supersede the Jagasia Offer Letter and become effective as of the closing of the mergers. Pursuant to the Jagasia Employment Agreement, Dr. Jagasia is eligible to receive an annual base salary of $638,200, subject to annual review and adjustment at our discretion and an annual cash incentive bonus, as determined by Obsidian’s Board, which bonus has a target of 55% of Dr. Jagasia’s base salary. Dr. Jagasia is eligible to participate in the employee benefit plans generally available to Obsidian’s employees, subject to the terms of those plans, and Severance Plan (as defined below) as a Tier 1 Executive, as defined in the Severance Plan.

Dana Alexander, M.B.A. Executive Employment Agreement

Obsidian will enter into an executive employment agreement with Mr. Alexander for the position of Chief Technical Officer (the “Alexander Employment Agreement”), which will supersede the Alexander Offer Letter and become effective as of the closing of the mergers. Pursuant to the Alexander Employment Agreement,

Mr. Alexander is eligible to receive an annual base salary of $461,480, subject to annual review and adjustment at our discretion and an annual cash incentive bonus, as determined by Obsidian’s Board, which bonus has a target of 40% of Mr. Alexander’s base salary. Mr. Alexander is eligible to participate in the employee benefit plans generally available to Obsidian’s employees, subject to the terms of those plans, and the Severance Plan as a Tier 2 Executive, as defined in the Severance Plan.

Parameswaran Hari, M.D., M.S. Executive Employment Agreement

Obsidian will enter into an executive employment agreement with Dr. Hari for the position of Chief Medical Officer (the “Hari Employment Agreement”), which will supersede the Hari Offer Letter and become effective as of the closing of the mergers. Pursuant to the Hari Employment Agreement, Dr. Hari is eligible to receive an annual base salary of $538,167, subject to annual review and adjustment at our discretion and an annual cash incentive bonus, as determined by Obsidian’s Board, which bonus has a target of 40% of Dr. Hari’s base salary. Dr. Hari is eligible to participate in the employee benefit plans generally available to Obsidian’s employees, subject to the terms of those plans, and the Severance Plan as a Tier 2 Executive, as defined in the Severance Plan.

Executive Severance Plan

In connection with the mergers, Obsidian intends to adopt an Executive Severance Plan (the “Severance Plan”) that will be effective as of the closing of the mergers, in which the named executive officers and certain other employees will be eligible to participate.

The Severance Plan provides that upon a (i) termination of a named executive officer’s employment by Obsidian for any reason other than due to “cause,” death or “disability” or (ii) a named executive officer’s resignation for “good reason” (each as defined in the Severance Plan), in each case outside of the period beginning three months prior to and ending on the one-year anniversary of a “change in control” (as defined in the Severance Plan) (such period, the “Change in Control Period”), each named executive officer will be entitled to receive, subject to the execution and delivery of an effective and irrevocable separation agreement containing, among other things, a general release of claims in Obsidian’s favor and continued compliance with all applicable continuing obligations: (A) continued payment of the named executive officer’s base salary for 12 months following termination (such period, the “Severance Period”) and, for the Chief Executive Officer, a pro-rated target bonus and any earned but unpaid annual incentive compensation for the prior year; and (B) an amount equal to the employer portion of the monthly COBRA premium until the earliest of (x) the end of the Severance Period, (y) the date the named executive officer becomes eligible for group medical plan benefits under any other employer’s group medical plan or (z) the cessation of the named executive officer’s health continuation rights under COBRA.

The Severance Plan will also provide that upon a (i) termination of a named executive officer’s employment by Obsidian other than for cause or due to death or disability or (ii) resignation by a named executive officer for good reason, in each case within the Change in Control Period, each named executive officer will be entitled to receive, in lieu of the payments and benefits above and subject to the execution and delivery of an effective and irrevocable separation agreement containing, among other things, a general release of claims in Obsidian’s favor and continued compliance with all applicable continuing obligations: (A) a lump sum amount equal to one times (or, in the case of the Chief Executive Officer, one and a half times) the sum of the named executive officer’s base salary and target annual bonus in effect immediately prior to the date of termination or immediately prior to the change in control, if higher; (B) any earned but unpaid annual incentive compensation for the prior year; (C) an amount equal to the employer portion of the monthly COBRA premium until the earliest of (x) 12 months (or, in the case of the Chief Executive Officer, 18 months) following termination of employment, (y) the date the named executive officer becomes eligible for group medical plan benefits under any other employer’s group medical plan or (z) the cessation of the named executive officer’s health continuation rights under COBRA; and (D) accelerated vesting of all outstanding and unvested equity awards held by the named executive officer that are subject solely to time-based vesting and, for the Chief Executive Officer, all vested stock options will remain exercisable until the earlier of six months following the date of termination and the original expiration date of the stock option.

Pursuant to Section 280G of the Code, Obsidian may not be eligible for a U.S. federal income tax deduction on the payments and benefits provided under the Severance Plan in connection with a change in control. These payments and benefits may also subject an eligible participant, including the named executive officers, to an excise tax under Section 4999 of the Code. If the payments or benefits payable in connection with a change in control would be subject to the excise tax imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to the eligible participant.

Outstanding Equity Awards at 2025 Fiscal Year End

The following table sets forth information concerning outstanding equity awards held by Obsidian’s named executive officers as of December 31, 2025.

		Option Awards(1)
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)(2)	Option Expiration Date
Madan Jagasia, M.D., M.S.	6/25/2024	6/25/2024	1,557,750	2,596,250	(3)	—		0.78	6/24/2034
	2/28/2023	1/30/2023	4,868,516	2,212,962	(4)	—		0.78	2/27/2033
	2/28/2023	9/13/2023	55,324	—		—		0.78	2/27/2033
	2/28/2023	—	110,648	—		—		0.78	2/27/2033
	2/28/2023	1/3/2024	103,732	6,916	(5)	—		0.78	2/27/2033
	2/28/2023	1/12/2024	48,408	6,916	(7)	—		0.78	2/27/2033
	2/28/2023	—	442,592	—		—		0.78	2/27/2033
Dana Alexander, M.B.A.	6/25/2024	4/29/2024	372,375	620,625	(6)	—		0.78	6/24/2034
	5/15/2024	4/29/2024	630,694	1,051,157	(4)	177,037	(8)	0.78	5/14/2034
Parameswaran Hari, M.D., M.S.	6/25/2024	6/25/2024	353,812	589,688	(3)	—		0.78	6/24/2034
	2/28/2023	1/17/2023	1,217,128	553,241	(4)	—		0.78	2/27/2033
	2/28/2023	9/13/2023	48,685	—		—		0.78	2/27/2033
	2/28/2023	1/3/2024	91,284	6,086	(5)	—		0.78	2/27/2033
	2/28/2023	—	97,370	—		—		0.78	2/27/2033
	2/28/2023	1/12/2024	42,599	6,086	(7)	—		0.78	2/27/2033

(1)

All awards were granted under Obsidian’s 2016 Stock Option and Grant Plan and are subject to certain acceleration of vesting rights as set forth in the applicable named executive officer’s Severance and Change in Control Agreement, as described above.

(2)	Options were repriced to $0.78 per share in June 2025.
(3)	This award vests in equal quarterly installments over four years from the Vesting Commencement Date, subject to the grantee’s continued service through the applicable vesting date.
(4)

This award vested 25% on the first anniversary of the Vesting Commencement Date, with the remainder vesting in equal quarterly installments over the following three years, subject to the grantee’s continued service through the applicable vesting date.

(5)

This award vested 50% on the Vesting Commencement Date, with the remainder vesting in equal quarterly installments over the following two years, subject to the grantee’s continued service through the applicable vesting date.

(6)

19% of the award vested on April 29, 2025 and the remainder vests in equal 1/16th installments on each June 25th, September 25th, December 25th and March 25th thereafter, through the four-year anniversary of the grant date, subject to the grantee’s continued service through the applicable vesting date.

(7)	This award vests in equal quarterly installments over two years from the Vesting Commencement Date, subject to the grantee’s continued service through the applicable vesting date.
(8)

This award vests 50% upon the achievement of certain corporate performance goals, and 50% in equal quarterly installments over the two years thereafter, subject to the grantee’s continued service through the applicable vesting dates.

Employee Benefit and Equity Compensation Plans

2016 Stock Option and Grant Plan

The 2016 Stock Option and Grant Plan, or 2016 Plan, was initially adopted by the Obsidian Board and approved by Obsidian’s stockholders on March 23, 2016, and most recently amended in March 2024 to increase the number of shares reserved for issuance thereunder. The 2016 Plan expired in March 2026. Under the 2016 Plan, as amended, Obsidian reserved for issuance an aggregate of 48,749,161 shares of Obsidian common stock. The maximum number of shares that could have been issued pursuant to incentive stock options under the 2016 Plan did not exceed 48,749,161 shares. These numbers were subject to adjustment in the event of a reorganization, stock split, reverse stock split, stock dividend, recapitalization, reclassification, or other similar change in capitalization or event. As of December 31, 2025, options to purchase 38,061,610 shares of Obsidian’s common stock were outstanding under the 2016 Plan. Obsidian’s Board determined not to make any further awards under the 2016 Plan following the closing of the mergers and concurrent financing, but given the 2016 Plan shall be assumed by Parent as provided for by the terms of the 2016 Plan, all outstanding awards under the 2016 Plan will continue to be governed by their existing terms. In connection with the mergers, Parent will adopt a new incentive equity plan under which we will grant equity-based awards following the mergers and concurrent financing, as described under “Information Regarding Obsidian—Employee Benefit and Equity Compensation Plans—2026 Equity Incentive Plan” beginning on page 295 of this information statement/prospectus. The following summary describes the material terms of the 2016 Plan. This summary is not a complete description of all provisions of the 2016 Plan and is qualified in its entirety by reference to the 2016 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

The shares of Obsidian common stock underlying any awards that are forfeited, cancelled, reacquired by us prior to vesting, satisfied without the issuance of Obsidian common stock, or otherwise terminated (other than by exercise) and shares that are withheld upon exercise of an option or settlement of an award to cover the exercise price or tax withholding under the 2016 Plan are currently added back to the shares of Obsidian common stock available for issuance under our 2016 Plan (and, following the completion of the mergers and concurrent financing, will be added back to the shares of Parent common stock available for issuance under the 2026 Stock Option and Incentive Plan, or 2026 Plan).

The Obsidian Board acted as administrator of the 2016 Plan. The administrator had full power to, among other things, select, from among the individuals eligible for awards, the individuals to whom awards will be granted, make any combination of awards to participants, determine the specific terms and conditions of each award, and accelerate at any time the exercisability or vesting of any award, subject to the provisions of the 2016 Plan. Persons eligible to participate in Obsidian’s 2016 Plan were Obsidian’s full or part-time officers, employees, directors, consultants, and other key persons as selected from time to time by the administrator in its discretion.

The 2016 Plan permitted the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price of each option was determined by the administrator but could not be less than 100% of the fair market value of the common stock on the date of grant or, in the case of an incentive stock option granted to a 10% owner, the exercise price could not be less than 110% of the fair market value of Obsidian common stock on the date of grant. The term of each option was fixed by the administrator and could not exceed ten years from the date of grant (or five years in the case of certain incentive stock option grants). The administrator determined at what time or times each option may be exercised.

The administrator of the 2016 Plan could have awarded restricted shares of Obsidian common stock and restricted stock units subject to such conditions and restrictions as it determined. These conditions and restrictions could have included continued employment or other service relationship with Obsidian through a specified vesting period and/or the achievement of certain performance goals.

The administrator of the 2016 Plan could also have granted shares of common stock that were free from any restrictions under the 2016 Plan. Unrestricted stock could have been granted to participants in recognition of past services or for other valid consideration and could have been issued in lieu of cash compensation due to such participant.

In the event of certain corporate transactions and events, including a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change to the Company’s capital stock, the administrator of the 2016 Plan was required to make appropriate adjustments to the maximum number of shares reserved for issuance under the 2016 Plan, the number and kind of securities subject to outstanding awards under the 2016 Plan, and the repurchase or exercise price of any outstanding awards under the 2016 Plan.

The 2016 Plan provided that upon the effective time of a Sale Event (as defined in the 2016 Plan), the 2016 Plan and all outstanding stock options under the 2016 Plan would terminate, unless assumed or continued by the successor entity. In the event of such termination, optionees would have been provided an opportunity to exercise options that were then exercisable or would become exercisable as of the effective time of the sale event within a specified period of time prior to the consummation of the sale event. In addition, Obsidian had the right to provide for cash payment to holders of options, in exchange for the cancellation thereof, in an amount equal to the difference between the value of the consideration payable per share of Obsidian common stock in the sale event and the per share exercise price of such options, multiplied by the number of shares subject to such option to the extent then vested and exercisable. In the event of a sale event, unvested restricted stock and restricted stock units (other than those becoming vested as a result of the sale event) would have been forfeited unless such awards were assumed or continued by the successor entity. If shares of restricted stock were forfeited in connection with a sale event, those shares of restricted stock could have been repurchased at a price per share equal to the original per share purchase price of such shares. Obsidian had the right to provide for cash payment to holders of restricted stock or restricted stock units, in exchange for the cancellation thereof, in an amount per share equal to the value of the consideration payable per share of common stock in the sale event.

Obsidian’s Board had authority to amend or discontinue the 2016 Plan at any time, subject to stockholder approval where required by applicable law. The administrator of the 2016 Plan was authorized to amend or cancel any outstanding award for purposes of satisfying changes in law or for any other lawful purpose, provided that no such action would adversely affect rights under an outstanding award without the holder’s consent. The administrator of the 2016 Plan was authorized to exercise its discretion to reduce the exercise price of outstanding stock options or effect the repricing of such awards through cancellation and re-grants.

The 2016 Plan expired in March 2026. As described above, the Obsidian Board has determined not to make any further awards under our 2016 Plan following the completion of the mergers and the concurrent financing.

2026 Equity Incentive Plan

The 2026 Plan was adopted by the Parent Board and approved by Parent’s sole stockholder on June 30, 2026, and will become effective immediately preceding the closing of the mergers. The 2026 Plan will replace the 2016 Plan. The 2026 Plan will allow Parent to make equity-based and cash-based incentive awards to our officers, employees, directors, and consultants. The following summary describes the material terms of the 2026 Plan. This summary is not a complete description of all provisions of the 2026 Plan and is qualified in its entirety by reference to the 2026 Plan, which is filed as an exhibit to the registration statement of which this information statement/prospectus is a part.

Authorized Shares. Parent has initially reserved a number of shares of Parent common stock for issuance under the 2026 Plan equal to the lesser of (i) 10% of the number of fully diluted shares of Parent common stock outstanding immediately following the closing of the mergers and (ii) 7,594,528 shares of Parent common stock

(the “Initial Limit”). The 2026 Plan provides that the number of shares reserved and available for issuance under the 2026 Plan will automatically increase on January 1, 2027 and each January thereafter during the term of the 2026 Plan, by (i) 5% of the sum of (A) the number of shares of Parent common stock issued and outstanding on the immediately preceding December 31, (B) the number of shares of Parent preferred stock issued and outstanding on the immediately preceding December 31 and (C) the number of shares of Parent stock issuable pursuant to the exercise of any outstanding, pre-funded warrants to acquire such Parent common stock or Parent preferred stock on the date immediately preceding December 31 (the “Outstanding Shares”), or (ii) such lesser number of shares as determined by Parent’s compensation committee (the “Annual Increase”). The number of shares of Parent common stock reserved for issuance under the 2026 Plan will be subject to adjustment in the event of a stock split, stock dividend, or other change in our capitalization.

The shares Parent issues under the 2026 Plan will be authorized but unissued shares or shares that we reacquire. The shares of Parent common stock underlying any awards under the 2026 Plan and the 2016 Plan that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by Parent prior to vesting, satisfied without the issuance of stock, expire, or are otherwise terminated (other than by exercise) will be added back to the shares of common stock available for issuance under the 2026 Plan. The maximum number of shares of Parent common stock that may be issued pursuant to incentive stock options shall not exceed the Initial Limit, cumulatively increased on January 1, 2027 and on each January 1 thereafter by the lesser of the Annual Increase for such year or the Initial Limit.

Non-Employee Director Limit. The grant date fair value of all awards under the 2026 Plan and all other cash compensation paid by Parent to any non-employee director during any one calendar year for services as a non-employee director may not exceed $750,000; provided, however, that such amount shall be $1,000,000 for the calendar year in which the applicable non-employee director is initially elected or appointed to the Parent Board.

Plan Administration. The 2026 Plan will be administered by Parent’s compensation committee. Parent’s compensation committee will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted and the number of shares subject to such awards, to make any combination of awards to participants, to accelerate at any time the exercisability or vesting of any award, and to determine the specific terms and conditions of each award, subject to the provisions of the 2026 Plan. The compensation committee will be specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards through cancellation and re-grants without stockholder approval.

Eligibility. Persons eligible to participate in the 2026 Plan will be those employees, non-employee directors, and consultants of Parent and its affiliates selected from time to time by Parent’s compensation committee in its discretion.

Stock Options. The 2026 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by Parent’s compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant unless the option (i) is granted pursuant to a transaction described in and in a manner consistent with, Section 424(a) of the Code, (ii) is granted to an individual who is not subject to United States income tax, or (iii) complies with or is exempt from Section 409A of the Code. The term of each option will be fixed by Parent’s compensation committee and may not exceed ten years from the date of grant (or five years in the case of certain incentive stock options). Parent’s compensation committee will determine at what time or times each option may be exercised.

Stock Appreciation Rights. Parent’s compensation committee may award stock appreciation rights under the 2026 Plan subject to such conditions and restrictions as it determines. Stock appreciation rights entitle the recipient to shares of Parent common stock, or cash, equal to the value of the appreciation in Parent’s stock price over the exercise price. The exercise price of each stock appreciation right may not be less than 100% of the fair market value of Parent common stock on the date of grant unless the stock appreciation right (i) is granted pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) is granted to an individual who is not subject to United States income tax, or (iii) complies with or is exempt from Section 409A of the Code. The term of each stock appreciation right will be fixed by Parent’s compensation committee and may not exceed ten years from the date of grant. Parent’s compensation committee will determine at what time or times each stock appreciation right may be exercised.

Restricted Stock and Restricted Stock Units. Parent’s compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it determines. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment or other service relationship with Parent through a specified vesting period.

Unrestricted Stock Awards. Parent’s compensation committee may grant shares of common stock that are free from any restrictions under the 2026 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Dividend Equivalent Rights. Parent’s compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.

Cash-Based Awards. Parent’s compensation committee may grant cash bonuses under the 2026 Plan to participants, subject to the achievement of certain performance goals.

Sale Event. The 2026 Plan provides that, upon the effectiveness of a “sale event” (as defined in the 2026 Plan), an acquirer or successor entity may assume, continue, or substitute outstanding awards under the 2026 Plan. To the extent that awards granted under the 2026 Plan are not assumed, continued, or substituted by the successor entity, the 2026 Plan and all awards granted under the 2026 Plan will terminate. In such case, except as may be otherwise provided in the relevant award agreement, all awards with time-based vesting, conditions, or restrictions will become fully vested and exercisable or nonforfeitable as of the effective time of the sale event and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and exercisable or nonforfeitable in connection with the sale event in the plan administrator’s discretion or to the extent specified in the relevant award agreement. In the event of such termination, (i) individuals holding options and stock appreciation rights will be permitted to exercise any options and stock appreciation rights (to the extent exercisable) within a specified time period, as determined by Parent’s compensation committee, prior to the sale event or (ii) Parent may make or provide for a payment, in cash or in kind, to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights; provided, that any options or stock appreciation rights with exercise prices equal to or greater than such per share consideration will be cancelled for no consideration. In addition, Parent may make or provide for a payment, in cash or in kind, to the participants holding other awards in an amount equal to the per share consideration payable to stockholders in the sale event multiplied by the number of vested shares of common stock under such awards.

Amendment. The Parent Board may amend or discontinue the 2026 Plan and Parent’s compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may materially and adversely affect rights under an award without the holder’s consent. Certain amendments to the 2026 Plan require the approval of Parent’s stockholders. Parent’s compensation committee will be specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards through cancellation and re-grants without stockholder consent.

No awards may be granted under the 2026 Plan after the date that is ten years from the effective date of the 2026 Plan. No awards have been made under the 2026 Plan prior to the date hereof.

2026 Employee Stock Purchase Plan

The 2026 ESPP, was adopted by the Parent Board and approved by Parent’s sole stockholder on June 30, 2026, and will become effective on the date immediately preceding the closing of the mergers. The 2026 ESPP has two components: a component intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code (the “423 Component”), and a component that is not intended to so qualify (the “Non-423 Component”). Except as otherwise provided, the Non-423 Component will be operated and administered in the same manner as the 423 Component, except where prohibited by law. The following summary describes the material terms of the 2026 ESPP. This summary is not a complete description of all provisions of the 2026 ESPP and is qualified in its entirety by reference to the 2026 ESPP, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Authorized Shares. The 2026 ESPP initially reserves and authorizes the issuance a number of shares of Parent common stock equal to the lesser of (i) 1% of the number of fully diluted shares of Parent common stock outstanding immediately following the closing of the mergers and (ii) 759,452 shares of Parent common stock (the “Initial ESPP Limit”) to participating employees. The 2026 ESPP provides that the number of shares reserved and available for issuance will automatically increase on January 1, 2027 and each January 1 thereafter through January 1, 2036 by the least of (i) the Initial ESPP Limit, (ii) 1% of the Outstanding Shares or (iii) such number of shares of Parent common stock as determined by the administrator of the 2026 ESPP. The number of shares reserved under the 2026 ESPP is subject to adjustment in the event of a stock split, stock dividend, or other change in our capitalization.

Eligibility. All individuals classified as employees on the payroll records of Parent or a “designated company” (as defined in the 2026 ESPP) as of the first day of the applicable offering period are eligible to participate in the 2026 ESPP, provided that the administrator of the 2026 ESPP may determine in advance of an offering that employees are eligible only if, as of the first day of the offering, they (a) are customarily employed by Parent or a designated company for more than 20 hours a week (or such lesser amount determined by the administrator of the 2026 ESPP), (b) are customarily employed by Parent or a designated company for more than five months per calendar year, (c) have completed a minimum period of employment as determined by the administrator of the 2026 ESPP, provided such service requirement does not exceed two years of employment, and/or (d) they are not highly compensated employees. However, any employee who owns, or as a result of participation in the 2026 ESPP would own or hold, 5% or more of the total combined voting power or value of all classes of Parent stock will not be eligible to purchase shares of common stock under the 2026 ESPP.

Offerings. Parent may make one or more offerings each year to our employees to purchase shares of Parent common stock under the 2026 ESPP, each of which may consist of one or more purchase periods. Offerings will begin and end on the dates determined by the administrator of the 2026 ESPP, except that no offering will exceed 27 months in duration. Each eligible employee may elect to participate in any offering by submitting an enrollment form by the deadline established by the administrator of the 2026 ESPP.

Each employee who is a participant in the 2026 ESPP may purchase shares by authorizing payroll deductions at a minimum of 1% and up to a maximum of 15% of such participant’s eligible compensation during an offering period (or such other minimum and maximum as determined by the administrator in advance of an offering). Unless the participating employee has previously withdrawn from the offering, such participant’s accumulated payroll deductions will be used to purchase shares of Parent common stock on the last day of each purchase period at a price equal to 85% of the fair market value of the shares on the first day or the last day of the purchase period, whichever is lower, provided that no more than the number of shares of Parent common stock determined by dividing $25,000 by the fair market value of our common stock on the first day of such offering period (or such other maximum number of shares as may be established by the administrator of the 2026 ESPP) may be purchased by any one employee during any purchase period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of Parent common stock, valued at the start of the offering period, under the 2026 ESPP for each calendar year during which any option granted to the employee is outstanding at any time.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the 2026 ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

Sale Event. In the case of and subject to the consummation of a Sale Event (as defined in the 2026 ESPP), the administrator of the 2026 ESPP, in its discretion, and on such terms and conditions as it deems appropriate, is authorized to take any one or more of the following actions under the 2026 ESPP or with respect to any right under the 2026 ESPP or to facilitate such transactions or events: (i) provide for either (A) termination of any outstanding option in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such option had such option been currently exercisable or (B) the replacement of such outstanding option with other options or property selected by the administrator of the 2026 ESPP in its sole discretion; (ii) provide that the outstanding options under the 2026 ESPP shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for similar options covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices; (iii) make adjustments in the number and type of shares of common stock (or other securities or property) subject to outstanding options under the 2026 ESPP and/or in terms and conditions of outstanding options and options that may be granted in the future; (iv) provide that the offering with respect to which an option relates will be shortened by setting a new exercise date on which such offering period will end; and (v) provide that all outstanding options shall terminate without being exercised and all amounts in the accounts of participants shall be promptly refunded.

Amendment. The 2026 ESPP may be terminated or amended by the Parent Board at any time. An amendment that increases the number of shares of Parent common stock authorized under the 2026 ESPP and certain other amendments require the approval of Parent’s stockholders.

Senior Executive Cash Incentive Bonus Plan

On June 22, 2026, the Parent Board adopted the Senior Executive Cash Incentive Bonus Plan (the “Bonus Plan”). The Bonus Plan provides for cash bonus payments based upon Parent and individual performance targets established by our compensation committee. The performance targets will be related to financial or operational measures or objectives with respect to Parent, or corporate performance goals, as well as individual performance objectives. The following summary describes the material terms of the Bonus Plan. This summary is not a complete description of all provisions of the Bonus Plan and is qualified in its entirety by reference to the Bonus Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Parent’s compensation committee may select corporate performance goals from among the following: research and development, publication, clinical, and/or regulatory milestones; revenue; corporate revenue; earnings before interest, taxes, depreciation, and amortization; net income (loss) (either before or after interest, taxes, depreciation, and/or amortization); changes in the market price of Parent common stock; economic value-added; acquisitions or strategic transactions, including licenses, collaborations, joint ventures, or promotion arrangements; financing or other capital raising transactions; operating income (loss); return on capital, assets, equity, or investment; stockholder returns; return on sales; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of Parent common stock; sales or market shares; number of prescriptions or prescribing physicians; coverage decisions; leadership development, employee retention and recruiting, and other human resources matters; operating income; and/or net annual recurring revenue; or any other performance goal selected by the compensation committee, any of which may be (A) measured in absolute terms or as compared to any incremental increase, (B) measured in terms of growth, as compared to results of a peer group, or (C) measured against the market as a whole, compared to applicable market indices, and/or measured on a pre-tax or post-tax basis.

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The corporate performance goals will be measured at the end of each performance period after Parent’s financial reports have been published or such other appropriate time as the compensation committee determines. If the corporate performance goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period, but not later than 74 days after the end of the year in which such performance period ends. Subject to any rights contained in any agreement between the executive officer and Parent, an executive officer shall be required to be employed by Parent on the bonus payment date to be eligible to receive a bonus payment under the Bonus Plan. The Bonus Plan also permits Parent’s compensation committee to approve additional bonuses to executive officers in its sole discretion.

DIRECTOR COMPENSATION OF OBSIDIAN

Unless the context otherwise requires, references in this section to “we,” “us” “our” and the “Company” refer to Obsidian.

The following table presents the compensation awarded to, earned by, or paid to each person who served as a non-employee member of the Obsidian Board for their services to Obsidian during Fiscal Year 2025. Other than as set forth in the table and described more fully below, Obsidian did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of the Obsidian Board in Fiscal Year 2025. During the Fiscal Year 2025, Obsidian did not have a formal non-employee director compensation program; however, in the Fiscal Year 2025, Dr. Fardis received $50,000 in cash compensation for her services as chairperson of the Obsidian Board, Ms. Hagen and Dr. Ross each received $25,000 in cash compensation for service as an independent director and Dr. Norkunas received $35,000 in cash compensation for service as an independent director and chair of the audit committee of the Obsidian Board. We reimburse non-employee members of the Obsidian Board for reasonable travel and out-of-pocket expenses incurred in attending meetings of the Obsidian Board and committees of the Obsidian Board. Dr. Jagasia, who is our Chief Executive Officer, did not receive any additional compensation for his service as a director, and Dr. Barrett, who serves on the Obsidian Board as a representative of a fund that is an investor in Obsidian, did not receive cash or equity compensation from Obsidian in Fiscal Year 2025 and, accordingly, he has been omitted from the table below. The compensation received by Dr. Jagasia, as a named executive officer of Obsidian, is presented in “2025 Summary Compensation Table” above.

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2) (3)	Total ($)
Robert Ross	25,000	17,332	42,332
Heidi Hagen	25,000	27,093	52,093
Maria Fardis	50,000	60,909	110,909
Matthew Norkunas	35,000	10,721	45,721

(1)	The amounts reported represent the cash fees each director received for their services to the Obsidian Board during Fiscal Year 2025.
(2)

The amount reported represents the aggregate incremental fair value related to the repricing, in Fiscal Year 2025, of certain stock option awards held by the non-employee directors that were granted prior to Fiscal Year 2025, computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the incremental fair values include a common stock fair value of $0.78, a risk-free interest rate ranging from 4.03% to 4.14%, an expected dividend yield of 0.00%, an expected term of 3.2 to 5.2 years, and an expected volatility ranging from 76.86% to 80.18%. The amounts reported in this column reflect the accounting cost for the repricing of certain option awards and do not correspond to the actual economic value that may be received by our non-employee directors upon the exercise of the option awards or any sale of the underlying securities.

(3)	As of December 31, 2025, each non-employee director held options to purchase the aggregate number of shares of Obsidian common stock as set forth below:

Name	Shares Underlying Outstanding Option Awards
Robert Ross	517,500
Heidi Hagen	517,500
Maria Fardis	1,222,500
Matthew Norkunas	262,500

None of our non-employee directors held stock awards other than options as of December 31, 2025.

Non-Employee Director Compensation Policy

In connection with the mergers, Parent intends to implement a non-employee director compensation policy that will become effective upon the completion of the mergers and is designed to enable Parent to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, each director who is not an employee will be paid cash compensation from and after the completion of the mergers, as set forth below, which amounts will be payable quarterly in arrears and prorated for partial years of service:

Board of Directors:	Annual Retainer
Members	$40,000
Additional retainer for non-executive chair	$30,000

Audit Committee:	Additional Amount
Members (other than chair)	$10,000
Retainer for chair	$20,000
Compensation Committee:
Members (other than chair)	$7,500
Retainer for chair	$15,000
Nominating and Corporate Governance Committee:
Members (other than chair)	$5,000
Retainer for chair	$10,000

In addition, the non-employee director compensation policy will provide that, upon initial election to the Parent Board, each non-employee director will be granted an initial stock option award to purchase a number of shares of Parent common stock equal to 0.122% of the total number of outstanding shares of Parent common stock on the date of grant (the “Initial Grant”). The Initial Grant will vest in equal monthly installments over three years following the date of grant, subject to continued service through the applicable vesting date. Furthermore, upon the closing of the mergers and on the date of each annual meeting of stockholders following the completion of the mergers, each non-employee director who is serving as a non-employee director as of the closing of the mergers or who continues as a non-employee director following such meeting, as applicable, will be granted an annual stock option award to purchase a number of shares of Parent common stock equal to 0.061% of the total number of outstanding shares of Parent common stock on the date of grant (the “Annual Grant”). The Annual Grant will vest in full on the earlier of the first anniversary of the date of grant and Parent’s next annual meeting of stockholders, subject to continued service through the applicable vesting date. All outstanding awards granted to non-employee directors will become fully vested and exercisable upon a sale event (as defined in the 2026 Plan).

The grant date fair value of all awards and all other cash compensation paid by Parent to any non-employee director during any one calendar year for services as a non-employee director may not exceed $750,000; provided, however, that such amount shall be $1,000,000 for the calendar year in which the applicable non-employee director is initially elected or appointed to our Board.

We will reimburse all reasonable out-of-pocket expenses incurred by non-employee directors in attending meetings of the Board and committees thereof.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Galera

The following are certain transactions, arrangements and relationships with Galera’s directors, executive officers and stockholders owning 5% or more of the outstanding Galera common stock, or any member of the immediate family of any of the foregoing persons, since January 1, 2024.

Consulting Services from IntellectMap Corporation

Since February 2018, IntellectMap Corporation has provided advisory services to Galera on cybersecurity issues. The chief executive officer of IntellectMap is the brother of J. Mel Sorensen, M.D., Galera’s Chief Executive Officer and a member of the Galera Board. Fees incurred by Galera with respect to IntellectMap during each of the years ended December 31, 2025 and 2024 were $0.2 million.

Director and Officer Indemnification and Insurance

Galera has entered into indemnification agreements with each of its directors and executive officers. These agreements, among other things, require Galera or will require Galera to indemnify each director (and in certain cases their related venture capital funds) and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of Galera, arising out of the person’s services as a director or executive officer.

Nova Pharmaceuticals, Inc. Acquisition

In connection with the acquisition of Nova, Dr. Nancy Chang and Mr. Michael Friedman, now members of the Galera Board, received 1,841.92 and 8,326.269 shares of Galera Series B preferred stock, respectively, in exchange for shares of common stock of Nova held immediately prior to the closing of such acquisition. In April and May 2026, Galera effected the conversion of all of the outstanding Series B preferred stock into a corresponding number of shares of Galera common stock, based on a conversion ratio of 1,000 shares of Galera common stock for each share of Galera Series B preferred stock. Dr. Chang and Mr. Friedman were issued a total of 1,841,919 and 8,326,268 shares of Galera common stock, respectively, in connection with such conversions. In addition to her shares of Galera Series B preferred stock, Dr. Chang also purchased, and was issued, 7,644,932 shares of Galera common stock upon the closing of the 2024 Galera Private Placement (as defined below).

2024 Galera Private Placement

On December 30, 2024, Galera entered into a securities purchase agreement with certain institutional and accredited investors, pursuant to which Galera agreed to issue and sell an aggregate of 44,111,260 shares of Galera common stock and Galera pre-funded warrants at an aggregate purchase price of $2,885,000 (the “2024 Galera Private Placement”). The table below sets forth the number of shares of Galera common stock and Galera pre-funded warrants purchased by Galera’s directors, executive officers or holders of more than 5% of Galera’s capital stock, including entities that became related parties as a result of the 2024 Galera Private Placement:

Related Person	Shares of Galera Common Stock	Galera Pre-Funded Warrants	Aggregate Purchase Price
Nancy Chang	7,644,932	0	$500,000
Affiliates of Ikarian Capital, LLC (1)	7,538,691	23,041,040	$2,000,000

(1)

Consists of: (i) 5,361,517 shares of Galera common stock and 16,386,788 Galera pre-funded warrants held by Ikarian Healthcare Master Fund LP; (ii) 1,620,818 shares of Galera common stock and 4,953,824 Galera pre-funded warrants held by Boothbay Absolute Return Strategies LP; and (iii) 556,356 shares of Galera common stock and 1,700,428 Galera pre-funded warrants held by Boothbay Diversified Alpha Master Fund LP.

2024 PIPE Registration Rights Agreement

Galera and the investors who participated in the 2024 Galera Private Placement entered into a registration rights agreement, dated as of December 30, 2024 (the “2024 PIPE Registration Rights Agreement”), pursuant to which, among other things, Galera agreed to prepare and file a resale registration statement with the SEC within 90 calendar days following the closing of the 2024 Galera Private Placement (the “Filing Deadline”) providing for the resale by the investors in the 2024 Galera Private Placement of the shares of Galera common stock and the shares of Galera common stock underlying the Galera pre-funded warrants held by them. Galera agreed to use commercially reasonable efforts to cause the resale registration statement to be declared effective by the SEC as soon as practicable, but in any event no later than within 30 calendar days of the Filing Deadline (or within 60 calendar days if the SEC reviews the registration statement), subject to specified exceptions and suspension rights as are set forth in the 2024 PIPE Registration Rights Agreement.

Contractor Agreement

In March 2025, Galera entered into an Independent Contractor Agreement with Mr. Friedman (the “Contractor Agreement”) to provide corporate and business development services, with an effective date of January 1, 2025. Mr. Friedman will be paid $10,000 per month for the duration of the Contractor Agreement. The Contractor Agreement has a one-year term, with automatic renewals for successive one-year terms unless earlier terminated. The Contractor Agreement can be terminated by either party upon 30 days’ prior notice. Fees incurred by Galera with respect to Mr. Friedman during the year ended December 31, 2025 were $0.1 million.

Letter Agreement with Joel Sussman

On February 6, 2026, Galera entered into a letter agreement with Joel Sussman, Galera’s Chief Accounting Officer, Treasurer, and Secretary and one of its named executive officers, providing for retention-based cash bonus payments in connection with the timely completion and filing by Galera of certain reporting obligations. Under the agreement, Mr. Sussman is eligible to receive up to $250,000 in aggregate retention bonus payments. Any retention bonuses paid under the agreement will reduce, on a dollar-for-dollar basis, any severance payments Mr. Sussman may otherwise become entitled to under his existing employment agreement. In the event of an involuntary termination of Mr. Sussman’s employment (other than for cause) or if Mr. Sussman terminates for good reason, any unpaid retention bonus will be paid without regard to satisfaction of the applicable conditions.

Settlement of Options for J. Mel Sorensen and Joel Sussman

In connection with the mergers, the ITM Galera Options held by J. Mel Sorensen, Galera’s Chief Executive Officer, and Joel Sussman, Galera’s Chief Accounting Officer, Treasurer, and Secretary, each of whom is a named executive officer, will automatically become fully vested and be converted, at the Galera merger effective time, into net exercised shares of Parent common stock.

Concurrent Financing

On April 14, 2026, Galera entered into the subscription agreement with certain institutional and/or accredited investors, pursuant to which Galera agreed to issue and sell shares of its Series C preferred stock for an aggregate purchase price of $350.0 million (less any proceeds received by Obsidian in connection with a Permitted Obsidian Bridge Financing). In connection with the concurrent financing, Parent and Galera also entered into the 2026 PIPE Registration Rights Agreement with the concurrent financing investors. Pursuant to the 2026 PIPE Registration Rights Agreement, the combined company will prepare and file a resale registration statement with the SEC within 30 calendar days following the closing. The combined company will use its reasonable best efforts to cause such registration statement to become effective at the earliest possible date.

CVR Agreement Advisor

In connection with the mergers, Michael Friedman, a member of the Galera Board, has been proposed to serve as an advisor under the CVR agreement. As of the date of this information statement/prospectus, there has been no discussion of economic terms and no formal agreement has been reached.

Policies and Procedures for Related Person Transactions

The Galera Board has adopted a written Related Person Transaction Policy, setting forth the policies and procedures for the review and approval or ratification of related person transactions. Under the policy, Galera’s finance department is primarily responsible for developing and implementing processes and procedures to obtain information regarding related persons with respect to potential related person transactions and then determining, based on the facts and circumstances, whether such potential related person transactions do, in fact, constitute related person transactions requiring compliance with the policy. If Galera’s finance department determines that a transaction or relationship is a related person transaction requiring compliance with the policy, Galera’s Chief Financial Officer is required to present to Galera’s Audit Committee all relevant facts and circumstances relating to the related person transaction. Galera’s Audit Committee must review the relevant facts and circumstances of each related person transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party and the extent of the related person’s interest in the transaction, take into account the conflicts of interest and corporate opportunity provisions of Galera’s Code of Business Conduct and Ethics, and either approve or disapprove the related person transaction. If advance Galera Audit Committee approval of a related person transaction requiring the Galera Audit Committee’s approval is not feasible, then the transaction may be preliminarily entered into by Galera’s management upon prior approval of the transaction by the chair of the Galera Audit Committee subject to ratification of the transaction by the Galera Audit Committee at the Galera Audit Committee’s next regularly scheduled meeting; provided, that if ratification is not forthcoming, Galera’s management will make all reasonable efforts to cancel or annul the transaction. If a transaction was not initially recognized as a related person transaction, then upon such recognition the transaction will be presented to the Galera Audit Committee for ratification at the Galera Audit Committee’s next regularly scheduled meeting; provided, that if ratification is not forthcoming, Galera’s management will make all reasonable efforts to cancel or annul the transaction. Galera’s management will update the Galera Audit Committee as to any material changes to any approved or ratified related person transaction and will provide a status report at least annually of all then current related person transactions. No Galera director may participate in approval of a related person transaction for which he or she is a related person.

Obsidian

The following is a description of transactions or series of transactions since January 1, 2023, to which Obsidian was or will be a party, in which:

•	the amount involved in the transaction exceeds, or will exceed, the lesser of $120,000 or one percent of the average of Obsidian’s total assets for the last two completed fiscal years; and

•

in which any of Obsidian’s executive officers, directors or holder of five percent or more of any class of our capital stock, including their immediate family members or affiliated entities, had or will have a direct or indirect material interest.

Compensation arrangements for Parent’s named executive officers and directors are described elsewhere in this prospectus under “Executive Compensation of Obsidian” and “Director Compensation of Obsidian” beginning on pages 287 and 300, respectively, of this information statement/prospectus.

Private Placement of Securities

In April 2024, Deep Track Biotechnology Master Fund, Ltd. a holder of five percent or more of Obsidian’s capital stock, purchased shares of Obsidian common stock, par value $0.0001 per share from Obsidian’s former chief legal officer, Lee Giguere, Obsidian’s former chief financial officer, Ryan Daws, and certain of Obsidian’s other former employees, in the amounts of 721,130 shares of Obsidian common stock, 1,349,735 shares of Obsidian common stock, 1,359,135 shares of Obsidian common stock, respectively, in a secondary offering at a purchase price of $1.75 per share for aggregate gross proceeds of approximately $6.0 million.

In September 2024, Soleus Private Equity Fund II, L.P., a holder of Obsidian’s capital stock, purchased shares of Obsidian common stock from a former director, Jason Gardner, and a former employee, in the amounts of 328,750 shares of Obsidian common stock and 175,438 shares of Obsidian common stock, respectively, in a secondary offering at a price purchase price of $1.85 per share for an aggregate gross proceeds of approximately $933,000.

Series C Redeemable Convertible Preferred Stock Financing

In March 2024, Obsidian sold an aggregate of 84,567,145 shares of its Series C redeemable convertible preferred stock at a purchase price of $1.8979 per share for an aggregate purchase price of approximately $160.5 million. The following table summarizes purchases of Obsidian’s Series C redeemable convertible preferred stock by related persons:

Participant	Affiliated Director(s) or Officer(s)	Shares of Series C Redeemable Convertible Preferred Stock	Total Approx. Purchase Price
Entities affiliated with Atlas Venture(1)	Peter Barrett, Ph.D.	4,215,185	$8,000,000
TCG Crossover Fund I, L.P. (2)	Cariad Chester	2,634,490	$4,999,999
Entities affiliated with RA Capital(3)	—	9,220,717	$17,499,999
Deep Track Biotechnology Master Fund, Ltd. (4)	—	9,220,717	$17,499,999
Celgene Corporation(5)	—	2,107,592	$3,999,999

(1)

Atlas Venture Opportunity Fund II, L.P. is affiliated with Atlas Venture Life Science Advisors, LLC, or Atlas Venture. Entities affiliated with Atlas Venture collectively hold five percent or more of Obsidian’s capital stock. Dr. Barrett is a partner at Atlas Venture and a member of the Obsidian Board.

(2)	Such entity holds five percent or more of Obsidian’s capital stock. Mr. Chester is a managing partner at TCG Crossover Fund I, L.P., or TCGX, and a member of the Obsidian Board.
(3)	Entities affiliated with RA Capital Management, L.P., or RA Capital, collectively hold five percent or more of Obsidian’s capital stock.
(4)	Such entity holds five percent or more of Obsidian’s capital stock.
(5)	Such entity holds five percent or more of Obsidian’s capital stock.

Agreements with Our Stockholders

Celgene Corporation

In January 2019, Obsidian entered into a Master Collaboration Agreement with Celgene Corporation and Celgene Switzerland LLC, which was amended in September 2020, December 2021, and October 2022 (the “Celgene Agreement”). In September 2020, Obsidian entered into a First Program Global License Agreement with Celgene Corporation and Celgene Switzerland LLC, Obsidian the Celgene License. Celgene Corporation is a holder of greater than five percent of Obsidian’s capital stock. In connection with the execution of the Celgene Agreement and certain option exercises and extensions under the Celgene Agreement, Obsidian has received an aggregate of $95.0 million since 2019. The Celgene Agreement and Celgene License were each terminated on October 21, 2025 and November 3, 2025, respectively, at which time the collaboration and all rights under the Celgene Agreement and Celgene License were terminated.

Vertex Pharmaceuticals Incorporated

Between August 2021 and March 2024, Vertex Pharmaceuticals Incorporated, or Vertex Pharmaceuticals, was a holder of greater than five percent of Obsidian’s capital stock. In April 2021, Obsidian entered into a four-year collaboration and license arrangement with Vertex Pharmaceuticals (the “Vertex Agreement”). Under the Vertex Agreement, Obsidian conducted in vitro research to discover drug-responsive domain constructs for regulated gene editing. During the term of the collaboration, Vertex Pharmaceuticals held an option to obtain certain rights to develop, manufacture, and commercialize gene editing products discovered under the Vertex Agreement. Over the term of the agreement, Obsidian received an aggregate of $27.5 million in an up-front payment and in consideration for achieving a research milestone for one disease. The Vertex Agreement expired on April 16, 2025, at which time the collaboration and all rights under the Vertex Agreement were terminated.

Agreements with Other Stockholders

In connection with Obsidian’s redeemable convertible preferred stock financings, Obsidian entered into an investors’ rights agreement, voting agreement and right of first refusal and co-sale agreement, in each case, with the purchasers of Obsidian’s redeemable convertible preferred stock and certain holders of Obsidian’s common stock.

Obsidian’s amended and restated investors’ rights agreement (the “Investors’ Rights Agreement”) provides certain holders of Obsidian’s capital stock with the right to demand that Obsidian file a registration statement, subject to certain limitations, and to request that their shares be covered by a registration statement that Obsidian is otherwise filing.

Obsidian’s amended and restated voting agreement (the “Voting Agreement”) provides drag-along rights in respect of sales by certain holders of Obsidian’s capital stock. The Voting Agreement also contains provisions with respect to the elections of the Obsidian Board and its composition. The rights under the Voting Agreement will terminate upon the closing of this mergers.

Obsidian’s amended and restated right of first refusal and co-sale agreement (the “Right of First Refusal and Co-Sale Agreement”) provides for rights of first refusal and co-sale rights in respect of sales by certain holders of Obsidian’s capital stock. The rights under the Right of First Refusal and Co-Sale Agreement will terminate upon the closing of the mergers.

Indemnification Agreements

In connection with the mergers, Parent intends to enter into new agreements to indemnify its directors and executive officers. These agreements will, among other things, require Parent to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines, and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in Parent’s right, on account of any services undertaken by such person on behalf of Parent, or that person’s status as a member of the Parent Board to the maximum extent allowed under Delaware law.

Policies for Approval of Related Party Transactions

Parent will adopt a written related party transactions policy that such transactions must be approved by the Parent Board’s audit committee. This policy will become effective upon the closing of the mergers.

INFORMATION REGARDING PARENT

Business of Parent

The business of Parent will be the combined businesses currently conducted by Galera and Obsidian. Parent plans to continue the product and service lines provided by both Obsidian and Galera. Integration will be executed in several phases. The first phase will focus on enhancing existing and creating new offerings which leverage the opportunities based on the strategic rationale of the business combination. Administrative functions, such as finance and human resources will be evaluated and combined as necessary to efficiently manage the combined business. Go to market resources and processes will be evaluated and combined as needed. Technology platforms and operational systems will be evaluated and integrated as appropriate to support the combined organization. Research and development processes, including preclinical and clinical development workflows, and data analytics capabilities will be assessed to identify opportunities for collaboration and efficiencies across the combined business.

Governance

Headquarters

Following the Galera merger effective time, Parent will be headquartered in Cambridge, Massachusetts.

Officers

J. Mel Sorensen, M.D., is currently the President of Parent and Joel Sussman is currently the Treasurer of Parent. Mr. Sorensen and Mr. Sussman shall tender their resignations as officers of Parent, effective immediately upon, and contingent upon, the consummation of the transactions contemplated by the merger agreement. Immediately following the resignations of Mr. Sorensen and Mr. Sussman and after consummation of the mergers, Madan Jagasia, Chief Executive Officer of Obsidian, will be Chief Executive Officer and President of Parent, Julie Feder, Chief Financial Officer of Obsidian, will be Chief Financial Officer, Treasurer and Secretay of Parent, Dana Alexander, Chief Technical Officer of Obsidian, will be Chief Technical Officer of Parent, Parameswaran Hari, Chief Medical Officer of Obsidian, will be Chief Medical Officer of Parent, and Jennifer Peterson, Chief People Officer of Obsidian, will be Chief People Officer of Parent.

Parent Board

The Parent Board currently consists of J. Mel Sorensen, M.D., and Julie Feder. Dr. Sorensen and Ms. Feder shall tender their resignations as members of the Parent Board, and all committees thereof, effective immediately upon, and contingent upon, the consummation of the transactions contemplated by the merger agreement.

Upon the closing of the mergers, pursuant to the merger agreement and the Parent Charter (as defined below), the Parent Board will consist of six directors, including Madan Jagasia, M.D., M.S., Maria Fardis, Ph.D., Heidi Hagen, Matthew Norkunas, M.D., M.B.A., Robert Ross, M.D. and Peter Barrett, Ph.D. of Obsidian, as listed below.

The following table sets forth the name, age and position of the individuals who will serve as directors of Parent upon the closing of the mergers. The following also includes certain information regarding the individual experience, qualifications, attributes and skills of each individual as well as brief statements of those aspects of their backgrounds that led to conclusion that they are qualified to serve as director of Parent upon the closing of the mergers.

Name	Age	Position
Madan Jagasia, M.D., M.S.	56	Director
Maria Fardis, Ph.D.	58	Director
Peter Barrett, Ph.D.	73	Director
Heidi Hagen, M.B.A.	57	Director
Matthew Norkunas, M.D., M.B.A.	48	Director
Robert Ross, M.D.	52	Director

Madan Jagasia, M.D., M.S., has served as Obsidian’s Chief Executive Officer and a member of the Obsidian Board since January 2023. From August 2020 to January 2023, Dr. Jagasia served in various roles at Iovance Biotherapeutics, Inc. (Nasdaq: IOVA), or Iovance, a biopharmaceutical company, and most recently as Executive Vice President, Medical Affairs. Previously, Dr. Jagasia worked at Vanderbilt University Medical Center since 2001 in various roles and most recently as Chief Medical Officer and Executive Medical Director of the Vanderbilt-Ingram Cancer Center, or VICC, where he co-led the Translational Research and Interventional Oncology Research Program at VICC. Dr. Jagasia holds a M.B.B.S. from the GS Medical College & KEM Hospital and an M.S. and a Master of Management in Health Care Management from Vanderbilt University. We believe Dr. Jagasia is qualified to serve on the Parent Board because of his scientific and professional background, and based on his current role as Chief Executive Officer.

Maria Fardis, Ph.D., M.B.A., is chairperson of the Obsidian Board and has served as a member of the Obsidian Board since October 2021. Dr. Fardis has served as the Chief Executive Officer of Lassen Therapeutics, a biotechnology company, since April 2021 and as a Venture Partner at Frazier Life Sciences Management, L.P., or Frazier, a healthcare investment firm, since September 2021. Dr. Fardis previously served as President and Chief Executive Officer of Iovance and as a member of its board of directors from June 2016 through June 2021. Dr. Fardis previously served as the Chief Operating Officer of Acerta Pharma B.V., a biopharmaceutical company, from January 2015 to March 2016. From April 2011 to December 2014, she worked at Pharmacyclics, Inc. (formerly Nasdaq: PCYC; acquired by AbbVie Inc.) in various roles and most recently served as Chief of Oncology Operations and Alliances. Prior to that, from 2001 to 2011, Dr. Fardis held increasingly senior positions in medicinal chemistry and project and portfolio management at Gilead Sciences, Inc. (Nasdaq: GILD). Dr. Fardis has served on the board of directors of CRISPR Therapeutics AG (Nasdaq: CRSP), a biopharmaceutical company, since June 2022. Dr. Fardis holds a B.S. in chemistry from the University of Illinois, Urbana-Champaign, a Ph.D. in Organic Chemistry from the University of California, Berkeley, and an M.B.A. from Golden Gate University. We believe Dr. Fardis is qualified to serve on the Parent Board because of her experience as an executive in the life sciences industry, extensive experience in drug development, and strong scientific background.

Peter Barrett, Ph.D., has served as a member of the Obsidian Board since September 2015. Since 2002, Dr. Barrett has worked at Atlas Venture, an early-stage life sciences venture capital fund, and is a partner in the life sciences group, where he has been involved in the creation of several therapeutic and drug discovery platform companies. Previously, he was a co-founder, Executive Vice President and Chief Business Officer of Celera Genomics. Dr. Barrett has served as the Chairman of Synlogic, Inc. (Nasdaq: SYBX), a biotechnology company, since 2017 and on the board of directors of Revvity, Inc. (NYSE: RVTY), a life sciences and diagnostics company, since 2012. Dr. Barrett is also on the Advisory Council of the Blavatnik Fellowship program. Dr. Barrett previously served on the board of Larimar Therapeutics, Inc. (Nasdaq: LRMR), a biotechnology company, until 2023, and previously served on the board of Cadent Therapeutics (acquired by Novartis AG), Vitae Pharmaceuticals, Inc. (formerly Nasdaq: VTAE; acquired by Allergan PLC), Stromedix, Inc. (acquired by Biogen Idec), NovaMed Pharmaceuticals, Inc. (acquired by SciClone Pharmaceuticals, Inc.), Alnylam Pharmaceuticals, Inc. (Nasdaq: ALNY), Harbour Antibodies BV (acquired by Harbour BioMed), Momenta Pharmaceuticals, Inc. (Nasdaq: MNTA), Sirion Therapeutics, Inc. (acquired by Alcon Inc. and Bausch + Lomb Corporation), and Archemix (acquired by Baxter International Inc.). In addition, Dr. Barrett is a board member of Nucleate, a student run non-profit organization representing the global community of bio-innovators. Dr. Barrett holds a B.S. in chemistry from Lowell Technological Institute (now known as the University of Massachusetts, Lowell) and a Ph.D. in analytical chemistry from Northeastern University. We believe Dr. Barrett is qualified to serve on the Parent Board because of his extensive experience in the life sciences industry.

Heidi Hagen, M.B.A., has served as a member of Obsidian’s Board since November 2021. Ms. Hagen has over 30 years of experience in the Biotechnology Industry primarily as an operations executive. Ms. Hagen has served as a member of the board of directors of Vericel Corporation (Nasdaq: VCEL; formerly known as Aastrom Biosciences, Inc.), a biopharmaceutical company, since August 2013. Ms. Hagen also serves as a member of the board of directors of Dimension Bio, Applied StemCell, Inc., and A-Alpha Bio, Inc. She previously served as the Chief Technical Officer of Sonoma Biotherapeutics, Inc., a biotechnology company, from November 2021 to June 2023. Prior to that, Ms. Hagen served as the Interim Chief Executive Officer and member of the board of directors of Ziopharm Oncology, Inc. (formerly Nasdaq: ZIOP; now Alaunos Therapeutics, Inc.), a biopharmaceutical company, from 2019 to 2021. Ms. Hagen also co-founded Vineti, Inc., a software platform company for cell and gene therapy supply chain management, where she served as Advisor and Chief Strategy Officer from 2015 to 2021. Prior to those experiences, Ms. Hagen was Senior Vice President of Operations at Dendreon (2002 to 2012) where she oversaw the commercialization of the first active cellular therapy, Provenge. And, she held various operational and project management roles at Immunex Corporation from 1993 to 2002. Ms. Hagen holds a B.S. in cell biology, an M.S. in bioengineering, and an M.B.A. from the University of Washington. We believe Ms. Hagen is qualified to serve on the Parent Board because of her significant leadership experience in the biopharmaceutical industry.

Matthew Norkunas, M.D., M.B.A., has served as a member of the Obsidian Board since April 2023. Since January 2025, Dr. Norkunas has served as the Chief Financial Officer and President of Tubulis, Inc., a biotechnology company. From July 2020 to January 2025, Dr. Norkunas served as the Chief Financial Officer of Generation Bio Co. (formerly Nasdaq: GBIO; acquired by XOMA Royalty Corporation), a genetics medicine company. Previously, Dr. Norkunas served as the Chief Financial Officer and Head of Corporate and Business Development at SomaLogic, Inc. (acquired by Illumina, Inc.), a protein biomarker discovery and clinical diagnostics company, from February 2016 to June 2020. From July 2012 to January 2016, Dr. Norkunas served as a senior equity analyst at Marsico Capital Management, LLC, an investment company, where he served as the firm’s primary health care investment specialist. Dr. Norkunas began his career as a practicing anesthesiologist. Dr. Norkunas holds a B.A. from St. Mary’s College of Maryland, an M.D. from University of Maryland School of Medicine, and an M.B.A. from Columbia Business School. We believe Dr. Norkunas is qualified to serve on the Parent Board because of his significant financial experience of biotechnology companies and clinical background.

Robert Ross, M.D., has served as a member of the Obsidian Board since September 2020. Since November 2023, Dr. Ross has served as the Chief Executive Officer of Clasp Therapeutics, Inc., a pharmaceutical company. Prior to that, Dr. Ross served as the Chief Executive Officer and a member of board of directors of Surface Oncology, Inc. (formerly Nasdaq: SURF; acquired by Coherus BioSciences, Inc.), an immuno-oncology company, from April 2021 until July 2023 and had previously served as the Chief Medical Officer from October 2016 to March 2021. Dr. Ross served as Head of Oncology at bluebird bio, Inc. (formerly Nasdaq: BLUE; now Genetix Biotherapeutics, Inc.) from October 2015 to October 2016, Senior Vice President of Clinical Development and Pharmacovigilance from January 2015 to October 2016, and Vice President of Clinical Development from October 2012 to January 2015. Prior to that, he worked at Infinity Pharmaceuticals, Inc. from October 2007 to October 2012. Dr. Ross was a Fellow in Medical Oncology and a faculty member at the Dana Farber Cancer Institute from July 2003 to August 2007, and then maintained a clinical practice at Dana Farber Cancer Institute from August 2007 to October 2015. Dr. Ross has served on the board of directors of Xilio Therapeutics, Inc. (Nasdaq: XLO), a biotechnology company, since June 2022. Dr. Ross holds a B.S. in Biological Sciences and a B.A. in Philosophy from Stanford University, an M.S. in Medical Science as part of the Clinical Investigator Training Program from Harvard Medical School, and an M.D. from Columbia University College of Physicians and Surgeons. He completed his residency training in Internal Medicine at the University of California, San Francisco. We believe that Dr. Ross is qualified to serve on the Parent Board because of his extensive executive experience in the life science industry and clinical background.

Classified Board of Directors

In accordance with Parent’s amended and restated certificate of incorporation (the “Parent Charter”) and amended and restated bylaws (the “Parent Bylaws”), the Parent Board is divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. The Parent Board will be divided among the three classes as follows:

•	the Class I director is Peter Barrett, Ph.D., and his term will expire at our first annual meeting of stockholders following the mergers;

•	the Class II directors are Matthew Norkunas, M.D., M.B.A. and Heidi Hagen and their terms will expire at our second annual meeting of stockholders following the mergers; and

•	the Class III directors are Madan Jagasia, M.D., M.S., Maria Fardis, M.D., M.S., and Robert Ross, M.D., and their terms will expire at the third annual meeting of stockholders following the mergers.

The Parent Charter and the Parent Bylaws provide that the authorized number of directors may be changed only by resolution of the Parent Board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of the Parent Board into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of Parent. Parent directors may be removed only for cause by the affirmative vote of the holders of at least a majority of the shares of stock entitled to vote in the election of the director or directors to be so removed.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Leadership Structure

The Parent Board will be chaired by Maria Fardis, Ph.D.

Role of the Parent Board in Risk Oversight

One of the key functions of the Parent Board will be the informed oversight of its risk management process. The Parent Board will not have a standing risk management committee, but rather administer this oversight function directly through the Parent Board as a whole, as well as through various standing committees that address risks inherent in their respective areas of oversight. In particular, the Parent Board will be responsible for monitoring and assessing strategic risk exposure and the audit committee will have the responsibility to consider and discuss major financial risk exposures and the steps management takes to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will monitor compliance with legal and regulatory requirements. The nominating and corporate governance committee will monitor the effectiveness of Parent’s corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. The compensation committee will assess and monitor whether any of Parent’s compensation policies and programs has the potential to encourage excessive risk-taking. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, the entire Parent Board will be regularly informed through committee reports about such risks.

Board Committees

The Parent Board currently has an established nominating and corporate governance committee, which operates pursuant to a written charter adopted by the Parent Board. The Parent Board will adopt an amended and restated nominating and corporate governance committee charter, which will be effective upon the closing of the mergers.

Upon the closing of the mergers, the Parent Board will have three standing committees: audit, compensation and nominating and corporate governance, each of which will operate under a written charter. A copy of each of the audit committee, compensation committee and nominating and corporate governance committee charters will be available under the Corporate Governance section of Parent’s website at www.obsidiantx.com. The reference to Parent’s website address does not constitute incorporation by reference of the information contained at or available through Parent’s website, and you should not consider it to be a part of this information statement/prospectus.

Audit Committee

The audit committee’s responsibilities will include:

•	appointing, approving the compensation of, and assessing the independence of Parent’s registered public accounting firm;

•	overseeing the work of Parent’s registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and the registered public accounting firm Parent’s annual and quarterly financial statements and related disclosures;

•	coordinating the Parent Board’s oversight of our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing Parent’s risk management policies;

•	meeting independently with Parent’s internal auditing staff, if any, registered public accounting firm and management;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by SEC rules.

The members of Parent’s audit committee will be Matthew Norkunas, M.D., M.B.A., Peter Barrett, Ph.D., and Maria Fardis, Ph.D. Dr. Norkunas will serve as the chairperson of the committee. All members of the audit committee meet the requirements for financial literacy under the applicable Nasdaq rules. The Parent Board has determined that each of Dr. Norkunas, Dr. Barrett and Dr. Fardis meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable Nasdaq rules. The Parent Board has determined that Dr. Norkunas is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules.

Compensation Committee

The compensation committee’s responsibilities will include:

•	reviewing and approving, or recommending for approval by the Parent Board, the compensation of the Chief Executive Officer and other executive officers;

•	overseeing and administering cash and equity incentive plans;

•	reviewing and making recommendations to the Parent Board with respect to director compensation; and

•	preparing the annual compensation committee report required by SEC rules, to the extent required.

The members of Parent’s compensation committee will be Robert Ross, M.D., Maria Fardis, Ph.D., and Heidi Hagen. Ms. Hagen will serve as the chairperson of the committee. The Parent Board has determined that each of Dr. Ross, Dr. Fardis and Ms. Hagen is independent under the applicable Nasdaq rules, including the Nasdaq rules specific to membership on the compensation committee, and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee’s responsibilities will include:

•	identifying individuals qualified to become board members;

•	recommending to the Parent Board the persons to be nominated for election as directors and to each board committee;

•

developing and recommending to the Parent Board corporate governance guidelines, and reviewing and recommending to the Parent Board proposed changes to the Parent corporate governance guidelines from time to time; and

•	overseeing a periodic evaluation of the Parent Board.

The members of Parent’s nominating and corporate governance committee will be Heidi Hagen, Peter Barrett, Ph.D., and Robert Ross, M.D.. Ms. Hagen will serve as the chairperson of the committee. The Parent Board has determined that Ms. Hagen, Dr. Barrett and Dr. Ross are independent under the applicable Nasdaq rules.

Compensation Committee Interlocks and Insider Participation

No proposed member of our compensation committee is or has been our current or former officer or employee. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director or member of our compensation committee during the last completed fiscal year.

Code of Ethics and Code of Conduct

Parent has adopted a written code of business conduct and ethics that applies to its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon the closing of the mergers, the code of business conduct and ethics will be available under the Corporate Governance section of Parent’s website at www.obsidiantx.com. In addition, Parent intends to post on its website all disclosures that are required by law or the listing standards of the Nasdaq concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through Parent’s website, and you should not consider it to be a part of this information statement/prospectus.

Director Compensation

Directors who are also our employees will not receive compensation for their service on the Parent Board. Parent’s non-employee directors will receive equity compensation for their service on the Parent Board.

The Parent Board will periodically review the director compensation program and may revise the compensation arrangements for directors from time to time.

Limitations of Liability and Indemnification

The Parent certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the DGCL and provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. However, these provisions do not eliminate or limit the liability of any Parent directors:

•	for any breach of the director’s duty of loyalty to Parent or Parent stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for voting for or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of Parent directors will be further limited to the greatest extent permitted by the DGCL.

In addition, the Parent certificate of incorporation, provides that Parent must indemnify Parent directors and officers and Parent must advance expenses, including attorneys’ fees, to Parent directors and officers in connection with legal proceedings, subject to very limited exceptions.

Parent maintains a general liability insurance policy that covers specified liabilities of Parent directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Some of Parent’s non-employee directors may, through their relationships with their employers, be insured or indemnified against specified liabilities incurred in their capacities as members of Parent Board.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Equity Compensation Plans

The 2026 Equity Incentive Plan was adopted by the Parent Board and approved by Parent’s sole stockholder on June 30, 2026, and will become effective immediately preceding the closing of the mergers. Parent shall file with the SEC a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent common stock issuable with respect to the 2026 Equity Incentive Plan.

Implications of Being an Emerging Growth Company

Parent qualifies as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, enacted in April 2012, as amended (the “JOBS Act”). An emerging growth company may take advantage of specific reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•

being permitted to present only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	reduced disclosure about our executive compensation arrangements;

•	not being required to hold advisory votes on executive compensation or to obtain stockholder approval of any golden parachute arrangements not previously approved;

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

•

an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on financial statements.

Parent may take advantage of these provisions until the last day of its fiscal year following the fifth anniversary of the completion of the mergers. However, if certain events occur prior to the end of such five-year period, including if Parent becomes a large accelerated filer, its annual gross revenue exceeds $1.235 billion or it issues more than $1.0 billion of non-convertible debt in any three-year period, it will cease to be an emerging growth company prior to the end of such five-year period.

Parent has elected to take advantage of certain of the reduced disclosure obligations in the Registration Statement of which this information statement/prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that Parent provides to its stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Parent has elected to take advantage of this extended transition period.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF PARENT

The following table sets forth certain information regarding beneficial ownership of Parents’s common stock immediately after consummation of the concurrent financing and the mergers, assuming the consummation of the mergers occurred on May 19, 2026 for: each stockholder expected by Galera and Obsidian to become the beneficial owner of more than 5% of the combined company’s outstanding common stock, each person expected to be a named executive officer of the combined company, each person expected to be a director of the combined company, and all of the combined company’s expected directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power with respect to the securities as well as any shares of common stock that the individual or entity has the right to acquire within 60 days of May 19, 2026 upon the exercise of stock options or other rights. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as noted by footnote, and subject to community property laws where applicable, Galera and Obsidian believe, based on the information provided to them, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

The table lists applicable percentage ownership based on 61,595,784 shares of common stock of Parent expected to be outstanding upon consummation of the mergers, after giving effect to the concurrent financing and giving effect to the anticipated Galera Reverse Stock Split. The number of shares beneficially owned includes shares of common stock that each person has the right to acquire within 60 days, including upon the exercise of stock options and the vesting of restricted stock units. These stock options and restricted stock units shall be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the combined company’s common stock expected to be owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the combined organization’s common stock expected to be owned by any other person.

Immediately after the merger, former Galera securityholders as of immediately prior to the mergers, excluding shares of common stock purchased in the concurrent financing, are expected to own approximately 1.29% of the outstanding shares of capital stock of Parent, former Obsidian securityholders are expected to own approximately 53.46% of the outstanding shares of capital stock of Parent and shares of common stock issued in the concurrent financing are expected to represent approximately 45.25% of the outstanding shares of capital stock of the Parent, subject to certain assumptions, including, but not limited to, Galera’s net cash as of closing, which is currently estimated to be $(2.00) million at closing. The table below assumes that, based on Galera’s and Obsidian’s capitalization as of May 19, 2026: (i) the Galera exchange ratio is estimated to be equal to approximately 0.7515 shares of Parent common stock, after giving effect to the anticipated Galera Reverse Stock Split, and (ii) the Obsidian exchange ratio is estimated to be equal to approximately 0.1375 shares of Parent common stock. The estimated exchange ratio for was derived on a fully-diluted basis as of May 19, 2026 per the terms and conditions of the merger agreement, using a stipulated value of Galera of approximately $10.00 million (including the concurrent financing) and of Obsidian of approximately $413.5 million.

	Beneficial Ownership After the Merger
Name of Beneficial Owner	Number	Percent
5% or Greater Stockholders:
Entities affiliated with RA Capital (1)	5,940,861	9.64%
Entities affiliated with Atlas Venture (2)	4,478,315	7.27%
Deep Track Biotechnology Master Fund, Ltd. (3)	3,301,283	5.36%
Novo Holdings A/S (4)	3,115,637	5.06%

Directors and Named Executive Officers:
Madan Jagasia, M.D., M.S. (5)	1,183,220	1.88%
Parameswaran Hari, M.D., M.S. (6)	318,028	*
Dana Alexander, M.B.A. (7)	183,896	*
Maria Fardis, Ph.D., M.B.A. (8)	133,891	*
Heidi Hagen, M.B.A. (9)	47,953	*
Matthew Norkunas, M.D., M.B.A. (10)	25,781	*
Robert Ross, M.D. (11)	59,984	*
Peter Barrett, Ph.D. (12)	4,478,315	7.27%
All executive officers and directors as a group (9 persons) (13)	6,431,068	10.40%

*	Represents beneficial ownership of less than 1%.
(1)

Consists of 5,940,861 shares of Parent common stock held by entities affiliated with RA Capital Management, L.P. RA Capital Management, L.P., is the investment manager for RA Capital Nexus Fund II, L.P., and RA Capital Healthcare Fund, L.P. Peter Kolchinsky, Ph.D. and Rajeev Shah are the managing members of RA Capital Management GP, LLC. Each of Dr. Kolchisky and Mr. Shah disclaims beneficial ownership of the securities held by RA Capital Nexus Fund II, L.P., and RA Capital Healthcare Fund, L.P., except to the extent of any pecuniary interest therein, if any. The address of RA Capital Nexus Fund II, L.P., and RA Capital Healthcare Fund, L.P., is 200 Berkeley Street, 18th Floor, Boston MA 02116.

(2)

Consists of 4,478,315 shares of Parent common stock held by entities affiliated with Atlas Venture Fund. The general partner of Atlas I is Atlas Venture Associates Opportunity I, L.P., or AVAO I, and the general partner of AVAO I is Atlas Venture Associates Opportunity I, LLC, or AVAO I LLC. The general partner of Atlas II is Atlas Venture Associates Opportunity II, L.P., or AVAO II, and the general partner of AVAO II is Atlas Venture Associates Opportunity II, LLC, or AVAO II LLC. The general partner of Atlas X is Atlas Venture Associates X, L.P., or AVA X, and the general partner of AVA X is Atlas Venture Associates X, LLC, or AVA X LLC. Kevin Bitterman, Ph.D., is a member of AVAO I LLC and AVAO II LLC. Michael Gladstone is a member of AVAO II LLC. Bruce Booth, D.Phil., David Grayzel, M.D., Jean-Francois Formela, M.D. and Jason Rhodes are members of AVA X LLC, AVAO I LLC and AVAO II LLC. Dr. Peter Barrett is a member of AVA X LLC. By virtue of these relationships, each of AVA X, AVA X LLC, AVAO I, AVAO I LLC, AVAO II, AVAO II LLC may be deemed to beneficially own the shares held by Atlas I or Atlas II or Atlas X. Dr. Bitterman, Dr. Booth, Dr. Grayzel, Dr. Formela and Mr. Rhodes may be deemed to beneficially own the shares held by Atlas I and Atlas II. Mr. Gladstone may be deemed to beneficially own the shares held by Atlas II. Dr. Barrett, Dr. Booth, Dr. Grayzel, Dr. Formela and Mr. Rhodes may be deemed to beneficially own the shares held by Atlas X. The address of Atlas I, Atlas II, Atlas X, AVAO I, AVAO I LLC, AVAO II, AVAO II LLC, AVA X and AVA X LLC is 300 Technology Square, 8th Floor, Cambridge, MA 02139.

(3)

Consists of 3,301,283 shares of Parent common stock held by Deep Track Biotechnology Master Fund, Ltd. (“Deep Track”). The address of Deep Track is 200 Greenwich Avenue, 3rd Floor, Greenwich, CT 06830.

(4)	Consists of 3,115,637 shares of Parent common stock held by Novo Holdings A/S. The address of Novo Holdings A/S is Tuborg Havnevej 19, DK 2900, Hellerup, Denmark.
(5)	Consists of options to purchase 1,183,220 shares of Parent common stock that are exercisable within 60 days of May 19, 2026.
(6)	Consists of options to purchase 318,028 shares of Parent common stock that are exercisable within 60 days of May 19, 2026.

(7)	Consists of options to purchase 183,896 shares of Parent common stock that are exercisable within 60 days of May 19, 2026.
(8)	Consists of options to purchase 133,891 shares of Parent common stock that are exercisable within 60 days of May 19, 2026.
(9)	Consists of options to purchase 47,953 shares of Parent common stock that are exercisable within 60 days of May 19, 2026.
(10)	Consists of (i) 4,254 shares of Parent common stock and (ii) options to purchase 21,527 shares of Parent common stock that are exercisable within 60 days of May 19, 2026.
(11)	Consists of options to purchase 59,984 shares of Parent common stock that are exercisable within 60 days of May 19, 2026.
(12)

Consists of 4,478,315 shares of Parent common stock held by entities affiliated with Atlas Venture Fund. Dr. Barrett disclaims Section 16 beneficial ownership of the securities held by Atlas X, except to the extent of his pecuniary interest therein, if any.

(13)	Consists of (i) 4,478,315 shares of Parent common stock and (vi) options to purchase 1,952,753 shares of Parent common stock that are exercisable within 60 days of May 19, 2026.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

On April 14, 2026, Galera, Parent, Obsidian, Merger Sub 1 and Merger Sub 2 entered into the merger agreement, providing for (1) the merger of Merger Sub 1 with and into Obsidian, with Obsidian surviving the Obsidian merger as the surviving corporation and a wholly-owned subsidiary of Parent and (2) immediately following the effective time of the Obsidian merger, the merger of Merger Sub 2 with and into Galera, with Galera surviving the Galera merger as the surviving corporation and a wholly-owned subsidiary of Parent.

Also on April 14, 2026, Galera entered into the subscription agreement with certain investors, pursuant to which Galera has agreed to sell, and such investors have agreed to purchase, shares of Galera’s Series C preferred stock for an aggregate purchase price of approximately $350.0 million (less any proceeds received by Obsidian in connection with a Permitted Obsidian Bridge Financing), prior to the closing of the mergers. The closing of the concurrent financing is conditioned upon the satisfaction or waiver of each of the conditions to the closing of the mergers (other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the merger agreement), as well as certain other conditions.

The merger agreement provides that, (1) prior to the effective time of the Galera merger, all of the outstanding shares of Galera preferred stock, as well as the Galera pre-funded warrants, will be converted into Galera common stock and (2) prior to the effective time of the Obsidian merger, all of the outstanding shares of Obsidian preferred stock, as well as the Obsidian Banc of California, Inc. warrants will be converted into Obsidian common stock.

At the Obsidian merger effective time, each outstanding share of Obsidian common stock (including those resulting from the conversion of the Obsidian preferred stock, the Obsidian Banc of California, Inc. warrants, and Obsidian common stock issued in connection with any interim permitted financings, but excluding dissenting shares and certain excluded shares as described in this information statement/prospectus) will be converted into the right to receive a number of shares of Parent common stock calculated as described in this information statement/prospectus.

Immediately following the effective time of the Obsidian merger, at the Galera merger effective time, each outstanding share of Galera common stock (including those resulting from the conversion of the Galera preferred stock and the Galera pre-funded warrants, but excluding dissenting shares and certain excluded shares as described in this information statement/prospectus) will be converted into the right to receive a number of shares of Parent common stock calculated as described in this information statement/prospectus.

Galera Reverse Stock Split

Prior to the closing of the mergers and after the effectiveness of the registration statement of which this information statement/prospectus forms a part, Galera will effect a Galera Reverse Stock Split to be effective at such time and date, if at all, as determined by the Galera Board in its sole discretion. For presentation purposes only, the unaudited pro forma condensed combined financial statements assume a Galera Reverse Stock Split at a ratio of 1-for-200.

While Parent will be the legal acquirer, Obsidian will be deemed to be the accounting acquirer of Galera. The acquisition of Galera will be accounted for as an asset acquisition as it is anticipated that Galera will not meet the definition of business as defined within Accounting Standard Codification Topic 805, Business Combinations (“ASC 805”) as Galera only has inputs and no substantive processes or outputs at the time of acquisition. The Galera assets acquired will be measured based on the estimated fair value of the consideration to be paid, inclusive of direct transactions costs. The Galera IPR&D is expected to have no alternative future use to the continuing company and will be immediately expensed upon completion of the mergers. The unaudited pro forma condensed combined financial information set forth below primarily gives effect to the following:

•	consummation of the Galera Reverse Stock Split by Galera stockholders;

•	consummation of the concurrent financing immediately prior to the closing;

•	consummation of the merger between Obsidian and Merger Sub 1 at the closing;

•	consummation of the merger between Galera and Merger Sub 2 at the closing;

•	the conversion of Galera common stock and Galera preferred stock into Parent common stock;

•	the conversion of Obsidian common stock and Obsidian preferred stock into Parent common stock; and

•	the application of asset acquisition accounting in connection with the mergers.

The percentage of the combined company that pre-closing Galera security holders will own as of the closing of the Mergers is subject to adjustment based on the valuation of Galera immediately prior to the closing. The valuation of Galera is subject to a dollar-for-dollar adjustment if Final Galera net cash (as defined in the merger agreement) is above or below the Galera target net cash of $1.8 million, provided that any Permitted Galera Bridge Financing will not cause the Final Galera net cash (as defined in the merger agreement) to exceed $1.8 million.

For every $200,000 decrease in the Final Galera net cash (as defined in the merger agreement) below $(2.00) million, pre-closing Galera security holders (other than those investors participating in the concurrent financing) would own approximately 2.5 basis points (or two and one half hundredths of a percentage point) less, and pre-closing Obsidian security holders and investors in the concurrent financing, collectively, would own approximately 2.5 basis points (or two and one half hundredths of a percentage point) more, of the outstanding shares of Parent common stock at closing. Final Galera net cash as defined in the merger agreement can be, and likely will be, a negative number and the amount of the adjustment described above is not capped. As an illustration, if the Final Galera net cash is ($2.00) million, the valuation of Galera would be $10.00 million, and (assuming gross proceeds of $350.0 million from the concurrent financing), the pre-closing Galera security holders (other than the investors participating in the concurrent financing) would own approximately 1.29% of the combined company, the pre-closing Obsidian security holders would own approximately 53.46% of the combined company, and investors in the concurrent financing would own approximately 45.25% of the combined company.

The unaudited pro forma condensed combined balance sheet assumes that the mergers and concurrent financing took place on March 31, 2026, and combines the historical balance sheets of Galera and Obsidian as of such date. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2026 and the year ended December 31, 2025 assume that the mergers took place as of January 1, 2025, and combines the historical results of Galera and Obsidian for the three months ended March 31, 2026 and the year ended December 31, 2025. The unaudited pro forma condensed combined financial information was prepared pursuant to the rules and regulations of Rule 8-05 and Article 11 of SEC Regulation S-X.

The unaudited pro forma condensed combined financial information, including the notes thereto, should be read in conjunction with the separate historical financial statements of Galera and Obsidian, and their respective management’s discussion and analysis of financial condition and results of operations, included elsewhere in this information statement/prospectus.

The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. The pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed including but not limited to changes in Galera’s assets and liabilities, additional financing, additional direct and incremental offering costs and the contemplated Galera Reverse Stock Split. Adjustments have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final accounting expected to be completed after the closing may occur, and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is not necessarily indicative of the financial position or results of operations in the future periods or the result that actually would have been realized had Galera and Obsidian been a combined organization during the specified period. The actual results reported in periods following the mergers may differ significantly from those reflected in the unaudited condensed combined pro forma financial information presented herein for a number of reasons, including, but not limited to, differences in the assumptions used to prepare this unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of March 31, 2026

(in thousands, except per share data)

	Obsidian Therapeutics, Inc.	Galera Therapeutics, Inc.	Transaction Adjustments	Notes	Pro Forma Combined
ASSETS	(historical)	(historical)
Current assets:
Cash and cash equivalents	$26,439	$5,500	$329,423	A	$351,573
			(1,668)	B
			(8,121)	C
Marketable securities	32,317	—	—		32,317
Prepaid expenses and other current assets	5,284	563	(2,465)	D	3,382

Total current assets	64,040	6,063	317,169		387,272
Property and equipment, net	1,572	—	—		1,572
Right-of-use assets	3,520	—	—		3,520
Restricted cash and other assets	1,004	101	—		1,105

Total assets	$70,136	$6,164	$317,169		$393,469

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$738	$699	$(274)	E	$1,163
Accrued expenses and other current liabilities	11,960	442	(2,138)	F	10,264
Operating lease liabilities, current portion	2,522	—	—		2,522
Financing lease liabilities	8	—	—		8

Total current liabilities	15,228	1,141	(2,412)		13,957
Operating lease liabilities, net of current portion	1,074	—	—		1,074
Other non-current liabilities	3	—	(3)	G	—

Total liabilities	16,305	1,141	(2,415)		15,031

Redeemable convertible preferred stock	330,028	4,295	(330,028)	H	—
			(4,295)	I
Stockholders’ equity (deficit):
Common stock	2	75	(75)	I	62
			29	H
			1	J
			1	K
			29	A
Additional paid-in capital	39,374	309,573	(304,550)	I	710,114
			329,999	H
			3	G
			(1)	J
			8,787	K
			329,394	A
			(2,465)	D
Accumulated other comprehensive loss	(5)	—			(5)
Accumulated deficit	(315,568)	(308,920)	308,920	I	(331,733)
			(1,668)	B
			(5,709)	C
			(8,788)	K

Total stockholders’ equity (deficit)	(276,197)	728	653,907		378,438

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$70,136	$6,164	$317,169		$393,469

See accompanying notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2026

(in thousands, except share and per share data)

	Obsidian Therapeutics, Inc.	Galera Therapeutics, Inc.	Transaction Adjustments	Notes	Pro Forma Combined
Operating expenses:
Research and development	15,732	15	—		15,747
General and administrative	4,548	1,640	—		6,188

Total operating expenses	20,280	1,655	—		21,935

Loss from operations	(20,280)	(1,655)	—		(21,935)
Interest and other income	647	49	—		696

Net loss	$(19,633)	$(1,606)	$—		$(21,239)

Net loss attributable to common stockholders, basic and diluted	$(19,633)	$(726)	$(880)	BB	$(21,239)

Net loss per share of common, basic and diluted	$(1.11)	$(0.01)			$(0.35)

Weighted-average shares of common stock outstanding, basic and diluted	17,672,957	98,503,430	(55,204,554)	CC	60,971,833

Net loss attributable to Series B redeemable convertible preferred stockholders, basic and diluted		$(880)	880	DD	$—

Net loss per share of Series B redeemable convertible preferred stock, basic and diluted		$(7.37)	$7.37	DD	$—

Weighted-average shares of Series B redeemable convertible preferred stock outstanding, basic and diluted		119,318	(119,318)	DD	—

See accompanying notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2025

(in thousands, except share and per share data)

	Obsidian Therapeutics, Inc.	Galera Therapeutics, Inc.	Transaction Adjustments	Notes	Pro Forma Combined
Operating expenses:
Research and development	86,113	349	—		86,462
General and administrative	19,554	5,693	(69)	AA	25,178
Gain on sale of dismutase mimetics assets	—	(3,500)	—		(3,500)

Total operating expenses	105,667	2,542	(69)		108,140

Loss from operations	(105,667)	(2,542)	69		(108,140)
Other income (expense):
Interest and other income	5,060	248	—		5,308
Gain on extinguishment of debt	—	151,049	—		151,049
Change in fair value of warrant liability	—	294	—		294

Total other expense	5,060	151,591	—		156,651

Net loss	$(100,607)	$149,049	$69		$48,511

Net income (loss) attributable to common stockholders, basic and diluted	$(100,607)	$63,524	$76,948	BB	$39,865

Net loss per share of common, basic and diluted	$(7.22)	$0.64			$0.65

Weighted-average shares of common stock outstanding, basic and diluted	13,935,769	98,503,430	(51,007,003)	CC	61,432,196

Net income attributable to Series B redeemable convertible preferred stockholders, basic and diluted		$76,948	(76,948)	DD	$—

Net income per share of Series B redeemable convertible preferred stock, basic and diluted		$644.89	$(644.89)	DD	$—

Weighted-average shares of Series B redeemable convertible preferred stock outstanding, basic and diluted		119,318	(119,318)	DD	—

See accompanying notes to the unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1—Description of the Transactions

On April 14, 2026, Galera, Obsidian, Merger Sub 1, Merger Sub 2, and Parent entered into the merger agreement, pursuant to which (i) Merger Sub 1 will merge with and into Obsidian and Obsidian will become a wholly-owned subsidiary of Parent and (ii) Merger Sub 2 will merge with and into Galera and Galera will become a wholly-owned subsidiary of Parent, with Parent acting as the parent company for the combined businesses of Obsidian and Galera. Obsidian and Galera have historical operating businesses, and Parent was incorporated to be the parent company, following the closing.

While Parent will be the legal acquirer, Obsidian will be deemed to be the accounting acquirer of Galera. The acquisition of Galera will be accounted for as an asset acquisition as it is anticipated that Galera will not meet the definition of business as Obsidian will only be acquiring inputs from Galera and no substantive processes or outputs at the time of acquisition. In addition, it is anticipated that the estimated fair value of any acquired rights from Galera to future regulatory or sales milestones payments, as discussed in more detail below, will be immaterial at the time of acquisition. The Galera assets acquired will be measured based on the estimated fair value of the consideration to be paid, inclusive of direct transactions costs. The Galera IPR&D is expected to have no alternative future use to the continuing company and will be immediately expensed upon completion of the mergers.

Anticipated Galera Reverse Stock Split

Prior to the closing of the mergers and after the effectiveness of the registration statement of which this information statement/prospectus forms a part, Galera will effect the Galera Reverse Stock Split to be effective at such time and date, if at all, as determined by the Galera Board in its sole discretion. For presentation purposes only, the unaudited pro forma condensed combined financial statements assume a Galera Reverse Stock Split at a ratio of 1-for-200. The final Galera Reverse Stock Split ratio, when determined, may materially affect per share data, capitalization and pro forma ownership.

The following table provides a pro forma summary of the Parent common stock that would be outstanding, on a fully diluted basis, under each of the following Galera Reverse Stock Split scenarios. The following table is presented for illustrative purposes only and the resulting number of outstanding shares of Parent common stock may be different from that achieved by the final Galera Reverse Stock Split that is determined in connection with the closing of the mergers.

	75-to-1		100-to-1		200-to-1
	Shares	%	Shares	%	Shares	%
Galera stockholders	2,423,859	1.4%	1,817,894	1.4%	908,947	1.4%

Obsidian stockholders	98,566,704	55.1%	73,925,028	55.1%	36,962,514	55.1%

Investors in concurrent financing	77,777,779	43.5%	58,333,334	43.5%	29,166,667	43.5%

Total shares of Parent common stock outstanding, fully diluted	178,768,342	100.0%	134,076,256	100.0%	67,038,128	100.0%

Anticipated Concurrent Financing

Concurrent with the execution and delivery of the merger agreement, Galera and certain investors executed the subscription agreement, pursuant to which such investors agreed to purchase shares of Galera Series C preferred stock immediately prior to the closing, for aggregate gross cash proceeds of $350.0 million (less any proceeds received by Obsidian in connection with a Permitted Obsidian Bridge Financing) before commissions and estimated expenses.

Employment Arrangements

The employment agreements for Galera employees include entitlement to change in control payments for certain executives and severance for certain non-executives, which is expected to be treated as pre-merger compensation expense of Galera and reflected as a reduction in cash of Galera. To the extent such severance costs and any other termination costs are not settled in cash by Galera prior to closing, they will be assumed by the combined company at closing and adjusted through Galera’s valuation.

CVRs

Prior to the Galera merger effective time, Parent and Obsidian will enter into the CVR agreement with the Rights Agent, pursuant to which Galera stockholders of record as of the close of business on the last business day prior to the Galera merger effective time (but, for clarity, after the conversion of all Galera Series B preferred stock into Galera common stock and before the issuance of any Galera Series C preferred stock) will receive CVRs representing the right to receive contingent cash payments upon the occurrence of certain events. There are two types of CVRs: (i) one CVR with respect to the Legacy Product Agreement and (ii) one CVR with respect to the Supportive-Care Product Agreement, for each such share of Galera common stock. The CVRs with respect to the Legacy Product Agreement relate to tilarginine, Galera’s legacy product candidate, and entitle holders to receive a pro rata portion of 80% of the net proceeds received by Parent or its affiliates under any Legacy Product Agreement during the applicable CVR period, with such period expiring on the fifth anniversary of the closing. The CVRs with respect to the Supportive-Care Product Agreement relate to GC4419, GC4711 and related compounds, and entitle holders to receive a pro rata portion of 95% of the CVR Proceeds received by Parent or its affiliates under the Supportive-Care Agreement during the applicable CVR period, with such period expiring on the tenth anniversary of the closing. In each case, each holder will be entitled to receive its pro rata portion of the applicable percentage of CVR Proceeds, calculated by multiplying such percentage by a fraction equal to the total number of CVRs of the applicable type held by such holder divided by the total number of CVRs of the applicable type held by all holders, less applicable tax withholding.

Obsidian concluded that the CVRs represent contingent consideration in connection with an asset acquisition. Due to the contingent nature and uncertainties associated with future payments to holders of the CVRs, Obsidian anticipates it will account for CVRs when such future payments become probable and are payable to the CVR holders. The unaudited pro forma condensed combined financial statements assume CVR payments are not probable and not payable upon completion of the mergers to which no pro forma adjustments have been presented.

Gain on Extinguishment

In October 2025 Galera entered into an asset purchase agreement with Biossil pursuant to which Galera sold its dismutase mimetics assets and assigned its royalty purchase agreement with Blackstone Life Sciences (“Blackstone”) to Biossil. In connection with this transaction, Biossil assumed all rights and obligations under the royalty purchase agreement, and Blackstone executed a notice of assignment releasing Galera from further obligations. As a result, Galera extinguished the royalty purchase liability of approximately $151.0 million and recorded a gain on extinguishment of debt during the year ended December 31, 2025. The unaudited pro forma condensed combined financial statements do not include any adjustments to reflect this non-recurring gain which is not anticipated to provide a benefit to the continuing company.

Note 2—Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X depicts the proposed Galera Reverse Stock Split and accounting for the mergers and concurrent financing. The unaudited pro forma condensed combined balance sheet as of March 31, 2026 assumes that the Galera Reverse Stock Split, mergers and concurrent financing had been approved or consummated on

March 31, 2026. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2026 and the year ended December 31, 2025 assumes that the Galera Reverse Stock Split, the mergers and concurrent financing took place as of January 1, 2025, and combines the historical results of Galera and Obsidian for the three months ended March 31, 2026 and the year ended December 31, 2025, respectively.

The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. The pro forma adjustments are subject to further revision as additional information becomes available and additional analyses are performed, including but not limited to changes in Galera’s assets and liabilities, additional financing, additional direct and incremental offering costs and the final determination of the Galera Reverse Stock Split. Adjustments have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. There will be differences between the pro forma adjustments and the final accounting expected to be completed after the closing, and such differences could be material.

The acquisition of Galera will be accounted for as an asset acquisition as it is anticipated that Galera will not meet the definition of business as Obsidian will only be acquiring inputs from Galera and no substantive processes or outputs at the time of acquisition. The Galera assets acquired will be measured based on the estimated fair value of the consideration to be paid, inclusive of direct transactions costs. The Galera IPR&D is expected to have no alternative future use to the continuing company and will be immediately expensed upon completion of the mergers.

Obsidian is considered to be the accounting acquirer in the mergers primarily based on the following considerations:

•	Obsidian stockholders will own a majority of the voting rights of the combined company.

•	Obsidian will designate all initial members of the board of directors of the combined company.

•	Obsidian’s executive management team will become the executive management team of the combined company.

•	Following the closing, Parent will be renamed Obsidian Therapeutics, Inc. and its headquarters will be Obsidian’s current headquarters, in Cambridge, Massachusetts.

As the transaction is an asset acquisition, Obsidian’s assets and liabilities will be carried into the books of Parent at their pre-combination carrying amounts. Obsidian’s historical equity carrying values will become the equity of the combined company, with the number of shares outstanding and the common stock aggregate par value. For periods prior to the closing, the historical financial statements of Obsidian will become the historical financial statements of the combined company.

The assets and liabilities of Galera will be adjusted upon completion of the mergers to their fair values, which are expected to approximate their carrying values. No goodwill is recognized.

Note 3—Estimated Consideration and Preliminary Purchase Price Allocation

The preliminary fair value of the consideration totaled approximately $13.8 million, inclusive of the estimated Obsidian transaction costs to be incurred after March 31, 2026 in connection with the asset acquisition, and is summarized as follows (in thousands):

Parent common stock issued to Galera stockholders	$9,380
Galera share-based equity awards allocated to consideration paid	321
Galera warrants allocated to consideration paid	441
Obsidian transaction costs	3,669

Total consideration	$13,811

Obsidian concluded that the CVRs represent contingent consideration in connection with an asset acquisition. Due to the contingent nature and uncertainties associated with future payments to holders of the CVRs, Obsidian anticipates it will account for CVRs when such future payments become probable and are payable to the CVR holders. The unaudited pro forma condensed combined financial statements assume CVR payments are not probable and not payable upon completion of the mergers to which no pro forma adjustments have been presented.

For pro forma purposes, the preliminary fair value of the consideration transferred was calculated based on the estimated stock price of Parent common stock of $12.00 per share. The value of the consideration transferred will change based on fluctuations in the share price of Parent common stock, the number of common shares of Galera’s outstanding on the closing date of the mergers and the number of Galera’s warrants and share-based payment arrangements outstanding and related vesting terms on the closing date of the mergers.

Allocation of the preliminary consideration transferred to the net assets acquired and based upon the net assets of Galera as of March 31, 2026, was as follows (in thousands):

Assets acquired:
Cash and cash equivalents	$5,500
Prepaid expenses and other assets	664

Total assets acquired	$6,164

Liabilities assumed:
Accounts payable	$699
Accrued expenses	442

Total liabilities assumed	1,141

Net assets acquired	$5,023

In process research and development	$8,788

Total consideration paid	$13,811

The above allocation of the purchase price is based upon certain preliminary valuations and other analyses that have not been completed as of the date of this filing. Any changes in the estimated fair values of the net assets recorded for this asset acquisition upon the finalization of more detailed analyses of the facts and circumstances that existed at the date of the mergers will change the allocation of the purchase price. As such, the purchase price allocations for the acquisition are preliminary estimates, which are subject to change until the mergers are completed. In addition, it is anticipated that the estimated fair value of any acquired rights from Galera to future regulatory or sales milestones payments will be immaterial at the time of acquisition due to the significant uncertainty in achieving the regulatory milestones and the subsequent commercial success required to achieve the commercial milestones.

Note 4—Pro Forma Adjustments

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the mergers based on preliminary estimates that could change materially as additional information is obtained. Adjustments to the historical consolidated financial statements of Galera to conform to the accounting policies of Obsidian are not expected to be significant.

Pro Forma Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2026, were as follows:

(A)	To reflect the net proceeds from concurrent financing less transaction costs paid at the time of closing

(B)	To reflect Galera severance payments at the time of closing

(C)	To reflect the payment of transaction costs for Obsidian and Galera of $4.9 million and $3.2 million, respectively, at the time of closing

(D)	To reflect the reclassification of Obsidian deferred costs to additional paid-in capital at the time of closing

(E)	To reflect the payment of transaction costs within accounts payable at March 31, 2026 for Galera of $0.3 million at the time of closing

(F)	To reflect the payment of transaction costs within accrued expenses at March 31, 2026 for Obsidian of $2.1 million at the time of closing

(G)	To reflect the reclassification of Obsidian’s liability classified warrants to equity classified warrants for Parent common stock at the time of closing

(H)	To reflect the conversion of Obsidian’s preferred stock into shares of Parent common stock at the time of closing

(I)

To reflect (i) the elimination of Galera’s historical equity balances at March 31, 2026 and (ii) an increase to additional paid-in capital of $5.0 million to reflect the net assets acquired from Galera at the time of closing

(J)	To reflect the adjustment of Obsidian’s par value to Parent’s stated par value at time of closing

(K)

To reflect the equity issued by Parent to Galera stockholders in connection with the mergers, inclusive of the immediate expense recognition of the acquired Galera IPR&D asset that is anticipated to have no alternative future use at the time of closing

Pro Forma Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The adjustments included in the unaudited pro forma condensed combined statement for the three months ended March 31, 2026 and the year ended December 31, 2025, were as follows:

(AA)	To reflect the elimination of the non-recurring Obsidian transaction costs incurred during the year ended December 31, 2025 in connection with the mergers at the time of Closing

(BB)	To eliminate the allocation of net income attributable to Galera Series B redeemable convertible preferred stock upon conversion into common stock at the time of Closing

(CC)

The pro forma basic and diluted net loss per common share have been adjusted to reflect the pro forma net loss for the three months ended March 31, 2026 and the year ended December 31, 2025. In addition, the number of shares used to calculate the pro forma basic and diluted net loss per common share has been adjusted to reflect the estimated total number of shares of Parent common stock that would be outstanding as of the date of the closing, as if they have been outstanding for the entirety of the period presented. For the three months ended March 31, 2026 and the year ended December 31, 2025, the pro forma weighted average common shares outstanding and pro forma net loss per common share, basic and diluted, were based on the following adjustments:

	Three Months Ended March 31, 2026	Year Ended December 31, 2025
Elimination of Galera historical weighted average shares outstanding	(98,503,430)	(98,503,430)
Adjustment to Obsidian weighted average shares outstanding for Obsidian exchange ratio	(15,242,926)	(12,019,602)
Common stock issued to Galera securityholders	781,642	781,642
Conversion of Obsidian preferred stock into Parent common stock	28,593,493	29,567,720
Common stock issued in connection with concurrent financing	29,166,667	29,166,667

Pro forma adjustment	(55,204,554)	(51,007,003)

Pro forma basic and diluted net loss per common share assumes a 1-to-200 Galera Reverse Stock Split. The final ratio, when determined, may materially affect per share data, capitalization and pro forma ownership. The following table provides a pro forma net loss per share summary under each of the following Galera Reverse Stock Split scenarios. The following table is presented for illustrative purposes only and the resulting number of outstanding shares of Parent common stock may be different from that achieved by the final Galera Reverse Stock Split that is determined in connection with the closing of the mergers.

(in thousands except share and per share data)

	Three Months Ended March 31, 2026			Year Ended December 31, 2025
	75-to-1	100-to-1	200-to-1	75-to-1	100-to-1	200-to-1
Net income (loss), pro forma	$(21,239)	$(21,239)	$(21,239)	$39,865	$39,865	$39,865
Obsidian weighted average shares outstanding	6,480,083	4,860,062	2,430,031	5,109,779	3,832,334	1,916,167
Common stock issued to Galera common stockholders	2,084,379	1,563,284	781,642	2,084,379	1,563,284	781,642
Conversion of Obsidian convertible preferred stock into common stock	76,249,315	57,186,986	28,593,493	78,847,253	59,135,440	29,567,720
Common stock issued in connection with PIPE transaction	77,777,779	58,333,334	29,166,667	77,777,779	58,333,334	29,166,667

Weighted average shares outstanding, basic and diluted, pro forma	162,591,556	121,943,666	60,971,833	163,819,190	122,864,392	61,432,196

Net income (loss) per share	$(0.13)	$(0.17)	$(0.35)	$0.24	$0.32	$0.65

(DD)

To eliminate the historical net loss per share attributable to the Galera Series B redeemable convertible preferred stockholders upon conversion of all outstanding Galera Series B redeemable convertible preferred stock at the time of the closing.

DESCRIPTION OF PARENT CAPITAL STOCK

The following description of the material terms of the common stock and preferred stock of Parent is not complete and is qualified in its entirety by reference to the Parent Charter and the Parent Bylaws, in each case that will be in effect as of the closing of the mergers. This description is subject to the detailed provisions of, and is qualified by reference to, the Parent Charter and Parent Bylaws attached as exhibits to the registration statement of which this information statement/prospectus forms a part and are incorporated herein by reference.

Authorized Capital Stock

The total number of shares of capital stock which Parent will have authority to issue is 510,000,000 shares. This authorized capital stock consists of 500,000,000 shares of common stock and 10,000,000 shares of preferred stock, each having a par value of $0.001 per share.

Following completion of the mergers, Parent expects that there will be 61,595,784 shares of Parent common stock outstanding.

Parent Common Stock

The shares of Parent common stock to be issued in the mergers will be duly authorized, validly issued, fully paid and non-assessable. Each holder of a share of Parent common stock will be entitled to one vote for each share upon all questions presented to the holders of Parent common stock, and the common stock will have the exclusive right to vote for the election of directors and for all other purposes (subject to the express terms of the preferred stock). Parent stockholders will have no preemptive rights and no rights to convert their common stock into any other securities.

Parent stockholders will be entitled to receive dividends as may be declared from time to time by the Parent Board out of funds legally available therefor. Parent stockholders are entitled to share pro rata, upon any liquidation or dissolution of Parent, in all remaining assets available for distribution to stockholders after payment or providing for Parent’s liabilities and the liquidation preference of any outstanding Parent preferred stock. The rights, preferences and privileges of Parent stockholders are subject to and may be adversely affected by the rights of holders of any series of Parent preferred stock that Parent may designate and issue at the effective time and in the future.

Prior to the consummation of the merger, application will be made to list the Parent common stock on Nasdaq under the symbol “OBX.”

Additional Classes or Series of Parent Preferred Stock

The Parent Charter will permit the Parent Board, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series of preferred stock with such designations, powers, preferences, special rights, qualifications, limitations and restrictions as the Parent board may determine from time to time. Accordingly, without action by the stockholders, the Parent Board may designate and authorize the issuance of additional classes or series of Parent preferred stock having voting rights, dividend rights, conversion rights, redemption provisions and rights in liquidation, dissolution or winding up that are superior to those of Parent common stock.

Charter and Bylaw Provisions; Takeover Statutes

A number of provisions in the Parent Charter, the Parent Bylaws and the DGCL may make it more difficult to acquire control of Parent or remove its management. For additional detail on these provisions, please see “Comparison of Stockholders’ Rights” beginning on page 332 of this information statement/prospectus.

Structure of Board

In accordance with Parent’s Charter and Parent’s Bylaws the Parent Board is divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. The Parent Charter and the Parent Bylaws provide that the authorized number of directors may be changed only by resolution of the Parent Board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of the Parent Board into three classes with staggered three-year terms may delay or prevent a change of Parent’s management or a change in control of Parent. Parent directors may be removed only for cause by the affirmative vote of the holders of at least a majority of the shares of stock entitled to vote in the election of the director or directors to be so removed.

Removal of Directors

In accordance with the DGCL and subject to the rights of the holders of any class or series of preferred stock, the entire Parent Board or any individual director may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all of Parent’s stockholders would be entitled to cast in an annual election of directors, and that any vacancy on its board of directors, including a vacancy resulting from an enlargement of Parent’s board of directors, may be filled only by vote of a majority of Parent’s directors then in office.

Advance Notice of Proposals and Nominations

The Parent Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of Parent stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to Parent’s corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at Parent’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Parent’s Bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

For additional detail on these provisions, please see “Comparison of Stockholders’ Rights—Parent —Advance Notice Requirements for Stockholder Nominations and Other Provisions” beginning on page 341 of this information statement/prospectus. These provisions may prevent stockholders from bringing matters before an annual meeting of stockholders or from nominating candidates for election as directors at an annual meeting of stockholders.

Limits on Special Meetings

The Parent Charter and Parent Bylaws provide that only a majority of the members of Parent’s Board then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders.

Amendment of the Parent Bylaws

The Parent Bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth therein; and may also be amended by the affirmative vote of a majority of the outstanding shares entitled to vote on the amendment, voting together as a single class, except that the amendment of the provisions relating to notice of stockholder business and nominations and special meetings must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class, or, if the Parent recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Preferred Stock

Please see “—Additional Classes or Series of Preferred Stock” above. Parent’s ability to issue an indeterminate number of shares of the authorized shares of preferred stock with such rights, privileges and preferences as the Parent Board may fix may have the effect of delaying or preventing a takeover or other change of control of Parent.

Takeover Statutes

Section 203 of the DGCL generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock, within three (3) years after the person or entity becomes an interested stockholder, unless: (i) the board of directors of the target corporation has approved, before the acquisition time, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer) or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of at least 66 2∕3% of the outstanding voting stock not owned by the interested stockholder. Parent does not expect to opt out of the protections of Section 203 of the DGCL. As a result, the statute will apply to Parent.

Exclusive Forum

The Parent Bylaws provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for the following claims or causes of action under the Delaware statutory or common law: (i) any derivative action or proceeding brought on Parent’s behalf, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any of Parent’s current or former directors, officers, or other employees or stockholders to Parent or Parent’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, or the Parent Charter or Parent Bylaws (including the interpretation, validity or enforceability thereof) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine.

However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Consequently, this choice of forum provision would not apply to claims or causes of action brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction or the Securities Act. Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

In addition, the Parent Bylaws will provide that, unless Parent consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Additionally, the Parent Bylaws provide that any person or entity holding, owning or otherwise acquiring any interest in any of Parent’s securities shall be deemed to have notice of and consented to these provisions.

COMPARISON OF STOCKHOLDERS’ RIGHTS

If the transactions are completed, Galera stockholders will receive shares of Parent common stock in connection with the Galera merger and become stockholders of Parent. The following is a summary of certain differences between (i) the current rights of Galera stockholders under Delaware law, the Galera Charter and the Galera Bylaws, and (ii) the rights of Parent common stockholders under Delaware law, the Parent Charter and the Parent Bylaws.

The following summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the DGCL and Galera’s and Parent’s governing documents (which Parent and Galera urge you to read carefully and in their entirety). To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information” beginning on page 356 of this information statement/prospectus.

In addition, the identification of some of the differences in the rights of Parent and Galera stockholders is not intended to indicate that other differences that are equally important do not exist. Parent and Galera urge you to carefully read this entire information statement/prospectus, the relevant provisions of the DGCL and the other documents to which Parent and Galera refer in this information statement/prospectus for a more complete understanding of the differences between the rights of a Parent stockholder and the rights of a Galera stockholder.

Parent and Galera are each incorporated under the laws of the State of Delaware and, accordingly, the rights of Parent stockholders and Galera stockholders are both governed by the DGCL and other applicable Delaware law. Thus, following the Galera merger, the rights of Galera stockholders who become Parent common stockholders in connection with the Galera merger will continue to be governed by the DGCL and other applicable Delaware law.

	Galera	Parent	Obsidian
Authorized Capital Stock	The aggregate number of shares which Galera has the authority to issue is 410,000,000 shares consisting of (i) 400,000,000 shares of common stock, par value $0.001 per share, and (ii) 10,000,000 shares of preferred stock, par value $0.001 each.	Parent’s authorized capital stock consists of 500,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share, all of which shares of preferred stock are undesignated.

Obsidian is authorized to issue two classes of capital stock, which are designated “common stock” and “preferred stock.” The total number of shares that Obsidian is authorized to issue is 489,380,447 shares, of which 274,320,131 shares are common stock, par value $0.0001 per share, and 215,060,316 shares are preferred stock, par value $0.0001 per share.

33,222,339 shares of the authorized Preferred Stock of the Corporation are designated “Series A-1 Preferred Stock,” 14,936,323 shares of the authorized Preferred Stock of the Corporation are designated

	Galera	Parent	Obsidian
“Series A-2 Preferred Stock,” 6,146,592 shares of the authorized Preferred Stock of the Corporation are designated “Series A-3 Preferred Stock,” 76,187,917 shares of the authorized Preferred Stock of the Corporation are designated “Series B Preferred Stock,” and 84,567,145 shares of the authorized Preferred Stock of the Corporation are designated “Series C Preferred Stock.”

Rights of Common Stock	Subject to the rights of the holders of Galera preferred stock and except as otherwise required by law, the holders of Galera common stock are entitled to one vote for each share held at all meetings of stockholders. There is no cumulative voting.	Holders of Parent’s common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of Parent’s common stock do not have any cumulative voting rights.	The holders of shares of Obsidian’s common stock are entitled to one vote for each share held with respect to all matters voted on by the stockholders of Obsidian. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of holders of all classes of stock outstanding. In a Deemed Liquidation Event, after the payment in full of all preferential amounts required to be paid to the holder of shares of Preferred Stock, the holders of the then outstanding common stock are entitled to receive that portion of the remaining funds to be distributed to holders of common stock.

Rights of Preferred Stock	The Galera Board is authorized to from time to time issue one or more series of preferred stock in series and to establish the terms of such series.	Parent’s board has the authority, without further action by its stockholders, to issue up to shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof.	The Preferred Stockholders vote on an as-converted basis with holders of common stock on all general matters. Additionally, holders of Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock each have the exclusive right to elect one

Galera	Parent	Obsidian

Each holder of shares of the Series A Preferred Stock shall be entitled to 1,000 votes per share on all matters submitted to a vote of the stockholders of Galera, subject to adjustment as set forth in the Certificate of Designation of Series A Junior Participating Preferred Stock, $0.001 par value per share. The holders of shares of Series A Preferred Stock and the holders of shares of Galera common stock shall vote collectively as one class on all matters submitted to a vote of stockholders of Galera.

Except as otherwise provided in the Certificate of Designation of Series B Non-Voting Convertible Preferred Stock or as otherwise required by the DGCL, the Series B Non-Voting Convertible Preferred Stock, $0.001 par value per share, shall have no voting rights. However, as long as any shares of Series B Non-Voting Convertible Preferred Stock are outstanding, Galera shall not, without the affirmative vote of director per series, voting separately as a class.

	Galera	Parent	Obsidian
the holders of a majority of the then outstanding shares of the Series B Non-Voting Convertible Preferred Stock: (i) alter or change adversely the powers, preferences or rights given to the Series B Non-Voting Convertible Preferred Stock, (ii) issue further shares of Series B Non-Voting Convertible Preferred Stock or increase or decrease (other than by conversion) the number of authorized shares of Series B Non-Voting Convertible Preferred Stock, (iii) prior to stockholder approval of the conversion, or at any time while at least 30% of the originally issued Series B Non-Voting Convertible Preferred Stock remains outstanding, consummate certain fundamental transactions, or (iv) enter into any agreement with respect to any of the foregoing.

Number and Qualification of Directors	Subject to the rights of holders of any series of Preferred Stock to elect directors, the number of directors of Galera shall be established from time to time by the Galera Board. Galera’s bylaws	Parent’s certificate of incorporation and bylaws provide that the number of Parent’s directors shall be fixed from time to time by a resolution of the majority of Parent’s board of directors.	Subject to the rights of holders of any series of Preferred Stock to elect directors as provided in the Certificate of Incorporation, Obsidian’s Bylaws provide that the number of directors which shall constitute the whole board of Obsidian is determined from time to time

	Galera	Parent	Obsidian
	provide that the authorized number of directors shall be determined from time to time by resolution of the Galera Board, provided the Galera Board shall consist of at least one member. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires. Directors need not be stockholders unless so required by the Galera Charter or the bylaws.		by resolution of the Board of Directors. Directors need not be stockholders.

Structure of Board of Directors; Term of Directors; Election of Directors	The Galera Charter provides that the Galera Board shall be divided into three classes, designated as Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Galera Board. Each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting at which such director was elected, and until the election and qualification of his or her successor, subject to such director’s earlier death,	Parent’s board of directors is divided into three staggered classes of directors and each is assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors is elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Parent’s directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Parent’s certificate of incorporation provides that its directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all of Parent’s stockholders would be entitled to cast in an annual election of directors, and that any vacancy on its board of directors, including a vacancy resulting from an enlargement of Parent’s board of directors, may be filled only by vote of a	Obsidian’s certificate of incorporation provides that the holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class on an as converted to Common Stock basis, shall be entitled to elect one (1) director; the holders of record of the shares of Series B Preferred Stock, exclusively and as a separate class on an as converted to Common Stock basis, shall be entitled to elect one (1) director; and the holders of record of the shares of Series C Preferred Stock, exclusively and as a separate class on an as converted to Common Stock basis, shall be entitled to elect one (1) director (together, the “Preferred Directors”). The holders of record of the shares of Common Stock and Preferred Stock, exclusively and voting together as a single class on an as-converted basis,

	Galera	Parent	Obsidian
	resignation or removal. At all meetings of stockholders for the election of directors at which a quorum is present, a plurality of the votes cast shall be sufficient to elect. Election of directors need not be by written ballot, except as and to the extent provided in the bylaws.	majority of Parent’s directors then in office.	shall be entitled to elect the balance of the total number of directors of the Corporation.

Removal of Directors	Subject to the rights of holders of any series of Preferred Stock, directors of Galera may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock of Galera entitled to vote at an election of directors.	Parent’s certificate of incorporation provides that directors may be removed only for cause and then only by the affirmative vote of the holders of two-thirds or more of the shares then entitled to vote at an election of directors.	Obsidian’s certificate of incorporation provides that the Preferred Directors may be removed without cause by, and only by, the affirmative vote of the holders of a majority of the shares of the class or series of capital stock entitled to elect such directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. Obsidian’s bylaws provide that to the extent permitted by law, a director may be removed from office with or without cause by vote of the holders of a majority of the shares of stock entitled to vote in the election of directors.

Vacancies on the Board of Directors	Subject to the rights of holders of any series of Preferred Stock, any vacancy or newly created directorship in the Galera Board, however occurring, shall be filled only by vote of a majority of the directors then in office, although less than a quorum, or by	Any vacancy on Parent’s board of directors, however occurring, including a vacancy resulting from an increase in the size of Parent’s board, may only be filled by the affirmative vote of a majority of Parent’s directors then in office even if less than a quorum.	Obsidian’s bylaws provide that a majority of the directors then in office, although less than a quorum, or a sole remaining Director, may fill vacancies in the Board of Directors occurring for any reason and newly created directorships resulting from any increase in the authorized number of directors. In lieu of filling any vacancy, the Board

	Galera	Parent	Obsidian
	a sole remaining director, and shall not be filled by the stockholders, unless the Galera Board determines by resolution that any such vacancy or newly created directorship shall be filled by the stockholders. A director elected to fill a vacancy shall hold office for the remainder of the full term of the class for which such director shall have been chosen, subject to the election and qualification of a successor and to such director’s earlier death, resignation or removal.		of Directors may reduce the number of directors.

Special Meeting of the Stockholders	The Galera Charter provides that special meetings of stockholders for any purpose or purposes may be called at any time only by the Galera Board, the chairperson of the Galera Board, the chief executive officer or the president (in the absence of a chief executive officer) of Galera, and may not be called by any other person or persons. Business transacted at any special meeting of stockholders shall be limited to the purpose	Parent’s certificate of incorporation and bylaws provide that only a majority of the members of Parent’s board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders.	Obsidian’s bylaws provide that special meetings of stockholders may be called by the Chief Executive Officer, if one is elected, or, if there is no Chief Executive Officer, a President, or by the Board of Directors, but such special meetings may not be called by any other person or persons. The call for the meeting shall state the place, date, hour and purposes of the meeting. Only the purposes specified in the notice of special meeting shall be considered or dealt with at such special meeting. Obsidian’s certificate of incorporation Provides that at any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a

	Galera	Parent	Obsidian
	or purposes stated in the notice of meeting.		majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director.

Stockholder Action by Written Consent	The Galera Charter permits Galera stockholders to act by written consent in lieu of a meeting.	Parent’s certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.	Obsidian’s bylaws provide that any action required or permitted by law to be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to Obsidian by delivery to its registered office, by hand or by certified mail, return receipt requested, or to Obsidian’s principal place of business or to the officer of Obsidian having custody of the minute book.

Quorum	Galera Board. The Galera Charter and bylaws provide that the greater of (a) a majority of the directors at any time in office and (b) one-third of the number of directors established by the Galera Board shall constitute a quorum of the Galera Board for the transaction of business.

Parent Board. Parent’s bylaws provide that the majority of the total number of directors shall constitute a quorum.

Stockholders. Parent’s bylaws provide that the holders of a majority in interest of all stock issued, outstanding and entitled to vote at a meeting, present in person or represented by proxy, shall constitute a quorum.

Obsidian Board. Obsidian’s bylaws provide that at any meeting of the Board of Directors, a majority of the total number of directors shall constitute a quorum for the transaction of business.

Stockholders. Obsidian’s bylaws provide that the holders of a majority in interest of all stock issued, outstanding and entitled to vote at a meeting, present in person or represented by proxy, shall constitute a quorum.

	Galera	Parent	Obsidian

Stockholders. Galera’s bylaws provide that the holders of a majority in voting power of the capital stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Notice of Stockholder Meetings	Galera’s bylaws provide that notice of any meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting. The notice shall specify the place, if any, date and hour of the meeting, the record date for determining the stockholders entitled to vote at the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be	Parent’s bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Obsidian’s bylaws provide that whenever stockholders are required or permitted to take any action at a meeting, a notice stating the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present and vote at such meeting, and, in the case of a special meeting, the purpose or purposes of the meeting, shall be given by the Secretary (or other person authorized by Obsidian’s bylaws) not less than ten (10) nor more than sixty (60) days before the meeting.

If a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place, if any, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and

	Galera	Parent	Obsidian
	deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.		vote at such adjourned meeting are announced at the meeting at which the adjournment is taken, except that if the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Advance Notice Requirements for Stockholder Nominations and Other Provisions	Galera’s bylaws provide that for business to be properly brought before an annual meeting by a stockholder, the stockholder must provide timely notice thereof in writing and in proper form to the secretary of Galera. To be timely, a stockholder’s notice must be delivered to, or mailed and received by, the secretary at the principal executive offices of Galera not later than the close of business on the ninetieth (90th) day or earlier than the one hundred twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that, if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary	Parent’s bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of Parent’s stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to Parent’s corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at Parent’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year.	Notice of the time, date and place of all special meetings of the Board of Directors shall be given to each director by the Secretary, or Assistant Secretary, or in case of the death, absence, incapacity or refusal of such persons, by the officer or one of the directors calling the meeting. Notice shall be given to each director in person, by telephone, or by facsimile, electronic mail or other form of electronic communications, sent to such director’s business or home address at least twenty-four (24) hours in advance of the meeting, or by written notice mailed to such director’s business or home address at least forty-eight (48) hours in advance of the meeting.

Galera	Parent	Obsidian

date, notice by the stockholder to be timely must be so delivered, or mailed and received, not earlier than the one hundred twentieth (120th) day prior to such annual meeting and not later than the later of the close of business on the ninetieth (90th) day prior to such annual meeting and the close of business on the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made.

For a stockholder to make any nomination of a person for election to the Board at a special meeting (if the election of directors is a matter specified in the notice of meeting), the stockholder must provide timely notice in writing to the secretary, delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the later of the close of business on the ninetieth (90th) day prior to such special meeting and the close of business on the tenth (10th) day following the day on which public

	Galera	Parent	Obsidian
disclosure of the date of such special meeting was first made.

Charter Amendments

The Galera Charter provides that Galera reserves the right to amend, alter, change or repeal any provision contained in the certificate of incorporation, in the manner now or hereafter prescribed by statute and the certificate of incorporation, and all rights conferred upon stockholders, directors or any other persons therein are granted subject to this reservation.

Galera must amend the Charter pursuant to the DGCL. The DGCL provides that an amendment to a corporation’s certificate of incorporation requires that (i) the board of directors adopt a resolution setting forth the proposed amendment and either call a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or direct that the amendment be considered at the next annual meeting of the stockholders (provided a meeting or vote is required pursuant to

		Any amendment of Parent’s certificate of incorporation must first be approved by a majority of its board of directors, and if required by law or its certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, and limitation of liability must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class.	Any amendment to Obsidian’s certificate of incorporation must be approved by a majority of its board of directors and thereafter must be approved by a majority of capital stock, pursuant to the DGCL. Obsidian’s certificate of incorporation requires the consent of the (i) Required Vote (as defined in the certificate of incorporation) to amend, alter, waive or repeal an provision of the certificate of incorporation in a manner that adversely alters the rights, preferences or privileges of the preferred stock or any series thereof, (ii) majority of the outstanding shares of Series A-3 preferred stock to amend, alter, waive or repeal an provision of the certificate of incorporation in a manner that adversely alters the rights, preferences or privileges of the preferred stock or any series thereof, (iii) majority of the outstanding shares of Series B preferred stock to amend, alter, waive or repeal an provision of the certificate of incorporation in a manner that adversely alters the rights, preferences or privileges of the preferred stock or any series thereof, and (iv) majority of the outstanding shares of Series C preferred stock to amend, alter, waive or repeal an provision of the certificate of incorporation in a manner that adversely alters the rights, preferences or privileges of

	Galera	Parent	Obsidian
	Section 242 of the DGCL) and (ii) the stockholders approve the amendment by a majority of outstanding shares entitled to vote (and a majority of the outstanding shares of each class entitled to vote, if any).		the preferred stock or any series thereof.

Amendment of Bylaws	The Galera Charter provides that the Galera Board shall have the power to adopt, amend, alter or repeal the bylaws of Galera. The stockholders may not adopt, amend, alter or repeal the bylaws, or adopt any provision inconsistent therewith, unless such action is approved by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock of Galera entitled to vote thereon.	Parent’s bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of a majority of the outstanding shares entitled to vote on the amendment, voting together as a single class, except that the amendment of the provisions relating to notice of stockholder business and nominations and special meetings must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class, or, if Parent’s board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.	Obsidian’s bylaws may be amended by the stockholders or by the Board of Directors; provided, that (a) the Board of Directors may not alter, amend or repeal any provision of the bylaws which by law, by Obsidian’s certificate of incorporation or by the bylaws requires action by the stockholders and (b) any alteration, amendment or repeal of these By laws by the Board of Directors and any new By law adopted by the Board of Directors may be altered, amended or repealed by the stockholders.

Limitation on Director Liability	The Galera Charter provides that, to the fullest extent permitted by the DGCL, no director of Galera shall be personally liable to Galera or its	As permitted by Delaware law, provisions in Parent’s certificate of incorporation and bylaws limit or eliminate the personal liability of officers and directors for a breach of their fiduciary duty of care as a director. An officer or director will not be	Obsidian’s certificate of incorporation provides that, to the fullest extent permitted by law, a director or officer of Obsidian shall not be personally liable to Obsidian or its stockholders for monetary damages for breach

	Galera	Parent	Obsidian
stockholders for monetary damages for any breach of fiduciary duty as a director. If the DGCL is amended to permit further elimination or limitation of the personal liability of directors, then the liability of a director of Galera shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

personally liable to Parent or its stockholders for monetary damages or breach of fiduciary duty as an officer or director, except for liability for:

•

any breach of the officer or director’s duty of loyalty to Parent or its stockholders;

•

any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•

for Parent’s directors, unlawful payments of dividends or unlawful stock repurchases, or redemptions as provided in Section 174 of the DGCL;

•

for Parent’s officers, any derivative action by or in the right of the corporation;

•

any act by an officer or director related to unlawful stock repurchases, redemptions or other distributions or payments of dividends; or

•

any transaction from which the director or officer derived an improper personal benefit.

These limitations of liability do not limit or eliminate Parent’s rights or any stockholder’s rights to seek non-monetary relief, such as injunctive relief or rescission. These provisions will not alter an officer or director’s liability under other laws, such as the federal securities laws or other state or federal laws.

of fiduciary duty as a director or officer.

Indemnification	Galera’s Bylaws provide that the	Parent’s certificate of incorporation authorizes it to	Obsidian’s bylaws provide that each Director and Officer

Galera	Parent	Obsidian
Corporation shall indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Corporation, or, while a director or officer of the Corporation, is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including, without limitation, any employee benefit plan) (all such persons being referred to hereafter as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including, without limitation, attorneys’ fees), liabilities, losses, judgments, indemnify its officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Delaware law, Parent’s bylaws provide that:

•

Parent indemnifies directors, officers, employees and other agents to the fullest extent permitted by law;

•

Parent must advance expenses to its directors and officers, and may advance expenses to its employees and other agents, in connection with a legal proceeding to the fullest extent permitted by law; and

•

the rights provided in its bylaws are not exclusive.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director or officer, then the liability of Parent’s directors or officers will be so eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Parent’s bylaws will also permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to Parent, regardless of whether its bylaws permit such indemnification. Parent has obtained such insurance.

In addition to the indemnification that is provided for in the certificate of incorporation and bylaws, Parent has entered into separate indemnification agreements shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL Further, the investors’ rights agreement contains customary cross-indemnification provisions, under which Obsidian is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to Obsidian, and they are obligated to indemnify Obsidian for material misstatements or omissions attributable to them.

Galera	Parent	Obsidian
fines (including, without limitation, excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974), and amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if Indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best	with each of its directors and executive officers, which may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require Parent, among other things, to indemnify its directors and executive officers for some expenses, including attorneys’ fees, expenses, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of Parent’s directors or executive officers or any other company or enterprise to which the person provides services at its request.

Galera	Parent	Obsidian
interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

The Corporation shall indemnify any Indemnitee who was or is a party to or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that Indemnitee is or was, or has agreed to become, a director or officer of the Corporation, or, while a director or officer of the Corporation, is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including, without limitation, any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all	Parents’ stockholders do not have preemptive rights.	Major Investors (as defined in the investors rights agreement) are entitled to preemptive rights pursuant to the terms of the investors’ rights agreement. Such preemptive rights are not applicable to Exempted Securities (as defined in the certificate of incorporation) or shares of common stock issues in the initial public offering or any underwritten public offering.

Galera	Parent	Obsidian
expenses (including, without limitation, attorneys’ fees) actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if Indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which Indemnitee shall have been adjudged to be liable to the Corporation, unless, and only to the extent, that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnity for such expenses (including, without limitation, attorneys’ fees) which the Court of Chancery of Delaware or such

Galera	Parent	Obsidian

other court shall deem proper.

Galera’s bylaws further provide that in the event of any threatened or pending action, suit, proceeding or investigation of which the Corporation receives notice, any expenses (including, without limitation, attorneys’ fees) incurred by or on behalf of Indemnitee in defending an action, suit, proceeding or investigation or any appeal therefrom shall be paid by the Corporation in advance of the final disposition of such matter to the fullest extent permitted by law; provided, however, that, to the extent required by law, the payment of such expenses incurred by or on behalf of Indemnitee in advance of the final disposition of such matter shall be made only upon receipt of an undertaking by or on behalf of Indemnitee to repay all amounts so advanced in the event that it shall ultimately be determined by final judicial decision from which there is no further right to appeal that Indemnitee is not

	Galera	Parent	Obsidian

entitled to be indemnified by the Corporation as authorized in Article IX of the Galera bylaws or otherwise.

The indemnification and advancement of expenses shall not be deemed exclusive of any other rights to which an Indemnitee seeking indemnification or advancement of expenses may be entitled under any law (common or statutory), agreement or vote of stockholders or disinterested directors.

Preemptive Rights	Galera’s stockholders do not have preemptive rights.	Parents’ stockholders do not have preemptive rights.	Major Investors (as defined in the investors rights agreement) are entitled to preemptive rights pursuant to the terms of the investors’ rights agreement. Such preemptive rights are not applicable to Exempted Securities (as defined in the certificate of incorporation) or shares of common stock issues in the initial public offering or any underwritten public offering.

Dividends and Share Repurchases	The Galera Charter provides that dividends may be declared and paid on the Galera common stock if, as and when determined by the Galera Board, subject to any preferential dividend or other rights of any then outstanding Preferred	Holders of Parent’s common stock are entitled to receive ratably any dividends declared by Parent’s board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock.	The Preferred Stockholders are entitled to receive, prior to the payment of any dividend on the common stock, a dividend on each outstanding share of preferred stock on an as converted to common stock basis immediately prior to the record date. Any such dividends shall be payable only when, as, and if declared

	Galera	Parent	Obsidian
	Stock and to the requirements of applicable law.		by Obsidian’s board of directors.

Stockholder Rights Plan	Galera does not currently have a stockholders’ rights plan in effect.	Parent does not currently have a stockholders’ rights plan in effect.	Obsidian does not currently have a stockholders’ rights plan in effect.

Transfer Restrictions	Galera does not have transfer restrictions.	Holders of Parent’s common stock are transferable in the manner prescribed by the DGCL.	The right of first refusal and co-sale agreement grants Obsidian a right of first refusal to purchase all or any portion of transfer stock that a key holder may propose to transfer in a proposed key holder transfer, at the same price and on the same terms and conditions as those offered to the prospective transferee. In the event Obsidian does not exercise such right, the investors that are a party to such right of first refusal and co-sale agreement have a right to purchase all or any portion of the transfer stock not purchased by Obsidian.

Business Combination or Antitakeover Statutes	Galera has not opted out of the protections of Section 203 of the DGCL. As a result, the statute applies to Galera.	Parent is subject to the provisions of Section 203 of the DGCL.	Obsidian is subject to the provisions of Section 203 of the DGCL.

Appraisal Rights	Neither the Galera charter nor bylaws provide for appraisal rights in any additional circumstance other than as required by applicable law.	Neither Parent’s certificate of incorporation nor bylaws provide for appraisal rights in any additional circumstance other than as required by applicable law.	Neither Obsidian’s certificate of incorporation nor bylaws provide for appraisal rights in any additional circumstance other than as required by applicable law.

Forum for Adjudication of Disputes	The Galera Charter provides that, unless Galera consents in writing to the selection of an alternative forum, the Court of Chancery of	Parent’s bylaws provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for the following claims or causes of action under the Delaware statutory or common law:	Unless Obsidian consents in writing to the selection of an alternative forum, Obsidian’s certificate of incorporation provides the Court of Chancery in the State of Delaware shall be the sole and

Galera	Parent	Obsidian

the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of Galera, (b) any action asserting a claim of breach of fiduciary duty owed by any director, officer, employee or stockholder of Galera to Galera or Galera’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery, or (d) any action asserting a claim governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein; provided that the foregoing shall not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Galera’s bylaws further provide that,

(i) any derivative action or proceeding brought on Parent’s behalf, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any of Parent’s current or former directors, officers, or other employees or stockholders to Parent or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, or Parent’s certificate of incorporation or amended and restated bylaws (including the interpretation, validity or enforceability thereof) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine.

However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Consequently, this choice of forum provision would not apply to claims or causes of action brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction or the Securities Act. Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

In addition, Parent’s bylaws will provide that, unless Parent consents in writing to the exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Obsidian, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of Obsidian to Obsidian or Obsidian’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or Obsidian’s certificate of incorporation or bylaws or (iv) any action asserting a claim against Obsidian, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

Galera	Parent	Obsidian
unless Galera consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.	selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. Additionally, Parent’s bylaws will provide that any person or entity holding, owning or otherwise acquiring any interest in any of Parent’s securities shall be deemed to have notice of and consented to these provisions.

LEGAL MATTERS

The validity of the shares of Parent common stock to be issued in the mergers will be passed upon by Sidley. Certain U.S. federal income tax consequences relating to the mergers will also be passed upon for Galera by Sidley.

EXPERTS

Galera

The consolidated financial statements of Galera Therapeutics, Inc. and subsidiaries as of December 31, 2025 and 2024 and for each of the years in the two-year period ended December 31, 2025 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Obsidian

The consolidated financial statements of Obsidian Therapeutics, Inc. and subsidiary, as of December 31, 2025 and 2024, and for the years then ended, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2025 consolidated financial statements contains an explanatory paragraph that states that the Company’s recurring losses from operations, negative operating cash flows, and accumulated deficit raise substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

HOUSEHOLDING

The SEC’s rules permit us to deliver a single information statement/prospectus to one address shared by two or more of our stockholders. This delivery method is referred to as “householding” and can result in significant cost savings. To take advantage of this opportunity, we have delivered only one copy of this information statement/prospectus to multiple stockholders who share an address, unless we received contrary instructions from the impacted stockholders prior to the mailing date. We agree to deliver promptly, upon written or oral request, a separate copy of this information statement/prospectus, as requested, to any stockholder at the shared address to which a single copy of that document was delivered. If you prefer to receive separate copies of this information statement/prospectus, contact Broadridge Financial Solutions, Inc. (“Broadridge”) at 1-866-540-7095 or in writing at Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

WHERE YOU CAN FIND MORE INFORMATION

Parent filed with the SEC under the Securities Act the Registration Statement on Form S-4 to register the shares of Parent common stock to be issued to Galera stockholders and Obsidian stockholders in connection with the mergers. The Registration Statement, including the exhibits and schedules thereto, contains additional relevant information about Parent and Parent common stock. This information statement/prospectus is part of the Registration Statement and is a prospectus of Parent.

Galera files Annual, Quarterly and Current Reports, proxy statements and other business and financial information with the SEC under the Exchange Act. The SEC maintains a website at www.sec.gov where you can access such reports, proxy statements and registration statements, and other information regarding registrants that file electronically with the SEC. Galera also posts its SEC filings on its web site, which is www.galeratx.com. Information contained on the Galera website is not incorporated by reference into this information statement/prospectus, and you should not consider information contained in its website as part of this information statement/prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF GALERA

PAGE
Years ended December 31, 2025 and 2024
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2025 and 2024	F-4
Consolidated Statements of Operations for the Years ended December 31, 2025 and 2024	F-5
Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) for the Years ended December 31, 2025 and 2024	F-6
Consolidated Statements of Cash Flows for the Years ended December 31, 2025 and 2024	F-7
Notes to Consolidated Financial Statements	F-8

Three months ended March 31, 2026 and March 31, 2025
Consolidated Balance Sheets as of March 31, 2026 and 2025	F-33
Consolidated Statements of Operations for the Three Months ended March 31, 2026 and 2025	F-34
Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) for the Three Months ended March 31, 2026 and 2025	F-35
Consolidated Statements of Cash Flows for the Three Months ended March 31, 2026 and 2025	F-36
Notes to Consolidated Financial Statements	F-37

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Galera Therapeutics, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Galera Therapeutics, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, changes in redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Extinguishment of the royalty purchase liability

As discussed in Notes 1, 2, 4, and 9 to the consolidated financial statements, in October 2025 the Company entered into an asset purchase agreement with Biossil, Inc. (Biossil) pursuant to which the Company sold its dismutase mimetics assets and assigned its royalty purchase agreement with Blackstone Life Sciences (Blackstone) to Biossil. In connection with this transaction, Biossil assumed all rights and obligations under the royalty purchase agreement, and Blackstone executed a notice of assignment releasing the Company from further obligations. As a result, the Company extinguished the royalty purchase liability of approximately $151.0 million and recorded a gain on extinguishment of debt during the year ended December 31, 2025.

We identified the evaluation of the extinguishment of the royalty purchase liability as a critical audit matter. Significant auditor judgment was required to evaluate the Company’s conclusion that the assignment of the royalty purchase agreement resulted in a legal defeasance and extinguishment of the liability under applicable accounting guidance. This evaluation involved assessing whether the Company was legally released as the primary obligor, which required careful consideration of complex contractual provisions. A different conclusion regarding whether the liability had been legally extinguished would have resulted in a significant difference in the Company’s reported liabilities and results of operations.

The following are the primary procedures we performed to address this critical audit matter. We tested the Company’s conclusion that the royalty purchase liability was legally defeased by:

•

reading and evaluating management’s accounting memorandum regarding the extinguishment of the royalty purchase liability and gain on extinguishment of debt, including management’s application of the relevant accounting guidance

•

inspecting the royalty purchase agreement with Blackstone and related amendments, the asset purchase agreement with Biossil, and the notice of assignment to evaluate whether the contractual terms permitted assignment and release of the Company as the primary obligor

•

inspecting the legal opinion obtained by management from external counsel and evaluating the competence and objectivity of the legal specialist, and assessing whether the opinion supported the Company’s conclusion that the transaction resulted in a legal defeasance

•

corroborating our understanding of the transaction through inquiry of management and inspection of board of directors’ minutes and other governance documentation related to the approval of the transaction

/s/ KPMG LLP

We have served as the Company’s auditor since 2014.

Philadelphia, Pennsylvania

March 19, 2026

GALERA THERAPEUTICS, INC.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS EXCEPT SHARE AND PER-SHARE AMOUNTS)

	December 31, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$6,375	$8,289
Subscription receivable	—	635
Prepaid expenses and other current assets	720	1,077

Total current assets	7,095	10,001
Other assets	101	100

Total assets	$7,196	$10,101

Liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$265	$1,275
Accrued expenses	380	391
Total current liabilities	645	1,666
Royalty purchase liability	—	151,049
Warrant liability	—	1,055
Total liabilities	645	153,770

Commitments and contingencies (Note 11)
Series B redeemable convertible preferred stock, $0.001 par value: 10,000,000 shares authorized; 119,318 shares issued and outstanding at December 31, 2025 and 2024	2,577	4,372

Stockholders’ equity (deficit):
Common stock, $0.001 par value: 200,000,000 shares authorized; 75,462,390 shares issued and outstanding at December 31, 2025 and 2024	75	75
Additional paid-in capital	311,213	308,247
Accumulated deficit	(307,314)	(456,363)

Total stockholders’ equity (deficit)	3,974	(148,041)

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$7,196	$10,101

See accompanying notes to consolidated financial statements.

GALERA THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

	Year ended December 31,
	2025	2024
Operating expenses:
Acquired in-process research and development	$—	$3,843
Research and development	349	3,151
General and administrative	5,693	11,002
Gain on sale of dismutase mimetics assets	(3,500)	—
Write-off of acquired intangible asset	—	2,258
Write-off of goodwill	—	881
Gain on litigation settlement	—	(975)

Loss from operations	(2,542)	(20,160)
Other income (expenses):
Interest income	248	554
Gain on extinguishment of debt	151,049	—
Change in fair value of warrant liability	294	452
Foreign currency loss	—	(6)

Income (loss) before income tax benefit	149,049	(19,160)
Income tax benefit	—	203

Net income (loss)	$149,049	$(18,957)

Net income (loss) attributable to common stockholders, basic and diluted	$63,524	$(18,733)

Weighted-average shares of common stock outstanding, basic and diluted	98,503,430	54,633,215

Net income (loss) per share of common stock, basic and diluted	$0.64	$(0.34)

Net income (loss) attributable to Series B redeemable convertible preferred stockholders, basic and diluted	$76,948	$(224)

Weighted-average shares of Series B redeemable convertible preferred stock outstanding, basic and diluted	119,318	652

Net income (loss) per share of Series B redeemable convertible preferred stock, basic and diluted	$644.89	$(342.89)

See accompanying notes to consolidated financial statements.

GALERA THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

(IN THOUSANDS EXCEPT SHARE AMOUNTS)

	Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2023	—	$—	54,392,170	$54	$306,167	$(437,406)	$(131,185)
Share-based compensation expense	—	—	—	—	2,545	—	2,545
Issuance of Series B convertible preferred stock in asset acquisition	119,318	2,577	—	—	—	—	—
Accretion of redeemable convertible preferred stock to redemption value	—	1,795	—	—	(1,795)	—	(1,795)
Sale of common stock and common stock warrants in private placement, net of issuance costs of $27	—	—	21,070,220	21	1,330	—	1,351
Net loss	—	—	—	—	—	(18,957)	(18,957)

Balance at December 31, 2024	119,318	4,372	75,462,390	75	308,247	(456,363)	(148,041)
Share-based compensation expense	—	—	—	—	410	—	410
Amortization of redeemable convertible preferred stock to redemption value	—	(1,795)	—	—	1,795	—	1,795
Reclassification of pre-funded stock warrants	—	—	—	—	761	—	761
Net income	—	—	—	—	—	149,049	149,049

Balance at December 31, 2025	119,318	$2,577	75,462,390	$75	$311,213	$(307,314)	$3,974

See accompanying notes to consolidated financial statements.

GALERA THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	Year ended December 31,
	2025	2024
Operating activities:
Net income (loss)	$149,049	$(18,957)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Acquired in-process research and development	—	3,843
Depreciation and amortization	—	20
Share-based compensation expense	410	2,545
Write-off of acquired intangible asset	—	2,258
Write-off of goodwill	—	881
Deferred tax benefit	—	(203)
Change in fair value of warrants	(294)	(452)
Gain on sale of dismutase mimetics assets	(3,500)	—
Gain on extinguishment of debt	(151,049)	—
Loss on disposal of property and equipment	—	48
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	357	2,295
Other assets	(1)	89
Accounts payable	(1,010)	(1,416)
Accrued expenses	(11)	(3,058)
Other liabilities	—	(38)

Cash used in operating activities	(6,049)	(12,145)

Investing activities:
Cash paid for acquisition of Nova	—	(50)
Proceeds from sale of property and equipment	—	4
Proceeds from sale of dismutase mimetics assets	3,500	—

Cash provided by (used in) investing activities	3,500	(46)

Financing activities:
Proceeds from the sale of common stock and common stock warrants in private placement, net of issuance costs	635	2,223
Cash provided by financing activities	635	2,223

Net decrease in cash and cash equivalents	(1,914)	(9,968)
Cash and cash equivalents at beginning of year	8,289	18,257

Cash and cash equivalents at end of year	$6,375	$8,289

Supplemental schedule of non-cash investing and financing activities:
Extinguishment of royalty purchase liability upon sale of dismutase mimetics assets	$151,049	$—
Issuance of Series B redeemable convertible preferred stock in asset acquisition	$—	$2,577
Accretion (amortization) of redeemable convertible preferred stock to redemption value	$(1,795)	$1,795
Subscription receivable in connection with private placement	$—	$635
Derecognition of lease liability and right-of-use asset due to lease termination	$—	$1,212
Acquisition costs in accounts payable	$—	$869
Reclassification of warrant liability to additional paid-in capital	$761	$—

See accompanying notes to consolidated financial statements.

GALERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and description of business

Galera Therapeutics, Inc. (the Company, or Galera) is a biopharmaceutical company that historically was focused on developing a portfolio of small molecule dismutase (SOD) mimetics to improve radiotherapy in cancer, primarily by reducing one of the most common side effects of radiotherapy, severe oral mucositis (SOM). The Company sold its assets related to avasopasem and rucosopasem and all other dismutase mimetics assets to Biossil, Inc. (Biossil), a privately-held company based in Toronto, Canada, in October 2025. Galera received consideration from Biossil in the form of an upfront payment of $3.5 million and is eligible to receive further payments upon the achievement of future regulatory and commercial milestones and received contingent value rights of up to $105.0 million in the aggregate. In addition, Biossil assumed all rights and obligations associated with the Company’s royalty purchase obligation (Note 9), resulting in a gain on sale of assets of $3.5 million and a gain on extinguishment of debt of $151.0 million related to the extinguishment of the outstanding royalty purchase liability that was assumed by Biossil.

Galera’s clinical portfolio now is comprised of a pan-inhibitor of nitric oxide synthase (NOS) that was acquired in December 2024 through the acquisition of Nova Pharmaceuticals, Inc. (Nova) (Note 3). Galera’s lead program is now an investigator-sponsored Phase 1/2 trial of the pan-NOS inhibitor in combination with nab-paclitaxel and alpelisib for MpBC, which is being conducted at Methodist Hospital in Houston, Texas (Houston Methodist) with funding by a grant from the National Institutes of Health.

Liquidity

The Company has incurred recurring losses and negative cash flows from operations since inception and has an accumulated deficit of $307.3 million as of December 31, 2025. The Company expects its existing cash and cash equivalents as of December 31, 2025 will enable the Company to fund its operating expenses, which are currently at a limited level, for at least twelve months from the date these consolidated financial statements were issued.

In December 2024, the Company completed a private placement with a group of investors led by Ikarian Capital. The Company issued 21,070,220 shares of common stock plus pre-funded warrants exercisable for 23,041,040 shares of common stock at an offering price of $0.065 per share or pre-funded warrant. The Company received net proceeds of approximately $2.9 million after deducting issuance costs of approximately $27,000, of which $0.6 million was received in January 2025. The pre-funded warrants have an exercise price of $0.001 per share, are exercisable immediately following their issuance and never expire.

As stated above, in October 2025 the Company received $3.5 million from the sale of its dismutase mimetics assets to Biossil.

The Company does not currently have sufficient cash to adequately fund the development of its product candidate. In order to continue research and development, the Company will need to raise additional financing to fund its operations, which could be through equity or debt financing or through strategic transactions. Future capital requirements will depend on what, if any, strategic alternatives are available to the Company, which may include pursuit of a strategic transaction, a voluntary dissolution, or the continued operation of product development.

2. Basis of presentation and significant accounting policies

Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP). Any reference in these notes to applicable guidance is meant to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

refer to U.S. GAAP as found in the Accounting Standards Codification (ASC) and Accounting Standards Updates (ASU) of the Financial Accounting Standards Board (FASB).

The consolidated financial statements include the accounts of Galera Therapeutics, Inc. and its wholly owned subsidiaries, Nova Pharmaceuticals Operating, LLC, Galera Therapeutics Australia Pty Ltd (Galera Australia), and Galera Labs, LLC. Galera Australia was deregistered in November 2024. In December 2024, the Company acquired Nova Pharmaceuticals, Inc. as a wholly owned subsidiary, which was merged into another wholly owned subsidiary, Grape Merger Sub II, LLC in November 2025, with the surviving entity renamed Nova Pharmaceuticals Operating, LLC (see Note 3). All intercompany accounts and transactions have been eliminated in consolidation.

The Company has determined the functional currency of Galera Australia to be the U.S. dollar. The Company records remeasurement gains and losses on monetary assets and liabilities, such as accounts payable, which are not denominated in U.S. dollars in the statements of operations.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Significant areas that require management’s estimates include the share-based compensation assumptions, royalty purchase liability assumptions and accrued research and development expenses.

Segments

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker (CODM) in making decisions regarding resource allocation and assessing performance.

The Company’s Chief Executive Officer (CEO), as the CODM, manages the Company’s business activities as a single operating and reportable segment at the consolidated level. Accordingly, the CEO uses consolidated income (loss) from operations as well as consolidated net income (loss) to measure segment profit or loss, allocate resources, and assess performance. The measure of segment assets is reported on the balance sheet as total assets.

Significant expenses within income (loss) from operations, as well as within net income (loss), include research and development and general and administrative expenses, which are each separately presented on the Company’s consolidated statements of operations. Other segment items within net income (loss) include acquired in-process research and development, write-offs of the acquired intangible asset and goodwill, a gain on litigation settlement, a gain on sale of dismutase mimetics assets, a gain on extinguishment of debt, interest income, interest expense, the change in fair value of warrant liability, foreign currency loss, and income tax benefit.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below summarizes the significant expense categories reviewed by the CEO for the years ended December 31, 2025 and 2024:

	Year ended December 31,
	2025	2024
Research and Development
Personnel	$1	$1,476
Stock-based compensation	18	690
Program expenses	66	378
Other unallocated expenses	264	607

Total research and development	349	3,151

General and Administrative
Personnel	1,197	2,607
Stock-based compensation	392	1,855
Professional fees	2,876	4,060
Other general and administrative	1,228	2,480

Total general and administrative	5,693	11,002

Other segment items	(155,091)	4,804

Net income (loss)	$149,049	$(18,957)

Asset acquisitions

Acquisitions of assets or a group of assets that do not meet the definition of a business are accounted for as asset acquisitions, with a cost accumulation model used to determine the cost of the acquisition. Common stock issued as consideration in an acquisition of assets is generally measured based on the acquisition date fair value of the equity interests issued. Direct transaction costs are recognized as part of the cost of an acquisition of assets. Intangible assets that are acquired in an asset acquisition for use in research and development activities that have an alternative future use are capitalized as in-process research and development (IPR&D). Acquired IPR&D that has no alternative future use is expensed immediately in the consolidated statements of operations.

Fair value of financial instruments

Management believes that the carrying amounts of the Company’s financial instruments, including accounts payable and accrued expenses, approximate fair value due to the short-term nature of those instruments. The royalty purchase liability was accounted for as debt and interest was accreted over the expected repayment period until the extinguishment of the royalty purchase liability following the sale to Biossil. Based on the outcome from the Company’s discussions with the FDA reiterating the need for an additional Phase 3 trial to support resubmission of the avasopasem New Drug Application (NDA), it was not feasible to conduct an additional clinical trial with the Company’s resources. Due to the uncertainty of obtaining regulatory approval and successful commercialization of avasopasem, it was impractical to determine the fair value of the debt. The pre-funded warrants were measured at fair value on a recurring basis and carried at their estimated fair value until their reclassification to equity at March 31, 2025.

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and short-term investments. The Company maintains deposits in

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federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk on its cash and cash equivalents. The Company had no short-term investments as of December 31, 2025 or 2024.

Cash and cash equivalents

The Company considers all highly liquid investments that have maturities of three months or less when acquired to be cash equivalents. Cash and cash equivalents as of December 31, 2025 and 2024 consisted of bank deposits and a money market mutual fund invested in U.S. Treasury obligations. The Company maintains a portion of its cash and cash equivalents in accounts with major financial institutions, and its deposits at these institutions exceed insured limits.

Property and equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives ranging from three to five years. Leasehold improvements are amortized over the shorter of their economic lives or the remaining lease term. The costs of maintenance and repairs are expensed as incurred. Improvements and betterments that add new functionality or extend the useful life of the asset are capitalized. The Company had no property and equipment as of December 31, 2025 or 2024.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, then an impairment charge is recognized for the amount by which the carrying value of the asset exceeds the estimated fair value of the asset. As of December 31, 2025, the Company believes that no revision of the remaining useful lives or write-down of long-lived assets is required.

Goodwill and acquired intangible asset

Intangible assets related to IPR&D are considered indefinite-lived intangible assets and, along with goodwill, are not amortized, but are assessed for impairment annually or more frequently if impairment indicators exist. For those compounds that reach commercialization, the IPR&D assets will be amortized over their estimated useful lives. If the associated research and development effort related to IPR&D is abandoned, the related assets will be written-off and the Company will record a noncash impairment loss on its consolidated statements of operations.

In August 2024, the Company’s board of directors approved a plan of complete liquidation and dissolution (Plan of Dissolution), under which future development of the Company’s historical product candidates would no longer continue. In connection with this decision, the Company concluded that the related IPR&D asset and related goodwill were each impaired in their entirety, and as such recognized non-cash impairment charges of $2.3 million for the IPR&D and $0.9 million for the goodwill during the year ended December 31, 2024. The impairment also resulted in an income tax benefit of $0.2 million due to the tax effect of the reduction in the deferred tax liability associated with the IPR&D asset. The Plan of Dissolution ultimately did not receive approval by the Company’s shareholders.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Royalty purchase liability

In November 2018, the Company entered into an Amended and Restated Purchase and Sale Agreement (as subsequently amended, the Royalty Agreement) with Clarus IV Galera Royalty AIV, Clarus IV A, L.P., Clarus IV B, L.P., Clarus IV C, L.P. and Clarus IV D, L.P. (collectively, Blackstone or Blackstone Life Sciences). Proceeds from the Royalty Agreement are accounted as debt. Interest expense is imputed based on the estimated royalty repayment period and considers the probability and timing of obtaining regulatory approvals and potential future revenue from commercial net product sales. Changes in estimates, if any, are made prospectively. Amendments to royalty purchase arrangements are evaluated for extinguishment and modification accounting treatment at the time of each amendment. Royalty purchase liabilities are derecognized when they are deemed to be extinguished, which is determined when the Company has paid the liability in its entirety and is relieved of its obligation, or when the Company is legally released from being the primary obligor under the liability, either judicially or by the creditor.

In connection with the sale of the Company’s dismutase mimetics assets to Biossil, the Company assigned and Biossil assumed all rights and obligations under the Royalty Agreement, and Blackstone acknowledged that it would look solely to Biossil to pay and perform the obligations and liabilities under the Royalty Agreement. The Company extinguished its outstanding royalty purchase liability at the time of the assignment and assumption with Biossil.

Warrant Liability

The pre-funded warrants issued in conjunction with the private placement in December 2024 (See Note 1) were classified as liabilities on the balance sheet at December 31, 2024, as they contained terms for redemption of the underlying security that were outside the Company’s control. The warrant liability was initially recorded at fair value upon the date of issuance and subsequently remeasured to fair value at each reporting date, with changes recognized in the consolidated statements of operations. In March 2025 the pre-funded warrants were amended, and were thereafter deemed to qualify for equity classification. The Company recognized a final change in the fair value of the liability classified warrants immediately prior to the reclassification (See Note 5).

Redeemable Convertible Preferred Stock

The Company records shares of redeemable convertible preferred stock at their respective fair values on the dates of issuance, net of issuance costs. The Company has applied the guidance in ASC 480-10-S99-3A, SEC Staff Announcement: Classification and Measurement of Redeemable Securities, and has therefore classified the redeemable convertible preferred stock outside of stockholders’ equity (deficit) because, if conversion to common stock is not approved by the stockholders, the redeemable convertible preferred stock will be redeemable at the option of the holders for cash equal to the closing price of the common stock on the last trading day prior to the holder’s redemption request. The Company determined that the conversion and redemption are outside of the Company’s control. Additionally, the Company determined the conversion and redemption features did not require bifurcation as derivatives.

Leases

At lease commencement, the Company records a lease liability based on the present value of lease payments over the expected lease term including any options to extend the lease that the Company is reasonably certain to exercise. The Company calculates the present value of lease payments using an incremental borrowing rate as the Company’s leases do not provide an implicit interest rate. The Company’s incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease

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payments under similar terms. At the lease commencement date, the Company records a corresponding right-of-use lease asset based on the lease liability, adjusted for any lease incentives received and any initial direct costs paid to the lessor prior to the lease commencement date. The Company may enter into leases with an initial term of 12 months or less (short-term leases). For short-term leases, the Company records the rent expense on a straight-line basis and does not record the leases on the balance sheet. As of December 31, 2025, the Company had one short-term lease. The Company had no short-term leases as of December 31, 2024.

After lease commencement, the Company measures its leases as follows: (i) the lease liability based on the present value of the remaining lease payments using the discount rate determined at lease commencement, and (ii) the right-of-use lease asset based on the remeasured lease liability, adjusted for any unamortized lease incentives received, any unamortized initial direct costs and the cumulative difference between rent expense and amounts paid under the lease agreement. Any lease incentives received and any initial direct costs are amortized on a straight-line basis over the expected lease term. Rent expense is recorded on a straight-line basis over the expected lease term.

Research and development expenses

Research and development costs are expensed as incurred and consist primarily of funds paid to third parties for the provision of services for product candidate development, clinical and preclinical development and related supply and manufacturing costs, and regulatory compliance costs. The Company accrues and expenses preclinical studies and clinical trial activities performed by third parties based upon estimates of the proportion of work completed over the term of the individual trial and patient enrollment rates in accordance with agreements with clinical research organizations and clinical trial sites. The Company determines the estimates by reviewing contracts, vendor agreements and purchase orders, and through discussions with internal clinical personnel and external service providers as to the progress or stage of completion of trials or services and the agreed-upon fee to be paid for such services. However, actual costs and timing of clinical trials are highly uncertain, subject to risks and may change depending upon a number of factors, including the Company’s clinical development plan.

Management makes estimates of the Company’s accrued expenses as of each balance sheet date in the Company’s consolidated financial statements based on facts and circumstances known to the Company at that time. If the actual timing of the performance of services or the level of effort varies from the estimate, the Company will adjust the accrual accordingly. Nonrefundable advance payments for goods and services, including fees for process development or manufacturing and distribution of clinical supplies that will be used in future research and development activities, are deferred and recognized as expense in the period that the related goods are consumed or services are performed.

Share-based compensation

The Company measures share-based awards at their grant-date fair value and records compensation expense on a straight-line basis over the vesting period of the awards.

Estimating the fair value of share-based awards requires the input of subjective assumptions, including the expected life of the options and stock price volatility. The Company accounts for forfeitures of stock option awards as they occur. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in estimating the fair value of share-based awards represent management’s estimate and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, share-based compensation expense could be materially different for future awards.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The expected life of the stock options is estimated using the “simplified method,” as the Company has limited historical information from which to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock option grants. The simplified method is the midpoint between the vesting period and the contractual term of the option. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of option grants. The risk-free rate is based on the U.S. Treasury yield curve commensurate with the expected life of the option.

Employee Benefit Plan

The Company sponsors a 401(k) defined contribution plan for its employees. Employee contributions are voluntary. The Company matches employee contributions in an amount equal to 100% of the first 4% of eligible compensation, and such employer contributions are immediately vested. The Company provided matching contributions of approximately $31,000 and $78,000 during the years ended December 31, 2025 and 2024, respectively.

Gain on litigation settlement

On May 30, 2023, the Company filed a lawsuit in the Court of Common Pleas in Chester County, Pennsylvania, or the Court, against Alira Health Clinical, LLC and IQVIA Biotech, LLC (the CROs), seeking damages and alleging breach of contract, professional negligence, and negligence related to an error by the defendants in 2021 in their statistical program for the Phase 3 ROMAN trial of avasopasem for the reduction of SOM induced by radiotherapy in patients with locally advanced head and neck cancer (the Phase 3 ROMAN trial) (the Litigation). On August 2, 2024, the Company and the CROs entered into an agreement to settle the Litigation, pursuant to which, in exchange for mutual releases, the CROs paid to the Company the amount of $975,000, and the parties terminated the contracts between the Company and the CROs, with no further obligations under the parties’ contracts. On August 8, 2024, the Company filed a Praecipe to Settle, Discontinue, and End the Litigation. During the year ended December 31, 2024, the Company recorded the $975,000 as gain on litigation settlement within operating expenses on its consolidated statement of operations.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company recognizes the benefit of an uncertain tax position that it has taken or expects to take on its income tax return if such a position is more likely than not to be sustained.

The budget and tax legislation signed into law on July 4, 2025 includes changes to U.S. federal tax law, which may be subject to further clarification and the issuance of interpretive guidance. The Company has assessed the legislation and its effect on its consolidated financial statements. Due to the existence of a full valuation allowance against the Company’s U.S. federal deferred tax assets, the Company does not expect the enactment of this law to have a material impact on its consolidated financial statements.

Under Internal Revenue Code section 382, if a corporation undergoes a specified change in ownership, the corporation’s ability to use its pre-change net operating loss (NOL) carryforwards and other pre-change tax attributes to offset its post-change income may be limited. Such limitation may result in the expiration of the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOL carryforwards generated before 2018 and other pre-change tax attributes prior to their utilization. During the year ended December 31, 2025 the Company performed a section 382 study and determined that an ownership change occurred on December 30, 2024 upon the completion of the acquisition of Nova. The Company calculated the section 382 annual limitation and evaluated the corporation’s ability to use its NOL carryforwards and other pre-change tax attributes in future periods and determined that a portion of them would likely expire before being utilized. Consequently, $62.6 million of pre-2018 federal NOLs, $230.2 million of state NOLs and $9 million of federal research and development tax credits were written off during the year. However, as the Company had previously recorded a full valuation allowance on all deferred tax assets, these write-offs resulted in no impact to the net deferred tax position or net income during the year.

Net income (loss) per share

Income (loss) per common share requires consideration of the two-class method when an entity has participating securities. The Company’s outstanding warrants from the February 2023 registered direct offering (Note 12) entitle the holders to receive dividends on a basis equivalent to the dividends paid to holders of common stock, participating pro-rata in the earnings of the Company as if the warrant was converted into common shares of the Company. As a result, the February 2023 warrants meet the definition of a participating security, and the Company is required to apply the two-class method. Under the two-class method, earnings available to common shareholders, including both distributed and undistributed earnings, are allocated to each class of common stock and participating securities according to dividends declared and participating rights in undistributed earnings. Since the February 2023 warrants do not have contractual obligations that require participation in the Company’s losses, the two-class method is not required for periods in which Company has a net loss.

For purposes of basic and diluted net income or loss per share, shares of the Series B redeemable convertible preferred stock (Series B) have the same characteristics as common stock and have no material preferential rights over common stock, and accordingly have been considered as a second class of common stock in the computation of basic and diluted net income or loss per share regardless of their legal form. Income and losses are allocated between the common shares and the Series B on a pro rata basis as they share equally in income, losses and residual net assets on an as-converted basis.

Basic income (loss) per share of common stock is computed by dividing net income (loss) available to common stockholders, which excludes the income allocated to participating security holders, by the weighted-average number of shares of common stock outstanding during each period, including pre-funded warrants. The pre-funded warrants to purchase common stock are included in the calculation of basic and diluted net income (loss) per share as the exercise price of $0.001 per share is non-substantive and is virtually assured.

Diluted income (loss) per share of common stock includes the effect, if any, from the potential exercise or conversion of securities, such as stock options and common stock warrants, which would result in the issuance of incremental shares of common stock.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the Company’s basic and diluted income (loss) per common share is as follows:

	Year ended December 31,
	2025	2024
Numerator:
Net income (loss)	$149,049	$(18,957)
Less: Allocation of undistributed income to participating security (February 2023 Warrants)	(8,577)	—
Less: Allocation of undistributed income or loss to Series B	(76,948)	224

Undistributed income (loss) available to common stockholders, basic and diluted	$63,524	$(18,733)
Denominator:
Weighted average shares of common stock outstanding, basic and diluted	98,503,430	54,633,215

Net income (loss) per share of common stock, basic and diluted	$0.64	$(0.34)

Net income (loss) attributable to Series B redeemable convertible preferred stockholders, basic and diluted	$76,948	$(224)
Weighted average shares of Series B redeemable convertible preferred stock outstanding, basic and diluted	119,318	652

Net income (loss) per share of Series B redeemable convertible preferred stock, basic and diluted	$644.89	$(342.89)

The following potentially dilutive securities have been excluded from the computation of diluted weighted-average shares outstanding, as they would be anti-dilutive:

	December 31,
	2025	2024
Stock options	10,969,734	4,384,108
Common stock warrants	550,661	13,850,661

	11,520,395	18,234,769

Recent Accounting Pronouncements

In December 2023, FASB issued ASU 2023-09, “Improvements to Income Tax Disclosures,” which enhances the transparency and decision usefulness of income tax disclosures. The guidance is effective for the Company’s annual reporting period ending December 31, 2025, with early adoption permitted. The Company adopted this ASU on December 31, 2025, and applied the new disclosure requirements using a prospective approach. The adoption did not have a material impact on the Company’s consolidated financial statements. See Note 13 Income Taxes.

In September 2025, FASB issued ASU 2025-07, “Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Noncash Consideration from a Customer in a Revenue Contract” (ASU 2025-07). ASU 2025-07 clarifies the application of derivative accounting to certain contracts and refines the guidance for share-based noncash consideration received from customers. Specifically, ASU 2025-07 introduces a scope exception for contracts that are not exchange-traded and whose underlying is tied to operations or activities specific to one party. It also clarifies that share-based noncash consideration from a customer should initially be accounted for under ASC 606 until the right to receive or retain such consideration becomes unconditional, at which point financial instruments guidance may apply. ASU 2025-07 is effective for fiscal years beginning after December 15, 2026 and interim periods within those fiscal years. Early adoption is permitted. The Company early adopted this ASU in the fourth quarter of 2025 on a prospective basis and applied this ASU in accounting for the sale of assets to Biossil.

Recent Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, “Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,” which requires the disaggregation of certain expenses in the notes of the financials, to provide enhanced transparency into the expense captions presented on the face of the income statement. The guidance is effective for annual reporting periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027 and may be applied either prospectively or retrospectively. The Company is assessing the impact of adopting this guidance on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, “ASC 470- Debt with Conversion and Other Options, Induced Conversions of Convertible Debt Instruments,” (ASU 2024-04) which clarifies whether or not a settlement of a convertible debt instrument is subject to the induced conversion guidance. The guidance is effective for the Company’s annual reporting period beginning on January 1, 2026, including interim periods. Early adoption is permitted and the respective amendments in ASU 2024-04 may be applied on a prospective or retrospective basis. The Company does not expect the adoption to have a material impact on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, “Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software.” The updated guidance changes the accounting for internal-use software by eliminating references to sequential project stages. Eligible software development cost capitalization will begin when: (1) management has authorized and committed to funding the software project and (2) it is probable that the software will be completed and used as intended. The guidance is effective for annual periods beginning after December 15, 2027, and interim periods within those annual periods, with early adoption permitted. The guidance may be applied using a prospective transition method, a retrospective transition method or a modified prospective transition method. The Company is assessing the impact of adopting this guidance on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, “Interim Reporting — Narrow Scope Improvements,” (ASU 2025-11) which is intended to improve the navigability of the guidance in ASC 270, Interim Reporting, and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. ASU 2025-11 also addresses the form and content of such financial statements, interim disclosures requirements, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. ASU 2025-11 is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, and early adoption is permitted. The Company is assessing the impact of adopting this guidance on its consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Asset acquisition

On December 30, 2024, the Company acquired Nova Pharmaceuticals, Inc. (Nova), in accordance with the terms of an Agreement and Plan of Merger, dated December 30, 2024 (Merger Agreement), pursuant to which the Company acquired Nova’s tilarginine programs and assumed certain liabilities associated with the acquired assets. The upfront consideration included the issuance of 119,318 shares of Series B at an aggregate fair value of $2.6 million.

Each share of Series B is convertible into 1,000 shares of common stock, subject to the Beneficial Ownership Limitation (defined below). The fair value of the shares issued to Nova was based on the closing stock price of the Company’s common stock on December 30, 2024, of $0.027, less a discount of 20.0% related to unregistered share restrictions of the preferred shares. The fair value measurement for the Series B is classified as Level 3 within the fair value hierarchy.

The Company accounted for the transaction as an asset acquisition as the Company acquired inputs and no substantive processes or outputs. The assets acquired in the transaction were measured based on the estimated fair value of the consideration paid of $3.5 million, which included direct transactions costs of $0.9 million.

The consideration paid and the relative values of the assets acquired, and liabilities assumed were as follows:

Consideration transferred:
Fair value of Series B Preferred Stock issued	$2,577
Transaction costs paid	919

Total consideration paid	$3,496

Assets acquired:
Other assets	$100
In-process research and development	3,843

Total assets acquired	$3,943

Liabilities assumed:
Accounts payable and accrued expenses	447

Total liabilities assumed	447

Net assets acquired	$3,496

As the Nova IPR&D assets acquired have no alternative future use to the Company, the Company charged $3.8 million to Acquired IPR&D expense within its consolidated statement of operations for the year ended December 31, 2024.

The Merger Agreement was unanimously approved by the Board of Directors of both companies and by the stockholders of Nova. The Board of Directors includes three current Galera board members, and two additional board members selected by Nova. On March 17, 2026, the Company’s subsidiary, Nova Pharmaceuticals Operating, LLC, waived the Company’s obligations to hold a meeting of the Company’s stockholders to vote on (i) the approval of the conversion of the Series B into shares of Common Stock; (ii) the approval of an amendment to Galera’s certificate of incorporation to effect a reverse stock split and/or increase the number of authorized shares of common stock to such amount as determined by the Board following the closing; and (iii) the approval of one or more adjournments of the Stockholders’ Meeting to solicit additional proxies if there are not sufficient votes cast in favor of the foregoing matters (the Waiver). These obligations were waived

GALERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

following the filing of a Certificate of Amendment (the Certificate of Amendment) to the Certificate of Designation of Preferences, Rights, and Limitations of Series B Non-Voting Convertible Preferred Stock (Certificate of Designation) with the Secretary of State of the State of Delaware on February 12, 2026. Pursuant to this amendment, in the sole discretion of the Board, the Company may elect to convert, in whole or in part, outstanding shares of Series B into shares of Common Stock calculated based on the Conversion Ratio (one share of Series B convertible into 1,000 shares of common stock, as defined in the Certificate of Designation). The Waiver and the Certificate of Amendment were each approved by the Board, and the Certificate of Amendment was further approved by the unanimous written consent of the holders of the Series B.

4. Sale of assets

In October 2025, the Company entered into an Asset Purchase and Sale Agreement, as amended (APA) with Biossil, Inc (Biossil), pursuant to which Biossil acquired all of the Company’s right, title and interest in and to its assets related to avasopasem and rucosopasem and all other dismutase mimetics assets (the Transaction). The assets consisted of intellectual property rights related to dismutase mimetics and inventory of avasopasem and rucosopasem; there was no carrying value for these assets. Biossil assumed the Company’s existing agreements related to these assets.

The Company received consideration from Biossil in the form of an upfront payment in October 2025 of $3.5 million, and is eligible to receive further payments upon the achievement of future regulatory and commercial milestones of up to $75.0 million, and received contingent value rights of up to $30.0 million should Biossil enter into an out-license for topical applications. The Company accounted for the Transaction as a sale of a nonfinancial asset group in accordance with ASC 610-20, Other Income-Gains and Losses from Derecognition of Nonfinancial Assets, and followed the principles of ASC 606, Revenue from Contracts with Customers. Future regulatory and commercial milestone payments and potential payments pursuant to the contingent value rights are considered variable consideration and fully constrained at the time of the sale and again at December 31, 2025, as it was determined that it was not probable that the variable consideration related to the contingent milestone payments and contingent value right payments will be received. The contingent milestone and contingent value right payments will be recognized if and when it becomes probable that the underlying milestones or events will be achieved and payments will be received. The Company transferred control of the nonfinancial asset group in October 2025 and recognized a gain of $3.5 million in the consolidated statements of operations related to the sale of dismutase mimetics assets and a gain of $151.0 million related to the extinguishment of the royalty purchase liability.

In connection with acquiring these assets, the Company assigned and Biossil assumed all of the Company’s rights and obligations under the Royalty Agreement with Blackstone (see Note 9).

5. Fair value measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

GALERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis (amounts in thousands):

	December 31, 2025
	(Level 1)	(Level 2)	(Level 3)
Assets
Money market funds (included in cash equivalents)	$6,265	$—	$—

	December 31, 2024
	(Level 1)	(Level 2)	(Level 3)
Assets
Money market funds (included in cash equivalents)	$6,115	$—	$—

There were no changes in valuation techniques during the years ended December 31, 2025 and 2024. The Company’s short-term investment instruments classified using Level 1 inputs within the fair value hierarchy are classified as such because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

The initial fair value of the pre-funded warrants was based on the closing price of the private placement that occurred in December 2024. Each subsequent reporting period prior to their reclassification to equity the warrants were marked-to-market based on the period-end closing price of the Company’s common stock. The change in fair value of the warrant liabilities for the year ended December 31, 2025 is as follows (amounts in thousands):

Balance at December 31, 2024	$1,055
Additions	—
Change in fair value	(294)
Reclassification to equity	(761)

Balance at December 31, 2025	$—

6. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of (amounts in thousands):

	December 31, 2025	December 31, 2024
Prepaid insurance	$490	$795
Other prepaid expenses and other current assets	230	282

	$720	$1,077

7. Property and equipment

In connection with the termination of its office lease in August 2024, the Company wrote off its remaining fixed assets during the third quarter of 2024. Depreciation and amortization expense was $20,000 for the year ended December 31, 2024. There was no depreciation expense for the year ended December 31, 2025.

GALERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Accrued expenses

Accrued expenses consist of (amounts in thousands):

	December 31, 2025	December 31, 2024
Compensation and related benefits	$20	$48
Research and development expenses	20	31
Late filing of S-1 registration statement	115	—
Professional fees and other expenses	225	312

	$380	$391

9. Royalty purchase liability

Pursuant to the Company’s Royalty Agreement with Blackstone, the Company has received $117.5 million in aggregate proceeds. Proceeds from the Royalty Agreement were accounted as debt on the accompanying consolidated balance sheets. Interest expense was imputed based on the estimated royalty repayment period, which took into consideration the probability and timing of obtaining approval from the U.S. Food and Drug Administration (FDA) and the potential future revenue from commercializing its historical product candidates, and which resulted in a corresponding increase in the liability balance.

The Company suspended recognizing interest expense on the royalty purchase liability after October 2023, as the result of the uncertainty of any future royalties following its decision to discontinue the rucosopasem GRECO trials and that it was not feasible with its current resources for the Company to conduct another Phase 3 trial of avasopasem. Accordingly, no interest was recognized during the years ended December 31, 2025 and 2024.

In August 2025, the Royalty Agreement was amended, which reduced the royalty rate on net sales of avasopasem and rucosopasem to four percent (4%). The amendment was accounted for as a modification of debt to which no immediate gain or loss is recognized.

In connection with the sale of the Company’s dismutase mimetics assets to Biossil in October 2025, the Company assigned and Biossil assumed all rights and obligations under the amended Royalty Agreement, and Blackstone acknowledged that it would look solely to Biossil to pay and perform the obligations and liabilities under the amended Royalty Agreement. Accordingly, the Company has extinguished the royalty purchase liability from its consolidated balance sheet, recording a $151.0 million noncash gain on the extinguishment in its consolidated statement of operations for the year ended December 31, 2025.

10. Leases

The Company previously had an operating lease for office space in Malvern, Pennsylvania. On August 8, 2024, the Company entered into a Lease Termination Agreement with its landlord. In return for an early termination fee of $0.4 million, the office lease was terminated as of August 31, 2024, and the Company has no further obligations with regard to the office lease. The Company’s total cost to exit the office lease was $0.5 million, including a broker fee and other costs. The discount rate used to account for the Company’s operating lease is the Company’s estimated incremental borrowing rate of 5.4%.

In January 2025 the Company entered into a new operating lease agreement for office space in Malvern, Pennsylvania. The lease commencement date was February 1, 2025, and the lease term was 12 months, after which it continues on a month-to-month basis, with 90 days’ notice required for cancellation.

GALERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Lease cost, as presented below, includes costs associated with leases for which right-of-use (ROU) assets have been recognized as well as short-term leases.

The components of lease expense were as follows (amounts in thousands):

	Year ended December 31,
	2025	2024
Operating lease costs
Operating lease rental expense	$14	$559
Total operating lease expense	$14	$559

Supplemental cash flow information related to leases was as follows (amounts in thousands):

	Year ended December 31,
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities Operating cash flows for operating leases	$14	$597
Derecognition of lease liability and right-of-use asset due to lease termination Operating leases	—	1,212

11. Commitments and contingencies

License agreement

The Company’s subsidiary, Nova, has a worldwide license agreement (the License) with Houston Methodist. The License was executed in January 2024 and gives Nova the exclusive rights to certain Houston Methodist patents for use in the field of oncology, and non-exclusive rights to certain Houston Methodist know-how for use in connection with the licensed patents. Under a separate patent prosecution agreement, fees of the law firm maintaining the licensed patents are billed to and payable directly by Nova.

The License includes due diligence requirements for Nova to submit an Investigational New Drug (IND) application by January 31, 2028, and thereafter to initiate Phase 1, 2 and 3 clinical trials and file a Biologics License Application (BLA) by specified dates. If Nova receives FDA approval for a product covered by the License, fees are payable upon attainment of certain commercial milestones, and low-to-mid single digit royalties are payable on net sales. Fees are also payable on any sublicense revenue that Nova receives.

As additional consideration for the License, Nova made an initial issuance of shares of Nova common stock to Houston Methodist, and subsequently issued additional shares such that Houston Methodist maintained an agreed percentage of Nova outstanding shares. On December 30, 2024, the Houston Methodist shares in Nova were exchanged for approximately 7,323 shares of the Company’s Series B (See Notes 3 and 12).

Unless earlier terminated, the License expires on the later of January 31, 2044, or the end of the patent term for the last licensed patent to expire, after which the license continues on a nonexclusive, royalty-free basis.

Executive employment agreements

The Company has entered into employment agreements with certain key executives, providing for compensation and severance in certain circumstances, such as a change in control, as described in the respective agreements.

GALERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Legal matters

The Company is subject from time to time to various claims and legal actions arising during the ordinary course of its business. Management believes that there are currently no claims or legal actions that would reasonably be expected to have a material adverse effect on the Company’s results of operations, financial condition or cash flows.

12. Convertible Preferred Stock and Stockholders’ Equity (Deficit)

Shareholder Rights Agreement

On May 3, 2024, the Company entered into a Stockholder Rights Agreement with Equiniti Trust Company, LLC, as rights agent (the Rights Agreement). Pursuant to the Rights Agreement, the board of directors declared a dividend of one preferred share purchase right (each a Right) for each outstanding share of Company common stock to stockholders of record at the close of business on May 20, 2024. Each Right entitled its holder, subject to the terms of the Rights Agreement, to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company at an exercise price of $1.50 per Right, subject to adjustment. Rights attached to any shares of common stock that become outstanding after May 20, 2024 and prior to the earlier of the Distribution Time, as defined in the Rights Agreement, and the redemption or expiration of the Rights, and in certain other circumstances described in the Rights Agreement. Pursuant to the terms of the Rights Agreement, the Rights terminated upon closing of the acquisition of Nova. The Company intends to file a Certificate of Elimination eliminating from its Certificate of Incorporation, as amended, the designation of certain shares of its preferred stock as Series A Junior Participating Preferred Stock, which had been designated for potential use in connection with the Rights Agreement. Upon such filing, all 200,000 shares of preferred stock previously designated as Series A Junior Participating Preferred Stock will be eliminated and returned to the status of authorized but unissued shares of preferred stock, without designation.

Equity offerings

December 2024 Private Placement

In December 2024, the Company completed a private placement with a group of investors led by Ikarian Capital. The Company issued 21,070,220 shares of common stock plus pre-funded warrants exercisable for 23,041,040 shares of common stock at an offering price of $0.065 per share (or, in the case of certain of the investors who also received pre-funded warrants in lieu of shares, $0.065 per pre-funded warrant), generating net proceeds of approximately $2.9 million after offering costs of approximately $27,000, of which $0.6 million was received in January 2025.The pre-funded warrants have an exercise price of $0.001 per share, are exercisable immediately following their issuance, and never expire.

The Company considered the appropriate accounting guidance and concluded that the pre-funded warrants qualified for liability treatment, and therefore, recorded the warrant liability at fair value $1.5 million. The remainder of the net proceeds were allocated to the common stock issued and recorded as a component of equity.

In connection with the December 2024 Private Placement, the Company entered into a registration rights agreement with the group of investors (as amended, the “Registration Rights Agreement”), pursuant to which the Company agreed to file with the SEC, a registration statement for the resale of the shares of common stock issued in the private placement. The Company agreed to use commercially reasonable efforts to have such registration statement declared effective within 30 days of such filing (or within 60 days should the SEC provide written comments on the registration statement) and to maintain the effectiveness of such registration statement until all relevant securities are sold or can be freely traded without restrictions. As of the filing date of this Form 10-K, the Company has not filed a registration statement with the SEC and the deadline for such registration has

GALERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

passed under the Registration Rights Agreement. The Company may request a further extension of the time to file the registration statement from the investors. Should it fail to receive such an extension, or should it receive the extension but fail to file the registration statement by the expiration date of the extension, the Company would be subject to penalties up to 5% of the amount received in the private placement, a maximum of approximately $145,000.

December 2024 Series B Preferred Stock

Under the terms of the Merger Agreement, 119,318.285 shares of Series B were issued to the securityholders of Nova, each share of which is convertible into 1,000 shares of the Company’s common stock. Conversion of the shares of Series B is subject to approval at a subsequent meeting of the Company’s common stockholders to be held no earlier than twelve (12) months, but no later than eighteen (18) months, following the December 30, 2024 closing.

The following is a summary of the rights, preferences, and terms of the Series B:

Dividends

The holders of Series B are entitled to receive cash dividends, on an as-if-converted-to-common-stock basis, equal to and in the same form and manner as dividends actually paid on shares of common stock, when and if such dividends are paid. As of December 31, 2025, there were no unpaid Series B dividends.

Voting Rights

The holders of the Series B generally have no voting rights, except as required by law or outlined in the Certificate of Designation. However, a majority vote of the outstanding shares of Series B Non-Voting Preferred Stock is required to approve certain actions that could adversely affect their rights, issue additional shares, or undertake specific mergers or fundamental transactions.

Liquidation Preference

The Series B participates pari passu with the common stock in the distribution of assets upon a liquidation, dissolution, or winding up of the corporation. Distributions to holders of Series B are weighted to reflect two times the amount that would be received if the shares were fully converted into common stock.

Conversion

At any time after approval by the Company’s common shareholders, at the option of the holder, each share of Series B is convertible into 1,000 shares of common stock, subject to certain antidilution adjustments. Pursuant to an amendment to the Certificate of Designation approved by the Series B holders in February 2026, the Company’s board of directors, at its sole discretion, can elect to convert the Series B into common stock (a Mandatory Conversion). If not converted by 24 months after the issuance date, upon request by a holder of Series B, the Company will pay in cash the fair value, as defined, of the common stock into which the Series B would otherwise be converted.

Beneficial Ownership Limitation

A holder of Series B is prohibited from converting shares of Series B into shares of common stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than 19.9% of

GALERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the total number of shares of common stock issued and outstanding immediately after giving effect to such conversion. The beneficial ownership limitation does not apply in the case of a Mandatory Conversion.

Redemption

Shares of Series B are generally not redeemable. However, in the event the Series B is not converted within 24 months after the initial issuance of the Series B, each holder of Series B may elect, at the holder’s option, to have the shares of Series B be redeemed by the Company at an amount equal to the last reported closing trading price of the common stock at such time on an as-converted to common stock basis, as further described in the Certificate of Designation relating to the Series B.

The Company recognized accretion of $1.8 million to reflect the estimated fair value at redemption as of December 31, 2024. This accretion was reversed during the year ended December 31, 2025 as a result of the decrease in the common stock price, and as of December 31, 2025 the Series B was recorded at its initial fair value of approximately $2.6 million.

Protective Provisions

Approval of holders of a majority of the Series B is required for certain significant corporate actions.

February 2023 Registered Direct Offering

In February 2023, the Company completed a registered direct offering, which resulted in the issuance and sale of 14,320,000 shares of its common stock and warrants to purchase up to 14,320,000 shares of common stock at a combined offering price of $2.095 per share and accompanying warrant, and received net proceeds of $27.6 million after deducting placement agent fees and offering expenses. The warrants are equity-classified, have an exercise price of $1.97 per share of common stock, are exercisable immediately following their issuance, and will expire five years from the date of issuance. In the event the Company’s board of directors approves a fundamental transaction (defined as a merger, sale of substantially all assets, tender offer or share exchange), warrant holders may elect to exercise their warrants and receive cash consideration equal to a Black-Scholes option value, as defined in the warrant agreement, in lieu of other consideration received by the common shareholders. During the year ended December 31, 2023, warrants were exercised in exchange for 1,020,000 shares of common stock resulting in proceeds of $2.0 million. Warrants to purchase up to 13,300,000 shares of common stock remain unexercised as of December 31, 2025.

Warrants

The following table summarizes the Company’s outstanding warrants:

	As of December 31,
	Number of shares	Exercise Price	Expiration Date
Warrants issued in connection with Amendment to Royalty Agreement	293,686	$13.62	6/6/2027
	256,975	$13.62	7/18/2027
Warrants issued pursuant to February 2023 Registered Direct Offering	13,300,000	$1.97	2/17/2028
Pre-funded warrants issued pursuant to December 2024 Private placement	23,041,040	$0.001	No expiration

As of December 31, 2025, all of the warrants are equity-classified.

GALERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Share-based compensation

Equity Incentive Plan

In November 2012, the Company adopted the Galera Therapeutics, Inc. Equity Incentive Plan (the Prior Plan). The Prior Plan provided for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, and stock appreciation rights. In connection with the adoption of the 2019 Plan (as defined below), the Company ceased issuing awards under the Prior Plan. As a result, no shares remain available for issuance under the Prior Plan; however, the Prior Plan continues to govern awards that are outstanding under it. The total number of shares subject to outstanding awards under the Prior Plan as of December 31, 2025 was 943,133.

2019 Incentive Award Plan

In connection with the Company’s Initial Public Offering (IPO) in November 2019, the Company’s board of directors adopted and the Company’s stockholders approved the Galera Therapeutics, Inc. 2019 Incentive Award Plan (the 2019 Plan), which became effective upon the effectiveness of the registration statement on Form S-1 for the IPO. Upon effectiveness of the 2019 Plan, the Company ceased granting new awards under the Prior Plan.

The 2019 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock units, stock appreciation rights and other stock-based awards. The number of shares of common stock initially available for issuance under the 2019 Plan was 1,948,970 shares of common stock plus the number of shares subject to awards outstanding under the Prior Plan that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by the Company on or after the effective date of the 2019 Plan. In addition, the number of shares of common stock available for issuance under the 2019 Plan is subject to an annual increase on the first day of each calendar year beginning on January 1, 2020 and ending on and including January 1, 2029 equal to the lesser of (i) 4% of the Company’s outstanding shares of common stock on the final day of the immediately preceding calendar year, and (ii) such smaller number of shares of common stock as determined by the Company’s board of directors. As of December 31, 2025, there were 2,498,979 shares available for future issuance under the 2019 Plan, including 3,018,496 shares added pursuant to this provision effective January 1, 2025. Pursuant to this provision, the Company added an additional 3,018,496 shares to the total shares available for issuance under the 2019 Plan effective January 1, 2026. The maximum number of shares of common stock that may be issued under the 2019 Plan upon the exercise of incentive stock options is 14,130,029.

In November 2019, the Company’s board of directors adopted and the Company’s stockholders approved the Galera Therapeutics, Inc. 2019 Employee Stock Purchase Plan (the ESPP). The ESPP allows employees to buy Company stock through after-tax payroll deductions at a discount from market value. The number of shares of common stock initially available for issuance under the ESPP was 243,621 shares of common stock. In addition, the number of shares of common stock available for issuance under the ESPP is subject to an annual increase on the first day of each calendar year beginning on January 1, 2020 and ending on and including January 1, 2029 equal to the lesser of (i) 1% of the Company’s outstanding shares of common stock on the final day of the immediately preceding calendar year and (ii) such smaller number of shares of common stock as determined by the Company’s board of directors, provided that not more than 3,288,886 shares of common stock may be issued under the ESPP. As of December 31, 2025, there were 2,589,729 shares available for issuance under the ESPP, including 754,624 shares added pursuant to this provision effective January 1, 2025. Pursuant to this provision, the Company added an additional 754,624 shares to the total shares available for issuance under the ESPP effective January 1, 2026.

2023 Employment Inducement Award Plan

On April 28, 2023, the Board of Directors adopted the Galera Therapeutics, Inc. 2023 Employment Inducement Award Plan (Inducement Plan), which became effective on such date without stockholder approval

GALERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

pursuant to Rule 5635(c)(4) of The Nasdaq Stock Market LLC listing rules (Rule 5635(c)(4)). The Inducement Plan provides for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock-based awards. In accordance with Rule 5635(c)(4), awards under the Inducement Plan may only be granted to persons who (a) were not previously an employee or director of the Company, or (b) are commencing employment with the Company following a bona fide period of non-employment, in either case as an inducement material to the individual’s entering into employment with the Company. A total of 1,500,000 shares of common stock was reserved for issuance under the Inducement Plan. Any shares subject to awards previously granted under the Inducement Plan that expire, terminate or are otherwise surrendered, canceled, or forfeited, in a manner that results in the Company (i) acquiring the shares covered by the award at a price not greater than the price (as adjusted to reflect any equity restructuring) paid by the participant for such shares or (ii) not issuing any shares covered by the award, the unused shares covered by such awards will again be available for award grants under the Inducement Plan. As of December 31, 2025, there were 1,500,000 shares available for issuance under the Inducement Plan.

Share-based Compensation

Share-based compensation expense was as follows for the years ended December 31, 2025 and 2024 (in thousands):

	Year ended December 31,
	2025	2024
Research and development	$18	$690
General and administrative	392	1,855

	$410	$2,545

The following table summarizes the activity related to stock option grants for the year ended December 31, 2025:

	Shares	Weighted average exercise price per share	Weighted- average remaining contractual life (years)
Outstanding at January 1, 2025	4,384,108	$6.01	4.0
Granted	8,488,000	0.02
Forfeited	(1,902,374)	6.60

Outstanding at December 31, 2025	10,969,734	$1.27	8.2

Vested and exercisable at December 31, 2025	3,578,651	$3.77	6.0

Vested and expected to vest at December 31, 2025	10,969,734	$1.27	8.2

The Company’s stock option awards vest based on the terms in the governing agreements and generally vest over four years and have a term of 10 years.

As of December 31, 2025, the unrecognized compensation cost was $0.4 million and will be recognized over an estimated weighted-average remaining amortization period of 1.9 years. The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2025 were zero. Options granted during the year

GALERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ended December 31, 2025 had weighted-average grant-date fair values of $0.02 per share. There were no options granted during the year ended December 31, 2024.

The fair value of options is estimated using the Black-Scholes option pricing model, which takes into account inputs such as the exercise price, the estimated fair value of the underlying common stock at the grant date, expected term, expected stock price volatility, risk-free interest rate and dividend yield. The fair value of stock options granted during the year ended December 31, 2025 was determined using the methods and assumptions discussed below.

•

The expected term of employee stock options with service-based vesting is determined using the “simplified” method, as prescribed in SEC’s Staff Accounting Bulletin (SAB) No. 107, whereby the expected life equals the arithmetic average of the vesting term and the original contractual term of the option due to the Company’s lack of sufficient historical data. The expected term of nonemployee options is equal to the contractual term.

•

The expected stock price volatility is based on historical volatilities of the Company as well as comparable public entities within the Company’s industry which were commensurate with the expected term assumption as described in SAB No. 107.

•	The risk-free interest rate is based on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period that is commensurate with the expected term.

•	The expected dividend yield is 0% because the Company has not historically paid, and does not expect for the foreseeable future to pay, a dividend on its common stock.

•	The Company’s board of directors has determined the per share value of the Company’s common stock based on the closing price as reported by the Nasdaq Global Market on the date of the grant.

The grant date fair value of each option grant was estimated throughout the year using the Black-Scholes option-pricing model using the following weighted-average assumptions. There were no options granted during the year ended December 31, 2024.

Year ended December 31, 2025
Expected term (in years)	6.2
Expected stock price volatility	112.3%
Risk-free interest rate	3.93%
Expected dividend yield	0%

13. Income Taxes

The Company’s income (loss) before income taxes for the years ended December 31, 2025 and 2024 is as follows (in thousands):

	Year ended December 31,
	2025	2024
Domestic	$149,049	$(25,306)
Foreign	—	6,349

	$149,049	$(18,957)

GALERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s tax provision (benefit) for the years ended December 31, 2025 and 2024 is summarized as follows (in thousands):

	Year ended December 31,
	2025	2024
Current
Federal	$—	$—
State	—	—
Foreign	—	—

	—	—

Deferred:
Federal	—	(90)
State	—	(113)
Foreign	—	—

	—	(203)
Total income tax benefit	$—	$(203)

The table below provides the updated requirements of ASU 2023-09 for 2025.

A reconciliation of the federal income tax rate to the Company’s effective tax rate is as follows (dollars in thousands):

	Year ended December 31, 2025
Rate reconciliation:
Provision for incomes taxes at U.S. Federal Statutory rate	$31,300	21.0%
Effect of changes in tax laws or rates enacted in the current period	—	—
Federal:
Tax Credits:
Research and development credits	8,998	6.0
Change in valuation allowance	(21,980)	(14.7)
Non-taxable or non-deductible items:
Share-based compensation	148	0.1
Gain on debt extinguishment	(31,720)	(21.3)
Other Non-deductible items	(38)	—
Adjustment to prior period provision	198	0.1
Other:
Net Operating Losses	13,143	8.8
State and local incomes taxes, net of federal benefit (1)	(49)	—

Total provision	$—	—%

(1)	State taxes in Pennsylvania made up the majority (greater than 50%) of the tax effect in this category.

The Company did not pay any federal or state income taxes in 2025.

GALERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As previously disclosed for the years ended December 31, 2024, prior to the adoption of ASU 2023-09, the reconciliation of the federal income tax rate to the Company’s effective tax rate is as follows:

Year ended December 31, 2024
Rate reconciliation:
Federal tax benefit at statutory rate	21.0%
State tax, net of federal benefit	4.4
Net operating loss carryforwards	(2.7)
Change in tax rate	(0.5)
Sale of royalty interest	—
Difference in foreign rate	(3.6)
Research and development	(6.8)
Change in valuation allowance	(15.3)
Share-based compensation	(2.6)
Investment in Galera Australia	9.9
IPR&D	(3.4)
Other	0.7

Total provision	1.1%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities were as follows (in thousands):

	December 31,
	2025	2024
Deferred tax assets
Net operating loss carryforwards	$33,630	$52,962
Share-based compensation	4,576	4,628
Research and development credits	—	8,998
Capitalized research and development expenses	5,199	7,773
Capital loss carryforward	1,554	1,554
Accrued expenses and other	82	37

Gross deferred tax assets	45,041	75,952
Valuation allowance	(44,900)	(75,754)

Net deferred tax asset	141	198
Deferred tax liabilities
Accrued expenses and other	(141)	(198)

Net deferred tax liabilities	$—	$—

In assessing the need for a valuation allowance, the Company may utilize indefinite-lived deferred tax liabilities from an intangible asset as a future source of income. As of December 2024, the Company wrote off the remaining IPR&D intangible asset and, as such, the Company is now in a full valuation allowance position.

For tax years beginning after December 31, 2024, the 2025 tax legislation signed into law in July 2025 amends Internal Revenue Code Section 174 (IRC 174) by making permanent the option of expensing domestic research and development expenditures. For tax years 2025 and forward, taxpayers have the option to deduct all

GALERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

remaining unamortized research and development expenditures capitalized after December 31, 2021 and before December 31, 2024 either (i) on their 2025 tax return, (ii) ratably over the 2025 and 2026 tax years, or (iii) continue amortizing the costs over the remainder of the applicable five-year period. The Company will continue to expense the $31.2 million of unamortized research and development expenditures over the applicable five year period on its tax return, expensing $10.3 million for the period ending December 31, 2025.

The valuation allowance decreased by $30.9 million for the year ended December 31, 2025 and increased by $2.9 million for the year ended December 31, 2024.

The following table summarizes carryforwards of federal, state and foreign NOLs as of December 31, 2025 and 2024, respectively (in thousands):

	December 31,
	2025	2024
Combined NOL Carryforwards:
Federal	$157,773	$209,474
State	12,642	231,939
Foreign	—	—

As of December 31, 2025, the Company had federal and state NOLs of $157.8 million and $12.6 million, respectively, which will begin expiring in 2044. In connection with the Section 382 study performed in 2025, the federal research and the development tax credit carryforwards have been written off.

The NOL and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. In general, under Section 382 of the Code, a corporation that undergoes an “ownership change,” generally defined as a greater than 50% change by value in its equity ownership over a three-year period, is subject to limitations on its ability to utilize its pre-change tax credits as well as its NOLs to offset future taxable income. During 2025, the Company conducted a Section 382 study and determined that approximately $441.4 million in NOLs and $9.0 million in research and development tax credits were limited by Section 382 as of December 31, 2024. As a result of the Section 382 analysis, approximately $62.6 million of pre-2018 federal NOLs and $230.2 million of state NOLs will expire unused due to the annual Section 382 limitation and were written off. In addition, $9.0 million of research and development tax credits are scheduled to expire unused due to the annual Section 382 limitation and were also written off. As the Company had previously recorded a full valuation allowance on all deferred tax assets, these write-offs resulted in no impact to the net deferred tax position or net income during the year ended December 31, 2025.

The Company will recognize interest and penalties related to uncertain tax positions as income tax expense. As of December 31, 2025, the Company had no accrued interest and penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statements of operations. Due to NOL and tax credit carryforwards that remain unutilized, income tax returns from 2022 through 2024 remain subject to examination by the taxing jurisdictions. The NOLs remain subject to review until utilized.

14. Related Party Transactions

IntellectMap Advisory Services

IntellectMap provides IT-advisory services to the Company. The chief executive officer of IntellectMap is the brother of the Company’s chief executive officer. Fees incurred by the Company with respect to IntellectMap during each of the years ended December 31, 2025 and 2024 were $0.2 million.

GALERA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nova Acquisition

In connection with the acquisition of Nova, Dr. Chang and Mr. Friedman, now members of the Company’s Board, received 1,841.92 and 8,326.269 shares of the Company’s Series B, respectively, in exchange for shares of common stock of Nova held immediately prior to the closing of such acquisition. When the Company’s board of directors elects the conversion of Series B into shares of common stock, and such conversion is effected by the Company, these shares of Series B will be convertible into 1,841,920 and 8,326,269 shares of common stock, respectively. In addition to her shares of Series B, Dr. Chang also purchased, and was issued, 7,644,932 shares of common stock upon the closing of the December 2024 private placement.

Friedman Independent Contractor Agreement

In March 2025 the Company entered into an Independent Contractor Agreement with Mr. Friedman (the Contractor Agreement) to provide corporate and business development services, with an effective date of January 1, 2025. Mr. Friedman will be paid $10,000 per month for the duration of the Contractor Agreement. The Contractor Agreement has a one-year term, with automatic renewals for successive one-year terms unless earlier terminated. The Contractor Agreement can be terminated by either party upon 30 days’ prior notice. Fees incurred by the Company with respect to Mr. Friedman during the year ended December 31, 2025 were $0.1 million.

GALERA THERAPEUTICS, INC.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

(unaudited)

	March 31, 2026	December 31, 2025
Assets
Current assets:
Cash and cash equivalents	$5,500	$6,375
Prepaid expenses and other current assets	563	720

Total current assets	6,063	7,095
Other assets	101	101

Total assets	$6,164	$7,196

Liabilities, redeemable convertible preferred stock and stockholders’ equity
Current liabilities:
Accounts payable	$699	$265
Accrued expenses	442	380

Total liabilities	1,141	645

Commitments and contingencies (Note 9)
Series B redeemable convertible preferred stock, $0.001 par value: 10,000,000 shares authorized; 119,318 shares issued and outstanding at March 31, 2026 and December 31, 2025	4,295	2,577

Stockholders’ equity:
Common stock, $0.001 par value: 200,000,000 shares authorized; 75,462,390 shares issued and outstanding at March 31, 2026 and December 31, 2025	75	75
Additional paid-in capital	309,573	311,213
Accumulated deficit	(308,920)	(307,314)

Total stockholders’ equity	728	3,974

Total liabilities, redeemable convertible preferred stock and stockholders’ equity	$6,164	$7,196

See accompanying notes to unaudited interim consolidated financial statements.

GALERA THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

(unaudited)

	Three months ended March 31,
	2026	2025
Operating expenses:
Research and development	$15	$93
General and administrative	1,640	1,870

Loss from operations	(1,655)	(1,963)
Other income:
Interest income	49	77
Change in fair value of warrant liability	—	294

Net loss	$(1,606)	$(1,592)

Net loss attributable to common stockholders, basic and diluted	$(726)	$(720)

Weighted-average shares of common stock outstanding, basic and diluted	98,503,430	98,503,430

Net loss per share of common stock, basic and diluted	$(0.01)	$(0.01)

Net loss attributable to Series B redeemable convertible preferred stockholders, basic and diluted	$(880)	$(872)

Weighted-average shares of Series B redeemable convertible preferred stock outstanding, basic and diluted	119,318	119,318

Net loss per share of Series B redeemable convertible preferred stock, basic and diluted	$(7.37)	$(7.31)

See accompanying notes to unaudited interim consolidated financial statements.

GALERA THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

(IN THOUSANDS EXCEPT SHARE AMOUNTS)

(unaudited)

	Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2026	119,318	$2,577	75,462,390	$75	$311,213	$(307,314)	$3,974
Share-based compensation expense	—	—	—	—	78	—	78
Accretion of redeemable convertible preferred stock to redemption value	—	1,718	—	—	(1,718)	—	(1,718)
Net loss	—	—	—	—	—	(1,606)	(1,606)

Balance at March 31, 2026	119,318	4,295	75,462,390	75	309,573	(308,920)	728

	Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2025	119,318	$4,372	75,462,390	$75	$308,247	$(456,363)	$(148,041)
Share-based compensation expense	—	—	—	—	137	—	137
Amortization of redeemable convertible preferred stock to redemption value	—	(1,508)	—	—	1,508	—	1,508
Reclassification of pre-funded stock warrants	—	—	—	—	761	—	761
Net loss	—	—	—	—	—	(1,592)	(1,592)

Balance at March 31, 2025	119,318	2,864	75,462,390	75	310,653	(457,955)	(147,227)

See accompanying notes to unaudited interim consolidated financial statements.

GALERA THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

(unaudited)

	Three months ended March 31,
	2026	2025
Operating activities:
Net loss	$(1,606)	$(1,592)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	78	137
Change in fair value of warrants	—	(294)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	157	203
Other assets	—	(1)
Accounts payable	434	(531)
Accrued expenses	62	(160)

Cash used in operating activities	(875)	(2,238)

Financing activities:
Proceeds from the sale of common stock and common stock warrants in private placement, net of issuance costs	—	635

Cash provided by financing activities	—	635

Net decrease in cash and cash equivalents	(875)	(1,603)
Cash and cash equivalents at beginning of period	6,375	8,289

Cash and cash equivalents at end of period	$5,500	$6,686

Supplemental schedule of non-cash investing and financing activities:
Accretion (amortization) of redeemable convertible preferred stock to redemption value	$1,718	$(1,508)
Reclassification of warrant liability to additional paid-in capital	$—	$761

See accompanying notes to unaudited interim consolidated financial statements.

GALERA THERAPEUTICS, INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and description of business

Galera Therapeutics, Inc. (the Company, or Galera) is a biopharmaceutical company that historically was focused on developing a portfolio of small molecule dismutase (SOD) mimetics to improve radiotherapy in cancer, primarily by reducing one of the most common side effects of radiotherapy, severe oral mucositis (SOM). The Company sold its assets related to avasopasem and rucosopasem and all other dismutase mimetics assets to Biossil, Inc. (Biossil), a privately-held company based in Toronto, Canada, in October 2025. Galera received consideration from Biossil in the form of an upfront payment of $3.5 million and is eligible to receive further payments upon the achievement of future regulatory and commercial milestones and to receive contingent value rights of up to $105.0 million in the aggregate. In addition, Biossil assumed all rights and obligations associated with the Company’s royalty purchase obligation (Note 7), resulting in a gain on sale of assets of $3.5 million and a gain on extinguishment of debt of $151.0 million related to the extinguishment of the royalty purchase liability that was assumed by Biossil.

Galera’s clinical portfolio now is comprised of a pan-inhibitor of nitric oxide synthase (NOS) that was acquired in December 2024 through the acquisition of Nova Pharmaceuticals, Inc. (Nova). Galera’s lead program is now an investigator-sponsored Phase 1/2 trial of the pan-NOS inhibitor in combination with nab-paclitaxel and alpelisib for MpBC, which is being conducted at Methodist Hospital in Houston, Texas (Houston Methodist) with funding by a grant from the National Institutes of Health.

In April 2026 the Company entered into an Agreement and Plan of Merger (the Merger Agreement) with Obsidian Therapeutics, Inc. (Obsidian), a privately-held company based in Cambridge, Massachusetts (Note 12). Pursuant to the Merger Agreement, and upon the terms and subject to the satisfaction or waiver of the conditions described therein, Galera will be merged with and into a merger subsidiary of a newly formed parent company, Gazelle Parent, Inc. (Parent), with Galera surviving as a wholly owned subsidiary of Parent, and Obsidian will be merged with and into a separate merger subsidiary of Parent, with Obsidian surviving as a wholly owned subsidiary of Parent. Upon completion of the transaction, the combined company is expected to operate under the name Obsidian Therapeutics, Inc. and focus primarily on advancing Obsidian’s pipeline of engineered tumor infiltrating lymphocyte (TIL) cell therapies for the treatment of patients with solid tumors, including its lead product candidate, OBX-115, while continuing to support Galera’s pipeline. Closing of the planned merger (the Obsidian Merger) is subject to certain closing conditions, including the effectiveness of a registration statement on Form S-4 and approval by the stockholders of both companies.

Also in April 2026, Galera entered into a securities purchase agreement with certain investors, pursuant to which Galera has agreed to sell, and such investors have agreed to purchase, shares of Galera’s Series C Non-Voting Convertible Preferred Stock, $0.001 par value, for an aggregate purchase price of approximately $350.0 million (less any proceeds received by Obsidian in connection with certain interim permitted financings), immediately prior to the closing of the Obsidian Merger (a Private Investment in Public Equity, or PIPE). The concurrent closing of the PIPE is conditioned upon the satisfaction or waiver of each of the conditions to the closing of the Obsidian Merger, other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement, as well as certain other conditions.

The percentage of the combined company that pre-closing Galera security holders will own as of the closing of the Obsidian Merger is subject to adjustment based on the valuation of Galera immediately prior to the closing. Furthermore, each holder of Galera common stock of record as of the consummation of the PIPE will be entitled to (i) one contingent value right (CVR) for each share of Galera common stock held by such holder, representing the right to receive a pro rata portion of 80% of any potential future net proceeds received by Parent or its affiliates from the development, commercialization, licensing, sale or other disposition of Galera’s product candidate, tilarginine, or related intellectual property during the five years following the closing of the Obsidian

Merger and (ii) one CVR for each share of Galera common stock held by such holder, representing the right to receive a pro rata portion of 95% of any potential future net proceeds received by Parent or its affiliates from the Asset Purchase and Sale Agreement with Biossil during the ten years following the closing of the Obsidian Merger.

Liquidity

The Company follows the provisions of the Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) Topic 205-40, Presentation of Financial Statements-Going Concern, which requires management to assess the Company’s ability to continue as a going concern for one year after the date the consolidated financial statements are issued.

The Company has incurred recurring losses and negative cash flows from operations since inception and has an accumulated deficit of $308.9 million as of March 31, 2026. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant sales of its product candidate currently in development. Additionally, the Company has incurred significant expenses in connection with the planned Obsidian Merger, including expenses for the Merger Agreement and the registration statement on Form S-4. As a result of these conditions, it expects its existing cash and cash equivalents as of March 31, 2026 will not enable the Company to fund its operating expenses and capital expenditure requirements for more than one year after the date these consolidated financial statements are issued, and therefore management has concluded that substantial doubt exists about the Company’s ability to continue as a going concern.

Management’s plans to mitigate this risk involve a strategic transaction through the Obsidian Merger. Management’s plans may also include the deferral of certain operating expenses unless and until additional capital is received. However, there can be no assurance that the Company will be successful in consummating the Obsidian Merger or deferring certain operating expenses. The Company’s ability to continue operations is dependent on consummating the Obsidian Merger and the related financing transactions on a timely basis. If the Obsidian Merger is not completed, the Company may be required to pursue other strategic alternatives, which could include raising additional capital on unfavorable terms, significantly reducing or discontinuing operations, or pursuing a voluntary dissolution.

The consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the continuity of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

In December 2024, the Company completed a private placement with a group of investors led by Ikarian Capital, LLC (Ikarian). The Company issued 21,070,220 shares of common stock plus pre-funded warrants exercisable for 23,041,040 shares of common stock at an offering price of $0.065 per share or pre-funded warrant. The Company received net proceeds of approximately $2.9 million after deducting issuance costs of approximately $27,000, of which $0.6 million was received in January 2025. The pre-funded warrants have an exercise price of $0.001 per share, are exercisable immediately following their issuance and never expire.

The Company does not currently have sufficient cash to adequately fund the development of its product candidate. In order to continue research and development, the Company will need to raise additional financing to fund its operations, which could be through equity or debt financing or through strategic transactions such as the Obsidian Merger. Future capital requirements will depend on what, if any, strategic alternatives are available to the Company, which may include pursuit of a strategic transaction, a voluntary dissolution, or the continued operation of product development.

2. Basis of presentation and significant accounting policies

The summary of significant accounting policies disclosed in the Company’s annual consolidated financial statements for the years ended December 31, 2025 and 2024 included in the Company’s Annual Report on Form 10-K filed with the SEC on March 19, 2026 has not materially changed, except as set forth below.

Basis of presentation and consolidation

The accompanying unaudited interim consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial information. Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (ASC) and Accounting Standards Updates (ASU) of the Financial Accounting Standards Board (FASB). These unaudited interim consolidated financial statements do not include any adjustments relating to the recovery of recorded assets or the classification of the liabilities that might be necessary under the liquidation basis of accounting or should the Company be unable to continue as a going concern.

In the opinion of management, the accompanying interim consolidated financial statements include all normal and recurring adjustments (which consist primarily of accruals, estimates and assumptions that impact the financial statements) considered necessary to present fairly the Company’s financial position as of March 31, 2026 and its results of operations for the three months ended March 31, 2026 and 2025, and statements of changes in stockholders’ equity (deficit) and cash flows for the three months ended March 31, 2026 and 2025. Operating results for the three months ended March 31, 2026 are not necessarily indicative of the results that may be expected for the year ending December 31, 2026, or for any future period. The interim consolidated financial statements, presented herein, do not contain the required disclosures under U.S. GAAP for annual financial statements. Therefore, these interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and related notes as of and for the year ended December 31, 2025, included in the Company’s Annual Report on Form 10-K filed with the SEC on March 19, 2026.

Use of estimates

The preparation of unaudited interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the unaudited interim consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the unaudited interim consolidated financial statements in the period they are determined to be necessary. Significant areas that require management’s estimates include the share-based compensation assumptions, royalty purchase liability assumptions and accrued research and development expenses.

Segments

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker (CODM) in making decisions regarding resource allocation and assessing performance.

The Company’s Chief Executive Officer (CEO), as the CODM, manages the Company’s business activities as a single operating and reportable segment at the consolidated level. Accordingly, the CEO uses consolidated income (loss) from operations as well as consolidated net income (loss) to measure segment profit or loss, allocate resources, and assess performance. The measure of segment assets is reported on the balance sheet as total assets.

Significant expenses within income (loss) from operations, as well as within net income (loss), include research and development and general and administrative expenses, which are each separately presented on the Company’s consolidated statements of operations. Other segment items within net income (loss) include interest income and the change in fair value of warrant liability.

The table below summarizes the significant expense categories reviewed by the CEO for the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
	2026	2025
Research and Development
Personnel	$—	$4
Stock-based compensation	—	15
Program expenses	—	26
Other unallocated expenses	15	48

Total research and development	15	93

General and Administrative
Personnel	502	314
Stock-based compensation	78	122
Professional fees	845	1,151
Other general and administrative	215	283

Total general and administrative	1,640	1,870

Other segment items	(49)	(371)

Net loss	$1,606	$1,592

Cash and cash equivalents

The Company considers all highly liquid investments that have maturities of three months or less when acquired to be cash equivalents. Cash and cash equivalents as of March 31, 2026 and December 31, 2025 consisted of bank deposits and a money market mutual fund invested in U.S. Treasury obligations. The Company maintains a portion of its cash and cash equivalents in accounts with major financial institutions, and its deposits at these institutions exceed insured limits.

Warrant Liability

The pre-funded warrants issued in conjunction with the private placement in December 2024 (See Note 1) were classified as liabilities on the balance sheet at December 31, 2024, as they contained terms for redemption of the underlying security that were outside the Company’s control. The warrant liability was initially recorded at fair value upon the date of issuance and subsequently remeasured to fair value at each reporting date, with changes recognized in the consolidated statements of operations. In March 2025 the pre-funded warrants were amended, and were thereafter deemed to qualify for equity classification. The Company recognized a final change in the fair value of the liability classified warrants immediately prior to the reclassification.

Redeemable Convertible Preferred Stock

The Company records shares of redeemable convertible preferred stock at their respective fair values on the dates of issuance, net of issuance costs. The Company has applied the guidance in ASC 480-10-S99-3A, SEC Staff Announcement: Classification and Measurement of Redeemable Securities, and has therefore classified the redeemable convertible preferred stock outside of stockholders’ equity because, if conversion to common stock is not approved by the stockholders, the redeemable convertible preferred stock will be redeemable at the option of the holders for cash equal to the closing price of the common stock on the last trading day prior to the holder’s redemption request. The Company determined that the conversion and redemption are outside of the Company’s control. Additionally, the Company determined the conversion and redemption features did not require bifurcation as derivatives.

Research and development expenses

Research and development costs are expensed as incurred and consist primarily of funds paid to third parties for the provision of services for product candidate development, clinical and preclinical development and related supply and manufacturing costs, and regulatory compliance costs. The Company accrues and expenses preclinical studies and clinical trial activities performed by third parties based upon estimates of the proportion of work completed over the term of the individual trial and patient enrollment rates in accordance with agreements with clinical research organizations and clinical trial sites. The Company determines the estimates by reviewing contracts, vendor agreements and purchase orders, and through discussions with internal clinical personnel and external service providers as to the progress or stage of completion of trials or services and the agreed-upon fee to be paid for such services. However, actual costs and timing of clinical trials are highly uncertain, subject to risks and may change depending upon a number of factors, including the Company’s clinical development plan.

Management makes estimates of the Company’s accrued expenses as of each balance sheet date in the Company’s consolidated financial statements based on facts and circumstances known to the Company at that time. If the actual timing of the performance of services or the level of effort varies from the estimate, the Company will adjust the accrual accordingly. Nonrefundable advance payments for goods and services, including fees for process development or manufacturing and distribution of clinical supplies that will be used in future research and development activities, are deferred and recognized as expense in the period that the related goods are consumed or services are performed.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company recognizes the benefit of an uncertain tax position that it has taken or expects to take on its income tax return if such a position is more likely than not to be sustained.

The budget and tax legislation signed into law on July 4, 2025 includes changes to U.S. federal tax law, which may be subject to further clarification and the issuance of interpretive guidance. The Company has assessed the legislation and its effect on its consolidated financial statements. Due to the existence of a full valuation allowance against the Company’s U.S. federal deferred tax assets, the Company does not expect the enactment of this law to have a material impact on its consolidated financial statements.

Under Internal Revenue Code section 382, if a corporation undergoes a specified change in ownership, the corporation’s ability to use its pre-change net operating loss (NOL) carryforwards and other pre-change tax attributes to offset its post-change income may be limited. Such limitation may result in the expiration of the NOL carryforwards generated before 2018 and other pre-change tax attributes prior to their utilization. During the quarter ended September 30, 2025 the Company performed a section 382 study and determined that an ownership change occurred on December 30, 2024 upon the completion of the acquisition of Nova. The Company calculated the section 382 annual limitation and evaluated the corporation’s ability to use its NOL carryforwards and other pre-change tax attributes in future periods and determined that a portion of them would likely expire before being utilized. Consequently, $62.6 million of pre-2018 federal NOLs, $230.2 million of state NOLs and $9 million of federal research and development tax credits were written off during the quarter. However, as the Company had previously recorded a full valuation allowance on all deferred tax assets, these write-offs resulted in no impact to the net deferred tax position or net income during the quarter.

Net loss per share

For purposes of net loss per share, shares of the Series B redeemable convertible preferred stock (Series B) have the same characteristics as common stock and have no material preferential rights over common stock, and accordingly have been considered as a second class of common stock in the computation of basic and diluted net loss per share regardless of their legal form. Losses are allocated between the common shares and the Series B on a pro rata basis as they share equally in losses and residual net assets on an as-converted basis.

Basic loss per share of common stock is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during each period, including pre-funded warrants. The pre-funded warrants to purchase common stock are included in the calculation of basic and diluted net loss per share as the exercise price of $0.001 per share is non-substantive and is virtually assured.

Diluted loss per share of common stock includes the effect, if any, from the potential exercise or conversion of securities, such as stock options and common stock warrants, which would result in the issuance of incremental shares of common stock. Basic and diluted net loss per share data is the same due to the fact that when a net loss exists, dilutive securities are not included in the calculation as the impact is anti-dilutive.

The following potentially dilutive securities have been excluded from the computation of diluted weighted-average shares outstanding, as they would be anti-dilutive:

	March 31,
	2026	2025
Stock options	10,599,059	3,175,859
Common stock warrants	13,850,661	13,850,661

	24,449,720	17,026,520

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-04, “ASC 470-Debt with Conversion and Other Options, Induced Conversions of Convertible Debt Instruments,” (ASU 2024-04) which clarifies whether or not a settlement of a convertible debt instrument is subject to the induced conversion guidance. The Company adopted this ASU on January 1, 2026. The adoption did not have a material impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, “Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,” which requires the disaggregation of certain expenses in the notes of the financials, to provide enhanced transparency into the expense captions presented on the face of the income statement. The guidance is effective for annual reporting periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027 and may be applied either prospectively or retrospectively. The Company is assessing the impact of adopting this guidance on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, “Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software.” The updated guidance changes the accounting for internal-use software by eliminating references to sequential project stages. Eligible software development cost capitalization will begin when: (1) management has authorized and committed to funding the software project and (2) it is probable that the software will be completed and used as intended. The guidance is effective for annual periods beginning after December 15, 2027, and interim periods within those annual periods, with early adoption permitted. The guidance may be applied using a prospective transition method, a retrospective transition method or a modified prospective transition method. The Company is assessing the impact of adopting this guidance on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, “Interim Reporting - Narrow Scope Improvements,” (ASU 2025-11) which is intended to improve the navigability of the guidance in ASC 270, Interim Reporting, and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. ASU 2025-11 also addresses the form and content of such financial statements, interim disclosures requirements, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. ASU 2025-11 is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, and early adoption is permitted. The Company is assessing the impact of adopting this guidance on its consolidated financial statements.

3. Sale of assets

In October 2025, the Company entered into an Asset Purchase and Sale Agreement, as amended (APA) with Biossil, Inc. (Biossil), pursuant to which Biossil acquired all of the Company’s right, title and interest in and to its assets related to avasopasem and rucosopasem and all other dismutase mimetics assets (the Transaction). The assets consisted of intellectual property rights related to dismutase mimetics and inventory of avasopasem and rucosopasem; there was no carrying value for these assets. Biossil assumed the Company’s existing agreements related to these assets.

The Company received consideration from Biossil in the form of an upfront payment in October 2025 of $3.5 million, and is eligible to receive further payments upon the achievement of future regulatory and commercial milestones of up to $75.0 million, and received contingent value rights of up to $30.0 million should Biossil enter into an out-license for topical applications. The Company accounted for the Transaction as a sale of a nonfinancial asset group in accordance with ASC 610-20, Other Income-Gains and Losses from Derecognition of Nonfinancial Assets, and followed the principles of ASC 606, Revenue from Contracts with Customers. Future regulatory and commercial milestone payments and potential payments pursuant to the contingent value rights are considered variable consideration and fully constrained at the time of the sale and again at March 31, 2026, as it was determined that it was not probable that the variable consideration related to the contingent milestone payments and contingent value right payments will be received. The contingent milestone and contingent value right payments will be recognized if and when it becomes probable that the underlying milestones or events will be achieved and payments will be received. The Company transferred control of the nonfinancial asset group in October 2025 and recognized a gain of $3.5 million in the consolidated statements of operations related to the sale of dismutase mimetics assets and a gain of $151.0 million related to the extinguishment of the royalty purchase liability.

In connection with acquiring these assets, the Company assigned and Biossil assumed all of the Company’s rights and obligations under the Royalty Agreement with Blackstone (see Note 7).

4. Fair value measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis (amounts in thousands):

	March 31, 2026
	(Level 1)	(Level 2)	(Level 3)
Assets
Money market funds (included in cash equivalents)	$5,401	$—	$—

	December 31, 2025
	(Level 1)	(Level 2)	(Level 3)
Assets
Money market funds (included in cash equivalents)	$6,265	$—	$—

There were no changes in valuation techniques during the three months ended March 31, 2026. The Company’s short-term investment instruments classified using Level 1 inputs within the fair value hierarchy are classified as such because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

The initial fair value of the pre-funded warrants was based on the closing price of the private placement that occurred in December 2024. Each subsequent reporting period prior to their reclassification to equity, the warrants were marked-to-market based on the period-end closing price of the Company’s common stock. The change in fair value of the warrant liabilities for the quarter ended March 31, 2025 was as follows (amounts in thousands):

Balance at December 31, 2024	$1,055
Additions	—
Change in fair value	(294)
Reclassification to equity	(761)

Balance at March 31, 2025	$—

5. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of (amounts in thousands):

	March 31, 2026	December 31, 2025
Prepaid insurance	$357	$490
Other prepaid expenses and other current assets	206	230

	$563	$720

6. Accrued expenses

Accrued expenses consist of (amounts in thousands):

	March 31, 2026	December 31, 2025
Compensation and related benefits	$218	$20
Research and development expenses	—	20
Late filing penalty	144	115
Professional fees and other expenses	80	225

	$442	$380

7. Royalty purchase liability

Pursuant to the Company’s Amended and Restated Purchase and Sale Agreement (as amended, the Royalty Agreement) with Clarus IV Galera Royalty AIV, L.P., Clarus IV-A, L.P., Clarus IV-B, L.P., Clarus IV-C, L.P. and Clarus IV-D, L.P. (collectively, Blackstone or Blackstone Life Sciences), the Company has received $117.5 million in aggregate proceeds. Proceeds from the Royalty Agreement were accounted as debt on the accompanying consolidated balance sheets. Interest expense was imputed based on the estimated royalty repayment period, which took into consideration the probability and timing of obtaining approval from the U.S. Food and Drug Administration (FDA) and the potential future revenue from commercializing its historical product candidates, and which resulted in a corresponding increase in the liability balance.

The Company suspended recognizing interest expense on the royalty purchase liability after October 2023, as the result of the uncertainty of any future royalties following its decision to discontinue the rucosopasem GRECO trials and that it was not feasible with its current resources for the Company to conduct another Phase 3 trial of avasopasem. Accordingly, no interest was recognized during the three months ended March 31, 2026 and 2025.

In August 2025, the Royalty Agreement was amended, which reduced the royalty rate on net sales of avasopasem and rucosopasem to four percent (4%). The amendment was accounted for as a modification of debt to which no immediate gain or loss is recognized.

In connection with the sale of the Company’s dismutase mimetics assets to Biossil in October 2025, the Company assigned and Biossil assumed all rights and obligations under the amended Royalty Agreement, and Blackstone acknowledged that it would look solely to Biossil to pay and perform the obligations and liabilities under the amended Royalty Agreement. Accordingly, the Company has extinguished the royalty purchase liability from its consolidated balance sheet, recording a $151.0 million noncash gain on the extinguishment in its consolidated statement of operations for the year ended December 31, 2025.

8. Leases

In January 2025, the Company entered into an operating lease agreement for office space in Malvern, Pennsylvania. The lease commencement date was February 1, 2025, and the lease term was 12 months, after which it continues on a month-to-month basis, with 90 days’ notice required for cancellation.

Lease cost, as presented below, includes costs associated with leases for which right-of-use (ROU) assets have been recognized as well as short-term leases. The components of lease expense were as follows (amounts in thousands):

	Three months ended March 31,
	2026	2025
Operating lease costs
Operating lease rental expense	$4	$3

Total operating lease expense	$4	$3

Supplemental cash flow information related to leases was as follows (amounts in thousands):

	Three months ended March 31,
	2026	2025
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	$4	$3

9. Commitments and contingencies

License agreement

The Company’s subsidiary, Nova, has a worldwide license agreement (the License) with Houston Methodist. The License was executed in January 2024 and gives Nova the exclusive rights to certain Houston Methodist patents for use in the field of oncology, and non-exclusive rights to certain Houston Methodist know-how for use in connection with the licensed patents. Under a separate patent prosecution agreement, fees of the law firm maintaining the licensed patents are billed to and payable directly by Nova.

The License includes due diligence requirements for Nova to submit an Investigational New Drug (IND) application by January 31, 2028, and thereafter to initiate Phase 1, 2 and 3 clinical trials and file a Biologics License Application (BLA) by specified dates. If Nova receives FDA approval for a product covered by the License, fees are payable upon attainment of certain commercial milestones, and low-to-mid single digit royalties are payable on net sales. Fees are also payable on any sublicense revenue that Nova receives.

As additional consideration for the License, Nova made an initial issuance of shares of Nova common stock to Houston Methodist, and subsequently issued additional shares such that Houston Methodist maintained an agreed percentage of Nova outstanding shares. On December 30, 2024, the Houston Methodist shares in Nova were exchanged for approximately 7,323 shares of the Company’s Series B.

Unless earlier terminated, the License expires on the later of January 31, 2044, or the end of the patent term for the last licensed patent to expire, after which the license continues on a nonexclusive, royalty-free basis.

10. Share-based compensation

Equity Incentive Plan

In November 2012, the Company adopted the Galera Therapeutics, Inc. Equity Incentive Plan (the Prior Plan). The Prior Plan provided for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, and stock appreciation rights. In connection with the adoption of the 2019 Plan (as defined below), the Company ceased issuing awards under the Prior Plan. As a result, no shares remain available for issuance under the Prior Plan; however, the Prior Plan continues to govern awards that are outstanding under it. The total number of shares subject to outstanding awards under the Prior Plan as of March 31, 2026 was 572,458.

2019 Incentive Award Plan

In connection with the Company’s Initial Public Offering, or IPO, in November 2019, the Company’s board of directors adopted and the Company’s stockholders approved the Galera Therapeutics, Inc. 2019 Incentive Award Plan (the 2019 Plan), which became effective upon the effectiveness of the registration statement on Form S-1 for the IPO. Upon effectiveness of the 2019 Plan, the Company ceased granting new awards under the Prior Plan.

The 2019 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock units, stock appreciation rights and other stock-based awards. The number of shares of common stock initially available for issuance under the 2019 Plan was 1,948,970 shares of common stock plus the number of shares subject to awards outstanding under the Prior Plan that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by the Company on or after the effective date of the 2019 Plan. In addition, the number of shares of common stock available for issuance under the 2019 Plan is subject to an annual increase on the first day of each calendar year beginning on January 1, 2020 and ending on and including January 1, 2029 equal to the lesser of (i) 4% of the Company’s outstanding shares of common stock on the final day of the immediately preceding calendar year, and (ii) such smaller number of shares of common stock as determined by the Company’s board of directors. As of March 31, 2026, there were 5,888,150 shares available for future issuance under the 2019 Plan, including 3,018,496 shares added pursuant to this provision effective January 1, 2026. The maximum number of shares of common stock that may be issued under the 2019 Plan upon the exercise of incentive stock options is 14,130,029.

In November 2019, the Company’s board of directors adopted and the Company’s stockholders approved the Galera Therapeutics, Inc. 2019 Employee Stock Purchase Plan (the ESPP). The ESPP allows employees to buy Company stock through after-tax payroll deductions at a discount from market value. The number of shares of common stock initially available for issuance under the ESPP was 243,621 shares of common stock. In addition, the number of shares of common stock available for issuance under the ESPP is subject to an annual increase on the first day of each calendar year beginning on January 1, 2020 and ending on and including January 1, 2029 equal to the lesser of (i) 1% of the Company’s outstanding shares of common stock on the final day of the immediately preceding calendar year and (ii) such smaller number of shares of common stock as determined by the Company’s board of directors, provided that not more than 3,288,886 shares of common stock may be issued under the ESPP. As of March 31, 2026, there were 3,344,353 shares available for issuance under the ESPP, including 754,624 shares added pursuant to this provision effective January 1, 2026.

2023 Employment Inducement Award Plan

On April 28, 2023, the Board of Directors adopted the Galera Therapeutics, Inc. 2023 Employment Inducement Award Plan (Inducement Plan), which became effective on such date without stockholder approval pursuant to Rule 5635(c)(4) of The Nasdaq Stock Market LLC listing rules (Rule 5635(c)(4)). The Inducement Plan provides for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock-based awards. In accordance with Rule 5635(c)(4), awards under the Inducement Plan may only be granted to persons who (a) were not previously an employee or director of the Company, or (b) are commencing employment with the Company following a bona fide period of non-employment, in either case as an inducement material to the individual’s entering into employment with the Company. A total of 1,500,000 shares of common stock was reserved for issuance under the Inducement Plan. Any shares subject to awards previously granted under the Inducement Plan that expire, terminate or are otherwise surrendered, canceled, or forfeited, in a manner that results in the Company (i) acquiring the shares covered by the award at a price not greater than the price (as adjusted to reflect any equity restructuring) paid by the participant for such shares or (ii) not issuing any shares covered by the award, the unused shares covered by such awards will again be available for award grants under the Inducement Plan. As of March 31, 2026, there were 1,500,000 shares available for issuance under the Inducement Plan.

Share-based Compensation

Share-based compensation expense was as follows for the three months ended March 31, 2026 and 2025 (in thousands):

	Three months ended March 31,
	2026	2025
Research and development	$—	$15
General and administrative	78	122

	$78	$137

The following table summarizes the activity related to stock option grants for the three months ended March 31, 2026:

	Shares	Weighted average exercise price per share	Weighted- average remaining contractual life (years)
Outstanding at January 1, 2026	10,969,734	$1.27	8.2
Granted	—	—
Forfeited/Expired	(370,675)	2.43

Outstanding at March 31, 2026	10,599,059	$1.23	8.2

Vested and exercisable at March 31, 2026	3,878,171	$3.28	6.9

Vested and expected to vest at March 31, 2026	10,599,059	$1.23	8.2

The Company’s stock option awards vest based on the terms in the governing agreements and generally vest over four years and have a term of 10 years.

As of March 31, 2026, the unrecognized compensation cost was $0.3 million and will be recognized over an estimated weighted-average remaining amortization period of 1.8 years. The aggregate intrinsic value of options outstanding and of options exercisable as of March 31, 2026 were $0.2 million and less than $0.1 million, respectively. Options granted during the three months ended March 31, 2025 had weighted-average grant-date fair values of $0.03 per share. There were no options granted during the three months ended March 31, 2026.

The fair value of options is estimated using the Black-Scholes option pricing model, which takes into account inputs such as the exercise price, the estimated fair value of the underlying common stock at the grant date, expected term, expected stock price volatility, risk-free interest rate and dividend yield. The fair value of stock options granted during the three months ended March 31, 2025 was determined using the methods and assumptions discussed below.

•

The expected term of employee stock options with service-based vesting is determined using the “simplified” method, as prescribed in SEC’s Staff Accounting Bulletin (SAB) No. 107, whereby the expected life equals the arithmetic average of the vesting term and the original contractual term of the option due to the Company’s lack of sufficient historical data. The expected term of nonemployee options is equal to the contractual term.

•

The expected stock price volatility is based on historical volatilities of the Company as well as comparable public entities within the Company’s industry which were commensurate with the expected term assumption as described in SAB No. 107.

•	The risk-free interest rate is based on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period that is commensurate with the expected term.

•	The expected dividend yield is 0% because the Company has not historically paid, and does not expect for the foreseeable future to pay, a dividend on its common stock.

•	The Company’s board of directors has determined the per share value of the Company’s common stock based on the closing price as reported by the OTCQB Market on the date of the grant.

The grant date fair value of each option grant was estimated throughout the three months ended March 31, 2025 using the Black-Scholes option-pricing model using the following weighted-average assumptions. There were no options granted during the three months ended March 31, 2026.

Three months ended March 31, 2025
Expected term (in years)	5.7
Expected stock price volatility	96.6%
Risk-free interest rate	4.26%
Expected dividend yield	0%

11. Related party transactions

IntellectMap Advisory Services

IntellectMap provides information technology advisory services to the Company. The chief executive officer of IntellectMap is the brother of the Company’s chief executive officer. Fees incurred by the Company with respect to IntellectMap during the three months ended March 31, 2026 and 2025 were $43,000 and $30,000, respectively.

Friedman Independent Contractor Agreement

In March 2025 the Company entered into an Independent Contractor Agreement with Michael Friedman (the Contractor Agreement) to provide corporate and business development services, with an effective date of January 1, 2025. Fees incurred by the Company with respect to Mr. Friedman during the three months ended March 31, 2026 and 2025 were $30,000 in each quarter. Mr. Friedman serves on the Company’s board of directors.

12. Subsequent events

On April 7, 2026, the Company converted 76,479.175 shares of its Series B into 76,479,164 shares of its common stock, par value $0.001 per share, pursuant to and in accordance with the Certificate of Designation of Preferences, Rights and Limitations of the Series B, as amended (the Certificate of Designation). No fractional shares of common stock were issued in connection with the partial mandatory conversion; in lieu of any fractional shares, the Company will pay each holder an amount in cash equal to the trading value of such fractional shares as of the close of business on the date of the conversion in accordance with the Certificate of Designation. Following the conversion, 42,839.11 shares of Series B remain issued and outstanding.

On April 8, 2026, certain affiliates of Ikarian exercised a portion of their pre-funded warrants to purchase an aggregate of 8,488,229 shares of common stock at an exercise price of $0.001 per share, and the related aggregate exercise price of approximately $8,488.23 was paid to the Company. Following the exercise, pre-funded warrants to purchase an additional 14,552,811 shares of common stock remain outstanding.

On April 14, 2026, the Company entered into the Merger Agreement with Obsidian and three newly formed companies - Parent, a subsidiary of Galera, and Onyx MergerSub, Inc. and Gazelle Merger Subsidiary, Inc.,

wholly-owned subsidiaries of Parent - which were incorporated in Delaware on April 10, 2026. Pursuant to the Merger Agreement, and upon the terms and subject to the satisfaction or waiver of the conditions described therein, Galera will be merged with and into Gazelle Merger Subsidiary, with Galera surviving as a wholly-owned subsidiary of Parent, and Obsidian will be merged with and into Obsidian Merger-Sub, with Obsidian surviving as a wholly-owned subsidiary of Parent. These mergers are intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

Assuming that the Obsidian Merger is closed, the pre-merger equityholders of Obsidian will own approximately 53.2% and the pre-merger equityholders of Galera will own approximately 1.8% of the combined company. A PIPE financing will be closed concurrently with the Obsidian Merger for approximately $350.0 million, and the PIPE investors will own approximately 45.0% of the combined company. The percentage owned by Galera equityholders is based on a valuation of $13.8 million, including an assumption of net cash at closing of $1.8 million; for every $200,000 decrease in the Company’s net cash at closing the percentage owned by Galera equityholders will decrease approximately 2.5 basis points. Net cash as defined in the Merger Agreement can be, and likely will be, a negative number and the amount of the adjustment is not capped. For example, if Final Galera net cash is $(1.0) million, the valuation of Galera would be $11.0 million, and (assuming gross proceeds of $350.0 million from the concurrent financing), the pre-closing Galera security holders (other than the investors participating in the concurrent financing) would own approximately 1.42% of the combined company, the pre-closing Obsidian security holders would own approximately 53.39% of the combined company, and investors in the concurrent financing would own approximately 45.19% of the combined company.

Furthermore, each holder of Galera common stock of record as of immediately prior to the consummation of the PIPE will be entitled to (i) one CVR for each share of Galera common stock held by such holder, representing the right to receive a pro rata portion of 80% of any potential future net proceeds received by Parent or its affiliates from the development, commercialization, licensing, sale or other disposition of Galera’s product candidate, tilarginine, or related intellectual property during the five years following the closing of the Obsidian Merger and (ii) one CVR for each share of Galera common stock held by such holder, representing the right to receive a pro rata portion of 95% of any potential future net proceeds received by Parent or its affiliates from the divestiture effected by the Asset Purchase and Sale Agreement with Biossil during the ten years following the closing of the Obsidian Merger.

To effect the Obsidian Merger, the Company filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) on April 22, 2026, which is subject to SEC review and comments before becoming effective. The Obsidian Merger will close after approval by the shareholders of Galera and Obsidian, the S-4 becomes effective, and certain other conditions, as specified in the Merger Agreement, are satisfied.

At the Company’s Combined 2025 and 2026 Annual Meeting of Stockholders held on May 8, 2026, holders of a majority of the shares of the Company’s common stock approved an increase in the number of shares of authorized common stock from 200 million to 400 million. An amendment to the Company’s Restated Certificate of Incorporation reflecting the increase in authorized common stock was filed on May 11, 2026.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors

Obsidian Therapeutics, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Obsidian Therapeutics, Inc. and subsidiary (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, negative operating cash flows, and has an accumulated deficit, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ KPMG LLP

We have served as the Company’s auditor since 2024.

Boston, Massachusetts

April 22, 2026

OBSIDIAN THERAPEUTICS, INC.

CONSOLIDATED BALANCE SHEETS

(AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE DATA)

	December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$40,405	$49,761
Marketable securities	40,081	118,509
Prepaid expenses and other current assets	1,030	4,578

Total current assets	81,516	172,848
Property and equipment, net	1,911	3,322
Right-of-use assets	4,149	6,539
Restricted cash	1,004	1,004

Total assets	$88,580	$183,713

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$12	$1,818
Accrued expenses and other current liabilities	12,291	11,278
Operating lease liabilities, current portion	3,048	2,966
Financing lease liabilities	11	24

Total current liabilities	15,362	16,086
Operating lease liabilities, net of current portion	1,224	3,824
Other non-current liabilities	3	206

Total liabilities	16,589	20,116

Commitments and contingencies (Note 10)
Redeemable convertible preferred stock; aggregate liquidation preference of $337,001 at December 31, 2025 and 2024	338,028	338,028
Stockholders’ deficit:
Common stock, $0.0001 par value; 274,320,131 shares authorized; 13,941,901 and 13,921,755 shares issued and outstanding as of December 31, 2025 and 2024, respectively	1	1
Additional paid-in-capital	29,874	20,923
Accumulated other comprehensive income (loss)	23	(27)
Accumulated deficit	(295,935)	(195,328)

Total stockholders’ deficit	(266,037)	(174,431)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$88,580	$183,713

The accompanying notes are an integral part of these consolidated financial statements.

OBSIDIAN THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	December 31,
	2025	2024
Operating expenses:
Research and development	86,113	73,187
General and administrative	19,554	18,068

Total operating expenses	105,667	91,255

Loss from operations	(105,667)	(91,255)

Other income, net:
Interest and other income	5,060	8,146

Total other income	5,060	8,146

Loss before income tax expense	(100,607)	(83,109)

Income tax benefit (expense)	—	—

Net loss	$(100,607)	$(83,109)

Other comprehensive income (loss):
Unrealized gain (loss) on marketable securities	50	(54)

Total other comprehensive income (loss)	50	(54)

Total comprehensive loss	$(100,557)	$(83,163)

Net loss per share attributable to common stockholders, basic and diluted	$(7.22)	$(6.47)

Weighted-average common shares outstanding, basic and diluted	13,935,769	12,848,484

The accompanying notes are an integral part of these consolidated financial statements.

OBSIDIAN THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE DATA)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2023	130,471,047	$178,060	10,877,392	$1	$11,316	$27	$(112,219)	$(100,875)
Issuance of common stock upon exercise of stock options	—	—	3,044,363	—	2,547	—	—	2,547
Stock-based compensation	—	—	—	—	7,060	—	—	7,060
Sale of Series C preferred stock, net of issuance costs of $532	84,567,145	159,968	—	—	—	—	—	—
Unrealized gain (loss) on marketable securities	—	—	—	—	—	(54)	—	(54)
Net loss	—	—	—	—	—	—	(83,109)	(83,109)

Balances at December 31, 2024	215,038,192	$338,028	13,921,755	$1	$20,923	$(27)	$(195,328)	$(174,431)
Issuance of common stock upon exercise of stock options	—	—	20,146	—	20	—	—	20
Stock-based compensation	—	—	—	—	8,931	—	—	8,931
Unrealized gain (loss) on marketable securities	—	—	—	—	—	50	—	50
Net loss	—	—	—	—	—	—	(100,607)	(100,607)

Balances at December 31, 2025	215,038,192	$338,028	13,941,901	$1	$29,874	$23	$(295,935)	$(266,037)

The accompanying notes are an integral part of these consolidated financial statements.

OBSIDIAN THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(AMOUNTS IN THOUSANDS)

	Year ended December 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(100,607)	$(83,109)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	1,484	1,527
Stock-based compensation expense	8,931	7,060
Change in fair value of preferred stock warrant liability	(3)	(8)
Accretion of discount on marketable securities	(2,612)	(2,207)
Non-cash lease expense	(141)	(17)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	3,548	(2,733)
Accounts payable	(1,806)	701
Accrued expenses and other current liabilities	1,013	3,584
Other non-current liabilities	(200)	200

Net cash used in operating activities	(90,393)	(75,002)

Cash flows from investing activities:
Purchases of property and equipment	(73)	(779)
Purchases of marketable securities	(80,910)	(131,095)
Maturities of marketable securities	162,000	78,000

Net cash (used in) provided by investing activities	81,017	(53,874)

Cash flows from financing activities:
Proceeds from the exercise of stock options	20	2,547
Proceeds from Series C financing	—	160,500
Payment of Series C issuance costs	—	(532)

Net cash provided by financing activities	20	162,515

Net decrease in cash and cash equivalents and restricted cash	(9,356)	(33,639)
Cash and cash equivalents and restricted cash at beginning of period	50,765	17,126

Cash and cash equivalents and restricted cash at end of period	$41,409	$50,765

The accompanying notes are an integral part of these consolidated financial statements.

OBSIDIAN THERAPEUTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of the Business and Basis of Presentation

Obsidian Therapeutics, Inc. (the “Company”) is a clinical-stage biopharmaceutical company harnessing novel protein-regulation technology to develop engineered tumor infiltrating lymphocytes (“TIL”) cell therapies for the treatment of patients with solid tumors. The Company’s proprietary cytoDRiVE™ platform is highly versatile and allows it to leverage drug responsive domains to control protein function, with its initial focus on TIL cell therapies developed from this platform (“cytoTILs™”). The Company’s lead product candidate, OBX-115, is a novel, genetically engineered, autologous TIL cell therapy currently in a Phase 2 clinical trial for the treatment of advanced melanoma and a Phase 1 clinical trial for the treatment of non-small cell lung cancer.

The Company was incorporated in 2015 under the laws of the State of Delaware, and its principal offices are in Cambridge, Massachusetts. Since its inception, the Company has devoted substantially all its efforts to raising capital, obtaining financing, and incurring research and development costs related to advancing its scientific platform.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Obsidian Therapeutics Securities Corporation. All intercompany balances and transactions have been eliminated.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, and ability to secure additional capital to fund operations. Product candidates currently under development will likely require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel infrastructure, and extensive compliance reporting capabilities. There can be no assurance that the Company’s research and development will be successfully completed, that adequate protection for the Company’s technology will be obtained, that any products developed will obtain necessary government regulatory approval, or that any approved products will be commercially viable. The Company operates in an environment of rapid change in technology and substantial competition from pharmaceutical and biotechnology companies. In addition, the Company is dependent upon the services of its employees and consultants. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will generate significant revenue from product sales.

Going Concern

The Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for at least one year after the issuance of these consolidated financial statements. As a result of this evaluation, substantial doubt about the Company’s ability to continue as a going concern exists.

The Company has a history of operating losses and negative cash flows from operations and expects to continue generating losses as it advances its research and development programs. As of December 31, 2025, the Company had cash, cash equivalents, and marketable securities of $80.5 million and an accumulated deficit of $295.9 million. Net cash used in operating activities was $90.4 million for the year ended December 31, 2025. The Company expects to incur additional losses and negative cash flows from operations over the next several years as the product candidates currently under development will require significant additional research and clinical development efforts prior to commercialization. Based on the Company’s accumulated deficit, current and future expected losses, and current cash flow projections, which exclude any new capital raising activities, management determined that the Company does not have adequate financial resources to fund its forecasted operating costs for at least one year after the issuance date of these consolidated financial statements.

Management’s plans to alleviate this uncertainty include pursuing additional equity or debt financing, reducing discretionary spending, and exploring strategic collaborations. However, these plans are not fully within the Company’s control, and there is no assurance that such funding or arrangements will be available on acceptable terms or at all. Because of the uncertainty inherent in these efforts, the Company has concluded that substantial doubt exists with respect to its ability to continue as a going concern for one year after the issuance date of these consolidated financial statements.

The consolidated financial statements have been prepared assuming the Company will continue operating as a going concern, and no adjustments have been made to the carrying amounts or classification of assets and liabilities that may be necessary if the Company were unable to continue as a going concern.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and as amended by Accounting Standard Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, expenses, and disclosures. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, research and development expenses, fair value of common stock and any resulting equity-based compensation expense, and income taxes. The Company evaluates its estimates and assumptions on an ongoing basis. All revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Actual results could differ from the Company’s estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments that are readily convertible into cash with original maturities three months or less at the time of purchase to be cash equivalents. Cash equivalents are stated at fair value.

Marketable Securities

Marketable securities consist of U.S. treasuries with maturities greater than three months. The Company classifies all of its marketable securities as available for sale based upon its intent with regard to such investments. The Company classifies marketable securities as short term when their remaining contractual maturities are one year or less from the balance sheet date, and as long term when the marketable security has a remaining contractual maturity of more than one year from the balance sheet date.

The amortized cost of marketable securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in interest income. Dividends are also included in interest and other income.

The Company periodically reviews its investments for impairment based on a security-specific analysis as of each balance sheet date. If the fair value of a security is below its amortized cost, the Company first assesses whether it intends to sell the security or is more likely than not required to sell it before recovery of its amortized cost. If neither condition is met, the Company evaluates whether a portion of the decline is attributable to credit loss. Any credit-related impairment is recorded as an allowance for credit losses through earnings, with non-credit-related unrealized losses recorded in other comprehensive income (loss). The Company did not recognize any credit loss relating to its investments for the years ended December 31, 2025 or 2024.

Segment Information

The Company manages its operations as a single segment for the purpose of assessing performance and making operating decisions. The Company is developing therapeutic treatments for cancer-related diseases. The Company has determined that its chief operating decision maker is its Chief Executive Officer. The Company’s chief operating decision maker reviews the Company’s financial information on an aggregated basis for purposes of allocating resources and assessing financial performance. All of the Company’s tangible assets are located in the United States and all of the Company’s historical collaboration revenue was derived from its collaboration partners headquartered in the United States.

Concentration of Credit Risk and of Significant Suppliers

Financial instruments that potentially expose the Company to concentrations of credit risk consist of cash, cash equivalents, and marketable securities. The Company limits its exposure to credit loss by placing its cash with major financial institutions and invests only in short-term obligations. The deposits, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company has no significant off-balance sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

The Company is dependent on third-party manufacturers to supply certain products for research and development activities in its programs. Certain key raw materials can be difficult to acquire on a consistent basis. If the Company cannot access adequate supply sources its programs could be adversely affected by an interruption in the availability of these raw materials.

Restricted Cash

The Company has restricted cash in the form of letters of credit which are held in interest bearing money market accounts as collateral for the Company’s Cambridge, Massachusetts, and Bedford, Massachusetts leases. The Company has classified both money market accounts collateralizing the letters of credit issued as long-term restricted cash on its consolidated balance sheets as the remaining term of each lease exceeds twelve months as of December 21, 2025 and 2024.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset, as follows:

Estimated Useful Life
Laboratory equipment	5 years
Leasehold improvements	Shorter of the lease term or estimated useful life
Furniture and fixtures	5 years
Computer software	3 years

Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation or amortization are eliminated from the consolidated balance sheets and any resulting gains or losses are included in the consolidated statements of operations in the period of disposals.

Impairment of Long-Lived Assets

Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated. Impairment charges are recognized at the amount by which the carrying amount of an asset exceeds the fair value of the asset. There were no impairments for the years ended December 31, 2025 or 2024.

Leases

In accordance with ASU 2016-02, Leases (“ASC 842”), the Company determines whether an arrangement is or contains a lease at inception. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company classifies leases at the lease commencement date, when control of the underlying asset is transferred from the lessor to the lessee, as operating or finance leases and records a right of use (“ROU”) asset and a lease liability on the consolidated balance sheets for all leases with an initial lease term of greater than 12 months. The Company has elected to not recognize leases with a lease term of 12 months or less, and payments are recognized as expense on a straight-line basis over the lease term.

The Company enters into contracts that contain both lease and non-lease components. Non-lease components may include maintenance, utilities, and other operating costs. For leases of real estate, the Company combines the lease and associated non-lease components in its lease arrangements as a single lease component. Variable costs, such as utilities or maintenance costs, are not included in the measurement of right-of-use assets and lease liabilities, but rather are expensed when the event determining the amount of variable consideration to be paid occurs.

Finance and operating lease assets and liabilities are recognized at the lease commencement date based on the present value of the lease payments over the lease term using the discount rate implicit in the lease if readily determinable. If the rate implicit is not readily determinable, the Company utilizes its incremental borrowing rate, which reflects the fixed rate at which the Company could borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. ROU assets are further adjusted for initial direct costs, prepaid rent, or incentives received. Operating lease payments are expensed using the straight-line method as an operating expense over the lease term. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Finance lease assets are amortized to depreciation expense using the straight-line method over the shorter of the useful life of the related asset or the lease term. Finance lease payments are bifurcated into (i) a portion that is recorded as interest expense using the effective interest method and (ii) a portion that reduces the finance liability associated with the lease.

In addition, the Company examines other contracts with suppliers, vendors and outside parties to identify whether such contracts contain an embedded lease and, as applicable, accounts for such embedded leases in accordance with ASC 842.

Fair Value Measurements

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company’s preferred stock warrant liability is carried at fair value, determined according to Level 3 inputs in the fair value hierarchy described above. The carrying values of the Company’s accounts payable and accrued expenses and other current liabilities approximate their fair value due to the short-term nature of these liabilities.

Redeemable Convertible Preferred Stock

The Company’s redeemable convertible preferred stock is classified as temporary equity in the accompanying consolidated balance sheets and excluded from stockholders’ deficit as the potential redemption of such stock is outside the Company’s control. Costs incurred in connection with the issuance of redeemable convertible preferred stock are recorded as a reduction of gross proceeds from issuance.

The Company did not accrete the carrying values of the preferred stock to the redemption values since the occurrence of either a merger or consolidation; or a sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, of all, or substantially all, of the Company’s assets or intellectual property of the Company (a “Deemed Liquidation Event”) was not considered probable as of December 31, 2025 or 2024. Subsequent adjustments of the carrying values to the ultimate redemption values will be made only when it becomes probable that these events will occur. In the event of such a Deemed Liquidation Event, the proceeds from the event are distributed in accordance with the liquidation preferences, provided that the holders of preferred stock have not converted their shares into common stock.

Collaboration Agreements

The Company analyzes its collaboration arrangements to assess whether they are within the scope of ASC 808, Collaborative Arrangements (“ASC 808”) to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards dependent on the commercial success of such activities. This assessment is performed throughout the life of the arrangement based on changes in the responsibilities of all parties in the arrangement. When the Company has concluded that a collaborator meets the definition of a customer the Company follows the guidance in ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”).

Revenue Recognition

Under ASC 606, the Company recognizes revenue associated with collaboration agreements when its customer obtains control of promised goods or services in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation.

The Company assesses the goods or services promised within each contract and determines those that are performance obligations. The Company’s collaboration agreements typically consist of promises to transfer licenses to the Company’s intellectual property, research and development services, and related supporting activities.

The Company assesses whether each promised good or service is distinct for the purpose of identifying the performance obligations in the contract. This assessment involves subjective determinations and requires management to make judgments about the individual promised goods or services, including the significance of the Company’s integration service, the interdependency of their utility, and the customer’s ability to derive their intended benefit from the contract and whether such are separable from the other aspects of the contractual relationship. Promised goods and services are considered distinct provided that: (i) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct) and (ii) the Company’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract). In assessing whether a promised good or service is distinct, the Company considers factors such as the research, development, manufacturing and commercialization capabilities of the customer and the availability of similar services in the general marketplace. If a promised good or service is not distinct, an entity is required to combine that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct.

When an arrangement includes a customer option for additional goods or services, the Company assesses whether the option provides the customer with a material right. A material right is an option to purchase the underlying goods and services at a price below their standalone selling price that the customer would not have received had it not entered into the initial contract. When an option is deemed to provide a material right to the customer, it is accounted for as a separate performance obligation.

The transaction price is the sum of fixed and estimated variable consideration. Variable consideration is estimated using the most likely amount or expected value method to determine the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised goods or services to a customer. The amount of variable consideration included in the transaction price is constrained to the amount for which it is probable that a significant reversal of cumulative revenue recognized will not occur. At each reporting date, the Company re-evaluates the estimate of variable consideration and the constraint.

When arrangements include development and regulatory milestone payments, the Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. Milestone payments triggered by events that have significant uncertainty and are not within the Company’s control such as regulatory approvals, are not considered probable of being achieved until those approvals are received and are excluded from the transaction price.

For arrangements with licenses of intellectual property, where the license is deemed to be the predominant item to which the royalties relate, the Company utilizes the royalty exception and recognizes revenue and sales-based royalties and milestones at the later of (i) when the related sales occur, or (ii) upon satisfaction of the related performance obligation.

In determining the transaction price, the Company adjusts consideration for the effects of the time value of money if the timing of payments provides the Company with a significant benefit of financing. If the expectation at contract inception is such that the period between the transfer of the promised goods or services to the customer and the payment by the customer will be one year or less, the Company will elect the practical expedient provided by ASC 606 to forego this assessment and conclude a significant financing component does not exist.

Variable consideration may be allocated to a single performance obligation or a subset of distinct goods or services within a series performance obligation if the variable consideration is both earned by the efforts or outcomes of transferring the service and the allocation objective it met. The remaining transaction price is allocated to the identified performance obligations in proportion to their standalone selling prices (“SSP”) on a relative SSP basis. SSP is determined at contract inception using an approach that maximizes the use of available inputs and may include the adjusted market assessment or cost-plus margin approach. The SSP estimate is not updated to reflect changes between contract inception and when the performance obligations are satisfied. Determining the SSP for performance obligations may require significant judgment, including consideration market conditions, entity-specific pricing strategies, and observable data points on expected costs and profit margins.

The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when, or as, each performance obligation is satisfied, either at a point in time or over time, and if over time, recognition is based on the measure of progress that most faithfully depicts our performance towards transferring the related goods and services. The estimate of the Company’s measure of progress is updated at each reporting date.

The Company records amounts as accounts receivable when the right to consideration is deemed unconditional. When consideration is received, or such consideration is unconditionally due, from a customer prior to transferring goods or services to the customer, a contract liability, which the Company refers to as deferred revenue, is recorded.

Research and Development and Manufacturing Contract Costs and Accruals

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including costs for salaries and bonuses, employee benefits, subcontractors, facility-related expenses, depreciation, stock-based compensation, third-party license fees, laboratory supplies, and external costs of outside vendors engaged to conduct discovery and preclinical development activities as well as to begin to manufacture materials for upcoming clinical trials.

Nonrefundable advance payments for goods or services to be provided in the future for use in research and development activities are recorded as prepaid expenses. Such prepaid expenses are recognized as an expense when the goods have been delivered or the related services have been performed, or when it is no longer expected that the goods will be delivered, or the services rendered.

Upfront payments under license agreements are expensed as research and development expense upon receipt of the license, and annual maintenance fees under license agreements are expensed in the period in which they are incurred. Contingent milestone payments are recognized when the related contingency is resolved and the amounts are paid or become payable.

The Company has entered into various research, development and manufacturing contracts with research institutions and other companies. These agreements are generally cancelable, and related costs are recorded as research and development expenses as incurred. The Company records accruals for estimated ongoing research, development and manufacturing costs. When billing terms under these contracts do not coincide with the timing of when the work is performed, the Company is required to make estimates of outstanding obligations to those third parties as of period end. Any accrual estimates are based on a number of factors, including the Company’s knowledge of the progress towards completion of the research, development and manufacturing activities, invoicing to date under the contracts, communication from the research institutions and other companies of any actual costs incurred during the period that have not yet been invoiced and the costs included in the contracts. Significant judgments and estimates may be made in determining the accrued balances at the end of any reporting period. Actual results could differ from the estimates made by the Company.

Patent Costs

For the periods ended December 31, 2025 and 2024, costs associated with successful and pending applications of patents and trademarks are recognized as general and administrative expenses as incurred.

Stock-Based Compensation

The Company measures stock-based awards granted to employees, nonemployees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. Forfeitures are accounted for as they occur. Generally, the Company issues stock-based awards in the form of stock options with only service-based vesting conditions and records the expense for these awards using the straight-line method. The Company has also issued stock-based awards in the form of stock options with both performance and service-based vesting conditions. The Company records the expense for stock-based awards with both performance and service-based vesting using an accelerated attribution method, once the performance conditions are considered probable of being achieved, using management’s best estimates.

The fair value of each share option is estimated on the date of grant using the Black-Scholes option pricing model, which requires inputs based on certain subjective assumptions, including:

•

Fair Value of Common Stock – Because there is no public market for the Company’s common shares, the Company has determined the fair value of the Company’s common stock based on the independent third-party appraisals. The fair value of the Company’s common stock has been determined using a market approach to estimate the Company’s enterprise value and applies a hybrid method for allocation of equity value to different classes of equity. The hybrid method is a combination of an option pricing method (“OPM”) and a probability-weighted expected return method (“PWERM”) that contemplated the Company’s financial position and historical financial performance, the status of development of the Company’s programs, the current climate in the marketplace, the illiquid nature of the common stock, the effect of the rights and preferences of the preferred stockholders, and the prospects of a liquidity event, among others.

•

Estimated Volatility – As a private company the Company lacks company-specific historical and implied volatility information for its shares, therefore, the Company estimates its expected share price volatility based on the historical volatility of publicly traded peer companies.

•

Expected Term – The expected term represents the period that the stock-based awards are expected to be outstanding. The Company uses the simplified method to determine the expected term for “plain-vanilla” options, which is based on the average of the time-to-vesting and the contractual life of the options. For awards with both performance and service based vesting conditions, the expected term has been determined using management’s best estimate considering the characteristics of the award, contractual life, the timing of the expected achievement of the performance conditions, and the remaining time-based vesting period, if any. For nonemployees, the Company determines the life to be the contractual term of the option.

•

Risk Free Interest Rate – The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.

•

Dividend Yield – The Company has used an expected dividend yield of zero based on the fact that it has never paid cash dividends on its ordinary shares and does not expect to pay any cash dividends in the future.

The Company classifies stock-based compensation expense in its consolidated statements of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company’s tax returns. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense. Any accrued interest and penalties are included within the related tax liability. As of December 31, 2025 and 2024, the Company had not accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s consolidated statements of operations.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect the Company’s stockholders or the Company. The Company assesses the impact of various tax reform proposals and modifications to existing tax treaties in all jurisdictions where the Company has operations to determine the potential effect on its business and any assumptions the Company has made about its future taxable income. The Company cannot predict whether any specific proposals will be enacted, the terms of any such proposals or what effect, if any, such proposals would have on its business if they were to be enacted.

Net Loss Per Share

The Company calculated basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities. The Company’s

Preferred Stock (as defined below) is considered to be a participating security as the holders are entitled to receive dividends at a dividend rate payable in preference and priority to the holders of common stock. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period has been distributed. There is no allocation required under the two-class method during periods of loss since the participating securities do not have a contractual obligation to share in the losses of the Company.

Under the two-class method, basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share attributable to common stockholders is computed by (i) adjusting net loss attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities and (ii) dividing the diluted net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period, including potential dilutive common shares. For purposes of this calculation, Preferred Stock, preferred stock warrants, and stock options to purchase common stock are considered potential dilutive common shares.

The Company has generated a net loss for each of the periods presented. Accordingly, basic and diluted net loss per share attributable to common stockholders are the same because the inclusion of the potentially dilutive securities would be anti-dilutive.

Other Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ deficit that result from transactions and economic events other than those with stockholders. Other comprehensive loss consists of unrealized gains (losses) on marketable securities.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvement to Income Tax Disclosures (“ASU 2023-09”), to enhance the transparency and decision usefulness of income tax disclosures. ASU 2023-09 became effective for annual periods beginning after December 15, 2024 on a prospective basis for public business entities. For all other entities, the ASU is effective for annual periods beginning after December 15, 2025 on a prospective basis. Early adoption and retrospective application in all prior periods presented is permitted. The Company has early adopted and applied the pronouncement on a retrospective basis. The adoption of ASU 2023-09 did not result in a material impact to the consolidated financial statements and related disclosures.

Recently Issued Accounting Standards Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires public business entities to disclose specified information about certain costs and expenses on an interim and annual basis. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact that adoption of ASU 2024-03 will have on our financial statement disclosures.

3. Financial Instruments and Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis and indicate the level of the fair value hierarchy used to determine such fair values (in thousands):

	Fair Value Measurements at December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$39,905	$—	$—	$39,905
U.S. Treasuries	—	40,081	—	40,081

Total assets	$39,905	$40,081	$—	$79,986

Liabilities:
Preferred stock warrant liability	$—	$—	$3	$3
Total liabilities	$—	$—	$3	$3

	Fair Value Measurements at December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$49,733	$—	$—	$49,733
U.S. Treasuries	—	118,509	—	118,509

Total assets	$49,733	$118,509	$—	$168,242

Liabilities:
Preferred stock warrant liability	$—	$—	$6	$6
Total liabilities	$—	$—	6	$6

Warrants to Purchase Redeemable Convertible Preferred Stock Subject to Conditional Redemption

In connection with the PacificWestern Bank (“PWB”) term loan entered into May 2018, the Company granted PWB a warrant to purchase 22,124 shares of Series A-1 preferred stock at an exercise price of $1.1291 per share. The warrant, which was deemed to be classified as a liability, expires on May 25, 2028. The term loan with PWB was fully paid in January 2019 and has since expired. As of December 31, 2025, the warrant has not been exercised.

The fair value of the preferred stock warrant liability is based on significant inputs not observable in the market, which represent a Level 3 measurement within the fair value hierarchy. The Company’s valuation of the preferred stock warrant utilized the Black-Scholes option-pricing model, which incorporates a number of assumptions and estimates. Changes in the fair value of the preferred stock warrant are recognized as other income (expense) in the consolidated statements of operations and comprehensive loss and were not material for the years ended December 31, 2025 and 2024.

As of December 31, 2025 and 2024, the estimated fair value of the Series A-1 warrant was $0.13 and $0.28 per share, respectively. The fair value of each warrant share is estimated on the date of grant and at each reporting period using the Black-Scholes option pricing model, which requires inputs based on certain subjective assumptions including fair value of the underlying preferred stock, estimated volatility, expected term, risk-free interest rate, and expected dividend yield.

The Company assesses its financial liabilities measured at fair value on a recurring basis and transfers its financial liabilities between the relevant fair value hierarchies at the end of each reporting period, as needed. The following table represents a roll-forward of the fair value of the Level 3 preferred stock warrant liability for each of the periods indicated (in thousands):

	As of December 31,
	2025	2024
Fair value, beginning of year	$6	$14
Change in estimated fair value	(3)	(8)

Fair value, end of year	$3	$6

As of December 31, 2025 and 2024 there were no transfers between Level 1, Level 2 and Level 3.

Cash and Cash Equivalents and Marketable Securities

The following tables summarizes the Company’s cash, cash equivalents and marketable securities as of December 31, 2025 and 2024 (in thousands):

	Fair Value Measurements at December 31, 2025
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Credit Losses	Total
Cash	$500	$—	$—	$—	$500
Money market funds	39,905	—	—	—	39,905
U.S. Treasuries	40,058	23	—	—	40,081

Total cash, cash equivalents, and marketable securities	$80,463	$23	$—	$—	$80,486

As reported:
Cash and cash equivalents	$40,405	$—	$—	$—	$40,405
Marketable securities	40,058	23	—	—	40,081

	$80,463	$23	$—	$—	$80,486

	Fair Value Measurements at December 31, 2024
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Credit Losses	Total
Cash	$28	$—	$—	$—	$28
Money market funds	49,733	—	—	—	49,733
U.S. Treasuries	118,536	30	(57)	—	118,509

Total cash, cash equivalents, and marketable securities	$168,297	$30	$(57)	$—	$168,270

As reported:
Cash and cash equivalents	$49,761	$—	$—	$—	$49,761
Marketable securities	118,536	30	(57)	—	118,509

	$168,297	$30	$(57)	$—	$168,270

None of the Company’s available-for-sale marketable securities had remaining maturities longer than one year as of December 31, 2025 and 2024.

4. Property and Equipment, Net

Property and equipment, net, are recorded at historical cost and consist of the following (in thousands):

	December 31,
	2025	2024
Laboratory equipment	$10,017	$9,944
Leasehold improvements	261	261
Furniture and fixtures	758	758
Computer software	385	385

Total property and equipment	11,421	11,348
Less: accumulated depreciation	(9,510)	(8,026)

Property and equipment, net	$1,911	$3,322

Depreciation expense amounted to $1.5 million for each of the years ended December 31, 2025 and 2024.

5. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31,
	2025	2024
Compensation and benefits	$3,830	$5,560
External research and development costs	6,361	3,959
Legal and professional fees	685	780
Other	1,415	979

Total accrued expenses and other current liabilities	$12,291	$11,278

6. Redeemable Convertible Preferred Stock

The Company has issued Series A-1 redeemable convertible preferred stock (the “Series A-1 Preferred Stock”), Series A-2 redeemable convertible preferred stock (the “Series A-2 Preferred Stock”), Series A-3 redeemable convertible preferred stock, (the “Series A-3 Preferred Stock”), Series B redeemable convertible preferred stock (the “Series B Preferred Stock”) and Series C redeemable convertible preferred stock (the “Series C Preferred Stock”); collectively referred to as the “Preferred Stock” and the holders of the Preferred Stock as the “Preferred Stockholders.” All series of Preferred Stock have a par value of $0.0001.

In March 2024, the Company entered into a stock purchase agreement (the “Series C Purchase Agreement”) pursuant to which the Company issued and sold an aggregate of 84,567,145 shares of Series C Preferred Stock at a price of $1.8979 per share, for gross proceeds of approximately $160.5 million and incurred issuance costs of $0.5 million.

Upon issuance of each class of Preferred Stock, the Company assessed the embedded conversion and liquidation features of the shares and determined that such features did not require the Company to separately account for these features. The Company also concluded that no beneficial conversion feature existed on the issuance dates of each class of Preferred Stock.

At December 31, 2025 and 2024, the Preferred Stock is summarized below (in thousands, except share amounts):

	Amounts at December 31, 2025 and December 31, 2024
	Total Shares Authorized	Total Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Shares Issuable Upon Conversion
Series A-1 Preferred Stock	33,222,339	33,200,215	$37,486	$37,486	33,200,215
Series A-2 Preferred Stock	14,936,323	14,936,323	16,807	14,936	14,936,323
Series A-3 Preferred Stock	6,146,592	6,146,592	9,035	9,035	6,146,592
Series B Preferred Stock	76,187,917	76,187,917	114,732	115,044	76,187,917
Series C Preferred Stock	84,567,145	84,567,145	159,968	160,500	84,567,145

Total	215,060,316	215,038,192	$338,028	$337,001	215,038,192

The rights and preferences of the Preferred Stock are as follows:

Voting Rights

The Preferred Stockholders vote on an as-converted basis with holders of common stock on all general matters. Additionally, holders of Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock each have the exclusive right to elect one director per series, voting separately as a class. Holders of Series A-3 Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock also hold series-specific protective voting rights requiring their separate approval for certain amendments or capital structure actions, and all Preferred Stockholders voting together as a single class (with a required majority of holders of Series C Preferred Stock included) must approve major corporate actions such as liquidation events, charter amendments affecting rights of Preferred Stockholders, creation of senior or junior securities, certain indebtedness, and other key matters.

Dividend Rights

The Preferred Stockholders are entitled to receive, prior to the payment of any dividend on the common stock, a dividend on each outstanding share of preferred stock on an as converted to common stock basis immediately prior to the record date. Any such dividends shall be payable only when, as, and if declared by the Company’s board of directors. No dividends have been declared through December 31, 2025.

Liquidation Preference

The Series C Preferred Stock ranks senior to the Series B Preferred Stock, Series A Preferred Stock and Common Stock of the Company. In the event of a liquidation of the Company, or certain deemed liquidation events, the Series C is redeemable for a price equal to the greater of (i) Series C Original Issue Price of $1.8979 per share, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all Series C Preferred Stock converted into common stock immediately prior to the liquidation or deemed liquidation. If assets or surplus remain after satisfying the Series C Preferred Stockholders, the Series B Preferred Stock is redeemable for a price equal to the greater of (i) Series B Original Issue Price of $1.51 per share, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all Series B Preferred Stock converted into common stock immediately prior to the liquidation or deemed liquidation. If assets or surplus remain after satisfying the Series B Preferred Stockholders, the Series A Preferred Stockholders is redeemable for a price equal to the greater of (i) Series A-1, Series A-2, and Series A-3 Original Issue Price of $1.1291, $1.00, and $1.47 per share, respectively, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all Series A-1, A-2 and A-3 Preferred Stock converted into common stock immediately prior to the liquidation or deemed liquidation.

In the event of a liquidation event or deemed liquidation, if the assets or surplus funds to be distributed to the holders of Series C Preferred Stock, are insufficient to permit the payment to such holders of their full aggregate distribution due, the assets and surplus legally available for distribution shall be distributed ratably among the holders of Series C Preferred Stock in proportion to the full aggregate Series C distributions each such holder is otherwise entitled to receive. After distribution to Series C Preferred Stockholders the same distribution would take place to Series B Preferred Stockholders if any assets or surplus remain. After distribution to Series B Preferred Stockholders the same distribution would take place to Series A Preferred Stockholders if any assets or surplus remain. No payment shall be made with respect to the common stock unless and until full payment has been made to the holders of the Series C Preferred Stock, Series B Preferred Stock and Series A Preferred Stock of the distribution amounts that they are entitled to receive.

Redemption Rights

The Preferred Stockholders do not have redemption rights, except upon a Deemed Liquidation Event.

Conversion

Optional Conversion

Each share of Preferred Stock, at the option of the holder, is convertible into a number of fully paid shares of common stock as determined by dividing issue price by the conversion price in effect at the time. The initial conversion price per share for Series A-1, Series A-2 and Series A-3 Preferred Stock is $1.1291, $1.00, and $1.47, respectively, the Series B Preferred Stock initial conversion price is $1.51 per share and the Series C Preferred Stock initial conversion price if $1.8979. Such initial conversion prices, and the rate at which shares of Preferred Stock may be converted into shares of common stock, shall be subject to adjustment as provided in the Company’s fourth amended and restated certificate of incorporation.

Mandatory Conversion

All outstanding shares of Preferred Stock will automatically convert into a number of fully paid shares of common stock at the then applicable conversion price upon the completion of either (i) the closing of the sale of shares of common stock to the public in a sale price of at least $2.8469 per share resulting in gross proceeds to the Company of at least $100.0 million (“Qualified IPO”) or; (ii) the direct listing on a nationally recognized stock exchange with a reference price of at least $2.8469 per share or; (iii) a special purpose acquisition company (“SPAC”) transaction or reverse merger transaction resulting in a sale price of at least $2.8469 per share or; (iv) other event that results in the Company or its successor in interest having its common equity listed for trading on a nationally recognized stock exchange with a share price of at least $2.8469 per share or upon the vote or written consent of a majority of holders of the then outstanding shares of Preferred Stock voting together as a single class on an as-converted to common stock basis.

7. Common Stock

The Company’s fourth amended and restated certificate of incorporation authorizes the authorizes the Company to issue 274,320,131 shares of common stock. As of December 31, 2025, the Company had reserved 215,060,316 shares of common stock for the conversion of the Preferred Stock (Note 6), as applicable.

The holders of shares of common stock are entitled to one vote for each share held with respect to all matters voted on by the stockholders of the Company. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of holders of all classes of stock outstanding. In a Deemed Liquidation Event, after the payment in full of all preferential amounts required to be paid to the holder of shares of Preferred Stock, the holders of the then outstanding common stock are entitled to receive that portion of the remaining funds to be distributed to holders of common stock.

8. Stock-Based Compensation

2016 Equity Incentive Plan

In March 2016, the Company adopted the 2016 Stock Option and Grant Plan (the “2016 Plan”), which allows the granting of awards in the form of incentive stock options, nonqualified stock options, and stock grants, which may include restricted stock, to eligible employees, outside directors and consultants of the Company. The total number of common stock reserved for grant under the 2016 Plan was 48,749,161 shares as of December 31, 2025 and December 31, 2024, of which 4,475,263 and 1,993,987 shares remained available for future issuance as of December 31, 2025 and 2024, respectively. Shares that are expired, terminated, surrendered, or canceled without having been fully exercised will be available for future awards under the 2016 Plan.

The 2016 Plan is administered by the Company’s board of directors. The terms of stock awards agreements, including type of stock award to be granted, the provisions of each stock award, including the number of shares, vesting requirements, and exercise prices, are determined by the board of directors, and are subject to the provisions of the 2016 Plan. Option awards generally vest over a four-year period and expire after ten years. Certain options provide for accelerated vesting in the event of a change in control, as defined. The exercise price per share for stock options granted may not be less than the fair market value of the common stock at the date of grant.

Stock Options

The Company has granted stock options with service-based vesting conditions, performance-based, and with both service and performance-based vesting conditions. The Company typically grants stock options to employees and nonemployees at exercise prices deemed by the Board to be equal to the fair value of the common stock at the time of grant. Stock options typically vest over four years and have a maximum term of ten years.

The Company estimates the fair value of the stock options issued using the Black-Scholes option pricing model on the date of grant. The key assumptions used to apply this pricing model were as follows:

	December 31,
	2025	2024
Fair value of common stock	$0.78 – 1.13	$1.01 – 1.13
Risk-free interest rate	3.94%	4.25%
Expected dividend yield	—	—
Expected term (in years)	6.1	6.1
Expected volatility	89.54%	133.20%

The weighted average fair value of options granted during the years ended December 31, 2025 and 2024 was $0.62 and $1.03, respectively.

The following table summarizes option activity under the 2016 Plan for the year ended December 31, 2025:

	Number of Options	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2024	40,628,032	$1.03	8.4	$4,146
Options granted	432,000	0.78
Options exercised	(20,146)	0.97
Options forfeited	(2,530,814)	1.05
Options expired	(447,462)	1.00

Outstanding at December 31, 2025	38,061,610	$0.77	6.9	$298

Vested and exercisable at December 31, 2025	23,056,967	$0.77	6.1	$298
Unvested at December 31, 2025	15,004,643	$0.78	8.2	$—

Included within the total stock options outstanding at December 31, 2025, are 2,027,700 stock options to purchase common stock which have either both performance and service-based vesting criteria or performance only vesting criteria (collectively, the “Performance Awards”) and were granted to certain employees and officers during 2023 and 2024. Of the total 2,027,700 Performance Awards outstanding: (i) 1,231,034 outstanding stock options were granted in 2023 and had performance criteria tied to the achievement of three scientific milestones, each followed by two years of service vesting. Expense was recognized when achievement became probable. As of December 31, 2025, all three milestones associated with this grant had either been achieved or partially achieved; (ii) 442,592 outstanding stock options were granted in 2023 and had performance criteria tied to the completion of a strategic transaction, which was achieved upon the close of the Series C Preferred Stock financing in March 2024, and therefore the grant date fair value of the stock options was expensed in full upon achievement of the financing; and (iii) 354,074 outstanding stock options were granted in 2024 and had performance criteria tied to the achievement of strategic milestones of the Company along with service-based vesting conditions. As of December 31, 2025, the performance milestones have not yet been achieved and are not deemed probable of being achieved. Total stock-based compensation expense associated with performance stock options was $0.2 million and $0.7 million during the years ended December 31, 2025 and 2024, respectively.

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those options that had exercise prices lower than the fair value of the Company’s common stock.

The aggregate intrinsic value of options exercised for each of the years ended December 31, 2025 and 2024 totaled zero and $0.8 million, respectively. As of December 31, 2025 there was $13.3 million of unrecognized compensation expense, which the Company expects to recognize over a weighted-average period of 2.03 years.

The Company has recorded stock-based compensation expense as follows (in thousands):

	December 31,
	2025	2024
Research and development	$3,733	$2,938
General and administrative	5,198	4,122

	$8,931	$7,060

9. Income Taxes

For the years ended December 31, 2025 and 2024, no income tax expense was recorded due to the Company’s net operating loss (“NOL”) and full valuation allowance. The Company has historically incurred net operating losses and maintains a full valuation allowance against its deferred tax assets.

All of the Company’s operating losses since inception have been generated in the United States.

The reported amount of income tax expense for the years differs from the amount that would result from applying domestic federal statutory rates to pretax losses primarily because of changes in the valuation allowance.

A reconciliation of the Company’s statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year Ended December 31,
	2025		2024
	Amount (in thousands)	Rate	Amount (in thousands)	Rate
Federal statutory income tax rate	(21,127)	21.00%	(17,523)	21.00%
Permanent difference	777	(0.77)%	644	(0.77)%
State taxes, net of federal benefit	73	(0.07)%	(123)	0.15%
Research and development credits	(3,781)	3.76%	(4,999)	5.99%
Change in valuation allowance	24,058	(23.91)%	22,002	(26.37)%

Effective income tax rate	—	0.00%	—	0.00%

In 2025 and 2024, state and local income taxes in Massachusetts comprised the majority of the state and local income taxes, net of federal benefit category.

Net deferred tax assets (liabilities) as of December 31, 2025 and 2024 consisted of the following (in thousands):

	Year Ended December 31,
	2025	2024
Deferred tax assets
Net operating loss carryforwards	$49,893	$17,753
Research and development tax credit carryforwards	23,251	18,430
Lease right-of-use liability	1,794	1,800
Accrued expenses and other liabilities	885	1,352
Stock Compensation Expense	2,815	2,192
IRC 174 capitalized research and development	19,836	27,129
Other	1,202	662

Total deferred tax assets	99,676	69,319
Less: Valuation allowance	(98,055)	(67,584)

Net deferred tax assets	1,621	1,735

Deferred tax liabilities
Lease right-of-use asset	(1,728)	(1,734)
Depreciation	107	(1)

Total deferred tax liabilities	(1,621)	(1,735)

Net deferred tax assets (liabilities)	$—	$—

As of December 31, 2025 and 2024, the Company had federal NOL carryforwards of $186.5 million and $66.2 million, respectively, and state NOL carryforwards of $171.0 million and $61.2 million, respectively, which may be available to offset future taxable income. Federal NOL carryforwards do not expire and state NOLs begin to expire in 2037.

As of December 31, 2025 and 2024, the Company also had federal research and development tax credit carryforwards of $17.1 million and $13.3 million, respectively, and state research and development credit carryforwards of $7.7 million and $6.5 million, respectively, which may be available to offset future income tax liabilities. Federal and state research and development tax credit carryforwards begin to expire in 2037 and 2031, respectively.

Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership change limitations that have occurred previously or that could occur in the future. These ownership changes may limit the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income and tax, respectively. The Company has completed an evaluation of ownership changes through December 31, 2022 to assess whether utilization of the Company’s net operating loss or research and development credit carryforwards would be subject to an annual limitation under Section 382, and it was determined that an ownership change has occurred. The Company has determined that no attributes will expire unused, as of December 31, 2022, based on the limitation analysis. To the extent a subsequent ownership change occurs, the net operating loss and credit carryforwards may be subject to additional limitation.

The Company has not yet conducted a study of its research and development credit carryforwards. This study may result in an increase or decrease to the Company’s credit carryforwards, however, until a study is completed, and any adjustment is known, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company’s credits, and if an adjustment is required, this adjustment would be offset by an adjustment to the valuation allowance. As a result, there would be no impact to the consolidated statements of operations and comprehensive loss or consolidated statements of cash flows if an adjustment were required.

The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets, which are comprised principally of net operating loss carryforwards and research and development credit carryforwards. Management has considered the Company’s history of net losses incurred since inception and its lack of commercialization of any products or generation of revenue from product sales since inception and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the deferred tax assets as of December 31, 2025 and 2024. Management reevaluates the positive and negative evidence at each reporting period.

Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2025 and 2024 related primarily to the increase in net operating loss carryforwards and were as follows (in thousands):

	Year Ended December 31,
	2025	2024
Valuation allowance at the beginning of the year	$67,584	$40,458
Increases recorded to income tax provision	30,471	27,126

Valuation allowance at end of the year	$98,055	$67,584

The increase in the valuation allowance of $30.5 million during the year ended December 31, 2025 related primarily to the increase in net operating loss carryforwards.

The Company assesses the uncertainty in its income tax positions to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals of litigation processes, based on the technical merits of the position. For the tax position meeting the more-likely-than-not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon the ultimate settlement with the relevant taxing authority. As of December 31, 2025 and 2024, the Company had not recorded any reserves for uncertain tax positions or related interest and penalties.

The Company files income tax returns as prescribed by the tax law of the jurisdiction in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdiction, where applicable. Since the Company is in a loss carryforward position, it is generally subject to examination by the U.S. federal, state, and local income tax authorities for all tax years in which a loss carryforward is available.

10. Commitments and Contingencies

401(k) Plan

In January 2017, and as amended in February 2020, the Company established a defined contribution plan under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”). The 401(k) Plan covers all employees who meet defined minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Starting in 2020, the Company makes matching contributions at a rate of 100% of each employee’s contribution up to a maximum employee contribution of 3% of eligible plan compensation. For each of the years ended December 31, 2025 and 2024, the Company made matching contributions of $0.5 million.

Other Contractual Obligations

The Company enters into contracts in the normal course of business with third parties for preclinical research studies, upcoming clinical trials and testing and manufacturing services. These contracts typically do not contain minimum purchase commitments and are generally cancelable by the Company upon written notice. Payments due upon cancellation consist of payments for services provided or expenses incurred, including noncancelable obligations of the service providers, up to the date of cancellation and in the case of certain arrangements may include noncancelable fees.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, contract research organizations, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and its executive officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. The Company has not incurred any material costs as a result of such indemnifications and is not currently aware of any indemnification claims.

Legal Proceedings

The Company is not a party to any material legal proceedings. At each reporting date, the Company evaluates whether a potential loss amount or a potential range of losses is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to such legal proceedings.

Collaboration and License Agreement with University of Texas M.D. Anderson Cancer Center

In November 2020, the Company entered into a multi-year collaborative research and option agreement (the “Collaboration Agreement”) with the Board of Regents (the “Board of Regents”) of The University of Texas System, on behalf of the University of Texas M.D. Anderson Cancer Center (“M.D. Anderson”) designed to expedite the research and development of novel engineered TIL for the treatment of solid tumors. Pursuant to the Collaboration Agreement, as amended, the Company agreed to fund research activities of up to $8.3 million over approximately two years and received the option to obtain a license to certain intellectual property arising from the collaboration. The collaboration focused on developing TIL containing regulated membrane-bound IL15 (“mbIL15”) with the potential to enhance anti-tumor efficacy and reduce tumor burden in patients suffering from different types of solid tumors. The collaboration’s purpose was to accelerate the development of cytoTIL, including process and analytical development and clinical readiness activities. The Collaboration Agreement expired in 2023 and, prior to such expiration, the Company exercised its option to license certain intellectual property arising from the collaboration and subsequently entered into the resulting license agreement with the Board of Regents on behalf of M.D. Anderson (“M.D. Anderson License Agreement”) in October 2021.

Under the M.D. Anderson License Agreement, the Company is obligated to pay to M.D. Anderson (a) a royalty on net sales of Developed Products and licensed products at a low single digit percentage (b) milestone payments of up to (i) $75.0 million upon the achievement of certain specified clinical and regulatory milestones and (ii) $90.0 million upon the achievement of certain specified sales milestones, which milestones may be payable with respect to multiple products and indications and (c) a share of certain consideration received by the Company from sublicensees under any sublicense agreements with third parties. As of December 31, 2025, no additional milestone payments were considered probable of achievement and, accordingly, no related liability has been recognized.

The M.D. Anderson License Agreement may be terminated by the Board of Regents upon notice for an uncured challenge of the Board of Regents’ patents and by mutual agreement of us and the Board of Regents.

11. Leases

The Company leases laboratory and office space in Cambridge, Massachusetts under an operating lease with a term expiring in January 2027.

Additionally, the Company leases office space in Bedford, Massachusetts under an operating lease with a term expiring in December 2028. During the year ended December 31, 2025, and 2024, the components of operating lease cost were as follows, and are reflected in general and administrative expenses and research and development expenses, as determined by the underlying activities (in thousands):

	December 31,
	2025	2024
Lease cost
Operating lease cost	$2,757	$2,757
Variable operating lease cost	541	516

Total operating lease cost	$3,298	$3,273

The following table summarizes information related to the measurement of the Company’s operating leases for the years ended December 31, 2025 and 2024 (in thousands):

	December 31,
	2025	2024
Weighted-average remaining lease term (years)	1.90	2.80
Weighted-average discount rate	6.82%	7.13%
Cash paid for amounts included in the measurement of operating lease liabilities	$2,896	$2,776

Maturities of the Company’s operating lease liabilities at December 31, 2025 are as follows (in thousands):

2026	$2,976
2027	855
2028	673

Total minimum lease payments	4,504
Less: Interest portion	(232)

Total present value of operating lease liabilities	$4,272

12. Net Loss Per Share

The following table sets forth the computation of the Company’s basic and diluted net loss per share for the periods presented (in thousands, except share and per share amounts):

	Year Ended December 31,

	2025	2024

Numerator:
Net loss	$(100,607)	$(83,109)

Denominator
Weighted-average common shares outstanding, basic and diluted	13,935,769	12,848,484

Net loss per share attributable to common stockholders, basic and diluted	$(7.22)	$(6.47)

The Company excluded the following shares from the computation of diluted net loss per share attributable to common stockholders’ during the year ended December 31, 2025, and 2024 because including them would have had an anti-dilutive effect:

	Year Ended December 31,

	2025	2024

Redeemable convertible preferred stock	215,038,192	215,038,192
Warrants to purchase Series A-1 redeemable convertible preferred stock	22,124	22,124
Options to purchase common stock	38,061,610	40,628,032

Total	253,121,926	255,688,348

13. Related Party Transactions

The Company entered into individual collaboration and license agreements with Celgene Corporation (“Celgene”) in 2019 and 2020, respectively, and a collaboration agreement with Vertex Pharmaceuticals, Inc. (“Vertex”) in 2021. Both Celgene and Vertex purchased the Company’s Preferred Stock in connection with the collaboration agreements. All performance obligations under the collaboration agreements were satisfied in previous reporting periods. Accordingly, during the years ended December 31, 2025 and 2024, the Company did not recognize related party revenue associated with the collaboration agreements. The Celgene collaboration agreement was terminated in October 2025 and the Celgene license agreement was terminated in November 2025. The Vertex collaboration agreement expired in April 2025. No future revenue associated with these collaboration arrangements will be recognized.

14. Segment Information

The Company operates and manages its business as a single segment, focused on developing engineered cell and gene therapies to deliver transformative outcomes for patients. The Company’s cytoDRiVE® technology is designed to precisely regulate the timing and level of protein function by using FDA-approved small molecule drugs. The Company’s lead investigational cytoTIL15™ program, OBX-115, is a novel engineered tumor-derived autologous T cell immunotherapy, with the potential to become a treatment option for metastatic melanoma and other solid tumors.

The determination of a single reporting and operating segment is consistent with the consolidated financial information regularly provided to the Company’s chief operating decision maker (“CODM”). The Company’s Chief Executive Officer (“CEO”), as the CODM, uses consolidated, single-segment financial information for purposes of evaluating performance, making operating decisions, allocating resources, and planning and forecasting for future periods. The CODM assesses performance and decides how to allocate resources based on consolidated net income (loss). This measure is used to monitor budget versus actual results to evaluate the performance of the segment. The CODM reviews cash, cash equivalents and marketable securities as a measure of segment assets. As of December 31, 2025 and 2024, the Company’s cash, cash equivalents and marketable securities were $80.5 million and $168.3 million, respectively.

The following tables illustrate information about segment revenue, significant segment expenses and segment operating loss for the years ended December 31, 2025 and 2024 (in thousands):

	Year Ended December 31,
	2025	2024
Revenues:	$—	$—
Less(1):
Research and development expenses(2):
Compensation and related expenses	21,828	24,537
Drug discovery and platform	1,026	844
Clinical and manufacturing activities	52,065	36,831
Occupancy and all other costs	7,461	8,037

Total research and development expense	$82,380	$70,249
General and administrative expenses(3):
Compensation and related expenses	8,174	7,912
Consulting and professional services	4,382	4,791
Occupancy and all other costs	1,800	1,243

Total general and administrative expense	$14,356	$13,946
Stock-based compensation	8,931	7,060
Other segment items(4)	(5,060)	(8,146)

Net loss	$(100,607)	$(83,109)

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker.

(2)

Research and development expense for the years ended December 31, 2025 and 2024 exclude $3.7 million and $2.9 million of stock-based compensation expense, respectively, which is presented separately below.

(3)

General & administrative expense for the years ended December 31, 2025 and 2024 exclude $5.2 million and $4.1 million of stock-based compensation expense, respectively, which is presented separately below.

(4)	Other segment items include interest and other income, net.

15. Subsequent Events

The Company has evaluated subsequent events through April 22, 2026, the date these consolidated financial statements were issued, and determined that there have been no events that have occurred that would require adjustments to the Company’s disclosures in the consolidated financial statements, except for the following:

Conversion of Series A-1 Preferred Stock

In February 2026, a holder of the Company’s Series A-1 Preferred Stock delivered a notice electing to convert 7,085,290 shares of its Series A-1 Preferred Stock into an equivalent number of shares of the Company’s common stock on a one-for-one basis, in accordance with the conversion provisions of the Company’s fourth amended and restated certificate of incorporation. The conversion was effective upon the Company’s receipt of the notice and was not subject to any conditions. Following the conversion, 7,085,290 shares of Series A-1 Preferred Stock were cancelled, and an equal number of common shares were issued to such holder.

OBSIDIAN THERAPEUTICS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE DATA)

	March 31, 2026	December 31, 2025
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$26,439	$40,405
Marketable securities	32,317	40,081
Prepaid expenses and other current assets	5,284	1,030

Total current assets	64,040	81,516
Property and equipment, net	1,572	1,911
Right-of-use assets	3,520	4,149
Restricted cash	1,004	1,004

Total assets	$70,136	$88,580

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$738	$12
Accrued expenses and other current liabilities	11,960	12,291
Operating lease liabilities, current portion	2,522	3,048
Financing lease liabilities	8	11

Total current liabilities	15,228	15,362
Operating lease liabilities, net of current portion	1,074	1,224
Other non-current liabilities	3	3

Total liabilities	16,305	16,589

Commitments and contingencies (Note 9)
Redeemable convertible preferred stock; aggregate liquidation preference of $329,001 and $337,001 at March 31, 2026 and December 31, 2025, respectively	330,028	338,028
Stockholders’ deficit:
Common stock, $0.0001 par value; 274,320,131 shares authorized; 21,087,128 and 13,941,901 shares issued and outstanding as of March 31, 2026 and December 31, 2025, respectively	2	1
Additional paid-in-capital	39,374	29,874
Accumulated other comprehensive income (loss)	(5)	23
Accumulated deficit	(315,568)	(295,935)

Total stockholders’ deficit	(276,197)	(266,037)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$70,136	$88,580

The accompanying notes are an integral part of these condensed consolidated financial statements.

OBSIDIAN THERAPEUTICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA) (UNAUDITED)

	March 31,
	2026	2025
Operating expenses:
Research and development	15,732	21,126
General and administrative	4,548	5,477

Total operating expenses	20,280	26,603

Loss from operations	(20,280)	(26,603)

Other income, net:
Interest and other income	647	1,617

Total other income	647	1,617

Loss before income tax expense	(19,633)	(24,986)

Income tax benefit (expense)	—	—

Net loss	$(19,633)	$(24,986)

Other comprehensive income (loss):
Unrealized gain (loss) on marketable securities	(28)	—

Total other comprehensive income (loss)	(28)	—

Total comprehensive loss	$(19,661)	$(24,986)

Net loss per share attributable to common stockholders, basic and diluted	$(1.11)	$(1.79)

Weighted-average common shares outstanding, basic and diluted	17,672,957	13,923,383

The accompanying notes are an integral part of these condensed consolidated financial statements.

OBSIDIAN THERAPEUTICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE DATA) (UNAUDITED)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2025	215,038,192	$338,028	13,941,901	$1	$29,874	$23	$(295,935)	$(266,037)
Issuance of common stock upon exercise of stock options	—	—	59,937	—	47	—	—	47
Stock-based compensation	—	—	—	—	1,454	—	—	1,454
Conversion of Series A Preferred Stock	(7,085,290)	(8,000)	7,085,290	1	7,999	—	—	8,000
Unrealized gain (loss) on marketable securities	—	—	—	—	—	(28)	—	(28)
Net loss	—	—	—	—	—	—	(19,633)	(19,633)

Balances at March 31, 2026	207,952,902	$330,028	21,087,128	2	39,374	(5)	$(315,568)	(276,197)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2024	215,038,192	$338,028	13,921,755	$1	$20,923	$(27)	$(195,328)	$(174,431)
Issuance of common stock upon exercise of stock options	—	—	17,611	—	6	—	—	6
Stock-based compensation	—	—	—	—	2,110	—	—	2,110
Unrealized gain (loss) on marketable securities	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	(24,986)	(24,986)

Balances at March 31, 2025	215,038,192	$338,028	13,939,366	$1	$23,039	$(27)	$(220,314)	$(197,301)

The accompanying notes are an integral part of these condensed consolidated financial statements.

OBSIDIAN THERAPEUTICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(AMOUNTS IN THOUSANDS) (UNAUDITED)

	Three months ended March 31,
	2026	2025
Cash flows from operating activities:
Net loss	$(19,633)	$(24,986)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	340	378
Stock-based compensation expense	1,454	2,110
Accretion of discount on marketable securities	(264)	(874)
Non-cash lease expense	(51)	(31)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(4,254)	2,232
Accounts payable	726	(1,117)
Accrued expenses and other current liabilities	(331)	(1,880)
Other non-current liabilities	—	(200)

Net cash used in operating activities	(22,013)	(24,368)

Cash flows from investing activities:
Purchases of property and equipment	—	(56)
Purchases of marketable securities	—	(22,442)
Maturities of marketable securities	8,000	36,000

Net cash (used in) provided by investing activities	8,000	13,502

Cash flows from financing activities:
Proceeds from the exercise of stock options	47	6

Net cash provided by financing activities	47	6

Net decrease in cash and cash equivalents and restricted cash	(13,966)	(10,860)
Cash and cash equivalents and restricted cash at beginning of period	41,409	50,765

Cash and cash equivalents and restricted cash at end of period	$27,443	$39,905

The accompanying notes are an integral part of these condensed consolidated financial statements.

OBSIDIAN THERAPEUTICS, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Nature of the Business and Basis of Presentation

Obsidian Therapeutics, Inc. (the “Company”) is a clinical-stage biopharmaceutical company harnessing novel protein-regulation technology to develop engineered tumor infiltrating lymphocytes (“TIL”) cell therapies for the treatment of patients with solid tumors. The Company’s proprietary cytoDRiVE™ platform is highly versatile and allows it to leverage drug responsive domains to control protein function, with its initial focus on TIL cell therapies developed from this platform (“cytoTILs™”). The Company’s lead product candidate, OBX-115, is a novel, genetically engineered, autologous TIL cell therapy currently in a Phase 2 clinical trial for the treatment of advanced melanoma and a Phase 1 clinical trial for the treatment of non-small cell lung cancer.

The Company was incorporated in 2015 under the laws of the State of Delaware, and its principal offices are in Cambridge, Massachusetts. Since its inception, the Company has devoted substantially all its efforts to raising capital, obtaining financing, and incurring research and development costs related to advancing its scientific platform.

The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Obsidian Therapeutics Securities Corporation. All intercompany balances and transactions have been eliminated.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, and ability to secure additional capital to fund operations. Product candidates currently under development will likely require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel infrastructure, and extensive compliance reporting capabilities. There can be no assurance that the Company’s research and development will be successfully completed, that adequate protection for the Company’s technology will be obtained, that any products developed will obtain necessary government regulatory approval, or that any approved products will be commercially viable. The Company operates in an environment of rapid change in technology and substantial competition from pharmaceutical and biotechnology companies. In addition, the Company is dependent upon the services of its employees and consultants. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will generate significant revenue from product sales.

Going Concern

The Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for at least one year after the issuance of these condensed consolidated financial statements. As a result of this evaluation, substantial doubt about the Company’s ability to continue as a going concern exists.

The Company has a history of operating losses and negative cash flows from operations and expects to continue generating losses as it advances its research and development programs. As of March 31, 2026 the Company had cash, cash equivalents, and marketable securities of $58.8 million and an accumulated deficit of $315.6 million. Net cash used in operating activities was $22.0 million and $24.4 million for three months ended March 31, 2026 and 2025, respectively. The Company expects to incur additional losses and negative cash flows from operations over the next several years as the product candidates currently under development will require significant additional research and clinical development efforts prior to commercialization. Based on the Company’s accumulated deficit, current and future expected losses, and current cash flow projections, which exclude any new capital raising activities, management determined that the Company does not have adequate financial resources to fund its forecasted operating costs for at least one year after the issuance date of these condensed consolidated financial statements.

On April 14, 2026, the Company entered into a definitive merger agreement with Galera Therapeutics, Inc. (“Galera”), pursuant to which both companies are expected to become wholly owned subsidiaries of a newly formed holding company. In connection with the proposed merger, the Company and Galera announced commitments for a private placement financing with expected gross proceeds of approximately $350.0 million (less any proceeds received by the Company in connection with a Permitted Obsidian Bridge Financing), prior to the closing of the mergers.

The completion of the merger and the related private placement financing are subject to a number of conditions outside the Company’s control, including regulatory approvals, effectiveness of the applicable registration statement, approval by Galera stockholders, and satisfaction of other customary closing conditions. As of the date these condensed consolidated financial statements are issued, those approvals have not been obtained and the transactions have not been consummated.

Although management believes that the merger and private placement financing, if completed, would provide sufficient liquidity to fund the combined company’s operations beyond the one-year look-forward period, management cannot conclude that the completion of these transactions is probable as of the financial statement issuance date, as their successful execution depends on approvals and actions by third parties that are outside of management’s control.

Accordingly, management has concluded that substantial doubt exists about the Company’s ability to continue as a going concern within one year after the date that these condensed consolidated financial statements are issued. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, or GAAP. In our opinion, the information furnished reflects all adjustments, all of which are of a normal and recurring nature, necessary for a fair presentation of the financial position and results of operations for the reported interim periods. We consider events or transactions that occur after the balance sheet date but before the condensed consolidated financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. The results of operations for interim periods are not necessarily indicative of results to be expected for the full year or any other interim period. These unaudited interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements, including the related notes thereto, for the year ended December 31, 2025.

There were no changes to the Company’s significant accounting policies during the three months ended March 31, 2026 other than noted below.

Deferred Costs

The Company capitalizes legal, accounting, and other professional fees directly related to anticipated equity offerings and the proposed reverse merger transaction, which are recorded within Prepaid expenses and other current assets on the condensed consolidated balance sheets and will be expensed or charged against additional paid-in capital, as applicable, upon consummation of the transaction, with such costs expensed as incurred if the transaction is not completed.

Recently Issued Accounting Standards Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires public business entities to disclose specified information about certain costs and expenses on an interim and annual basis. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact that adoption of ASU 2024-03 will have on its consolidated financial statements and related disclosures.

In December 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2025-12, Codification Improvements, which includes amendments to Accounting Standards Codification (“ASC”) 260, Earnings Per Share. The amendments clarify guidance related to the calculation of diluted earnings per share when an entity reports a loss from continuing operations, including the evaluation of the effect of potential common shares. ASU 2025-12 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual periods, and are required to be applied retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2025-12 on its consolidated financial statements and related disclosures.

3. Financial Instruments and Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis and indicate the level of the fair value hierarchy used to determine such fair values (in thousands):

	Fair Value Measurements at March 31, 2026
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$25,939	$—	$—	$25,939
U.S. Treasuries	—	32,317	—	32,317

Total assets	$25,939	$32,317	$—	$58,256

Liabilities:
Preferred stock warrant liability	$—	$—	$3	$3

Total liabilities	$—	$—	3	$3

	Fair Value Measurements at December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$39,905	$—	$—	$39,905
U.S. Treasuries	—	40,081	—	40,081

Total assets	$39,905	$40,081	$—	$79,986

Liabilities:
Preferred stock warrant liability	$—	$—	$3	$3

Total liabilities	$—	$—	$3	$3

There were no transfers between Level 1, Level 2 and Level 3 categories during the three months ended March 31, 2026.

Warrants to Purchase Redeemable Convertible Preferred Stock Subject to Conditional Redemption

There were no material changes to the terms, classification, or accounting for the Company’s warrants to purchase redeemable convertible preferred stock subject to conditional redemption during the three months ended March 31, 2026 and 2025.

Cash and Cash Equivalents and Marketable Securities

The following tables summarizes the Company’s cash, cash equivalents and marketable securities as of March 31, 2026 and December 31, 2025 (in thousands):

	Fair Value Measurements at March 31, 2026
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Credit Losses	Total
Cash and cash equivalents	$26,439	$—	$—	$—	$26,439
U.S. Treasuries	32,322		(5)	—	32,317

Total cash, cash equivalents, and marketable securities	$58,761	$—	$(5)	$—	$58,756

As reported:
Cash and cash equivalents	$26,439	$—	$—	$—	$26,439
Marketable securities	32,322		(5)	—	32,317

	$58,761	$—	$(5)	$—	$58,756

	Fair Value Measurements at December 31, 2025
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Credit Losses	Total
Cash and cash equivalents	$40,405	$—	$—	$—	$40,405
U.S. Treasuries	40,058	23	—	—	40,081

Total cash, cash equivalents, and marketable securities	$80,463	$23	$—	$—	$80,486

As reported:
Cash and cash equivalents	$40,405	$—	$—	$—	$40,405
Marketable securities	40,058	23	—	—	40,081

	$80,463	$23	$—	$—	$80,486

None of the Company’s available-for-sale marketable securities had remaining maturities longer than one year as of March 31, 2026 and December 31, 2025.

As of March 31, 2026, the Company held certain securities that were in an unrealized loss position of $5 thousand. The Company has the intent and ability to hold such securities until recovery. As a result, the Company did not record any charges for credit-related impairments for its marketable debt securities for the three months ended March 31, 2026.

4. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	March 31, 2026	December 31, 2025
Compensation and benefits	$1,634	$3,830
External research and development costs	6,602	6,361
Legal and professional fees	2,146	685
Other	1,578	1,415

Total accrued expenses and other current liabilities	$11,960	$12,291

5. Redeemable Convertible Preferred Stock

In February 2026, Takeda Ventures, Inc., elected to convert 7,085,290 shares of Series A-1 Preferred Stock into Common Stock, at the conversion price of $1.1291.

At March 31, 2026 and December 31, 2025, the Preferred Stock is summarized below (in thousands, except share amounts):

	Amounts at March 31, 2026
	Total Shares Authorized	Total Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Shares Issuable Upon Conversion
Series A-1 Preferred Stock	33,222,339	26,114,925	$29,486	$29,486	26,114,925
Series A-2 Preferred Stock	14,936,323	14,936,323	16,807	14,936	14,936,323
Series A-3 Preferred Stock	6,146,592	6,146,592	9,035	9,035	6,146,592
Series B Preferred Stock	76,187,917	76,187,917	114,732	115,044	76,187,917
Series C Preferred Stock	84,567,145	84,567,145	159,968	160,500	84,567,145

Total	215,060,316	207,952,902	$330,028	$329,001	207,952,902

	Amounts at December 31, 2025
	Total Shares Authorized	Total Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Shares Issuable Upon Conversion
Series A-1 Preferred Stock	33,222,339	33,200,215	$37,486	$37,486	33,200,215
Series A-2 Preferred Stock	14,936,323	14,936,323	16,807	14,936	14,936,323
Series A-3 Preferred Stock	6,146,592	6,146,592	9,035	9,035	6,146,592
Series B Preferred Stock	76,187,917	76,187,917	114,732	115,044	76,187,917
Series C Preferred Stock	84,567,145	84,567,145	159,968	160,500	84,567,145

Total	215,060,316	215,038,192	$338,028	$337,001	215,038,192

There has been no change to the rights and preferences of the Preferred Stock. Refer to the notes to the consolidated financial statements, for the year ended December 31, 2025 for a detailed discussion of the rights and preferences of the Preferred Stock.

6. Common Stock

The Company’s fourth amended and restated certificate of incorporation authorizes the Company to issue 274,320,131 shares of common stock. As of March 31, 2026, the Company had reserved 207,952,902 shares of common stock for the conversion of the Preferred Stock (Note 5), as applicable.

7. Stock-Based Compensation

2016 Equity Incentive Plan

In March 2016, the Company adopted the 2016 Stock Option and Grant Plan (the “2016 Plan”), which allows the granting of awards in the form of incentive stock options, nonqualified stock options, and stock grants, which may include restricted stock, to eligible employees, outside directors and consultants of the Company. The total number of common stock reserved for grant under the 2016 Plan was 48,749,161 shares as of March 31, 2026 and December 31, 2025, of which 1,812,203 and 4,475,263 shares remained available for future issuance as of March 31, 2026 and December 31, 2025, respectively. Shares that are expired, terminated, surrendered, or canceled without having been fully exercised will be available for future awards under the 2016 Plan.

Stock Options

The Company estimates the fair value of the stock options issued using the Black-Scholes option pricing model on the date of grant. The key assumptions used to apply this pricing model were as follows:

	March 31,
	2026	2025
Fair value of common stock	0.78-0.96	1.01 – 1.13
Risk-free interest rate	3.94%	4.43%
Expected dividend yield	—	—
Expected term (in years)	6.0	6.1
Expected volatility	82.70%	157.20%

The weighted average fair value of options granted during the three months ended March 31, 2026 and March 31, 2025 was $0.57 and $1.08, respectively.

The following table summarizes option activity under the 2016 Plan for the three months ended March 31, 2026:

	Number of Options	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2025	38,061,610	$0.77	6.9	$298
Options granted	5,353,691	0.79
Options exercised	(59,937)	0.77
Options forfeited	(2,324,748)	0.78
Options expired	(300,883)	0.75

Outstanding at March 31, 2026	40,729,733	$0.77	6.7	$7,552

Vested and exercisable at March 31, 2026	25,934,831	$0.77	5.6	$4,777
Unvested at March 31, 2026	15,794,902	$0.78	8.4	$2,387

During the three months ended March 31, 2026, 354,074 performance-based stock options granted in 2024 were forfeited, with approximately half forfeited due to employee termination and the remaining forfeited due to the related performance condition not being achieved. Additionally, during the quarter the Company granted 1,883,750 performance-based awards that vest upon the achievement of specified performance goals, with a portion subject to continued service-based vesting thereafter. As of March 31, 2026, the applicable performance conditions for these awards were not deemed probable, and therefore no compensation expense has been recognized related to these awards.

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those options that had exercise prices lower than the fair value of the Company’s common stock.

The aggregate intrinsic value of options exercised totaled less than $0.1 million for each of the three months ended March 31, 2026 and 2025. As of March 31, 2026 there was $12.8 million of unrecognized compensation expense, which the Company expects to recognize over a weighted-average period of 2.2 years. Included in this amount is $1.0 million of unrecognized compensation expense relating to the performance-based awards described above.

The Company has recorded stock-based compensation expense as follows (in thousands):

	March 31,
	2026	2025
Research and development	$680	$825

General and administrative	774	1,285

	$1,454	$2,110

8. Income Taxes

No income tax expense was recorded during the three months ended March 31, 2026 or 2025. The Company maintained a full valuation allowance through March 31, 2026 due to uncertainty regarding its ability to utilize deferred tax assets.

9. Commitments and Contingencies

401(k) Plan

In January 2017, and as amended in February 2020, the Company established a defined contribution plan under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”). The 401(k) Plan covers all employees who meet defined minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Starting in 2020, the Company makes matching contributions at a rate of 100% of each employee’s contribution up to a maximum employee contribution of 3% of eligible plan compensation. The Company made matching contributions of $0.2 million for each of the three months ended March 31, 2026 and 2025.

Other Contractual Obligations

The Company enters into contracts in the normal course of business with third parties for preclinical research studies, upcoming clinical trials and testing and manufacturing services. These contracts typically do not contain minimum purchase commitments and are generally cancelable by the Company upon written notice. Payments due upon cancellation consist of payments for services provided or expenses incurred, including noncancelable obligations of the service providers, up to the date of cancellation and in the case of certain arrangements may include noncancelable fees.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, contract research organizations, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and its executive officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. The Company has not incurred any material costs as a result of such indemnifications and is not currently aware of any indemnification claims.

Legal Proceedings

The Company is not a party to any material legal proceedings. At each reporting date, the Company evaluates whether a potential loss amount or a potential range of losses is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to such legal proceedings.

Collaboration and License Agreement with University of Texas M.D. Anderson Cancer Center

In November 2020, the Company entered into a multi-year collaborative research and option agreement (the “Collaboration Agreement”) with the Board of Regents (the “Board of Regents”) of The University of Texas System, on behalf of the University of Texas M.D. Anderson Cancer Center (“M.D. Anderson”) designed to expedite the research and development of novel engineered TIL for the treatment of solid tumors. Pursuant to the Collaboration Agreement, as amended, the Company agreed to fund research activities of up to $8.3 million over approximately two years and received the option to obtain a license to certain intellectual property arising from the collaboration. The collaboration focused on developing TIL containing regulated membrane-bound IL15 (“mbIL15”) with the potential to enhance anti-tumor efficacy and reduce tumor burden in patients suffering from different types of solid tumors. The collaboration’s purpose was to accelerate the development of cytoTIL, including process and analytical development and clinical readiness activities. The Collaboration Agreement expired in 2023 and, prior to such expiration, the Company exercised its option to license certain intellectual property arising from the collaboration and subsequently entered into the resulting license agreement with the Board of Regents on behalf of M.D. Anderson (“M.D. Anderson License Agreement”) in October 2021.

Under the M.D. Anderson License Agreement, the Company is obligated to pay to M.D. Anderson (a) a royalty on net sales of Developed Products and licensed products at a low single digit percentage (b) milestone payments of up to (i) $75.0 million upon the achievement of certain specified clinical and regulatory milestones and (ii) $90.0 million upon the achievement of certain specified sales milestones, which milestones may be payable with respect to multiple products and indications and (c) a share of certain consideration received by the Company from sublicensees under any sublicense agreements with third parties. As of March 31, 2026, no additional milestone payments were considered probable of achievement and, accordingly, no related liability has been recognized.

The M.D. Anderson License Agreement may be terminated by the Board of Regents upon notice for an uncured challenge of the Board of Regents’ patents and by mutual agreement of us and the Board of Regents.

10. Leases

The Company has non-cancelable operating lease agreements for office space in Cambridge, Massachusetts and Bedford, Massachusetts, which run through January 2027 and December, 2028, respectively. Future minimum payments under the these operating leases as of March 31, 2026 was $3.8 million. For each of the three months ended March 31, 2026 and 2025, the Company recorded operating lease costs of $0.7 million relating to its operating lease agreements.

11. Net Loss Per Share

The following table sets forth the computation of the Company’s basic and diluted net loss per share for the periods presented (in thousands, except share and per share amounts):

	Three Months Ended March 31,
	2026	2025
Numerator:
Net loss	$(19,633)	$(24,986)

Denominator
Weighted-average common shares outstanding, basic and diluted	17,672,957	13,923,383

Net loss per share attributable to common stockholders, basic and diluted	$(1.11)	$(1.79)

The Company excluded the following shares from the computation of diluted net loss per share attributable to common stockholders’ during the three months ended March 31, 2026 and 2025 because including them would have had an anti-dilutive effect:

	Three Months Ended March 31,
	2026	2025
Redeemable convertible preferred stock	207,952,902	215,038,192
Warrants to purchase Series A-1 redeemable convertible preferred stock	22,124	22,124
Options to purchase common stock	40,729,733	40,251,282

Total	248,704,759	255,311,598

12. Related Party Transactions

The Company entered into individual collaboration and license agreements with Celgene Corporation (“Celgene”) in 2019 and 2020, respectively, and a collaboration agreement with Vertex Pharmaceuticals, Inc. (“Vertex”) in 2021. Both Celgene and Vertex purchased the Company’s Preferred Stock in connection with the collaboration agreements. All performance obligations under the collaboration agreements were satisfied in previous reporting periods. Accordingly, during the three months ended March 31, 2026 and 2025, the Company did not recognize related party revenue associated with the collaboration agreements. The Celgene collaboration agreement was terminated in October 2025 and the Celgene license agreement was terminated in November 2025. The Vertex collaboration agreement expired in April 2025. No future revenue associated with these collaboration arrangements will be recognized.

13. Segment Information

The Company’s chief operating decision maker reviews cash, cash equivalents and marketable securities as a measure of segment assets. As of March 31, 2026 and December 31, 2025, the Company’s cash, cash equivalents and marketable securities were $58.8 million and $80.5 million, respectively.

The following tables illustrate information about segment revenue, significant segment expenses and segment operating loss for the three months ended March 31, 2026 and 2025 (in thousands):

	Three Months Ended March 31,
	2026	2025
Revenues:	$—	$—
Less(1):
Research and development expenses(2):
Compensation and related expenses	5,248	6,089
Drug discovery and platform	198	150
Clinical and manufacturing activities	7,644	12,009
Occupancy and all other costs	1,962	2,053

Total research and development expense	$15,052	$20,301
General and administrative expenses(3):
Compensation and related expenses	2,263	2,347
Consulting and professional services	1,197	1,239
Occupancy and all other costs	314	606

Total general and administrative expense	$3,774	$4,192
Stock-based compensation	1,454	2,110
Other segment items(4)	(647)	(1,617)

Net loss	$19,633	$24,986

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker.

(2)

Research and development expense for the three months ended March 31, 2026 and 2025 exclude $0.7 million and $0.8 million of stock-based compensation expense, respectively, which is presented separately below.

(3)

General & administrative expense for the three months ended March 31, 2026 and 2025 exclude $0.8 million and $1.3 million of stock-based compensation expense, respectively, which is presented separately below.

(4)	Other segment items include interest and other income, net.

14. Subsequent Events

The Company has evaluated subsequent events through June 2, 2026, the date these condensed consolidated financial statements were issued, and determined that there have been no events that have occurred that would require adjustments to the Company’s disclosures in the condensed consolidated financial statements, except for the following:

Galera Transaction

On April 14, 2026, the Company entered into a definitive agreement to effect a business combination with Galera Therapeutics, Inc. Pursuant to the agreement, the transaction is expected to be accounted for as a reverse merger upon consummation, subject to customary closing conditions and regulatory approvals. The transaction had not closed as of the date these condensed consolidated financial statements were issued. The Company recorded $0.7 million as deferred costs related to this transaction which are recorded within Prepaid expenses and other current assets on the condensed consolidated balance sheets as of March 31, 2026.

Appendix A

AGREEMENT AND PLAN OF MERGER

by and among:

OBSIDIAN THERAPEUTICS, INC.;

GALERA THERAPEUTICS, INC.;

GAZELLE PARENT, INC.;

ONYX MERGERSUB, INC.;

and

GAZELLE MERGER SUBSIDIARY, INC.;

Dated as of April 14, 2026

EXHIBITS

Exhibit A	Form of Galera Stockholder Support Agreement

Exhibit B	Form of Obsidian Stockholder Support Agreement

Exhibit C	Form of Obsidian Lock-Up Agreement

Exhibit D	Form of Obsidian Stockholder Written Consent

Exhibit E	Form of Galera Stockholder Written Consent

Exhibit F	Form of Securities Purchase Agreement

Exhibit G	CVR Agreement

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of April 14, 2026, by and among OBSIDIAN THERAPEUTICS, INC., a Delaware corporation (“Obsidian”), GALERA THERAPEUTICS, INC., a Delaware corporation (“Galera”), GAZELLE PARENT, INC., a Delaware corporation (“Parent”), ONYX MERGERSUB, INC., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Obsidian Merger Sub”), and GAZELLE MERGER SUBSIDIARY, INC., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Galera Merger Sub”). Certain capitalized terms used in this Agreement are defined in Section 1.1.

RECITALS

A. WHEREAS, Obsidian and Galera intend to effect a strategic combination of their businesses in accordance with this Agreement and Delaware Law;

B. WHEREAS, on April 10, 2026, Galera formed Parent and each of Obsidian and Galera have determined that from and after the Galera Effective Time on the Closing Date, Parent shall act as the parent company for their combined businesses;

C. WHEREAS, Obsidian and Parent intend, upon the terms and subject to the conditions set forth in this Agreement and in accordance with Delaware Law, to effect a merger of Obsidian Merger Sub with and into Obsidian (the “Obsidian Merger”). Upon consummation of the Obsidian Merger, Obsidian Merger Sub will cease to exist, and Obsidian will become a direct wholly owned Subsidiary of Parent;

D. WHEREAS, Galera and Parent intend, upon the terms and subject to the conditions set forth in this Agreement and in accordance with Delaware Law, to effect a merger of Galera Merger Sub with and into Galera (the “Galera Merger” and together with the Obsidian Merger, the “Mergers”) as soon as reasonably practicable following the Obsidian Effective Time. Upon consummation of the Galera Merger, Galera Merger Sub will cease to exist, and Galera will become a direct wholly owned Subsidiary of Parent;

E. WHEREAS, the board of directors of Obsidian (the “Obsidian Board”) has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Obsidian and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and the other actions contemplated by this Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Obsidian vote to approve Obsidian Merger;

F. WHEREAS, the board of directors of Galera (the “Galera Board”) has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Galera and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and the other actions contemplated by this Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Galera vote to approve the Galera Merger (the “Galera Stockholder Matters”);

G. WHEREAS, the board of directors of Parent (the “Parent Board”) has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of Obsidian and Galera pursuant to the terms of this Agreement (the “Stock Issuance”), and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to (a) approve the Stock Issuance and (b) adopt this Agreement and thereby approve the Contemplated Transactions;

H. WHEREAS, the board of directors of Obsidian Merger Sub (the “Obsidian Merger Sub Board”) and the board of directors of Galera Merger Sub (the “Galera Merger Sub Board”) has each (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of its sole stockholder and Obsidian Merger Sub and Galera Merger Sub, respectively, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole stockholder of Obsidian Merger Sub and Galera Merger Sub, respectively, adopt this Agreement and thereby approve the Contemplated Transactions;

I. WHEREAS, the sole stockholder of each of Parent, Obsidian Merger Sub and Galera Merger Sub has determined that the Contemplated Transactions, and in the case of Parent, the Stock Issuance, are in the best interest of Parent, Obsidian Merger Sub, and Galera Merger Sub respectively, and each of their respective stockholders, has approved this Agreement and the Contemplated Transactions, and in the case of Parent, the Stock Issuance;

J. WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Obsidian’s willingness to enter into this Agreement, the stockholders, officers and directors of Galera set forth on Section A of the Galera Disclosure Schedule (solely in their capacity as stockholders of Galera) are executing support agreements in favor of Obsidian in substantially the form attached hereto as Exhibit A (the “Galera Stockholder Support Agreements”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Galera Common Stock in favor of (a) this Agreement and (b) the Annual Meeting Galera Stockholder Vote;

K. WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Galera’s willingness to enter into this Agreement, the officers, directors and stockholders (together with their Affiliates) of Obsidian set forth on Section A of the Obsidian Disclosure Schedule (solely in their capacity as stockholders of Obsidian) are executing support agreements in favor of Galera in substantially the form attached hereto as Exhibit B (the “Obsidian Stockholder Support Agreements”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Obsidian Capital Stock in favor of this Agreement;

L. WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Galera’s willingness to enter into this Agreement, the officers and directors of Obsidian set forth on Section C of the Obsidian Disclosure Schedule are executing lock-up agreements in substantially the form attached hereto as Exhibit C (collectively, the “Obsidian Lock-Up Agreements”);

M. WHEREAS, it is expected that promptly after the Registration Statement is declared effective under the Securities Act, the stockholders of Obsidian sufficient to adopt and approve this Agreement and the Mergers as required under Delaware Law and Obsidian’s Organizational Documents will execute and deliver an action by written consent in order to obtain the Required Obsidian Stockholder Approval in substantially the form attached hereto as Exhibit D (each, a “Obsidian Stockholder Written Consent” and collectively, the “Obsidian Stockholder Written Consents”);

N. WHEREAS, it is expected that, prior to the consummation of the Contemplated Transactions, the Galera stockholders shall be requested to approve an amendment to Galera’s Organizational Documents permitting its stockholders to act by written consent, and, if such approval is granted (the “Annual Meeting Galera Stockholder Vote”), promptly after the Registration Statement is declared effective under the Securities Act, the stockholders of Galera sufficient to adopt and approve this Agreement and the Mergers as required under Delaware Law and Galera’s Organizational Documents will, subject to receipt of stockholder approval, execute and deliver an action by written consent in order to obtain the Required Galera Stockholder Approval in substantially the form attached hereto as Exhibit E (each, a “Galera Stockholder Written Consent” and collectively, the “Galera Stockholder Written Consents”);

O. WHEREAS, concurrently with the execution and delivery of this Agreement, certain investors have executed a Securities Purchase Agreement by and among Galera, Parent and the Persons named therein (representing an aggregate commitment no less than the Concurrent PIPE Financing Amount), pursuant to which such Persons will have agreed to purchase the number of shares of Galera Series C Preferred Stock set forth therein immediately prior to the Galera Effective Time in connection with the Concurrent PIPE Financing in substantially the form attached hereto as Exhibit F (the “Securities Purchase Agreement”); and

P. WHEREAS, each of the parties hereto intends that, for United States federal income tax purposes, the Mergers will qualify as (i) a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations, with respect to which each of Obsidian, Obsidian Merger Sub, Galera, Galera Merger Sub and Parent are a “party to a reorganization” under Section 368(b) of the Code, and this Agreement is intended to constitute a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Section 368 of the Code and Treasury Regulations Section 1.368-2(g) or (ii) a tax-deferred exchange governed by Section 351(a) of the Code (the “Intended Tax Treatment”).

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATIVE PROVISIONS

1.1 Definitions.

For purposes of this Agreement (including this Section 1.1):

“2026 Equity Incentive Plan” shall mean an equity incentive plan of Parent in form and substance as agreed to by Obsidian and Galera (such agreement not to be unreasonably withheld, conditioned or delayed by either Party), reserving for issuance a number of shares of Parent Common Stock to be mutually agreed upon by Obsidian and Galera (such agreement not to be unreasonably withheld, conditioned or delayed by either Party).

“2026 ESPP” shall mean an “employee stock purchase plan” of Parent in form and substance as agreed to by Obsidian and Galera (such agreement not to be unreasonably withheld, conditioned or delayed by either Party), reserving for issuance a number of shares of Parent Common Stock to be mutually agreed upon to by Obsidian and Galera (such agreement not to be unreasonably withheld, conditioned or delayed by either Party).

“2026 Plans” shall mean both the 2026 ESPP and the 2026 Equity Incentive Plan.

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement, except such confidentiality agreement need not contain any standstill, non-solicitation or no hire provisions.

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Obsidian, on the one hand, or Galera, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal, other than, as applicable, with respect to the Concurrent PIPE Financing, a Permitted Galera Bridge Financing or a Permitted Obsidian Bridge Financing.

“Acquisition Proposal” means, with respect to any party hereto, any proposal or offer from any Person (other than the other party or any of its Representatives) providing for an Acquisition Transaction (in each case other than in connection with a Permitted Galera Bridge Financing, a Permitted Obsidian Bridge Financing, the Concurrent PIPE Financing, or the exercise or repurchase of existing equity interests).

“Acquisition Transaction” means any transaction or series of related transactions involving (other than, as applicable, conversion of the Galera Series B Preferred Stock and the Concurrent PIPE Financing):

(i)

any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a party is a constituent entity, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a party or any of its Subsidiaries or (iii) in which a party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its Subsidiaries; or

(ii)

any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a party and its Subsidiaries, taken as a whole.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Business Day” means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“Cash and Cash Equivalents” means all (i) cash and cash equivalents and (ii) marketable securities, in each case determined in accordance with GAAP.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.

“Concurrent PIPE Financing” means the issuance and sale of shares of Galera Series C Preferred Stock in a private placement to be consummated immediately prior to the Galera Effective Time pursuant to the Securities Purchase Agreement.

“Concurrent PIPE Financing Amount” means $350,000,000; provided, however, that if any Permitted Obsidian Bridge Financing is consummated prior to the Closing, the Concurrent PIPE Financing Amount shall be reduced, on a dollar-for-dollar basis, by the aggregate principal amount of all Permitted Obsidian Bridge Financing Agreements as of immediately prior to the Galera Effective Time (the “Aggregate Obsidian Bridge Amount”).

“Confidentiality Agreement” means the Nondisclosure Agreement, dated as of March 6, 2026, by and between Obsidian and Galera.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Mergers and the other transactions contemplated by this Agreement, including the CVR Agreement and the Concurrent PIPE Financing.

“Contract” means, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Effect” means any effect, change, event, circumstance, or development.

“Employee Plan” means (i) each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA; (ii) any other plan, program, policy, agreement or arrangement providing for stock options, stock purchases, restricted stock, restricted stock units, phantom equity, other equity or equity-based incentives, bonuses, commissions, severance, retention, deferred compensation, change in control, transaction, supplemental income, vacation, retirement, pension, profit-sharing, post-retirement health and welfare, disability, fringe benefit, sick, vacation or paid time-off, life insurance, perquisites, medical, dental, vision, employee assistance, health savings accounts, flexible spending accounts, Section 125 “cafeteria”, or similar benefits; and (iii) all other plans, programs, policies, agreements or arrangements (whether written or unwritten) providing compensation or benefits to any current or former employee, officer, director, individual independent contractor and other non-employee service provider.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any nonprofit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Entity, any other Person that would be treated as a single employer with such Entity, part of the same “controlled group” as such Entity or under common control with such Entity under Sections 414(b),(c),(m) or (o) of the Code or 4001(b)(1) of ERISA, as applicable.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means United States generally accepted accounting principles.

“Galera Associate” means any current or former employee, officer, director, independent contractor or other non-employee service provider of Galera or any of its Subsidiaries.

“Galera Balance Sheet” means the audited balance sheet of Galera for the years ended December 31, 2024 and December 31, 2025.

“Galera Capitalization Representations” means the representations and warranties of Galera set forth in Sections 4.6(a) and 4.6(d).

“Galera Contract” means any Contract: (i) to which Galera is a party, (ii) by which Galera or any Galera IP Rights or any other asset of Galera is or may become bound or under which Galera has, or may become subject to, any obligation or (iii) under which Galera has or may acquire any right or interest.

“Galera Covered Person” means, with respect to Galera as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

“Galera Employee Plan” means any Employee Plan that Galera or any of its Subsidiaries (i) sponsors, maintains, administers, or contributes to, or (ii) provides benefits under or through, or (iii) has any obligation to contribute to or provide benefits under or through, or (iv) may reasonably be expected to have any Liability with respect to (including on account of an ERISA Affiliate), or (v) utilizes to provide benefits to or otherwise cover any Galera Associate.

“Galera Equity Plans” means the Galera 2012 Equity Incentive Plan, as amended from time to time and the Galera 2019 Incentive Award Plan, as amended from time to time.

“Galera ESPP” means the Galera 2019 Employee Stock Purchase Plan, as amended from time to time.

“Galera Exchange Ratio” means the quotient (rounded to four decimal places) obtained by dividing (i) the number of Galera Merger Shares by (ii) the number of Galera Outstanding Shares.

“Galera Exchangeable Warrants” means those certain warrants to purchase stock, dated as of February 17, 2023, by and between Galera and the holders party thereto.

“Galera Fundamental Representations” means the representations and warranties of Galera set forth in Sections 4.1(a), 4.1(b), 4.2, 4.3, 4.4, 4.17 and 4.22.

“Galera IP Rights” means all Intellectual Property rights that are (i) owned or purported to be owned, whether wholly or jointly with others, or controlled by Galera or any of its Subsidiaries (“Galera Owned IP Rights”), or (ii) licensed or sublicensed to Galera or any of its Subsidiaries (“Galera Licensed IP Rights”).

“Galera IP Rights Agreement” means any Contract governing, related or pertaining to any Galera IP Rights other than any confidential information provided under confidentiality agreements.

“Galera ITM Option” means each Galera Option that is outstanding as of immediately prior to the Galera Effective Time with a per share exercise price less than the closing trading price of a share of Galera Common Stock on the last full trading day on which the Galera Common Stock is traded prior to the date on which the Galera Effective Time occurs.

“Galera Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Galera Material Adverse Effect, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of Galera or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following, alone or in combination, shall not be taken into account in determining whether there has been a Galera Material Adverse Effect: (i) the announcement of this Agreement, the pendency or the consummation of the Contemplated Transactions, including any adverse change in customer, supplier, governmental, landlord, employee or similar relationships resulting therefrom or with respect thereto (other than, in the case of this clause (i), for purposes of Section 1.1(a), Section 6.4, or Section 6.5), (ii) the taking of any action, or the failure to take any action, by Galera that is expressly required under the terms of this Agreement, (iii) any natural disaster or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (iv) any change in, or any compliance with, GAAP or applicable Law or the interpretation thereof (provided that, this clause (iv) does not exclude any Effect resulting from any underlying noncompliance with GAAP or applicable Law), (v) general economic, financial and capital markets, political conditions or conditions, including any instability in the banking sector, including the failure or placement into receivership of any financial institution, in each case generally affecting the industries in which Galera and its Subsidiaries operate, (vi) any change in the stock price or trading volume of Galera Common Stock, (vii) any change in the cash position of Galera and its Subsidiaries which results from operations in the Ordinary Course of Business, or (viii) any failure of Galera to meet any projections, business plans or forecasts (provided that, this clause (x) shall not prevent a determination that any change or effect underlying such failure to meet projections, business plans or forecasts has resulted in a Galera Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Galera Material Adverse Effect)); except in each case with respect to clauses (iii), (iv) and (v), to the extent disproportionately affecting Galera and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Galera and its Subsidiaries operate.

“Galera Net Cash” means without duplication, and in the case of any deductions, to the extent unpaid by Galera or any of its Subsidiaries immediately prior to the Galera Effective Time, (i) Galera’s Cash and Cash Equivalents determined, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Galera Balance Sheet, plus (ii) any receivables paid or payable with respect to the period ending immediately prior to the Galera Effective Time; minus (iii) fees and expenses of Galera incurred in connection with the Mergers and the CVR Agreement, including for the avoidance of doubt, Transaction Expenses of Galera to the extent unpaid as of the Closing, minus (iv) any and all Liabilities of Galera (A) to any Galera Associate for change in control or transaction bonuses, retention bonuses, severance or similar compensatory payments or benefits that are due and payable as a result of the completion of the Contemplated Transactions (in each case, including the employer portion of any payroll or similar Taxes payable with respect thereto), (B) with respect to defined contribution Liabilities post-retirement health and welfare benefit, accrued but unpaid bonuses, severance and vacation or paid time off (in each case, including the employer portion of any payroll or similar Taxes payable with respect thereto), (C) with respect to accounts payable, accruals and other current liabilities, (D) with respect to contractual commitments for future payments, whether absolute, contingent or otherwise, in connection with the termination of the Galera Real Estate Leases and (E) with respect to contractual commitments for future payments, whether absolute, contingent or otherwise, in connection with the termination of any Intellectual Property licensing agreements, less the amounts of any applicable deposits, plus (v) all prepaid expenses set forth on Section 1.1(a)(i) of the Galera Disclosure Schedule, minus (vi) the aggregate costs for obtaining the D&O tail insurance policy under Section 7.6(d), minus (vii) the mutually agreed estimated settlement amounts for any Transaction Litigation existing as of the Closing, provided that in no event shall such amounts to be deducted from “Galera Net Cash” exceed $500,000 in the aggregate, minus (viii) 50% of all fees and expenses incurred by Obsidian associated with the filing, printing and mailing of the Registration Statement and the Galera Information Statement, financial printer and EDGARization expenses associated with SEC filings relating to the Contemplated Transactions and other SEC filing and registration fees (excluding any fees and expenses of legal counsel, financial advisors and accountants), to the extent all such fees are paid by Obsidian, plus (ix) 50% of all fees and expenses incurred by Galera associated with the filing, printing and mailing of the Registration Statement and the Galera Information Statement and other EDGARization expenses associated with SEC filings relating to the Contemplated Transactions (excluding any fees and expenses of legal counsel, financial advisors and accountants), to the extent all such fees are paid by Galera, and plus (x) all Nasdaq fees associated with the Nasdaq Listing Application, to the extent all such fees are paid by Galera. For avoidance of doubt, (1) the Cash and Cash Equivalents received in the Concurrent PIPE Financing will be excluded from the calculation of Galera Net Cash, (2) (3) to the extent Galera has agreed that any amounts in the definition of Galera Net Cash shall be borne by a third party, including pursuant to existing Contractual arrangements, such amounts shall not be deducted from the calculation of Galera Net Cash, and (4) any Permitted Galera Bridge Financing shall not cause the Galera Net Cash to exceed $1,800,000.

“Galera Option” means each option to purchase shares of Galera Common Stock granted by Galera, including, without limitation, under the Galera Equity Plans, but, for the avoidance of doubt, excluding the Galera ESPP.

“Galera Outstanding Shares” means, subject to Section 2.6(i), the total number of shares of Galera Common Stock outstanding immediately prior to the Galera Effective Time expressed on a fully-diluted basis (after giving effect to the Galera Preferred Stock Conversion (subject to the proviso at the end of this definition) and the Galera Pre-Funded Warrant Exercise) and assuming, without limitation or duplication, (A) the issuance of shares of Galera Common Stock as a result of the next exercise of all Galera ITM Options immediately prior to the Galera Effective Time, (B) the issuance of shares of Galera Common Stock in respect of Galera Exchangeable Warrants that will be outstanding as of immediately prior to the Galera Effective Time and (C) the exclusion of shares of Galera Common Stock held by Galera as treasury stock or owned by Obsidian or any of its Subsidiaries or any Subsidiary of Galera immediately prior to the Galera Effective Time; provided, that such shares of Galera Common Stock shall be increased by the amount of shares of Galera Common Stock issued or underlying any securities of Galera issued in any Permitted Galera Bridge Financing; provided, however, that any shares of Galera Common Stock issued as a result of the conversion of Galera Series C Preferred Stock issued in the Concurrent PIPE Financing will not be included for the purpose of calculating the number of Galera Outstanding Shares.

“Galera Pre-Funded Warrants” means those certain pre-funded common stock purchase warrants, by and between Galera and the holders party thereto.

“Galera Preferred Stock” means, collectively, the Galera Series A Preferred Stock, Galera Series B Preferred Stock and the Galera Series C Preferred Stock.

“Galera Registered IP” means all Galera IP Rights that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all Patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Galera Reverse Stock Split” means, subject to the approval by the Galera stockholders of an amendment to the Organizational Documents of the Galera authorizing the same, a reverse stock split of Galera Common Stock with a split ratio between 1:75 and 1:125 (the “Galera Reverse Stock Split Proposal”) as may be effected by Galera upon a determination by the Galera Board no later than ten (10) calendar days following the Annual Meeting of the Stockholders of Galera; provided, that, if Galera submits the Galera Reverse Stock Split Proposal at a Galera Stockholder Meeting in accordance to Section 7.14, such reverse stock split shall be effected no later than ten (10) calendar days following the Galera Stockholder Meeting.

“Galera Series A Preferred Stock” means Galera’s junior participating preferred stock, par value $0.001 per share, with the rights, preferences, powers and privileges thereof specified in the Galera Organizational Documents.

“Galera Series B Preferred Stock” means Galera’s non-voting convertible preferred stock, par value $0.001 per share, with the rights, preferences, powers and privileges specified in the Galera Organizational Documents.

“Galera Series C Preferred Stock” means Galera’s non-voting convertible preferred stock, par value $0.001 per share, to be issued to the purchasers in the Concurrent PIPE Financing, with the rights, preferences, powers and privileges thereof to be specified in certificate of designation of preferences, rights and limitations to be filed with the Secretary of State of the State of Delaware in accordance with Delaware Law.

“Galera Terminable Warrants” means those certain warrants to purchase common stock, dated as of May 11, 2020, by and between Galera and the holders party thereto.

“Galera Triggering Event” shall be deemed to have occurred if: (i) Galera shall have failed to include in the Galera Information Statement the Galera Board Recommendation, (ii) the Galera Board or any committee thereof shall have made a Galera Board Adverse Recommendation Change or approved, endorsed or recommended any Acquisition Proposal (other than with Obsidian), (iii) Galera shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to Section 6.5) or (iv) the Galera Board or any committee thereof shall have failed to recommend against any Acquisition Proposal that is a tender offer or exchange offer within 10 Business Days after the commencement thereof.

“Galera Warrants” means, collectively, the Galera Exchangeable Warrants, the Galera Pre-Funded Warrants and the Galera Terminable Warrants.

“Governmental Authority” means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (ii) federal, state, local, municipal, foreign, supra-national or other government or institution, (iii) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority) or (iv) self-regulatory organization (including Nasdaq).

“Governmental Authorization” means any: permit, license, certificate, franchise, permission, variance, exception, order, approval, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“Intellectual Property” means any and all intellectual property and similar proprietary rights of any kind or nature, whether protected, created or arising under any Law, throughout the world, including any and all state, United States, international and/or foreign or other territorial or regional rights in, arising out of or associated with any of the following: (i) United States, foreign and international patents, patent applications, including all provisional applications, non-provisional applications, substitutions, divisionals, continuations, continuations-in-part, reissues, renewals, extensions, supplementary protection certificates, reexaminations, term extensions, confirmations, certificates of invention and the equivalents of any of the foregoing, statutory invention registrations, invention disclosures and inventions (collectively, “Patents”), (ii) trademarks, service marks, trade names, domain names, corporate names, brand names, URLs or other names and locators associated with the internet, trade dress, logos and other source identifiers, including registrations and applications for registration thereof and goodwill associated therewith and symbolized thereby, (iii) works of authorship (whether or not copyrightable) and all copyrights, copyrightable works, derivative works, including registrations and applications for registration thereof, and all renewals, extensions, restorations or reversions of the foregoing, including all rights of authorship, use, publication, publicity, reproduction, distribution, income, performance and transformation, (iv) software, including all source code, object code, firmware, development tools files, records and data, all media on which any of the foregoing is recorded, and all related documentation, (v) all inventions, invention disclosures, improvements, formulae, customer lists, trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common Law), know-how

(including recipes, specifications, formulae, manufacturing and other processes, operating procedures, methods, techniques and all research and development information), technology, technical data, databases, data collections, confidential information and other proprietary rights and intellectual property, whether patentable or not, and all documentation relating to any of the foregoing, (vi) registrations, applications, extensions, restorations and renewals of any of the foregoing in any jurisdiction, (vii) all United States and foreign rights arising under or associated with any of the foregoing, (viii) all rights to sue or recover and retain damages and costs and attorneys’ fees for the past, present or future infringement, dilution, misappropriation, or other violation of any of the foregoing anywhere in the world and (ix) all other rights similar or pertaining to, or tangible embodiments of, any of the foregoing in any country worldwide.

“IRS” means the United States Internal Revenue Service.

“Key Employee” means, with respect to any Person, (i) an executive officer of such Person; and (ii) any employee of such Person, that reports directly to the chief executive officer of such Person.

“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities. Any Person that is an Entity shall have Knowledge if any executive officer or director of such Person as of the date such knowledge is imputed has or should reasonably be expected to have Knowledge of such fact or other matter. With respect to any matters relating to Intellectual Property, such awareness or reasonable expectation to have knowledge does not require any such individual to conduct or have conducted or obtain or have obtained any freedom to operate opinions of counsel or any Intellectual Property rights clearance searches.

“Law” means any federal, state, national, supra-national, foreign, local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Merger Shares” means the sum determined by adding (i) the Obsidian Merger Shares plus (ii) the Galera Merger Shares, plus the Concurrent PIPE Financing Merger Shares, in which:

(i)	“Aggregate Valuation” means the sum of (A) the Obsidian Equity Value, plus (B) the Galera Valuation, plus (C) the Concurrent PIPE Financing Proceeds.

(ii)	“Concurrent PIPE Financing Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (i) the Concurrent PIPE Financing Proceeds by (ii) the Aggregate Valuation.

(iii)	“Concurrent PIPE Financing Merger Shares” means, the product determined by multiplying (i) the Post-Closing Parent Shares by (ii) the Concurrent PIPE Financing Allocation Percentage.

(iv)

“Concurrent PIPE Financing Proceeds” means the proceeds resulting from the Concurrent PIPE Financing, provided, however, that such proceeds shall be reduced on a dollar-for-dollar basis to the extent actually paid in any Permitted Obsidian Bridge Financing.

(v)	“Galera Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (A) the Galera Valuation by (B) the Aggregate Valuation.

(vi)	“Galera Equity Value” means $13,800,000.

(vii)	“Galera Merger Shares” the product determined by multiplying (i) the Post-Closing Parent Shares by (ii) the Galera Allocation Percentage.

(viii)	“Galera Target Net Cash” means $1,800,000.

(ix)

“Galera Valuation” means the Galera Equity Value; provided, that if the Final Galera Net Cash is above or below the Galera Target Net Cash, then the Galera Valuation will be adjusted (up or down, as applicable) on a dollar-for-dollar basis by the difference of (i) the Final Galera Net Cash and (ii) the Galera Target Net Cash; provided, further, that in no event shall any Permitted Galera Bridge Financing cause the Final Galera Net Cash to be greater than $1,800,000.

(x)	“Obsidian Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (A) the Obsidian Equity Value by (B) the Aggregate Valuation.

(xi)	“Obsidian Equity Value” means $413,500,000.

(xii)	“Obsidian Merger Shares” means the product determined by multiplying (i) the Post-Closing Parent Shares by (ii) the Obsidian Allocation Percentage.

(xiii)

“Post-Closing Parent Shares” mean the total number of shares of Parent Common Stock outstanding immediately after the Obsidian Effective Time and the Galera Effective Time expressed on a fully-diluted basis, subject to the assumptions set forth on Section 1.1(a)(ii) of the Obsidian Disclosure Schedule.

For the avoidance of doubt, the Concurrent PIPE Financing Proceeds shall not be included in the calculation or determination of the Galera Valuation or any component thereof. Set forth on Section 1.1(a)(ii) on the Obsidian Disclosure Schedule is an illustrative example of the calculation of the Merger Shares.

“Multiemployer Plan” means a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA.

“Multiple Employer Plan” means a “multiple employer plan” as described in Section 413(c) of ERISA.

“Multiple Employer Welfare Arrangement” means a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

“Nasdaq” means The Nasdaq Stock Market, which, for the avoidance of doubt, does not include the OTC Market Group, Inc.

“Obsidian Associate” means any current or former employee, officer, director, independent contractor or other non-employee service provider of Obsidian or any of its Subsidiaries.

“Obsidian Balance Sheet” means the audited balance sheet of Obsidian for the years ended December 31, 2024 and December 31, 2025.

“Obsidian Capital Stock” means Obsidian Common Stock and Obsidian Preferred Stock.

“Obsidian Capitalization Representations” means the representations and warranties of Obsidian set forth in Sections 3.6(a) and 3.6(d).

“Obsidian Common Stock” means the common stock, $0.0001 par value per share, of Obsidian.

“Obsidian Contract” means any Contract: (i) to which Obsidian or any of its Subsidiaries is a Party, (ii) by which Obsidian or any of its Subsidiaries, or any Obsidian IP Rights or any other asset of Obsidian, is or may become bound or under which Obsidian or any of its Subsidiaries has, or may become subject to, any obligation or (iii) under which Obsidian or any of its Subsidiaries has or may acquire any right or interest.

“Obsidian Convertible Notes” means any cash convertible notes as may be issued in connection with the Permitted Obsidian Bridge Financing.

“Obsidian Employee Plan” means any Employee Plan that Obsidian or any of its Subsidiaries (i) sponsors, maintains, administers, or contributes to, or (ii) provides benefits under or through, or (iii) has any obligation to contribute to or provide benefits under or through, or (iv) may reasonably be expected to have any Liability with respect to (including on account of an ERISA Affiliate), or (v) utilizes to provide benefits to or otherwise cover any Obsidian Associate (or their spouses, dependents, or beneficiaries).

“Obsidian Equity Plan” means the Obsidian 2016 Stock Option Plan and Grant Plan, as amended from time to time.

“Obsidian Exchange Ratio” means the quotient (rounded to four decimal places) obtained by dividing (i) the number of Obsidian Merger Shares by (ii) the number of Obsidian Outstanding Shares.

“Obsidian Fundamental Representations” means the representations and warranties of Obsidian set forth in Sections 3.1(a), 3.1(b), 3.2, 3.3, 3.4, 3.16 and 3.20.

“Obsidian IP Rights” means all Intellectual Property rights that are (i) owned or purported to be owned, whether wholly or jointly with others, or controlled by Obsidian or any of its Subsidiaries (“Obsidian Owned IP Rights”), or (ii) licensed or sublicensed by Obsidian or any of its Subsidiaries (“Obsidian Licensed IP Rights”).

“Obsidian IP Rights Agreement” means any Contract governing, related to or pertaining to any Obsidian IP Rights other than any confidential information provided under confidentiality agreements.

“Obsidian Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of an Obsidian Material Adverse Effect, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of Obsidian or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following, alone or in combination, shall not be taken into account in determining whether there has been an Obsidian Material Adverse Effect: (i) the announcement of this Agreement, the pendency or the consummation of the Contemplated Transactions, including any adverse change in customer, supplier, governmental, landlord, employee or similar relationships resulting therefrom or with respect thereto, (ii) the taking of any action, or the failure to take any action, by Obsidian that is expressly required to be taken or not taken under the terms and conditions of this Agreement, (iii) any natural disaster or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (iv) any change in, or any compliance with GAAP or applicable Law or the interpretation thereof (provided that, this clause (iv) does not exclude any Effect resulting from any underlying noncompliance with GAAP or applicable Law), (v) general economic, financial and capital markets, political conditions or conditions, including any instability in the banking sector, including the failure or placement into receivership of any financial institution, in each case generally affecting the industries in which Obsidian and its Subsidiaries operate or any changes in the conditions thereof, (vi) any change in the cash position of Obsidian and its Subsidiaries which results from operations in the Ordinary Course of Business, or (vii) any failure of Obsidian to meet any projections, business plans or forecasts (provided that, this clause (vii) shall not prevent a determination that any change or effect underlying such failure to meet projections, business plans or forecasts has resulted in an Obsidian Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Obsidian Material Adverse Effect)); except in each case with respect to clauses (iii), (iv) and (v), to the extent disproportionately affecting Obsidian and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Obsidian and its Subsidiaries operate.

“Obsidian Option” means each option to purchase shares of Obsidian Common Stock granted by Obsidian including, without limitation, under the Obsidian Equity Plan.

“Obsidian Outstanding Shares” means, the total number of shares of Obsidian Common Stock outstanding immediately prior to the Obsidian Effective Time (after giving effect to the Obsidian Preferred Stock Conversion and the conversion of the Obsidian Convertible Notes) expressed on a fully-diluted and as-converted to Obsidian Common Stock on a “treasury method” basis and assuming, without limitation or duplication, the issuance of all shares of Obsidian Common Stock that would be issued assuming the acceleration and exercise and conversion of all Obsidian Options outstanding as of immediately prior to the Obsidian Effective Time (including shares of Obsidian Common Stock underlying Obsidian Options that will not be accelerated or exercised immediately prior to the Obsidian Effective Time) and the issuance of shares of Obsidian Common Stock that would be issued assuming the exercise of the Banc of California, Inc. Warrant of immediately prior to the Obsidian Effective Time; provided, that such shares of Obsidian Common Stock shall be increased by the amount of shares of Obsidian Common Stock underlying any Obsidian Convertible Notes issued in any Permitted Obsidian Bridge Financing.

“Obsidian Preferred Stock” means, collectively, the Obsidian Series A-1 Preferred Stock, Obsidian Series A-2 Preferred Stock, Obsidian Series A-3 Preferred Stock, Obsidian Series B Preferred Stock and Obsidian Series C Preferred Stock.

“Obsidian Registered IP” means all Obsidian IP Rights that are registered, filed, issued or otherwise granted under the authority of, with or by any Governmental Authority, including all Patents, registered copyrights and registered trademarks and all applications and registrations for any of the foregoing.

“Obsidian Series A-1 Preferred Stock” means the preferred stock, $0.0001 par value per share, of Obsidian, designated as Series A-1 Preferred Stock.

“Obsidian Series A-2 Preferred Stock” means the preferred stock, $0.0001 par value per share, of Obsidian, designated as Series A-2 Preferred Stock.

“Obsidian Series A-3 Preferred Stock” means the preferred stock, $0.0001 par value per share, of Obsidian, designated as Series A-3 Preferred Stock.

“Obsidian Series B Preferred Stock” means the preferred stock, $0.0001 par value per share, of Obsidian, designated as Series B Preferred Stock.

“Obsidian Series C Preferred Stock” means the preferred stock, $0.0001 par value per share, of Obsidian, designated as Series C Preferred Stock.

“Obsidian Triggering Event” shall be deemed to have occurred if: (i) Obsidian Board or any committee thereof shall have approved, endorsed or recommended any Acquisition Proposal or (ii) Obsidian shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement).

“Order” means any judgment, order, writ, injunction, ruling, decision or decree of (that is binding on a Party), or any plea agreement, corporate integrity agreement, resolution agreement, or deferred prosecution agreement with, or any settlement under the jurisdiction of, any court or Governmental Authority.

“Ordinary Course of Business” means, in the case of each of Obsidian and Galera, such actions taken in the ordinary course of its normal operations and consistent with its past practices.

“Organizational Documents” means, with respect to any Person (other than an individual), (i) the certificate or articles of association, formation, incorporation or organization or limited partnership, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (ii) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Parent Common Stock” means the common stock, $0.001 par value per share, of Parent.

“Party” or “Parties” means Obsidian, Obsidian Merger Sub, Galera, Galera Merger Sub and Parent.

“Permitted Galera Bridge Financing” means a financing of an amount of up to $1,800,000 to fund Galera’s operations during the Pre-Closing Period.

“Permitted Galera Bridge Financing Agreement” means a Contract executed by Galera pursuant to which the counterparty has agreed to provide financing to Galera during the Pre-Closing Period to provide for the Permitted Galera Bridge Financing.

“Permitted Obsidian Bridge Financing” means a financing to fund Obsidian’s operations during the Pre-Closing Period to be provided by Obsidian’s stockholders.

“Permitted Obsidian Bridge Financing Agreement” means a Contract executed by Obsidian pursuant to which the counterparty has agreed to purchase for cash convertible notes during the Pre-Closing Period to provide for the Permitted Obsidian Bridge Financing.

“Permitted Encumbrance” means (i) any statutory liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Obsidian Balance Sheet or the Galera Balance Sheet, as applicable, in accordance with GAAP, (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Obsidian or Galera, as applicable, (iii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (iv) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law, (v) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies,(vi) liens arising under applicable securities Law, and (vii) non-exclusive licenses of Intellectual Property granted by Galera or Obsidian, as applicable, in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the Intellectual Property Rights subject thereto.

“Person” means any individual, Entity or Governmental Authority.

“Personal Information” means (i) data and information concerning an identifiable natural person, or (ii) any information that is regulated or protected by one or more Privacy Laws.

“Privacy Laws” mean Laws relating to privacy, security and/or collection, use or other processing of Personal Information.

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Specified Stockholders” means the Galera stockholders party to the Galera Stockholder Support Agreements.

“Subsidiary” means, with respect to a Person, an Entity of which more than 50% of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (i) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement and (ii) is on terms and conditions that the Obsidian Board or the Galera Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms and any termination or break-up fees and conditions to consummation thereof), as well as any written offer by the other Party to this Agreement to amend the terms of this Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to Obsidian’s stockholders or Galera’s stockholders, as applicable, than the terms of the Contemplated Transactions and is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party).

“Tax” means (i) any U.S. federal, state or local or non-U.S. tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, imputed underpayment amount, payroll tax, customs duty, escheat, unclaimed property, alternative or add-on minimum or other tax or similar charge (whether imposed directly or through withholding and whether or not disputed), and including any fine, penalty, addition to tax, interest or additional amount imposed by a Governmental Authority with respect thereto (or attributable to the nonpayment thereof) and (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee or successor liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, pursuant to a Contract, through operation of Law or otherwise.

“Tax Return” means any return (including any information return), report, statement, declaration, claim or refund, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed or required to be filed with any Governmental Authority (or provided to a payee) in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Transaction Expenses” means, with respect to Galera, the aggregate amount (without duplication) of all costs, fees, Taxes and expenses incurred by Galera and its Subsidiaries, or for which Galera and any of its Subsidiaries are or may become liable in connection with the Mergers and the CVR Agreement and the negotiation, preparation and execution of this Agreement or any other agreement, document, instrument, filing, certificate, schedule, exhibit, letter or other document prepared or executed in connection with the Mergers and the CVR Agreement, including (i) any fees and expenses of legal counsel, accountants, payable to financial advisors, investment bankers, brokers, consultants, tax advisors, transfer agents, proxy solicitor and other advisors of Galera; (ii) the CVR Fees (to the extent actually accrued as of the Galera Effective Time); and (iii) any Taxes actually incurred by Galera with respect to the payment of any other item listed in this definition of Transaction Expenses; provided, however, that Transaction Expenses shall specifically exclude (A) any fees and expenses in respect of the Concurrent PIPE Financing, and (B) all Nasdaq fees associated with the Nasdaq Listing Application, in each case of clauses (A) and (B) which shall be payable Obsidian and its Subsidiaries.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar law.

(i)	Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accounting Firm	2.11(e)
Agreement	Preamble
Allocation Certificate	7.13
Annual Meeting Galera Stockholder Vote	Recitals
Anticipated Closing Date	2.11(a)
Assumed Obsidian Option	2.5(g)
Cash Determination Time	2.11(a)
Capitalization Date	4.6(a)
Closing	2.3
Closing Date	2.3
Code	Recitals
Costs	7.6(a)
Current Offering Period	6.9
CVR	2.6(i)
CVR Agreement	2.6(i)
D&O Indemnified Parties	7.6(a)
D&O tail policy	7.6(d)
Delivery Date	2.11(a)
Dispute Notice	2.11(b)
Disqualifying Event	4.23
Dissenting Shares	2.14
Drug Regulatory Agency	3.14(a)
Exchange Agent	2.9(a)
FDA	3.14(a)
FDCA	3.14(a)
Final Galera Net Cash	2.11(c)
Form S-4	7.1(a)
Galera	Preamble
Galera 401(k) Plan	7.18
Galera Authorized Common Stock Increase	4.6(a)
Galera Board	Recitals
Galera Board Adverse Recommendation Change	7.3(b)
Galera Board Recommendation	7.3(b)
Galera Certificate of Merger	2.2
Galera Certifications	4.7(a)
Galera Closing Certificate	8.2(d)
Galera Common Stock	4.6(a)
Galera Contingent Worker	4.18(b)
Galera Disclosure Schedule	Article IV
Galera Effective Time	2.2
Galera Information Statement	7.1(a)
Galera Intervening Event	7.3(c)
Galera IT Systems	4.24(b)
Galera Material Contract	4.13(a)
Galera Merger	Recitals
Galera Merger Sub	Preamble
Galera Merger Sub Board	Recitals

Term	Section
Galera Merger Surviving Corporation	2.2
Galera Net Cash Calculation	2.11(a)
Galera Net Cash Schedule	2.11(a)
Galera Notice Period	7.3(c)
Galera Owned IP Rights	4.12(e)
Galera Permits	4.15(b)
Galera Pre-Funded Warrant Exercise	2.6(a)
Galera Preferred Stock Conversion	2.6(b)
Galera Privacy Policies	4.24(a)
Galera Product Candidates	4.15(d)
Galera Regulatory Permits	4.15(d)
Galera Real Estate Leases	4.11
Galera SEC Documents	4.7(a)
Galera Stockholder Matters	Recitals
Galera Stockholder Support Agreement	Recitals
Galera Stockholder Written Consents	Recitals
Galera Termination Fee	10.3(b)
Intended Tax Treatment	Recitals
Liability	3.9
Mergers	Recitals
Nasdaq Listing Application	7.8
Net Galera Option Shares	2.6(i)
Obsidian	Preamble
Obsidian Board	Recitals
Obsidian Board Adverse Recommendation Change	7.2(b)
Obsidian Board Recommendation	7.2(b)
Obsidian Certificate of Merger	2.1
Obsidian Closing Certificate	8.3(d)
Obsidian Contingent Worker	3.17(b)
Obsidian Disclosure Schedule	Article III
Obsidian Effective Time	2.1
Obsidian Financial Statements	3.7(a)
Obsidian Intervening Event	7.2(c)
Obsidian IT Systems	3.22(b)
Obsidian Lock-Up Agreements	Recitals
Obsidian Material Contract	3.13(a)
Obsidian Merger	Recitals
Obsidian Merger Sub	Preamble
Obsidian Merger Sub Board	Recitals
Obsidian Merger Surviving Corporation	2.1
Obsidian Notice Period	7.2(c)
Obsidian Owned IP Rights	3.12(e)
Obsidian Permits	3.14(b)
Obsidian Preferred Stock Conversion	2.5(a)
Obsidian Product Candidates	3.14(d)
Obsidian Real Estate Leases	3.11
Obsidian Regulatory Permits	3.14(d)
Obsidian Stockholder Support Agreement	Recitals
Obsidian Stockholder Written Consents	Recitals

Term	Section
Obsidian Termination Fee	10.3(b)
Ordinary Course Agreement	3.16(f)
Outside Date	10.1(b)
Banc of California, Inc. Warrant	2.5(h)
Parent	Preamble
Parent Board	Recitals
PCAOB	3.7(e)
PCAOB Auditor	3.7(e)
Permitted Alternative Agreement	10.1(j)
PHSA	3.14(a)
Pre-Closing Distribution	2.6(i)
Pre-Closing Period	6.1(a)
Registration Statement	7.1(a)
Required Galera Stockholder Approval	4.4
Required Obsidian Stockholder Approval	3.4
Response Date	2.11(b)
Rights Agent	2.6(h)
Securities Purchase Agreement	Recitals
Stock Issuance	Recitals
Termination Fee	10.3(b)
Transaction Litigation	7.4(c)
Transaction Litigation Party	7.4(c)
Transfer Taxes	7.7(a)
Warrant Holder	2.5(h)
Withholding Agent	2.13

1.2 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections, Exhibits and Schedules are to Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement. The Parties agree that the Obsidian Disclosure Schedule or the Galera Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Article III or Article IV respectively. The disclosures in any section or subsection of the Obsidian Disclosure Schedule or the Galera Disclosure Schedule shall qualify other sections and subsections in Article III or Article IV respectively, to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The words “delivered” or “made available” mean, with respect to any documentation, that prior to 5:00 p.m. (New York City time) on the date that is the day prior to the date of this Agreement, a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party for the purposes of the Contemplated Transactions. The inclusion of any information in the Obsidian Disclosure Schedule or Galera Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgement, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in an Obsidian Material Adverse Effect or Galera Material Adverse Effect, as the case may be, or is outside the Ordinary Course of Business.

ARTICLE II

THE MERGER

2.1 The Obsidian Merger. Upon the terms and subject to the conditions set forth in this Agreement and subject to the applicable provisions of Delaware Law, at the Closing, Parent and Obsidian shall cause Obsidian Merger Sub to be merged with and into Obsidian, whereupon the separate existence of Obsidian Merger Sub shall cease and Obsidian shall continue as the surviving corporation of the Obsidian Merger and as a wholly owned Subsidiary of Parent (the “Obsidian Merger Surviving Corporation”). Parent and Obsidian shall cause the Obsidian Merger to be consummated and effective under Delaware Law by executing and filing with the Secretary of State of the State of Delaware a certificate of merger, satisfying the applicable requirements of Delaware Law in a form mutually agreed by Parent and Obsidian (the “Obsidian Certificate of Merger”). The Obsidian Merger shall become effective at the time of the filing of such Obsidian Certificate of Merger and the acceptance by the Secretary of State of the State of Delaware, or at such later time as may be specified in such Obsidian Certificate of Merger with the consent of Galera and Obsidian (the time as of which the Obsidian Merger becomes effective being referred to as the “Obsidian Effective Time”).

2.2 The Galera Merger. Immediately following the Obsidian Effective Time, upon the terms and subject to the conditions set forth in this Agreement and subject to the applicable provisions of Delaware Law, Parent and Galera shall cause Galera Merger Sub to be merged with and into Galera, whereupon the separate existence of Galera Merger Sub shall cease and Galera shall continue as the surviving corporation of the Galera Merger and as a wholly owned Subsidiary of Parent (the “Galera Merger Surviving Corporation”). Parent and Galera shall cause the Galera Merger to be consummated and effective under Delaware Law by executing and filing with the Secretary of State of the State of Delaware a certificate of merger, satisfying the applicable requirements of Delaware Law in a form mutually agreed by Galera and Obsidian (the “Galera Certificate of Merger”). The Galera Merger shall become effective at the time of the filing of such Galera Certificate of Merger and the acceptance by the Secretary of State of the State of Delaware, or at such later time as may be specified in such Galera Certificate of Merger with the consent of Galera and Obsidian (the time as of which the Mergers becomes effective being referred to as the “Galera Effective Time”).

2.3 Closing. Subject to the satisfaction or waiver of the conditions set forth in this Agreement, the consummation of the Mergers (the “Closing”) shall take place remotely via the electronic exchange of documents and signatures, (a) no later than the second Business Day after all the conditions precedent set forth in Article VII shall have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the Closing (provided such conditions would be so satisfied)) or (b) at such other time, date and place as the Parties may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date”.

2.4 Organizational Documents; Directors and Officers.

(a) At the Obsidian Effective Time:

(i) the certificate of incorporation of the Obsidian Merger Surviving Corporation shall be amended and restated at or prior to the Obsidian Effective Time as set forth in an exhibit to the Obsidian Certificate of Merger, and as so amended and restated shall be the certificate of incorporation of the Obsidian Merger Surviving Corporation until thereafter amended as provided by Delaware Law;

(ii) the bylaws of the Obsidian Merger Surviving Corporation shall be amended and restated to be identical to the bylaws of Obsidian Merger Sub as in effect immediately prior to the Obsidian Effective Time (with the name of Obsidian Therapeutics Sub, Inc. as the Obsidian Merger Surviving Corporation’s name) until thereafter amended in accordance with Delaware Law and as provided in Obsidian Merger Surviving Corporation’s Organizational Documents; and

(iii) the directors and officers of Obsidian Merger Surviving Corporation, each to hold office in accordance with the provisions of Delaware Law and Obsidian Merger Surviving Corporation’s Organizational shall be as set forth in Section 7.10(c).

(b) At the Galera Effective Time:

(i) the certificate of incorporation of the Galera Merger Surviving Corporation shall be amended and restated as set forth in an exhibit to the Galera Certificate of Merger, and as so amended and restated shall be the certificate of incorporation of the Galera Merger Surviving Corporation until thereafter amended as provided by Delaware Law;

(ii) the bylaws of the Galera Merger Surviving Corporation shall be amended and restated to be identical to the bylaws of Galera Merger Sub as in effect immediately prior to the Galera Effective Time (with the name of Galera Therapeutics, Inc. as the Galera Merger Surviving Corporation’s name) until thereafter amended in accordance with Delaware Law and as provided in Galera Merger Surviving Corporation’s Organizational Documents;

(iii) the directors and officers of Galera Merger Surviving Corporation, each to hold office in accordance with the provisions of Delaware Law and Galera Merger Surviving Corporation’s Organizational shall be as set forth in Section 7.10(b); and

(iv) Parent shall file one or more amendments to its certificate of incorporation to change the name of Parent to Obsidian Therapeutics, Inc.

(c) Following the Galera Effective Time, Parent shall further take all actions reasonably necessary so that the certificate of incorporation of Parent shall remain in effect, until thereafter amended as provided by Delaware Law, provided, however, that at or prior to the Galera Effective Time, Parent shall file one or more amendments to its certificate of incorporation to make such other changes as are agreeable to Obsidian.

2.5 Conversion of Shares of Obsidian.

(a) Immediately prior to the Obsidian Effective Time, all issued and outstanding Obsidian Preferred Stock shall be converted into Obsidian Common Stock in accordance with, and pursuant to the terms and conditions of, the Organizational Documents of Obsidian (the “Obsidian Preferred Stock Conversion”).

(b) At the Obsidian Effective Time (after giving effect to Obsidian Preferred Stock Conversion), by virtue of the Obsidian Merger and without any further action on the part of Obsidian, Parent, Obsidian Merger Sub, or any stockholder of Obsidian, subject to Section 2.5(d), the Obsidian Common Stock outstanding immediately prior to the Obsidian Effective Time shall be converted solely into the right to receive a number of shares of Parent Common Stock equal to the Obsidian Exchange Ratio.

(c) If any Obsidian Common Stock underlying any restricted stock award agreement or other similar agreement with Obsidian outstanding immediately prior to the Obsidian Effective Time is unvested or is subject to a repurchase option or a risk of forfeiture, then the shares of Parent Common Stock issued in exchange for such Obsidian Common Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture and other applicable terms and conditions, and such shares of Parent Common Stock shall accordingly be marked with appropriate legends. From and after the Closing, Parent shall be entitled to exercise any such repurchase option or other right set forth in any such restricted stock award agreement or other agreement without any further action by Obsidian, Parent, Obsidian Merger Sub or any holder of Obsidian Capital Stock.

(d) No fractional shares of Parent Common Stock shall be issued in connection with the Obsidian Merger, and no certificates or scrip for any such fractional shares shall be issued, with no cash being paid for any fractional share eliminated by such rounding. Any fractional shares of Parent Common Stock a holder of Obsidian Common Stock would otherwise be entitled to receive shall be aggregated together first prior to eliminating any remaining fractional share. Any remaining fractional share of Parent Common Stock will be rounded up to the nearest whole share.

(e) At the Obsidian Effective Time, by virtue of the Obsidian Merger and without any further action on the part of Obsidian, Parent, Obsidian Merger Sub, or any stockholder of Obsidian, each share of common stock, $0.001 par value per share, of Obsidian Merger Sub issued and outstanding immediately prior to the Obsidian Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Obsidian Merger Surviving Corporation. If applicable, each stock certificate of Obsidian Merger Sub evidencing ownership of any such shares shall, as of the Obsidian Effective Time, evidence ownership of such shares of common stock of the Obsidian Merger Surviving Corporation until presented for transfer or exchange.

(f) If, between the date of this Agreement and the Obsidian Effective Time, the outstanding Obsidian Common Stock or Parent Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change, Obsidian Merger Shares shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Obsidian Common Stock and Parent Common Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit Obsidian or Parent to take any action with respect to Obsidian Common Stock or Parent Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

(g) At the Obsidian Effective Time, each Obsidian Option outstanding and unexercised immediately prior to the Obsidian Effective Time shall automatically without any further action on the part of Obsidian, Parent, Obsidian Merger Sub, or any holder of an Obsidian Option, be assumed and converted into an option (an “Assumed Obsidian Option”) to acquire, on the same terms and conditions (including the same vesting and exercisability terms and conditions) as were applicable under the Obsidian Equity Plan and option agreement applicable to such Obsidian Option immediately prior to the Obsidian Effective Time, the number of shares of Parent Common Stock determined by multiplying the number of shares of Obsidian Common Stock subject to such Obsidian Option immediately prior to the Obsidian Effective Time by the Obsidian Exchange Ratio, rounding down to the nearest whole number of shares, at a per share exercise price determined by dividing the per share exercise price of such Obsidian Option immediately prior to the Obsidian Effective Time by the Obsidian Exchange Ratio, rounding up to the nearest whole cent; provided, that the conversion of the Obsidian Options will be made in a manner consistent with Treasury Regulations Section 1.424-1, such that the conversion will not constitute a “modification” of such Obsidian Options for purposes of Section 409A or Section 424 of the Code. As of the Obsidian Effective Time, Parent will assume the Obsidian Equity Plan; provided, further, that (i) the terms of the Assumed Obsidian Options shall be further amended as may be necessary to reflect such assumption and conversion of the Obsidian Options into Assumed Obsidian Options (such as by making any change in control or similar definition relate to Parent instead of Obsidian and having any provision that provides for the adjustment of Obsidian Options upon the occurrence of certain corporate events of Obsidian relate to similar corporate events of Parent instead); and (ii) the Parent Board or a committee thereof shall succeed to the authority and responsibility of the Obsidian Board or any committee thereof with respect to each Assumed Obsidian Option.

(h) Prior to the Obsidian Effective Time, the Obsidian Board (or, if appropriate, any committee thereof) shall adopt resolutions that provide that, immediately prior to the Obsidian Effective Time, pursuant to Section 3.2 of the Warrant to Purchase Stock (as assigned, the “Banc of California, Inc. Warrant”), dated as of May 25, 2018, between the Company and Banc of California, Inc. (the “Warrant Holder”) (which provision requires Obsidian to provide the Warrant Holder with written notice of the Obsidian Merger not less than ten (10) days prior to the Closing), the unexercised portion of the Banc of California, Inc. Warrant shall be deemed to be automatically exercised pursuant to Section 1.6 of the Banc of California, Inc. Warrant immediately prior to the Effective Time without any action on the part of the Warrant Holder. From and after the Obsidian Effective Time, the Banc of California, Inc. Warrant shall terminate in full.

2.6 Conversion of Shares of Galera.

(a) Prior to the Galera Effective Time, the Galera Pre-Funded Warrants shall be exchanged for shares of Galera Common Stock in accordance with, and pursuant to the terms and conditions of, the Galera Pre-Funded Warrants (the “Galera Pre-Funded Warrant Exercise”).

(b) Immediately following the Obsidian Effective Time but immediately prior to the Galera Effective Time, all Galera Preferred Stock, including the shares of Galera Series C Preferred Stock issued in the Concurrent PIPE Financing, shall be converted into Galera Common Stock in accordance with, and pursuant to the terms and conditions of, the Organizational Documents of Galera (the “Galera Preferred Stock Conversion”).

(c) At the Galera Effective Time, by virtue of the Galera Merger and without any further action on the part of Galera, Parent, Galera Merger Sub, or any stockholder of Galera, subject to Section 2.6(f), each share of Galera Common Stock outstanding immediately prior to the Galera Effective Time shall be converted into the right to receive a number of shares of Parent Common Stock equal to the Galera Exchange Ratio.

(d) At the Galera Effective Time, (i) each Galera Exchangeable Warrant that is outstanding and unexercised immediately prior to the Galera Effective Time, whether or not vested, shall remain outstanding in accordance with its terms (as in effect as of the date of this Agreement) and, without any further action from Galera or Parent, become a warrant to purchase shares of Parent Common Stock and (ii) to the extent unexercised as of immediately prior to the Galera Effective Time, the Galera Terminable Warrants that are outstanding and unexercised, whether or not vested, shall automatically be terminated in accordance with the terms (as in effect as of the date of this Agreement) of the warrant agreement by which such Galera Terminable Warrant is evidenced.

(e) If any Galera Common Stock outstanding immediately prior to the Galera Effective Time, respectively, is unvested or is subject to a repurchase option or a risk of forfeiture under any applicable restricted stock award agreement or other similar agreement with Galera, then the shares of Parent Common Stock issued in exchange for such Galera Common Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture and other applicable terms and conditions, and such shares of Parent Common Stock shall accordingly be marked with appropriate legends. Galera shall take all actions that may be necessary to ensure that, from and after the Galera Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock award agreement or other agreement.

(f) No fractional shares of Parent Common Stock shall be issued in connection with the Galera Merger, and no certificates or scrip for any such fractional shares shall be issued, with no cash being paid for any fractional share eliminated by such rounding. Any fractional shares of Parent Common Stock a holder of Galera Common Stock would otherwise be entitled to receive shall be aggregated together first prior to eliminating any remaining fractional share. Any remaining fractional share of Parent Common Stock will be rounded up to the nearest whole share.

(g) At the Galera Effective Time, by virtue of the Galera Merger and without any further action on the part of Galera, Parent, Galera Merger Sub, or any stockholder of Galera, each share of common stock, $0.001 par value per share, of Galera Merger Sub issued and outstanding immediately prior to the Galera Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Galera Merger Surviving Corporation. If applicable, each stock certificate of Galera Merger Sub evidencing ownership of any such shares shall, as of the Galera Effective Time, evidence ownership of such shares of common stock of the Galera Merger Surviving Corporation until presented for transfer or exchange.

(h) If, between the date of this Agreement and the Galera Effective Time, the outstanding Galera Common Stock or Parent Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change, Galera Merger Shares shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Galera Common Stock and Parent Common Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit Galera or Parent to take any action with respect to Galera Common Stock or Parent Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

(i) Each outstanding Galera ITM Option immediately prior to the Galera Effective Time shall automatically without any further action on the part of Galera, Parent, Galera Merger Sub, or any holder of a Galera Option, become fully vested and be converted, at the Galera Effective Time, into a net exercised share of Parent Common Stock determined by (i) multiplying the number of shares of Galera Common Stock subject to such Galera Option immediately prior to the Galera Effective Time by the Galera Exchange Ratio, rounding down to the nearest whole number of shares, and (ii) reducing such number of shares of Parent Common Stock by the number of shares of Parent Common Stock with an aggregate value equal to the sum of (a) the total exercise price for such Galera Option (determined by dividing the per share exercise price of such Galera Option immediately prior to the Galera Effective Time by the Galera Exchange Ratio, rounding up to the nearest whole cent) plus (b) any required withholding taxes required to be paid by Galera with respect to such net exercise, and (c) dividing such sum of (a) and (b) by the per share price of Parent Common Stock as of the Effective Time (such net number of shares of Parent Common Stock the “Net Galera Option Shares”); provided, that the net exercise of the Galera Options will be made in a manner consistent with applicable Law. For the avoidance of doubt, such Net Galera Option Shares will be eligible to receive one CVR for each outstanding share pursuant to Section 2.7 below. Each outstanding Galera Option that is not an ITM Option immediately prior to the Galera Effective Time will be cancelled for no consideration.

2.7 Contingent Value Right. Prior to the Galera Effective Time but after the conversion of all Galera Series B Preferred Stock into Galera Common Stock, Galera shall declare a distribution (the “Pre-Closing Distribution”) to holders of Galera Common Stock of record the right to receive one contingent value right (each, a “CVR”) for each outstanding share of Galera Common Stock held by such stockholder as of such date (less applicable withholding Taxes), each representing the right to receive contingent payments upon the occurrence of certain events set forth in, and subject to and in accordance with the terms and conditions of, the Contingent Value Rights Agreement in the form attached hereto as Exhibit G, to be entered into between Parent, Obsidian and Equiniti Trust Company, LLC (or such other nationally recognized rights agent agreed to between Galera and Obsidian) (the “Rights Agent”), with such revisions thereto requested by the Rights Agent that are not, individually or in the aggregate, materially detrimental to the holders of CVRs and reasonably acceptable to

Galera and Obsidian (the “CVR Agreement”). The record date for the Pre-Closing Distribution shall be the close of business on the last Business Day prior to the day on which the Galera Effective Time occurs and the payment date for the Pre-Closing Distribution shall be three (3) Business Days after the Galera Effective Time; provided that the payment of such distribution may be conditioned upon the occurrence of the Galera Effective Time. In connection with the Pre-Closing Distribution, Galera shall cause the CVR Agreement to be duly authorized, executed and delivered by Galera and the Exchange Agent.

(a) The CVRs are solely contractual rights and shall not constitute equity or ownership interests in Parent, Galera, Obsidian or any of their respective Affiliates, and Parent, Galera and Obsidian shall cooperate, including by making changes to the CVR Agreement, as necessary to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or applicable state securities or “blue sky” Laws. Notwithstanding anything to the contrary herein or in the CVR Agreement, none of Parent, Galera, Obsidian or any of their respective Affiliates shall owe any fiduciary or other duties to any holder of CVRs, except to the extent expressly set forth in the CVR Agreement.

(b) Galera agrees to pay all costs and fees of the Rights Agent contemplated by this Section 2.7 (the “CVR Fees”).

2.8 Closing of Transfer Books.

(a) At the Obsidian Effective Time, (i) all Obsidian Common Stock outstanding immediately prior to the Obsidian Effective Time shall be treated in accordance with Section 2.5, and all holders of certificates representing Obsidian Common Stock that were outstanding immediately prior to the Obsidian Effective Time shall cease to have any rights as stockholders of Obsidian (other than the right to receive Obsidian Merger Shares) and (ii) the stock transfer books of Obsidian shall be closed with respect to all Obsidian Common Stock (including any Obsidian Common Stock underlying the Banc of California, Inc. Warrant and Obsidian Options) outstanding immediately prior to the Obsidian Effective Time. No further transfer of any such Obsidian Common Stock shall be made on such stock transfer books after the Obsidian Effective Time.

(b) At the Galera Effective Time: (i) all Galera Common Stock outstanding immediately prior to the Galera Effective Time shall be treated in accordance with Section 2.6, and all holders of certificates representing Galera Common Stock that were outstanding immediately prior to the Galera Effective Time shall cease to have any rights as stockholders of Galera (other than the right to receive Galera Merger Shares) and (ii) the stock transfer books of Galera shall be closed with respect to all Galera Common Stock (including any Galera Common Stock underlying Galera Warrants and Galera Options) outstanding immediately prior to the Galera Effective Time. No further transfer of any such Galera Common Stock shall be made on such stock transfer books after the Galera Effective Time.

2.9 Surrender of Obsidian Common Stock .

(a) On or prior to the Closing Date, Galera and Obsidian shall jointly select a reputable bank, transfer agent or trust company to act as exchange agent in the Mergers (the “Exchange Agent”). At the Obsidian Effective Time, Parent shall deposit with the Exchange Agent evidence of book-entry shares representing the shares of Parent Common Stock issuable pursuant to Section 2.5 in exchange for Obsidian Common Stock.

(b) Promptly after the Obsidian Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of Obsidian Common Stock that were converted into the right to receive Obsidian Merger Shares: (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify and (ii) instructions for effecting the surrender of Obsidian Common Stock in exchange for book-entry shares of Parent Common Stock. Upon execution and delivery of a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, the holder of such Obsidian Common Stock shall be entitled to receive in exchange therefor book-entry shares representing

Obsidian Merger Shares (in a number of whole shares of Parent Common Stock) that such holder has the right to receive pursuant to the provisions of Section 2.5.

(c) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Obsidian Effective Time shall be paid to the holder of any Obsidian Common Stock with respect to the shares of Parent Common Stock that such holder has the right to receive in the Mergers until such holder delivers a duly executed letter of transmittal (at which time (or, if later, on the applicable payment date) such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d) Any shares of Parent Common Stock deposited with the Exchange Agent that remain undistributed to holders of Obsidian Common Stock as of the date that is 180 days after the Closing Date shall be delivered to Parent upon demand, and any holders of Obsidian Common Stock who have not theretofore delivered a duly executed letter of transmittal in accordance with this Section 2.9 shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock and any dividends or distributions with respect to shares of Parent Common Stock.

(e) No Party shall be liable to any former holder of any Obsidian Common Stock or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

2.10 Surrender of Galera Common Stock.

(a) At the Galera Effective Time, Parent shall deposit with the Exchange Agent evidence of book-entry shares representing the shares of Parent Common Stock issuable pursuant to Section 2.6 in exchange for Galera Common Stock.

(b) Promptly after the Galera Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of Galera Common Stock that were converted into the right to receive Galera Merger Shares: (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify and (ii) instructions for effecting the surrender of Galera Common Stock in exchange for book-entry shares of Parent Common Stock. Upon execution and delivery of a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, the holder of such Galera Common Stock shall be entitled to receive in exchange therefor book-entry shares representing Galera Merger Shares (in a number of whole shares of Parent Common Stock) that such holder has the right to receive pursuant to the provisions of Section 2.6.

(c) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Galera Effective Time shall be paid to the holder of any Galera Common Stock with respect to the shares of Parent Common Stock that such holder has the right to receive in the Mergers until such holder delivers a duly executed letter of transmittal (at which time (or, if later, on the applicable payment date) such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d) Any shares of Parent Common Stock deposited with the Exchange Agent that remain undistributed to holders of Galera Common Stock as of the date that is 180 days after the Closing Date shall be delivered to Parent upon demand, and any holders of Galera Common Stock who have not theretofore delivered a duly executed letter of transmittal in accordance with this Section 2.10 shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock and any dividends or distributions with respect to shares of Parent Common Stock.

(e) No Party shall be liable to any former holder of any Galera Common Stock or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

2.11 Calculation of Net Cash.

(a) Not less than ten (10) Business Days prior to the anticipated date for Closing as mutually agreed in good faith by Galera and Obsidian (the “Anticipated Closing Date”), Galera will deliver to Obsidian a certificate that includes a schedule (the “Galera Net Cash Schedule”, and the date of delivery of the Galera Net Cash Schedule, the “Delivery Date”) setting forth, in reasonable detail, Galera’s good faith, estimated calculation of Galera Net Cash (the “Galera Net Cash Calculation”) at the close on business of the Closing Date (the “Cash Determination Time”) prepared and signed by Galera’s chief financial officer (or if there is no chief financial officer at such time, the principal financial and accounting officer for Galera). Galera shall make available to Obsidian (electronically to the greatest extent possible), as reasonably requested by Obsidian, the work papers and back-up materials used or useful in preparing the Galera Net Cash Schedule and, if reasonably requested by Obsidian, Galera’s accountants and counsel at reasonable times and upon reasonable notice. The Galera Net Cash Calculation shall include Galera’s determination, as of the Cash Determination Time, of the defined terms in Section 1.1 necessary to calculate Obsidian Merger Shares. Set forth on Section 2.11(a) of the Galera Disclosure Schedule is an illustrative example of Galera Net Cash calculation calculated on a hypothetical basis as of the date described therein. For the avoidance of doubt, in no event shall any Permitted Galera Bridge Financing cause the Final Galera Net Cash to be greater than $1,800,000.

(b) Within five (5) Business Days after the Delivery Date (the last day of such period, the “Response Date”), Obsidian shall have the right to dispute any part of the Galera Net Cash Calculation by delivering a written notice to that effect to Galera (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail the nature and amounts of any proposed revisions to the Galera Net Cash Calculation.

(c) If, on or prior to the Response Date, (i) Obsidian notifies Galera in writing that it has no objections to the Galera Net Cash Calculation or (ii) if prior to 5:00 p.m. (New York City time) on the Response Date, Obsidian has failed to deliver a Dispute Notice as provided in Section 2.11(b), then the Galera Net Cash Calculation as set forth in the Galera Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Galera Net Cash at the Cash Determination Time (the “Final Galera Net Cash”) for purposes of this Agreement.

(d) If Obsidian delivers a Dispute Notice on or prior to 5:00 p.m. (New York City time) on the Response Date, then Representatives of Galera and Obsidian shall promptly, and in no event later than one calendar day after the Response Date, meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Galera Net Cash, which agreed upon Galera Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Final Galera Net Cash for purposes of this Agreement.

(e) If Representatives of Galera and Obsidian are unable to negotiate an agreed-upon determination of Final Galera Net Cash pursuant to Section 2.11(d) within two (2) calendar days after delivery of the Dispute Notice (or such other period as Galera and Obsidian may mutually agree upon), then any remaining disagreements as to the calculation of Galera Net Cash shall be referred to an independent auditor of recognized national standing jointly selected by Galera and Obsidian (the “Accounting Firm”). Galera shall promptly deliver to the Accounting Firm all work papers and back-up materials used in preparing the Galera Net Cash Schedule, and Galera and Obsidian shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five (5) calendar days of accepting its selection. Galera and Obsidian shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Galera and Obsidian. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Galera Net Cash made by the Accounting Firm shall be made in writing delivered to each of Galera and Obsidian, shall be final and binding on Galera and Obsidian and shall be deemed to have been finally determined for purposes of this Agreement and to represent the Final Galera Net Cash for purposes of this Agreement. The Parties shall delay the Closing until the resolution of the matters described in this Section 2.11(e). The fees and expenses of the Accounting Firm shall be allocated between Galera and Obsidian in the same proportion that the disputed amount of the Galera Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Galera Net Cash amount and such portion of the costs and expenses of the Accounting Firm borne by Obsidian and any other fees, costs or expenses incurred by Obsidian following the Anticipated Closing Date in connection with the procedures set forth in this Section 2.11(e) shall be deducted from the final determination of the amount of Galera Net Cash. If this Section 2.11(e) applies as to the determination of the Final Galera Net Cash described in Section 2.11(a), upon resolution of the matter in accordance with this Section 2.11(e), the Parties shall not be required to determine Galera Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Galera and Obsidian may require a redetermination of the Final Galera Net Cash if the Closing Date is more than ten (10) calendar days after the Anticipated Closing Date.

2.12 Further Action.

(a) If, at any time after the Obsidian Effective Time, any further action is determined by the Obsidian Merger Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Obsidian Merger Surviving Corporation with full right, title and possession of and to all rights and property of Obsidian, then the officers and directors of the Obsidian Merger Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of Obsidian, in the name of Obsidian Merger Sub, in the name of the Obsidian Merger Surviving Corporation and otherwise) to take such action.

(b) If, at any time after the Galera Effective Time, any further action is determined by the Galera Merger Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Galera Merger Surviving Corporation with full right, title and possession of and to all rights and property of Galera, then the officers and directors of the Galera Merger Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of Galera, in the name of Galera Merger Sub, in the name of the Galera Merger Surviving Corporation and otherwise) to take such action.

2.13 Withholding. Each of the Exchange Agent, Parent, the Obsidian Merger Surviving Corporation and the Galera Merger Surviving Corporation (each, a “Withholding Agent”) shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Law; provided, however, that if a Withholding Agent determines that any payment in connection with the Contemplated Transactions is subject to deduction and/or withholding, then, except with respect to compensatory payments or as a result of a failure to deliver the certificate described in Section 7.7(b), such Withholding Agent shall use reasonable best efforts to (i) provide notice to such recipient after such determination and (ii) cooperate with such recipient prior to the Closing to reduce or eliminate any such deduction and/or withholding. To the extent such amounts are so deducted or withheld, and timely remitted to the appropriate Governmental Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.14 Appraisal Rights.Notwithstanding any provision of this Agreement to the contrary, shares of Galera Common Stock that are outstanding immediately prior to the Galera Effective Time (after giving effect to the Galera Preferred Stock Conversion) and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Galera Common Stock in accordance with Delaware Law (collectively, the

“Dissenting Shares”) shall not be converted into or represent the right to receive the consideration described in Section 2.5 or Section 2.6, respectively, attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Galera Common Stock held by them in accordance with Delaware Law, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under Delaware Law. All Dissenting Shares held by stockholders who shall have failed to perfect or shall have effectively withdrawn or lost their right to appraisal of such shares of Galera Common Stock under Delaware Law (whether occurring before, at or after the Galera Effective Time) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Galera Effective Time, the right to receive the consideration attributable to such Dissenting Shares upon their surrender in the manner provided in Section 2.5 or Section 2.6, respectively. Galera shall give Parent prompt written notice of any demands by dissenting stockholders received thereby, withdrawals of such demands and any other instruments served thereupon and any material correspondence received thereby in connection with such demands, and Parent shall have the right to direct all negotiations and proceedings with respect to such demands; provided that Galera shall have the right to participate in such negotiations and proceedings. Neither Parent nor Galera shall, except with the other party’s prior written consent (which shall not be unreasonably withheld, conditioned ore delayed), voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or approve any withdrawal of any such demands or agree to do any of the foregoing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF Obsidian

Except as set forth in the written disclosure schedule delivered by Obsidian to Galera (the “Obsidian Disclosure Schedule”), Obsidian represents and warrants to Galera as follows:

3.1 Due Organization; Subsidiaries.

(a) Each of Obsidian and its Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound. All of Obsidian’s Subsidiaries are directly or indirectly wholly-owned by Obsidian.

(b) Each of Obsidian and its Subsidiaries is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have an Obsidian Material Adverse Effect.

(c) Except as set forth on Section 3.1(c) of the Obsidian Disclosure Schedule, Obsidian has no Subsidiaries and Obsidian does not directly or indirectly own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity. Obsidian is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Obsidian has not agreed and is not obligated to make, nor is Obsidian bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Obsidian has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.2 Organizational Documents. Obsidian has delivered to Galera accurate and complete copies of Obsidian’s and its Subsidiaries’ Organizational Documents. Neither Obsidian nor any of its Subsidiaries is in breach or violation of its Organizational Documents in any material respect.

3.3 Authority; Binding Nature of Agreement.

(a) Each of Obsidian and its Subsidiaries has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Obsidian Board (at meetings duly called and held) has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Obsidian and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend the Obsidian Board Recommendation to the stockholders of Obsidian as promptly as practicable after the forms thereof are mutually agreed to by Galera and Obsidian. This Agreement has been duly executed and delivered by Obsidian and assuming the due authorization, execution and delivery by Galera, constitutes the legal, valid and binding obligation of Obsidian, enforceable against Obsidian in accordance with its terms, subject to the Enforceability Exceptions.

3.4 Vote Required. The affirmative vote of the holders of at least (i) a majority of the then outstanding shares of Obsidian Common Stock outstanding on the record date for the Obsidian Stockholder Written Consent and (ii) a majority of the then outstanding shares of Obsidian Preferred Stock voting as a single class on an as-converted basis (together, the “Required Obsidian Stockholder Approval”), is the only vote of the holders of any class or series of Obsidian Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions.

3.5 Non-Contravention; Consents.

(a) Subject to obtaining the Required Obsidian Stockholder Approval and the filing of the Obsidian Certificate of Merger required by Delaware Law, neither (x) the execution, delivery or performance of this Agreement by Obsidian, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Obsidian or its Subsidiaries;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Obsidian or its Subsidiaries, or any of the assets owned or used by Obsidian or its Subsidiaries, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Obsidian or its Subsidiaries or that otherwise relates to the business of Obsidian, or any of the assets owned, leased or used by Obsidian;

(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Obsidian Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Obsidian Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Obsidian Material Contract, (C) accelerate the maturity or performance of any Obsidian Material Contract or (D) cancel, terminate or modify any term of any Obsidian Material Contract, except in the case of any nonmaterial breach, default, penalty or modification; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Obsidian or its Subsidiaries (except for Permitted Encumbrances).

(b) Except for (i) any Consent set forth on Section 3.5 of the Obsidian Disclosure Schedule under any Obsidian Contract, (ii) the Required Obsidian Stockholder Approval, (iii) the filing of the Obsidian Certificate of Merger with the Secretary of State of the State of Delaware pursuant to Delaware Law and (iv) such Consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Obsidian nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c) The Obsidian Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of Delaware Law are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

3.6 Capitalization.

(a) The authorized capital stock of Obsidian consists of (i) 274,320,131 shares of Obsidian Common Stock of which 21,437,128 shares have been issued and are outstanding as of April 9, 2026, and (ii) 215,060,316 shares of Obsidian Preferred Stock of which (a) 32,222,339 shares have been designated Obsidian Series A-1 Preferred Stock of which 26,114,925 shares have been issued and are outstanding as of April 9, 2026, (b) 14,936,323 shares have been designated Obsidian Series A-2 Preferred Stock of which 14,936,323 shares have been issued and are outstanding as of April 9, 2026, (c) 6,146,592 shares have been designated Obsidian Series A-3 Preferred Stock of which 6,146,592 shares have been issued and are outstanding as of April 9, 2026, (d) 76,187,917 shares have been designated Obsidian Series B Preferred Stock of which 76,187,917 shares have been issued and are outstanding as of April 9, 2026 and (e) 84,567,145 shares have been designated Obsidian Series C Preferred Stock of which 84,567,145 shares have been issued and are outstanding as of April 9, 2026. As of April 9, 2026, there was one Warrant to Purchase Stock to purchase an aggregate of 22,124 shares of Obsidian Series A-1 Preferred Stock. Obsidian does not hold any shares of its capital stock in its treasury.

(b) All of the outstanding shares of Obsidian Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances other than under applicable securities Laws. None of the outstanding shares of Obsidian Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. All of the outstanding shares of Obsidian Common Stock are subject to a right of first refusal in favor of Obsidian. Except as contemplated herein, there is no Obsidian Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Obsidian Common Stock. Obsidian is not under any obligation, nor is Obsidian bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Obsidian Common Stock or other securities.

(c) Except for the Obsidian Equity Plan and the Obsidian Options granted thereunder, Obsidian does not have any stock incentive plan or any other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person and there were no other equity or equity-based awards outstanding as of the date of this Agreement. As of the date of this Agreement, Obsidian has reserved 48,749,161 shares of Obsidian Common Stock for issuance under the Obsidian Equity Plan, of which 6,207,225 shares have been issued and are outstanding pursuant to the exercise of Obsidian Options, 39,255,362 shares are subject to outstanding Obsidian Options, and 3,286,574 shares remain available for future grant pursuant to the Obsidian Equity Plan. Section 3.6(c) of the Obsidian Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of each outstanding Obsidian Option, including: (i) the name of the holder, (ii) the number of shares of Obsidian Common Stock subject to such Obsidian Option, (iii) the per share exercise price, (iv) the date of grant, (v) the applicable vesting schedule, including any acceleration provisions, and the number of vested and unvested shares, (vi) the expiration date, and (vii) whether the Obsidian Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Obsidian has made available to Galera accurate and complete copies of the following: (A) the standard form of agreement evidencing Obsidian Options;

and (B) each agreement evidencing an Obsidian Option that does not conform in all material respects to the standard form agreement.

(d) Except as set forth on Section 3.6(c) of the Obsidian Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Obsidian, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Obsidian, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Obsidian is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Obsidian.

(e) All outstanding shares of Obsidian Common Stock, and other securities of Obsidian have been issued and granted in compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

3.7 Financial Statements.

(a) Section 3.7(a) of the Obsidian Disclosure Schedule includes true, correct and complete copies of the Obsidian Balance Sheet and the related audited estimated statement of income, cash flow and changes in partners’ capital for the years ended December 31, 2024 and December 31, 2025 (the “Obsidian Financial Statements”).

(b) The Obsidian Financial Statements (i) were prepared in accordance with GAAP applied on a consistent basis unless otherwise noted therein throughout the periods indicated, (ii) fairly present, in all material respects, the financial position of Obsidian as of the respective dates thereof and the results of operations and cash flows of Obsidian for the periods covered thereby and (iii) when delivered by Obsidian for inclusion in the Registration Statement (as defined below) for filing with the SEC following the date of this Agreement in accordance with Section 7.1, shall comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof. Other than as expressly disclosed in the Obsidian Financial Statements, there has been no material change in Obsidian’s accounting methods or principles that would be required to be disclosed in Obsidian’s financial statements in accordance with GAAP. The books of account and other financial records of Obsidian and each of its Subsidiaries are true and complete in all material respects.

(c) There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of Obsidian, the Obsidian Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls.

(d) Obsidian maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Obsidian maintains records that in reasonable detail accurately and fairly reflect Obsidian’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Obsidian Board and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Obsidian’s assets that could have a material effect on Obsidian’s financial statements. Obsidian has evaluated the effectiveness of Obsidian’s internal control over financial reporting and, to the extent required by applicable Law, presented its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such financial reporting based on such evaluation. Obsidian has disclosed to Obsidian’s auditors and the Audit Committee of the Obsidian Board (and made available to Galera a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Obsidian’s ability to record, process, summarize and report financial information and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in Obsidian or its Subsidiaries’ internal control over financial reporting. Except as disclosed in the Obsidian Financial Statements filed prior to the date hereof, Obsidian’s internal control over financial reporting is effective and Obsidian has not identified any material weaknesses in the design or operation of Obsidian’s internal control over financial reporting.

(e) Obsidian’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of Obsidian, “independent” with respect to Obsidian within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of Obsidian, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board (“PCAOB”) thereunder (such firm, the “PCAOB Auditor”).

3.8 Absence of Changes. Except as set forth on Section 3.8 of the Obsidian Disclosure Schedule, since January 1, 2026, Obsidian and its Subsidiaries have conducted their business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Obsidian Material Adverse Effect or (b) action, event or occurrence that would have required Consent of Galera pursuant to Section 6.1 of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.9 Absence of Undisclosed Liabilities. Neither Obsidian nor any of its Subsidiaries has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise (each a “Liability”), in each case, of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Obsidian Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Obsidian or its Subsidiaries since the date of the Obsidian Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of Obsidian or any of its Subsidiaries under Obsidian Contracts, (d) Liabilities incurred in connection with the Contemplated Transactions and (e) Liabilities listed in Section 3.9 of the Obsidian Disclosure Schedule.

3.10 Title to Assets. Each of Obsidian and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Obsidian Balance Sheet and (b) all other tangible assets reflected in the books and records of Obsidian as being owned by Obsidian. All of such assets are owned or, in the case of leased assets, leased by Obsidian or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

3.11 Real Property; Leasehold. Neither Obsidian nor any of its Subsidiaries owns or has ever owned any real property. Obsidian has made available to Galera (a) an accurate and complete list of all real properties with respect to which Obsidian directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Obsidian or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Obsidian Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

3.12 Intellectual Property.

(a) Section 3.12(a) of the Obsidian Disclosure Schedule is an accurate, true and complete listing of all Obsidian Registered IP, including for each item (i) the record owner(s) (and name of any other Person with an ownership interest in such item of Obsidian Registered IP and the nature of such ownership interest, if any), jurisdiction, status, and registration or application number of each item, as applicable, (ii) all filing, registration, issuance and grant dates and (iii) any actions that are required to be taken within 180 days of the date hereof for any Obsidian Registered IP, including the payment of any registration, maintenance or renewal fees or the filing of or response to any documents, applications or certificates, for the purposes of prosecuting, obtaining, perfecting, maintaining or renewing any Obsidian Registered IP. Section 3.12(a) of the Obsidian Disclosure Schedule also sets forth, as of the date of this Agreement, a list of all internet domain names with respect to which Obsidian or any of its Subsidiaries are the registrant and, with respect to each domain name, the record owner of such domain name and if different, the legal and beneficial owner(s) of such domain name and the applicable domain name registrar. All Obsidian Registered IP is subsisting and in full force and effect and, to Obsidian’s Knowledge, all Obsidian Registered IP (other than pending applications) is valid and enforceable. All fees due to, and all documents, powers and other filings required to be filed with, a Governmental Authority with respect to any such Obsidian Registered IP have been fully and timely paid and filed as necessary for the filing, prosecuting, obtaining grant of and maintaining such item of Obsidian Registered IP.

(b) Section 3.12(b) of the Obsidian Disclosure Schedule is a true, correct and complete listing of all Obsidian Contracts pursuant to which any Obsidian IP Rights are licensed to Obsidian (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Obsidian’s or its Subsidiaries’ products or services, (B) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Obsidian or its Subsidiaries and their respective employees in Obsidian’s standard form thereof). To the Knowledge of Obsidian, each Obsidian Contract listed in Section 3.12(b) of the Obsidian Disclosure Schedule is in full force and effect and constitutes a legal, valid, and binding obligation of Obsidian, its Subsidiaries and each other party thereto, and is enforceable against Obsidian, its Subsidiaries and each other party thereto in accordance with its terms. To the Knowledge of Obsidian, neither Obsidian, its Subsidiaries, nor, to the Knowledge of Obsidian, any other party to any Obsidian Contract listed in Section 3.12(b) of the Obsidian Disclosure Schedule has been or is, or has been or is alleged to be, in material default under, or has provided or received any notice of breach under, or intention to terminate (including by non-renewal), any Obsidian Contract listed in Section 3.12(b) of the Obsidian Disclosure Schedule, except as would not reasonably be expected to have, individually or in the aggregate, an Obsidian Material Adverse Effect.

(c) Section 3.12(c) of the Obsidian Disclosure Schedule is a true, correct and complete listing of each Obsidian Contract pursuant to which any Person has been granted any license, sublicense, option or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Obsidian IP Rights (other than (i) any confidential information provided under confidentiality agreements and (ii) any Obsidian IP Rights non-exclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for Obsidian’s or its Subsidiaries’ benefit). To the Knowledge of Obsidian, each Obsidian Contract listed in Section 3.12(c) of the Obsidian Disclosure Schedule is in full force and effect and constitutes a legal, valid, and binding obligation of Obsidian, its Subsidiaries and each other party thereto, and is enforceable against Obsidian, its Subsidiaries and each other party thereto in accordance with its terms. Neither Obsidian, its Subsidiaries nor, to the Knowledge of Obsidian, any other party to any Obsidian Contract listed in Section 3.12(c) of the Obsidian Disclosure Schedule has provided or received any written notice of breach under, or intention to terminate (including by non-renewal), any Obsidian Contract listed in Section 3.12(c) of the Obsidian Disclosure Schedule.

(d) Except as identified on Section 3.12(d) of the Obsidian Disclosure Schedule, neither Obsidian nor any of its Subsidiaries is bound by, and no Obsidian Owned IP Rights are subject to, and to the Knowledge of Obsidian, no Obsidian Licensed IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Obsidian or any of its Subsidiaries to use, exploit, assert, or enforce any Obsidian IP Rights anywhere in the world.

(e) (i) Obsidian or one of its Subsidiaries exclusively owns all right, title, and interest to and in the Obsidian IP Rights (other than (A) Obsidian Licensed IP Rights, or co-owned rights each as identified in Section 3.12(b) of the Obsidian Disclosure Schedule, and (B) any non-customized software that (1) is licensed to Obsidian or its Subsidiaries solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Obsidian’s or its Subsidiaries’ products or services, (ii) all Obsidian Owned IP Rights and, to the Knowledge of Obsidian, other Obsidian IP Rights that are exclusively licensed to Obsidian are free and clear of any Encumbrances (other than Permitted Encumbrances) and (iii) Obsidian owns, or has a valid and enforceable right pursuant to a binding written Contract to use, all material Obsidian IP Rights currently used or practiced by Obsidian. Without limiting the generality of the foregoing:

(i) To the Knowledge of Obsidian, all documents and instruments necessary to register or apply for or renew registration of Obsidian Registered IP owned by Obsidian, and all documents and instruments necessary to register or apply for or renew registration of Obsidian Registered IP exclusively licensed to Obsidian, have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority. To the Knowledge of Obsidian, Obsidian has filed all statements of use and paid all renewal and maintenance fees, annuities and other fees with respect to the Obsidian Registered IP owned by Obsidian that are due or payable as of the date of this Agreement, and to the Knowledge of Obsidian, all documents and instruments necessary to register or apply for or renew registration of Obsidian Registered IP exclusively licensed to Obsidian.

(ii) Except for instances that would not reasonably be expected to have, individually or in the aggregate, an Obsidian Material Adverse Effect, to the Knowledge of Obsidian each Person who is or was an employee, contractor or consultant of Obsidian or any of its Subsidiaries and who is or was involved in the creation, discovery, reduction to practice or development of any Intellectual Property for Obsidian or any of its Subsidiaries has signed a valid, enforceable written agreement containing a present assignment of all right, title and interest in and to such Intellectual Property to Obsidian or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of Obsidian and its Subsidiaries.

(iii) To the Knowledge of Obsidian, no current or former member, officer, director, or employee of Obsidian or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Obsidian IP Rights purported to be owned by Obsidian. To the Knowledge of Obsidian, no employee of Obsidian or any of its Subsidiaries is (A) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Obsidian or such Subsidiary or (B) in breach of any Contract with any former employer or other Person concerning Obsidian IP Rights purported to be owned by Obsidian or such Subsidiary or confidentiality provisions protecting trade secrets and confidential information comprising Obsidian IP Rights purported to be owned by Obsidian or such Subsidiary.

(iv) Except as identified on Section 3.12(e)(iv) of the Obsidian Disclosure Schedule, no funding, facilities, or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Obsidian Owned IP Rights, or, to the Knowledge of Obsidian, any Obsidian Licensed IP Rights. Except as identified on Section 3.12(e)(iv) of the Obsidian Disclosure Schedule, to the Knowledge of Obsidian, no Governmental Authority has any right to (including any “step-in” or “march-in” rights with respect to), ownership of, commercialization of, or right to royalties or other payments for any Obsidian Owned IP Rights, or, to the Knowledge of Obsidian, any Obsidian Licensed IP Rights.

(v) Obsidian and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect, maintain and enforce its rights in all proprietary information that Obsidian or such Subsidiary holds, or purports to hold, as confidential or a trade secret.

(vi) Neither Obsidian nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Obsidian IP Rights to any other Person.

(vii) To the Knowledge of Obsidian, each item of Obsidian IP Right has been duly maintained and is not expired, abandoned or cancelled. To the Knowledge of Obsidian, each of the Patents included in the Obsidian IP Rights identifies each and every inventor of the claims thereof as determined in accordance with the applicable laws of the jurisdiction in which such Patent is issued or pending. To the Knowledge of Obsidian, each of Obsidian and its Subsidiaries and their respective patent counsel have complied with its duty of candor and disclosure and have made no material misrepresentations in the filings submitted to the applicable Governmental Authorities with respect to all Patents included in the Obsidian IP Rights for which Obsidian or any of its Subsidiaries is responsible for prosecuting.

(viii) To the Knowledge of Obsidian, the Obsidian IP Rights constitute all Intellectual Property material to or necessary for Obsidian to conduct its business as currently conducted or currently proposed to be conducted as of the date hereof; provided, however, that the foregoing representation is not a representation with respect to non-infringement of Intellectual Property.

(f) Obsidian has delivered, or made available to Galera, a complete and accurate copy of all material Obsidian IP Rights Agreements.

(g) To the Knowledge of Obsidian, the conduct of the business of Obsidian as has been conducted since January 1, 2023 and as is currently being conducted, including the manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by Obsidian (i) has not violated, and does not presently violate, any license or agreement between Obsidian or its Subsidiaries and any Person in any material respect, and, (ii) to the Knowledge of Obsidian, has not infringed, misappropriated or otherwise violated, and does not infringe, misappropriate or otherwise violate, any valid and issued Patents or other Intellectual Property of any other Person, which infringement would reasonably be expected to have an Obsidian Material Adverse Effect. To the Knowledge of Obsidian, since January 1, 2023, no Person has engaged in the unauthorized use of, or has infringed, misappropriated or otherwise violated any Patents within the Obsidian IP Rights, or otherwise violating any Obsidian IP Rights Agreement.

(h) As of the date of this Agreement and since January 1, 2023, neither Obsidian nor any of its Subsidiaries is or has been a party to any, or is the subject of any pending or, to the Knowledge of Obsidian, threatened in writing, Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, ownership or right to use, sell, offer for sale, license or dispose of any Obsidian IP Rights. None of the Obsidian Owned IP Rights, and to the Knowledge of Obsidian, any Obsidian Licensed IP Rights, have been adjudged invalid or unenforceable in whole or part, and all Obsidian Owned IP Rights, and to the Knowledge of Obsidian, all Obsidian Licensed IP Rights, are in full force and effect. Neither Obsidian nor any of its Subsidiaries have received any written notice asserting that any Obsidian IP Rights or the proposed use, sale, offer for sale, license or disposition of products, methods, or processes claimed or covered thereunder infringes or misappropriates or violates the rights of any other Person or that Obsidian or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person.

(i) To the Knowledge of Obsidian, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by Obsidian conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person except as would not have an Obsidian Material Adverse Effect. To the Knowledge of Obsidian, none of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Obsidian or its Subsidiaries has or purports to have an ownership interest has been impaired as determined by Obsidian in accordance with GAAP. Section 3.12(i) of the Obsidian Disclosure Schedule sets forth all material unregistered trademarks included in the Obsidian IP Rights.

(j) Except (i) as would not reasonably be expected to have an Obsidian Material Adverse Effect, (ii) as may be set forth in Section 3.12(j) of the Obsidian Disclosure Schedule or (iii) as contained in license, distribution or service agreements entered into in the Ordinary Course of Business by Obsidian, to the Knowledge of Obsidian, (A) neither Obsidian nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to Obsidian or any of its Subsidiaries, taken as a whole and (B) neither Obsidian nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(k) None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the performance by Obsidian of its obligations hereunder conflict or will conflict with, alter or impair any of Obsidian’s rights in, to and under any material Obsidian IP Rights or the validity, enforceability, priority, scope or duration of any material Obsidian IP Rights. Without limiting the foregoing, to the Knowledge of Obsidian, neither Obsidian nor any of its Subsidiaries is party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will (i) cause the grant, assignment, or transfer to any other Person of any license or other right to or in any Obsidian IP Rights, (ii) result in breach of, default under or termination of such Contract with respect to any Obsidian IP Rights, (iii) alter, encumber, impair or extinguish, or result in any Encumbrance with respect to the right of Obsidian or the Surviving Corporation and its Subsidiaries to use, sell or license or enforce any Obsidian IP Rights or portion thereof, or (iv) result in Obsidian or any of its Subsidiaries being bound by or subject to any exclusivity obligations, non-compete or other restrictions on the operation or scope of their respective businesses, or to any obligation to grant any rights in or to any Obsidian IP Rights, except, in each of (i), (ii), (iii) and (iv), for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in an Obsidian Material Adverse Effect.

3.13 Agreements, Contracts and Commitments.

(a) Section 3.13(a) of the Obsidian Disclosure Schedule lists the following Obsidian Contracts in effect as of the date of this Agreement (each, a “Obsidian Material Contract” and collectively, the “Obsidian Material Contracts”):

(i) each Obsidian Contract that is a collective bargaining agreement or other agreement or arrangement with any labor union, works council or labor organization;

(ii) each Obsidian Contract for the employment or engagement of any individual on an employee, consulting or other basis that provides for annual base compensation in excess of $500,000;

(iii) each Obsidian Contract with any Obsidian Associate that provides for retention, change in control, transaction or other similar payments or benefits, whether or not payable as a result of the Contemplated Transactions;

(iv) each Obsidian Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(v) each Obsidian Contract containing (A) any covenant limiting the freedom of Obsidian or any of its Subsidiaries to engage in any line of business or compete with any Person, or limiting the development, manufacture, or distribution of Obsidian’s products or services, (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision;

(vi) each Obsidian Contract (A) pursuant to which any Person granted Obsidian an exclusive license under any Intellectual Property, or (B) pursuant to which Obsidian granted any Person an exclusive license under any Obsidian IP Rights;

(vii) each Obsidian Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $500,000 pursuant to its express terms and not cancelable without penalty;

(viii) each Obsidian Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $500,000 after the date of this Agreement;

(ix) each Obsidian Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $500,000 or creating any material Encumbrances with respect to any assets of Obsidian or any loans or debt obligations with officers or directors of Obsidian;

(x) each Obsidian Contract requiring payment by or to Obsidian after the date of this Agreement in excess of $500,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Obsidian, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Obsidian or any of its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Obsidian or any of its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Obsidian or such Subsidiary or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of Obsidian or any of its Subsidiaries or any Contract to sell, distribute or commercialize any products or service of Obsidian or any of its Subsidiaries, in each case, except for Obsidian Contracts entered into in the Ordinary Course of Business;

(xi) each Obsidian Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Obsidian in connection with the Contemplated Transactions;

(xii) each Obsidian Contract to which Obsidian or any of its Subsidiaries is a party or by which any of their assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, Obsidian or such Subsidiary in excess of $500,000;

(xiii) an Obsidian Real Estate Lease;

(xiv) a Contract disclosed in or required to be disclosed in Section 3.12(a) or Section 3.12(b) of the Obsidian Disclosure Schedule; or

(xv) any other Obsidian Contract that is not terminable at will (with no penalty or payment) by Obsidian or any of its Subsidiaries, and (A) which involves payment or receipt by Obsidian or such Subsidiary after the date of this Agreement under any such agreement, contract or commitment of more than $500,000 in the aggregate, or obligations after the date of this Agreement in excess of $500,000 in the aggregate or (B) that is material to the business or operations of Obsidian and its Subsidiaries taken as a whole.

(b) Obsidian has delivered or made available to Galera accurate and complete copies of all Obsidian Material Contracts, including all amendments thereto. There are no Obsidian Material Contracts that are not in written form. Obsidian has not, nor to the Knowledge of Obsidian, as of the date of this Agreement, has any other party to an Obsidian Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Obsidian Material Contract in such manner as would permit any other party to cancel or terminate any such Obsidian Material Contract, or would permit any other party to seek damages which would reasonably be expected to have an Obsidian Material Adverse Effect. As to Obsidian and its Subsidiaries, as of the date of this Agreement, each Obsidian Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Obsidian Material Contract to change, any material amount paid or payable to Obsidian under any Obsidian Material Contract or any other material term or provision of any Obsidian Material Contract.

3.14 Compliance; Permits; Restrictions.

(a) Obsidian and each of its Subsidiaries is, and since January 1, 2023 has been, in material compliance with all applicable Laws, including the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Public Health Service Act (“PHSA”), Food and Drug Administration (“FDA”) regulations adopted thereunder or any other applicable Law promulgated by the FDA or other Governmental Authority responsible for regulation of the research, development, testing, manufacturing, packaging, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of drug or biologic products (“Drug Regulatory Agency”). No investigation, claim, suit, proceeding, audit, Order, or other action by any Governmental Authority is pending or, to the Knowledge of Obsidian, threatened against Obsidian or any of its Subsidiaries. There is no agreement or Order binding upon Obsidian or any of its Subsidiaries which (i) has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Obsidian or any of its Subsidiaries, any acquisition of material property by Obsidian or any of its Subsidiaries or the conduct of business by Obsidian or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Obsidian’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) Each of Obsidian and its Subsidiaries holds all required Governmental Authorizations that are material to the operation of the business of Obsidian as currently conducted (collectively, the “Obsidian Permits”). Section 3.14(b) of the Obsidian Disclosure Schedule identifies each Obsidian Permit. Each of Obsidian and its Subsidiaries is in material compliance with the terms of Obsidian Permits. No Legal Proceeding is pending or, to the Knowledge of Obsidian, threatened, which seeks to revoke, substantially limit, suspend, or materially modify any Obsidian Permit.

(c) There are no Legal Proceedings pending or, to the Knowledge of Obsidian, threatened in writing with respect to an alleged material violation by Obsidian or any of its Subsidiaries of the FDCA, PHSA and FDA regulations adopted thereunder, the Controlled Substances Act or any other applicable Law promulgated by a Drug Regulatory Agency.

(d) Each of Obsidian and its Subsidiaries holds all required material Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Obsidian as currently conducted, and, as applicable, the research, development, testing, manufacturing, packaging, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its product candidates (the “Obsidian Product Candidates”) (collectively, the “Obsidian Regulatory Permits”) and no such Obsidian Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any material, adverse manner, in each case (i) and (ii) by a Drug Regulatory Agency. Obsidian has timely maintained and is in compliance in all material respects with the Obsidian Regulatory Permits and neither Obsidian nor any of its Subsidiaries has, since January 1, 2023, received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Obsidian Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Obsidian Regulatory Permit.

(e) As of the date of this Agreement, all clinical, pre-clinical and other studies and tests conducted by or, to the Knowledge of Obsidian, on behalf of, or sponsored by, Obsidian or its Subsidiaries, in which Obsidian or its Subsidiaries or their respective product candidates, including the Obsidian Product Candidates, have participated, were and, if still pending, are being conducted in compliance in all material respects with the applicable regulations of the Drug Regulatory Agencies and other applicable Law, including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58 and 312, 45 C.F.R. Part 46, and all other applicable Laws governing informed consent, institutional review boards and the protection of human subjects. Neither Obsidian nor any of its Subsidiaries has received any written notices, correspondence, or other communications from any Drug Regulatory Agency requiring or, to the Knowledge of Obsidian, threatening any action to place a clinical hold order on, or otherwise terminate, delay, or suspend any clinical studies conducted by or on behalf of, or sponsored by, Obsidian or any of its Subsidiaries or in which Obsidian or any of its Subsidiaries or its current product candidates, including the Obsidian Product Candidates, have participated.

(f) Neither Obsidian nor any of its Subsidiaries, and, to the Knowledge of Obsidian, any contract manufacturer in relation to its activities with respect to any Obsidian Product Candidate, is the subject of any pending or, to the Knowledge of Obsidian, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto, or any other applicable Law. To the Knowledge of Obsidian, neither Obsidian nor any of its Subsidiaries nor any contract manufacturer in relation to its activities with respect to any Obsidian Product Candidate has committed any acts, made any statement, or failed to make any statement, in each case in respect of Obsidian’s business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto, or any other applicable Law. None of Obsidian, any of its Subsidiaries, and to the Knowledge of Obsidian, any contract manufacturer in relation to its activities with respect to any Obsidian Product Candidate, or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion under (i) 21 U.S.C. Section 335a, (ii) 42 U.S.C. § 1320a-7, or (iii) any other applicable Law. To the Knowledge of Obsidian, no debarment or exclusionary claims, actions, proceedings or investigations in respect of Obsidian’s and its Subsidiaries’ business or Obsidian Product Candidates are pending or threatened against Obsidian, any of its Subsidiaries, and to the Knowledge of Obsidian, any contract manufacturer in relation to its activities with respect to any Obsidian Product Candidate, or any of its respective officers, employees or agents. Neither Obsidian nor any of its Subsidiaries is a party to or has any reporting obligations under any corporate integrity agreements, monitoring agreements, deferred or non-prosecution agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Authority.

(g) All manufacturing operations conducted by, or to the Knowledge of Obsidian, for the benefit of, Obsidian or its Subsidiaries in connection with any Obsidian Product Candidate, since January 1, 2023, have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contained in 21 C.F.R. Parts 210, 211, 600-680 and 1271 and the applicable respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.

(h) No laboratory or manufacturing site owned by Obsidian or its Subsidiaries, and to the Knowledge of Obsidian, no manufacturing site of a contract manufacturer or laboratory, with respect to any Obsidian Product Candidate, (i) is subject to a Drug Regulatory Agency shutdown or import or export prohibition or (ii) has since January 1, 2023 received any unresolved Form FDA 483, notice of violation, warning letter, untitled letter, or similar correspondence or notice from the FDA or other Governmental Authority alleging or asserting material noncompliance with the FDCA, PHSA or any applicable Law, and, to the Knowledge of Obsidian, neither the FDA nor any other Governmental Authority is considering such action.

3.15 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding and, to the Knowledge of Obsidian, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Obsidian or any of its Subsidiaries or any Obsidian Associate (in his or her capacity as such) or any of the material assets owned or used by Obsidian or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which Obsidian or any of its Subsidiaries, or any of the material assets owned or used by Obsidian or any of its Subsidiaries, is subject. To the Knowledge of Obsidian, no officer or other Key Employee of Obsidian or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Obsidian or any of its Subsidiaries or to any material assets owned or used by Obsidian or any of its Subsidiaries.

3.16 Tax Matters.

(a) Each of Obsidian and each of its Subsidiaries has timely filed all income Tax Returns and all other material Tax Returns that were required to be filed by or with respect to it under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no claim has ever been made by a Governmental Authority in a jurisdiction where Obsidian or any of its Subsidiaries does not file a particular type of Tax Return that Obsidian or any of its Subsidiaries is subject to taxation by that jurisdiction that would require the filing of such a Tax Return.

(b) All material amounts of Taxes due and owing by Obsidian and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid. The unpaid Taxes of Obsidian and each of its Subsidiaries for periods (or portions thereof) ending on or prior to the date of the Obsidian Balance Sheet do not materially exceed the accruals for current Taxes set forth on the Obsidian Balance Sheet. Since the date of the Obsidian Balance Sheet, neither Obsidian nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c) Each of Obsidian and each of its Subsidiaries has withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d) There are no Encumbrances for material Taxes (other Encumbrances described in clause (i) of the definition of “Permitted Encumbrances”) upon any of the assets of Obsidian or any of its Subsidiaries.

(e) No deficiencies for a material amount of Taxes with respect to Obsidian or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing that have not been timely paid in full. There are no pending (or, based on written notice, threatened) material audits, assessments, examinations or other actions for or relating to any Liability in respect of Taxes of Obsidian or any of its Subsidiaries. Neither Obsidian nor any of its Subsidiaries has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(f) Neither Obsidian nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary indemnification provisions in commercial Contracts entered into in the Ordinary Course of Business with vendors, customers, lenders, or landlords (an “Ordinary Course Agreement”).

(g) Neither Obsidian nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Obsidian). Neither Obsidian nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than Obsidian) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or by Contract (other than an Ordinary Course Agreement).

(h) Neither Obsidian nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(i) Neither Obsidian nor any of its Subsidiaries has entered into any transaction identified as a “reportable transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2).

(j) Neither Obsidian nor any of its Subsidiaries will be required to include any item of income or gain in, or exclude any item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in, or use of improper, method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount, advance payments or deferred revenue received or accrued on or prior to the Closing Date; or (v) intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(k) Section 3.16(k) of the Obsidian Disclosure Schedule sets forth the entity classification of Obsidian and each of its Subsidiaries for U.S. federal income tax purposes. Neither Obsidian nor any of its Subsidiaries has made an election or taken any other action to change its federal and state income tax classification from such classification.

(l) Neither Obsidian nor any of its Subsidiaries has taken or knowingly failed to take any action, nor to the Knowledge of Obsidian, are there any facts or circumstances, in each case, that would reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment.

3.17 Employee and Labor Matters; Benefit Plans.

(a) Section 3.17(a) of the Obsidian Disclosure Schedule contains a complete and accurate list of all Obsidian employees as of the date of this Agreement, setting forth for each employee: job title; classification as exempt or non-exempt for wage and hour purposes; annual base salary, hourly rate or other rates of compensation; target bonus opportunity; full-time or part-time status; date of hire; business location; status (i.e., active or inactive and if inactive, the type of leave and estimated duration); and any visa or work permit status and the date of expiration, if applicable.

(b) Section 3.17(b) of the Obsidian Disclosure Schedule contains a complete and accurate list of all of the individual independent contractors, consultants, temporary employees, leased employees or other agents employed or used by Obsidian and classified by Obsidian as other than employees, or compensated other than through wages paid by Obsidian through Obsidian’s payroll department (“Obsidian Contingent Workers”), showing for each Obsidian Contingent Worker such individual’s engagement date, role in the business, work location, and fee or compensation arrangements.

(c) Neither Obsidian nor any of its Subsidiaries is a party to, bound by the terms of, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, works council or labor organization representing any Obsidian Associate, and there are no labor unions, works council or labor organizations representing or, to the Knowledge of Obsidian, purporting to represent or seeking to represent any Obsidian Associates, including through the filing of a petition for representation election.

(d) Section 3.17(d) of the Obsidian Disclosure Schedule lists all material Obsidian Employee Plans.

(e) As applicable with respect to each material Obsidian Employee Plan, Obsidian has made available to Galera, true and complete copies of (i) the plan document, including all amendments thereto, and in the case of an unwritten Employee Plan, a written description of all material terms thereof, (ii) all related trust instruments or other funding-related documents and insurance contracts, (iii) the summary plan description and each summary of material modifications thereto, (iv) the financial statements for the most recent year for which such financial statements are available (in audited form, if available or required by ERISA) and, where applicable, annual reports required to be filed with any Governmental Authority (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination or opinion letter, (vi) written results of any required compliance testing for the three most recent plan years, and (vii) all material, non-routine notices, filings or correspondence during the past three years with any Governmental Authority.

(f) Each Obsidian Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or may rely on a favorable opinion letter with respect to such qualified status from the IRS to the effect that such plan is qualified under Section 401(a) of the Code. To the Knowledge of Obsidian, nothing has occurred that would reasonably be expected to cause the loss of the qualified status of any such Obsidian Employee Plan or the Tax exempt status of any related trust.

(g) Each Obsidian Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms and all applicable Laws, including, without limitation, the Code and ERISA. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Obsidian, threatened with respect to any Obsidian Employee Plan. All material payments and/or contributions required to have been made with respect to all Obsidian Employee Plans have been made or accrued on the financial statements of Obsidian in accordance with the terms of the applicable Obsidian Employee Plan and applicable Law and neither Obsidian nor any Obsidian ERISA Affiliate has any material Liability for any such unpaid contributions with respect to any Obsidian Employee Plan.

(h) Neither Obsidian, any of its Subsidiaries nor any of their ERISA Affiliates maintains, contributes to or is required to contribute to, or has any Liability with respect to, or has in the past six (6) years, maintained, contributed to, has been required to contribute to, or has had any Liability with respect to (i) any “employee benefit plan” (within the meaning of Section 3(2) of ERISA) that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any Multiple Employer Plan, or (iv) any Multiple Employer Welfare Arrangement.

(i) No Obsidian Employee Plan provides for medical or other welfare benefits to any service provider beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state Law requirement (the full cost of which is borne by such Person or such Person’s dependents or beneficiaries) or (ii) continuation coverage through the end of the month in which such termination or retirement occurs.

(j) No Obsidian Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.

(k) Each Obsidian Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder, and no compensation has been or would reasonably be expected to be includable in the gross income of any Obsidian Associate as a result of the operation of Section 409A of the Code.

(l) Obsidian and its Subsidiaries are, and since January 1, 2023 have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including terms and conditions of employment, worker classification, tax withholding, unemployment compensation, workers’ compensation, prohibited discrimination, harassment, equal employment, fair employment practices, meal and rest periods, work authorization and immigration status, employee safety and health, wages (including overtime wages), pay equity, affirmative action, restrictive covenants, compensation, and hours of work. Except as would not reasonably be expected to have, individually or in the aggregate, an Obsidian Material Adverse Effect, there are no, and since January 1, 2023 there have been no, Legal Proceedings pending or, to the Knowledge of Obsidian, threatened against Obsidian or any of its Subsidiaries relating to any labor or employment matters or any Obsidian Associate. Obsidian is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices.

(m) Since January 1, 2023, (i) Obsidian has not taken any action which would constitute a “plant closing”, “collective dismissal”, “group dismissal”, “group termination”, “mass termination”, or “mass layoff” within the meaning of the WARN Act, (ii) issued any written notification of a plant closing or mass layoff required by the WARN Act (nor has Obsidian or any of its Subsidiaries has been under any requirement or obligation to issue any such notification), or (iii) incurred any Liability or obligation under the WARN Act that remains unsatisfied.

(n) Since January 1, 2023, there has not been, nor to the Knowledge of Obsidian has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting Obsidian or its Subsidiaries.

(o) There is no contract, agreement, plan or arrangement to which Obsidian or any of its Subsidiaries is a party or by which it is bound to make any payment or compensate any Obsidian Associate for Taxes incurred pursuant to the Code, including, but not limited to, Section 4999 or Section 409A of the Code.

(p) None of the execution and delivery of this Agreement, the shareholder approval of this Agreement, or the consummation of the Contemplated Transactions (either alone or in conjunction with any other event, including without limitation, a termination of employment) could result in any (i) payment or benefit (including severance, forgiveness of indebtedness or otherwise) becoming due to Obsidian Associate, (ii) increase in any benefits or the compensation payable under any Obsidian Employee Plan, (iii) acceleration of the time of payment, funding or vesting of any such compensation or benefits or any loan forgiveness, (iv) restriction on the right of Obsidian or any of its Subsidiaries or, after the consummation of Contemplated Transactions, the Surviving Corporation, to merge, amend, terminate or transfer any Obsidian Employee Plan, or (v) “parachute payment” (within the meaning of Section 280G of the Code).

3.18 Environmental Matters. Since January 1, 2023, Obsidian and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by Obsidian of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in an Obsidian Material Adverse Effect. Neither Obsidian nor any of its Subsidiaries has received since January 1, 2023, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Obsidian or any of its Subsidiaries is not in compliance with any Environmental Law, and, to the Knowledge of Obsidian, there are no circumstances that may prevent or interfere with Obsidian’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have an Obsidian Material Adverse Effect. To the Knowledge of Obsidian: (a) no current or prior owner of any property leased or controlled by Obsidian or any of its Subsidiaries has received since January 1, 2023, any written notice or other communication relating to property owned or leased at any time by Obsidian or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Obsidian or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (b) neither Obsidian nor any of its Subsidiaries has any material Liability under any Environmental Law.

3.19 Insurance. Obsidian has made available to Galera accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Obsidian and its Subsidiaries. Each of such insurance policies is in full force and effect and Obsidian and its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2023, neither Obsidian nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy or (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Obsidian and its Subsidiaries has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Obsidian or such Subsidiary for which Obsidian or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Obsidian of its intent to do so.

3.20 Transactions with Affiliates. Section 3.20 of the Obsidian Disclosure Schedule describes any material transactions or relationships, since January 1, 2023, between, on one hand, Obsidian and, on the other hand, any (a) executive officer or director of Obsidian or any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent of the voting power of the outstanding shares of Obsidian Common Stock or (c) to the Knowledge of Obsidian, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than Obsidian) in the case of each of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

3.21 No Financial Advisors. Except as set forth on Section 3.20 of the Obsidian Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Obsidian.

3.22 Privacy and Data Security.

(a) Obsidian and its Subsidiaries have complied with all applicable Privacy Laws and the applicable terms of any Obsidian Contracts relating to privacy, security, collection or use of Personal Information of any individuals (including clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists) that interact with Obsidian or any of its Subsidiaries in connection with the operation of Obsidian’s and its Subsidiaries’ business, except for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Obsidian Material Adverse Effect. To the Knowledge of Obsidian, Obsidian has implemented and maintains reasonable written policies and procedures, satisfying the requirements of applicable Privacy Laws and Obsidian Contracts, concerning the privacy, security, collection and use of Personal Information (the “Obsidian Privacy Policies”) and has complied with the same, except for such noncompliance as has not to the Knowledge of Obsidian had, and would not reasonably be expected to have, individually or in the aggregate, an Obsidian Material Adverse Effect. To the Knowledge of Obsidian, as of the date hereof, no claims have been asserted or threatened against Obsidian by any Person alleging a violation of Privacy Laws, Obsidian Privacy Policies and/or the applicable terms of any Obsidian Contracts relating to privacy, security, collection or use of Personal Information of any individuals and Obsidian has not received written notice of any of the same. To the Knowledge of Obsidian, there have been no data security incidents, personal data breaches or other adverse events or incidents related to Personal Information or Obsidian data in the custody or control of Obsidian or any service provider acting on behalf of Obsidian, in each case where such incident, breach or event would result in a notification obligation to any Person under applicable law or pursuant to the terms of any Obsidian Contract.

(b) The information technology assets and equipment of Obsidian and its Subsidiaries (collectively, “Obsidian IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of Obsidian and its Subsidiaries as currently conducted, and to the Knowledge of Obsidian, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. Obsidian and its Subsidiaries have implemented and maintain commercially reasonable physical, technical and administrative safeguards to protect Personal Information processed by or on behalf of Obsidian and its Subsidiaries, any other material confidential information and the integrity and security of Obsidian IT Systems used in connection with their businesses, and during the past three years, there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or Liability or the duty to notify any other Person.

3.23 No Other Representations or Warranties. Obsidian hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Galera nor any other person on behalf of Galera makes any express or implied representation or warranty with respect to Galera or with respect to any other information provided to Obsidian, any of its stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of Galera set forth in Article IV (in each case as qualified and limited by the Galera Disclosure Schedule)) none of Obsidian, or any of its Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF GALERA

Except (i) as set forth in the written disclosure schedule delivered by Galera to Obsidian (the “Galera Disclosure Schedule”) or (ii) as disclosed in the Galera SEC Documents filed with the SEC on or before the day that is one (1) Business Day prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in the Galera SEC Documents shall not be deemed disclosed for purposes of Sections 4.1(a), 4.1(b) or 4.3, Galera represents and warrants to Obsidian as follows:

4.1 Due Organization; Subsidiaries.

(a) Each of Galera and its Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound. All of Galera’s Subsidiaries are directly or indirectly wholly owned by Galera.

(b) Each of Galera and its Subsidiaries is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Galera Material Adverse Effect.

(c) Except as set forth on Section 4.1(c) of the Galera Disclosure Schedule, Galera has no Subsidiaries and Galera does not directly or indirectly own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity. Galera is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Galera has not agreed and is not obligated to make, nor is Galera bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Galera has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

4.2 Organizational Documents. Galera has delivered to Obsidian accurate and complete copies of the Organizational Documents of Galera and its Subsidiaries. Neither Galera nor any of its Subsidiaries is in breach or violation of its Organizational Documents in any material respect.

4.3 Authority; Binding Nature of Agreement.

(a) Each of Galera and its Subsidiaries has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Galera Board (at meetings duly called and held or by written consent in lieu thereof in accordance with the Organizational Documents of Galera) has: (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Galera and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Galera vote to approve the Galera Merger. This Agreement has been duly executed and delivered by Galera, and assuming the due authorization, execution and delivery by Obsidian, constitutes the legal, valid and binding obligation of Galera, enforceable against Galera, in accordance with its terms, subject to the Enforceability Exceptions.

(b) The Parent Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the Stock Issuance, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole stockholder of Parent vote to (a) approve the Stock Issuance and (b) adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Parent, and assuming the due authorization, execution and delivery by Galera and Obsidian, constitutes the legal, valid and binding obligation of Parent, enforceable against Parent, in accordance with its terms, subject to the Enforceability Exceptions.

(c) The Obsidian Merger Sub Board and the Galera Merger Sub Board has each (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of its sole stockholder and Obsidian Merger Sub and Galera Merger Sub, respectively, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole stockholder of Obsidian Merger Sub and Galera Merger Sub, respectively, adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Obsidian Merger Sub and Galera Merger Sub, and assuming the due authorization, execution and delivery by Parent, Galera and Obsidian, constitutes the legal, valid and binding obligation of Obsidian Merger Sub and Galera Merger Sub, respectively, enforceable against Parent, in accordance with its terms, subject to the Enforceability Exceptions.

4.4 Vote Required.

(a) Assuming the effectiveness of the Annual Meeting Galera Stockholder Vote, the affirmative vote (or written consent) of the holders of a majority of the shares of Galera Common Stock outstanding on the record date for the Galera Stockholder Written Consents (including, for the avoidance of doubt, any issued and outstanding Galera Common Stock after giving effect to the Galera Preferred Stock Conversion) and entitled to vote thereon, voting as a single class, is the only vote (or written consent) of the holders of any class or series of Galera capital stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions (the “Required Galera Stockholder Approval”).

(b) The vote or Consent of Parent as the sole stockholder of Obsidian Merger Sub and Galera Merger Sub is the only vote or consent of the holders of any class or series of capital stock of Obsidian Merger Sub and Galera Merger Sub necessary to approve the Mergers and adopt this Agreement, which Consent shall be given immediately following the execution of this Agreement.

4.5 Non-Contravention; Consents.

(a) Subject to obtaining the Required Galera Stockholder Approval and the filing of the Galera Certificate of Merger required by Delaware Law, neither (x) the execution, delivery or performance of this Agreement by Galera, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Galera or its Subsidiaries;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Galera or its Subsidiaries, or any of the assets owned or used by Galera or its Subsidiaries, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Galera or its Subsidiaries or that otherwise relates to the business of Galera, or any of the assets owned, leased or used by Galera;

(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Galera Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Galera Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Galera Material Contract, (C) accelerate the maturity or performance of any Galera Material Contract or (D) cancel, terminate or modify any term of any Galera Material Contract, except in the case of any nonmaterial breach, default, penalty or modification; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Galera or its Subsidiaries (except for Permitted Encumbrances).

(b) Except for (i) any Consent set forth on Section 4.5 of the Galera Disclosure Schedule under any Galera Contract, (ii) the Required Galera Stockholder Approval, (iii) the filing of the Galera Certificate of Merger with the Secretary of State of the State of Delaware pursuant to Delaware Law and (iv) such Consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Galera nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c) The Galera Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of Delaware Law are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

4.6 Capitalization.

(a) As of the date hereof, the authorized capital stock of Galera consists of (i) 200,000,000 shares of common stock, par value $0.001 per share (“Galera Common Stock”), of which 160,429,783 shares have been issued and are outstanding as of April 9, 2026 (the “Capitalization Date”), (ii) 10,000,000 shares of Galera Preferred Stock, par value $0.001 per share, of which (A) 200,000 shares have been designated Galera Series A Preferred Stock, of which no shares are issued and are outstanding as of the Capitalization Date, and (B) 119,318.285 shares have been designated Galera Series B Preferred Stock, of which 42,839.11 shares are issued and are outstanding as of the Capitalization Date. Galera does not hold any shares of its capital stock in its treasury. Upon receipt of, and subject in all respects to, approval of the Galera stockholders and filing of the necessary amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware, the authorized capital stock of Galera shall be increased to 400,000,000 shares of Galera Common Stock, with no change to the amount of authorized Galera Preferred Stock (the “Galera Authorized Common Stock Increase”).

(b) All of the outstanding shares of Galera Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances other than under applicable securities Laws. None of the outstanding shares of Galera Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Galera Common Stock is subject to any right of first refusal in favor of Galera. Except as contemplated herein, there is no Galera Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Galera Common Stock. Galera is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Galera Common Stock or other securities.

(c) Except for the Galera Equity Plans and the Galera Options granted thereunder and the Galera ESPP, Galera does not have any stock incentive plan or any other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person and there were no other equity or equity-based awards outstanding as of the date of this Agreement. As of the Capitalization Date, Galera has reserved 16,487,209 shares of Galera Common Stock for issuance under the Galera Equity Plans, of which 10,599,059 shares are subject to outstanding Galera Options and 5,888,150 shares remain available for future grant pursuant to the Galera Equity Plans. Section 4.6(c) of the Galera Disclosure Schedule sets forth a true and complete list, as of April 9, 2026, of each outstanding Galera Option, including: (i) the name of the holder, (ii) the number of shares of Galera Common Stock subject to such Galera Option, (iii) the exercise price per share, as applicable, (iv) the date of grant, (v) the applicable vesting schedule, including any acceleration provisions and the number of vested and unvested shares, (vi) the expiration date, as applicable, and (vii) for Galera Options, whether the Galera Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Galera has made available to Obsidian accurate and complete copies of the following: (A) the standard form of agreement evidencing Galera Options; and (B) each agreement evidencing a Galera Option that does not conform in all material respects to the standard form agreement.

(d) Except as set forth on Section 4.6(c) of the Galera Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Galera, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Galera, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Galera is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Galera.

(e) All outstanding shares of Galera Common Stock and other securities of Galera have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

(f) None of Parent, Obsidian Merger Sub or Galera Merger Sub owns any shares of Obsidian Capital Stock. None of Parent, Obsidian Merger Sub or Galera Merger Sub nor any of their respective Affiliates is an “interested stockholder” of Obsidian as defined in Section 203(c) of Delaware Law.

4.7 SEC Filings; Financial Statements.

(a) Galera has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act, or, in the case of any such filing not made on a timely basis, has otherwise complied with the applicable requirements of Rule 12b-25 under the Exchange Act and subsequently made such filing, since January 1, 2023 (the “Galera SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Galera SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and as of the time they were filed, none of the Galera SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Galera SEC Documents (collectively, the “Galera Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 4.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Galera SEC Documents: (i) complied as to form in all material respects with the Securities Act and the Exchange Act, as applicable, and the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (iii) fairly present, in all material respects, the financial position of Galera as of the respective dates thereof and the results of operations and cash flows of Galera for the periods covered thereby. Other than as expressly disclosed in the Galera SEC Documents filed prior to the date hereof, there has been no material change in Galera’s accounting methods or principles that would be required to be disclosed in Galera’s financial statements in accordance with GAAP. The books of account and other financial records of Galera and each of its Subsidiaries are true and complete in all material respects.

(c) Galera’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of Galera, “independent” with respect to Galera within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of Galera, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the PCAOB thereunder.

(d) Except as set forth on Section 4.7(d) of the Galera Disclosure Schedule, Galera has not received any comment letter from the SEC or the staff thereof or any correspondence from OTCQB Market or the staff thereof relating to the delisting or maintenance of listing of Galera Common Stock on the OTCQB Market. Galera has not disclosed any unresolved comments in the Galera SEC Documents.

(e) There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of Galera, the Galera Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f) Except as set forth on Section 4.7(f) of the Galera Disclosure Schedule, Galera is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act, the Exchange Act and the applicable listing and governance rules and regulations of the OTCQB Market.

(g) Galera maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-l5(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Galera maintains records that in reasonable detail accurately and fairly reflect Galera’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Galera Board and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Galera’s assets that could have a material effect on Galera’s financial statements. Galera has evaluated the effectiveness of Galera’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Galera SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Galera has disclosed to Galera’s auditors and the Audit Committee of the Galera Board (and made available to Galera a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Galera’s ability to record, process, summarize and report financial information and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in Galera or its Subsidiaries’ internal control over financial reporting. Except as disclosed in the Galera SEC Documents filed prior to the date hereof, Galera’s internal control over financial reporting is effective and Galera has not identified any material weaknesses in the design or operation of Galera’s internal control over financial reporting.

(h) Galera’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and nonfinancial) required to be disclosed by Galera in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Galera’s principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the Galera Certifications and such disclosure controls and procedures are effective. Galera has carried out evaluation of the effectiveness of its disclosure controls and procedures as required by Rule 13a-l5 of the Exchange Act.

(i) Galera has not been and is not currently a “shell company” as defined under Section 12b-2 of the Exchange Act.

4.8 Absence of Changes. Except as set forth on Section 4.8 of the Galera Disclosure Schedule, since January 1, 2026, Galera and its Subsidiaries have conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Galera Material Adverse Effect or (b) action, event or occurrence that would have required Consent of Obsidian pursuant to Section 6.2 of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

4.9 Absence of Undisclosed Liabilities. Neither Galera nor any of its Subsidiaries has any Liability of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Galera Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Galera or its Subsidiaries since the date of the Galera Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of Galera or any of its Subsidiaries under Galera Contracts, (d) Liabilities incurred in connection with the Contemplated Transactions and the Securities Purchase Agreement and (e) Liabilities listed in Section 4.9 of the Galera Disclosure Schedule.

4.10 Title to Assets. Each of Galera and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Galera Balance Sheet and (b) all other tangible assets reflected in the books and records of Galera as being owned by Galera. All of such assets are owned or, in the case of leased assets, leased by Galera or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

4.11 Real Property; Leasehold. Neither Galera nor any of its Subsidiaries owns or has ever owned any real property. Galera has made available to Obsidian (a) an accurate and complete list of all real properties with respect to which Galera directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Galera or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Galera Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

4.12 Intellectual Property.

(a) Section 4.12(a) of the Galera Disclosure Schedule is an accurate, true and complete listing of all Galera Registered IP, including for each item (i) the record owner(s) (and name of any other Person with an ownership interest in such item of Galera Registered IP and the nature of such ownership interest, if any), jurisdiction, status, and registration or application number of each item, as applicable, (ii) all filing, registration, issuance and grant dates and (iii) any actions that are required to be taken within 180 days of the date hereof for any Galera Registered IP, including the payment of any registration, maintenance or renewal fees or the filing of or response to any documents, applications or certificates, for the purposes of prosecuting, obtaining, perfecting, maintaining or renewing any Galera Registered IP. Section 4.12(a) of the Galera Disclosure Schedule also sets forth, as of the date of this Agreement, a list of all internet domain names with respect to which Galera or any of its Subsidiaries are the registrant and, with respect to each domain name, the record owner of such domain name and if different, the legal and beneficial owner(s) of such domain name and the applicable domain name registrar. All Galera Registered IP is subsisting and in full force and effect and, to the Knowledge of Galera, all Galera Registered IP (other than pending applications) is valid and enforceable. All fees due to, and all documents, powers and other filings required to be filed with, a Governmental Authority with respect to any such Galera Registered IP have been fully and timely paid and filed as necessary for the filing, prosecuting, obtaining grant of and maintaining such item of Galera Registered IP.

(b) Section 4.12(b) of the Galera Disclosure Schedule is a true, correct and complete listing of all Galera Contracts pursuant to which any Galera IP Rights are licensed to Galera (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Galera’s or its Subsidiaries’ products or services, (B) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Galera or its Subsidiaries and their respective employees in Galera’s standard form thereof). To the Knowledge of Galera, each Galera Contract listed in Section 4.12(b) of the Galera Disclosure Schedule is in full force and effect and constitutes a legal, valid, and binding obligation of Galera, its Subsidiaries and each other party thereto, and is enforceable against Galera, its Subsidiaries and each other party thereto in accordance with its terms. To the Knowledge of Galera, neither Galera, its Subsidiaries, nor, to the Knowledge of Galera, any other party to any Galera Contract listed in Section 4.12(b) of the Galera Disclosure Schedule has been or is, or has been or is alleged to be, in material default under, or has provided or received any notice of breach under, or intention to terminate (including by non-renewal), any Galera Contract listed in Section 4.12(b) of the Galera Disclosure Schedule, except as would not reasonably be expected to have, individually or in the aggregate, a Galera Material Adverse Effect.

(c) Section 4.12(c) of the Galera Disclosure Schedule is a true, correct and complete listing of each Galera Contract pursuant to which any Person has been granted any license, sublicense, option or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Galera IP Rights (other than (i) any confidential information provided under confidentiality agreements and (ii) any Galera IP Rights nonexclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for Galera’s or its Subsidiaries’ benefit). To the Knowledge of Galera, each Galera Contract listed in Section 4.12(c) of the Galera Disclosure Schedule is in full force and effect and constitutes a legal, valid, and binding obligation of Galera, its Subsidiaries and each other party thereto, and is enforceable against Galera, its Subsidiaries and each other party thereto in accordance with its terms. Neither Galera, its Subsidiaries nor, to the Knowledge of Galera, any other party to any Galera Contract listed in Section 4.12(c) of the Galera Disclosure Schedule has provided or received any written notice of breach under, or intention to terminate (including by non-renewal), any Galera Contract listed in Section 4.12(c) of the Galera Disclosure Schedule.

(d) Except as identified on Section 4.12(d) of the Galera Disclosure Schedule, neither Galera nor any of its Subsidiaries is bound by, and no Galera Owned IP Rights are subject to, and to the Knowledge of Galera, no Galera Licensed IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Galera or any of its Subsidiaries to use, exploit, assert, or enforce any Galera IP Rights anywhere in the world.

(e) (i) Galera or one of its Subsidiaries exclusively owns all right, title, and interest to and in the Galera IP Rights (other than (A) Galera Licensed IP Rights, or co-owned rights each as identified in Section 4.12(c) of the Galera Disclosure Schedule, and (B) any non-customized software that (1) is licensed to Galera or its Subsidiaries solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Galera’s or its Subsidiaries’ products or services), (ii) all Galera Owned IP Rights and, to the Knowledge of Galera, other Galera IP Rights that are exclusively licensed to Galera are free and clear of any Encumbrances (other than Permitted Encumbrances) and (iii) Galera owns, or has a valid and enforceable right pursuant to a binding written Contract to use, all material Galera IP Rights currently used or practiced by Galera. Without limiting the generality of the foregoing:

(i) To the Knowledge of Galera, all documents and instruments necessary to register or apply for or renew registration of Galera Registered IP owned by Galera, and all documents and instruments necessary to register or apply for or renew registration of Galera Registered IP exclusively licensed to Galera, have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority. To the Knowledge of Galera, Galera has filed all statements of use and paid all renewal and maintenance fees, annuities and other fees with respect to the Galera Registered IP that are due or payable as of the date of this Agreement owned by Galera, and to the Knowledge of Galera, all documents and instruments necessary to register or apply for or renew registration of Galera Registered IP exclusively licensed to Galera.

(ii) Except for instances that would not reasonably be expected to have, individually or in the aggregate, a Galera Material Adverse Effect, to the Knowledge of Galera each Person who is or was an employee, contractor or consultant of Galera or any of its Subsidiaries and who is or was involved in the creation, discovery, reduction to practice or development of any Intellectual Property for Galera or any of its Subsidiaries has signed a valid, enforceable written agreement containing a present assignment of all right, title and interest in and to such Intellectual Property to Galera or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of Galera and its Subsidiaries.

(iii) To the Knowledge of Galera, no current or former member, officer, director, or employee of Galera or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Galera IP Rights purported to be owned by Galera. To the Knowledge of Galera, no employee of Galera or any of its Subsidiaries is (A) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Galera or such Subsidiary or (B) in breach of any Contract with any former employer or other Person concerning Galera IP Rights purported to be owned by Galera or such Subsidiary or confidentiality provisions protecting trade secrets and confidential information comprising Galera IP Rights purported to be owned by Galera or such Subsidiary.

(iv) No funding, facilities, or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Galera Owned IP Rights, or, to the Knowledge of Galera, any Galera Licensed IP Rights. To the Knowledge of Galera, no Governmental Authority has any right to (including any “step-in” or “march-in” rights with respect to), ownership of, commercialization of, or right to royalties or other payments for any Galera Owned IP Rights, or, to the Knowledge of Galera, any Galera Licensed IP Rights.

(v) Galera and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect, maintain and enforce its rights in all proprietary information that Galera or such Subsidiary holds, or purports to hold, as confidential or a trade secret.

(vi) Neither Galera nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Galera IP Rights to any other Person.

(vii) To the Knowledge of Galera, each item of Galera IP Right has been duly maintained and is not expired, abandoned or cancelled. To the Knowledge of Galera, each of the Patents included in the Galera IP Rights identifies each and every inventor of the claims thereof as determined in accordance with the applicable laws of the jurisdiction in which such Patent is issued or pending. To the Knowledge of Galera, each of Galera and its Subsidiaries and their respective patent counsel have complied with its duty of candor and disclosure and have made no material misrepresentations in the filings submitted to the applicable Governmental Authorities with respect to all Patents included in the Galera IP Rights for which Galera or any of its Subsidiaries is responsible for prosecuting.

(viii) To the Knowledge of Galera, the Galera IP Rights constitute all Intellectual Property material to or necessary for Galera to conduct its business as currently conducted or currently proposed to be conducted as of the date hereof; provided, however, that the foregoing representation is not a representation with respect to non-infringement of Intellectual Property.

(f) Galera has delivered, or made available to Obsidian, a complete and accurate copy of all material Galera IP Rights Agreements.

(g) To the Knowledge of Galera, the conduct of the business of Galera as has been conducted since January 1, 2023 and as is currently being conducted, including the manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by Galera, (i) has not violated and does not presently violate, any license or agreement between Galera or its Subsidiaries and any Person in any material respect, and (ii) to the Knowledge of Galera, has not infringed, misappropriated, or otherwise violated, and does not infringe, misappropriate or otherwise violate any valid and issued Patents or other Intellectual Property of any other Person, which infringement would reasonably be expected to have a Galera Material Adverse Effect. To the Knowledge of Galera, since January 1, 2023, no Person has engaged in the unauthorized use of, or has infringed, misappropriated, or otherwise violated any Patents within the Galera IP Rights, or otherwise violating any Galera IP Rights Agreement.

(h) As of the date of this Agreement and since January 1, 2023, neither Galera nor any of its Subsidiaries is or has been a party to any, or is the subject of any pending or, to the Knowledge of Galera, threatened in writing, Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, ownership or right to use, sell, offer for sale, license or dispose of any Galera IP Rights. None of the Galera Owned IP Rights, and to the Knowledge of Galera, any Galera Licensed IP Rights, have been adjudged invalid or unenforceable in whole or part, and all Galera Owned IP Rights, and to the Knowledge of Galera, all Galera Licensed IP Rights, are in full force and effect. Neither Galera nor any of its Subsidiaries have received any written notice asserting that any Galera IP Rights or the proposed use, sale, offer for sale, license or disposition of products, methods, or processes claimed or covered thereunder infringes or misappropriates or violates the rights of any other Person or that Galera or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person.

(i) To the Knowledge of Galera, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by Galera conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person except as would not have a Galera Material Adverse Effect. To the Knowledge of Galera, none of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Galera or its Subsidiaries has or purports to have an ownership interest has been impaired as determined by Galera in accordance with GAAP. Section 4.12(i) of the Galera Disclosure Schedule sets forth all material unregistered trademarks included in the Galera IP Rights.

(j) Except (i) as would not reasonably be expected to have a Galera Material Adverse Effect, (ii) as may be set forth in Section 4.12(j) of the Galera Disclosure Schedule or (iii) as contained in license, distribution or service agreements entered into in the Ordinary Course of Business by Galera, to the Knowledge of Galera, (A) neither Galera nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to Galera or any of its Subsidiaries, taken as a whole and (B) neither Galera nor any of its

Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(k) None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the performance by Galera of its obligations hereunder conflict or will conflict with, alter or impair any of Galera’s rights in, to and under any material Galera IP Rights or the validity, enforceability, priority, scope or duration of any material Galera IP Rights. Without limiting the foregoing, to the Knowledge of Galera, neither Galera nor any of its Subsidiaries is party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will (i) cause the grant, assignment or transfer to any other Person of any license or other right to or in any Galera IP Rights, (ii) result in breach of, default under or termination of such Contract with respect to any Galera IP Rights, (iii) alter, encumber impair or extinguish, or result in any Encumbrance with respect to the right of Galera or the Surviving Corporation and its Subsidiaries to use, sell or license or enforce any Galera IP Rights or portion thereof or (iv) result in Galera or any of its Subsidiaries being bound by or subject to any exclusivity obligations, non-compete or other restrictions on the operation or scope of their respective businesses, or to any obligation to grant any rights in or to any Galera IP Rights, except, in each of (i), (ii), (iii) and (iv), for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Galera Material Adverse Effect.

4.13 Agreements, Contracts and Commitments.

(a) Section 4.13 of the Galera Disclosure Schedule lists the following Galera Contracts in effect as of the date of this Agreement other than the Securities Purchase Agreement (each, a “Galera Material Contract” and collectively, the “Galera Material Contracts”):

(i) each Galera Contract that is a collective bargaining agreement or other agreement or arrangement with any labor union, works council or labor organization;

(ii) each Galera Contract for the employment or engagement of any individual on an employee, consulting or other basis that provides for annual base compensation in excess of $250,000;

(iii) each Galera Contract with any Galera Associate that provides for retention, change in control, transaction or other similar payments or benefits, whether or not payable as a result of the Contemplated Transactions;

(iv) each Galera Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(v) each Galera Contract containing (A) any covenant limiting the freedom of Galera or any of its Subsidiaries to engage in any line of business or compete with any Person, or limiting the development, manufacture, or distribution of Galera’s products or services, (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision;

(vi) each Galera Contract (A) pursuant to which any Person granted Galera an exclusive license under any Intellectual Property, or (B) pursuant to which Galera granted any Person an exclusive license under any Galera IP Rights;

(vii) each Galera Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $250,000 pursuant to its express terms and not cancelable without penalty;

(viii) each Galera Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $250,000 after the date of this Agreement;

(ix) each Galera Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $250,000 or creating any material Encumbrances with respect to any assets of Galera or any loans or debt obligations with officers or directors of Galera;

(x) each Galera Contract requiring payment by or to Galera after the date of this Agreement in excess of $250,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Galera, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Galera or any of its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Galera or any of its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Galera or such Subsidiary or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of Galera or any of its Subsidiaries or any Contract to sell, distribute or commercialize any products or service of Galera or any of its Subsidiaries, in each case, except for Galera Contracts entered into in the Ordinary Course of Business;

(xi) each Galera Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Galera in connection with the Contemplated Transactions;

(xii) each Galera Contract to which Galera or any of its Subsidiaries is a party or by which any of their assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, Galera or such Subsidiary in excess of $250,000;

(xiii) a Galera Real Estate Lease;

(xiv) a Contract disclosed in or required to be disclosed in Section 4.12(b) or Section 4.12(c) of the Galera Disclosure Schedule; or

(xv) any other Galera Contract that is not terminable at will (with no penalty or payment) by Galera or any of its Subsidiaries, and (A) which involves payment or receipt by Galera or such Subsidiary after the date of this Agreement under any such agreement, contract or commitment of more than $250,000 in the aggregate, or obligations after the date of this Agreement in excess of $250,000 in the aggregate or (B) that is material to the business or operations of Galera and its Subsidiaries taken as a whole.

(b) Galera has delivered or made available to Obsidian accurate and complete copies of all Galera Material Contracts, including all amendments thereto. There are no Galera Material Contracts that are not in written form. Galera has not, nor, to Galera’s Knowledge as of the date of this Agreement, has any other party to a Galera Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Galera Material Contract in such manner as would permit any other party to cancel or terminate any such Galera Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Galera Material Adverse Effect. As to Galera and its Subsidiaries, as of the date of this Agreement, each Galera Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Galera Material Contract to change, any material amount paid or payable to Galera under any Galera Material Contract or any other material term or provision of any Galera Material Contract.

4.14 Absence of Certain Agreements. As of the date hereof, neither Parent, Obsidian Merger Sub and Galera Merger Sub nor any of their respective Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), (i) pursuant to which any stockholder of Galera would be entitled to receive, in respect of any share of Parent Common Stock, consideration of a different amount or nature than the Galera Merger Shares or pursuant to which any stockholder of Galera has agreed to vote to adopt this Agreement or has agreed to vote against any Superior Offer or (ii) pursuant to which any stockholder of Galera or any of its Subsidiaries has agreed to make an investment in, or contribution to, Parent, Obsidian Merger Sub and Galera Merger Sub in connection with the transactions contemplated by this

Agreement. As of the date hereof, other than the Galera Stockholder Support Agreements and the Obsidian Stockholder Support Agreements, there are no agreements, arrangements or understandings (in each case, whether oral or written) between Galera, Parent, Obsidian Merger Sub and Galera Merger Sub or any of their respective Affiliates, on the one hand, and any member of the Galera’s management or directors, on the other hand, that relate in any way to, or are in connection with, the transactions contemplated by this Agreement or the operations of Parent, Galera or any of their Subsidiaries or, following the Galera Effective Time, the Galera Surviving Corporation or any of its Subsidiaries. None of Parent, Obsidian Merger Sub and Galera Merger Sub (or any of their respective Affiliates) has entered into any Contract with any Person prohibiting or seeking to prohibit such Person from providing or seeking to provide debt financing to any Person in connection with a transaction involving the Galera or any of its Subsidiaries in connection with the Mergers.

4.15 Compliance; Permits; Restrictions.

(a) Galera and each of its Subsidiaries is, and since January 1, 2023, has been in material compliance with all applicable Laws, including the FDCA, the PHSA, FDA regulations adopted thereunder or any other applicable Law promulgated by the FDA or other Drug Regulatory Agency. No investigation, claim, suit, proceeding, audit, Order, or other action by any Governmental Authority is pending or, to the Knowledge of Galera, threatened against Galera or any of its Subsidiaries. There is no agreement or Order binding upon Galera or any of its Subsidiaries which (i) has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Galera or any of its Subsidiaries, any acquisition of material property by Galera or any of its Subsidiaries or the conduct of business by Galera or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Galera’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) Each of Galera and its Subsidiaries holds all required Governmental Authorizations that are material to the operation of the business of Galera as currently conducted (collectively, the “Galera Permits”). Section 4.15(b) of the Galera Disclosure Schedule identifies each Galera Permit. Each of Galera and its Subsidiaries is in material compliance with the terms of the Galera Permits. No Legal Proceeding is pending or, to the Knowledge of Galera, threatened, which seeks to revoke, substantially limit, suspend, or materially modify any Galera Permit.

(c) There are no Legal Proceedings pending or, to the Knowledge of Galera, threatened in writing with respect to an alleged material violation by Galera or any of its Subsidiaries of the FDCA, PHSA, FDA regulations adopted thereunder, the Controlled Substances Act or any other applicable Law promulgated by a Drug Regulatory Agency.

(d) Each of Galera and its Subsidiaries holds all required material Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Galera as currently conducted, and, as applicable, the research, development, testing, manufacturing, packaging, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its product candidates (the “Galera Product Candidates”) (collectively, the “Galera Regulatory Permits”) and no such Galera Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any material, adverse manner, in the case of each of (i) and (ii) by a Drug Regulatory Agency. Galera has timely maintained and is in compliance in all material respects with the Galera Regulatory Permits and neither Galera nor any of its Subsidiaries has, since January 1, 2023, received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Galera Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Galera Regulatory Permit.

(e) As of the date of this Agreement, all clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Galera or its Subsidiaries, in which Galera or its Subsidiaries or their respective product candidates, including the Galera Product Candidates, have participated, were and, if still pending, are being conducted in compliance in all material respects with the applicable regulations of the Drug Regulatory Agencies and other applicable Law, including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58 and 312, 45 C.F.R. Part 46, and all other applicable Laws governing informed consent, institutional review boards, and the protection of human subjects. Other than as set forth on Section 4.15(e) of the Galera Disclosure Schedule, neither Galera nor any of its Subsidiaries has received any written notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or, to the Knowledge of Galera, threatening any action to place a clinical hold order on, or otherwise terminate, delay, or suspend any clinical studies conducted by or on behalf of, or sponsored by, Galera or any of its Subsidiaries or in which Galera or any of its Subsidiaries or its current product candidates, including the Galera Product Candidates, have participated.

(f) Neither Galera nor any of its Subsidiaries, and, to the Knowledge of Galera, any contract manufacturer in relation to its activities with respect to any Galera Product Candidate, is the subject of any pending or, to the Knowledge of Galera, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto, or any other applicable Law. To the Knowledge of Galera, neither Galera nor any of its Subsidiaries nor any contract manufacturer in relation to its activities with respect to any Galera Product Candidate has committed any acts, made any statement, or failed to make any statement, in each case in respect of Galera’s business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto, or any other applicable Law. None of Galera, any of its Subsidiaries, and to the Knowledge of Galera, any contract manufacturer in relation to its activities with respect to any Galera Product Candidate, or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion under (i) 21 U.S.C. Section 335a (ii) 42 U.S.C. § 1320a-7, or (iii) any other applicable Law. To the Knowledge of Galera, no debarment or exclusionary claims, actions, proceedings or investigations in respect of Galera’s or its Subsidiaries’ business or Galera Product Candidates are pending or threatened against Galera, any of its Subsidiaries, and to the Knowledge of Galera, any contract manufacturer in relation to its activities with respect to any Galera Product Candidate, or any of its respective officers, employees or agents. Neither Galera nor any of its Subsidiaries is a party to or has any reporting obligations under any corporate integrity agreements, monitoring agreements, deferred or non-prosecution agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Authority.

(g) All manufacturing operations conducted by, or to the Knowledge of Galera, for the benefit of, Galera or its Subsidiaries in connection with any Galera Product Candidate, since January 1, 2023, have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contained in 21 C.F.R. Parts 210, 211, 600-680 and 1271, and the applicable respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.

(h) No laboratory or manufacturing site owned by Galera or its Subsidiaries, and to the Knowledge of Galera, no manufacturing site of a contract manufacturer or laboratory, with respect to any Galera Product Candidate, (i) is subject to a Drug Regulatory Agency shutdown or import or export prohibition or (ii) has since January 1, 2023, received any unresolved Form FDA 483, notice of violation, warning letter, untitled letter, or similar correspondence or notice from the FDA or other Governmental Authority alleging or asserting material noncompliance with the FDCA, PHSA or any applicable Law, and, to the Knowledge of Galera, neither the FDA nor any other Governmental Authority is considering such action.

4.16 Legal Proceedings; Orders.

(a) Except as set forth in Section 4.16 of the Galera Disclosure Schedule, there is no pending Legal Proceeding and, to the Knowledge of Galera, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Galera or any of its Subsidiaries or any Galera Associate (in his or her capacity as such) or any of the material assets owned or used by Galera or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which Galera or any of its Subsidiaries, or any of the material assets owned or used by Galera or any of its Subsidiaries is subject. To the Knowledge of Galera, no officer or other Key Employee of Galera or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Galera or any of its Subsidiaries or to any material assets owned or used by Galera or any of its Subsidiaries.

4.17 Tax Matters.

(a) Each of Galera and each of its Subsidiaries has timely filed all income Tax Returns and all other material Tax Returns that were required to be filed by or with respect to it under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no claim has ever been made by a Governmental Authority in a jurisdiction where Galera or any of its Subsidiaries does not file a particular type of Tax Return that Galera or any of its Subsidiaries is subject to taxation by that jurisdiction that would require the filing of such a Tax Return.

(b) All material amounts of Taxes due and owing by Galera and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid. The unpaid Taxes of Galera and each of its Subsidiaries for periods (or portions thereof) ending on or prior to the date of the Galera Balance Sheet do not materially exceed the accruals for current Taxes set forth on the Galera Balance Sheet. Since the date of the Galera Balance Sheet, neither Galera nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c) Each of Galera and each of its Subsidiaries has withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d) There are no Encumbrances for material Taxes (other Encumbrances described in clause (i) of the definition of “Permitted Encumbrances”) upon any of the assets of Galera or any of its Subsidiaries.

(e) No deficiencies for a material amount of Taxes with respect to Galera or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing that have not been timely paid in full. There are no pending (or, based on written notice, threatened) material audits, assessments, examinations or other actions for or relating to any Liability in respect of Taxes of Galera or any of its Subsidiaries. Neither Galera nor any of its Subsidiaries has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(f) Neither Galera nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than Ordinary Course Agreements.

(g) Neither Galera nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Galera). Neither Galera nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than Galera) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or by Contract (other than an Ordinary Course Agreement).

(h) Neither Galera nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(i) Neither Galera nor any of its Subsidiaries has entered into any transaction identified as a “reportable transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2).

(j) Neither Galera nor any of its Subsidiaries will be required to include any item of income or gain in, or exclude any item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in, or use of improper, method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount, advance payments or deferred revenue received or accrued on or prior to the Closing Date; or (v) intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(k) Section 4.17(k) of the Galera Disclosure Schedule sets forth the entity classification of Galera and each of its Subsidiaries for U.S. federal income tax purposes. Neither Galera nor any of its Subsidiaries has made an election or taken any other action to change its federal and state income tax classification from such classification.

(l) Neither Galera nor any of its Subsidiaries has taken or knowingly failed to take any action, nor to the Knowledge of Galera, are there any facts or circumstances, in each case, that would reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment.

4.18 Employee and Labor Matters; Benefit Plans.

(a) Section 4.18(a) of the Galera Disclosure Schedule contains a complete and accurate list of all Galera employees as of the date of this Agreement, setting forth for each employee: job title; classification as exempt or non-exempt for wage and hour purposes; annual base salary, hourly rate or other rates of compensation; target bonus opportunity; full-time or part-time status; date of hire; business location; status (i.e., active or inactive and if inactive, the type of leave and estimated duration); and any visa or work permit status and the date of expiration, if applicable.

(b) Section 4.18(b) of the Galera Disclosure Schedule contains a complete and accurate list of all of the individual independent contractors, consultants, temporary employees, leased employees or other agents employed or used by Galera and classified by Galera as other than employees, or compensated other than through wages paid by Galera through Galera’s payroll department (“Galera Contingent Workers”), showing for each Galera Contingent Worker such individual’s engagement date, role in the business, work location, and fee or compensation arrangements.

(c) Neither Galera nor any of its Subsidiaries is a party to, bound by the terms of, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, works council or labor organization representing any Galera Associate, and there are no labor unions, works council or labor organizations representing or, to the Knowledge of Galera, purporting to represent or seeking to represent any Galera Associates, including through the filing of a petition for representation election.

(d) Section 4.18(d) of the Galera Disclosure Schedule lists all material Galera Employee Plans.

(e) As applicable with respect to each material Galera Employee Plan, Galera has made available to Obsidian, true and complete copies of (i) the plan document, including all amendments thereto, and in the case of an unwritten Employee Plan, a written description of all material terms thereof, (ii) all related trust instruments or other funding-related documents and insurance contracts, (iii) the summary plan description and each summary of material modifications thereto, (iv) the financial statements for the most recent year for which such financial statements are available (in audited form, if available or required by ERISA) and, where applicable, annual reports required to be filed with any Governmental Authority (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination or opinion letter, (vi) written results of any required compliance testing for the three most recent plan years, and (vii) all material, non-routine notices, filings or correspondence during the past three years with any Governmental Authority.

(f) Each Galera Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or may rely on a favorable opinion letter with respect to such qualified status from the IRS to the effect that such plan is qualified under Section 401(a) of the Code. To the Knowledge of Galera, nothing has occurred that would reasonably be expected to cause the loss of the qualified status of any such Galera Employee Plan or the Tax exempt status of any related trust.

(g) Each Galera Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms and all applicable Laws, including, without limitation, the Code and ERISA. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Galera, threatened with respect to any Galera Employee Plan. All material payments and/or contributions required to have been made with respect to all Galera Employee Plans have been made or accrued on the financial statements of Galera in accordance with the terms of the applicable Galera Employee Plan and applicable Law and neither the Galera nor any Galera ERISA Affiliate has any material Liability for any such unpaid contributions with respect to any Galera Employee Plan.

(h) Neither Galera, any of its Subsidiaries nor any of their ERISA Affiliates maintains, contributes to or is required to contribute to, or has any Liability with respect to, or has in the past six (6) years, maintained, contributed to, has been required to contribute to, or has had any Liability with respect to (i) any “employee benefit plan” (within the meaning of Section 3(2) of ERISA) that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any Multiple Employer Plan, or (iv) any Multiple Employer Welfare Arrangement.

(i) No Galera Employee Plan provides for medical or other welfare benefits to any service provider beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state Law requirement (the full cost of which is borne by such Person or such Person’s dependents or beneficiaries) or (ii) continuation coverage through the end of the month in which such termination or retirement occurs.

(j) No Galera Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.

(k) Each Galera Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code, and applicable guidance thereunder, and no compensation has been or would reasonably be expected to be includable in the gross income of any Galera Associate as a result of the operation of Section 409A of the Code.

(l) Galera and its Subsidiaries are, and since January 1, 2023 have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including terms and conditions of employment, worker classification, tax withholding, unemployment compensation, workers’ compensation, prohibited discrimination, harassment, equal employment, fair employment practices, meal and rest periods, work authorization and immigration status, employee safety and health, wages (including overtime wages), pay equity, affirmative action, restrictive covenants, compensation, and hours of work. Except as would not reasonably be expected to have, individually or in the aggregate, a Galera Material Adverse Effect, there are no, and since January 1, 2023 there have been no, Legal Proceedings pending or, to the Knowledge of Galera, threatened against Galera or any of its Subsidiaries relating to any labor or employment matters or any Galera Associate. Galera is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices.

(m) Since January 1, 2023, (i) Galera has not taken any action which would constitute a “plant closing”, “collective dismissal”, “group dismissal”, “group termination”, “mass termination”, or “mass layoff” within the meaning of the WARN Act, (ii) issued any written notification of a plant closing or mass layoff required by the WARN Act (nor has Galera or any of its Subsidiaries has been under any requirement or obligation to issue any such notification), or (iii) incurred any Liability or obligation under the WARN Act that remains unsatisfied.

(n) Since January 1, 2023, there has not been, nor to the Knowledge of Galera has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting Galera or its Subsidiaries.

(o) There is no contract, agreement, plan or arrangement to which Galera or any of its Subsidiaries is a party or by which it is bound to make any payment or compensate any Galera Associate for Taxes incurred pursuant to the Code, including, but not limited to, Section 4999 or Section 409A of the Code.

(p) None of the execution and delivery of this Agreement, the shareholder approval of this Agreement, or the consummation of the Contemplated Transactions (either alone or in conjunction with any other event, including without limitation, a termination of employment) could result in any (i) payment or benefit (including severance, forgiveness of indebtedness or otherwise) becoming due to Galera Associate, (ii) increase in any benefits or the compensation payable under any Galera Employee Plan, (iii) acceleration of the time of payment, funding or vesting of any such compensation or benefits or any loan forgiveness, (iv) restriction on the right of Galera or any of its Subsidiaries or, after the consummation of Contemplated Transactions, the Surviving Corporation, to merge, amend, terminate or transfer any Galera Employee Plan, or (v) “parachute payment” (within the meaning of Section 280G of the Code).

4.19 Environmental Matters. Since January 1, 2023, Galera and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by Galera of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Galera Material Adverse Effect. Neither Galera nor any of its Subsidiaries has received since January 1, 2023, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Galera or any of its Subsidiaries is not in compliance with any Environmental Law, and, to the Knowledge of Galera, there are no circumstances that may prevent or interfere with Galera’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Galera Material Adverse Effect. To the Knowledge of Galera: (a) no current or prior owner of any property leased or controlled by Galera or any of its Subsidiaries has received since January 1, 2023, any written notice or other communication relating to property owned or leased at any time by Galera or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Galera or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (b) neither Galera nor any of its Subsidiaries has any material Liability under any Environmental Law.

4.20 Insurance. Galera has made available to Obsidian accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Galera and its Subsidiaries. Each of such insurance policies is in full force and effect and Galera and its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2023, neither Galera nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy or (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Galera and its Subsidiaries has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Galera or such Subsidiary for which Galera or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Galera or any of its Subsidiaries of its intent to do so.

4.21 Transactions with Affiliates. Except as set forth in the Galera SEC Documents filed prior to the date of this Agreement, since the date of Galera’s last proxy statement filed with the SEC, no event has occurred that would be required to be reported by Galera pursuant to Item 404 of Regulation S-K promulgated by the SEC that has not otherwise been reported.

4.22 No Financial Advisors. Except as set forth on Section 4.22 of the Galera Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Galera.

4.23 Valid Issuance; No Bad Actor. The Galera Common Stock to be issued in the Mergers will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable. To the Knowledge of Galera, as of the date of this Agreement and as of the Closing, no “bad actor” disqualifying event described in Rule 506(d)(l)(i)-(viii) of the Securities Act (a “Disqualifying Event”) is applicable to Galera or, to Galera’s Knowledge, any Galera Covered Person, except for a Disqualifying Event as to which Rule 506(d)(2)(ii-iv) or (d)(3) of the Securities Act is applicable.

4.24 Privacy and Data Security.

(a) Galera and its Subsidiaries have complied with all applicable Privacy Laws and the applicable terms of any Galera Contracts relating to privacy, security, collection or use of Personal Information of any individuals (including clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists) that interact with Galera or any of its Subsidiaries in connection with the operation of Galera’s and its Subsidiaries’ business, except for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Galera Material Adverse Effect. To the Knowledge of Galera, Galera has implemented and maintains reasonable written policies and procedures, satisfying the requirements of applicable Privacy Laws and Galera Contracts, concerning the privacy, security, collection and use of Personal Information (“Galera Privacy Policies”) and has complied with the same, except for such noncompliance as has not to the Knowledge of Obsidian had, and would not reasonably be expected to have, individually or in the aggregate, an Obsidian Material Adverse Effect. To the Knowledge of Galera, as of the date hereof, no claims have been asserted or threatened against Galera by any Person alleging a violation of Privacy Laws, Galera Privacy Policies and/or the applicable terms of any Galera Contracts relating to privacy, security, collection or use of Personal Information of any individuals and Galera has not received written notice of any of the same. To the Knowledge of Galera, there have been no data security incidents, personal data breaches or other adverse events or incidents related to Personal Information or Galera data in the custody or control of Galera or any service provider acting on behalf of Galera, in each case where such incident, breach or event would result in a notification obligation to any Person under applicable law or pursuant to the terms of any Galera Contract.

(b) The information technology assets and equipment of Galera and its Subsidiaries (collectively, “Galera IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of Galera and its Subsidiaries as currently conducted, and to the Knowledge of Galera, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. Galera and its Subsidiaries have implemented and maintain commercially reasonable physical, technical and administrative safeguards to protect Personal Information processed by or on behalf of Galera and its Subsidiaries, any other material confidential information and the integrity and security of Galera IT Systems used in connection with their businesses, and during the past three years, there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other Person.

4.25 Concurrent PIPE Financing.

(a) Galera has delivered to Obsidian true, correct and complete copies of all definitive agreements related to the Concurrent PIPE Financing, including the Securities Purchase Agreement, pursuant to which the Purchasers (as defined in the Securities Purchase Agreement) party thereto (collectively, the “Purchasers”) have agreed, subject to the terms and conditions set forth therein, to purchase the number of shares of Galera Series C Preferred set forth therein in connection with the transactions contemplated by this Agreement. The Securities Purchase Agreement has not been amended or modified prior to the date of this Agreement and as of the date hereof, no such amendment or modification is contemplated (other than amendments or modifications that are permitted by Section 8.16 of the Securities Purchase Agreement), and as of the date hereof, the respective obligations and commitments contained in the Securities Purchase Agreement have not been withdrawn or rescinded in any respect.

(b) As of the date hereof, the Securities Purchase Agreement is in full force and effect and is the legal, valid, binding and enforceable obligation of Galera, and, to the Knowledge of Galera, each of the Purchasers. There are no conditions precedent or other contingencies related to the funding of the full amount of the Concurrent PIPE Financing, other than as expressly set forth in the Securities Purchase Agreement. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Galera or, to the Knowledge of Galera, any Purchaser under the Securities Purchase Agreement. As of the date hereof, Galera has no reason to believe that any of the conditions to the Concurrent PIPE Financing as contemplated by the Securities Purchase Agreement will not be satisfied.

4.26 No Other Representations or Warranties. Galera and its Subsidiaries hereby acknowledge and agree that, except for the representations and warranties contained in this Agreement, neither Obsidian nor any of its Subsidiaries nor any other person on behalf of Obsidian or its Subsidiaries makes any express or implied representation or warranty with respect to Obsidian or its Subsidiaries or with respect to any other information provided to Galera, its stockholders or any of its Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of Obsidian set forth in Article IV (in each case as qualified and limited by the Obsidian Disclosure Schedule)) none of Galera, its Representatives, stockholders or members, has relied on any such information (including the accuracy or completeness thereof).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to Obsidian and Galera as follows:

5.1 Due Organization. Parent is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound.

5.2 Authority; Binding Nature of Agreement. Parent has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Parent Board (at a meeting duly called and held or by written consent in lieu thereof in accordance with the Organizational Documents of Parent) has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that its stockholder vote to approve Mergers. This Agreement has been duly executed and delivered by Parent, and assuming the due authorization, execution and delivery by Galera, Obsidian, Galera Merger Sub and Obsidian Merger Sub, constitutes the legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Exceptions.

5.3 No Vote of Parent Stockholders; Required Approval. The vote or Consent of Galera as the sole stockholder of Parent is the only vote or consent of the holders of any class or series of capital stock of Parent necessary to approve the Mergers and adopt this Agreement, which Consent shall be given immediately following the execution of this Agreement.

5.4 Litigation. There are no Legal Proceedings pending, or, to the Knowledge of Parent, threatened in writing, that would reasonably be expected to be material to Parent. Parent is not subject to any Order.

5.5 Absence of Certain Agreements. As of the date hereof, other than the Obsidian Stockholder Support Agreements, the Galera Stockholder Support Agreements and the Securities Purchase Agreement, neither Parent nor any of its respective Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), (i) pursuant to which any stockholder of the Galera would be entitled to receive, in respect of any share of Parent Common Stock, consideration of a different amount or nature than the Galera Merger Shares or pursuant to which any stockholder of the Galera has agreed to vote to adopt this Agreement or has agreed to vote against any Superior Offer or (ii) pursuant to which any stockholder of the Galera or any of its Subsidiaries has agreed to make an investment in, or contribution to, Parent in connection with the transactions contemplated by this Agreement. As of the date hereof, other than the Obsidian Stockholder Support Agreements, the Galera Stockholder Support Agreements, the Obsidian Lock-Up Agreement and the Securities Purchase Agreement, there are no agreements, arrangements or understandings (in each case, whether oral or written) between Galera and Parent or any of their respective Affiliates, on the one hand, and any member of the Galera’s management or directors, on the other hand, that relate in any way to, or are in connection with, the Contemplated Transactions or the operations of the Parent, Galera or any of their Subsidiaries or, following the Galera Effective Time, the Galera Surviving Corporation or any of its Subsidiaries. None of Parent nor any of its Affiliates (which for this purpose will be deemed to include each direct investor in Galera, Parent, Obsidian Merger Sub and Galera Merger Sub) has entered into any Contract with any Person prohibiting or seeking to prohibit such Person from providing or seeking to provide debt financing to any Person in connection with a transaction involving the Galera or any of its Subsidiaries in connection with the Mergers.

5.6 Stock Ownership. Parent does not own any shares of capital stock of Obsidian. None of Parent nor any of its respective Affiliates is an “interested stockholder” of Obsidian as defined in Section 203(c) of Delaware Law.

5.7 Brokers’ Fees. There is no investment banker, broker, finder or other agent or intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Affiliates, or any of their respective officers or directors in their capacities as officers or directors, who is entitled to any advisory, banking, broker’s, finder’s or similar fee or commission in connection with the Contemplated Transactions, for which Obsidian or Galera or any of their Subsidiaries would be liable.

5.8 Parent Information. The written information supplied or to be supplied by Parent specifically for inclusion in the Galera Information Statement will not, at the time the Galera Information Statement (and any amendment or supplement thereto) is first filed with the SEC and at the time it is first disseminated to the stockholders of the Galera, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

ARTICLE VI

COVENANTS

6.1 Conduct of Obsidian’s Business.

(a) Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or unless Galera shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Galera Effective Time (the “Pre-Closing Period”), Obsidian shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the ordinary course of business and consistent with past practice and in material compliance with the applicable Law and the requirements of all Contracts that constitute Obsidian Material Contracts.

(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 6.1(b) of the Obsidian Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of Obsidian (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Obsidian shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) amend or otherwise change its Organizational Documents;

(ii) sell, lease, license or otherwise dispose of any material assets of Obsidian, or in either case, any interests therein, except (i) pursuant to existing Contracts, (ii) for sales or licensing of products to customers or (iii) otherwise in the Ordinary Course of Business;

(iii) except for the Obsidian Preferred Stock Conversion and the issuance of securities under this Agreement, take any action with respect to any equity interests of Obsidian or any of its Subsidiaries, including any issuance, sale, transfer, redemption, repurchase, recapitalization, adjustment, split, combination, reclassification, dividend, distribution or any other action in respect thereof;

(iv) create, incur, assume, guarantee or repay (other than any mandatory repayments) any indebtedness, other than the incurrence of indebtedness in the Ordinary Course of Business;

(v) issue, deliver, sell, grant, pledge, transfer, subject to any Encumbrance or dispose of any Obsidian Capital Stock or the securities of any Subsidiary of Obsidian;

(vi) create or otherwise incur any Encumbrance on any material asset of Obsidian or any of its Subsidiaries, other than Permitted Encumbrances;

(vii) make any loans, advances or capital contributions to, or investments in, any Person other than in the Ordinary Course of Business;

(viii) adversely amend or otherwise adversely modify in any material respect or terminate (excluding any expiration in accordance with its terms) any Contract listed in Section 3.12 of the Obsidian Disclosure Schedule, other than any amendment or modification entered into in the Ordinary Course of Business and containing terms not materially less favorable to Obsidian than the terms of such Contract in effect as of the date of this Agreement;

(ix) enter into any Contract that would be required to be disclosed in Section 3.12 of the Obsidian Disclosure Schedule if such Contract were in effect as of the date of this Agreement, other than any such Contract entered into in the Ordinary Course of Business;

(x) except as required by any Obsidian Employee Plan or applicable Law, (i) increase any salary, wage or other compensation or benefit to, or enter into or amend any employment, retention, change-in-control, termination or severance agreement with, any Obsidian Associate, other than annual increases in base compensation in the Ordinary Course of Business with respect to employees whose annual base compensation is less than $500,000 and provided that such increases do not, individually or in the aggregate, result in any material increase in costs, obligations or liabilities for Obsidian and its Subsidiaries, (ii) grant or pay any bonuses to any Obsidian Associate, (iii) establish, enter into or adopt any new material Obsidian Employee Plan or any plan, program, policy, agreement or arrangement that would be a material Obsidian Employee Plan if it was in effect on the date hereof or amend or modify, in a manner that would, individually or in the aggregate, materially increase costs, obligations or liabilities for Obsidian and its Subsidiaries or the Surviving Corporation, any existing Obsidian Employee Plan or accelerate the vesting of any compensation (including stock options, restricted stock, restricted stock units, phantom units, warrants, other shares of capital stock or rights of any kind to acquire any shares of capital stock or equity-based awards) for the benefit of any Obsidian Associate, (iv) grant to any Obsidian Associate any right to receive, or pay to any Obsidian Associate, any severance, change in control, transaction, retention, termination or similar compensation or benefits or increases therein, (v) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any Obsidian Associate, (vi) grant any new long-term incentive or equity-based awards, or amend or modify the terms of any such outstanding awards other than in the Ordinary Course of Business to newly hired employees or (vii) hire, terminate (other than for cause), promote or change the employment status or title of any Obsidian Associate, except that in each case for (i) through (vii) in this Section 6.1(b), Obsidian shall be permitted to take any action as set forth herein in the Ordinary Course of Business;

(xi) adopt, enter into, amend or terminate any collective bargaining agreement or Contract with any labor union, works council or labor organization;

(xii) settle any material Legal Proceeding involving Obsidian or any of its Subsidiaries or relating to the transactions contemplated by this Agreement;

(xiii) make or change any material Tax election, change any annual Tax accounting period, enter into any closing agreement with a Governmental Authority with respect to material Taxes or settle any Tax claim with respect to material Taxes, in each case, except if such action would not reasonably be expected to have a material and adverse effect on Obsidian following the Closing;

(xiv) take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment;

(xv) make any material change in any method of financial accounting or financial accounting practice of Obsidian or any of its Subsidiaries, except for any such change required by reason of a change in GAAP or other applicable financial accounting standards;

(xvi) other than in connection with actions contemplated by this Agreement, adopt, approve, consent to or propose any change in the Organizational Documents of Obsidian or any of its Subsidiaries; or

(xvii) agree or commit to do any of the foregoing.

(c) Notwithstanding any provision herein to the contrary (including the foregoing provisions of this Section 6.1), Obsidian may, subject to the terms and conditions set forth on Section 6.1(c) of Obsidian Disclosure Schedule, execute the Permitted Obsidian Bridge Financing Agreements and shall cause shall cause each counterparty to each Permitted Obsidian Bridge Financing Agreement to execute an Obsidian Stockholder Support Agreement concurrently with the execution of such Permitted Obsidian Bridge Financing Agreement. Obsidian (i) shall permit Galera and its counsel to review and comment on the Permitted Obsidian Bridge Financing Agreements and; (ii) shall consider any comments received by Galera in good faith and shall accept all reasonable additions, deletions or changes suggested by Galera and its counsel in connection therewith; and (iii) shall not sign any agreements, contracts or other definitive documents (not including term sheets or letters of intent) related to the Permitted Obsidian Bridge Financing without first providing Galera and its counsel the opportunity to exercise their rights under clauses (i) and (ii) above.

(d) Nothing contained in this Agreement shall give Parent or Galera, directly or indirectly, the right to control or direct the operations of Obsidian prior to the Obsidian Effective Time. Prior to the Obsidian Effective Time, Obsidian shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

6.2 Conduct of Galera’s Business.

(a) Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or unless Obsidian shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, Galera shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the ordinary course of business and consistent with past practice and in material compliance with the applicable Law and the requirements of all Contracts that constitute Galera Material Contracts.

(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 6.2(b) of the Galera Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of Obsidian (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Galera shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) except in connection with the Annual Meeting Galera Stockholder Vote, the Galera Reverse Stock Split and the Galera Authorized Common Stock Increase, amend or otherwise change its Organizational Documents;

(ii) sell, lease, license or otherwise dispose of any material assets of Galera, or in either case, any interests therein, except (i) pursuant to existing Contracts, (ii) for sales or licensing of products to customers or (iii) otherwise in the Ordinary Course of Business;

(iii) except in connection with the Galera Preferred Stock Conversion, the Galera Reverse Stock Split, the Galera Authorized Common Stock Increase and the issuance of securities under this Agreement, take any action with respect to any equity interests of Galera or any of its Subsidiaries, including any issuance, sale, transfer, redemption, repurchase, recapitalization, adjustment, split, combination, reclassification, dividend, distribution or any other action in respect thereof;

(iv) create, incur, assume, guarantee or repay (other than any mandatory repayments) any indebtedness, other than the incurrence of indebtedness in the Ordinary Course of Business;

(v) issue, deliver, sell, grant, pledge, transfer, subject to any Encumbrance or dispose of any Galera Common Stock or the securities of any Subsidiary of Galera;

(vi) create or otherwise incur any Encumbrance on any material asset of Galera, other than Permitted Encumbrances;

(vii) make any loans, advances or capital contributions to, or investments in, any Person other than in the Ordinary Course of Business;

(viii) adversely amend or otherwise adversely modify in any material respect or terminate (excluding any expiration in accordance with its terms) any Contract listed in Section 4.13 of the Galera Disclosure Schedule, other than any amendment or modification entered into in the Ordinary Course of Business and containing terms, not materially less favorable to Galera than the terms of such Contract in effect as of the date of this Agreement;

(ix) enter into any Contract that would be required to be disclosed in Section 4.13 of the Galera Disclosure Schedule if such Contract were in effect as of the date of this Agreement, other than any such Contract entered into in the Ordinary Course of Business;

(x) except as required by any Galera Employee Plan or applicable Law, (i) increase any salary, wage or other compensation or benefit to, or enter into or amend any employment, retention, change-in-control, termination or severance agreement with, any Galera Associate, other than annual increases in base compensation in the Ordinary Course of Business with respect to employees whose annual base compensation is less than $250,000 and provided that such increases do not, individually or in the aggregate, result in any material increase in costs, obligations or liabilities for Galera and its Subsidiaries, (ii) grant or pay any bonuses to any Galera Associate, (iii) establish, enter into or adopt any new material Galera Employee Plan or any plan, program, policy, agreement or arrangement that would be a material Galera Employee Plan if it was in effect on the date hereof or amend or modify, in a manner that would, individually or in the aggregate, materially increase costs, obligations or liabilities for Galera and its Subsidiaries or the Surviving Corporation, any existing Galera Employee Plan or accelerate the vesting of any compensation (including stock options, restricted stock, restricted stock units, phantom units, warrants, other shares of capital stock or rights of any kind to acquire any shares of capital stock or equity-based awards) for the benefit of any Galera Associate, (iv) grant to any Galera Associate any right to receive, or pay to any Galera Associate, any severance, change in control, transaction, retention, termination or similar compensation or benefits or increases therein, (v) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any Galera Associate, (vi) grant any new long-term incentive or equity-based awards, or amend or modify the terms of any such outstanding awards or (vii) hire, terminate (other than for cause), promote or change the employment status or title of any Galera Associate;

(xi) adopt, enter into, amend or terminate any collective bargaining agreement or Contract with any labor union, works council or labor organization;

(xii) settle any material Legal Proceeding involving Galera or relating to the transactions contemplated by this Agreement;

(xiii) make or change any material Tax election, change any annual Tax accounting period, enter into any closing agreement with a Governmental Authority with respect to material Taxes or settle any Tax claim with respect to material Taxes, in each case, except if such action would not reasonably be expected to have a material and adverse effect on Galera following the Closing;

(xiv) take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment;

(xv) make any material change in any method of financial accounting or financial accounting practice of Galera, except for any such change required by reason of a change in GAAP or other applicable financial accounting standards;

(xvi) other than in connection with actions contemplated by this Agreement, adopt, approve, consent to or propose any change in the Organizational Documents of Galera; or

(xvii) agree or commit to do any of the foregoing.

(c) Notwithstanding the generality of the foregoing, nothing set forth in this Section 6.2(b) shall restrict Galera’s rights to effectuate the Concurrent PIPE Financing upon the terms set forth in the Securities Purchase Agreement on the date hereof. Nothing contained in this Agreement shall give Parent or Obsidian, directly or indirectly, the right to control or direct the operations of Galera prior to the Galera Effective Time. Prior to the Galera Effective Time, Galera shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations. Notwithstanding any provision herein to the contrary (including the foregoing provisions of this Section 6.2), Galera may execute the Permitted Galera Bridge Financing Agreements and shall cause each counterparty to each Permitted Galera Bridge Financing Agreement to execute a Galera Stockholder Support Agreement concurrently with the execution of such Permitted Galera Bridge Financing Agreement. Galera (A) shall permit Obsidian and its counsel to review and comment on the Permitted Galera Bridge Financing Agreements and; (B) shall consider any comments received by Obsidian in good faith and shall accept all reasonable additions, deletions or changes suggested by Obsidian and its counsel in connection therewith; and (C) shall not sign any agreements, contracts or other definitive documents (not including term sheets or letters of intent) related to the Permitted Galera Bridge Financing without first providing Obsidian and its counsel the opportunity to exercise their rights under clauses (A) and (B) above.

6.3 Conduct of Parent’s Business.

(a) Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or unless Obsidian shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, Parent shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the ordinary course of business and consistent with past practice and in material compliance with the applicable Law.

(b) Except (i) as required by applicable Law or (iv) with the prior written consent of Obsidian (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Parent shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) sell, lease, license or otherwise dispose of any material assets of Parent, or in either case, any interests therein, except (i) pursuant to existing Contracts, (ii) for sales or licensing of products to customers or (iii) otherwise in the Ordinary Course of Business;

(ii) take any action with respect to any equity interests of Parent or any of its Subsidiaries, including any issuance, sale, transfer, redemption, repurchase, recapitalization, adjustment, split, combination, reclassification, dividend, distribution or any other action in respect thereof;

(iii) create, incur, assume, guarantee or repay (other than any mandatory repayments) any indebtedness;

(iv) issue, deliver, sell, grant, pledge, transfer, subject to any Encumbrance or dispose of any Parent Common Stock or the securities of any Subsidiary of Parent;

(v) create or otherwise incur any Encumbrance on any material asset of Parent or any of its Subsidiaries, other than Permitted Encumbrances;

(vi) make any loans, advances or capital contributions to, or investments in, any Person other than in the Ordinary Course of Business ;

(vii) enter into any Contract;

(viii) hire or terminate any employees;

(ix) settle any material Legal Proceeding involving Parent or relating to the transactions contemplated by this Agreement;

(x) make or change any material Tax election, change any annual Tax accounting period, enter into any closing agreement with a Governmental Authority with respect to material Taxes or settle any Tax claim with respect to material Taxes, in each case, except if such action would not reasonably be expected to have a material and adverse effect on Parent following the Closing;

(xi) take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment;

(xii) make any material change in any method of financial accounting or financial accounting practice of Parent or any of its Subsidiaries, except for any such change required by reason of a change in GAAP or other applicable financial accounting standards;

(xiii) other than in connection with actions contemplated by this Agreement, adopt, approve, consent to or propose any change in the Organizational Documents of Parent or any of its Subsidiaries; or

(xiv) agree or commit to do any of the foregoing.

6.4 Access and Investigation.

(a) Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable written notice, Galera, on the one hand, and Obsidian, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (i) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its

Subsidiaries, (ii) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request, (iii) permit the other Party’s officers and other employees to meet (with virtual meeting sufficient), during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem reasonably necessary or appropriate, and (iv) promptly provide the other Party with copies, when available, of unaudited financial statements or management accounts, and communications sent by or on behalf of such Party to its stockholders or any material notice, report or other document filed with or sent to or received from any Governmental Authority in connection with the Contemplated Transactions. Any investigation conducted by either Galera or Obsidian pursuant to this Section 6.4 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.

(b) Notwithstanding anything herein to the contrary in this Section 6.4, no access or examination contemplated by this Section 6.4 shall be permitted to the extent that it would require any Party or its Subsidiaries to waive the attorney-client privilege or attorney work product privilege, conflict with any third party confidentiality obligations to which such Party is bound, or violate any applicable Law; provided, that such Party or its Subsidiary (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (ii) shall provide to the other Party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information) and (iii) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver.

6.5 No Solicitation.

(a) Each of Galera and Obsidian agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, assist, initiate, engage, or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (ii) furnish any nonpublic information regarding such party to any Person or group (other than in a Party to this Agreement or its Representatives) in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage, encourage or participate in discussions or negotiations with any Person or group with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 7.2 and Section 7.3), (v) negotiate, execute or enter into any letter of intent, agreement in principle, acquisition agreement or any other Contract contemplating or otherwise relating to any Acquisition Transaction, (vi) take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (vii) release any Person from, or waive any provision of, any confidentiality agreement to which such Party is a party, the release or waiver of which could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, or (viii) publicly propose to do any of the following.

(b) Notwithstanding anything contained in this Section 6.5 and subject to compliance with this Section 6.5, prior to obtaining the Required Galera Stockholder Approval, Galera may furnish nonpublic information regarding Galera and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide, unsolicited, written Acquisition Proposal by such Person which the Galera Board determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither Galera nor any Representative of Galera shall have breached this Section 6.5 in any material respect, (B) the Galera Board concludes in good faith, after consulting with outside counsel, that the failure to take such action would reasonably be expected to constitute a violation of the Galera Board’s fiduciary duties under applicable Law, (C) at least one (1) Business Day prior to initially furnishing any such nonpublic information to, or enter into discussions with, such Person, (D) Galera receives from such Person an executed Acceptable Confidentiality Agreement and (E) at least one (1) Business Day prior to furnishing any such nonpublic information to such Person, Galera furnishes such nonpublic information to Obsidian (to the extent such information has not been previously furnished by Galera to Obsidian). Without limiting the generality of the foregoing, each party acknowledges and agrees that, in the event any Representative of such party takes any action that, if taken by such party, would constitute a breach of this Section 6.5 by such party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 6.5 by such party for purposes of this Agreement.

(c) Notwithstanding anything contained in this Section 6.5 and subject to compliance with this Section 6.5, prior to obtaining the Required Obsidian Stockholder Approval, Obsidian may furnish nonpublic information regarding Obsidian and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide, unsolicited, written Acquisition Proposal by such Person which the Obsidian Board determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither Obsidian nor any Representative of Obsidian shall have breached this Section 6.5 in any material respect, (B) Obsidian Board concludes in good faith, after consulting with outside counsel, that the failure to take such action would reasonably be expected to constitute a violation of Obsidian Board’s fiduciary duties under applicable Law, (C) at least one (1) Business Day prior to initially furnishing any such nonpublic information to, or enter into discussions with, such Person, (D) Obsidian receives from such Person an executed Acceptable Confidentiality Agreement and (E) at least one (1) Business Day prior to furnishing any such nonpublic information to such Person, Obsidian furnishes such nonpublic information to Galera (to the extent such information has not been previously furnished by Obsidian to Galera).

(d) If any Party or any Representative of such Party receives an unsolicited Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one (1) Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) notify the other Party in writing of such Acquisition Proposal or Acquisition Inquiry, which notification shall contain the details of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry and either a copy of such Acquisition Proposal if in writing or a written summary of the terms thereof). Such Party shall keep the other Party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.

(e) Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information provided to such Person as soon as reasonably practicable after the date of this Agreement.

6.6 Notification of Certain Matters.

(a) During the Pre-Closing Period, each of Obsidian, on the one hand, and Galera, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions, (ii) any non-compliance with any Law is alleged or any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any director, officer or Key Employee of such Party, in each case, in such person’s capacity as such, (iii) such Party becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement or (iv) the failure of such Party to timely comply with any covenant or obligation of such Party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article VIII impossible or materially less likely or could otherwise materially impact the consummation of the Contemplated

Transactions. No such notice shall be deemed to supplement or amend the Obsidian Disclosure Schedule or the Galera Disclosure Schedule for the purpose of (A) determining the accuracy of any of the representations and warranties made by Obsidian or Galera in this Agreement or (B) determining whether any condition set forth in Article VIII has been satisfied. Any failure by either Party to provide notice pursuant to this Section 6.6 shall not be deemed to be a breach for purposes of Section 8.2(b) or 8.3(b), as applicable, unless such failure to provide such notice was material, knowing and intentional.

(b) During the Pre-Closing Period, Galera shall use reasonable best efforts to consult with Obsidian during the negotiation process for, and prior to taking any material action with respect to, any amendment to, sublicense or the potential early termination of the agreements related to the Galera Real Estate Leases, and shall consider any input received from Obsidian in good faith prior to taking any such action.

6.7 Galera Options. Prior to the Closing, the Galera Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide (a) each outstanding Galera Option that is not a Galera ITM Option will be cancelled for no consideration and (b) that the vesting and exercisability of each unexpired, unexercised and unvested Galera ITM Option shall be accelerated in full, in each case, effective as of immediately prior to the Galera Effective Time, contingent on the occurrence of the Closing.

6.8 Reserved.

6.9 Galera ESPP. As soon as reasonably practicable following the date of this Agreement, the Galera Board shall adopt appropriate resolutions to provide that (a) no offering periods or purchase periods shall be commenced following or in addition to any offering period underway as of the date hereof under the Galera ESPP (the “Current Offering Period”), (b) no payroll deductions or other contributions shall be made or effected after the Current Offering Period with respect to the Galera ESPP, and (c) each Galera ESPP participant’s accumulated contributions under the Galera ESPP shall be returned to the participant in accordance with the terms of the Galera ESPP.

6.10 Concurrent PIPE Financing.

(a) Subject to the terms and conditions of this Agreement, the Parties shall use commercially reasonable efforts to obtain the Concurrent PIPE Financing on the terms and conditions described in the Securities Purchase Agreement and satisfy the conditions to the Concurrent PIPE Financing as described in the Securities Purchase Agreement and shall not permit any termination, amendment or modification to be made to, or any waiver of any provision under, or any replacement of, the Securities Purchase Agreement if such termination, amendment, modification, waiver or replacement (i) reduces the aggregate amount of the Concurrent PIPE Financing or (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Concurrent PIPE Financing, or otherwise expands, amends or modifies any other provision of the Securities Purchase Agreement, in a manner that would reasonably be expected to (x) delay or prevent the funding of the Concurrent PIPE Financing (or satisfaction of the conditions to the Concurrent PIPE Financing) at or substantially simultaneously with the Closing or (y) adversely impact the ability of a Party to enforce its rights against other parties to the Securities Purchase Agreement. Each Party shall promptly deliver to the other Parties copies of any such termination, amendment, modification, waiver or replacement.

(b) The Parties shall use commercially reasonable efforts (i) to maintain in effect the Securities Purchase Agreement, (ii) to enforce its rights under the Securities Purchase Agreement and (iii) to comply with its obligations under the Securities Purchase Agreement.

(c) Each Party shall give the other Parties prompt notice (i) of any breach or default by any party to the Securities Purchase Agreement or definitive agreements related to the Concurrent PIPE Financing of which such Party becomes aware, (ii) of the receipt of any written notice or other written communication from any purchaser with respect to any (x) actual breach, default, termination or repudiation by any party to the Securities Purchase

Agreement or definitive agreements related to the Concurrent PIPE Financing of any provisions of the Securities Purchase Agreement or definitive agreements related to the Concurrent PIPE Financing or (y) material dispute or disagreement relating to the Concurrent PIPE Financing with respect to the obligation to fund the Concurrent PIPE Financing at or substantially simultaneously with the Closing, and (iii) if at any time for any reason a Party believes in good faith that it will not be able to obtain all or any portion of the Concurrent PIPE Financing on the terms and conditions, in the manner or from the sources contemplated by the Securities Purchase Agreement or definitive agreements related to the Concurrent PIPE Financing. Each Party shall promptly provide information reasonably requested by the other Parties relating to the circumstances referred to in clauses (i), (ii) or (iii) of the immediately preceding sentence.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1 Registration Statement; Information Statement.

(a) As promptly as practicable (but in any event, no later than five (5) Business Days after the date of this Agreement, (i) Galera, in cooperation with Obsidian, shall prepare and file with the SEC an information statement relating to the Required Galera Stockholder Approval to be obtained in connection with the Mergers (together with any amendments thereof or supplements thereto, the “Galera Information Statement”) and (ii) Parent and Galera in cooperation with Obsidian, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which the Galera Information Statement shall be included as a part (the Galera Information Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued by virtue of the Mergers and the Concurrent PIPE Financing. Each of Parent, Galera and Obsidian shall use their commercially reasonable efforts to respond promptly to any comments of the SEC or its staff and to cause the Registration Statement to become effective as promptly as practicable, and shall take all or any action required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of Parent Common Stock pursuant to the Mergers. Each of the Parties shall furnish all information concerning itself and their Affiliates, as applicable, to the other Parties as the other Parties may reasonably request in connection with such actions and the preparation of the Registration Statement and Galera Information Statement.

(b) Parent and Galera each covenant and agree that the Registration Statement (and the letter to stockholders included therewith) will (i) comply as to form in all material respects with the requirements of applicable U.S. federal securities laws and Delaware Law, and (ii) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Obsidian covenants and agrees that the information supplied by or on behalf of Obsidian, concerning itself, to Parent and Galera for inclusion in the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, none of Parent, Galera or Obsidian makes any covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders included therewith), if any, based on information provided by the other party or any of their Representatives regarding such other party or its Affiliates for inclusion therein.

(c) Galera shall use commercially reasonable efforts to cause the Galera Information Statement to be mailed to Galera’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act.

(d) If at any time before the Closing (i) any Party (A) becomes aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement, (B) receives notice of any SEC request for an amendment or supplement to the

Registration Statement or for additional information related thereto, or (C) receives SEC comments on the Registration Statement, or (ii) the information provided in the Registration Statement has become “stale” and new information should be disclosed in an amendment or supplement to the Registration Statement; then, in each case such party, as the case may be, shall promptly inform the other parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC (and, if appropriate, in mailing such amendment or supplement to Parent and Galera stockholders) or otherwise addressing such SEC request or comments and each party shall use their commercially reasonable efforts to cause any such amendment to become effective, if required. Each of Parent and Galera shall promptly notify Obsidian if it becomes aware (1) that the Registration Statement has become effective, (2) of the issuance of any stop order or suspension of the qualification or registration of the Parent Common Stock issuance in connection with the Mergers and the Concurrent PIPE Financing for offering or sale in any jurisdiction, or (3) any order of the SEC related to the Registration Statement, and shall promptly provide to Obsidian copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or staff of the SEC, on the other hand, with respect to the Registration Statement and all orders of the SEC relating to the Registration Statement.

(e) Obsidian shall reasonably cooperate with Parent and Galera and provide, and cause its Representatives to provide, Parent, Galera and their Representatives, with all true, correct and complete information regarding Obsidian and its Subsidiaries that is required by law to be included in the Registration Statement or reasonably requested by Parent to be included in the Registration Statement. Without limiting their respective obligations in Section 6.6(a), each of Galera and Obsidian will use commercially reasonable efforts to cause to be delivered to Parent a letter of their respective independent accounting firms, dated no more than two (2) Business Days before the date on which the Registration Statement becomes effective (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

(f) Obsidian and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC. No filing of, or amendment or supplement to, the Registration Statement will be made by Parent, and no filing of, or amendment or supplement to, the Registration Statement will be made by Parent, in each case, without the prior consent of Obsidian, which shall not be unreasonably withheld, conditioned or delayed.

(g) Galera will use commercially reasonable efforts to cause Galera’s independent accounting firm to deliver any Consent that Parent is required to file with the SEC with respect to the inclusion of the independent accounting firm’s opinion on the audited financial statements of Galera in any filing of the Registration Statement with the SEC.

7.2 Obsidian Stockholder Approval.

(a) Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than two (2) Business Days thereafter, Obsidian shall prepare, with the cooperation of Galera, and cause to be mailed to its stockholders an information statement, which shall include a copy of the Galera Information Statement, and the Obsidian Stockholder Written Consent, in order to solicit the approval of Obsidian’s stockholders, including but not limited to Obsidian’s stockholders sufficient for the Required Obsidian Stockholder Approval in lieu of a meeting pursuant to Section 228 of Delaware Law, for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions, and (ii) acknowledging that the approval given thereby is irrevocable. Obsidian shall use its reasonable best efforts to cause Obsidian’s stockholders sufficient for the Required Obsidian Stockholder Approval to execute and deliver to Obsidian the Obsidian Stockholder Written Consent promptly following delivery thereof, and in any event no later than fifteen (15) days after the Registration Statement has been declared effective. Promptly following receipt of the duly executed Obsidian Stockholder Written Consent, Obsidian shall deliver a copy of the duly executed Obsidian Stockholder Written Consent to Galera. Under no circumstances shall Obsidian assert that any other approval or

Consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions. In connection with the Obsidian Stockholder Written Consent, Obsidian shall take all actions necessary or advisable to comply in all material respects, and shall comply in all material respects, with Delaware Law, including Section 228 and Section 262 thereof, and the Organizational Documents of Obsidian.

(b) Obsidian agrees that, subject in all respects to Section 7.2(c): (i) the Obsidian Board shall use commercially reasonable efforts to solicit stockholder approval within the timeframe set forth in Section 7.2(a) (the recommendation of the Obsidian Board that Obsidian’s stockholders vote to adopt and approve this Agreement being referred to as the “Obsidian Board Recommendation”) and (ii) the Obsidian Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Obsidian Board shall not publicly propose to withhold, amend, withdraw or modify the Obsidian Board Recommendation) in a manner adverse to Parent or Galera, and no resolution by the Obsidian Board or any committee thereof to withdraw or modify the Obsidian Board Recommendation in a manner adverse to Parent or Galera or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (ii), collectively, an “Obsidian Board Adverse Recommendation Change”).

(c) Notwithstanding anything to the contrary contained in Section 7.2(b), and subject to compliance with Section 6.5 and Section 7.2, at any time prior to the receipt of the Required Obsidian Stockholder Approval, (i) if Obsidian receives a bona fide, unsolicited, written Superior Offer or (ii) as a result of a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequences thereof or (B) the fact, in and of itself, that Obsidian meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of Obsidian that occurs or arises after the date of this Agreement (a “Obsidian Intervening Event”), the Obsidian Board may make an Obsidian Board Adverse Recommendation Change if, but only if (i) in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (1) Obsidian Board determines in good faith, after consulting with outside legal counsel and reasonably considering all relevant factors, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (2) Obsidian has, and has caused its financial advisors and outside legal counsel to, during the Obsidian Notice Period, negotiate with Galera in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer (to the extent Galera desires to negotiate) and (3) if after Galera shall have delivered to Obsidian an irrevocable written offer to alter the terms or conditions of this Agreement during the Obsidian Notice Period, the Obsidian Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Obsidian Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) Galera receives written notice from Obsidian confirming that the Obsidian Board has determined to change its recommendation at least four (4) Business Days in advance of the Obsidian Board Adverse Recommendation Change (the “Obsidian Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Obsidian Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Obsidian Notice Period, Galera shall be entitled to deliver to Obsidian one or more counterproposals to such Acquisition Proposal and Obsidian will, and cause its Representatives to, negotiate with Galera in good faith (to the extent Galera desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration or percentage of the combined company that Obsidian’s stockholders would receive as a result of such potential Superior Offer), Obsidian shall be required to provide Galera with notice of such material amendment and the Obsidian Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Obsidian Notice Period following such notification during which the Parties shall comply again with the requirements of this Section 7.2(c) and the Obsidian Board shall not make an Obsidian Board Adverse Recommendation Change prior to the end of such Obsidian Notice Period as so extended (it being understood that there may be multiple extensions) or (ii) in the case of an Obsidian Intervening Event, Obsidian promptly notifies Galera, in writing, within the Obsidian Notice Period before making an Obsidian Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Company Intervening Event and that the Obsidian Board intends to make an Obsidian Board Adverse Recommendation Change.

7.3 Galera Stockholder Approval.

(a) Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than two (2) Business Days thereafter, Galera shall use its reasonable best efforts to obtain from the Specified Stockholders the duly executed Galera Stockholder Written Consent; provided, that, in the event that the Annual Meeting Galera Stockholder Vote has not resulted in the affirmative approval by the Galera stockholders of the ability to act by written consent, then Galera shall use its reasonable best efforts to promptly call a special meeting of its stockholders to seek approval of this Agreement and the Contemplated Transactions in accordance with Section 7.14. Promptly following receipt of the duly executed Galera Stockholder Written Consent, Galera shall deliver a copy of the duly executed Galera Stockholder Written Consent to Obsidian. Assuming approval is received in the Annual Meeting Galera Stockholder Vote, under no circumstances shall Galera assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions. In connection with the Galera Stockholder Written Consent, Galera shall take all actions necessary or advisable to comply in all material respects, and shall comply in all material respects, with Delaware Law, including Section 228 and Section 262 thereof, and the Organizational Documents of Galera.

(b) Galera agrees that, subject in all respects to Section 7.3(c), (i) the Galera Board shall recommend that the holders of Galera Common Stock approve the Galera Stockholder Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 7.3(a) above, (ii) in the event that the Annual Meeting Galera Stockholder Vote is not obtained, then the proxy statement filed in accordance with Section 7.14(b) shall include a statement to the effect that the Galera Board recommends that Galera’s stockholders vote to approve the Galera Stockholder Matters (the recommendation of the Galera Board being referred to as the “Galera Board Recommendation”) and (iii) the Galera Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Galera Board shall not publicly propose to withhold, amend, withdraw or modify the Galera Board Recommendation) in a manner adverse to Obsidian, and no resolution by the Galera Board or any committee thereof to withdraw or modify the Galera Board Recommendation in a manner adverse to Obsidian or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iii), collectively, a “Galera Board Adverse Recommendation Change”).

(c) Notwithstanding anything to the contrary contained in Section 7.3(b), and subject to compliance with Section 6.5 and Section 7.3, at any time prior to the approval of the Galera Stockholder Matters by the Required Galera Stockholder Approval, (i) if Galera receives a bona fide, unsolicited, written Superior Offer or (ii) as a result of a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequences thereof or (B) the fact, in and of itself, that Galera meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of Galera that occurs or arises after the date of this Agreement (a “Galera Intervening Event”), the Galera Board may make a Galera Board Adverse Recommendation Change if, but only if (i) in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (1) the Galera Board determines in good faith, after consulting with outside legal counsel and reasonably considering all relevant factors, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (2) Galera has, and has caused its financial advisors and outside legal counsel to, during the Galera Notice Period, negotiate with Obsidian in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer (to the extent Obsidian desires to negotiate) and (3) if after Obsidian shall have delivered to Galera an irrevocable written offer to alter the terms or conditions of this Agreement during the Galera Notice Period, the Galera Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Galera Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) Obsidian receives written notice from Galera confirming that the Galera Board has determined to change its recommendation at least four (4) Business Days in advance of the Galera Board Adverse Recommendation Change (the “Galera Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Galera Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Galera Notice Period, Obsidian shall be entitled to deliver to Galera one or more counterproposals to such Acquisition Proposal and Galera will, and cause its Representatives to, negotiate with Obsidian in good faith (to the extent Obsidian desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration or percentage of the combined company that Galera’s stockholders would receive as a result of such potential Superior Offer), Galera shall be required to provide Obsidian with notice of such material amendment and the Galera Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Galera Notice Period following such notification during which the parties shall comply again with the requirements of this Section 7.3(c) and the Galera Board shall not make a Galera Board Adverse Recommendation Change prior to the end of such Galera Notice Period as so extended (it being understood that there may be multiple extensions) or (ii) in the case of a Galera Intervening Event, Galera promptly notifies Obsidian, in writing, within the Galera Notice Period before making a Galera Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Galera Intervening Event and that the Galera Board intends to make a Galera Board Adverse Recommendation Change.

(d) Unless this Agreement is validly terminated pursuant to Section 10.1(j) or the Organizational Documents of Galera have not been amended to provide the Galera stockholders with a right to act by written consent due to an adverse outcome in the Annual Meeting Galera Stockholder Vote, Galera’s obligation to obtain from the Specified Stockholders the duly executed Galera Stockholder Written Consent in accordance with Section 7.3(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any withdrawal or modification of the Galera Board Recommendation or any Galera Board Adverse Recommendation Change.

(e) Nothing contained in this Agreement shall prohibit Galera or the Galera Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided however, that any disclosure made by Galera or the Galera Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Galera is unable to take a position with respect to the bidder’s tender offer unless the Galera Board determines in good faith, after consultation with its outside legal counsel, that such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

7.4 Efforts; Regulatory Approvals; Transaction Litigation.

(a) The Parties shall use commercially reasonable efforts to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the Contemplated Transactions, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect, and (iii) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of the Contemplated Transactions.

(b) Notwithstanding the generality of the foregoing, each Party shall use commercially reasonable efforts to file or otherwise submit, within five (5) Business Days after the date of this Agreement, all applications, notices, reports and other documents (if any) required to be filed by such Party with or otherwise submitted by such Party to any Governmental Authority with respect to the transactions contemplated hereby, and to submit promptly any additional information requested by any such Governmental Authority.

(c) Without limiting the generality of the foregoing, Galera or Obsidian, as applicable (hereinafter, the “Transaction Litigation Party”), shall give the other Party prompt (but not later than within two (2) Business Days) written notice of any “demand letter,” investigation by a Governmental Authority, or any Legal Proceeding initiated, or threatened in writing against the Transaction Litigation Party and/or its directors or officers relating to this Agreement or the Contemplated Transactions (the “Transaction Litigation”) (including by providing copies of all pleadings or correspondence with respect thereto) and keep the other Party reasonably informed with respect to the status thereof. The Transaction Litigation Party shall, on behalf of the Parties hereto, control and lead all communications and strategy relating to any Transaction Litigation. The Transaction Litigation Party will (i) give the other Party the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation, (ii) consult with the other Party with respect to the defense, settlement and prosecution of any Transaction Litigation, (iii) consider in good faith the other Party’s advice with respect to such Transaction Litigation and (iv) not settle or consent or agree to settle or compromise any Transaction Litigation without the other Party’s prior written consent and no such settlement shall (A) impose any liability or obligation on Obsidian, Galera or Parent, (B) affect the consideration or timing of the Closing, or (C) include any admission of wrongdoing by Obsidian, Galera or Parent, in each case without the such Party’s prior written consent. Without otherwise limiting the rights of current or former directors and officers of the Transaction Litigation Party with regard to the right to counsel, following the Galera Effective Time, current or former directors and officers of the Transaction Litigation Party with rights to indemnification as described in Section 7.6 shall be entitled to retain a single counsel, selected by such indemnified parties, to represent them in connection with the defense of any Transaction Litigation as it relates to such directors and officers.

7.5 Disclosures. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any of its Representative to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of Obsidian and Galera may make any statement in response to questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by Obsidian and Galera in compliance with this Section 7.5. Notwithstanding the foregoing, a Party need not consult with any other Parties in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 7.3(d) or with an Acquisition Proposal, or Galera Board Adverse Recommendation Change with respect to Galera only pursuant to Section 7.3(e).

7.6 Indemnification of Officers and Directors.

(a) From the Galera Effective Time through the sixth anniversary of the date on which the Galera Effective Time occurs, each of Parent, the Obsidian Merger Surviving Corporation, and the Galera Merger Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Galera Effective Time, a director or officer of Galera or Obsidian, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Galera or of Obsidian, whether asserted or claimed prior to, at or after the Galera Effective Time, in each case, to the fullest extent permitted under Delaware Law. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Parent, the Obsidian Merger Surviving Corporation, and the Galera Merger Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to each of Parent, the Obsidian Merger Surviving Corporation, and the Galera Merger Surviving Corporation, to the extent then required by Delaware Law, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. No other form of undertaking shall be required. All rights to indemnification, exculpation and advancement of expenses or other protection in respect of any claim asserted or made, and for which a D&O Indemnified Party delivers a written notice to Parent prior to the sixth (6th) anniversary of the Galera Effective Time asserting a claim for such protections pursuant to this Section 7.6, shall continue until the final disposition of such claim.

(b) The provisions of Galera Merger Surviving Corporation’s Organizational Documents with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Galera that are presently set forth in Galera’s Organizational Documents shall not be amended, modified or repealed for a period of six years from the Galera Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Galera Effective Time, were officers or directors of Galera, unless such modification is required by applicable Law. The Galera Merger Surviving Corporation’s Organizational Documents shall contain, and Galera shall cause the certificate of incorporation of the Galera Merger Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in Galera’s Organizational Documents.

(c) From and after the Galera Effective Time, (i) the Obsidian Merger Surviving Corporation shall fulfill and honor in all respects the obligations of Obsidian to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Obsidian’s Organizational Documents and pursuant to any indemnification agreements between Obsidian and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Obsidian Effective Time and (ii) the Galera Merger Surviving Corporation shall fulfill and honor in all respects the obligations of Galera to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Galera’s Organizational Documents and pursuant to any indemnification agreements between Galera and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Galera Effective Time.

(d) From and after the Galera Effective Time, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Galera. In addition, Galera shall purchase, prior to the Galera Effective Time, a six-year prepaid “D&O tail policy” for the non-cancellable extension of directors’ and officers’ liability coverage of Galera’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Galera Effective Time with respect to any claim related to any period of time at or prior to the Galera Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Galera’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Galera by reason of him or her serving in such capacity that existed or occurred at or prior to the Galera Effective Time (including in connection with this Agreement or the Contemplated Transactions or in connection with Galera’s initial public offering of shares of Galera Common Stock).

(e) From and after the Galera Effective Time, Galera shall pay all expenses, including reasonable and documented attorneys’ fees, that are incurred by the persons referred to in this Section 7.6 in connection with their enforcement of the rights provided to such persons in this Section 7.6.

(f) The provisions of this Section 7.6 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Galera and Obsidian by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives.

(g) In the event Parent, the Galera Merger Surviving Corporation or the Obsidian Merger Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Galera Merger Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 7.6. Parent shall cause the Galera Merger Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 7.6.

7.7 Tax Matters.

(a) All transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the transactions contemplated hereby (collectively, “Transfer Taxes”) shall be borne and paid by Galera. The Person required by applicable law shall timely file any Tax Return or other document with respect to such Transfer Taxes.

(b) At the Closing, Obsidian shall deliver to Galera a certificate pursuant to Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h), together with a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h), in each case, in form and substance reasonably acceptable to Galera; provided, however, that Galera’s only remedy for Obsidian’s failure to provide such form or certificate will be to withhold from the payments to be made pursuant to this Agreement any required withholding Tax under Section 1445 of the Code, and Obsidian’s failure to provide any such form or certificate will not be deemed to be a failure of the conditions set forth in Section 7.7 to have been met.

(c) The parties intend that, for United States federal income tax purposes, the Mergers will qualify for the Intended Tax Treatment and the Parties agree not to take any action (or fail to take any action) inconsistent with the Intended Tax Treatment. The Mergers shall be reported by the parties for all Tax purposes in accordance with the foregoing, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code. The parties shall cooperate with each other and their respective counsel to document and support the Tax treatment of the Mergers as qualifying for the Intended Tax Treatment, including in the event the SEC requests or requires an opinion with respect to any discussion in a registration statement of the United States federal income Tax consequences of the Mergers to the stockholders of either Obsidian or Galera. If such an opinion is requested or required by the SEC, it shall be provided by the tax advisor of the party receiving the request and shall be provided solely with respect to the consequences for that party’s stockholders. Each party shall execute and deliver customary tax representation letters to the applicable tax advisor in form and substance reasonably satisfactory to such advisor upon which such advisor shall be entitled to rely in rendering such tax opinion.

7.8 Listing. From the date hereof until the Galera Effective Time and the Obsidian Effective Time, Galera shall maintain its existing listing on the OTCQB Market until the Galera Effective Time. After the execution of this Agreement and as promptly as reasonably practicable in accordance with applicable Law, the Parties shall prepare and Obsidian shall file with Nasdaq a listing application (the “Nasdaq Listing Application”) for the listing of shares of Parent Common Stock on Nasdaq and shall use commercially reasonable efforts to cause the listing of shares of Parent Common Stock is authorized for listing on Nasdaq prior to the Obsidian Effective Time, subject to official notice of issuance. Each Party and its Subsidiaries shall prepare and furnish all information (including any required financial statements) concerning itself as may reasonably be requested in connection with such actions and the preparation of the Nasdaq Listing Application, provided that no Party shall use any such information for any other purpose without the prior written consent of the providing Party (which consent shall not be unreasonably withheld, conditioned or delayed) or if doing so would violate or cause a violation of applicable Law or other applicable securities Laws. Each of Parent and Galera authorizes Obsidian to utilize in the Nasdaq Listing Application and in all such filed materials the information concerning Parent and its Subsidiaries and Galera and its Subsidiaries furnished by each of Parent and Galera, respectively. Each Party will reasonably promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its Representatives. The Parties not filing the Nasdaq Listing Application will cooperate with the Obsidian as reasonably requested by Obsidian with respect to the Nasdaq Listing Application and promptly furnish to such Party all information concerning itself, its members and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 7.8.

7.9 Legends. Parent shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Parent Common Stock to be received in the Mergers by equityholders of Galera who may be considered “affiliates” of Parent for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Parent Common Stock.

7.10 Officers and Directors.

(a) Directors and Officers of Parent.

(i) Parent shall cause, effective as of the Obsidian Effective Time, the Parent Board to consist of six individuals selected by the Obsidian Board as set forth on Section 7.10(a)(i) of the Obsidian Disclosure Schedule.

(ii) Parent shall cause the directors and officers of Parent listed on Section 7.10(a)(ii) of the Obsidian Disclosure Schedule to sign written resignations in forms reasonably satisfactory to Obsidian, dated on or before the Closing Date and effective as of the Obsidian Effective Time.

(iii) Immediately following the Obsidian Effective Time, Parent shall take all necessary action to appoint the officers of Obsidian to become the equivalent officers of Parent until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

(b) Directors and Officers of the Galera Merger Surviving Corporation.

(i) The Parties shall take all actions necessary (A) so that from and after the Galera Effective Time, the Galera Merger Surviving Corporation’s board of directors shall be constituted with those members as set forth on Section 7.10(b) of the Obsidian Disclosure Schedule and (B) to secure the resignations of the existing members of the board of directors of the Galera Merger Surviving Corporation.

(ii) The Parties shall take all actions necessary so that the officers of Obsidian immediately prior to the Galera Effective Time shall, from and after the Galera Effective Time, be the officers of the Galera Merger Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

(c) Directors and Officers of the Obsidian Merger Surviving Corporation.

(i) The Parties shall take all actions necessary (A) so that from and after the Obsidian Effective Time, the Obsidian Merger Surviving Corporation’s board of directors shall be constituted with those members as set forth on Section 7.10(c) of the Obsidian Disclosure Schedule and (B) to secure the resignations of the existing members of the board of directors of the Obsidian Merger Surviving Corporation.

(ii) The Parties shall take all actions necessary so that the officers of Obsidian immediately prior to the Obsidian Effective Time shall, from and after the Obsidian Effective Time, be the officers of the Obsidian Merger Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

7.11 Termination of Certain Agreements and Rights. Obsidian shall cause any stockholder agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between Obsidian and any holders of Obsidian Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights to be terminated immediately prior to the Obsidian Effective Time, without any liability being imposed on the part of Obsidian or the Obsidian Merger Surviving Corporation.

7.12 Section 16 Matters. Prior to the Galera Effective Time, Galera shall take all such steps as may be required to cause any acquisitions of Galera Common Stock and Galera Options in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Galera, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.13 Allocation Certificate. Obsidian will prepare and deliver to Parent and Galera at least two (2) Business Days prior to the Closing Date a certificate signed by an executive officer of Obsidian in a form reasonably acceptable to Galera setting forth (as of immediately prior to the Obsidian Effective Time) (a) each holder of Obsidian Capital Stock, (b) such holder’s name and address, (c) the number and type of Obsidian Capital Stock held as of the Closing Date for each such holder and (d) the number of shares of Parent Common Stock to be issued to such holder pursuant to this Agreement in respect of the Obsidian Capital Stock held by such holder as of immediately prior to the Obsidian Effective Time (the “Allocation Certificate”). For the avoidance of doubt, the Allocation Certificate shall be prepared in good faith, in accordance with the Organizational Documents of Obsidian and contracts applicable to Obsidian Capital Stock, Obsidian Options and the Banc of California, Inc. Warrant, and shall show each holder’s percentage ownership interest in Obsidian on a fully diluted basis.

7.14 Galera Organizational Documents.

(a) Galera will use its reasonable best efforts to solicit and obtain the Annual Meeting Galera Stockholder Vote and to seek approval from its stockholders to amend its Organizational Documents and to effect amendments to its Organizational in order to permit stockholder action by written consent prior to the Galera Effective Time.

(b) In the event that Galera does not obtain the Annual Meeting Galera Stockholder Vote, Galera shall use its reasonable best efforts to call, give notice of and hold a meeting of the holders of Galera Common Stock (the “Galera Stockholder Meeting”) to present one or more proposals to the stockholders in order to obtain the Required Galera Stockholder Approval and shall file the preliminary proxy statement in connection with the Galera Stockholder Meeting as promptly as reasonably practicable under applicable securities Law, but in any event within seven (7) Business Days of not obtaining the Annual Meeting Galera Stockholder Vote. The Galera Stockholder Meeting shall be held as promptly as practicable under applicable securities Law after the Galera Information Statement is first mailed to the stockholders of Galera and in any event no later than forty-five (45) calendar days after the date on which the Galera Information Statement is first mailed to the stockholders of Galera. Galera shall take reasonable measures to ensure that all proxies solicited in connection with the Galera Stockholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Galera Stockholder Meeting, or a date preceding the date on which the Galera Stockholder Meeting is scheduled, Galera reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Galera Stockholder Approval, whether or not a quorum would be present or (ii) it will not have sufficient shares of Galera Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Galera Stockholder Meeting, Galera may postpone or adjourn, or make one or more successive postponements or adjournments of, the Galera Stockholder Meeting as long as the date of the Galera Stockholder Meeting is not postponed or adjourned more than an aggregate of thirty (30) days in connection with any postponements or adjournments.

(c) Galera agrees that the Galera Board shall recommend that the holders of Galera Common Stock vote to approve the Galera Stockholder Matters and shall solicit such approval within the timeframe set forth in Section 7.14(b) above and the proxy statement shall include the Galera Board Recommendation.

7.15 Obligations of Merger Subs. Parent will take all action necessary to cause each of Galera Merger Sub and Obsidian Merger Sub to perform its obligations under this Agreement and to consummate the Mergers on the terms and conditions set forth in this Agreement.

7.16 Takeover Statutes. If any takeover statute is or may become applicable to the Contemplated Transactions, each of Obsidian, the Obsidian Board, Galera and the Galera Board, as applicable, shall grant such approvals and take such actions as are necessary, to the extent permitted by Law, so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Contemplated Transactions.

7.17 Parent Equity Plans.

(a) Prior to the Galera Effective Time, Parent will use commercially reasonable efforts to cause the Parent Board to adopt the 2026 Equity Incentive Plan, subject to the Closing and effective as of the Galera Effective Time, and will include provisions in the Registration Statement for the stockholders of Parent to approve the 2026 Equity Incentive Plan. Subject to the approval of the 2026 Equity Incentive Plan by the stockholders of Parent prior to the Galera Effective Time, Parent shall file with the SEC, promptly after the Galera Effective Time and at Galera’s expense, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to the 2026 Equity Incentive Plan.

(b) Prior to the Galera Effective Time, Parent will use commercially reasonable efforts to cause the Parent Board to adopt the 2026 ESPP, subject to the Closing and effective as of the Galera Effective Time, and will include provisions in the Registration Statement for the stockholders of Parent to approve the 2026 ESPP. Subject to the approval of the 2026 ESPP by the stockholders of Parent prior to the Galera Effective Time, Parent shall file with the SEC, promptly after the Galera Effective Time and at Galera’s expense, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to the 2026 ESPP.

(c) For the avoidance of doubt, approval of the 2026 Plans by the stockholders of Parent shall not be a condition to Closing.

7.18 Galera 401(k) Plan. Unless otherwise requested by Obsidian in writing at least ten (10) business days prior to the Closing Date, the Galera Board shall take (or cause to be taken) all actions to adopt such resolutions as may be necessary or appropriate to terminate, effective no later than the day prior to the Closing Date, any Galera Employee Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a “Galera 401(k) Plan”). If Galera is required to terminate any Galera 401(k) Plan, then Galera shall provide to Obsidian prior to the Closing Date written evidence of the adoption by the Galera Board of resolutions authorizing the termination of such Galera 401(k) Plan (the form and substance of which shall be subject to the reasonable prior review and approval of Obsidian).

ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE MERGER

8.1 Conditions Precedent to Obligations of Each Party. The obligations of each Party to effect the Mergers and otherwise consummate the Contemplated Transactions are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

(a) No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Authority of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

(b) Galera shall have obtained the Required Galera Stockholder Approval, and Obsidian shall have obtained the Required Obsidian Stockholder Approval.

(c) The approval of the listing of shares of Parent Common Stock on Nasdaq shall have been obtained and the shares of Parent Common Stock to be issued in the Mergers pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

(d) The Securities Purchase Agreement shall be in full force and effect and not subject to any termination, rescission or material adverse modification, and all conditions to the funding thereunder shall have been satisfied or waived (other than those to be satisfied at Closing) and cash proceeds of not less than the Concurrent PIPE Financing shall have been received by Galera, or will be received by Galera substantially simultaneously with the Closing, in connection with the consummation of the transactions contemplated by the Securities Purchase Agreement.

(e) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding seeking a stop order with respect to such Registration Statement that has not been withdrawn.

8.2 Conditions Precedent to Obligations of Obsidian. The obligations of Obsidian to effect the Mergers and otherwise consummate the Contemplated Transactions are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by Obsidian, at or prior to the Closing, of each of the following conditions:

(a) Each of the Galera Fundamental Representations shall have been true, complete and correct in all respects as of the date of this Agreement and shall be true, complete and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Galera Capitalization Representations shall have been true, complete and correct in all respects as of the date of this Agreement and shall be true, complete and correct on and as of immediately prior to the Galera Effective Time with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate, (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date) or (z) representations and warranties contingent on stockholder approval (such as with respect to the Galera Authorized Common Stock Increase) shall not be deemed inaccurate to the extent such stockholder approval was not received. The representations and warranties of Galera contained in this Agreement (other than the Galera Fundamental Representations and the Galera Capitalization Representations) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (i) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Galera Material Adverse Effect (without giving effect to any references therein to any Galera Material Adverse Effect or other materiality qualifications) or (ii) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (i), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the

Galera Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

(b) Galera, Parent, Obsidian Merger Sub and Galera Merger Sub shall have performed or complied in all material respects with all covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c) A Galera Material Adverse Effect shall not have occurred since the date of this Agreement and be continuing.

(d) The existing shares of Galera Common Stock shall have been continually listed on the OTCQB Market as of and from the date of this Agreement through the Closing Date.

(e) Galera shall have delivered to Obsidian a certificate (the “Galera Closing Certificate”), dated the Closing Date and signed by an executive officer of Galera, certifying to the effect that the conditions set forth in Sections 8.2(a), 8.2(b) and 8.2(c) have been satisfied.

(f) All conditions to the Galera Merger shall have been satisfied or waived (other than those to be satisfied at Closing) and the Galera Certificate of Merger shall have been filed by Parent, or will be filed by Parent substantially simultaneously with the Obsidian Certificate of Merger.

8.3 Conditions Precedent to Obligations of Galera, Parent, Obsidian Merger Sub and Galera Merger Sub. The obligations of Galera, Parent, Obsidian Merger Sub and Galera Merger Sub to effect the Mergers and otherwise consummate the Contemplated Transactions are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by Galera, Obsidian Merger Sub and Galera Merger Sub, at or prior to the Closing, of each of the following conditions:

(a) Each of the Obsidian Fundamental Representations shall have been true, complete and correct in all respects as of the date of this Agreement and shall be true, complete and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Obsidian Capitalization Representations shall have been true, complete and correct in all respects as of the date of this Agreement and shall be true and correct on and as of immediately prior to the Obsidian Effective Time with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Obsidian contained in this Agreement (other than the Obsidian Fundamental Representations and the Obsidian Capitalization Representations) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (i) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have an Obsidian Material Adverse Effect (without giving effect to any references therein to any Obsidian Material Adverse Effect or other materiality qualifications) or (ii) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Obsidian Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

(b) Obsidian shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c) An Obsidian Material Adverse Effect shall not have occurred since the date of this Agreement and be continuing.

(d) Obsidian shall have delivered to Galera a certificate (the “Obsidian Closing Certificate”), dated the Closing Date and signed by an executive officer of Obsidian, certifying to the effect that (i) the conditions set forth in Sections 8.3(a), 8.3(b) and 8.3(c) have been satisfied and (ii) the information set forth in the Allocation Certificate delivered by Obsidian in accordance with Section 7.13 is true and accurate in all respects as of the Closing Date.

(e) The Obsidian Lock-Up Agreements will continue to be in full force and effect as of immediately following the Obsidian Effective Time.

(f) All conditions to the Obsidian Merger shall have been satisfied or waived (other than those to be satisfied at Closing) and the Obsidian Certificate of Merger shall have been filed by Parent, or will be filed by Parent substantially simultaneously with the Galera Certificate of Merger.

8.4 Frustration of Closing Conditions. Galera may not rely on the failure of any conditions set forth in Sections 8.1 or 8.3 to be satisfied if the primary cause of such failure was the failure of Galera to perform any of its obligations under this Agreement. Obsidian may not rely on the failure of any conditions set forth in Sections 8.1 or 8.2 to be satisfied if the primary cause of such failure was the failure of Obsidian to perform any of its obligations under this Agreement.

ARTICLE IX

CLOSING DELIVERIES

9.1 Closing Deliveries of Obsidian. The obligations of Galera, Parent, Obsidian Merger Sub and Galera Merger Sub to effect the Mergers and otherwise consummate the Contemplated Transactions are subject to Galera receiving the following documents, each of which shall be in full force and effect, or the written waiver by Galera of delivery:

(a) the Obsidian Stockholder Written Consents;

(b) the Allocation Certificate; and

(c) the Obsidian Closing Certificate.

9.2 Closing Deliveries of Galera. The obligations of Obsidian to effect the Mergers and otherwise consummate the Contemplated Transactions are subject to Obsidian receiving the following documents, each of which shall be in full force and effect, or the written waiver by Obsidian of delivery:

(a) the Galera Net Cash Schedule;

(b) the Galera Closing Certificate;

(c) subject to Section (h), the executed CVR Agreement; and

(d) written resignations in forms satisfactory to Obsidian, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Galera who are not to continue as officers or directors of Galera pursuant to Section 7.10 hereof.

ARTICLE X

TERMINATION

10.1 Termination. This Agreement may be terminated, and the Mergers and the Contemplated Transactions may be abandoned at any time prior to the Closing Date, whether before or (subject to the terms hereof) after approval of the Galera Stockholder Matters by Galera’s stockholders, unless otherwise specified below:

(a) by mutual written consent of Galera and Obsidian;

(b) by either Galera and Obsidian if the Mergers shall not have been consummated by August 14, 2026 (subject to possible extension as provided in this Section 10.1(b), the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to Galera or Obsidian if such Party’s action or failure to act has been a principal cause of the failure of the Mergers to occur on or before the Outside Date and such action or failure to act constitutes a breach of this Agreement; provided, further, however, that, in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is twenty-five (25) days prior to the Outside Date, then either Galera or Obsidian shall be entitled to extend the Outside Date for an additional ninety (90) days;

(c) by either Galera and Obsidian if a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d) by Galera if the Required Obsidian Stockholder Approval shall not have been obtained and evidence thereof delivered to Galera within fifteen (15) days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Obsidian Stockholder Approval has been obtained, Galera may not terminate this Agreement pursuant to this Section 10.1(d);

(e) by Obsidian if the Required Galera Stockholder Approval shall not have been obtained and evidence thereof delivered to Obsidian within fifteen (15) days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Galera Stockholder Approval has been obtained, Obsidian may not terminate this Agreement pursuant to this Section 10.1(e); provided, further, however that in the event that the Annual Meeting Galera Stockholder Vote is not obtained, then Obsidian may not terminate this Agreement pursuant to this Section 10.1(e) until such time that the Required Galera Stockholder Approval is not obtained at a special meeting of holders of Galera Common Stock held to seek the Required Galera Stockholder Approval in accordance with Section 7.14;

(f) by Obsidian (at any time prior to the approval of the Galera Stockholder Matters by the Required Galera Stockholder Approval) if a Galera Triggering Event shall have occurred;

(g) by Galera (at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Obsidian Stockholder Approval) if (i) an Obsidian Triggering Event shall have occurred or (ii) the Obsidian Board or any committee thereof shall have made an Obsidian Board Adverse Recommendation Change;

(h) by Obsidian, upon a material breach of any representation, warranty, covenant or agreement set forth in this Agreement by Galera, Parent, Obsidian Merger Sub or Galera Merger Sub or if any representation or warranty of Galera shall have become inaccurate such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Obsidian is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Galera’s representations and warranties or breach by Galera, Parent, Obsidian Merger Sub or Galera Merger

Sub is curable by Galera, Parent, Obsidian Merger Sub or Galera Merger Sub, as applicable, then this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from Obsidian to Galera of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy if such breach by Galera, Parent, Obsidian Merger Sub or Galera Merger Sub is cured prior to such termination becoming effective);

(i) by Galera, upon a material breach of any representation, warranty, covenant or agreement set forth in this Agreement by Obsidian, or if any representation or warranty of Obsidian shall have become inaccurate, in either case, such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that none of Galera, Parent, Obsidian Merger Sub or Galera Merger Sub is then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Obsidian’s representations and warranties or breach by Obsidian is curable by Obsidian, then this Agreement shall not terminate pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from Galera to Obsidian of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy if such breach by Obsidian is cured prior to such termination becoming effective);

(j) by Galera (at any time prior to obtaining the Required Galera Stockholder Approval) and following compliance with all of the requirements set forth in the proviso to this Section 10.1(j), concurrently with Galera’s entering into a definitive agreement for a Superior Offer (a “Permitted Alternative Agreement”); provided, however, that Galera shall not enter into any Permitted Alternative Agreement unless: (i) Obsidian shall have received written notice from Galera of Galera’s intention to enter into such Permitted Alternative Agreement at least four (4) Business Days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, including the identity of the counterparty together with copies of the then current draft of such Permitted Alternative Agreement and any other related principal transaction documents, (ii) Galera shall have complied with its obligations under Section 6.5 and Section 7.3 (including with respect to delivery of all required written notices), and (iii) the Galera Board shall have determined in good faith, after consultation with its outside legal counsel and reasonable consideration of relevant factors, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law;

(k) by Obsidian (at any time prior to obtaining the Required Obsidian Stockholder Approval) and following compliance with all of the requirements set forth in the proviso to this Section 10.1(k), concurrently with Obsidian’s entering into a Permitted Alternative Agreement and after having paid to Galera the Obsidian Termination Fee pursuant to Section 10.3(f); provided, however, that Obsidian shall not enter into any Permitted Alternative Agreement unless: (i) Galera shall have received written notice from Obsidian of Obsidian’s intention to enter into such Permitted Alternative Agreement at least four (4) Business Days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, including the identity of the counterparty together with copies of the then current draft of such Permitted Alternative Agreement and any other related principal transaction documents, (ii) Obsidian shall have complied with its obligations under Section 6.5 and Section 7.2 (including with respect to delivery of all required written notices), and (iii) the Obsidian Board shall have determined in good faith and reasonable consideration of relevant factors, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law; or

(l) by Obsidian, if the approval of the listing of shares of Parent Common Stock on Nasdaq shall (i) have been denied by Nasdaq or (ii) not have been obtained and the Obsidian Board has determined, in good faith and after consultation with its outside counsel, that such approval is not reasonably likely to be obtained; provided, however, that the right to terminate this Agreement under this Section 10.1(k) shall not be available to Obsidian if Obsidian’s action or failure to act has been a principal cause of the failure of such approval being obtained and such action or failure to act constitutes a material breach of this Agreement.

The Party desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

10.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 10.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 10.2, Section 10.3, and Article XI shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 10.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

10.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 10.3 all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Contemplated Transactions are consummated; provided, however, that Galera and Obsidian shall share equally all fees and expenses incurred in relation to the printing and filing with the SEC of any filings with the SEC, including without limitation the Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto, and paid to a financial printer or the SEC with respect to filing and registration fees.

(b) If this Agreement is terminated by Galera pursuant to Section 10.1(i), Section 10.1(d) or clause (ii) of Section 10.1(g) or by Obsidian pursuant to Section 10.1(k), then Obsidian shall, within two (2) Business Days of delivering notice of termination in accordance therewith, pay Galera a non-refundable fee in an amount equal to $1,000,000, plus up to $250,000 in reasonable and documented out-of-pocket third party expenses incurred by Galera in connection with the Contemplated Transactions (the “Obsidian Termination Fee”) by wire transfer of immediately available funds to an account designated by Galera. The Obsidian Termination Fee is non-refundable and shall not be credited against any other payment.

(c) If this Agreement is terminated by Obsidian pursuant to Section 10.1(h) or by Galera pursuant to 10.1(j), then then Galera shall, within two (2) Business Days of delivering notice of termination in accordance therewith, pay Obsidian a non-refundable fee in an amount equal to $500,000, plus up to $250,000 in reasonable and documented out-of-pocket third party expenses incurred by Obsidian in connection with the Contemplated Transactions (the “Galera Termination Fee” and, together with the Obsidian Termination Fee, the “Termination Fees”) by wire transfer of immediately available funds to an account designated by Obsidian. The Galera Termination Fee is non-refundable and shall not be credited against any other payment.

(d) If either Party fails to pay when due the Termination Fee owed by it under this Section 10.3, then (i) such Party shall further reimburse the other Party for any additional reasonable and documented out-of-pocket costs and expenses (including reasonable and documented fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by such Party of its rights under this Section 10.3 and (ii) the defaulting Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” at large United States money center banks (as published in the Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

(e) The Parties agree that, subject to Section 10.2, the payment of the Termination Fee set forth in this Section 10.3 shall be the sole and exclusive remedy of a Party following a termination of this Agreement by the other Party, it being understood that in no event shall the Party required to pay the individual fees or damages payable pursuant to this Section 10.3 be required to pay on more than one occasion. Subject to Section 10.2, following the termination of this Agreement under the circumstances described in this Section 10.3 and the payment of the fees set forth in this Section 10.3, (i) each Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against the terminating Party or obtain any recovery, judgment or damages of any kind against the terminating Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, affiliate, agent or other representative of the terminating Party) in connection with or arising out of this Agreement or the termination thereof or the failure of the Contemplated Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against the terminating Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by the such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated.

(f) Each of the Parties acknowledges that (i) the agreements contained in this Section 10.3 are an integral part of the Contemplated Transactions, (ii) the Obsidian Termination Fee represents a good faith, fair estimate of the damages that Galera and its Affiliates would suffer upon termination of the Agreement, (iii) the Galera Termination Fee represents a good faith, fair estimate of the damages that Obsidian and its Affiliates would suffer upon termination of the Agreement, (iv) without these agreements, the Parties would not enter into this Agreement and (v) any amount payable pursuant to this Section 10.3 is not a penalty, but rather is liquidated damages which shall not require Galera or Obsidian or any other Person to prove actual damages.

ARTICLE XI

GENERAL PROVISIONS

11.1 Non-Survival of Representations and Warranties. The representations and warranties of Parent, Obsidian, Obsidian Merger Sub, Galera and Galera Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Galera Effective Time, and only the covenants that by their terms survive the Galera Effective Time and this Article XI shall survive the Galera Effective Time.

11.2 Amendment. This Agreement may be amended with the approval of the respective Obsidian Board, the Galera Board, and the boards of directors of Parent, Obsidian Merger Sub, and Galera Merger Sub at any time (whether before or after obtaining the Required Obsidian Stockholder Approval and the Required Galera Stockholder Approval); provided, however, that after any such approval of this Agreement by a Party’s stockholders or members (including the Required Obsidian Stockholder Approval and the Required Galera Stockholder Approval), no amendment shall be made which by Law requires further approval of such stockholders or members without the further approval of such stockholders or members. Prior to the Closing, this Agreement may not be amended except by an instrument in writing signed on behalf of each of Obsidian, Parent, Obsidian Merger Sub, Galera and Galera Merger Sub.

11.3 Waiver.

(a) Any provision hereof applicable to a Party may be waived by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

11.4 Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile. This Agreement and the other schedules, exhibits, certificates, instruments and agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

11.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: irrevocably and unconditionally (a) consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 11.5, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 11.7 of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.

11.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

11.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to the Galera, Parent, Obsidian Merger Sub or Galera Merger Sub:

Galera Therapeutics, Inc.

101 Lindenwood Drive, Suite 225

Malvern, Pennsylvania 19355

Attention: Mel Sorensen; Joel Sussman

Email: [***]

with a copy to (which shall not constitute notice):

Sidley Austin LLP

787 Seventh Avenue

New York, New York 10019

Attention: Asher Rubin; John Butler

Email: arubin@sidley.com; john.butler@sidley.com

if to Obsidian:

Obsidian Therapeutics, Inc.

1030 Massachusetts Avenue

Cambridge, MA 02138

Attention: Chief Financial Officer

Email: [***]

with a copy to (which shall not constitute notice):

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention: William Collins; Gabriela Morales-Rivera; Tevia K. Pollard

Email: WCollins@goodwinlaw.com; GMoralesRivera@goodwinlaw.com;

TPollard@goodwinlaw.com

11.8 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

11.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

11.10 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

11.11 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 7.6) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

OBSIDIAN THERAPEUTICS, INC.

By:
Name:
Title:

GALERA THERAPEUTICS, INC.

By:
Name:
Title:

GAZELLE PARENT, INC.

By:
Name:
Title:

OBSIDIAN MERGERSUB, INC.

By:
Name:
Title:

GALERA MERGER SUBSIDIARY, INC.

By:
Name:
Title:

Exhibit A

Form of Galera Stockholder Support Agreement

Exhibit B

Form of Obsidian Stockholder Support Agreement

Exhibit C

Form of Obsidian Lock-Up Agreement

Exhibit D

Form of Obsidian Stockholder Written Consent

Exhibit E

Form of Galera Stockholder Written Consent

Exhibit F

Form of Securities Purchase Agreement

Exhibit G

CVR Agreement

Appendix B

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [•], 2026 (this “Agreement”), is entered into by and between GAZELLE PARENT, INC., a Delaware corporation (“Parent”), OBSIDIAN THERAPEUTICS, INC., a Delaware corporation (“Obsidian”) and Equiniti Trust Company, LLC, a Delaware limited liability company (the “Rights Agent” and, collectively with Parent and Obsidian, the “Parties”).

RECITALS

WHEREAS, Obsidian, Galera Therapeutics, Inc., a Delaware corporation (“Galera”), Parent, Onyx MergerSub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Obsidian Merger Sub”), and Gazelle Merger Subsidiary, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Galera Merger Sub” and together with Obsidian Merger Sub, “Merger Subs”) have entered into an Agreement and Plan of Merger dated as of April 14, 2026 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which (i) Obsidian Merger Sub will merge with and into Obsidian (the “Obsidian Merger”), with Obsidian surviving the Obsidian Merger as a wholly owned subsidiary of Parent (the “Obsidian Surviving Company”), and (ii) promptly following the Obsidian Merger, Galera Merger Sub will merge with and into Galera (the “Galera Merger” and, together with the Obsidian Merger, the “Mergers”), with Galera surviving the Galera Merger as a wholly owned subsidiary of Parent (the “Galera Surviving Company”); and

WHEREAS, in accordance with the Merger Agreement, Galera has declared a distribution to each of the holders of Galera Common Stock of record as of the last Business Day prior to the Galera Effective Time (but, for clarity, after the conversion of all Galera Series B Preferred Stock into Galera Common Stock as described in further detail in the Merger Agreement) representing the right to receive contingent cash payments pursuant to CVRs (as defined below) in respect of each CVR Product Agreement (as defined below) as hereinafter described.

NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, the Parties agree, for the proportionate benefit of all Holders (as hereinafter defined), as follows:

1. DEFINITIONS; CERTAIN RULES OF CONSTRUCTION

1.1 Definitions. Capitalized terms used but not otherwise defined herein will have the meanings ascribed to them in the Merger Agreement, unless expressly set forth otherwise herein. As used in this Agreement, the following terms will have the following meanings:

“Board of Directors” means the board of directors of Parent following consummation of the transactions contemplated by the Merger Agreement.

“Board Resolution” means a copy of a resolution certified by the secretary or an assistant secretary of Parent to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Rights Agent.

“Calendar Quarter” means each successive period of three (3) calendar months commencing on January 1, April 1, July 1 and October 1.

“Change of Control” means (a) a sale or other disposition of all or substantially all of the assets of Parent on a consolidated basis (other than to any direct or indirect wholly owned subsidiary of Parent for so long as it remains a wholly owned subsidiary of Parent), (b) a merger or consolidation involving Parent in which Parent is not the surviving entity, and (c) any other transaction involving Parent in which Parent is the surviving entity but in which the stockholders of Parent immediately prior to such transaction own less than fifty percent (50%) of the surviving entity’s voting power immediately after the transaction, in the case of each of the foregoing clauses (a), (b) and (c), whether effected directly or indirectly, and whether effected in a single transaction or a series of related transactions.

“Commercially Reasonable Efforts” means, with respect to any particular task or obligation, efforts consistent with commercially reasonable practices of a biopharmaceutical company of comparable size and resources as Parent (on a consolidated basis following consummation of the transactions contemplated by the Merger Agreement) relating to commercializing a similar product or product candidate, as applicable, at a similar stage in its development or product life as the applicable CVR Product (“Relevant Products”), taking into account all relevant commercial, financial, technical, legal, scientific or medical factors, including safety, tolerability and efficacy, product profile, the competitiveness of other products in development in the marketplace, manufacturing and supply chain management considerations, the proprietary position of the Relevant Products (including with respect to patent or regulatory exclusivity), and the regulatory structure involved. For clarity, “Commercially Reasonable Efforts” shall be determined on an indication-by-indication, product-by-product and country-by-country basis, and it is anticipated that the level of efforts for different indications, products and countries may differ or change over time, reflecting changes in the status of the products, indications and country(ies) involved.

“CVR Payment Amount” means, for a given Holder, an amount equal to the product of (a) (i) with respect to the Supportive-Care Product CVRs, an amount equal to eighty percent (80%) of the Net Proceeds actually received, without duplication, pursuant to the Supportive-Care Product Agreement by a Payment Obligor from or on behalf of any Supportive-Care Product Counterparty, or (ii) with respect to the Legacy Product CVRs, an amount equal to ninety-five percent (95%) of the Net Proceeds actually received, without duplication, pursuant to any Legacy Product Agreement by any Payment Obligor from or on behalf of any Legacy Product Counterparty, and (b) (i) the total number of CVRs entitled to receive such Net Proceeds held by such Holder divided by (ii) the total number of CVRs entitled to receive such Net Proceeds held by all Holders as each is reflected on the CVR Register as of the close of business on the date prior to the date of payment.

“CVR Payment Date” means no later than thirty (30) days following the receipt of Gross Proceeds by any Payment Obligor, pursuant to which Net Proceeds are payable to the Holders.

“CVR Period” means the Legacy Product CVR Period or Supportive-Care CVR Period, as applicable.

“CVR Product” means each Legacy Product and each Supportive-Care Product.

“CVR Product Agreement” means each of a Legacy Product Agreement and the Supportive-Care Product Agreement.

“CVRs” means the Supportive-Care Product CVRs and the Legacy Product CVRs, as applicable.

“Depositary” means [•] or any successor thereto.

“DTC” means The Depository Trust Company or any successor thereto.

“Expiration Date” means the Legacy Product Expiration Date or Supportive-Care Product Expiration Date, as applicable.

“Gross Proceeds” means, without duplication, with respect to a CVR Product(s) for any Calendar Quarter, the sum of all Cash and Cash Equivalents actually paid to the relevant Payment Obligor or received by any Payment Obligor under the applicable CVR Product Agreement during the applicable CVR Period and attributable to the CVR Product(s); provided that the following shall be excluded from Gross Proceeds: (a) any amount paid by a Supportive-Care Product Counterparty or Legacy Product Counterparty, as applicable, for the conduct of research, development or manufacturing activities pursuant to a bona fide research or development plan or supply agreement or amounts to reimburse or pay third parties for the cost of research, development or manufacturing activities being conducted by a third party on behalf of Parent, Galera or any other Affiliate of Parent; (b) loan proceeds paid to any Payment Obligor by a Supportive-Care Product Counterparty or Legacy Product Counterparty; (c) any amounts paid by a Supportive-Care Product Counterparty or a Legacy Product Counterparty for payment or reimbursement of patent prosecution, defense, enforcement and maintenance and other related expenses and (d) any consideration received by a Payment Obligor under a CVR Product Agreement after the applicable Expiration Date. For the avoidance of doubt, the value of any securities (whether debt or equity) or other non-cash property received by any Payment Obligor shall not constitute Gross Proceeds unless and until converted into Cash and Cash Equivalents.

“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.

“Legacy IP Rights” means all Galera IP Rights that (i) are necessary or reasonably useful to develop, commercialize or otherwise exploit any Legacy Product and (ii) were not divested pursuant to the Supportive-Care Product Agreement.

“Legacy Product” means any pharmaceutical product containing the small molecule known as tilarginine (“tilarginine”) and any pharmaceutically acceptable salt, polymorph, crystal form, prodrug or solvate thereof that the manufacture, use or sale of which would, absent a license thereto, infringe the claim of any patent right within the Legacy IP Rights that covers the composition of matter for tilarginine.

“Legacy Product Agreement” means any agreement or series of agreements entered into during the Legacy Product CVR Period between, on the one hand, Parent, Galera, Obsidian or any other Affiliate of Parent, and, on the other hand, any other Person, under which Parent, Galera, Obsidian or any other Affiliate of Parent exclusively licenses, sells, assigns, transfers or otherwise divests any Legacy IP Rights to develop and commercialize any Legacy Product(s). For clarity, a Legacy Product Agreement does not include an agreement or series of agreements entered into following the Closing between Parent, Galera, Obsidian or any other Affiliate of Parent, on the one hand, and a counterparty to an Legacy Product Agreement, on the other hand, to acquire Parent or a successor-in-interest to Parent.

“Legacy Product Counterparty” means any Person that is party to any Legacy Product Agreement, other than Parent, Galera, Obsidian or any other Affiliate of Parent.

“Legacy Product CVRs” means the right to receive contingent cash payments with respect to a Legacy Product Agreement pursuant to this Agreement and the Merger Agreement.

“Legacy Product CVR Period” means the period beginning on the Closing Date and ending on the Legacy Product Expiration Date.

“Legacy Product Expiration Date” means the fifth (5th) anniversary of the Closing Date.

“Net Proceeds” means, for each CVR Product Agreement for each Calendar Quarter during the applicable CVR Period, the Gross Proceeds minus Permitted Deductions, as calculated in a manner consistent with GAAP. For clarity, if any of the applicable Gross Proceeds or Permitted Deduction are not in U.S. dollars, currency conversion to U.S. dollars shall be made by using the exchange rate prevailing at the Depositary or its successor entity on the date of receipt of such Gross Proceeds or date of payment of relevant Permitted Deductions, as applicable.

“Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer, any vice president, the controller, the treasurer or the secretary, in each case of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Payment Obligor” means Parent or any other Affiliate of Parent, or any of their respective successors (including any Assignee) or Affiliates.

“Permitted Deductions” means the sum of, without duplication of any deductions listed below or exclusions from Gross Proceeds, the following costs or expenses with respect to a particular Calendar Quarter, for each CVR Product Agreement, to the extent actually paid or remitted by, and not otherwise reimbursed to, a Payment Obligor:

(a) any applicable Taxes (including any applicable value added or sales taxes) imposed on Gross Proceeds and payable by Parent or any of its Affiliates and any income or other Taxes payable by Parent or any of its Affiliates that would not have been incurred by Parent or its Affiliates but for the Gross Proceeds having been received or accrued by Parent or its Affiliates (in each case, regardless of the due date of such Taxes); provided that for purposes of calculating income Taxes payable by Parent or its Affiliates in respect of the Gross Proceeds, any such income Taxes shall be computed after taking into account any net operating loss carryforwards or other Tax attributes (including Tax credits) of Galera or its Affiliates as of the Closing Date prior to the Galera Effective Time that are available to offset such gain after taking into account any limits of the usability of such attributes, including under Section 382 of the Code as reasonably determined by a nationally recognized tax advisor (and for the sake of clarity such income Taxes shall be calculated without taking into account any net operating losses or other Tax attributes generated by Parent or its Affiliates after the Galera Effective Time);

(b) any reasonable and documented internal and out-of-pocket costs and expenses incurred by Parent or any of its Affiliates reasonably allocable to the applicable CVR Product(s) in respect of a CVR Product Agreement, including technology transfer costs, litigation costs, contractual expenses or any costs in respect of head licenses for sublicensed technology and the development or prosecution, maintenance or enforcement by Parent or any of its Subsidiaries of intellectual property rights but excluding any costs related to a breach of this Agreement, including costs incurred in litigation in respect of the same; provided that internal costs for a particular activity shall only include the direct personnel and other incremental costs actually incurred by Parent or its Affiliates in performing such activity under such CVR Product Agreement, determined in accordance with GAAP, and shall exclude (i) all general and administrative expenses, corporate overhead, shared services costs and any indirect or allocated costs (including finance, executive management, legal, human resources, IT, facilities, insurance and similar corporate functions), (ii) depreciation, amortization and other non-cash expenses and (iii) any recovery or allocation of capital expenditures or capitalized costs;

(c) solely with respect to the Legacy Products, any reasonable and documented out-of-pocket costs and expenses incurred by Parent or any of its Affiliates in connection with business development related efforts with respect to the Legacy Product(s), including any Right’s Agent fee, any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee, service fee or other fee, commission or expense owed to any broker, finder, investment bank, auditor, accountant, counsel, advisor or other third party in relation thereto (but excluding any costs or expenses previously deducted from Gross Proceeds); and

(d) any reasonable and documented out-of-pocket maintenance costs related to the relevant CVRs or the relevant CVR Product(s) (including fees and expenses related to the Rights Agent).

“Permitted Transfer” means a transfer of CVRs (a) on death of a Holder by will or intestacy; (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (c) pursuant to a court order; (d) made by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (e) in the case of CVRs held in nominee form, from a nominee to the applicable beneficial owner (through an intermediary if applicable) or from a nominee to another nominee for the same beneficial owner, to the extent allowable by the Rights Agent; (f) or a transfer from a participant’s account in a tax-qualified employee benefit plan to the participant or to such participant’s account in a different tax-qualified employee benefit plan or to a tax-qualified individual retirement account for the benefit of such participant; or (g) to Parent for any or no consideration.

“Requisite Holders” means the Holders holding not less than fifty percent (50%) of the then-outstanding CVRs.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent will have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

“Supportive-Care Compounds” means (a) the small molecule known as GC4419 (“GC4419”), (b) the small molecule known as GC4711 (“GC4711”), and (c) any other small molecule owned or controlled by Galera prior to the execution of the Supportive-Care Product Agreement, the manufacture, use or sale of which would, absent a license thereto, infringe the claim of any patent right that covers the composition of matter for GC4419 or GC4711, and with respect to (a), (b) and (c), any pharmaceutically acceptable salt, polymorph, crystal form, prodrug or solvate thereof.

“Supportive-Care Product” means any pharmaceutical product owned and controlled by the Supportive-Care Product Counterparty containing any Supportive-Care Compound.

“Supportive-Care Product Agreement” means that certain Asset Purchase and Sale Agreement, dated as of October 15, 2025, by and among Galera and its Affiliate named therein and the Supportive-Care Product Counterparty, as may be amended from time to time, pursuant to which Galera sold, transferred and assigned to Supportive-Care Product Counterparty all right, title and interest in and to the assets exclusively related to the Supportive-Care Compounds.

“Supportive-Care Product Counterparty” means Biossil Inc., its Affiliate and its or their successors, or any assignee, transferee or acquirer of the Supportive-Care Products following the date hereof.

“Supportive-Care Product CVRs” means the right to receive contingent cash payments with respect to the Supportive-Care Product Agreement pursuant to this Agreement and the Merger Agreement.

“Supportive-Care Product CVR Period” means the period beginning on the Closing Date and ending on the Supportive-Care Product Expiration Date.

“Supportive-Care Product Expiration Date” means the tenth (10th) anniversary of the Closing Date.

1.2 Rules of Construction. Except as otherwise explicitly specified to the contrary, (a) references to a Section means a Section of this Agreement unless another agreement is specified, (b) the word “including” (in its various forms) means “including without limitation,” (c) references to a particular statute or regulation include all rules and regulations thereunder and any predecessor or successor statute, rules or regulation, in each case as amended or otherwise modified from time to time, (d) words in the singular or plural form include the plural and singular form, respectively, (e) references to a particular Person include such Person’s successors and assigns to the extent not prohibited by this Agreement, (f) all references to dollars or “$” refer to United States dollars and (g) the word “or” shall not be exclusive (i.e., “or” shall be deemed to mean “and/or”) unless the subjects of the conjunction are mutually exclusive. For clarity, the Parties agree that the phrase “adverse” when used in this Agreement with respect to the Holders includes any amendment or other action, as applicable, that does or would be reasonably expected to reduce, eliminate, or delay (y) any payment to the Holders under this Agreement by more than de minimis amounts, or (z) any payment to Parent, Galera or its or their successor or their Affiliates under any Legacy Product Agreement or Supportive-Care Product Agreement that would constitute a CVR Payment Amount by more than de minimis amounts.

2. CONTINGENT VALUE RIGHTS

2.1 CVRs; Appointment of Rights Agent.

(a) As provided in the Merger Agreement, each Holder is entitled to (i) one Legacy Product CVR for each share of Galera Common Stock issued and outstanding immediately prior to the Galera Effective Time and (ii) one Supportive-Care Product CVR for each share of Galera Common Stock issued and outstanding immediately prior to the Galera Effective Time (in each case, less applicable withholding Taxes). Each Legacy Product CVR represents the contingent right of a Holder to receive the CVR Payment Amount with respect to the Legacy Product Agreement, divided by the number of then-outstanding Legacy Product CVRs pursuant to this Agreement, to be paid in accordance with this Agreement. Each Supportive-Care Product CVR represents the contingent right of a Holder to receive the CVR Payment Amount with respect to the Supportive-Care Product CVR with respect to the Supportive-Care Product Agreement, divided by the number of then-outstanding Legacy Product CVRs pursuant to this Agreement, to be paid in accordance with this Agreement. The initial Holders will be determined in accordance with the Merger Agreement.

(b) Parent hereby appoints the Rights Agent to act as rights agent for Parent as contemplated hereby in accordance with the express terms and conditions set forth in this Agreement (and no implied terms or conditions), and the Rights Agent hereby accepts such appointment.

2.2 Nontransferable. The CVRs will not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any attempted transfer that is not a Permitted Transfer, in whole or in part, will be void ab initio and of no effect. The CVRs will not be listed on any quotation system or traded on any securities exchange.

2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs will be issued in book entry format and will not be evidenced by a certificate or other instrument.

(b) The Rights Agent will keep a register (the “CVR Register”) for the purpose of registering CVRs and transfers of CVRs as permitted herein. The CVR Register will initially show one position for Cede & Co. representing all the shares of Galera Common Stock held by DTC on behalf of the street name holders or beneficial owners of the shares of Galera Common Stock held by or beneficially owned by such holders as of immediately prior to the Effective Time. The Rights Agent will have no responsibility whatsoever directly to the street name holders or beneficial owners with respect to transfers of CVRs unless and until such CVRs are transferred into the name of such street name holders or beneficial owners in accordance with Section 2.2.

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer in form reasonably satisfactory to the Rights Agent, duly executed by the Holder thereof or the Holder’s attorney duly authorized in writing, personal representative or survivor and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register. No service charge shall be made for any registration of transfer of a CVR, but Parent or the Rights Agent, as applicable, may require payment of a sum sufficient to cover any stamp or other tax or governmental charge that is imposed in connection with any such registration of transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a Holder of applicable taxes or charges unless and until the Rights Agent is satisfied that all such taxes or charges have been paid or will be paid. All duly transferred CVRs registered in the CVR Register will be the valid obligations of Parent and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR will be valid until registered in the CVR Register, and any transfer not duly registered in the CVR Register will be void ab initio.

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent will promptly record the change of address in the CVR Register.

2.4 Payment Procedures.

(a) If a Legacy Product Agreement is entered into during the Legacy Product CVR Period, then Parent shall promptly deliver to the Rights Agent written notice indicating that a Legacy Product Agreement has been entered into and a copy of the Legacy Product Agreement and any ancillary agreements thereto.

(b) On or before each CVR Payment Date, with respect to any CVR Product Agreement, Parent will deliver to the Rights Agent (i) a notice (in each case, a “CVR Payment Notice”) indicating (A) that the Holders are entitled to receive one or more payments with respect to Net Proceeds from the applicable CVR Product Agreement, (B) the source and trigger event for such payment of such Net Proceeds under the applicable CVR Product Agreement, and (C) a detailed calculation of such Gross Proceeds, Net Proceeds and any Permitted Deductions, with reasonable supporting detail for such Permitted Deductions, as applicable, (ii) an Officer’s Certificate certifying such calculation and (iii) any letter of instruction reasonably required by the Rights Agent. On or before any CVR Payment Date, Parent shall, in accordance with Section 4.2, transfer to the Rights Agent by wire transfer of immediately available funds to an account designated by the Rights Agent an amount of cash equal to the applicable CVR Payment Amount for such CVR Payment Date payable to the Holders on account of all CVRs in respect of such Net Proceeds under the applicable CVR Product Agreement. All payments made by Parent hereunder shall be made in U.S. dollars. For the avoidance of doubt, Parent shall have no further liability in respect of the relevant CVR Payment Amount upon delivery of such CVR Payment Amount in accordance with this Section 2.4(b) and the satisfaction of each of Parent’s obligations set forth in this Section 2.4(b).

(c) The Rights Agent will promptly, and in any event within ten (10) Business Days of receipt of any CVR Payment Notice (each such date, a “CVR Notice Date”), send each Holder at its registered address a copy of the applicable CVR Payment Notice. At the time the Rights Agent sends a copy of such CVR Payment Notice to the Holders, the Rights Agent will also pay the applicable CVR Payment Amount to the Holders, with each Holder receiving an amount equal to the product of A * B where “A” equals the quotient of (i) the applicable CVR Payment Amount in respect of the applicable Net Proceeds under the applicable CVR Product Agreement, divided by (ii) the then-outstanding number of Legacy Product CVRs or Supportive-Care Product CVRs, as applicable, held by all Holders, and “B” equals the number of Legacy Product CVRs or Supportive-Care Product CVRs, as applicable, held by such Holder as reflected on the CVR Register, by check mailed to the address of each Holder as reflected in the CVR Register, in each case, as of the close of business on the last Business Day prior to such CVR Notice Date.

(d) In addition to any Permitted Deductions, Parent and its Affiliates and the Rights Agent shall be entitled to deduct or withhold, from any CVR Payment Amount otherwise payable or otherwise deliverable pursuant to this Agreement, in each case directly or through an authorized payroll agent, such amounts as are reasonably determined to be required to be deducted or withheld therefrom under the Code or any other provision of any applicable federal, state, local or non-U.S. Tax Law. To the extent such amounts are so deducted or withheld and paid over or deposited with the relevant Tax authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Holder(s) to whom such amounts would otherwise have been paid or delivered. Parent shall instruct the Rights Agent to use commercially reasonable efforts to solicit from such Holder any necessary Tax forms (including an IRS Form W-9 or an applicable IRS Form W-8) a reasonable amount of time prior to making any such Tax withholdings or causing any such Tax withholdings to be made with respect to any Holder in order to provide the opportunity for the Holder to provide such Tax forms in order to avoid or reduce such withholding amounts.

(e) Any portion of any CVR Payment Amount that remains undistributed to the Holders six (6) months after an applicable CVR Notice Date will be delivered by the Rights Agent to Parent, upon demand, and any Holder will thereafter look only to Parent for payment of such CVR Payment Amount, without interest.

(f) Neither Parent nor the Rights Agent will be liable to any person in respect of any CVR Payment Amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If, despite Parent’s and the Rights Agent’s reasonable best efforts to deliver a CVR Payment Amount to the applicable Holder, any CVR Payment Amount has not been paid prior to one (1) year after an applicable CVR Notice Date, as applicable (or immediately prior to such earlier date on which the CVR Payment Amount would otherwise escheat to or become the property of any Governmental Authority), any such CVR Payment Amount will, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

(g) To the extent permitted by applicable Law, the Parties agree to treat the CVRs received with respect to the Galera Common Stock pursuant to the Merger Agreement for all U.S. federal and applicable state and local income Tax purposes as a distribution treated as a dividend (within the meaning of Section 301 of the Code) paid on the last Business Day prior to the Galera Effective Time for such Galera Common Stock pursuant to the Mergers. Each of the Parties shall, and shall cause their respective Affiliates to, report such treatment consistently on all U.S. federal and applicable state and local income Tax Returns and shall not take any position inconsistent therewith for such Tax purposes, except as otherwise required by a final determination within the meaning of Section 1313(a) of the Code or applicable Law.

2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest in Parent.

(a) The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CVRs to any Holder.

(b) The CVRs will not represent any equity or ownership interest in Parent or in any constituent company to the Merger. The sole right of the Holders to receive property hereunder is the right to receive CVR Payment Amount, if any, in accordance with the terms hereof.

(c) Neither Parent or its directors and officers nor Obsidian or its directors and officers will be deemed to have any fiduciary or similar duties to any Holder by virtue of this Agreement or the CVRs.

(d) It is further acknowledged and agreed that neither Obsidian nor its Affiliates owe, by virtue of their obligations under this Agreement, a fiduciary duty or any implied duties to the Holders and the parties hereto intend solely the express provisions of this Agreement to govern their contractual relationship with respect to the CVRs. It is acknowledged and agreed that this Section 2.5(b) is an essential and material term of this Agreement.

2.6 Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Parent without consideration therefor. Nothing in this Agreement is intended to prohibit Parent or any of its Affiliates from offering to acquire or acquiring CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by Parent or any of its Affiliates (including Obsidian) shall be automatically deemed extinguished and no longer outstanding or entitled to the CVR Payment Amount for purposes of this Agreement, or to count for the purpose of any vote or determination of the Holders for purposes of this Agreement.

3. THE RIGHTS AGENT

3.1 Certain Duties and Responsibilities

(a) Prior to the occurrence of an Event of Default, and after the curing or waiving of all such Events of Default which may have occurred, the Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful or intentional misconduct, bad faith or gross negligence. If an Event of Default has occurred (which has not been cured or waived), the Rights Agent shall exercise such of the rights and powers vested in it by this Agreement, and use the same degree of care and skill in their exercise, as a reasonably prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. No provision of this Agreement will require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(b) The Holders, acting by the written consent of the Requisite Holders, may direct the Rights Agent to act on behalf of the Holders in enforcing any of their rights hereunder. The Rights Agent shall be under no obligation to institute any action, suit or proceeding, or to take any other action likely to result in the incurrence of material expenses by the Rights Agent, unless such acting Holders (on behalf of all Holders) shall furnish the Rights Agent with reasonable security and indemnity for all reasonable, necessary and documented out-of-pocket costs and expenses that may be incurred. All rights of action under this Agreement may be enforced by the Rights Agent, any action, suit or proceeding instituted by the Rights Agent shall be brought in its name as the Rights Agent and any recovery in connection therewith shall be for the proportionate benefit of all the Holders, as their respective rights or interests may appear.

3.2 Certain Rights of Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent. In addition:

(a) the Rights Agent may rely and will be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties;

(b) whenever the Rights Agent will deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may, in the absence of bad faith, gross negligence or willful or intentional misconduct on its part, request and rely upon an Officer’s Certificate with respect to such matter;

(c) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel will be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(d) the permissive rights of the Rights Agent to do things enumerated in this Agreement will not be construed as a duty;

(e) the Rights Agent will not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(f) Parent agrees to indemnify Rights Agent for, and hold Rights Agent harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with Rights Agent’s duties under this Agreement, including the reasonable, necessary and out-of-pocket costs and expenses of defending Rights Agent against any claims, charges, demands, suits or loss, unless such loss has been determined by a court of competent jurisdiction to be a result of Rights Agent’s gross negligence, bad faith or willful or intentional misconduct; and

(g) Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement as agreed upon in writing by Rights Agent and Parent on or prior to the date hereof, and (ii) to reimburse the Rights Agent for all taxes and governmental charges, reasonable expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than taxes imposed on or measured by the Rights Agent’s net income and franchise or similar taxes imposed on it (in lieu of net income taxes)). The Rights Agent will also be entitled to reimbursement from Parent for all reasonable, necessary and documented out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder.

3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to Parent and the Holders specifying a date when such resignation will take effect, which notice will be sent at least sixty (60) days prior to the date so specified, but in no event shall such resignation become effective until a successor Rights Agent has been appointed and accepted such appointment in accordance with Section 3.4. Parent has the right to remove Rights Agent at any time by a Board Resolution specifying a date when such removal will take effect. Notice of such removal will be given by Parent to Rights Agent, which notice will be sent at least sixty (60) days prior to the date so specified, but no such removal shall become effective until a successor Rights Agent has been appointed and accepted such appointment in accordance with Section 3.4.

(b) If the Rights Agent provides notice of its intent to resign, is removed or becomes incapable of acting, Parent, by a Board Resolution, will promptly appoint a qualified successor Rights Agent in accordance with Section 3.3(d) and who may not be an Affiliate (including a director or officer) of Parent. Notwithstanding the foregoing, if Parent shall fail to make such appointment within a period of sixty (60) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed in accordance with this Section 3.3(b) will, upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c) Parent will give notice to each Holder of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice will include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten (10) days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed at the expense of Parent. Failure to give any notice provided for in this Section 3.3(c), however, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

(d) Notwithstanding anything to the contrary in this Section 3.3, unless consented to in writing by the Requisite Holders, Parent shall not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of a commercial bank.

3.4 Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder will execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of Parent or the successor Rights Agent, the retiring Rights Agent will execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers and trusts and duties of the retiring Rights Agent.

4. COVENANTS

4.1 List of Holders. Parent will furnish or cause to be furnished to the Rights Agent in such form as Parent receives from the Parent’s transfer agent (or other agent performing similar services for the Parent) and in a form reasonably satisfactory to the Rights Agent, the names and addresses of the Holders within fifteen (15) Business Days after the Effective Time.

4.2 Payment of CVR Payment Amounts. Parent will promptly deposit with the Rights Agent, for payment to each Holder, the applicable CVR Payment Amount, if any, prior to or on the applicable CVR Notice Date.

4.3 Commercially Reasonable Efforts.

(a) Following the Closing and during the Legacy Product CVR Period, Parent shall, and it shall cause its Affiliates to, use Commercially Reasonable Efforts to enter into a Legacy Product Agreement. Neither Parent nor Obsidian shall, and they shall cause their Affiliates not to, take any action or forego taking any action for the primary purpose of delaying, preventing or minimizing the CVR Payment Amounts contemplated hereunder.

(b) Following the Closing and for two (2) years thereafter, Parent shall, and it shall cause its Affiliates to, use Commercially Reasonable Efforts to continue to develop and seek regulatory approval for tilarginine.

(c) In connection with the foregoing, Parent may appoint an advisor reasonably acceptable to the Requisite Holders to assist in (i) the marketing or sale of the Galera Legacy Assets, (ii) the performance of any obligations or enforcement of any rights under any agreement relating to the sale of the Galera Legacy Assets or (iii) the conversion of non-cash proceeds into Cash or Cash Equivalents.

4.4 Records. During the applicable CVR Period for each CVRs, Parent shall maintain (and shall cause the other Payment Obligors to maintain) true, complete and accurate books and records in sufficient detail to enable the Holders and their consultants, Independent Accountants (as defined below) or professional advisors to determine the amounts payable hereunder (including books and records relating to any CVR Product Agreement for such CVRs in sufficient detail to permit the Holders to confirm all CVR Payment Amounts in the applicable CVR Period).

4.5 Audit and Information Rights.

(a) Within thirty (30) days after June 30 and December 31 each Calendar Year during the applicable CVR Period for each CVRs, Parent shall prepare and deliver to the Rights Agent a high-level written report summarizing (i) the performance of, and significant activity related to, the CVR Product Agreements (including status updates on negotiations related to potential Legacy Product Agreements not yet executed and the conduct of any material development and commercialization activities pertaining to the Legacy Products following the Closing Date) and (ii) any CVR Payment Amounts paid or payable (including expectations around upcoming payments and the timing thereof).

(b) At any time during the term of this Agreement or the three (3)-year period following the date of the termination of this Agreement, upon reasonable advance written notice from the Requisite Holders, Parent shall permit an independent certified public accounting firm of nationally recognized standing selected by such Holders and reasonably acceptable to Parent (the “Independent Accountant”) to have access at reasonable times during normal business hours to the books and records of Parent and its Affiliates as may be reasonably necessary to evaluate and verify any of the Payment Obligor’s receipt, categorization and accuracy of payments received under any CVR Product Agreement and the CVR Payment Amounts hereunder; provided that (x) such Holders (and, if applicable, the Independent Accountant) enter into customary confidentiality agreements reasonably satisfactory to Parent with respect to the confidential information of Parent or its Affiliates to be furnished pursuant to this Section 4.5(b) and (y) such access does not unreasonably interfere with the conduct of the business of Parent or any of its Affiliates. The Independent Accountant shall act only as an expert and not as an arbitrator. The fees charged by the Independent Accountant shall be borne by such Holders, unless such audit identifies an aggregate underpayment by Parent of the CVR Payment Amounts owed to Holders by more than five percent (5%), in which case such fees shall be paid by Parent. The Independent Accountant shall provide

Parent with a copy of all disclosures made to such Holders. The decision of the Independent Accountant shall be final, conclusive and binding on Parent and the Holders, shall be nonappealable and shall not be subject to further review, absent manifest error. Parent shall promptly pay, or cause the Rights Agent to promptly pay, the Holders the amount of any underpayment identified in such audit, with each Holder receiving their proportionate share of such underpayment based on the number of CVRs held by such Holder as of the date such CVR Payment Amount was initially due, plus interest at the thirty (30) day U.S. dollar “prime rate” effective for the date such payment was due, as reported by Bloomberg, from when such CVR Payment Amount should have been paid, to the date of actual payment. An audit shall not be requested more frequently than once each calendar year and no Calendar Quarter shall be subject to more than one audit; provided that, no audit may be requested more than three (3) years following expiration of the CVR Period for the applicable CVRs.

5. AMENDMENTS

5.1 Amendments without Consent of Holders.

(a) Without the consent of any Holders or the Rights Agent, Parent, when authorized by a Board Resolution, at any time and from time to time, may enter into one or more amendments hereto, to evidence any successor to or permitted assignee of Parent and the assumption by any such successor or permitted assignee of the covenants of Parent herein as provided in Section 7.3.

(b) Without the consent of any Holders, Parent, when authorized by a Board Resolution, and the Rights Agent, in the Rights Agent’s sole and absolute discretion, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i) to evidence the succession of another Person as a successor Rights Agent in accordance with Section 3 and the assumption by any successor of the covenants and obligations of the Rights Agent herein;

(ii) to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent and the Rights Agent will consider to be for the protection of the Holders; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws; provided that, in each case, such provisions do not adversely affect the interests of the Holders; or

(v) any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the Holders.

(c) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth in general terms the substance of such amendment.

5.2 Amendments with Consent of Holders.

(a) Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders), with the consent of the Requisite Holders, whether evidenced in writing or taken at a meeting of the Holders, Parent, when authorized by a Board Resolution, and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is adverse to the interest of the Holders.

(b) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth in general terms the substance of such amendment.

5.3 Execution of Amendments. Upon the execution of any amendment under this Section 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby. As a condition precedent to the execution of any supplement or amendment to this Agreement, the Parent shall deliver the Rights Agent a certificate from an appropriate officer of the Parent which states that the proposed supplement or amendment is in compliance with the terms of this Section 5 and the Rights Agent shall execute such supplement or amendment. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.

5.4 Effect of Amendments. Upon the execution of any amendment under this Section 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby.

6. REMEDIES OF THE HOLDERS; OTHER CONSENT REQUIREMENTS

6.1 Event of Default. An “Event of Default” with respect to a CVR means each one of the following events which shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of applicable Law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any Governmental Authority):

(a) default in the performance by Parent of its obligation to transfer cash equal to the applicable CVR Payment Amount to the Rights Agent in accordance with Section 2.4(b); or

(b) material default in the performance, or breach in any material respect, of any covenant or warranty of Parent hereunder (other than a default in whose performance or whose breach is elsewhere in this Section 6.1 specifically dealt with), and continuance of such default or breach for a period of ninety (90) days after a written notice specifying such default or breach and requiring it to be remedied is given by the Requisite Holders.

6.2 Enforcement.

(a) If an Event of Default has occurred and is continuing (i.e., has not been cured or waived), then, and in each and every such case, the Rights Agent, upon the written request of the Requisite Holders, shall commence a legal proceeding to protect the rights of the Holders, including to seek damages or obtain payment for any amounts then due and payable; provided that, the Rights Agent shall provide to Parent and the Holders reasonably concurrent notice of such commencement. For the avoidance of doubt, any legal proceeding commenced in accordance with this Section 6.2(a) shall be subject to the provisions of Section 7.6.

(b) If an Event of Default has occurred and is continuing (i.e., has not been cured or waived), the Rights Agent may in its discretion proceed to protect and enforce the rights vested in it by this Agreement by commencing a legal proceeding; provided that, the Rights Agent shall provide to Parent and the Holders reasonably concurrent notice of such commencement. For the avoidance of doubt, any legal proceeding commenced in accordance with this Section 6.2(b) shall be subject to the provisions of Section 7.6.

7. OTHER PROVISIONS OF GENERAL APPLICATION

7.1 Notices to Rights Agent and Parent. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 5:00 p.m. Eastern Time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

If to the Rights Agent, to it at:

[•] [•] [•] Attention: [•] Email Address: [•]

If to Parent, to it at:

[•] [•] [•] Attention: [•] Email Address: [•]

with a copy to:

[•] [•] [•] Attention: [•] Email Address: [•]

If to Obsidian, to it at:

[•] [•] [•] Attention: [•] Email Address: [•]

with a copy to (which shall not constitute notice):

[•]

[•]

[•]

Attention: [•]

Email Address: [•]

The Rights Agent, Obsidian or Parent may specify a different address or email address by giving notice to each other in accordance with this Section 7.1 and to the Holders in accordance with Section 7.2.

7.2 Notice to Holders. Where this Agreement provides for notice to Holders, such notice will be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder will affect the sufficiency of such notice with respect to other Holders.

7.3 Successors and Assigns. Parent may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly-owned subsidiaries of Parent for so long as they remain wholly owned subsidiaries of Parent or to an assignee of all of Parent’s (on a consolidated basis) rights under any CVR Product Agreement (each, an “Assignee”); provided that, Parent shall remain liable for the performance by any such Assignee of, and shall not be relieved of, its obligations, duties and covenants hereunder. Any such Assignee may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more additional Assignees satisfying the conditions of the preceding sentence; provided that, Parent shall remain liable for the performance by any such Assignee of, and shall not be relieved of, its obligations, duties and covenants hereunder. This Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assignees. Parent (or any of its successors) shall not consolidate or merge with or into any other Person (other than a merger or consolidation where Parent is the surviving corporation) other than pursuant to a Change of Control of Parent and provided that Parent shall cause the acquirer to assume Parent’s obligations, duties and covenants under this Agreement. Except as otherwise permitted herein, Parent may not assign this Agreement without the prior written consent of the Requisite Holders. Any attempted assignment of this Agreement or any of such rights in violation of this Section 7.3 shall be void and of no effect. The Rights Agent may not assign this Agreement without Parent’s written consent.

7.4 Benefits of Agreement. Parent and the Rights Agent hereby agree that the respective covenants and agreements set forth herein are intended to be for the benefit of, and shall be enforceable by, the Holders, acting by the written consent of the Requisite Holders, all of whom are intended third party beneficiaries hereof. Nothing in this Agreement, express or implied, will give to any Person (other than the Rights Agent, Parent, Parent’s successors and permitted assignees, and the Holders and their respective successors and permitted assignees) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Rights Agent, Parent, Parent’s successors and permitted assignees, and the Holders and their respective successors and permitted assignees. The rights of Holders are limited to those expressly provided in this Agreement.

7.5 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, shall give to any Person (other than the Rights Agent, Parent, Parent’s successors and Assignees, each of whom is intended to be, and is, a third party beneficiary hereunder; provided that, the Holders shall be considered third party beneficiaries solely to the extent set forth in Section 6) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Rights Agent, Parent, Parent’s successors and Assignees, and the Holders (solely to the extent set forth in Section 6). The Holders of CVRs shall have no rights except the contractual rights as are expressly set forth in this Agreement acting through the Rights Agent and subject to the provisions of Section 7.4 above unless (i) such Holder previously shall have given to the Rights Agent written notice of default, (ii) the Requisite Holders shall have made written request upon the Rights Agent to commence such proceeding in its own name as Rights Agent hereunder and shall have offered to the Rights Agent such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby and (iii) the Rights Agent for fifteen (15) days after its receipt of such notice, request and offer of indemnity shall have failed to commence any such proceeding and no direction inconsistent with such written request shall have been given to the Rights Agent pursuant to Section 6.2(a). Notwithstanding any other provision in this Agreement, the right of any Holder of any CVR to receive payment of the amounts that a CVR Payment Notice indicates are payable in respect of such CVR on or after the applicable due date, or to commence proceedings for the enforcement of any such payment on or after such due date, shall not be impaired or affected without the consent of such Holder. Notwithstanding any other provision in this Agreement, in the event of an insolvency proceeding of the Parent, individual Holders shall be entitled to assert claims in such insolvency proceeding and take related actions in pursuit of such claims with respect to any payment that may be claimed by or on behalf of the Parent or by any creditor of the Parent.

Notwithstanding anything to the contrary contained herein, any Holder may at any time agree to renounce, in whole or in part, whether or not for consideration, such Holder’s rights under this Agreement by written notice to the Rights Agent and Parent, which notice, if given, shall be irrevocable, and Parent may, in its sole discretion, at any time offer consideration to Holders in exchange for their agreement to irrevocably renounce their rights, in whole or in part, hereunder.

7.6 Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS AGREEMENT), SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARDS TO THE CONFLICTS OF LAW PRINCIPLES OF SUCH STATE,.

In addition, each of the Parties hereto (a) consents to submit itself to the personal and exclusive jurisdiction of any Delaware state court or any federal court located in State of Delaware in the event any dispute arises out of this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement in any court other than any Delaware state court or any federal court located in State of Delaware and (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement.

7.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

7.8 Termination. Except as otherwise provided in Sections 2.4(f) and 4.5, this Agreement will be terminated and of no force or effect, the parties hereto will have no liability hereunder, and no payments will be required to be made, upon the earlier to occur of (a) the termination of the Merger Agreement in accordance with its terms and (b) forty-five (45) days after the applicable Expiration Date (provided that, the foregoing shall not affect or limit the obligations of Parent or the Rights Agent to pay or otherwise with respect to any CVR Payment Amount payable during the applicable CVR Period, and the provisions of this Agreement applicable thereto shall survive any expiration or termination of this Agreement). In no event will any CVR Payment Amount become payable for any consideration received by the Parent, Obsidian, Galera or any of its other Affiliates, under a CVR Product Agreement after the applicable Expiration Date and any such consideration shall not be Gross Proceeds under this Agreement. Notwithstanding the foregoing, no such termination shall affect any rights or obligations accrued prior to the effective date of such termination or this Section 7.1 through Section 7.10, which shall survive the termination of this Agreement, or the resignation, replacement or removal of the Rights Agent.

7.9 Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement, the Merger Agreement, and the other schedules, exhibits, certificates, instruments and agreements referred to in this Agreement and the Merger Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties hereto and thereto with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by electronic transmission in .PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

GAZELLE PARENT, INC.

By:
Name:
Title:

OBSIDIAN THERAPEUTICS, INC.

By:
Name:
Title:

EQUINITI TRUST COMPANY, LLC

By:
Name:
Title:

[Signature Page to Contingent Value Rights Agreement]

Appendix C

April 13, 2026

Galera Therapeutics, Inc.

101 Lindenwood Drive, Suite 225

Malvern, PA 19355

Attention: J. Mel Sorensen

Chairman of the Board of Directors

Members of the Board of Directors:

We have been advised that Galera Therapeutics Inc., a Delaware corporation (“Galera” or “Gazelle”), proposes to enter into an Agreement and Plan of Merger (the “Agreement”), by and among Galera, Obsidian Therapeutics, Inc., a Delaware Corporation (“Obsidian” or “Onyx”), Gazelle Parent, Inc., a Delaware Corporation (“Parent”), Onyx MergerSub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Onyx Merger Sub”), and Gazelle Merger Subsidiary, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Gazelle Merger Sub”). Upon the terms and subject to the conditions set forth in the Agreement, Onyx and Parent intend, upon the terms and subject to the conditions set forth in the Agreement and in accordance with Delaware law, to effect a merger of Onyx Merger Sub with and into Onyx (the “Onyx Merger”). Upon consummation of the Onyx Merger, Onyx Merger Sub will cease to exist and Onyx will become a direct wholly owned Subsidiary of Parent. Upon the terms and subject to the conditions set forth in the Agreement, Gazelle and Parent intend, upon the terms and subject to the conditions set forth in the Agreement and in accordance with Delaware law, to effect a merger of Gazelle Merger Sub with and into Gazelle (the “Gazelle Merger” and together with the Onyx Merger, the “Mergers”) as soon as reasonably practicable following the Obsidian Effective Time. Upon consummation of the Gazelle Merger, Gazelle Merger Sub will cease to exist, and Gazelle will become a direct wholly owned Subsidiary of Parent. Upon the terms and subject to the conditions set forth in the Agreement, Onyx and Gazelle intend to effect a strategic combination of their businesses in accordance with the Agreement and Delaware law whereby Parent shall act as the parent company for Obsidian and Galera. Capitalized terms used but not defined in our Opinion have the meanings assigned in the Agreement.

The Agreement also contemplates that concurrently with the execution and delivery of the Agreement, certain investors will execute a Subscription Agreement representing an aggregate commitment of $350 million pursuant to which such Persons will agree to purchase shares of Galera Series C Preferred Stock immediately prior to the Closing (as defined in the Agreement) (the “Concurrent PIPE Financing”).

For purposes of rendering our Opinion we have, with your consent, assumed that (i) prior to the closing of the Mergers, Gazelle will receive approximately $350 million in proceeds from the Concurrent PIPE Financing, (ii) at the Galera Effective Time, each share of Galera Common Stock outstanding shall be converted to the right to receive a number of shares of Parent Common Stock determined using the Galera Exchange Ratio, (iii) at the Obsidian Effective Time, each share of Obsidian Common Stock outstanding shall be converted to the right to receive a number of shares of Parent Common Stock determined using the Obsidian Exchange Ratio, (iv) for the purpose of its Opinion, Lucid has assumed the Exchange Ratio to be comprised of the Galera Exchange Ratio and the Obsidian Exchange Ratio, (v) Lucid, with the approval of Gazelle and its advisors, understood the

LUCID CAPITAL MARKETS, LLC

570 Lexington Ave., 40th Floor

New York, NY 10017

Galera Therapeutics, Inc.

April 13, 2026

Exchange Ratio would be determined post-signing and utilized the implied Exchange Ratio set forth in its presentation (the “Exchange Ratio”) and (vi) upon closing of the Mergers, former Galera securityholders (other than investors in the Concurrent PIPE Financing, former Obsidian securityholders and investors in the Concurrent PIPE Financing (assuming proceeds from the Concurrent PIPE Financing of $350 million)) will own approximately 1.8%, 53.2% and 45.0% of the outstanding shares of Parent Common Stock, respectively, in each case, calculated on a fully diluted basis, using the treasury stock method.

We have, with your consent, relied upon the assumption that all information provided to us by Galera and Obsidian is accurate and complete in all material respects. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof. We have assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Galera or Obsidian since the date of the last financial statements made available to us. We have not obtained any independent evaluations, valuations or appraisals of the assets or liabilities of Galera or Obsidian, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of Galera or Obsidian under any state or federal laws relating to bankruptcy, insolvency or similar matters.

Our Opinion does not address any legal, regulatory, tax or accounting matters related to the Mergers, as to which we have assumed that Galera and the Board of Directors have received such advice from legal, tax and accounting advisors as each has determined appropriate. Our Opinion addresses only the fairness from a financial point of view of the Exchange Ratio as set forth in the Agreement to the holders of Galera Common Stock.

We express no view as to any other aspect or implication of the Mergers or any other agreement or arrangement entered into in connection with the Mergers. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission (the “SEC”), the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

In your capacity as members of the Board of Directors of Galera (the “Board of Directors”), you have requested our opinion (our “Opinion”) as to the fairness, from a financial point of view and as of the date hereof, of the Exchange Ratio as set forth in the Agreement to the holders of Galera Common Stock.

In connection with our Opinion, we took into account an assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuations generally and, among other things:

•	Reviewed a draft of the Merger Agreement dated April 13, 2026;

•	Reviewed and analyzed certain publicly available financial and other information for each of Galera and Obsidian;

LUCID CAPITAL MARKETS, LLC

570 Lexington Ave., 40th Floor

New York, NY 10017

Galera Therapeutics, Inc.

April 13, 2026

•	Discussed with certain members of the management of Galera the historical and current business operations, financial condition and prospects of Galera and Obsidian;

•

Reviewed and analyzed certain operating results of Obsidian as compared to operating results and the reported price and trading histories of certain publicly traded companies that Lucid deemed relevant;

•	Reviewed and analyzed certain financial terms of the Agreement as compared to the publicly available financial terms of certain selected business combinations that Lucid deemed relevant;

•	Reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that Lucid deemed relevant;

•	Reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as Lucid deemed relevant for purposes of this Opinion.

For purposes of rendering our Opinion we have assumed, with your consent, that except as would not be in any way meaningful to our analysis: (i) the final form of the Agreement will not differ from the draft Agreement that we have reviewed; (ii) the representations and warranties of each party contained in the Agreement are true and correct in all respects; (iii) each party will perform all of the covenants and agreements required to be performed by such party under the Agreement; (iv) the implied Exchange Ratio as used in the presentation is not materially different from the actual Exchange Ratio for the transactions and (v) the transactions contemplated by the Agreement will be consummated in accordance with the terms of the Agreement, without any waiver or amendment of any term or condition thereof. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement or otherwise required for the transactions contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed, or waivers made that would have an adverse effect on Galera, Obsidian, or the contemplated benefits of the Mergers. We have assumed that the Mergers will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes and the rules and regulations promulgated thereunder.

It is understood that this letter is intended for the benefit and use of the Board of Directors (in its capacity as such) in its consideration of the financial terms of the Mergers and, except as set forth in our engagement letter with Galera, dated as of April 8, 2026 (the “Engagement Letter”), may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent, except that this Opinion may be included in its entirety in any filing related to the Mergers required to be filed with the SEC and any proxy or information statement to be mailed to holders of Galera Common Stock. This letter does not constitute a recommendation to the Board of Directors of whether to approve the Mergers or to any stockholder of Galera or any other person as to how to vote or act with respect to the transactions contemplated by the Agreement (including the Mergers) or any other matter. Our Opinion does not address Galera’s underlying business decision to proceed with the Mergers or the relative merits of the Mergers compared to other alternatives available to Galera. We express no opinion as to the prices or ranges of prices at which shares or the securities of any person, including Galera, will trade at any time, including following the announcement or consummation of the Mergers, or as to the potential effects of volatility in the credit, financial, and stock markets on Galera, Obsidian or the transactions contemplated by the Agreement. We have not been requested to opine as to, and our Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Mergers, or any class of such

LUCID CAPITAL MARKETS, LLC

570 Lexington Ave., 40th Floor

New York, NY 10017

Galera Therapeutics, Inc.

April 13, 2026

persons, relative to the compensation to be paid to the holders of Galera Common Stock or Obsidian Common Stock in connection with the Mergers or with respect to the fairness of any such compensation.

Lucid is an investment bank providing investment banking, brokerage, equity research, institutional sales and trading services. As part of our investment banking services, we are regularly engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Lucid will receive a fee for rendering our Opinion set forth below pursuant to the Engagement Letter, which is not contingent upon consummation of the Mergers. In addition, Galera has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. In the two years preceding the date hereof, Lucid has received a Fairness Opinion fee from Galera in connection to its previously announced merger with Nova Pharmaceuticals, Inc. on December 30, 2024. In the two years preceding the date hereof, Lucid has not had a relationship with Obsidian or any of its affiliates and has not received any fees from Obsidian or any of its affiliates. Lucid and its affiliates may in the future seek to provide investment banking or financial advisory services to Galera and Obsidian and/or their respective affiliates and expect to receive fees for the rendering of these services.

In the ordinary course of business, Lucid or certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, Galera, Obsidian or any other party that may be involved in the Mergers and/or their respective affiliates.

Consistent with applicable legal and regulatory requirements, Lucid has adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Galera and the proposed Merger that may differ from the views of Lucid’s investment banking personnel.

The Opinion set forth below was reviewed and approved by a fairness opinion committee of Lucid.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein and such other factors that we deem relevant, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Galera Common Stock.

Very truly yours,

Lucid Capital Markets, LLC

LUCID CAPITAL MARKETS, LLC

570 Lexington Ave., 40th Floor

New York, NY 10017

Appendix D

STOCKHOLDER SUPPORT AGREEMENT

This Support Agreement (this “Support Agreement”) is being delivered on [•], 2026 by the person or persons named on the signature pages hereto (collectively, the “Holder”), as the holder of Galera Shares (as defined below) of Galera, a Delaware corporation (“Galera”), to Obsidian Therapeutics, Inc., a Delaware corporation (“Obsidian”) and to Galera.

Reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”), as amended from time to time, dated as of April 14, 2026, by and among Obsidian, Galera, Gazelle Parent, Inc., a Delaware corporation (“Parent”), Obsidian MergerSub, Inc., a Delaware corporation (“Obsidian Merger Sub”), and Gazelle Merger Subsidiary, Inc., a Delaware corporation (“Galera Merger Sub”). All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

As of the date hereof, the Holder is the record (as defined in Rule 12g5-1 promulgated under the Exchange Act) or beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of the number of shares of Galera Common Stock, Galera Preferred Stock, Galera Options and Galera Warrants and other securities convertible into, or exercisable or exchangeable for, shares of Galera Common Stock, as set forth on Exhibit A hereto (collectively, the “Galera Shares”).

As a condition and inducement to Obsidian’s and Galera’s willingness to enter into the Merger Agreement, the Holder has agreed to enter into this Support Agreement.

1. Agreement to Vote. From the date hereof until the Termination Date (as defined below), the Holder agrees to vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, and shall not enter into any agreement or otherwise give instructions to any person to vote in any manner inconsistent with this Support Agreement, at every meeting of the Galera shareholders (or any class or series of stockholders, as applicable) convened in connection with the matters related to the Merger Agreement, and at every adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the stockholders of Galera, all Galera Shares it beneficially owns and is entitled to vote at such meeting:

(a)

in favor of (i) the adoption and approval of the Merger Agreement and the terms thereof, including the Contemplated Transactions and the other actions contemplated by the Merger Agreement, (ii) the Galera Merger, (iii) all of the matters set forth in the Galera Stockholder Written Consent, and (iv) each of the items recommended by the Galera Board set forth in Galera’s preliminary proxy statement filed with the SEC on April 10, 2026 in connection with the Annual Meeting of Stockholders of Galera on May 8, 2026; and

(b)

against (i) any Acquisition Proposal, Acquisition Transaction or any other action that would reasonably be expected to interfere with, delay, impede, postpone, discourage or adversely affect the consummation of the Contemplated Transactions, and (ii) against any action or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant or obligation of Galera in the Merger Agreement (clauses (a) and (b) collectively, the “Supported Matters”).

Nothing in this Support Agreement shall require the Holder to vote in any manner, or deliver a written consent, with respect to any amendment to the Merger Agreement or the taking of any action that would reasonably be expected to result in the amendment, modification or waiver of a provision of the Merger Agreement in a manner that (1) decreases the Galera Exchange Ratio or changes the form or reduces the amount of the consideration payable to shareholders of Galera in the Contemplated Transactions; (2) increases the Obsidian Exchange Ratio or changes the form or increases the amount of the consideration payable to shareholders of Obsidian in the Contemplated Transactions, (3) is material and adverse to the Holder, or (4) imposes any restrictions or any additional conditions on the consummation of the Contemplated Transactions.

For the avoidance of doubt, other than with respect to the Supported Matters, the Holder does not have any obligation to vote, or deliver a written consent with respect to, the Galera Shares in any particular manner and, with respect to such other matters (other than the Supported Matters), the Holder shall be entitled to vote, or deliver a written consent with respect to, the Galera Shares in its sole discretion.

From the date hereof until the Termination Date, in the event of (i) a stock split, stock dividend or distribution, or any change in the capital stock of Galera by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like or (ii) the acquisition of sole or shared voting power by the Holder of additional shares of capital stock or other equity securities of Galera, whether by the exercise of Galera Options, conversion of Galera Preferred Stock or otherwise, including, without limitation, by gift or succession, then the term “Galera Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction, and such Galera Shares shall be subject to the terms and conditions of this Support Agreement to the same extent as if they constituted Galera Shares as of the date of the execution of this Support Agreement, without the need for any further action by the parties (including, for the avoidance of doubt, with respect to Exhibit A).

2. Delivery of Written Consent. Promptly after the Registration Statement is declared effective under the Securities Act, the Holder agrees to irrevocably execute and deliver, or cause to be delivered, to Obsidian and Galera its duly executed counterpart to the Galera Stockholder Written Consent. The Galera Stockholder Written Consent shall be given in accordance with such procedures relating thereto, including pursuant to the Delaware General Corporation Law and each of Galera’s organizational documents so as to ensure that it is duly counted for purposes of recording the results of the Galera Stockholder Written Consent and otherwise effective for all purposes, including under the DGCL.

3. No Transfer. From the date hereof until the Termination Date, the Holder agrees not to, directly or indirectly, sell, transfer, pledge, encumber (other than liens arising under or imposed by applicable law or pursuant to this Support Agreement, the Merger Agreement or the transactions contemplated hereby or thereby), assign, gift or otherwise dispose of (collectively, a “Transfer”) or enter into any contract, option or other arrangement or understanding with respect to any Transfer of, any of the Galera Shares. Any Transfer or purported Transfer of Galera Shares in breach or violation of this Support Agreement shall be void and of no force or effect. Notwithstanding the foregoing, the restrictions set forth in this Section 3 shall not apply to: (a) Transfers by gift to members of the Holder’s immediate family or to a trust, the beneficiary of which is a member of the Holder’s immediate family, an affiliate of such Person or to a charitable organization; (b) Transfers by virtue of laws of descent and distribution upon death of the individual; (c) Transfers by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement; (d) Transfers to a partnership, limited liability company or other entity of which the Holder and/or the immediate family of the Holder are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (e) Transfers to a trustor or beneficiary of the trust, to the designated nominee of a beneficiary of such trust or to the estate of a beneficiary of such trust; (f) Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (g) the settlement, exercise, termination or vesting of any Galera Options or Galera Warrants, including in order to (i) pay the exercise price thereof or (ii) satisfy taxes applicable thereto; (h) the conversion of the Galera Preferred Stock into Galera Common Stock; and (i) Transfers to any Affiliate, equityholder, partner or member of such Holder;

provided, however, that, to the fullest extent permitted by applicable Law, for any permitted Transfers pursuant clauses (a) to (i) (other than clause (g)), the Galera Shares so Transferred shall continue to be subject to the provisions of this Support Agreement and, as a condition precedent to any such Transfer, these permitted transferees must enter into a written agreement, in substantially the form of this Support Agreement, agreeing to be bound by the restrictions in this Section 2 and shall have the same rights and benefits under this Support Agreement.

4. Representations and Warranties of the Holder. The Holder hereby represents and warrants to Obsidian and Galera as follows:

(a) the Holder has full power and authority (or legal capacity, if the Holder is a natural person) to execute and deliver this Support Agreement and to perform the Holder’s obligations hereunder;

(b) this Support Agreement has been duly executed and delivered by the Holder, and, assuming this Support Agreement constitutes a valid and binding obligation of Obsidian and Galera, constitutes a valid and binding obligation of the Holder enforceable against the Holder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies, and the Holder understands that each of Obsidian and Galera is entering into the Merger Agreement in reliance upon the Holder’s execution and delivery of this Support Agreement;

(c) the Holder is the record or beneficial owner of the Galera Shares and does not beneficially own any securities of Galera other than the shares of Galera Common Stock and rights to purchase or otherwise acquire shares of Galera Common Stock set forth in Exhibit A;

(d) the execution and delivery of this Support Agreement by the Holder will not (i) result in a violation or breach of any agreement to which the Holder is a party, (ii) violate any Law or order applicable to the Holder or (iii) if Holder is an entity, violate any constituent or organizational document, except in each case as would not prevent or materially delay the Holder from performing its obligations hereunder;

(e) as of the date of this Support Agreement, there is no proceeding pending or, to the knowledge of the Holder, threatened against the Holder or any of the Holder’s properties or assets (whether tangible or intangible) that would reasonably be expected to prevent or materially impair the ability of the Holder to perform the Holder’s obligations hereunder;

(f) (i) the Holder does not have any agreement, arrangement, or understanding, whether written or oral, formal or informal, with any other holder of Galera Common Stock to act together for the purpose of acquiring, holding, voting, or disposing of shares of Galera Common Stock, nor does the Holder otherwise act in concert with any other holder of Galera Common Stock in connection with the exercise of any rights or powers arising from the ownership of Galera Common Stock and (ii) without limiting the generality of the foregoing, the Holder is not a member of a “group” (as such term is used in Section 13(d)(3) of the Exchange Act) with any other holder of any equity securities of Galera for the purpose of acquiring, holding, voting, or disposing of equity securities of Galera; and

(g) the Holder has had the opportunity to review the Merger Agreement, including the provisions relating to the payment and allocation of the consideration to be paid to the stockholders of Galera, and this Agreement with counsel of the Holder’s own choosing. The Holder has had an opportunity to review with its own tax advisors the tax consequences of the Mergers and the Contemplated Transactions. The Holder understands that it must rely solely on its advisors and not on any statements or representations made by Obsidian or Galera, or any of their respective agents or representatives. The Holder understands that the Holder (and not Obsidian, Galera or Parent) shall be responsible for the Holder’s tax liability that may arise as a result of the Galera Merger or the transactions contemplated by the Merger Agreement. The Holder understands and acknowledges that Obsidian, Galera, Parent, Obsidian Merger Sub and Galera Merger Sub are entering into the Merger Agreement in reliance upon the Holder’s execution, delivery and performance of this Agreement.

5. No Impact on Directors’ or Officers’ Duties. Notwithstanding any provision of this Support Agreement to the contrary, the parties acknowledge that (a) the Holder is entering into this Support Agreement solely in the Holder’s capacity as a record or beneficial owner of Galera Common Stock and not in such Holder’s capacity as a director, officer or employee of Galera or in the Holder’s capacity as a trustee or fiduciary of any Galera Equity

Plans and (b) nothing in this Support Agreement is intended to limit or restrict the Holder, or a designee of the Holder, who is a director or officer of Galera from taking any action or inaction or voting in favor in the Holder’s sole discretion on any matter in his or her capacity as a director of Galera or in the Holder’s capacity as a trustee or fiduciary of any Galera Equity Plans (if applicable), or fulfilling the obligations of such office, and none of such actions in such capacity shall be deemed to constitute a breach of this Support Agreement.

6. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

a.	if to Obsidian, to:

Obsidian Therapeutics, Inc.

1030 Massachusetts Avenue

Cambridge, MA 02138

Attn: Chief Financial Officer

Email: [***]

with a copy to (which shall not constitute notice):

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210 Attention: William Collins; Gabriela Morales-Rivera; Tevia K. Pollard

Email: WCollins@goodwinlaw.com; GMoralesRivera@goodwinlaw.com;

TPollard@goodwinlaw.com

b. if to Galera, to:

Galera Therapeutics, Inc.

101 Lindenwood Drive, Suite 225

Malvern, PA 19355

Attn: Mel Sorensen; Joel Sussman

Email: [***]

with a copy to (which shall not constitute notice):

Sidley Austin LLP

787 Seventh Ave

New York, NY 10019

Attn: Asher Rubin, John Butler

Phone: (410) 559-2881, (212) 839-8513

Email: arubin@sidley.com, john.butler@sidley.com

c. if to the Holder, at the e-mail address on the signature page hereto.

7. Termination. This Support Agreement shall automatically terminate upon the earliest to occur of (a) such date and time as the Merger Agreement shall have been validly terminated, (b) such date and time as there is any amendment of any term or provision of the Merger Agreement that (i) decreases the Galera Exchange Ratio or changes the form or reduces the amount of the consideration payable to shareholders of Galera in the Contemplated Transactions or (ii) increases the Obsidian Exchange Ratio or changes the form or increases the amount of the consideration payable to shareholders of Obsidian in the Contemplated Transactions, (c) the Outside Date, unless the Outside Date is extended for an additional ninety (90) day period as set forth in the

Merger Agreement (but without taking into account any extension thereof agreed by the parties following the date of this Support Agreement), (d) the Galera Effective Time and (e) such date and time as a written agreement executed by the parties hereto to terminate this Support Agreement is effective (such date, the “Termination Date”).

8. Stop Transfer Instructions. At all times commencing with the execution and delivery of this Support Agreement and continuing until the Termination Date, in furtherance of this Support Agreement, the Holder hereby authorizes Galera or its counsel to notify Galera’s transfer agent that there is a stop transfer order with respect to all of the Galera Shares (and that this Support Agreement places limits on the voting and transfer of such Galera Shares).

9. Irrevocable Proxy. By execution of this Agreement, the Holder does hereby appoint Galera and any of its designees with full power of substitution and resubstitution, as the Holder’s true and lawful attorney and irrevocable proxy, to the fullest extent of the Holder’s rights with respect to the Galera Shares, to vote and exercise all voting and related rights, including the right to sign the Holder’s name (solely in its capacity as a stockholder) to any stockholder consent, if the Holder fails to vote his, her or its Galera Shares, or otherwise fails to perform or comply with such Stockholder’s obligations under this Agreement, solely with respect to the matters set forth in Section 1(a) hereof by 5:00 p.m. (Eastern Time) on the day immediately preceding the meeting date (or date upon which written consents are requested to be submitted), provided the Holder has received information regarding the meeting or request for written consent at least five (5) Business Days before such shareholder meeting or any consent solicitation or other vote taken of Galera’s stockholders. The Holder intends this proxy to be irrevocable and coupled with an interest hereunder until the Termination Date, hereby revokes (or agrees to cause to be revoked) any proxy previously granted by the Holder with respect to the Galera Shares and represents that none of such previously-granted proxies are irrevocable. The Holder hereby affirms that the proxy set forth in this Section 9 is given in connection with, and granted in consideration of, and as an inducement to Obsidian, Galera, Parent, Obsidian Merger Sub and Galera Merger Sub to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Holder under Section 1. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of the Holder and the obligations of the Holder shall be binding on the Holder’s heirs, personal representatives, successors, transferees and assigns. The Holder hereby agrees not to grant any subsequent powers of attorney or proxies with respect to any Galera Shares with respect to the matters set forth in Section 1 until after the Termination Date. With respect to any Galera Shares that are owned beneficially by the Holder but are not held of record by the Holder (other than shares beneficially owned by the Holder that are held in the name of a bank, broker or nominee), the Holder shall take all action necessary to cause the record holder of such Galera Shares to grant the irrevocable proxy and take all other actions provided for in this Section 9 with respect to such Galera Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Termination Date.

10. Galera Board Adverse Recommendation Change. In the event of a Galera Board Adverse Recommendation Change made in compliance with the terms of the Merger Agreement, then the aggregate number of Galera Shares hereunder shall be reduced (with such reduction applying to each Holder, subject to a similar voting agreement, on a pro rata basis in accordance with each Holder’s relative Galera Shares and rounded up to the nearest whole Galera Share) without any action by Galera or the Holders such that the number of Galera Shares held, collectively, by all Holders, subject to a similar voting agreement, shall represent in the aggregate that number of shares (after such reduction) equal to twenty-five percent (25%) of the outstanding shares of Galera Common Stock.

11. Waiver of Appraisal Rights. The Holder hereby waives, and agrees not to exercise or assert, any appraisal rights under applicable Law, including Section 262 of Delaware Law, in connection with the Galera Merger.

12. No Legal Actions. The Holder will not in its capacity as a stockholder of Galera bring, commence, institute, maintain, prosecute or voluntarily aid any Legal Proceeding which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Holder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement and the Contemplated Transactions by the Galera Board, constitutes a breach of any fiduciary duty of the Galera Board or any member thereof.

13. Entire Agreement. This Support Agreement constitutes the entire agreement, and supersedes all prior agreements and understanding, both written and oral, among the parties hereto with respect to the subject matter hereof and is fully binding on the parties hereto.

14. Counterparts. This Support Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Any such counterpart, to the extent delivered by DocuSign or AdobeSign, fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each party hereto forever waives any such defense, except to the extent such defense relates to lack of authenticity.

15. Assignment. Neither this Support Agreement nor any of the rights, interests or obligations under this Support Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, the terms of this Support Agreement shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns.

16. Amendment. This Support Agreement may not be amended or modified except in writing signed by each of the parties hereto.

17. Governing Law; Jurisdiction; Waiver of Jury Trial. This Support Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Support Agreement or any of the Contemplated Transactions, each of the parties: irrevocably and unconditionally (a) consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this paragraph, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, (e) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with the subsequent paragraph of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.

18. Specific Performance. Each party hereto acknowledges that, in view of the uniqueness of the transactions contemplated by this Support Agreement, the other party or parties hereto will not have an adequate remedy at law for money damages in the event that this Support Agreement has not been performed in accordance with its terms, and therefore agrees that such other party or parties shall be entitled to seek specific enforcement of the terms hereof in addition to any other remedy it may seek, at law or in equity.

19. Expenses. All fees, costs and expenses incurred in connection with this Support Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring such fees, costs and expenses.

20. Non-Recourse. This Support Agreement may only be enforced against, and any Legal Proceeding based upon, arising out of, or related to this Support Agreement, or the negotiation, execution or performance of this Support Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney or other Representative of any party hereto or any of their successors or permitted assigns or any director, officer, employee, incorporator, manager, member, direct or indirect general or limited partner, direct or indirect stockholder, direct or indirect equityholder, direct or indirect controlling person, Affiliate, agent, attorney, Representative, successor or permitted assign of any of the foregoing, shall have any liability to the Holder, Obsidian or Galera for any obligations or liabilities of any party under this Support Agreement or for any Legal Proceeding (whether in tort, contract or otherwise) based on, in respect of or by reason of the transactions contemplated hereby or in respect of any written or oral representations made or alleged to be made in connection herewith.

[The remainder of the page is intentionally left blank.]

The parties hereto have executed this Support Agreement as of the date first set forth above.

HOLDER:

By:
Name:
Title:
E-mail:

[Signature Page to Support Agreement]

Agreed to and Acknowledged as of the date first set forth above:

OBSIDIAN:

OBSIDIAN THERAPEUTICS, INC.

By:
Name:
Title:

GALERA:

GALERA THERAPEUTICS, INC.

By:
Name:
Title:

Exhibit A

Galera Shares

Holder	Galera Common Stock	Galera Preferred Stock	Galera Options	Galera Warrants

Appendix E

STOCKHOLDER SUPPORT AGREEMENT

This Support Agreement (this “Support Agreement”) is being delivered on [•], 2026 by the person or persons named on the signature pages hereto (collectively, the “Holder”), as the holder of Obsidian Shares (as defined below) of Obsidian Therapeutics, Inc., a Delaware corporation (“Obsidian”), to Galera Therapeutics, Inc., a Delaware corporation (“Galera”) and to Obsidian.

Reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”), as amended from time to time, dated as of [•], 2026, by and among Obsidian, Galera, Gazelle Parent, Inc., a Delaware corporation (“Parent”), Onyx MergerSub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Obsidian Merger Sub”) and Gazelle Merger Subsidiary, Inc., a Delaware corporation and direct, wholly owned subsidiary of Parent (“Galera Merger Sub”). All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

As of the date hereof, the Holder is the record (as defined in Rule 12g5-1 promulgated under the Exchange Act) or beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of the number of shares of Obsidian Common Stock, Obsidian Preferred Stock, Obsidian Options and other securities convertible into, or exercisable or exchangeable for, shares of Obsidian Common Stock, as set forth on Exhibit A hereto (collectively, the “Obsidian Shares”).

As a condition and inducement to Obsidian’s and Galera’s willingness to enter into the Merger Agreement, the Holder has agreed to enter into this Support Agreement.

1. Agreement to Vote. From the date hereof until the Termination Date (as defined below), the Holder agrees to vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, and shall not enter into any agreement or otherwise give instructions to any person to vote in any manner inconsistent with this Support Agreement, at every meeting of the Obsidian shareholders (or any class or series of stockholders, as applicable) convened in connection with the matters related to the Merger Agreement, and at every adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the stockholders of Obsidian, all Obsidian Shares it beneficially owns and is entitled to vote at such meeting:

(a)

in favor of (i) the adoption and approval of the Merger Agreement and the terms thereof, including the Contemplated Transactions and the other actions contemplated by the Merger Agreement, (ii) the Obsidian Merger and (iii) all of the matters set forth in the Obsidian Stockholder Written Consent; and

(b)

against (i) any Acquisition Proposal, Acquisition Transaction or any other action that would reasonably be expected to interfere with, delay, impede, postpone, discourage or adversely affect the consummation of the Contemplated Transactions, and (ii) against any action or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant or obligation of Obsidian in the Merger Agreement (clauses (a) and (b) collectively, the “Supported Matters”).

Nothing in this Support Agreement shall require the Holder to vote in any manner, or deliver a written consent, with respect to any amendment to the Merger Agreement or the taking of any action that would reasonably be expected to result in the amendment, modification or waiver of a provision of the Merger Agreement in a manner that (1) decreases the Obsidian Exchange Ratio or changes the form or reduces the amount of the consideration payable to shareholders of Obsidian in the Contemplated Transactions; (2) increases the Galera Exchange Ratio or changes the form or increases the amount of the consideration payable to shareholders of Galera in the Contemplated Transactions, (3) is material and adverse to the Holder, or (4) imposes any restrictions or any additional conditions on the consummation of the Contemplated Transactions. For the avoidance of doubt, other than with respect to the Supported Matters, the Holder does not have any obligation to vote, or deliver a written consent with respect to, the Obsidian Shares in any particular manner and, with respect to such other matters (other than the Supported Matters), the Holder shall be entitled to vote, or deliver a written consent with respect to, the Obsidian Shares in its sole discretion.

From the date hereof until the Termination Date, in the event of (i) a stock split, stock dividend or distribution, or any change in the capital stock of Obsidian by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like or (ii) the acquisition of sole or shared voting power by the Holder of additional shares of capital stock or other equity securities of Obsidian, whether by the exercise of Obsidian Options, conversion of Obsidian Preferred Stock or otherwise, including, without limitation, by gift or succession, then the term “Obsidian Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction, and such Obsidian Shares shall be subject to the terms and conditions of this Support Agreement to the same extent as if they constituted Obsidian Shares as of the date of the execution of this Support Agreement, without the need for any further action by the parties (including, for the avoidance of doubt, with respect to Exhibit A).

2. Delivery of Written Consent. Promptly after the Registration Statement is declared effective under the Securities Act, the Holder agrees to irrevocably execute and deliver, or cause to be delivered, to Obsidian and Galera its duly executed counterpart to the Obsidian Stockholder Written Consent. The Obsidian Stockholder Written Consent shall be given in accordance with such procedures relating thereto, including pursuant to the Delaware General Corporation Law and each of Obsidian’s organizational documents so as to ensure that it is duly counted for purposes of recording the results of the Obsidian Stockholder Written Consent and otherwise effective for all purposes, including under the DGCL.

3. No Transfer. From the date hereof until the Termination Date, the Holder agrees not to, directly or indirectly, sell, transfer, pledge, encumber (other than liens arising under or imposed by applicable law or pursuant to this Support Agreement, the Merger Agreement or the transactions contemplated hereby or thereby), assign, gift or otherwise dispose of (collectively, a “Transfer”) or enter into any contract, option or other arrangement or understanding with respect to any Transfer of, any of the Obsidian Shares. Any Transfer or purported Transfer of Obsidian Shares in breach or violation of this Support Agreement shall be void and of no force or effect. Notwithstanding the foregoing, the restrictions set forth in this Section 3 shall not apply to: (a) Transfers by gift to members of the Holder’s immediate family or to a trust, the beneficiary of which is a member of the Holder’s immediate family, an affiliate of such Person or to a charitable organization; (b) Transfers by virtue of laws of descent and distribution upon death of the individual; (c) Transfers by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement; (d) Transfers to a partnership, limited liability company or other entity of which the Holder and/or the immediate family of the Holder are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (e) Transfers to a trustor or beneficiary of the trust, to the designated nominee of a beneficiary of such trust or to the estate of a beneficiary of such trust; (f) Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (g) the settlement, exercise, termination or vesting of any Obsidian Options or Obsidian Warrants, including in order to (i) pay the exercise price thereof or (ii) satisfy taxes applicable thereto; (h) the conversion of the Obsidian Preferred Stock into Obsidian Common Stock; and (i) Transfers to any Affiliate, equityholder, partner or member of such Holder;

provided, however, that, to the fullest extent permitted by applicable Law, for any permitted Transfers pursuant clauses (a) to (i) (other than clause (g)), the Obsidian Shares so Transferred shall continue to be subject to the provisions of this Support Agreement and, as a condition precedent to any such Transfer, these permitted transferees must enter into a written agreement, in substantially the form of this Support Agreement, agreeing to be bound by the restrictions in this Section 2 and shall have the same rights and benefits under this Support Agreement.

4. Representations and Warranties of the Holder. The Holder hereby represents and warrants to Obsidian and Galera as follows:

(a) the Holder has full power and authority (or legal capacity, if the Holder is a natural person) to execute and deliver this Support Agreement and to perform the Holder’s obligations hereunder;

(b) this Support Agreement has been duly executed and delivered by the Holder, and, assuming this Support Agreement constitutes a valid and binding obligation of Obsidian and Galera, constitutes a valid and binding obligation of the Holder enforceable against the Holder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies, and the Holder understands that each of Obsidian and Galera is entering into the Merger Agreement in reliance upon the Holder’s execution and delivery of this Support Agreement;

(c) the Holder is the record or beneficial owner of the Obsidian Shares and does not beneficially own any securities of Obsidian other than the shares of Obsidian Common Stock and rights to purchase or otherwise acquire shares of Obsidian Common Stock set forth in Exhibit A;

(d) the execution and delivery of this Support Agreement by the Holder will not (i) result in a violation or breach of any agreement to which the Holder is a party, (ii) violate any Law or order applicable to the Holder or (iii) if Holder is an entity, violate any constituent or organizational document, except in each case as would not prevent or materially delay the Holder from performing its obligations hereunder;

(e) as of the date of this Support Agreement, there is no proceeding pending or, to the knowledge of the Holder, threatened against the Holder or any of the Holder’s properties or assets (whether tangible or intangible) that would reasonably be expected to prevent or materially impair the ability of the Holder to perform the Holder’s obligations hereunder;

(f) (i) the Holder does not have any agreement, arrangement, or understanding, whether written or oral, formal or informal, with any other holder of Obsidian Common Stock to act together for the purpose of acquiring, holding, voting, or disposing of shares of Obsidian Common Stock, nor does the Holder otherwise act in concert with any other holder of Obsidian Common Stock in connection with the exercise of any rights or powers arising from the ownership of Obsidian Common Stock and (ii) without limiting the generality of the foregoing, the Holder is not a member of a “group” (as such term is used in Section 13(d)(3) of the Exchange Act) with any other holder of any equity securities of Obsidian for the purpose of acquiring, holding, voting, or disposing of equity securities of Obsidian; and

(g) the Holder has had the opportunity to review the Merger Agreement, including the provisions relating to the payment and allocation of the consideration to be paid to the stockholders of Obsidian, and this Agreement with counsel of the Holder’s own choosing. The Holder has had an opportunity to review with its own tax advisors the tax consequences of the Mergers and the Contemplated Transactions. The Holder understands that it must rely solely on its advisors and not on any statements or representations made by Obsidian or Galera, or any of their respective agents or representatives. The Holder understands that the Holder (and not Obsidian, Galera or Parent) shall be responsible for the Holder’s tax liability that may arise as a result of the Obsidian Merger or the transactions contemplated by the Merger Agreement. The Holder understands and acknowledges that Obsidian, Galera, Parent, Obsidian Merger Sub and Galera Merger Sub are entering into the Merger Agreement in reliance upon the Holder’s execution, delivery and performance of this Agreement.

5. No Impact on Directors’ or Officers’ Duties. Notwithstanding any provision of this Support Agreement to the contrary, the parties acknowledge that (a) the Holder is entering into this Support Agreement solely in the Holder’s capacity as a record or beneficial owner of Obsidian Common Stock and not in such Holder’s capacity as a director, officer or employee of Obsidian or in the Holder’s capacity as a trustee or fiduciary of any Obsidian

Equity Plans and (b) nothing in this Support Agreement is intended to limit or restrict the Holder, or a designee of the Holder, who is a director or officer of Obsidian from taking any action or inaction or voting in favor in the Holder’s sole discretion on any matter in his or her capacity as a director of Obsidian or in the Holder’s capacity as a trustee or fiduciary of any Obsidian Equity Plans (if applicable), or fulfilling the obligations of such office, and none of such actions in such capacity shall be deemed to constitute a breach of this Support Agreement.

6. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

a. if to Obsidian, to:

Obsidian Therapeutics, Inc.

1030 Massachusetts Avenue

Cambridge, MA 02138

Attn: Chief Financial Officer

Email: [***]

with a copy to (which shall not constitute notice):

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention: William Collins; Gabriela Morales-Rivera; Tevia K. Pollard

Email: WCollins@goodwinlaw.com; GMoralesRivera@goodwinlaw.com;

TPollard@goodwinlaw.com

b. if to Galera, to:

Galera Therapeutics, Inc.

101 Lindenwood Drive, Suite 225

Malvern, PA 19355

Attn: Mel Sorensen; Joel Sussman

Email: [***]

with a copy to (which shall not constitute notice):

Sidley Austin LLP

787 Seventh Ave

New York, NY 10019

Attn: Asher Rubin, John Butler

Phone: (410) 559-2881, (212) 839-8513

Email: arubin@sidley.com, john.butler@sidley.com

c. if to the Holder, at the e-mail address on the signature page hereto.

7. Termination. This Support Agreement shall automatically terminate upon the earliest to occur of (a) such date and time as the Merger Agreement shall have been validly terminated, (b) such date and time as there is any amendment of any term or provision of the Merger Agreement that (i) decreases the Obsidian Exchange Ratio or changes the form or reduces the amount of the consideration payable to shareholders of Obsidian in the Contemplated Transactions or (ii) increases the Galera Exchange Ratio or changes the form or increases the amount of the consideration payable to shareholders of Galera in the Contemplated Transactions, (c) the Outside

Date, unless the Outside Date is extended for an additional ninety (90) day period as set forth in the Merger Agreement (but without taking into account any extension thereof agreed by the parties following the date of this Support Agreement), (d) the Obsidian Effective Time and (e) such date and time as a written agreement executed by the parties hereto to terminate this Support Agreement is effective (such date, the “Termination Date”).

8. Stop Transfer Instructions. At all times commencing with the execution and delivery of this Support Agreement and continuing until the Termination Date, in furtherance of this Support Agreement, the Holder hereby authorizes Obsidian or its counsel to notify Obsidian’s transfer agent that there is a stop transfer order with respect to all of the Obsidian Shares (and that this Support Agreement places limits on the voting and transfer of such Obsidian Shares).

9. Irrevocable Proxy. By execution of this Agreement, the Holder does hereby appoint Obsidian and any of its designees with full power of substitution and resubstitution, as the Holder’s true and lawful attorney and irrevocable proxy, to the fullest extent of the Holder’s rights with respect to the Obsidian Shares, to vote and exercise all voting and related rights, including the right to sign the Holder’s name (solely in its capacity as a stockholder) to any stockholder consent, if the Holder fails to vote his, her or its Obsidian Shares, or otherwise fails to perform or comply with such Stockholder’s obligations under this Agreement, solely with respect to the matters set forth in Section 1(a) hereof by 5:00 p.m. (Eastern Time) on the day immediately preceding the meeting date (or date upon which written consents are requested to be submitted), provided the Holder has received information regarding the meeting or request for written consent at least five (5) Business Days before such shareholder meeting or any consent solicitation or other vote taken of Obsidian’s stockholders. The Holder intends this proxy to be irrevocable and coupled with an interest hereunder until the Termination Date, hereby revokes (or agrees to cause to be revoked) any proxy previously granted by the Holder with respect to the Obsidian Shares and represents that none of such previously-granted proxies are irrevocable. The Holder hereby affirms that the proxy set forth in this Section 9 is given in connection with, and granted in consideration of, and as an inducement to Obsidian, Galera, Parent, Obsidian Merger Sub and Galera Merger Sub to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Holder under Section 1. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of the Holder and the obligations of the Holder shall be binding on the Holder’s heirs, personal representatives, successors, transferees and assigns. The Holder hereby agrees not to grant any subsequent powers of attorney or proxies with respect to any Obsidian Shares with respect to the matters set forth in Section 1 until after the Termination Date. With respect to any Obsidian Shares that are owned beneficially by the Holder but are not held of record by the Holder (other than shares beneficially owned by the Holder that are held in the name of a bank, broker or nominee), the Holder shall take all action necessary to cause the record holder of such Obsidian Shares to grant the irrevocable proxy and take all other actions provided for in this Section 9 with respect to such Obsidian Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Termination Date.

10. Obsidian Board Adverse Recommendation Change. In the event of a Obsidian Board Adverse Recommendation Change made in compliance with the terms of the Merger Agreement, then the aggregate number of Obsidian Shares hereunder shall be reduced (with such reduction applying to each Holder, subject to a similar voting agreement, on a pro rata basis in accordance with each Holder’s relative Obsidian Shares and rounded up to the nearest whole Obsidian Share) without any action by Obsidian or the Holders such that the number of Obsidian Shares held, collectively, by all Holders, subject to a similar voting agreement, shall represent in the aggregate that number of shares (after such reduction) equal to twenty-five percent (25%) of the outstanding shares of Obsidian Common Stock.

11. Waiver of Appraisal Rights. The Holder hereby waives, and agrees not to exercise or assert, any appraisal rights under applicable Law, including Section 262 of Delaware Law, in connection with the Obsidian Merger.

12. No Legal Actions. The Holder will not in its capacity as a stockholder of Obsidian bring, commence, institute, maintain, prosecute or voluntarily aid any Legal Proceeding which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Holder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement and the Contemplated Transactions by the Obsidian Board, constitutes a breach of any fiduciary duty of the Obsidian Board or any member thereof.

13. Entire Agreement. This Support Agreement constitutes the entire agreement, and supersedes all prior agreements and understanding, both written and oral, among the parties hereto with respect to the subject matter hereof and is fully binding on the parties hereto.

14. Counterparts. This Support Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Any such counterpart, to the extent delivered by DocuSign or AdobeSign, fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each party hereto forever waives any such defense, except to the extent such defense relates to lack of authenticity.

15. Assignment. Neither this Support Agreement nor any of the rights, interests or obligations under this Support Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, the terms of this Support Agreement shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns.

16. Amendment. This Support Agreement may not be amended or modified except in writing signed by each of the parties hereto.

17. Governing Law; Jurisdiction; Waiver of Jury Trial. This Support Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Support Agreement or any of the Contemplated Transactions, each of the parties: irrevocably and unconditionally (a) consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this paragraph, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, (e) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with the subsequent paragraph of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.

18. Specific Performance. Each party hereto acknowledges that, in view of the uniqueness of the transactions contemplated by this Support Agreement, the other party or parties hereto will not have an adequate remedy at law for money damages in the event that this Support Agreement has not been performed in accordance with its terms, and therefore agrees that such other party or parties shall be entitled to seek specific enforcement of the terms hereof in addition to any other remedy it may seek, at law or in equity.

19. Expenses. All fees, costs and expenses incurred in connection with this Support Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring such fees, costs and expenses.

20. Non-Recourse. This Support Agreement may only be enforced against, and any Legal Proceeding based upon, arising out of, or related to this Support Agreement, or the negotiation, execution or performance of this Support Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney or other Representative of any party hereto or any of their successors or permitted assigns or any director, officer, employee, incorporator, manager, member, direct or indirect general or limited partner, direct or indirect stockholder, direct or indirect equityholder, direct or indirect controlling person, Affiliate, agent, attorney, Representative, successor or permitted assign of any of the foregoing, shall have any liability to the Holder, Obsidian or Galera for any obligations or liabilities of any party under this Support Agreement or for any Legal Proceeding (whether in tort, contract or otherwise) based on, in respect of or by reason of the transactions contemplated hereby or in respect of any written or oral representations made or alleged to be made in connection herewith.

[The remainder of the page is intentionally left blank.]

The parties hereto have executed this Support Agreement as of the date first set forth above.

HOLDER:

By:
Name:
Title:
E-mail:

Agreed to and Acknowledged as of the date first set forth above:

OBSIDIAN:

OBSIDIAN THERAPEUTICS, INC.

By:
Name:
Title:

GALERA:

GALERA THERAPEUTICS, INC.

By:
Name:
Title:

Exhibit A

Obsidian Shares

Holder	Obsidian Common Stock	Obsidian Preferred Stock	Obsidian Options	Obsidian Warrants

Appendix F

LOCK-UP AGREEMENT

[•], 2026

Obsidian Therapeutics, Inc.

1030 Massachusetts Avenue

Cambridge, MA 02138

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that Obsidian Therapeutics, Inc., a Delaware corporation (the “Company”), has entered into an Agreement and Plan of Merger, dated as of April 14, 2026 (as the same may be amended from time to time, the “Merger Agreement”) with Galera Therapeutics, Inc., a Delaware corporation (“Galera”), Gazelle Parent, Inc., a Delaware corporation (“Parent”), Onyx MergerSub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent and Gazelle Merger Subsidiary, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a condition and inducement to each of the parties to enter into the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Parent and, solely prior to the Closing, the Company, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):

(i)

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock (including without limitation, Parent Common Stock or such other securities which may be deemed to be beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) by the undersigned in accordance with the rules and regulations of the SEC and securities of Parent which may be issued upon exercise of an option to purchase Parent Common Stock or warrant or settlement of a Parent restricted stock unit) that are currently or hereafter owned of record or beneficially (including holding as a custodian) by the undersigned (collectively, the “Undersigned’s Shares”);

(ii)

enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (i) above or this clause (ii) is to be settled by delivery of Parent Common Stock or other securities, in cash or otherwise;

(iii)

make any demand for, or exercise any right with respect to, the registration of any shares of Parent Common Stock or any security convertible into or exercisable or exchangeable for Parent Common Stock (other than such rights set forth in the Merger Agreement or the obligations of the Company or the combined company under that certain Registration Rights Agreement dated as of [•], 2026 entered into by and among Galera and the several investors signatory thereto); or

(iv)	publicly disclose the intention to do any of the foregoing.

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a) transfers of the Undersigned’s Shares:

(i)	if the undersigned is a natural person, (A) to any person related to the undersigned by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic

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partnership (a “Family Member”), or to a trust formed for the direct or indirect benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, (D) by operation of Law pursuant to a qualified domestic order or in connection with a divorce settlement, or (E) to any partnership, corporation or limited liability company which is controlled by the undersigned and/or by any such Family Member(s);

(ii)

if the undersigned is a corporation, partnership, limited liability company or other entity, (A) to another corporation, partnership, limited liability company, or other entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities under common control or management or advisement with the undersigned (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), (B) as a distribution or dividend to equity holders, including, without limitation, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, (D) transfers or dispositions not involving a change in beneficial ownership or (E) with prior written consent of Parent; or

(iii)	if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Parent a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Parent Common Stock or such other securities that have been so transferred or distributed;

(b) the exercise of an option to purchase Parent Common Stock (including a net or cashless exercise of an option to purchase Parent Common Stock), and any related transfer of shares of Parent Common Stock to Parent or sale of Parent Common Stock in the open market, in each case, for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) during the Restricted Period due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock held by the undersigned following such exercise and any such open market sales shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(c) the disposition (including a forfeiture or repurchase) to Parent of any shares of restricted stock granted pursuant to the terms of any employee benefit plan or restricted stock purchase agreement;

(d) the exercise of an option to purchase shares of Parent Common Stock (including a net or cashless exercise of an option to purchase shares of Parent Common Stock ), and any related transfer of shares of Parent Common Stock to Parent for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(e) the vesting of any restricted stock unit or settlement of any other equity award that represents the right to receive shares of Parent Common Stock, and transfers to Parent, or sales of Parent Common Stock in the open market, in connection with the vesting of any restricted stock unit or settlement of any other equity award that represents the right to receive shares of Parent Common Stock settled in Parent Common Stock, in each case, to pay any tax withholding obligations due during the Restricted Period; provided that, for the avoidance of

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doubt, the underlying shares of Parent Common Stock held by the undersigned following such vesting or settlement and any such open market sales shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(f) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act (a “10b5-1 Plan”) for the transfer of Parent Common Stock; provided that such plan does not provide for any transfers of Parent Common Stock during the Restricted Period, or the sale of Parent Common Stock pursuant to a 10b5-1 Plan existing as of the date of the Merger Agreement (which, for clarity, shall not be amended during the Restricted Period, but may be terminated during the Restricted Period);

(g) transfers, sales, dispositions, or the entering into of transactions (including, without limitation, any swap, hedge or similar agreement) by the undersigned of or relating to shares of capital stock or other securities of Parent purchased or acquired by the undersigned on the open market, in a public offering by Parent, or that otherwise do not involve or relate to shares of Parent Common Stock issued pursuant to the Merger Agreement in respect of shares of the Company;

(h) pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Parent’s capital stock involving a change of control of Parent that is approved by Parent’s Board of Directors, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement; or

(i) pursuant to an order of a court or regulatory agency;

(j) transfers, sales, dispositions or the entering into of transactions (including, without limitation, any swap, hedge or similar agreement), by the undersigned relating to shares of Parent Common Stock issued pursuant to the Merger Agreement in respect of shares of Galera, if any, purchased from Galera pursuant to the Concurrent PIPE Financing (as defined in the Merger Agreement) (the “Galera Concurrent PIPE Financing Released Shares”) or issued in exchange for, or on conversion or exercise of, any securities issued as part of the Concurrent PIPE Financing. The number of Galera Concurrent PIPE Financing Released Shares held by each stockholder of Galera is set forth opposite his, her or its name on Schedule I to this Lock-Up Agreement under the heading “Galera Concurrent PIPE Financing Released Shares”;

and provided, further, that, with respect to each of (a), (b), (c), (d), (e) and (f) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or disposition during the Restricted Period (other than (i) any exit filings or public announcements that may be required under applicable federal and state securities Laws or (ii) in respect of a required filing under the Exchange Act in connection with the exercise of an option to purchase shares of Parent Common Stock or in connection with the net settlement of any other equity award that represents the right to receive in the future shares of Parent Common Stock settled in Parent Common Stock that would otherwise expire during the Restricted Period, provided that (1) reasonable notice shall be provided to Parent prior to any such filing and (2) such filing, report or announcement shall clearly indicate in the footnotes therein, in reasonable detail, a description of the circumstances of the transfer and that the shares remain subject to this Lock-Up Agreement).

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Parent. In furtherance of the foregoing, the undersigned agrees that Parent and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Parent may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or

F-3

other documents, ledgers or instruments evidencing the undersigned’s ownership of Parent Common Stock or any other securities convertible into or exercisable or exchangeable for Parent Common Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that if the Merger Agreement is terminated for any reason, the undersigned shall be released from all obligations under this Lock-Up Agreement. The undersigned understands that Parent and the Company are proceeding with the Contemplated Transactions in reliance upon this Lock-Up Agreement. Notwithstanding anything to the contrary contained herein, this Lock-Up Agreement will automatically terminate and the undersigned shall be released from all obligations under this Lock-Up Agreement upon the earliest to occur, if any, of (i) the Company advising the undersigned in writing that it has determined not to proceed with the Contemplated Transactions or (ii) the Merger Agreement being validly terminated pursuant to its terms.

Any and all remedies herein expressly conferred upon Parent or the Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Parent or the Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur to Parent and/or the Company in the event that any provision of this Lock-Up Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Parent and the Company shall be entitled to seek an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent or the Company is entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Parent or the Company with respect thereto.

In the event that any holder of Parent’s securities that are subject to a substantially similar agreement entered into by such holder, other than the undersigned, is permitted by Parent (or prior to the Closing, the Company), including through any written consent granted under subparagraph (a)(ii)(E) above, to sell or otherwise transfer or dispose of shares of Parent Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder or is granted an early release from the restrictions described herein during the Restricted Period, the same percentage of shares of the Undersigned’s Shares shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission or early release has been granted by Parent, and solely prior to the Closing, the Company, to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holder’s shares of Parent Common Stock that, when combined with all such other such permissions and early releases, represent an aggregate amount in excess of [•]% of the number of shares of Parent Common Stock originally subject to a substantially similar agreements. Parent shall notify the undersigned of any Pro-Rata Release of its shares on the same day that any permission that triggers the Pro-Rata Release is granted.

Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Parent will cooperate with the undersigned to facilitate the timely preparation and delivery of certificates or the establishment of book-entry positions at Parent’s transfer agent representing the Undersigned’s Shares without the restrictive legend above or the withdrawal of any stop transfer instructions.

F-4

This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Lock-Up Agreement or any of the Contemplated Transactions, each of the parties: irrevocably and unconditionally (a) consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this paragraph, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, (e) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with the subsequent paragraph of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery), by electronic transmission (providing confirmation of transmission) to the Company or Parent, as the case may be, in accordance with the Merger Agreement and to the undersigned at his, her or its address or email address (providing confirmation of transmission) set forth on the signature page hereto (or at such other address for a party as shall be specified by like notice).

This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Parent, the Company and the undersigned by facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.

(Signature Page Follows)

F-5

Very truly yours,

Print Name of Stockholder:	[ ]

Signature (for individuals):

Signature (for entities):

By:
Name:
Title:

Email Address:

Accepted and Agreed By Gazelle Parent, Inc.

By:
Name:
Title:

Accepted and Agreed by Obsidian Therapeutics, Inc.

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

SCHEDULE I

Galera Concurrent PIPE Financing Released Shares

Investor	Galera Concurrent PIPE Financing Released Shares

Appendix G

FORM OF REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of April 14, 2026, is entered into by and among Galera Therapeutics, Inc., a Delaware corporation, Gazelle Parent, Inc., a Delaware corporation (“Parent”), and the several investors signatory hereto (individually as an “Investor” and collectively together with their respective permitted assigns, the “Investors”). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Securities Purchase Agreement by and among the Company and the Investors party thereto, dated on or around the date hereof (as amended, restated, supplemented or otherwise modified from time to time, the “Purchase Agreement”).

WHEREAS:

A. The Company is party to that certain Agreement and Plan of Merger by and among the Company, Obsidian Therapeutics, Inc., a Delaware corporation (“Obsidian”), Parent, Onyx MergerSub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Onyx Merger Sub”), and Gazelle Merger Subsidiary, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Gazelle Merger Sub”), dated April 14, 2026 (as amended from time to time in accordance with the terms thereof, the “Merger Agreement”), pursuant to which (i) Onyx Merger Sub will merge with and into Obsidian and Obsidian will become a wholly-owned subsidiary of Parent and (ii) Gazelle Merger Sub will merge with and into Galera and Galera will become a wholly-owned subsidiary of Parent, with Parent acting as the parent company for the combined businesses of Obsidian and Galera (the “Mergers”).

B. Upon the terms and subject to the conditions of the Purchase Agreement, the Company has agreed to issue to certain Investors, and such Investors have agreed to purchase, severally and not jointly, an aggregate of approximately $350,000,000 worth of shares (the “Securities”) of Series C Non-Voting Convertible Preferred Stock, par value $0.001 per share (the “Series C Preferred Stock”) of the Company, which will be convertible into shares (the “Conversion Shares”) of the Company’s common stock, par value $0.001 per share (“Common Stock”), in accordance with the terms set forth in the Certificate of Designations.

C. To induce the Investors to enter into the Purchase Agreement, the Company and the Parent have agreed to provide certain registration rights under the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the “Securities Act”), and applicable state securities laws, with respect to the Parent Common Stock (as defined in the Merger Agreement) issued in exchange for the Conversion Shares (the “Exchange Shares”).

NOW, THEREFORE, in consideration of the promises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company, the Parent and the Investors hereby agree as follows:

1. DEFINITIONS.

For purposes of this Agreement, the following terms shall have the following meanings:

(a) “Company” means Galera Therapeutics, Inc., a Delaware corporation, for all periods prior to the effective time of the transactions contemplated by the Merger Agreement and Parent for all periods following such effective time.

(b) “Filing Deadline” means, with respect to the Resale Registration Statement required hereunder, the 30th calendar day following the Closing Date (as defined in the Merger Agreement) and, with respect to any New Registration Statements or other Registration Statement filed hereunder, the 30th calendar day following the later of

(i) date on which the Company is permitted by SEC Guidance to file such New Registration Statement related to the Registrable Securities and (ii) the date on which the Company becomes aware of the necessity of filing such New Registration Statement related to the Registrable Securities. For the purposes of this definition, the ‘necessity’ to file a New Registration Statement shall be deemed to arise at the time the Company determines that the number of shares then registered is insufficient to cover all Registrable Securities required to be covered hereunder.

(c) “Person” means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, other entity or organization, any governmental agency or any governmental or political subdivision thereof.

(d) “Register,” “Registered,” and “Registration” refer to a registration effected by preparing and filing one or more registration statements of the Company in compliance with the Securities Act and providing for offering securities on a continuous basis, and the declaration or ordering of effectiveness of such registration statement(s) by the U.S. Securities and Exchange Commission (the “SEC”).

(e) “Registrable Securities” means (i) the Exchange Shares (ii) any shares of Common Stock of the Parent held by the Holders that are not otherwise registered under the Merger Registration Statement (as defined in the Purchase Agreement), and (iii) any shares of Common Stock issued or issuable with respect to the foregoing clauses (i), (ii) and (iii) as a result of any stock split or subdivision, stock dividend, recapitalization, exchange or similar event. Registrable Securities shall cease to be Registrable Securities (and the Company shall not be required to maintain the effectiveness of any, or file another, Registration Statement hereunder with respect thereto) upon the earliest to occur of (A) the date on which such Investor shall have resold such Registrable Securities covered by a Registration Statement, (B) such Registrable Securities have been previously sold by such Investor in accordance with Rule 144, and (C) such securities become eligible for resale by such Investor without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 (each of the foregoing, a “Termination Event”).

(f) “Registration Expenses” means all registration and filing fee expenses incurred by the Company in effecting any registration pursuant to this Agreement, including (i) all registration, qualification, and filing fees, printing expenses, and any other fees and expenses associated with filings required to be made with the SEC, the Financial Industry Regulatory Authority or any other regulatory authority, (ii) all fees and expenses in connection with compliance with or clearing the Registrable Securities for sale under any securities or “Blue Sky” laws, (iii) all printing, duplicating, word processing, messenger, telephone, facsimile and delivery expenses, and (iv) all fees and disbursements of counsel for the Company and of all independent certified public accountants of the Company (including the expenses of any special audit and cold comfort letters required by or incident to such performance); provided that in no event shall the Company be responsible for any underwriting, broker or similar fees or commissions of any Investor or, except to the extent provided for in the Purchase Agreement or this Agreement, any legal fees or other costs of the Investors.

(g) “Registration Statement” means any registration statement of the Company filed with, or to be filed with, the SEC under the Securities Act, that Registers Registrable Securities, including the related preliminary or final prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement as may be necessary to comply with applicable securities laws. “Registration Statement” shall also include a New Registration Statement, as amended when each became effective, including all documents filed as part thereof or incorporated by reference therein, and including any information contained in a prospectus subsequently filed with the SEC.

(h) “Required Investors” means the Investors holding a majority of the Registrable Securities then outstanding.

(i) “SEC Guidance” means (i) any publicly-available written or oral guidance of the SEC staff, or any comments, requirements or requests of the SEC staff (whether or not publicly-available); provided, that any such oral guidance, comments, requirements or requests are reduced to writing by the SEC (and shared with the Investors upon request if not publicly-available) and (ii) the Securities Act.

(j) “Selling Expenses” means all underwriting discounts and selling commissions applicable to the sale of Registrable Securities and all similar fees and commissions relating to an Investor’s disposition of its Registrable Securities.

2. REGISTRATION.

(a) Mandatory Registration. The Company shall, as promptly as reasonably practicable and in any event no later than the Filing Deadline, prepare and file with the SEC an initial resale Registration Statement (the “Resale Registration Statement”) covering the resale of all Registrable Securities. Before filing any Registration Statement, the Company shall furnish to the Investors a copy of that Registration Statement. The Investors and their respective counsel shall have at least three (3) Business Days prior to the anticipated filing date of a Registration Statement to review and comment upon such Registration Statement and any amendment or supplement to such Registration Statement and any related prospectus (including any documents incorporated by reference therein), prior to its filing with the SEC. Such Registration Statement shall not include any securities other than Registrable Securities without the prior written consent of the Required Investors. Subject to any SEC comments, such Registration Statement shall include the plan of distribution substantially in the form attached hereto as Exhibit A. Such Registration Statement also shall cover, to the extent allowable under the Securities Act and the rules promulgated thereunder (including Rule 416), such indeterminate number of additional shares of Exchange Shares resulting from stock splits, stock dividends or similar transactions with respect to the Registrable Securities. The Company shall (a) consider in good faith any comments as any Investor or its counsel reasonably proposed by such Investor to such document prior to being so filed with the SEC, and (b) not file any Registration Statement or related prospectus or any amendment or supplement thereto containing information regarding any Investor to which such Investor reasonably objects or reasonably believes contains an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, unless such information is required (in the opinion of the Company’s outside legal counsel) to comply with any applicable law or regulation or SEC Guidance. Each Investor shall furnish all information with respect to such Investor reasonably requested by the Company as shall be reasonably required in connection with any registration referred to in this Agreement and any Registration Statement.

(b) Effectiveness. The Company shall use its reasonable best efforts to have the Resale Registration Statement and any amendment thereto declared effective by the SEC at the earliest possible date but no later than the earlier of (a) the sixtieth (60th) calendar day following the earlier of (i) the initial filing date of the Resale Registration Statement and (ii) the Filing Deadline, if the SEC notifies the Company that it will “review” the Resale Registration Statement and (b) the fifth (5th) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the Resale Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Deadline”). The Company shall notify the Investors by e-mail as promptly as practicable, and in any event, within twenty-four (24) hours, after the Resale Registration Statement is declared effective or is supplemented and shall provide the Investors with copies of any related prospectus to be used in connection with the sale or other disposition of the securities covered thereby. The Company shall use reasonable best efforts to keep the Resale Registration Statement continuously effective pursuant to Rule 415 promulgated under the Securities Act and available for the resale by the Investors of all of the Registrable Securities covered thereby at all times until the earliest to occur of the following events: (i) the date on which the Investors shall have resold all the Registrable Securities covered thereby (whether pursuant to Rule 144, the Resale Registration Statement or otherwise); and (ii) the date on which the Registrable Securities may be resold by the Investors without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 under the Securities Act or any other rule of similar effect (the “Registration Period”). The Resale Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(c) Sufficient Number of Shares Registered. In the event the number of shares available under the Resale Registration Statement at any time is insufficient to cover the Registrable Securities, the Company shall, to the extent necessary and permissible, amend the Resale Registration Statement or file a new registration statement (together with any prospectuses or prospectus supplements thereunder, a “New Registration Statement”), so as to cover all of such Registrable Securities as soon as reasonably practicable, but in any event not later than ten (10) Business Days after the necessity therefore arises (the “New Registration Filing Deadline”). The Company shall use its commercially reasonable efforts to have such amendment and/or New Registration Statement become effective as soon as reasonably practicable following the filing thereof but no later than the earlier of (a) the sixtieth (60th) calendar day following the earlier of (i) the initial filing date of the New Registration Statement and (ii) the Filing Deadline, if the SEC notifies the Company that it will “review” the New Registration Statement and (b) the fifth (5th) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the New Registration Statement will not be “reviewed” or will not be subject to further review (the earlier of such dates, the “New Registration Effectiveness Deadline”). The provisions of Sections 2(a) and 2(b) shall apply to the New Registration Statement, except as modified hereby.

(d) Liquidated Damages. If: (i) the Resale Registration Statement is not filed with the SEC on or prior to the Filing Deadline, (ii) the Resale Registration Statement is not declared effective by the SEC (or otherwise does not become effective) for any reason on or prior to the Effectiveness Deadline, (iii) the New Registration Statement is not filed with the SEC on or prior to the New Registration Effectiveness Deadline, or (iv) the New Registration Statement is not declared effective by the SEC (or otherwise does not become effective) for any reason on or prior to the New Registration Effectiveness Deadline (any such failure or breach in clauses (i) through (iv) above, but excluding any Allowed Delay, being referred to as an “Event,” and the date on which such Event occurs being referred to as an “Event Date”), then in addition to any other rights the Investors may have hereunder or under applicable law, on each such Event Date and on each monthly anniversary of each such Event Date (if the applicable Event shall not have been cured by such date) until the applicable Event is cured, the Company shall pay to each Investor an amount in cash, as liquidated damages and not as a penalty (“Liquidated Damages”), equal to 1.0% of the aggregate purchase price paid by such Investor pursuant to the Purchase Agreement for any Registrable Securities held by such Investor on the Event Date; provided that the parties agree that the maximum aggregate Liquidated Damages payable to an Investor of Registrable Securities under this Agreement shall be 5.0% of the aggregate purchase price paid by such Investor pursuant to the Purchase Agreement for the Registrable Securities then held by such Investor. The parties agree that notwithstanding anything to the contrary herein or in the Purchase Agreement, no Liquidated Damages shall be payable (i) if as of the relevant Event Date, the Registrable Securities may be sold by the Investor without volume or manner of sale restrictions under Rule 144, as determined by counsel to the Company pursuant to a written opinion letter to such effect, addressed and reasonably acceptable to the Investor and the Company’s transfer agent, (ii) to an Investor causing an Event that relates to or is caused by any action or inaction taken by such Investor, (iii) to an Investor in the event it is unable to lawfully sell any of its Registrable Securities because of possession of material non-public information or (iv) with respect to any period after the expiration of the Registration Period (it being understood that this clause shall not relieve the Company of any Liquidated Damages accruing prior to the expiration of the Registration Period). If the Company fails to pay any Liquidated Damages pursuant to this Section 2(d) in full within twenty (20) Business Days after the date payable, the Company will pay interest on the amount of Liquidated Damages then owing to the Investor at a rate of 0.5% per month on an annualized basis (or such lesser maximum amount that is permitted to be paid by applicable law) to the Investor, accruing daily from the date such Liquidated Damages are due until such amounts, plus all such interest thereon, are paid in full. The Company shall not be liable for Liquidated Damages under this Agreement as to any Registrable Securities which are not permitted by the SEC to be included in a Registration Statement due solely to SEC Guidance from the time that it is determined that such Registrable Securities are not permitted to be registered until such time as the provisions of this Agreement as to the other Registration Statements required to be filed hereunder are triggered, in which case the provisions of this Section 2(d) shall once again apply, if applicable. In such case, the Liquidated Damages shall be calculated to only apply to the percentage of Registrable Securities which are permitted in accordance with SEC Guidance to be included in such Registration Statement. The Liquidated Damages pursuant to the terms hereof shall apply on a daily pro rata basis for any portion of a month prior to the cure of an Event, except in the case of the first Event Date. With respect to a Holder, the Effectiveness Deadline or New Registration Effectiveness Deadline, as applicable, shall be extended without default or Liquidated Damages hereunder in the event that the Company’s failure to obtain the effectiveness of the Registration Statement on a timely basis results from the failure of such Investor to timely provide the Company with information requested by the Company and necessary to complete the Registration Statement in accordance with the requirements of the Securities Act (in which case the Effectiveness Deadline or New Registration Effectiveness Deadline, as applicable, would be extended with respect to Registrable Securities held by such Investor).

(e) Allowable Delays. On no more than two (2) occasions in any twelve (12)-month period for not more than thirty (30) consecutive days or for a total of not more than sixty (60) days, the Company may delay the effectiveness of the Resale Registration Statement or any other Registration Statement, or suspend the use of any prospectus included in any Registration Statement, in the event that the Company’s Board of Directors reasonably determines, in good faith and upon advice of legal counsel, that such delay or suspension is necessary to (A) delay the disclosure of material non-public information concerning the Company, including in connection with the negotiation or consummation of a material transaction such as a proposed merger, reorganization or similar transaction by the Company that is pending, that would require additional disclosure by the Company in the Registration Statement of material non-public information that the Company has a bona fide business purpose for preserving as confidential and the non-disclosure of which would be expected, in the reasonable determination of the Company’s Board of Directors, upon advice of legal counsel, to cause a Registration Statement to fail to comply with applicable disclosure requirements, or (B) amend or supplement the affected Registration Statement or the related prospectus so that such Registration Statement or prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the case of the prospectus in light of the circumstances under which they were made, not misleading (an “Allowed Delay”); provided, that the Company shall promptly (a) notify each Investor in writing of the commencement of an Allowed Delay, but shall not (without the prior written consent of an Investor) disclose to such Investor any material non-public information giving rise to an Allowed Delay and such notice shall specify that an Allowed Delay has commenced and that sales pursuant to a Registration Statement must cease, and the Company shall provide a written notice within twenty-four (24) hours after the termination of the Allowed Delay confirming the sales may be resumed; (b) advise the Investors in writing to cease all sales under the applicable Registration Statement until the end of the Allowed Delay and (c) use commercially reasonable efforts to terminate an Allowed Delay as promptly as practicable. Each Investor may deliver written notice (an “Opt-Out Notice”) to the Company requesting that such Investor not receive notices from the Company otherwise required by this Section 2; provided, however, that such Investor may later revoke any such Opt-Out Notice in writing, which shall be effective five (5) Business Days after the receipt thereof. Following receipt of an Opt-Out Notice from an Investor (unless subsequently revoked), the Company shall not deliver any notices pursuant to this Section 2(d) to such Investor and such Investor shall no longer be entitled to the rights associated with any such notice (for the avoidance of doubt, without limitation to the Company’s obligation to deliver any notice described in Section 3(e)(iii) hereof).

(f) Rule 415; Cutback. If at any time the SEC takes the position that the offering of some or all of the Registrable Securities in any Registration Statement is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the Securities Act (provided, however, the Company shall be obligated to use reasonable best efforts to advocate with the SEC for the registration of all of the Registrable Securities) or requires any Investor to be named as an “underwriter,” the Company shall (i) promptly notify each holder of Registrable Securities thereof and (ii) make commercially reasonable efforts to persuade the SEC that the offering contemplated by such Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 and that none of the Investors is an “underwriter.” Each Investor shall have the right to have its legal counsel, at such Investor’s expense, to review and oversee any registration or matters pursuant to this Section 2(e), including to comment on any written submission made to the SEC with respect thereto. In the event that, despite the Company’s reasonable best efforts and compliance with the terms of this Section 2(e), the SEC refuses to alter its position, the Company shall (A) remove from such Registration Statement such portion of the Registrable Securities and/or (B) agree to such restrictions and limitations on the registration and resale of the Registrable Securities as the SEC may require to assure the Company’s compliance with the requirements of Rule 415 (collectively, the “SEC Restrictions”); provided, however, that the Company shall not name any Investor as an “underwriter” in such Registration Statement without the prior written consent of such Investor (provided that, in the event an Investor withholds such consent, the Company shall have no obligation hereunder to include any Registrable Securities of such Investor in any Registration Statement covering the resale thereof until such time as the SEC no longer requires such Investor to be named as an “underwriter” in such Registration Statement or such Investor otherwise consents in writing to being so named). Any cut-back imposed on the Investors pursuant to this Section 2(e) shall be allocated among the Investors on a pro rata basis and shall be applied first to any of the Registrable Securities of an Investor that the SEC has indicated cannot be included or must be limited in the number of Registrable Securities that can be included, and thereafter to all other Investors, unless the SEC Restrictions otherwise require or provide otherwise, or an Investor otherwise agrees.

(g) Each Registration Statement filed hereunder shall be on Form S-3 (except if the Company is not then eligible to register for resale the Registrable Securities on Form S-3, in which case such registration shall be on another form in accordance with the provisions of this Section 2(f)). If Form S-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) register the resale of the Registrable Securities on another appropriate form and (ii) undertake to register the Registrable Securities on Form S-3 as soon as such form is available, provided that the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form S-3 covering the Registrable Securities has been declared effective by the SEC.

(h) The Company shall not file any registration statement with the SEC (other than the Resale Registration Statement, any New Registration Statement, a registration statement on Form S-8 relating to employee benefit plans in existence on the date hereof, or amendments to registration statements filed prior to the date hereof so long as no new securities are registered on such existing registration statements) until the earlier of (A) the date on which the Resale Registration Statement covering all Registrable Securities has been declared effective by the SEC and (B) the date on which all Registrable Securities may be resold without restriction pursuant to Rule 144 without volume or manner-of-sale limitations and without the current public information requirement. Without the prior written consent of the Required Investors, the Company shall not include any securities other than Registrable Securities in the Resale Registration Statement or any New Registration Statement. The Company shall not grant registration rights to any other Person that would require the inclusion of such Person’s securities in the Resale Registration Statement or any New Registration Statement without the prior written consent of the Required Investors. Notwithstanding anything to the contrary herein, the restrictions in this Section 2(g) shall not apply to (A) any registration statement required to be filed by the Company in connection with the Mergers, (B) any registration statement filed on Form S-8 in connection with employee compensation plans, or (C) any post-effective amendment to a registration statement filed prior to the date hereof.

3. RELATED COMPANY OBLIGATIONS.

With respect to any Registration Statement and whenever any Registrable Securities are to be Registered pursuant to Section 2, including on the Resale Registration Statement or on any New Registration Statement, the

Company shall use its reasonable best efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof and, pursuant thereto, the Company shall have the following obligations:

(a) Notifications. The Company will promptly notify the Investors of the time when any subsequent amendment to the Resale Registration Statement or any New Registration Statement, other than documents incorporated by reference, has been filed with the SEC and/or has become effective or where a receipt has been issued therefor or any subsequent supplement to a prospectus has been filed and of any request by the SEC for any amendment or supplement to the Registration Statement, any New Registration Statement or any prospectus or for additional information regarding the Investors.

(b) Amendments. The Company will prepare and file with the SEC any amendments, post-effective amendments or supplements to the Resale Registration Statement, any New Registration Statement or any related prospectus, as applicable, that, (a) as may be necessary to keep such Registration Statement effective for the Registration Period and to comply with the provisions of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to the distribution of all of the Registrable Securities covered thereby, or (b) in the reasonable opinion of the Investors and the Company, as may be necessary or advisable in connection with any acquisition or sale of Registrable Securities by the Investors.

(c) Investor Review. The Company will not file any amendment or supplement to the Registration Statement, any New Registration Statement or any prospectus, other than documents incorporated by reference, relating to any Investor, the Registrable Securities or the transactions contemplated hereby unless (A) such Investor and its counsel shall have been advised and afforded the opportunity to review and comment thereon at least three (3) Business Days prior to filing with the SEC and (B) the Company shall have given reasonable due consideration to any comments thereon received from such Investor or its counsel.

(d) Copies Available. The Company will furnish to any Investor whose Registrable Securities are included in any Registration Statement and its counsel copies of the Resale Registration Statement, any prospectus thereunder (including all documents incorporated by reference therein), any prospectus supplement thereunder, any New Registration Statement and all amendments to the Resale Registration Statement or any New Registration Statement that are filed with the SEC during the Registration Period (including all documents filed with or furnished to the SEC during such period that are deemed to be incorporated by reference therein), each letter written by or on behalf of the Company to the SEC or the staff of the SEC, and each item of correspondence from the SEC or the staff of the SEC, in each case relating to such Registration Statement (other than any portion thereof which contains information for which the Company has sought confidential treatment) and such other documents as such Investor may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Investor that are covered by such Registration Statement, in each case as soon as reasonably practicable upon such Investor’s request and in such quantities as such Investor may from time to time reasonably request; provided, however, that the Company shall not be required to furnish any document to such Investor to the extent such document is available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval system.

(e) Notification of Stop Orders; Material Changes. The Company shall use commercially reasonable efforts to (i) prevent the issuance of any stop order or other suspension of effectiveness and, (ii) if such order is issued, obtain the withdrawal of any such order as soon as practicable. The Company shall advise the Investors promptly (but in no event later than twenty-four (24) hours) and shall confirm such advice in writing, in each case: (i) of the Company’s receipt of notice of any request by the SEC or any other federal or state governmental authority for amendment of or a supplement to the Registration Statement or any prospectus or for any additional information; (ii) of the Company’s receipt of notice of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of the Resale Registration Statement or prohibiting or suspending the use of any prospectus or prospectus supplement, or any New Registration Statement, or of the Company’s receipt of any notification of the suspension of qualification of the Registrable Securities for offering or sale in any jurisdiction or the initiation or contemplated initiation of any proceeding for such purpose; and (iii) of the Company becoming aware of the happening of any event, which makes any statement of a material fact made in any Registration Statement or any prospectus untrue or which requires the making of any additions to or changes to the statements then made in any Registration Statement or any prospectus in order to state a material fact required by the Securities Act to be stated therein or necessary in order to make the statements then made therein (in the case of any prospectus, in light of the circumstances under which they were made) not misleading, or of the necessity to amend any Registration Statement or any prospectus to comply with the Securities Act or any other law. The Company shall not be required to disclose to the Investors (and shall not so disclose to any Investor without such Investor’s prior written consent) the substance of specific reasons of any of the events set forth in clauses (i) through (iii) of the immediately preceding sentence (each, a “Suspension Event”), but rather, shall only be required to disclose that the event has occurred; provided that the Company shall not provide any material non-public information to the Investors in such notice. If at any time the SEC, or any other federal or state governmental authority shall issue any stop order suspending the effectiveness of any Registration Statement or prohibiting or suspending the use of any prospectus or prospectus supplement, the Company shall use its commercially reasonable efforts to obtain the withdrawal of such order at the earliest practicable time. The Company shall furnish to any Investor upon request, without charge, a copy of any correspondence from the SEC or the staff of the SEC, or any other federal or state governmental authority to the Company or its representatives relating to the Resale Registration Statement, any New Registration Statement or any prospectus, or prospectus supplement as the case may be. In the event of a Suspension Event set forth in clause (iii) of the second sentence of this Section 3(e), the Company will use its commercially reasonable efforts to publicly disclose such event as soon as reasonably practicable, or otherwise resolve the matter such that sales under Registration Statements may resume; provided, however, that if the Company has a bona fide business purpose for not making such information public, the Company may suspend the use of all Registration Statements for up to sixty (60) consecutive days; provided, further, that the Company may not suspend the use of all Registration Statements more than twice, or for more than ninety (90) total days, in each case during any twelve (12) -month period. The Company shall not provide any specific information regarding the Suspension Event unless requested by the Investor, which in any event shall not include any material non-public information unless such specific information constitutes material non-public information.

(f) Confirmation of Effectiveness. If requested by an Investor at any time in respect of any Registration Statement, the Company shall deliver to such Investor a written confirmation (email being sufficient) from Company’s counsel of whether or not the effectiveness of such Registration Statement has lapsed at any time for any reason (including, without limitation, the issuance of a stop order) and whether or not such Registration Statement is currently effective and available to the Company for sale of Registrable Securities.

(g) Listing. The Company shall use reasonable best efforts to cause all Registrable Securities covered by a Registration Statement to be listed and to maintain such listing on the Nasdaq Capital Market or any other National Exchange upon which the Registrable Securities are listed.

(h) Compliance. The Company shall otherwise use reasonable best efforts to comply with all applicable rules and regulations of the SEC under the Securities Act and the Exchange Act, including, without limitation, Rule 172 under the Securities Act, file any final prospectus, including any supplement or amendment thereof, with the SEC pursuant to Rule 424 under the Securities Act by 9:30 a.m. New York time on the Business Day following the date the applicable Registration Statement is declared effective, promptly inform the Investors in writing if, at any time during the Registration Period, the Company does not satisfy the conditions specified in Rule 172 and, as a result thereof, the Investors are required to deliver a prospectus in connection with any disposition of Registrable Securities and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder, and make available to its security holders, as soon as reasonably practicable, but not later than the Availability Date (as defined below), an earnings statement covering a period of at least twelve (12) months, beginning after the effective date of each Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act, including Rule 158 promulgated thereunder (for the purpose of this Section 3(h), “Availability Date” means the forty-fifth

(45th) day following the end of the fourth (4th) fiscal quarter that includes the effective date of such Registration Statement, except that, if such fourth (4th) fiscal quarter is the last quarter of the Company’s fiscal year, “Availability Date” means the ninetieth (90th) day after the end of such fourth (4th) fiscal quarter).

(i) Blue-Sky. The Company shall use commercially reasonable efforts to register or qualify or cooperate with any Investor and its counsel in connection with the registration or qualification of such Registrable Securities for the offer and sale under the securities or blue sky laws of such jurisdictions reasonably requested by such Investor; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (i) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(i), (ii) subject itself to general taxation in any jurisdiction where it would not otherwise be so subject but for this Section 3(i), or (iii) file a general consent to service of process in any such jurisdiction.

(j) Rule 144. With a view to making available to the Investors the benefits of Rule 144 (or its successor rule) and any other rule or regulation of the SEC that may at any time permit the Investors to sell Registrable Securities to the public without registration, the Company covenants and agrees to use commercially reasonable efforts to, for so long as any Registrable Securities are outstanding, (i) make and keep adequate current public information available, as those terms are understood and defined in Rule 144, until the date as all of the Registrable Securities may be sold without restriction by the holders thereof pursuant to Rule 144 or any other rule of similar effect (without the requirement for the Company to be in compliance with any current public information requirements), (ii) maintain the registration of the Exchange Shares under Section 12(b) or 12(g) of the Exchange Act and file with the SEC in a timely manner all reports and other documents required of the Company under the Exchange Act; and (iii) furnish electronically to each Investor upon request, as long as such Investor owns any Registrable Securities, (A) a written statement by the Company that it has complied with the reporting requirements of the Exchange Act, (B) a copy of or electronic access to the Company’s most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q, and (C) such other information as may be reasonably requested in order to avail such Investor of any rule or regulation of the SEC that permits the selling of any such Registrable Securities without registration. The Company shall use its reasonable best efforts to facilitate and expedite transfers of Registrable Securities pursuant to Rule 144, which efforts shall include timely notice to its transfer agent to expedite such transfers of Registrable Securities and delivery of any opinions requested by the transfer agent.

(k) Cooperation. The Company shall cooperate with the holders of the Registrable Securities to facilitate the timely preparation and delivery of certificates or uncertificated shares representing the Registrable Securities to be sold pursuant to such Registration Statement or Rule 144 free of any restrictive legends and representing such number of shares of Common Stock and registered in such names as the holders of the Registrable Securities may reasonably request in accordance with the provisions of the Purchase Agreement, and the Company may satisfy its obligations hereunder without issuing physical stock certificates through the use of The Depository Trust Company’s Direct Registration System.

(l) Removal of Restrictive Legends. Without limiting Section 5.5 of the Purchase Agreement, the Company shall use reasonable best efforts to cause the Company’s transfer agent to remove any restrictive legend from any Registrable Securities, as promptly as practicable following effectiveness of the applicable Registration Statement, without any request for removal being required from any holder of Registrable Securities.

4. OBLIGATIONS OF THE INVESTORS.

(a) Investor Information. Each Investor shall provide a completed Investor Questionnaire in the form attached hereto as Exhibit B and such other information reasonably requested by the Company in connection with the registration of the Registrable Securities within three (3) Business Days of request by the Company and no later than the end of the third (3rd) Business Day following the date on which such Investor receives draft materials in accordance with Section 2(a). If the Company has not received such completed questionnaire from an Investor within five (5) days of the Company’s request, the Company may file the Registration Statement without including such Investor’s Registrable Securities.

(b) Suspension of Sales. Each Investor, severally and not jointly with any other Investor, agrees that, upon receipt of any notice from the Company of the existence of an Allowed Delay or Suspension Event, the Investor will promptly discontinue disposition of Registrable Securities pursuant to any Registration Statement covering such Registrable Securities until the Investor’s receipt of a notice from the Company confirming the resolution of such Allowed Delay or Suspension Event and that such dispositions may again be made; provided, for the avoidance of doubt, that the foregoing shall not limit the right of the Investor to sell or otherwise dispose of the Registrable Securities pursuant to Rule 144 or any other exemption from the registration requirements of the Securities Act or to settle a transaction pursuant to a Registration Statement as to which a contract for such sale was entered into prior to such Investor’s receipt of the notice from the Company of the existence of the Allowed Delay or Suspension Event. The Company shall use its reasonable best efforts to cause its transfer agent to deliver unlegended shares of Exchange Shares to a transferee of an Investor in accordance with any sale of Registrable Securities pursuant to a Registration Statement with respect to which such Investor has entered into a contract for sale prior to such Investor’s receipt of the notice from the Company of the existence of the Allowed Delay or Suspension Event. (c) Investor Cooperation. Each Investor, severally and not jointly with any other Investor, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any amendments and supplements to any Registration Statement or New Registration Statement hereunder, unless such Investor has notified the Company in writing of its election to exclude all of its Registrable Securities from such Registration Statement.

5. EXPENSES OF REGISTRATION.

All Registration Expenses incurred in connection with registrations pursuant to this Agreement and pursuant to any Registration Statement shall be borne by the Company. All Selling Expenses relating to securities registered on behalf of an Investor shall be borne by the Investor incurring the relevant Selling Expenses.

6. INDEMNIFICATION.

(a) To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend each Investor, each Person, if any, who controls each Investor, the members, shareholders, directors, officers, partners, employees, members, managers, agents, representatives and advisors of each Investor and each Person, if any, who controls any of the foregoing within the meaning of the Securities Act or the Exchange Act (each, an “Indemnified Person”), against any losses, obligation, claims, damages, liabilities, contingencies, judgments, fines, penalties, charges and costs (including, without limitation, court costs and costs of preparation), reasonable and documented attorneys’ fees, amounts paid in settlement (with the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed) and reasonable and documented expenses (collectively, “Claims”) reasonably incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency or body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto (the “Indemnified Damages”), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement or omission or alleged omission of any material fact contained in any Registration Statement, any preliminary prospectus or final prospectus thereto, or any amendment or supplement thereof, or (ii) any violation or alleged violation by the Company or any of its Subsidiaries of the Securities Act, Exchange Act or any other state securities or other “blue sky” laws of any jurisdiction in which Registrable Securities are offered or any rule or regulation promulgated thereunder applicable to the Company or its agents and relating to action or inaction required of the Company in connection with the registration of the Registrable Securities pursuant to any Registration Statement (the matters in the foregoing clauses (i) and (ii) being, collectively, “Violations”). The

Company shall reimburse each Indemnified Person promptly as such expenses are incurred and are due and payable by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (A) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by the relevant Investor or such relevant Indemnified Person specifically for use in such Registration Statement or prospectus and was reviewed and approved in writing by such Investor or such Indemnified Person expressly for use in connection with the preparation of any Registration Statement, any prospectus or any such amendment thereof or supplement thereto if the foregoing was timely made available by the Company; (B) with respect to any superseded prospectus, shall not inure to the benefit of any such Person from whom the Person asserting any such Claim purchased the Registrable Securities that are the subject thereof (or to the benefit of any other Indemnified Person) if the untrue statement or omission of material fact contained in the superseded prospectus was corrected in the revised prospectus, as then amended or supplemented, and the Indemnified Person was promptly advised in writing not to use the outdated, defective or incorrect prospectus prior to the use giving rise to a Violation; (C) shall not be available to the extent such Claim is based on a failure of the relevant Indemnified Person to deliver, or cause to be delivered, if required the prospectus to the Persons asserting an untrue statement or omission or alleged untrue statement or omission at or prior to the written confirmation of the sale of Registrable Securities; and (D) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by an Investor pursuant to Section 8.

(b) In connection with the Resale Registration Statement, any New Registration Statement or any prospectus thereto, each Investor, severally and not jointly, agrees to indemnify, hold harmless and defend, the Company, each of its directors, and officers who signed the Resale Registration Statement or signs any New Registration Statement, and each Person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act (each, an “Indemnified Party”), against any losses, claims, damages, liabilities and expense (including reasonable attorney fees) resulting from (i) any untrue statement or alleged untrue statement or omission or alleged omission of any material fact contained in any Registration Statement to the extent, and only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission occurred in reliance upon and in conformity with information about the relevant Investor furnished and approved in writing by such Investor to the Company expressly for use in connection with the preparation of the Registration Statement, any New Registration Statement, any prospectus thereto or any such amendment thereof or supplement thereto or (ii) any violation or alleged violation by such Investor of its obligations under this Agreement. In no event shall the liability of an Investor under this Section 6(b) be greater in amount than the dollar amount of the proceeds (net of all expense paid by such Investor in connection with any claim relating to this Section 6 and the amount of any damages such Investor has otherwise been required to pay by reason of such untrue statement or omission, such alleged untrue statement or omission, such violation or such alleged violation) received by such Investor upon the sale of the Registrable Securities included in such Registration Statement giving rise to such indemnification obligation. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(b), shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Investor, which consent shall not be unreasonably withheld, conditioned or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by an Investor pursuant to Section 8.

(c) Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be, and upon such notice, the indemnifying party shall not be liable to the Indemnified Person or the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Person or the Indemnified Party in connection with the defense thereof; provided, however, that an Indemnified Person or Indemnified Party (together with all other Indemnified Persons and Indemnified Parties that may be represented without conflict by one counsel) shall have the right to retain its own counsel with the reasonable fees and expenses to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding. The Indemnified Party or Indemnified Person shall cooperate with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or claim. The indemnifying party shall keep the Indemnified Party or Indemnified Person fully apprised as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the consent of the Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise unless such judgment or settlement (i) imposes no liability or obligation on, (ii) includes as an unconditional term thereof the giving of a complete, explicit and unconditional release from the party bringing such indemnified claims of all liability of the Indemnified Party or Indemnified Person in respect to or arising out of such claim or litigation in favor of, and (iii) does not include any admission of fault, culpability, wrongdoing, or wrongdoing or malfeasance by or on behalf of, the Indemnified Party or Indemnified Person. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

(d) The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred. Any Person receiving a payment pursuant to this Section 6 which person is later determined to not be entitled to such payment shall promptly return such payment (including reimbursement of expenses) to the person making it.

(e) The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

7. CONTRIBUTION.

To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that: (i) no seller of Registrable Securities guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any seller of Registrable Securities who was not guilty of fraudulent misrepresentation; and (ii) contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds (net of all expenses paid by such holder in connection with any claim relating to this Section 7 and the amount of any damages such holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission) received by such seller from the sale of such Registrable Securities giving rise to such contribution obligation.

8. ASSIGNMENT OF REGISTRATION RIGHTS.

The Company shall not assign this Agreement or any rights or obligations hereunder (whether by operation of law or otherwise) without the prior written consent of the Required Investors; provided, however, that in any transaction, whether by merger, reorganization, restructuring, consolidation, financing or otherwise, whereby the Company is a party and in which the Registrable Securities are converted into the equity securities of another Person, from and after the effective time of such transaction, such Person shall, by virtue of such transaction, be deemed to have assumed the obligations of the Company hereunder, the term “Company” shall be deemed to refer to such Person and the term “Registrable Securities” shall be deemed to include the securities received by such Investor in connection with such transaction unless such securities are otherwise freely tradable by such Investor after giving effect to such transaction, and the prior written consent of the Required Investors shall not be required for such transaction. An Investor may transfer or assign its rights hereunder, in whole or in part from time to time to one or more Persons, provided that such Investor complies with all laws applicable thereto, and the provisions of the Purchase Agreement, and provides written notice of assignment to the Company promptly after such assignment is effected, and such Person agrees in writing to be bound by all the provisions contained herein.

9. AMENDMENTS AND WAIVERS.

The provisions of this Agreement, including the provisions of this sentence, may be amended, modified or supplemented, or waived only by a written instrument executed by (a) the Company and (b) the Required Investors, provided that (i) any party may give a waiver as to itself, (ii) any amendment, modification, supplement or waiver that disproportionately and adversely affects the rights and obligations of any Investor relative to the comparable rights and obligations of the other Investors shall require the prior written consent of such adversely affected Investor or each Investor, as applicable, and (iii) any amendments to Section 6 or Section 7 or to the definitions of “Filing Deadline,” “Effectiveness Deadline,” or “Registration Period” shall require the written consent of each Investor. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of one or more Investors and that does not adversely directly or indirectly affect the rights of other Investors may be given by Investors holding a majority of the Registrable Securities (determined as if all of the shares of Series C Preferred Stock then outstanding have been converted in full without regard to any limitations on the conversion of such shares of Series C Preferred Stock) to which such waiver or consent relates; provided such consenting Investors shall not in any event be paid any separate consideration in connection with any such amendment or waiver.

10. MISCELLANEOUS.

(a) Notices. Any notices or other communications required or permitted to be given hereunder shall be in writing and shall be deemed to be given (a) when delivered if personally delivered to the party for whom it is intended, (b) when delivered, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, provided no rejection or undeliverable notice is received, (c) three (3) days after having been sent by certified or registered mail, return-receipt requested and postage prepaid, or (d) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt:

i. If to the Company, addressed as follows:

Galera Therapeutics, Inc.

101 Lindenwood Drive, Suite 225

Malvern, Pennsylvania

Attention: President and Principal Executive Officer

Email Address: [***]

with a copy (which shall not constitute notice):

Sidley Austin LLP

2850 Quarry Lake Drive, Suite 301

Baltimore, Maryland 21209

Attention: Asher Rubin; Istvan Hajdu; Kayla West

Email Address: arubin@sidley.com; ihajdu@sidley.com; kwest@sidley.com

ii. If to any Investor, at each of its e-mail addresses or addresses set forth on Exhibit B to the Purchase Agreement or to such e-mail addresses, or addresses as subsequently modified by written notice given in accordance with this Section 10.

Any Person may change the addresses to which notices and communications to it are to be addressed by notification as provided for herein.

(b) Reserved.

(c) No Waiver. No failure or delay on the part of any party hereto in the exercise of any power, right or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude any other or further exercise thereof or of any other right, power or privilege.

(d) Governing Law; Submission to Jurisdiction; Venue; Waiver of Trial by Jury. The provisions of Section 8.6 of the Purchase Agreement are incorporated by reference herein mutatis mutandis.

(e) Integration. This Agreement and the other Transaction Agreements (including all schedules and exhibits hereto and thereto) constitute the entire agreement between the parties hereto respecting the subject matter hereof and thereof and supersedes all prior agreements, negotiations, understandings, representations and statements respecting the subject matter hereof and thereof, whether written or oral.

(f) Headings. The titles, subtitles and headings in this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(g) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile or pdf signature including any electronic signatures complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile or pdf (or other electronic reproduction of a) signature.

(h) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(i) Contract Interpretation. This Agreement is the joint product of each Investor and the Company and each provision hereof has been subject to the mutual consultation, negotiation and agreement of such parties and shall not be construed for or against any party hereto.

(j) No Third-Party Beneficiaries. Except as set forth in Sections 6 and 7, nothing in this Agreement is intended for the benefit of any party other than the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as expressly provided in this Agreement. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(k) Severability. If any part or provision of this Agreement is held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Agreement shall remain binding upon the parties hereto.

(l) Non-Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, the Company covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any current or future director, officer, employee, stockholder, general or limited partner or member of the Investors or of any Affiliates or assignees thereof, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future director, officer, employee, stockholder, general or limited partner or member of the Investors or of any Affiliates or assignees thereof, as such for any obligation of the Investors under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

(m) Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Investor shall be entitled to specific performance of the agreements and obligations of the Company hereunder and to such other injunction or equitable relief as may be granted by a court of competent jurisdiction.

(n) Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be duly executed as of date first written above.

GALERA THERAPEUTICS, INC.

By:
Name:	J. Mel Sorensen, M.D.

GAZELLE PARENT, INC.

By:
Name:	J. Mel Sorensen
Title:	President

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be duly executed as of date first written above.

INVESTOR:

[NAME]

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

Exhibit A1

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales and settlement of short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling stockholders for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

[1]	Definitions to be conformed to resale S-3.

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule, or another available exemption from the registration requirements under the Securities Act.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act (it being understood that the selling stockholders shall not be deemed to be underwriters solely as a result of their participation in this offering). Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to use commercially reasonable efforts to cause the registration statement of which this prospectus constitutes a part to become effective and to remain continuously effective until the earlier of: (i) the date on which the selling stockholders shall have resold or otherwise disposed of all the shares covered by this prospectus and (ii) the date on which the shares covered by this prospectus no longer constitute “Registrable Securities” as such term is defined in the Registration Rights Agreement, such that they may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations and without current public information pursuant to Rule 144 under the Securities Act or any other rule of similar effect.

Exhibit B

Investor Questionnaire

The undersigned hereby provides the following information to the Company and represents and warrants that such information is accurate:

QUESTIONNAIRE

1.	Name.

(a) Full Legal Name of Investor

(b) Full Legal Name of Registered Holder (if not the same as (a) above) through which Registrable Securities are held:

(c) Full Legal Name of Natural Control Person (which means a natural person who directly or indirectly alone or with others has power to vote or dispose of the securities covered by this Questionnaire):

2.	Address for Notices to Investor:

Telephone:

E-Mail:

Contact Person:

3.	Broker-Dealer Status:

(a)	Are you a broker-dealer?

Yes ☐    No ☐

(b) If “yes” to Section 3(a), did you receive your Registrable Securities as compensation for investment banking services to the Company?

Yes ☐    No ☐

Note: If “no” to Section 3(b), the SEC’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

(c)	Are you an affiliate of a broker-dealer?

Yes ☐    No ☐

(d) If you are an affiliate of a broker-dealer, do you certify that you purchased the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable Securities to be resold, you had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities?

Yes ☐    No ☐

Note: If “no” to Section 3(d), the SEC’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

4.	Beneficial Ownership of Securities of the Company Owned by the Investor.

Except as set forth below in this Item 4, the undersigned is not the beneficial or registered owner of any securities of the Company other than the securities issuable pursuant to the Purchase Agreement.

(a)	Type and Amount of other securities beneficially owned by the Investor:

5.	Relationships with the Company:

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

The undersigned acknowledges that the Securities Act and the rules and regulations promulgated thereunder may require the undersigned to promptly notify the Company of any material inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof at any time as long as the undersigned holds Registrable Securities (as defined in the Registration Rights Agreement). In the absence of any such notification, the Company shall be entitled to continue to rely on the accuracy of the information in this Notice and Questionnaire.

By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to Items 1 through 5 and the inclusion of such information in the Registration Statement and the related prospectus and any amendments or supplements thereto. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related prospectus and any amendments or supplements thereto.

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Date:	Investor:

By:
Name:
Title:

PLEASE EMAIL A .PDF COPY OF THE COMPLETED AND EXECUTED QUESTIONNAIRE TO:

[•]

Tel:

Fax:

Email:

Appendix H

FORM OF SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (this “Agreement”) is dated as of April 14, 2026, by and among Galera Therapeutics, Inc., a Delaware corporation (the “Company”), Gazelle Parent, Inc., a Delaware corporation (“Parent”) (solely with respect to Sections 3.2, 3.3, 3.4, 3.5, 3.6, 3.7, 3.33 and 5.12 hereof), Obsidian Therapeutics, Inc., a Delaware corporation (“Obsidian”) (solely with respect to Section 5.3 hereof), and each of the Persons listed on Exhibit A attached to this Agreement (each, an “Investor” and together, the “Investors”).

WHEREAS, the Company and the Investors are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

WHEREAS, each Investor, severally and not jointly, wishes to purchase, and the Company wishes to issue and sell, upon the terms and conditions stated in this Agreement, an aggregate of approximately $350,000,000 worth of shares (the “Preferred Shares”) of Series C Non-Voting Convertible Preferred Stock, par value $0.001 per share (the “Series C Preferred Stock”) of the Company, at a per share purchase price equal to the Share Price (as defined below), having the designation, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions as specified in the Certificate of Designations, substantially in the form attached hereto as Exhibit B (the “Certificate of Designations”), which will be convertible into shares (the “Conversion Shares”) of the Company’s common stock, par value $0.001 per share (“Common Stock”), in accordance with the terms set forth in the Certificate of Designations.

WHEREAS, contemporaneously with the sale of the Preferred Shares, the Company and the Investors will execute and deliver a Registration Rights Agreement, in the form attached hereto as Exhibit C (the “Registration Rights Agreement”), pursuant to which the Company will agree to provide certain registration rights with respect to the Exchange Shares (as defined in the Registration Rights Agreement) under the Securities Act and applicable state securities laws;

WHEREAS, the Company is party to that certain Agreement and Plan of Merger by and among the Company, Obsidian, Parent, Onyx MergerSub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Onyx Merger Sub”), and Gazelle Merger Subsidiary, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Gazelle Merger Sub”), dated April 14, 2026 (as amended from time to time in accordance with the terms thereof and Section 5.13 hereof, and as supplemented by any disclosure schedules or letters thereto, the “Merger Agreement”), pursuant to which (i) Onyx Merger Sub will merge with and into Obsidian and Obsidian will become a wholly-owned subsidiary of Parent (the “Obsidian Merger”) and (ii) Gazelle Merger Sub will merge with and into Galera and Galera will become a wholly-owned subsidiary of Parent (the “Galera Merger” and, together with the Obsidian Merger, the “Mergers”), with Parent acting as the parent company for the combined businesses of Obsidian and Galera;

WHEREAS, upon consummation of the Mergers and pursuant to the terms and conditions in the Merger Agreement, the Conversion Shares shall be exchanged for Exchange Shares on the Closing Date (as defined in the Merger Agreement); and

NOW THEREFORE, in consideration of the mutual agreements, representations, warranties and covenants herein contained, the Company and each Investor, severally and not jointly, agree as follows:

1. Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

“2026 SEC Reports” means (a) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, (b) any Quarterly Reports on Form 10-Q filed in 2026, (c) proxy statements, or (d) any

Current Reports on Form 8-K filed or furnished (as applicable) by the Company after January 1, 2026 and prior to the Business Day immediately preceding the date hereof, together in each case with any documents incorporated by reference therein or exhibits thereto.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person.

“Aggregate Purchase Amount” has the meaning set forth in Section 2.2 hereof.

“Agreement” has the meaning set forth in the recitals hereof.

“Benefit Plan” or “Benefit Plans” means employee benefit plans as defined in Section 3(3) of ERISA and all other employee benefit practices or arrangements, including, without limitation, any such practices or arrangements providing severance pay, sick leave, vacation pay, salary continuation for disability, retirement benefits, deferred compensation, bonus pay, incentive pay, stock options or other stock-based compensation, hospitalization insurance, medical insurance, life insurance, scholarships or tuition reimbursements, maintained by the Company or to which the Company or any of its Subsidiaries is obligated to contribute for employees or former employees of the Company and its Subsidiaries.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Bylaws” means the Amended and Restated Bylaws of the Company, as currently in effect and as in effect on the Closing Date.

“Certificate of Designation” has the meaning set forth in the recitals hereof.

“Certificate of Incorporation” means the Restated Certificate of Incorporation of the Company, as amended, as currently in effect and as in effect on the Closing Date.

“Closing” has the meaning set forth in Section 2.2 hereof.

“Closing Date” has the meaning set forth in Section 2.2 hereof.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Common Stock” means the common stock, par value $0.001 per share, of the Company.

“Common Stock Equivalents” means any securities of the Company that would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Company” means the Company for all periods prior to the occurrence of each of the Obsidian Effective Time and the Galera Effective Time (each, as defined in the Merger Agreement) and Parent for all periods following the occurrence of each of the Obsidian Effective Time and the Galera Effective Time.

“Confidential Data” has the meaning set forth in Section 3.30 hereof.

“Conversion Shares” has the meaning set forth in the recitals hereof.

“DGCL” means the Delaware General Corporation Law, as amended or superseded from time to time.

“Disclosure Document” has the meaning set forth in Section 5.3 hereof.

“Disclosure Time” has the meaning set forth in Section 5.3 hereof.

“Drug Regulatory Agency” means the U.S. Food and Drug Administration (“FDA”) or other foreign, state, local or comparable governmental authority responsible for regulation of the research, development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of drug or biological products and drug or biological product candidates.

“Environmental Laws” has the meaning set forth in Section 3.15 hereof.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

“Financial Statements” has the meaning set forth in Section 3.8 hereof.

“Fundamental Representations” means the representations and warranties made by the Company in Sections 3.1 (Organization and Power), 3.2 (Capitalization), 3.4 (Authorization), 3.5 (Valid Issuance), 3.6 (No Conflict), 3.7 (Consents), 3.8 (SEC Filings; Financial Statements), 3.18 (OTCQB Stock Market), 3.19 (Sarbanes-Oxley Act), 3.23 (Price Stabilization of Common Stock), 3.24 (Investment Company Act), 3.25 (General Solicitation; No Integration or Aggregation), 3.26 (Brokers and Finders), 3.27 (Reliance by the Investors) and 3.28 (No Additional Agreements).

“Funding Notice” has the meaning set forth in Section 2.2 hereof.

“GAAP” has the meaning set forth in Section 3.8 hereof.

“GDPR” has the meaning set forth in Section 3.31 hereof.

“Governmental Authorizations” has the meaning set forth in Section 3.11 hereof.

“Health Care Laws” has the meaning set forth in Section 3.21 hereof.

“HIPAA” has the meaning set forth in Section 3.21 hereof.

“Indemnified Persons” has the meaning set forth in Section 5.10(a).

“Intellectual Property” has the meaning set forth in Section 3.12 hereof.

“Investor” and “Investors” have the meanings set forth in the recitals hereof.

“IT Systems” has the meaning set forth in Section 3.30 hereof.

“Material Adverse Effect” means any change, event, circumstance, development, condition, occurrence or effect that, individually or in the aggregate, (a) was, is, or would reasonably be expected to be, materially adverse to the business, condition (financial or otherwise), properties, assets, liabilities, stockholders’ equity or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) materially delays or materially impairs the ability of the Company to timely comply, or prevents the Company from timely complying, with its obligations under this Agreement, the other Transaction Agreements, the Merger Agreement or with respect to the Closing, or would reasonably be expected to do so; provided, however, that none of the following will be deemed in themselves, either alone or in combination, to constitute, and that none of the following will be taken into account in determining whether there has been or will be, a Material Adverse Effect under subclause (a) of this definition:

(i) any change generally affecting the economy, financial markets or political, economic or regulatory conditions in the United States or any other geographic region in which the Company or its Subsidiaries conducts business, provided that the Company or its Subsidiaries are not disproportionately affected thereby;

(ii) general financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein, provided that the Company or its Subsidiaries are not disproportionately affected thereby;

(iii) any change that generally affects industries in which the Company and its Subsidiaries conduct business, provided that the Company and its Subsidiaries are not disproportionately affected thereby;

(iv) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, fires or other natural disasters, weather conditions, global pandemics, epidemics or similar health emergencies, and other force majeure events in the United States or any other location, provided that the Company and its Subsidiaries are not disproportionately affected thereby;

(v) national or international political or social conditions (or changes in such conditions), whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack, provided that the Company and its Subsidiaries are not disproportionately affected thereby;

(vi) material changes in laws after the date of this Agreement; and

(vii) in and of itself, any material failure by the Company or its Subsidiaries to meet any published or internally prepared estimates of drug development timelines (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect to the extent that such facts and circumstances are not otherwise described in clauses (i)-(v) of this definition).

“Majority in Interest of the Purchasers” means Investors holding a majority of the Preferred Shares issued and Conversion Shares issuable.

“Merger” has the meaning set forth in the recitals hereof.

“Merger Agreement” has the meaning set forth in the recitals hereof.

“Merger Registration Statement” means registration statement on Form S-4 registering Parent Common Stock (as defined in the Merger Agreement) pursuant to the terms of the Merger Agreement.

“Merger Sub” has the meaning set forth in the recitals hereof.

“Nasdaq” means the Nasdaq Stock Market LLC.

“National Exchange” means (i) on and prior to the Closing Date, the OTCQB Market, and (ii) following the Closing Date, any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question, together with any successor thereto: the NYSE American, The New York Stock Exchange, The Nasdaq Global Market, The Nasdaq Global Select Market and The Nasdaq Capital Market.

“OTCQB Market” means the Over-The-Counter Quote Bulletin Board – Venture Market.

“Parent” has the meaning set forth in the recitals hereof.

“Person” means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or any other entity or organization.

“Personal Data” has the meaning set forth in Section 3.30 hereof.

“Placement Agents” means Leerink Partners LLC, TD Securities (USA) LLC, Piper Sandler & Co., William Blair & Company, L.L.C., and LifeSci Capital LLC.

“Preferred Shares” has the meaning set forth in the recitals hereof.

“Privacy Laws” has the meaning set forth in Section 3.31 hereof.

“Privacy Statements” has the meaning set forth in Section 3.31 hereof.

“Process” or “Processing” has the meaning set forth in Section 3.31 hereof.

“Registration Rights Agreement” has the meaning set forth in Section 6.1(j) hereof.

“Regulatory Agencies” has the meaning set forth in Section 3.20 hereof.

“Rule 144” means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such rule.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” has the meaning set forth in the recitals hereof.

“Share Price” has the meaning set forth in Section 2.2(a) hereof.

“Shares” means the Preferred Shares and the Conversion Shares.

“Short Sales” include, without limitation, (i) all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, whether or not against the box, and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps, “put equivalent positions” (as defined in Rule 16a-1(h) under the Exchange Act) and similar arrangements (including on a total return basis), and (ii) sales and other transactions through non-U.S. broker dealers or non-U.S. regulated brokers (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock), in each case, solely to the extent it has the same economic effect as a “short sale” (as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act).

“Subsidiaries” has the meaning set forth in Section 3.1 hereof.

“Tax” or “Taxes” means any and all federal, state, local, foreign and other taxes, levies, fees, imposts, duties and charges of whatever kind (including any interest, penalties or additions to the tax imposed in connection therewith or with respect thereto), whether or not imposed on the Company or its Subsidiaries, including, without limitation, taxes imposed on, or measured by, income, franchise, profits or gross receipts, and also ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes and customs duties.

“Tax Returns” means returns, reports, information statements and other documentation (including any additional or supporting material) filed or maintained, or required to be filed or maintained, in connection with the calculation, determination, assessment or collection of any Tax and shall include any amended returns required as a result of examination adjustments made by the Internal Revenue Service or other Tax authority.

“Transaction Agreements” means this Agreement, the Certificate of Designation, the Registration Rights Agreement and any other documents or agreements explicitly contemplated hereunder.

“Transfer Agent” means, with respect to the Common Stock, Equiniti Trust Company, LLC, or such other financial institution that provides transfer agent services as the Company may engage from time to time and with respect to Parent Common Stock, such financial institution that as of the Closing provides transfer agent services as Parent may engage from time to time.

“Transfer Taxes” means all real property transfer, sales, use, value added, stamp, documentary, recording, registration, conveyance, stock transfer, intangible property transfer, personal property transfer, gross receipts, registration, duty, securities transactions or similar fees or Taxes (together with any interest, penalty, or addition thereto) incurred in connection with the transactions contemplated by this Agreement.

2. Purchase and Sale of Securities.

2.1 Purchase and Sale. On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and the Investors, severally and not jointly, agree to purchase, the number of Preferred Shares set forth opposite such Investor’s name on Exhibit A for the “Aggregate Purchase Price” set forth on Exhibit A.

2.2 Closing.

(a) Subject to the satisfaction or waiver of the conditions set forth in Section 6, the closing of the purchase and sale of the Preferred Shares (the “Closing” and the date on which the Closing occurs, the “Closing Date”) shall occur remotely via the exchange of executed documents and funds at such time as agreed to by the Company and a Majority in Interest of the Purchasers. At least five (5) business days prior to the anticipated Closing Date, the Company shall provide written notice to the Investors (the “Funding Notice”) of the anticipated Closing Date, the price per share of Series C Preferred Stock, which shall reflect the Company’s good faith estimate of the value of one share of Common Stock of the Company as of immediately prior to the Closing, multiplied by 100 (the “Share Price”), the number of Preferred Shares to be purchased by each Investor, and the wire instructions for delivery of the Aggregate Purchase Amount. Such wires shall be paid into a segregated escrow fund or trust account designated by the Company in writing (the “Escrow Account”) to be released by the Company only upon satisfaction of each of the closing conditions set forth in this Agreement. In the event the Closing does not occur within two (2) business days of the Closing Date set forth in the Funding Notice, unless otherwise agreed to by the Company and such Investor, the Company shall, or shall cause the escrow agent for the Escrow Account to, promptly (but not later than two (2) business days thereafter) return the Aggregate Purchase Amount to each Investor by wire transfer of U.S. dollars in immediately available funds to the account specified by such Investor. At the Closing, upon release of funds from the Escrow Account, the Preferred Shares shall be issued and registered in the name of such Investor, or in such nominee name(s) as designated by such Investor, representing the number of Preferred Shares to be purchased by such Investor at such Closing as set forth in Exhibit A, in each case against payment to the Company of the purchase price therefor (as the same may be adjusted pursuant to the following sentence, the “Aggregate Purchase Amount”) in full, by wire transfer to the Company of immediately available funds, at or prior to the Closing, in accordance with wire instructions provided by the Company to the Investors in the Funding Notice. In the event (i) Obsidian consummates an Interim Permitted Financing (as defined in the Merger Agreement) prior to the Closing, and (ii) an Investor hereunder funds a portion of such Interim Permitted Financing, such Investor’s Aggregate Purchase Amount hereunder shall be reduced dollar for dollar by an amount equal to such Investor’s Interim Permitted Financing funding amount (as confirmed in writing by such Investor and verified in writing by Obsidian no less than three (3) business days prior to the Closing).

(b) On the Closing Date, the Company will cause the Transfer Agent to issue the Preferred Shares in book-entry form, free and clear of all restrictive and other legends (except as expressly provided in Section 4.10 hereof) and the Company shall provide evidence of such issuance from the Transfer Agent as soon as reasonably practical following the Closing Date to each Investor. If the Closing has not occurred within two (2) Business Days after the anticipated Closing Date or the closing of the Galera Merger and the Obsidian Merger have not occurred within three (3) Business Days after the actual Closing Date, unless otherwise agreed by the Company and such Investor, the Company shall promptly (but no later than one (1) Business Day thereafter) return the previously wired Aggregate Purchase Amount to each respective Investor by wire transfer of United States dollars in immediately available funds to the account specified by each Investor, and any book entries for the Preferred Shares shall be deemed cancelled; provided that, unless this Agreement has been terminated pursuant to Section 7, such return of funds shall not terminate this Agreement or relieve such Investor of its obligation to purchase, or the Company of its obligation to issue and sell, the Preferred Shares at the Closing. Notwithstanding the foregoing and anything in this Agreement to the contrary, as may be agreed to among the Company and one or more Investors, if an Investor is (a) an investment company registered under the Investment Company Act of 1940, as amended, (b) advised by an investment adviser subject to regulation under the Investment Advisers Act of 1940, as amended, or (c) otherwise subject to internal policies and/or procedures relating to the timing of funding and issuance of securities, such Investor shall not be required to wire its Aggregate Purchase Amount until it confirms receipt of evidence of the issuance of such Investor’s Preferred Shares as of the Closing Date from the Transfer Agent in form and substance reasonably acceptable to the Investor (and the Company shall use reasonable best efforts to cause the Transfer Agent to deliver such evidence).

(c) Following the Closing Date, the Company shall register the Registrable Securities (as defined in the Registration Rights Agreement) as provided for in the Registration Rights Agreement.

3. Representations and Warranties of the Company. Except as set forth in the 2026 SEC Reports (but excluding the Fundamental Representations, which are not so qualified, and any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature, in each case, other than any specific factual information contained therein), the Company and, solely with regards to Sections 3.2 (Capitalization), 3.3 (Registration Rights), 3.4 (Authorization), 3.5 (Valid Issuance), 3.6 (No Conflict), 3.7 (Consents), 3.33 (Additional Representations and Warranties), and 5.12 (Reservation of Common Stock), Parent, hereby represents and warrants to each of the Investors and the Placement Agents that the statements contained in this Section 3 are true and correct as of the date of this Agreement (except for the representations and warranties that speak as of a specific date, which shall be made as of such date):

3.1 Organization and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted and described in the 2026 SEC Reports and is qualified to do business in each jurisdiction in which the character of its properties or the nature of its business requires such qualification, except where such failure to be in good standing or to have such power and authority or to so qualify has not had and would not reasonably be expected to have a Material Adverse Effect. Each of the Company’s subsidiaries (collectively, the “Subsidiaries”) is wholly owned by the Company. Each of the Subsidiaries is duly incorporated or organized, as applicable, and validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, as applicable, and has the requisite power and authority to carry on their business as now conducted and to own or lease its properties. Each of the Subsidiaries is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which such qualification is required unless the failure to so qualify has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.2 Capitalization. The authorized capital stock of the Company consists of 200,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share. As of the date hereof, (A) 200,000 shares have been designated Galera Series A Preferred Stock, of which no shares are issued and are outstanding, and (B) 119,318.285 shares have been designated Galera Series B Preferred Stock, of which 42,839.11 shares are issued and are outstanding as of the date hereof. Prior to the Closing and upon receipt of, and subject in all respects to, approval of the Galera stockholders and filing of the necessary amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware, the authorized capital stock of the Company shall be increased to 400,000,000 shares of Common Stock, with no change to the amount of authorized preferred stock. The Company’s disclosure of its issued and outstanding capital stock in the 2026 SEC Reports containing such disclosure was accurate in all material respects as of the date indicated in such 2026 SEC Reports. All of the issued and outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and non-assessable. None of the outstanding shares of capital stock of the Company were issued in violation of any preemptive or other similar rights of any securityholder of the Company which have not been waived, and such shares were issued in compliance in all material respects with applicable state and federal securities law and any rights of third parties. As of the date of this Agreement, the capital stock of the Company conforms in all material respects to the description thereof contained in the 2026 SEC Reports; and all the outstanding shares of capital stock or other equity interests of each Subsidiary owned, directly or indirectly, by the Company have been duly and validly authorized and issued, are fully paid and non-assessable (except, in the case of any foreign Subsidiary, for directors’ qualifying shares) and are owned directly or indirectly by the Company, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer or any other claim of any third party. There are no securities or instruments issued by or to which the Company is a party containing anti-dilution, rights of first refusal, rights of participation or similar provisions that will be triggered (which, for the avoidance of doubt, excludes any such anti-dilution, rights of first refusal, rights of participation or similar provision that will be waived in connection with the transactions contemplated by this Agreement and the Merger Agreement) by the issuance of the Preferred Shares or Conversion Shares pursuant to this Agreement. As of the Closing Date, Parent shall have reserved sufficient shares of unissued common stock for the issuance of the Exchange Shares.

3.3 Registration Rights. Except as set forth in the Transaction Agreements and the Merger Agreement or as disclosed in the 2026 SEC Reports, the Company is presently not under any obligation, and has not granted any rights, to register under the Securities Act any of the Company’s presently outstanding securities or any of its securities that may hereafter be issued, other than such rights and obligations that have expired or been satisfied or waived.

3.4 Authorization. The Company and Parent have all requisite corporate power and authority to enter into the Transaction Agreements and to carry out and perform its obligations under the terms of the Transaction Agreements, including the issuance and sale of the Preferred Shares and the issuance of the Conversion Shares, and in the case of Parent, the Exchange Shares. All corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization of the Shares, and on the part of Parent, its officers, directors and stockholders necessary for the authorization of the Exchange Shares, the authorization, execution, delivery and performance of the Transaction Agreements and the consummation of the transactions contemplated herein, including the issuance and sale of the Shares and the reservation of the Conversion Shares and Exchange Shares, as applicable, has been taken, including, without limitation to the extent applicable, the approval of the Board of Directors (or a committee thereof) in accordance with Section 144(a)(1) or 144(b)(1) of the DGCL. This Agreement has been duly executed and delivered by the Company and Parent and assuming the due authorization, execution and delivery by each Investor and that this Agreement constitutes the legal, valid and binding agreement of each Investor, this Agreement constitutes a legal, valid and binding obligation of the Company and Parent, enforceable against the Company and Parent in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). Upon its execution by the Company, Parent and the other parties thereto and assuming that it constitutes legal, valid and binding agreements of the other parties thereto, the

Registration Rights Agreement will constitute a legal, valid and binding obligation of the Company and Parent, enforceable against the Company and Parent in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.5 Valid Issuance. The Preferred Shares being purchased by the Investors hereunder have been duly and validly authorized and, upon issuance pursuant to the terms hereof, against full payment therefor in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and non-assessable and will be issued free and clear of any liens or other restrictions (other than restrictions on transfer under applicable state and federal securities laws or as set forth in the Certificate of Designation) and the holder of the Preferred Shares shall be entitled to all rights accorded to a holder of Preferred Shares. The Conversion Shares have been duly and validly authorized and reserved for issuance and, upon issuance in accordance with the Certificate of Designation, will be duly and validly issued, fully paid and non-assessable and will be issued free and clear of any liens or other restrictions (other than restrictions on transfer under applicable state and federal securities laws) and the holder of the Conversion Shares shall be entitled to all rights accorded to a holder of Common Stock. As of the Closing Date, the Exchange Shares will have been duly and validly authorized and reserved for issuance and, upon issuance, will be duly and validly issued, fully paid and non-assessable and will be issued free and clear of any liens or other restrictions (other than restrictions on transfer under applicable state and federal securities laws) and the holder of the Exchange Shares shall be entitled to all rights accorded to a holder of common stock of Parent. Subject to the accuracy of the representations and warranties made by the Investors in Section 4 hereof, the offer and sale of the Preferred Shares to the Investors is and will be, and the issuance of the Conversion Shares and Exchange Shares will be, in compliance with applicable exemptions from (i) the registration and prospectus delivery requirements of the Securities Act and (ii) the registration and qualification requirements of applicable securities laws of the states of the United States.

3.6 No Conflict. Subject to approval of the Nasdaq Listing Application (as defined in the Merger Agreement), the execution, delivery and performance of the Transaction Agreements by the Company and Parent, the issuance and sale of the Preferred Shares and the Exchange Shares and the consummation of the other transactions contemplated by the Transaction Agreements do not and will not (i) violate any provision of the Certificate of Incorporation or Bylaws of the Company or the certificate of incorporation or bylaws of Parent, (ii) conflict with or result in a violation of or default (with or without notice or lapse of time, or the giving of consent or waiver, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, a change of control right or to a loss of a benefit under any agreement or instrument, credit facility, franchise, license, judgment, order, statute, law, ordinance, rule or regulations, applicable to the Company, Parent or any respective Subsidiary or their respective properties or assets, (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company, Parent or any respective or any Subsidiary is subject (including federal and state securities laws and regulations) and the rules and regulations of any self-regulatory organization to which the Company or Parent or its securities are or will be subject (including, without limitation, all applicable listing rules of the OTCQB Market in regard to the Company), or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iv) conflict with, result in a breach of, or require any consent, approval, authorization or waiver under the Merger Agreement that has not been obtained or made, except, in the case of clauses (ii) and (iii), as has not and would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

3.7 Consents. Assuming the accuracy of the representations and warranties of the Investors in Section 4, no consent, approval, authorization, filing with or order of or registration with, any court or governmental agency or body or other Person is required in connection with the authorization, execution or delivery by the Company of the Transaction Agreements, the issuance and sale of the Preferred Shares and the performance by the Company of its other obligations under the Transaction Agreements, except (a) as have been or will be obtained or made under the Securities Act or the Exchange Act, (b) the filing of any requisite notices and/or application(s) to the National Exchange for the issuance and sale of the Shares and the listing of the Shares for trading or quotation, as the case may be, thereon in the time and manner required thereby, (c) customary post-closing filings with the SEC or pursuant to state securities laws in connection with the offer and sale of the Shares by the Company in the manner contemplated herein, which will be filed on a timely basis, (d) the filing of a registration statement required to be filed by the Registration Rights Agreement, (e) the Nasdaq Listing Application or (f) such that the failure of which to obtain has not had and would not have a Material Adverse Effect. All notices, consents, authorizations, orders, filings and registrations which the Company is required to deliver or obtain prior to the Closing pursuant to the preceding sentence have been obtained or made or will be delivered or obtained or effected, and shall remain in full force and effect, on or prior to the Closing.

3.8 SEC Filings; Financial Statements.

(a) The Company has timely filed or furnished, as applicable, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under Section 13, 14(a) and 15(d) of the Exchange Act for the one year preceding the date of this Agreement and is in compliance with General Instruction I.A.3 of Form S-3. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the filed 2026 SEC Reports complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations promulgated thereunder, and, as of the time they were filed or furnished, none of the filed 2026 SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no outstanding or unresolved comments from the SEC staff with respect to the 2026 SEC Reports. To the Company’s knowledge, none of the 2026 SEC Reports are the subject of an ongoing SEC review. The interactive data in eXtensible Business Reporting Language included in the 2026 SEC Reports fairly presents the information called for in all material respects and has been prepared in accordance with the SEC’s rules and guidelines applicable thereto. The Company is not, and has never been, and after the Closing will not be, an issuer subject to Rule 144(i) under the Securities Act.

(b) The consolidated financial statements of the Company included in the 2026 SEC Reports (together with the related schedules and notes thereto, collectively, the “Financial Statements”) comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing (or to the extent corrected by a subsequent restatement) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates indicated, and the results of its operations and cash flows for the periods therein specified, and have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except as otherwise noted therein, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments) applied on a consistent basis unless otherwise noted therein throughout the periods therein specified. Except as set forth in the Financial Statements filed prior to the date hereof, the Company has not incurred any liabilities, contingent or otherwise, except (i) those incurred in the ordinary course of business, consistent with past practices since the date of such Financial Statements or (ii) liabilities not required under GAAP to be reflected in the Financial Statements, in either case, none of which, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect.

3.9 Absence of Changes. Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, including the Merger Agreement and transactions related thereto, and except as otherwise disclosed in the 2026 SEC Reports, since December 31, 2025: (a) the Company has conducted its business only in the ordinary course of business and there have been no material transactions entered into by the Company or its Subsidiaries; (b) no material change to any material contract or arrangement by which the Company or its Subsidiaries is bound or to which any of its assets or properties is subject has been entered into that has not been disclosed in writing to the Investors and the Placement Agents; and (c) there has not been any other event or condition of any character that has had or would reasonably be expected to have a Material Adverse Effect.

3.10 Absence of Litigation. There is no action, suit, proceeding, arbitration, claim, investigation, charge, complaint or inquiry pending or, to the Company’s knowledge, threatened against the Company or any Subsidiary which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect, nor are there any orders, writs, injunctions, judgments or decrees outstanding of any court or government agency or instrumentality and binding upon the Company or any Subsidiary that have had or would reasonably be expected to have a Material Adverse Effect. Neither the Company nor any Subsidiary, nor to the knowledge of the Company, any director or officer of the Company or any Subsidiary, is, or within the last ten (10) years has been, the subject of any action involving a claim of violation of or liability under federal or state securities laws relating to the Company or such Subsidiary or a claim of breach of fiduciary duty relating to the Company or such Subsidiary.

3.11 Compliance with Law; Permits. None of the Company or any Subsidiary is in violation of, or has received any notices of violations with respect to, any laws, statutes, ordinances, rules or regulations of any governmental body, court or government agency or instrumentality, except for violations which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries have all required licenses, permits, certificates and other authorizations (collectively, “Governmental Authorizations”) from such federal, state or local government or governmental agency, department or body that are currently necessary for the operation of the business of the Company and its Subsidiaries as currently conducted, except where the failure to possess currently such Governmental Authorizations has not had and is not reasonably expected to have a Material Adverse Effect. None of the Company or any Subsidiary has received any written (or, to the Company’s knowledge, oral) notice regarding any revocation or material modification of any such Governmental Authorization, which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, has or would reasonably be expected to result in a Material Adverse Effect.

3.12 Intellectual Property. The Company and its Subsidiaries own, or have rights to use, all material inventions, patent applications, patents, trademarks, trade names, service names, service marks, copyrights, trade secrets, know how (including unpatented and/or unpatentable proprietary or confidential information, systems or procedures) and other intellectual property as described in the 2026 SEC Reports that is necessary for, or used in the conduct of their respective businesses (collectively, “Intellectual Property”), except where any failure to own, possess or acquire such Intellectual Property has not had, and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Intellectual Property of the Company and its Subsidiaries has not been adjudged by a court of competent jurisdiction to be invalid or unenforceable, in whole or in part. To the Company’s knowledge: (i) there are no third parties who have rights to any Intellectual Property, including no liens, security interests, or other encumbrances; and (ii) there is no infringement by third parties of any Intellectual Property, except, in each case, which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. No action, suit, or other proceeding is pending, or, to the Company’s knowledge, is threatened: (A) challenging the Company’s or its Subsidiaries’ rights in or to any Intellectual Property; (B) challenging the validity, enforceability or scope of any Intellectual Property; or (C) alleging that the Company or any of its Subsidiaries infringes, misappropriates, or otherwise violates any patent, trademark, trade name, service name, copyright, trade secret or other proprietary rights of others, except, in each case, which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries have complied in all material respects with the terms of each agreement pursuant to which Intellectual Property has been licensed to the Company or any of its Subsidiaries in all material respects, and to the Company’s knowledge all such agreements are in full force and effect. To the Company’s knowledge, there are no material defects in any of the patents or patent applications included in the Intellectual Property. The Company and its Subsidiaries have taken all reasonable steps to protect, maintain and safeguard their Intellectual Property.

3.13 Employee Benefits. Except as would not be reasonably likely to result in a Material Adverse Effect, each Benefit Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code, the Patient Protection and Affordable Care Act of 2010, as amended, and other applicable laws, rules and regulations. The Company and its Subsidiaries are in compliance with all applicable federal, state and local laws, rules and regulations regarding employment, except for any failures to comply that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect. There is no labor dispute, strike or work stoppage against the Company or its Subsidiaries pending or, to the knowledge of the Company, threatened which may interfere with the business activities of the Company, except where such dispute, strike or work stoppage is not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect.

3.14 Taxes. The Company and its Subsidiaries have filed all federal, state and foreign income Tax Returns and other Tax Returns required to have been filed under applicable law (or extensions have been duly obtained) and have paid all Taxes required to have been paid by them, except for those which are being contested in good faith and except where failure to file such Tax Returns or pay such Taxes would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No assessment in connection with United States federal tax returns has been made against the Company. The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or reassessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not result in a Material Adverse Effect. No audits, examinations, or other proceedings with respect to any material amounts of Taxes of the Company and its Subsidiaries are presently in progress or have been asserted or proposed in writing without subsequently being paid, settled or withdrawn. There are no liens on any of the assets of the Company. The Company, at all times since December 31, 2024, has been and continues to be classified as a corporation for U.S. federal income tax purposes. Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the period specified in Code Section 897(c)(1)(A)(ii).

3.15 Environmental Laws. The Company and its Subsidiaries (i) are in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all permits and other Governmental Authorizations required under applicable Environmental Laws to conduct its business and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals have not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. None of the Company or any Subsidiary has received since December 31, 2025, any written notice or other communication (in writing or otherwise), whether from a governmental authority or other Person, that alleges that the Company or any Subsidiary is not in compliance with any Environmental Law and, to the knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s or any Subsidiary’s compliance with any Environmental Law in the future, except where such failure to comply has not had and would not reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company: (i) no current or (during the time a prior property was leased or controlled by the Company) prior property leased or controlled by the Company or any Subsidiary has received since December 31, 2025, any written notice or other communication relating to property owned or leased at any time by the Company, whether from a governmental authority, or other Person, that alleges that such current or prior owner or the Company or any Subsidiary is not in compliance with or violated any Environmental Law relating to such property and (ii) the Company has no material liability under any Environmental Law.

3.16 Title. Each of the Company and its Subsidiaries has good and marketable title to all personal property owned by it that is material to the business of the Company, free and clear of all liens, encumbrances and defects except such as do not materially and adversely affect the value of such property and do not materially and adversely interfere with the use made and proposed to be made of such property by the Company or its Subsidiaries, as the case may be. Any real property and buildings held under lease by the Company or its Subsidiaries is held under valid, subsisting and enforceable leases with such exceptions as are not material and do not materially and adversely interfere with the use made and proposed to be made of such property and buildings by the Company or its Subsidiaries, as the case may be. The Company does not own any real property.

3.17 Insurance. The Company carries or is entitled to the benefits of insurance in such amounts and covering such risks that is customary for comparably situated companies and is adequate for the conduct of its and its Subsidiaries’ businesses and the value of its and its Subsidiaries’ properties (owned or leased) and assets, and each of such insurance policies is in full force and effect and the Company is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since December 31, 2025, the Company has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy.

3.18 OTCQB Stock Market. The issued and outstanding shares of Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the OTCQB Market under the symbol “GRTX.” The Company is in compliance with all listing requirements of the OTCQB Market applicable to the Company. There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by the OTCQB Market or the SEC, respectively, to prohibit or terminate the listing of the Common Stock on the OTCQB Market or to deregister the Common Stock under the Exchange Act. The Company has taken no action that is designed to terminate the registration of the Common Stock under the Exchange Act.

3.19 Sarbanes-Oxley Act. The Company is, and since December 31, 2025 has been, in compliance in all material respects with all applicable requirements of the Sarbanes-Oxley Act of 2002 and applicable rules and regulations promulgated by the SEC thereunder.

3.20 Clinical Data and Regulatory Compliance. Except as would not reasonably be expected to result in a Material Adverse Effect: (i) the preclinical tests and clinical trials, and other studies used to support regulatory approval (collectively, “studies”) being conducted by or on behalf of, or sponsored by, the Company or its Subsidiaries were and, if still pending, are being conducted in all material respects in accordance with the protocols, procedures and controls designed and approved for such studies and with standard medical and scientific research procedures; (ii) each description of the results of such studies is accurate and complete in all material respects and fairly presents the data derived from such studies, and the Company and its Subsidiaries have no knowledge of any other studies the results of which are required to be disclosed in accordance with the Exchange Act and are inconsistent with, or otherwise call into question, the results described or referred to in the 2026 SEC Reports; (iii) the Company and its Subsidiaries have made all such filings and obtained all such approvals as may be required by the FDA or from any other U.S. federal, state or local government or foreign government or Drug Regulatory Agency, or Institutional Review Board, each having jurisdiction over biopharmaceutical products (collectively, the “Regulatory Agencies”) for the conduct of its business; (iv) neither the Company nor any of its Subsidiaries has received any notice of, or correspondence from, any Regulatory Agency requiring the termination or suspension of or imposing any clinical hold on any clinical trials; and (v) the Company and its Subsidiaries have each operated and currently are in compliance in all material respects with all applicable rules, regulations and policies of the Regulatory Agencies.

3.21 Compliance with Health Care Laws. The Company and its Subsidiaries are in compliance in all material respects with all Health Care Laws to the extent applicable to the Company’s current business and research use only products. For purposes of this Agreement, “Health Care Laws” means: (i) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. Section 301 et seq.) and the Public Health Service Act (42 U.S.C. Section 201 et seq.), and the regulations promulgated thereunder; (ii) all applicable federal, state, local and foreign health care fraud and abuse laws, including, without limitation, the Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b)); (iii) the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, “HIPAA”); (iv) the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010; (v) the

European Union (“EU”) Clinical Trials Regulation (Regulation (EU) No. 536/2014); (vi) the EU Regulation regarding community procedures for authorization and supervision of medicinal products for human and veterinary use and establishing a European Medicines Agency (Regulation (EC) No. 726/2004); (vii) licensure, quality, safety and accreditation requirements under applicable federal, state, local or foreign laws or regulatory bodies; (viii) all other local, state, federal, national, supranational and foreign laws, relating to the regulation of the Company or its Subsidiaries, and (ix) the regulations promulgated pursuant to such statutes and any state or non-U.S. counterpart thereof. Neither the Company nor any of its Subsidiaries has received written or, to the Company’s knowledge, oral notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any court or arbitrator or governmental or regulatory authority or third party alleging that any product operation or activity is in material violation of any Health Care Laws nor, to the Company’s knowledge, is any such claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action threatened. The Company and its Subsidiaries have filed, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Health Care Laws, and all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and accurate on the date filed in all material respects (or were corrected or supplemented by a subsequent submission). Neither the Company nor any of its Subsidiaries is a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any governmental or regulatory authority. Additionally, neither the Company, any of its Subsidiaries nor any of their respective employees, officers, directors, or, to the knowledge of the Company, agents has been excluded, suspended or debarred from participation in any U.S. federal health care program or human clinical research or, to the knowledge of the Company, is subject to a governmental inquiry, investigation, proceeding, or other similar action that could reasonably be expected to result in debarment, suspension, or exclusion.

3.22 Accounting Controls and Disclosure Controls and Procedures. The Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to comply with the requirements of the Exchange Act applicable to the Company and provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that the Company maintains records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Board of Directors and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements. Since the end of the Company’s most recent audited fiscal year, there has been (a) no material weaknesses in the design or operation of the Company’s internal control over financial reporting (whether or not remediated) and (b) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to provide reasonable assurance that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.

3.23 Price Stabilization of Common Stock. The Company has not taken, nor will it take, directly or indirectly, any action designed to stabilize or manipulate the price of the Common Stock to facilitate the sale or resale of the Preferred Shares.

3.24 Investment Company Act. The Company is not, and immediately after receipt of payment for the Preferred Shares will not be, an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended.

3.25 General Solicitation; No Integration or Aggregation. Neither the Company nor any other Person or entity authorized by the Company to act on its behalf has engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) of investors with respect to offers or sales of the Preferred Shares pursuant to this Agreement. The Company has not, directly or indirectly, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act) which, to its knowledge, is or will be (i) integrated with the offer and sale of the Preferred Shares pursuant to this Agreement for purposes of the Securities Act or (ii) aggregated with prior offerings by the Company for the purposes of the rules and regulations of the OTCQB Market. Assuming the accuracy of the representations and warranties of the Investors set forth in Section 4, neither the Company nor any of its Affiliates, its subsidiaries nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any Company security, under circumstances that would adversely affect reliance by the Company on Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder for the exemption from registration for the transactions contemplated hereby.

3.26 Brokers and Finders. Other than the Placement Agents, neither the Company nor any other Person authorized by the Company to act on its behalf has retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement.

3.27 Reliance by the Investors. The Company has a reasonable basis for making each of the representations set forth in this Section 3. The Company acknowledges that each of the Investors will rely upon the truth and accuracy of, and the Company’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of the Company set forth herein.

3.28 No Additional Agreements. There are no agreements or understandings between the Company, on one hand, and any Investor, on the other hand, with respect to the transactions contemplated by the Transaction Agreements other than as specified in the Transaction Agreements (other than confidentiality, nondisclosure, or similar agreements).

3.29 Anti-Bribery and Anti-Money Laundering Laws; Sanctions. Each of the Company, its Subsidiaries and, to the knowledge of the Company, any of their respective officers, directors, supervisors, managers, agents, or employees are and have at all times been in compliance with and its participation in the offering will not violate: (A) anti-bribery laws, including but not limited to, any applicable law, rule, or regulation of any locality, including but not limited to any law, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed December 17, 1997, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, or any other law, rule or regulation of similar purposes and scope, (B) anti-money laundering laws, including, but not limited to, applicable federal, state, international, foreign or other laws, regulations or government guidance regarding anti-money laundering, including, without limitation, Title 18 U.S. Code sections 1956 and 1957, the Patriot Act, the Bank Secrecy Act, and international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Action Task Force on Money Laundering, of which the United States is a member and with which designation the United States representative to the group or organization continues to concur, all as amended, and any executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder, or (C) except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, any laws with respect to import and export control and economic sanctions, including the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and economic sanctions regulations and executive orders administered by the U.S. Department of the Treasury Office of Foreign Asset Control.

3.30 Cybersecurity. The Company and its Subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and its Subsidiaries as currently conducted, and are free and clear of all material Trojan horses, time bombs, malware and other malicious code. The Company and its Subsidiaries have implemented and maintained commercially reasonable physical, technical and administrative controls designed to maintain and protect the confidentiality, integrity, availability, privacy and security of all sensitive, confidential or regulated data (“Confidential Data”) used or maintained in connection with their businesses and Personal Data (defined below), and the integrity, availability continuous operation, redundancy and security of all IT Systems. “Personal Data” means the following data used in connection with the Company’s and its Subsidiaries’ businesses and in their possession or control: (i) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or other tax identification number, driver’s license number, passport number, credit card number or bank information; (ii) information that identifies or may reasonably be used to identify an individual; (iii) any information that would qualify as “protected health information” under HIPAA; and (iv) any information that would qualify as “personal data,” “personal information” (or similar term) under the Privacy Laws. To the Company’s knowledge, there have been no breaches, outages or unauthorized uses of or accesses to the Company’s IT Systems, Confidential Data, or Personal Data that would require notification under Privacy Laws (as defined below). The Company has not received any written notice, complaint, or claim from any Person, or any notice from any Regulatory Agency, alleging that the Company or any Subsidiary has violated or is not in compliance with any Privacy Laws (as defined below) or that the Company or any Subsidiary must undertake, or has failed to undertake, any action to comply with any Privacy Laws.

3.31 Compliance with Data Privacy Laws. The Company and its Subsidiaries are, and at all prior times were, in material compliance with all applicable state, federal and foreign data privacy and security laws and regulations regarding the collection, use, storage, retention, disclosure, transfer, disposal, or any other processing (collectively “Process” or “Processing”) of Personal Data, including without limitation HIPAA, the EU General Data Protection Regulation (“GDPR”) (Regulation (EU) No. 2016/679), all other local, state, federal, national, supranational and foreign laws relating to the regulation of the Company or its Subsidiaries, and the regulations promulgated pursuant to such statutes and any state or non-U.S. counterpart thereof (collectively, the “Privacy Laws”). To ensure material compliance with the Privacy Laws, the Company and its Subsidiaries have in place, comply with, and take all appropriate steps necessary to ensure compliance in all material respects with their policies and procedures relating to data privacy and security, and the Processing of Personal Data and Confidential Data (the “Privacy Statements”). The Company and its Subsidiaries have, except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, at all times since December 31, 2023 provided accurate notice of its Privacy Statements then in effect to its customers, employees, third party vendors and representatives. None of such disclosures made or contained in any Privacy Statements have been materially inaccurate, misleading, incomplete, or in material violation of any Privacy Laws.

3.32 Transactions with Affiliates and Employees. No relationship, direct or indirect, exists between or among the Company, on the one hand, and any director, officer, stockholder, customer or supplier of the Company, on the other hand, that is required to be described in any forms, statements, certifications, reports and documents required to be filed or furnished with the SEC under the Exchange Act or the Securities Act that has not been so described (or will not be so described, following the Closing) in accordance with the Exchange Act.

3.33 Additional Representations and Warranties. As of the date hereof and as of the Closing Date, (i) the representations and warranties of the Company contained in Article 4 of the Merger Agreement and in any certificate or other writing delivered by the Company pursuant thereto are true and correct in all material respects (or, if any such representations or warranties are qualified by materiality, material adverse effect or similar language, true and correct in all respects), (ii) to the Company’s knowledge after conducting reasonable due diligence with respect to Obsidian and its business, the representations and warranties of Obsidian contained in Article 3 of the Merger Agreement (as qualified therein and in the disclosure schedules thereto) and in any certificate or other writing delivered by Obsidian pursuant thereto were, true and correct as though given in accordance with Article 3 of the Merger Agreement (or, if any such representations or warranties are qualified by materiality, material adverse effect or similar language, true and correct in all respects), and (iii) to the Company’s knowledge, the representations and warranties of Parent contained in Article 5 of the Merger

Agreement (as qualified therein and in the disclosure schedules thereto) were true and correct in all material respects (or, if any such representations or warranties are qualified by materiality, material adverse effect or similar language, true and correct in all respects). All necessary corporate action has been duly and validly taken by the Company, Parent, Obsidian (to the Company’s knowledge), Obsidian Merger Sub and Galera Merger Sub to authorize the execution, delivery and performance of the Merger Agreement. The Merger Agreement has been duly and validly authorized, executed and delivered by the Company, Parent, Obsidian (to the Company’s knowledge), Obsidian Merger Sub and Galera Merger Sub and, assuming due authorization, execution and delivery by the other parties thereto, constitutes a valid and binding agreement of the Company, Parent, Obsidian (to the Company’s knowledge), Obsidian Merger Sub and Galera Merger Sub, enforceable against the Company, Parent, Obsidian (to the Company’s knowledge), Obsidian Merger Sub and Galera Merger Sub in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability. The Company has furnished or otherwise made available to each Investor a true and complete executed copy of the Merger Agreement as in effect as of the date hereof.

3.34 Disclosure. The Company confirms that it has not provided, and to the Company’s knowledge, none of its officers or directors nor any other Person acting on its or their behalf (including, without limitation, the Placement Agents) has provided, and it has not authorized the Placement Agents to provide, any Investor or its respective agents or counsel with any information that it believes constitutes material, non-public information except insofar as the existence, provisions and terms of the Transaction Agreements, the Merger Agreement, and the proposed transactions hereunder and thereunder may constitute such information, all of which will be disclosed by the Company in the Disclosure Document as contemplated by Section 5.3 hereof. The Company understands and confirms that the Investors will rely on the foregoing representations in effecting transactions in securities of the Company.

4. Representations and Warranties of Each Investor. Each Investor, severally for itself and not jointly with any other Investor, represents and warrants to the Company and the Placement Agents that the statements contained in this Section 4 are true and correct as of the date hereof (except for the representations and warranties that speak as of a specific date, which shall be made as of such date):

4.1 Organization. Such Investor is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted.

4.2 Authorization. Such Investor has all requisite corporate or similar power and authority to enter into this Agreement and the other Transaction Agreements to which it will be a party and to carry out and perform its obligations hereunder and thereunder. All corporate, member or partnership action on the part of such Investor or its stockholders, members or partners necessary for the authorization, execution, delivery and performance of this Agreement and the other Transaction Agreements to which it will be a party and the consummation of the other transactions contemplated herein has been taken. The signature of the Investor on this Agreement is genuine and the signatory to this Agreement, if the Investor is an individual, has the legal competence and capacity to execute the same or, if the Investor is not an individual, the signatory has been duly authorized to execute the same on behalf of the Investor. Assuming this Agreement constitutes the legal and binding agreement of the Company, this Agreement constitutes a legal, valid and binding obligation of such Investor, enforceable against such Investor in accordance with its respective terms, except as such enforceability may be limited or otherwise affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and/or similar laws relating to or affecting the rights of creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

4.3 No Conflicts. The execution, delivery and performance of the Transaction Agreements by such Investor, the purchase of the Preferred Shares in accordance with their terms and the consummation by such Investor of the other transactions contemplated hereby will not conflict with or result in any violation of, breach or default by such Investor (with or without notice or lapse of time, or both) under, conflict with, or give rise to a right of termination, cancellation or acceleration of any obligation, a change of control right or to a loss of a material benefit under (i) any provision of the organizational documents of such Investor, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable or (ii) any agreement or instrument, undertaking, credit facility, franchise, license, judgment, order, ruling, statute, law, ordinance, rule or regulations, applicable to such Investor or its respective properties or assets, except, in the case of clause (ii), as would not, individually or in the aggregate, be reasonably expected to materially delay or materially hinder the ability of such Investor to perform its obligations under the Transaction Agreements.

4.4 Residency. Such Investor’s residence (if an individual) or offices in which its investment decision with respect to the Preferred Shares was made (if an entity) are located at the address immediately below such Investor’s name on Exhibit A, except as otherwise communicated by such Investor to the Company.

4.5 Brokers and Finders. Such Investor has not retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement whose fees the Company would be required to pay.

4.6 Investment Representations and Warranties. Each Investor hereby represents and warrants that, it (i) as of the date hereof is, if an entity, a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” as that term is defined in Rule 501(a) under Regulation D promulgated pursuant to the Securities Act; or (ii) if an individual, is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D of the Securities Act and has such knowledge and experience in financial and business matters as to be able to protect its own interests in connection with an investment in the Preferred Shares. Each Investor further represents and warrants that (x) it is capable of evaluating the merits and risk of such investment, and (y) that it has not been organized for the purpose of acquiring the Preferred Shares and is an “institutional account” as defined by FINRA Rule 4512(c). Such Investor understands and agrees that the offering and sale of the Preferred Shares has not been registered under the Securities Act or any applicable state securities laws and is being made in reliance upon federal and state exemptions for transactions not involving a public offering which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of such Investor’s representations as expressed herein.

4.7 Intent. Each Investor is purchasing the Preferred Shares solely for investment purposes, for such Investor’s own account and not for the account of others, and not with a view to the resale or distribution of any part thereof (or any Conversion Shares or Exchange Shares) in violation of the Securities Act, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the Securities Act without prejudice, however, to the Investor’s right at all times to sell or otherwise dispose of all or any part of such securities in compliance with applicable federal and state securities laws. Notwithstanding the foregoing, if such Investor is purchasing the Preferred Shares as a fiduciary or agent for one or more investor accounts, such Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account. Each Investor has no present arrangement to sell the Preferred Shares (or any Conversion Shares or Exchange Shares) to or through any Person or entity. Each Investor understands that the Preferred Shares (and any Conversion Shares and Exchange Shares) must be held indefinitely unless such securities are resold pursuant to a registration statement under the Securities Act or an exemption from registration is available. Nothing contained herein shall be deemed a representation or warranty by such Investor to hold the Preferred Shares (or any Conversion Shares or Exchange Shares) for any period of time.

4.8 Investment Experience; Ability to Protect Its Own Interests and Bear Economic Risks. Each Investor acknowledges that it can bear the economic risk and complete loss of its investment in the Preferred Shares and has knowledge and experience in finance, securities, taxation, investments and other business matters as to be capable of evaluating the merits and risks of investments of the kind described in this Agreement and contemplated hereby, and the Investor has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as such Investor has considered necessary to make an informed investment decision.

Each Investor acknowledges that such Investor (i) is a sophisticated investor, experienced in investing in private placements of equity securities and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (ii) has exercised independent judgment in evaluating its participation in the purchase of the Preferred Shares. Each Investor acknowledges that such Investor is aware that there are substantial risks incident to the purchase and ownership of the Preferred Shares, including those set forth in the Company’s filings with the SEC. Alone, or together with any professional advisor(s), such Investor has adequately analyzed and fully considered the risks of an investment in the Preferred Shares and determined that the Preferred Shares are a suitable investment for the Investor. Each Investor is, at this time and in the foreseeable future, able to afford the loss of such Investor’s entire investment in the Preferred Shares and such Investor acknowledges specifically that a possibility of total loss exists.

4.9 Independent Investment Decision. Such Investor understands that nothing in the Transaction Agreements or any other materials presented by or on behalf of the Company or Obsidian to such Investor in connection with the purchase of the Preferred Shares constitutes legal, tax or investment advice. Such Investor has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Preferred Shares.

4.10 Securities Not Registered; Legends. Such Investor acknowledges and agrees that the Preferred Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act, and such Investor understands that the Preferred Shares have not been registered under the Securities Act, by reason of their issuance by the Company in a transaction exempt from the registration requirements of the Securities Act, and that the Preferred Shares must continue to be held and may not be offered, resold, transferred, pledged or otherwise disposed of by such Investor unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration and in each case in accordance with any applicable securities laws of any state of the United States. Such Investor understands that the exemptions from registration afforded by Rule 144 (the provisions of which are known to it) promulgated under the Securities Act depend on the satisfaction of various conditions including, but not limited to, the time and manner of sale, the holding period and on requirements relating to the Company which are outside of such Investor’s control and which the Company may not be able to satisfy, and that, if applicable, Rule 144 may afford the basis for sales only in limited amounts. Such Investor acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or disposition of any of the Preferred Shares. Such Investor acknowledges that no federal or state agency has passed upon or endorsed the merits of the offering of the Preferred Shares or made any findings or determination as to the fairness of this investment.

Each Investor understands that any book-entry notations evidencing the Preferred Shares may bear the following legend:

“THE OFFER AND SALE OF THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER APPLICABLE SECURITIES LAWS, OR UNLESS OFFERED, SOLD, PLEDGED, HYPOTHECATED OR TRANSFERRED PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THOSE LAWS. NOTWITHSTANDING THE FOREGOING, (I) THE SECURITIES MAY BE TRANSFERRED WITHOUT CONSIDERATION TO AN AFFILIATE OF SUCH HOLDER OR A CUSTODIAL NOMINEE AND (II) THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.”

In addition, the Preferred Shares may contain a legend regarding affiliate status of the Investor, if applicable, provided that the Company will notify the Investor in advance of Closing if such a legend is to be placed on its Shares.

4.11 Placement Agents. Each Investor hereby acknowledges and agrees that (a) the Placement Agents are acting solely as Placement Agents in connection with the execution, delivery and performance of the Transaction Agreements and the issuance of the Preferred Shares to the Investor and neither the Placement Agents nor any of its Affiliates have acted as an underwriter or in any other capacity and are not and shall not be construed as a fiduciary or financial advisor for such Investor, the Company, Obsidian or any other Person or entity in connection with the execution, delivery and performance of the Transaction Agreements and the issuance and purchase of the Preferred Shares, (b) the Placement Agents have not made and do not make any representation or warranty, whether express or implied, of any kind or character, and the Placement Agents have not provided any advice or recommendation in connection with the execution, delivery and performance of the Transaction Agreements or with respect to the Preferred Shares, nor is such information or advice necessary or desired, (c) the Placement Agents will not have any responsibility with respect to (i) any representations, warranties or agreements made by any Person or entity under or in connection with the execution, delivery and performance of the Transaction Agreements, or the execution, legality, validity or enforceability (with respect to any Person) thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company or Obsidian, and (d) the Placement Agents will not have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by such Investor, the Company, Obsidian or any other Person or entity), whether in contract, tort or otherwise, to such Investor, or to any Person claiming through it, in respect of the execution, delivery and performance of the Transaction Agreements, except in each case for such party’s own gross negligence, willful misconduct or bad faith. No disclosure or offering document has been prepared by the Placement Agents or any of their respective Affiliates in connection with the offer and sale of the Preferred Shares. Neither the Placement Agents nor any of its Affiliates have made or make any representation as to the quality or value of the Preferred Shares and the Placement Agents and its Affiliates may have acquired non-public information with respect to the Company or Obsidian which the Investor agrees need not be provided to it. On behalf of itself and its Affiliates, the Investor releases the Placement Agents in respect of any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) or expenses related to the transactions contemplated by this Agreement and the purchase and sale of the Preferred Shares hereunder, except in each case for the Placement Agents’ gross negligence, willful misconduct or bad faith. Each Investor agrees not to commence any litigation or bring any claim against the Placement Agents in any court or any other forum which relates to, may arise out of, or is in connection with, the transactions contemplated by this Agreement and the purchase and sale of the Preferred Shares hereunder, except in each case for the Placement Agents’ gross negligence, willful misconduct or bad faith. This undertaking is given freely and after obtaining independent legal advice.

4.12 No General Solicitation. Each Investor acknowledges and agrees that the Investor is purchasing the Preferred Shares directly from the Company. Such Investor became aware of this offering of the Preferred Shares solely by means of direct contact from the Placement Agents or directly from Obsidian or the Company as a result of a pre-existing, substantive relationship with Obsidian, the Company or the Placement Agents, and/or their respective advisors (including, without limitation, attorneys, accountants, bankers, consultants and financial advisors), agents, control persons, representatives, Affiliates, directors, officers, managers, members, and/or employees, and/or the representatives of such persons. The Preferred Shares were offered to such Investor solely by direct contact between such Investor, on the one hand, and Obsidian, the Company, the Placement Agents and/or their respective representatives, on the other hand. Such Investor did not become aware of this offering of the Preferred Shares, nor were the Preferred Shares offered to such Investor, by any other means, and none of Obsidian, the Company, the Placement Agents and/or their respective representatives acted as investment advisor, broker or dealer to such Investor. Such Investor is not purchasing the Preferred Shares as a result of any advertising or, to its knowledge, general solicitation, within the meaning of the Securities Act.

4.13 Access to Information. In making its decision to purchase the Preferred Shares, each Investor has relied solely upon independent investigation made by such Investor, and upon the representations, warranties and covenants of the Company set forth herein. Such Investor acknowledges and agrees that such Investor has received such information as such Investor deems necessary in order to make an investment decision with respect to the Preferred Shares, including, with respect to the Company and Obsidian. Without limiting the generality of the foregoing, each Investor acknowledges that copies of the 2026 SEC Reports are available on Edgar at www.sec.gov. Each Investor acknowledges and agrees that such Investors and such Investor’s professional advisor(s), if any, have had the opportunity to ask such questions, receive such answers and obtain such information from Obsidian and the Company regarding Obsidian, the Company, their respective businesses and the terms and conditions of the offering of the Preferred Shares as such Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Preferred Shares and that such Investor has independently made its own analysis and decision to invest in the Company. Neither such inquiries nor any other due diligence investigation conducted by such Investor shall modify, limit or otherwise affect such Investor’s right to rely on the Company’s representations and warranties contained in this Agreement.

4.14 Certain Trading Activities. Other than consummating the transaction contemplated hereby, such Investor has not, nor has any Person acting on behalf of or pursuant to any understanding with such Investor, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that such Investor was first contacted by the Company or any other Person regarding the transaction contemplated hereby and ending immediately prior to execution of this Agreement. Notwithstanding the foregoing, (i) in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the representation set forth above shall only apply with respect to the portion of the assets managed by the portfolio manager that made the investment decision to purchase the Preferred Shares covered by this Agreement and (ii) in the case of an Investor whose investment adviser utilized an information barrier with respect to the information regarding the transactions contemplated hereunder after first being contacted by the Company, Obsidian or such other Person representing the Company or Obsidian, the representation set forth above shall only apply after the point in time when the portfolio manager who manages such Investor’s assets was informed of the information regarding the transactions contemplated hereunder and, with respect to the Investor’s investment adviser, the representation set forth above shall only apply with respect to any purchases or sales, including Short Sales, of the securities of the Company on behalf of other funds or investment vehicles for which the Investor’s investment adviser is also an investment adviser or subadviser after the point in time when the portfolio manager who manages the assets of such other funds or investment vehicles for which the Investor’s investment adviser is also an investment adviser or sub-adviser was informed of the information regarding the transactions contemplated hereunder. Other than to other Persons party to this Agreement and to its advisors and agents who had a need to know such information, such Investor has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

4.15 Regulation M. Such Investor is aware that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities and other activities with respect to the Preferred Shares by the Investors.

5. Covenants.

5.1 Further Assurances. After the date hereof, each party agrees to cooperate with each other and their respective officers, employees, attorneys, accountants and other agents, and, generally, do such other reasonable acts and things in good faith as may be necessary to effectuate the intents and purposes of this Agreement, subject to the terms and conditions hereof and compliance with applicable law, including taking reasonable action to facilitate the filing of any document or the taking of reasonable action to assist the other parties hereto in complying with the terms hereof. Each Investor acknowledges that the Company and the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Agreement. Prior to the Closing, the Investor agrees to promptly notify the Company if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 4 are no longer accurate, and the Company agrees to promptly notify each Investor and the Placement Agents if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 3 are no longer accurate.

5.2 Listing. Prior to the Closing, the Company shall use reasonable best efforts to maintain the listing and trading of the Common Stock on the OTCQB Market and, in accordance therewith, will use reasonable best efforts to comply in all material respects with the Company’s reporting, filing and other obligations under the rules and regulations of the OTCQB Market. Parent shall also use its reasonable best efforts to take all steps necessary to cause the Exchange Shares to be approved for listing on one of the listing markets of the Nasdaq Stock Market LLC as promptly as possible and to comply in all material respects with Parent’s reporting, filing and other obligations under the rules and regulations of the Nasdaq Stock Market LLC. The Company agrees to use, and will cause Parent to use, commercially reasonable efforts to maintain the eligibility of the Exchange Shares for electronic transfer through an established clearing corporation, including, without limitation, by timely payment of fees to such clearing corporation in connection with such electronic transfer.

5.3 Disclosure of Transactions.

(a) The Company shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date hereof (provided that, if this Agreement is executed between midnight and 9:00 a.m., New York City time on any Business Day, no later than 9:01 a.m. on the date hereof), issue a press release and ensure that the Company shall substantially contemporaneously file with the SEC a Current Report on Form 8-K (including all exhibits thereto, the “Disclosure Document” and the actual filing of such press release and/or Current Report on Form 8-K, the “Disclosure Time”) disclosing (i) all material terms of the transactions contemplated hereby and by the other Transaction Agreements and the Merger Agreement and attaching this Agreement, the other Transaction Agreements and the Merger Agreement as exhibits to such Disclosure Document, and (ii) all material non-public information concerning the Company, Obsidian, the transactions contemplated hereby or the transactions contemplated by the Merger Agreement disclosed to the Investors prior to the Disclosure Time. Following the Disclosure Time, no Investor shall be in possession of any material non-public information received from the Company, Obsidian, their respective Subsidiaries or any of their respective officers, directors, employees or agents (including the Placement Agents). Without limiting the terms of the Registration Rights Agreement, from and after the issuance of the Disclosure Document, the Company shall not provide material non-public information to any Investor, unless otherwise specifically agreed in writing by such Investor prior to any such disclosure. Notwithstanding the foregoing, certain Investors may be in possession of additional confidential information, including certain non-public clinical updates, of Obsidian. Obsidian hereby agrees that it shall make public such confidential information by 5:00 p.m. EST on June 2, 2026. The Company and Obsidian understands and confirms that the Investors will rely on the foregoing representations in effecting securities transactions.

(b) Notwithstanding anything in this Agreement to the contrary, the Company shall not disclose the name of any Investor or any of its Affiliates or advisors, or include the name of any Investor or any of its Affiliates or advisors in any marketing materials (whether or not made publicly available), press release, public announcement or filing with the SEC (other than any registration statement contemplated by the Merger Agreement or the Registration Rights Agreement) or any regulatory agency, without the prior written consent of such Investor, except (i) as required by the federal securities law in connection with (A) any registration statement contemplated by the Merger Agreement or the Registration Rights Agreement and (B) the filing of final Transaction Agreements with the SEC or pursuant to other routine proceedings of regulatory authorities, or (ii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of the OTCQB Market or Nasdaq, provided that the Company shall use commercially reasonable efforts to provide the

Investors with prior written notice of and a reasonable opportunity to review such disclosure permitted under foregoing clauses (i) and (ii).

5.4 Integration. The Company shall not, and shall use its reasonable best efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that will be integrated with the offer or sale of the Preferred Shares in a manner that would require the registration under the Securities Act of the sale of the Preferred Shares to the Investors, or that will be integrated with the offer or sale of the Preferred Shares for purposes of the rules and regulations of any National Exchange such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction.

5.5 Removal of Legends. Once the Resale Registration Statement (as defined in the Registration Rights Agreement) covering the resale of the Exchange Shares is declared or becomes effective, the Company shall instruct its Transfer Agent to remove all restrictive legends (other than, if applicable, an “affiliate” legend) within five (5) business days from such date, including the legend set forth in Section 4.10 above (or, in the event that Exchange Shares are issued after the Merger Registration Statement is declared effective, the Exchange Shares shall be issued without restrictive legends). Further, (i) while a registration statement (including the Registration Statement) covering the resale of such security is effective under the Securities Act, (ii) in connection with any sale, assignment, transfer or other disposition of Exchange Shares by an Investor pursuant to Rule 144 or pursuant to any other exemption under the Securities Act such that the purchaser acquires freely tradable shares, (iii) if the Exchange Shares are eligible for sale under Rule 144 without the need to comply with the current information requirement contained in Rule 144(c), or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission), if requested by the Investor by notice to the Company, the Company shall request its transfer agent to remove any restrictive legends related to the book entry account holding such shares and make a new, unlegended entry for such book entry shares without restrictive legends as soon as reasonably practicable (but no later than five (5) business days) following any such request therefor from the Investor, provided that the Company has timely received from the Investor customary representations and other documentation reasonably acceptable to the Company in connection therewith. The Company shall cause its counsel to issue a legal opinion to its transfer agent or the Investor promptly if required by the transfer Agent to effect the removal of the legend hereunder, or if requested by an Investor, respectively. The Company shall be responsible for the fees of its transfer agent and its legal counsel associated with such legend removal.

5.6 Withholding Taxes. Each Investor agrees to furnish the Company with any information, representations and forms as shall reasonably be requested by the Company from time to time to assist the Company in complying with any applicable tax law (including any withholding obligations).

5.7 Fees. The Company shall be solely responsible for the payment of any placement agent’s fees, financial advisory fees, or broker’s commissions (other than for Persons engaged by an Investor) relating to or arising out of the transactions contemplated hereby, including, without limitation, any fees or commissions payable to the Placement Agents.

5.8 No Conflicting Agreements. The Company will not take any action, enter into any agreement or make any commitment that would conflict or interfere in any material respect with the Company’s obligations to the Investors under the Transaction Agreements.

5.9 Reporting Status. The Company shall timely file all reports required to be filed with the SEC pursuant to the Exchange Act, and the Company shall not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would otherwise permit such termination.

5.10 Indemnification.

(a) The Company agrees to indemnify and hold harmless each Investor and its Affiliates and each Person who controls such Investor (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and their respective directors, officers, trustees, members, managers, employees, investment advisers and agents (collectively, the “Indemnified Persons”), from and against any and all losses, claims, damages, liabilities and expenses (including without limitation reasonable and documented attorney fees and disbursements and other documented out-of-pocket expenses reasonably incurred in connection with investigating, preparing or defending any action, claim or proceeding, pending or threatened and the costs of enforcement thereof) to which such Indemnified Person may become subject (i) as a result of any breach of representation, warranty, covenant or agreement made by or to be performed on the part of the Company under the Transaction Agreements or (ii) as a result of or arising out of any action, claim or proceeding, pending or threatened, against an Indemnified Person in any capacity by any stockholder of the Company who is not an Affiliate of the Indemnified Person, whether directly or in a derivative capacity, with respect to the transactions contemplated by the Transaction Agreements (unless such action, claim or proceeding is based upon a breach of such Investor’s representations, warranties or covenants under the Transaction Agreements), and in each case will reimburse any such Indemnified Person for all such amounts as they are incurred by such Indemnified Person. For the avoidance of doubt, the indemnification obligations of the Company set forth in this Section 5.10 shall apply whether or not the transactions contemplated by this Agreement are consummated, provided that the applicable breach or action giving rise to indemnification occurred prior to or in connection with the Closing.

(b) Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any Person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Person unless (a) the indemnifying party has agreed in writing to pay such fees or expenses, (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such Person or (c) in the reasonable judgment of any such Person, based upon written advice of its counsel, a conflict of interest exists between such Person and the indemnifying party with respect to such claims (in which case, if the Person notifies the indemnifying party in writing that such Person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such Person); and provided, further, that the failure of any indemnified party to give written notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement unless such judgment or settlement (i) imposes no liability or obligation on, (ii) includes as an unconditional term thereof the giving of a complete, explicit and unconditional release from the party bringing such indemnified claims of all liability of the indemnified party in respect of such claim or litigation in favor of, and (iii) does not include any admission of fault, culpability, wrongdoing, or wrongdoing or malfeasance by or on behalf of, the indemnified party. No indemnified party will, except with the consent of the indemnifying party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement.

5.11 Reserved.

5.12 Reservation of Common Stock. As of the date hereof, the Company has reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of shares of Common Stock for the purpose of enabling the Company to issue the Conversion Shares. Prior to the Closing,

Parent shall reserve and shall thereafter keep at all times, free of preemptive rights, a sufficient number of shares of common stock for purposes of enabling Parent to issue the Exchange Shares.

5.13 No Amendment or Waiver of Merger Agreement Terms. The Company shall not, between the date hereof and the Closing Date, and shall not permit any of its Subsidiaries to, amend, modify, supplement, terminate or waive (or fail to contest an action regarding a breach of or agree to amend, modify, supplement, terminate or waive) any provision of the Merger Agreement or any other Transaction Agreement in a manner that would reasonably be expected to materially and adversely affect the benefits that an Investor would reasonably expect to receive pursuant to this Agreement without the prior written consent of a Majority in Interest of the Purchasers, it being agreed that any amendment or modification to the definition of “Exchange Ratio” shall be deemed to materially and adversely affect the benefits that the Investors would reasonably expect to receive under this Agreement. In seeking any such consent, the Company shall not disclose any material nonpublic information pertaining to the Company, Parent, Obsidian or their respective operations.

5.14 Reserved.

5.15 Reserved.

5.16 Equal Treatment of Investors. No consideration shall be offered or paid to any Investor to amend or consent to a waiver or modification of any provision of this Agreement unless the same consideration is also offered to all of the Investors. The Company further confirms that there are no side letters or other agreements giving any Investor any additional rights or benefits other than as set forth in the Transaction Agreements (other than confidentiality, nondisclosure, or similar agreements). The Company shall not be entitled to redeem or repurchase any of the Preferred Shares unless such redemption or repurchase is on a pro-rata basis amongst the Investors. For clarification purposes, this provision constitutes a separate right granted to each Investor by the Company and negotiated separately by each Investor and shall not in any way be construed as the Investors acting in concert or as a group with respect to the purchase, disposition or voting of shares of Common Stock or otherwise.

5.17 Subsequent Equity Sales. From the date of this Agreement until the later of (a) ninety (90) days after the Closing Date and (b) the Business Day immediately following the effective date of the Registration Statement filed pursuant to the Registration Rights Agreement , the Company shall not (A) except as contemplated by the Merger Agreement, issue shares of Common Stock, Common Stock Equivalents, Parent Common Stock (as defined in the Merger Agreement), or any securities of Parent that would entitle the holder thereof to acquire at any time Parent Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Parent Common Stock (collectively, the “Parent Common Stock Equivalents”), (B) except as contemplated by the Merger Agreement, effect a reverse stock split, recapitalization, share consolidation, reclassification or similar transaction affecting the outstanding Common Stock or (C) file with the SEC a registration statement under the Securities Act relating to any shares of Common Stock, Common Stock Equivalents, Parent Common Stock or Parent Common Stock Equivalents, except pursuant to the terms of the Registration Rights Agreement or as contemplated by the Merger Agreement. Notwithstanding the foregoing, the provisions of this Section 5.17 shall not apply to (i) the issuance of the Shares hereunder, the Conversion Shares or the Exchange Shares, (ii) the issuance of Common Stock or Common Stock Equivalents upon the conversion, exercise or vesting of any securities of the Company outstanding on the date of this Agreement or outstanding pursuant to clause (iii) below, (iii) the issuance of any Common Stock or Common Stock Equivalents pursuant to any Company stock-based compensation plans, or (iv) the filing of a registration statement on Form S-8 under the Securities Act to register the offer and sale of securities on an equity incentive plan or employee stock purchase plan, including as required pursuant to the Merger Agreement.

5.18 Blue Sky. The Company, on or before the Closing Date, shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Preferred Shares,

Conversion Shares and Exchange Shares for sale and/or issuance to the Investors under applicable securities or “Blue Sky” laws of the states of the United States (or to obtain an exemption from such qualification) and shall provide evidence of such actions promptly upon the written request of any Investors.

6. Conditions of Closing.

6.1 Conditions to the Obligation of the Investors. The several obligations of each Investor to consummate the transactions to be consummated at the Closing, and to purchase and pay for the Preferred Shares being purchased by it at the Closing pursuant to this Agreement, are subject to the satisfaction or waiver in writing (by each such investor) of the following conditions precedent:

(a) Representations and Warranties. The representations and warranties of the Company contained herein shall be true and correct in all respects as of the date hereof except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all respects as of such earlier date, and the representations and warranties of the Company contained herein shall be true and correct in all material respects as of the Closing Date, as though made on and as of such date, except for those representations and warranties qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects and except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date.

(b) Performance. The Company shall have performed in all material respects the obligations and conditions herein required to be performed or observed by the Company on or prior to the Closing Date.

(c) No Injunction. The purchase of and payment for the Preferred Shares by each Investor shall not be prohibited or enjoined by any law or governmental or court order or regulation and no such prohibition shall have been threatened in writing.

(d) Consents. The Company shall have obtained any and all consents, permits, approvals, registrations and waivers necessary for the consummation of the purchase and sale of the Preferred Shares, all of which shall be in full force and effect.

(e) Transfer Agent. The Company shall have furnished all required materials to the Transfer Agent to reflect the issuance of the Preferred Shares at the Closing.

(f) Adverse Changes. Since the date hereof, no event or series of events shall have occurred that has had or would reasonably be expected to have a Material Adverse Effect, an Obsidian Material Adverse Effect or a Galera Material Adverse Effect (each, as defined in the Merger Agreement).

(g) Opinion of Company Counsel. The Company shall have delivered to the Investors and the Placement Agents the opinion of Sidley Austin LLP, dated as of the Closing Date, in customary form and substance to be reasonably agreed upon with the Placement Agents and a Majority in Interest of the Purchasers and addressing such legal matters as the Placement Agents and a Majority in Interest of the Purchasers and the Company reasonably agree.

(h) Compliance Certificate. An authorized officer of the Company shall have delivered to the Investors at the Closing Date a certificate, in form and substance reasonably acceptable to a Majority in Interest of the Purchasers, certifying that the conditions specified in Sections 6.1(a) (Representations and Warranties), 6.1(b) (Performance), 6.1(c) (No Injunction), 6.1(d) (Consents), 6.1(f) (Adverse Changes), 6.1(k) (Listing Requirements), 6.1(l) (Minimum Financing Amount), 6.1(m) (Mergers) and 6.1(n) (Certificate of Designation) of this Agreement have been fulfilled.

(i) Secretary’s Certificate. The Secretary of the Company shall have delivered to the Investors at the Closing Date a certificate certifying (i) the Certificate of Incorporation (including the Certificate of Designation), (ii) the Bylaws, and (iii) resolutions of the Company’s Board of Directors (or an authorized committee thereof) approving this Agreement, the other Transaction Agreements, the transactions contemplated by this Agreement and the issuance of the Shares.

(j) Registration Rights Agreement. Each of the Company and Parent shall have executed and delivered the Registration Rights Agreement in the form attached hereto as Exhibit C (the “Registration Rights Agreement”) to the Investors.

(k) Listing Requirements. No stop order or suspension of trading shall have been imposed by the OTCQB Market, the SEC or any other governmental or regulatory body with respect to public trading in the Common Stock. Parent Common Stock shall be listed on one of the listing markets of the Nasdaq Stock Market LLC and the Company shall have filed, or shall have caused Parent to file, with Nasdaq the Nasdaq Listing Application and Nasdaq shall have raised no objection to the transactions contemplated in this Agreement, the other Transaction Agreements or the Merger Agreement.

(l) Minimum Financing Amount. The Company shall receive at Closing aggregate proceeds from the purchase of Preferred Shares pursuant to this Agreement of not less than (i) $350,000,000 less (ii) any proceeds received by Obsidian in connection with the Interim Permitted Financing.

(m) Mergers. The conditions to the closing of the Mergers shall have been satisfied or waived (other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement), as determined in the Company’s reasonable discretion (which conditions to closing of the Mergers shall not have been amended or waived in any manner that materially and adversely affects the Investors).

(n) Certificate of Designation. The Company shall have received a certified copy of the Certificate of Designation, as filed with the Secretary of State of the State of Delaware.

(o) Stock Split and Share Increase. The Company shall have affected the Galera Reverse Stock Split and the Galera Authorized Common Stock Increase (each as defined in the Merger Agreement).

6.2 Conditions to the Obligation of the Company. The obligation of the Company to consummate the transactions to be consummated at the Closing, and to issue and sell to each Investor the Preferred Shares to be purchased by it at the Closing pursuant to this Agreement, is subject to the satisfaction or waiver in writing of the following conditions precedent:

(a) Representations and Warranties. The representations and warranties of each Investor in Section 4 hereto shall be true and correct in all respects as of the date hereof and as of the Closing Date, with the same force and effect as though made on and as of the Closing Date, except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date, and consummation of the Closing shall constitute a reaffirmation by the Investor of each of the representations, warranties, covenants and agreements of the Investor contained in this Agreement as of the Closing Date.

(b) Performance. Each Investor shall have performed or complied with in all material respects all obligations and conditions herein required to be performed or observed by such Investor on or prior to the Closing Date.

(c) Injunction. The purchase of and payment for the Preferred Shares by each Investor shall not be prohibited or enjoined by any law or governmental or court order or regulation.

(d) Registration Rights Agreement. Each Investor shall have executed and delivered the Registration Rights Agreement to the Company in the form attached as Exhibit C.

(e) Payment. Except as may be agreed to among the Company and such Investor in accordance with Section 2.2, the Company shall have received payment, by wire transfer of immediately available funds, in the full amount of the purchase price for the number of Preferred Shares being purchased by each Investor at the Closing as set forth in Exhibit A.

7. Termination.

7.1 Termination. The obligations of the Company, on the one hand, and each Investor, on the other hand, to effect the Closing shall terminate as follows:

(i) Upon the mutual written consent of the Company and a Majority in Interest of the Purchasers prior to the Closing;

(ii) By the Company, if any of the conditions set forth in Section 6.2 shall have become incapable of fulfillment and shall not have been waived by the Company;

(iii) By an Investor, solely as to itself, if any of the conditions set forth in Section 6.1 shall have become incapable of fulfillment and shall not have been waived by such Investor; or

(iv) By either the Company or an Investor, solely as to itself, if the Closing has not occurred on or before the Outside Date (as defined in the Merger Agreement, as in effect on the date hereof and as may be extended solely with the prior written consent of a Majority in Interest of the Purchasers), provided, however, that the Outside Date may not be extended to any date that is more than eighteen (18) months following the date hereof without the Investors’ prior written consent;

provided, however, that, in the case of clauses (ii) through (iv) above, the party seeking to terminate its obligation to effect the Closing shall not then be in breach of any of its representations, warranties, covenants or agreements contained in the Transaction Agreements if such breach has resulted in the circumstances giving rise to such party’s seeking to terminate its obligation to effect the Closing.

7.2 Notice. In the event of termination pursuant to Section 7.1, written notice thereof shall be given to each other Investor by the Company. Nothing in this Section 7 shall be deemed to release any party from any liability for any breach by such party of the other terms and provisions of the Transaction Agreements or to impair the right of any party to compel specific performance by any other party of its other obligations under the Transaction Agreements.

8. Miscellaneous Provisions.

8.1 Public Statements or Releases. Except as set forth in Section 5.3 and except for an investor call held prior to the Disclosure Time and the material terms of which are disclosed in the Disclosure Document, neither the Company nor any Investor shall make any public announcement with respect to the existence or terms of this Agreement or the transactions provided for herein without the prior consent of the other party (which consent shall not be unreasonably withheld) other than filings pursuant to Section 13 and/or Section 16 of the Exchange Act or as otherwise required by law, rule or regulation, which, for avoidance of doubt, shall not require the Company’s consent; provided that, the Company shall not publicly disclose the name of any Investor or any Affiliate or investment adviser of any Investor without such Investor’s prior written consent (email being sufficient).

8.2 Interpretation. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement, and section and subsection references are to this Agreement unless otherwise specified. The headings in this Agreement are included for convenience of reference only and will not limit or otherwise affect the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, will be deemed to refer to the date set forth in the first paragraph of this Agreement. The meanings given to terms defined herein will be equally applicable to both the singular and plural forms of such terms. All matters to be agreed to by any party hereto must be agreed to in writing by such party unless otherwise indicated herein. References to agreements, policies, standards, guidelines or instruments, or to statutes or regulations, are to such agreements, policies, standards, guidelines or instruments, or statutes or regulations, as amended or supplemented from time to time (or to successors thereto).

8.3 Notices. Any notices or other communications required or permitted to be given hereunder shall be in writing and shall be deemed to be given (a) when delivered if personally delivered to the party for whom it is intended, (b) when delivered, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, provided no rejection or undeliverable notice is received, (c) three (3) days after having been sent by certified or registered mail, return-receipt requested and postage prepaid, or (d) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt:

(a) If to the Company, addressed as follows:

Galera Therapeutics, Inc.

101 Lindenwood Drive, Suite 225

Malvern, Pennsylvania

Attention: President and Principal Executive Officer

Email Address: [***]

with a copy to (which shall not constitute notice):

Sidley Austin LLP

2850 Quarry Lake Drive, Suite 301

Baltimore, Maryland 21209

Attention: Asher Rubin; Istvan Hajdu; Kayla West

Email Address: arubin@sidley.com; ihajdu@sidley.com; kwest@sidley.com

(b) If to any Investor, at each of its email addresses set forth on Exhibit A or to such e-mail addresses or addresses as subsequently modified by written notice given in accordance with this Section 8.3.

Any Person may change the address to which notices and communications to it are to be addressed by notification as provided for herein.

8.4 Consent to Electronic Notice. Each Investor consents to the delivery of any stockholder notice pursuant to Section 232 of the DGCL, as amended or superseded from time to time, with respect to the Preferred Shares at the e-mail address(es) set forth below the Investor’s name on the signature page or Exhibit A, as updated from time to time by notice to the Company in accordance with Section 8.3. To the extent that any notice given by means of electronic mail is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected e-mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Investor agrees to promptly notify the Company of any change in its e-mail address, and that failure to do so shall not affect the foregoing.

8.5 Severability. If any part or provision of this Agreement is held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Agreement shall remain binding upon the parties hereto.

8.6 Governing Law; Submission to Jurisdiction; Venue; Waiver of Trial by Jury.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without regard to choice of laws or conflicts of laws provisions thereof that would require the application of the laws of any other jurisdiction.

(b) The Company and each of the Investors hereby irrevocably and unconditionally:

(i) submits for itself and its property in any legal action or proceeding relating solely to this Agreement or the transactions contemplated hereby, to the general jurisdiction of the any state court or United States Federal court sitting in the City of Wilmington in the State of Delaware;

(ii) consents that any such action or proceeding may be brought in such courts, and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same to the extent permitted by applicable law;

(iii) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the party, as the case may be, at its address set forth in Section 8.3, Exhibit A or at such other address of which the other party shall have been notified pursuant thereto;

(iv) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction for recognition and enforcement of any judgment or if jurisdiction in the courts referenced in the foregoing clause (i) are not available despite the intentions of the parties hereto;

(v) agrees that final judgment in any such suit, action or proceeding brought in such a court may be enforced in the courts of any jurisdiction to which such party is subject by a suit upon such judgment, provided that service of process is effected upon such party in the manner specified herein or as otherwise permitted by law;

(vi) agrees that to the extent that such party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process with respect to itself or its property, such party hereby irrevocably waives such immunity in respect of its obligations under this Agreement, to the extent permitted by law; and

(vii) irrevocably and unconditionally waives trial by jury in any legal action or proceeding in relation to this Agreement.

8.7 Waiver. No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or be construed as, a further or continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition of this Agreement.

8.8 Expenses. Except as expressly set forth in the Transaction Agreements to the contrary, each party shall pay its own out-of-pocket fees and expenses, including the fees and expenses of attorneys, accountants and consultants employed by such party, incurred in connection with the proposed investment in the Preferred Shares and the consummation of the transactions contemplated thereby; provided, however, that the Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company), Transfer Taxes, stamp taxes and other taxes (other than income taxes) and duties levied in connection with the delivery of any Preferred Shares, Conversion Shares or Exchange Shares to the Investors.

8.9 Assignment. None of the parties may assign its rights or obligations under this Agreement or designate another person (i) to perform all or part of its obligations under this Agreement or (ii) to have all or part of its rights and benefits under this Agreement, in each case without the prior written consent of (x) the Company, in the case of an Investor, and (y) the Investors, in the case of the Company, provided that an Investor may, without the prior consent of the Company, (i) assign its rights to purchase the Preferred Shares hereunder to any of its Affiliates or to any other investment funds or accounts managed or advised by the investment manager who acts on behalf of such Investor (provided each such assignee agrees to be bound by the terms of this Agreement as an Investor hereunder and makes the same representations and warranties set forth in Section 4 hereof) or (ii) assign its rights hereunder to a permitted transferee of its Preferred Shares or Conversion Shares following the Closing (other than with respect to transfers pursuant to a registration statement or Rule 144) (provided each such assignee agrees to be bound by the terms of this Agreement applicable to the Investor). In the event of any assignment in accordance with the terms of this Agreement, the assignee shall specifically assume and be bound by the provisions of this Agreement by executing a writing agreeing to be bound by and subject to the provisions of this Agreement and shall deliver an executed counterpart signature page to this Agreement and, notwithstanding such assumption or agreement to be bound hereby by an assignee, no such assignment shall relieve any party assigning any interest hereunder from its obligations or liability pursuant to this Agreement.

8.10 Confidential Information.

(a) Each Investor covenants that until the earliest of (i) such time as the transactions contemplated by this Agreement and any material non-public information provided to such Investor are publicly disclosed by the Company in accordance with Section 5.3 (ii) such time the foregoing is required to be disclosed under Section 5.3 and (iii) the termination of this Agreement, such Investor will maintain the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction), other than to such Investor’s outside attorney, accountant, auditor or investment advisor only to the extent necessary to permit evaluation of the investment, and the performance of the necessary or required tax, accounting, financial, legal, or administrative tasks and services and other than as may be required by applicable law or regulation or at the request of any governmental or regulatory authority having jurisdiction over such Investor. Each Investor may identify its investment in the Company and the value of such Investor’s security holdings in the Company in accordance with applicable investment reporting and disclosure regulations and respond to examinations, demands, requests or reporting requirements of a regulatory authority without prior notice to or consent from the Company.

(b) The Company may request from the Investors such reasonable and customary additional information as the Company may deem necessary to evaluate the eligibility of the Investor to acquire the Preferred Shares, and the Investor shall promptly provide such information as may reasonably be requested to the extent readily available; provided, that the Company agrees to keep any such information provided by the Investor confidential, except (i) as required by the federal securities laws, rules or regulations and (ii) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the SEC or regulatory agency or under the regulations of the OTCQB Market or another National Exchange, in which case, the Company will use commercially reasonable efforts to notify the applicable Investor and provide such Investor the opportunity to review such disclosure. Each Investor acknowledges that the Company may file a form of this Agreement and the Registration Rights Agreement with the SEC as exhibits to a periodic report or a registration statement of the Company.

8.11 Reliance by and Exculpation of Placement Agents.

(a) Each Investor agrees for the express benefit of the Placement Agents, any of its Affiliates and representatives that (i) neither the Placement Agents nor any of its Affiliates or their representatives have made and will not make any representations or warranties with respect to the Company, Obsidian or the offer and sale of the Preferred Shares, and such Investor will not rely on any statements made by the Placement Agents, orally or in writing, to the contrary, (ii) the Placement Agents are acting solely as the agent of the Company in this placement of the Preferred Shares and is not acting as underwriter or in any other capacity and is not and shall not be construed as fiduciary for the Investor, the Company, Obsidian or any other person or entity in connection with this placement of the Preferred Shares, (iii) such Investor will be responsible for conducting its own due diligence investigation with respect to the Company, Obsidian and the offer and sale of the Preferred Shares, (iv) such Investor will be purchasing Preferred Shares based on the results of its own due diligence investigation of the Company and Obsidian, and the Placement Agents and each of their respective directors, officers, employees, representatives, and controlling persons have made no independent investigation with respect to the Company, Obsidian, the Preferred Shares, or the accuracy, completeness, or adequacy of any information supplied to the Investor by the Company or Obsidian, (vi) such Investor has negotiated the offer and sale of the Preferred Shares directly with the Company and the Placement Agents will not be responsible for the ultimate success of any such investment and (vii) the decision to invest in the Company will involve a significant degree of risk, including a risk of total loss of such investment. Each Investor further represents and warrants to the Placement Agents that it, including any fund or funds that it manages or advises that participates in the offer and sale of the Preferred Shares, is permitted under its constitutive documents (including, without limitation, all limited partnership agreements, charters, bylaws, limited liability company agreements, all applicable side letters with investors, and similar documents) to make investments of the type contemplated by this Agreement. This Section 8.11 shall survive any termination of this Agreement.

(b) The Company agrees and acknowledges that the Placement Agents may rely on its representations, warranties, agreements and covenants contained in this Agreement and each Investor agrees that the Placement Agents may rely on such Investor’s representations and warranties contained in this Agreement as if such representations and warranties, as applicable, were made directly to the Placement Agents.

(c) Neither the Placement Agents nor any of their respective Affiliates or representatives (1) shall be liable for any improper payment made in accordance with the information provided by the Company or Obsidian; (2) makes any representation or warranty, or has any responsibilities as to the validity, enforceability, accuracy, value or genuineness of any information, certificates or documentation delivered by or on behalf of the Company or Obsidian pursuant to the Transaction Agreements or in connection with any of the transactions contemplated therein; or (3) shall be liable (x) for any action taken, suffered or omitted by any of them in good faith and reasonably believed to be authorized or within the discretion or rights or powers conferred upon them by the Transaction Agreements or (y) for anything which any of them may do or refrain from doing in connection with the Transaction Agreements, except in each case for such party’s own gross negligence, willful misconduct or bad faith.

(d) The Company agrees that the Placement Agents and its respective Affiliates and representatives shall be entitled to (1) rely on, and shall be protected in acting upon, any certificate, instrument, notice, letter or any other document or security delivered to any of them by or on behalf of the Company or Obsidian, and (2) be indemnified by the Company for acting as the Placement Agents hereunder pursuant to the indemnification provisions set forth in the applicable letter agreement(s) between the Company and the Placement Agents.

8.12 Third Parties. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties to this Agreement any rights, remedies, claims, benefits, obligations or liabilities under or by reason of this Agreement, and no Person that is not a party to this Agreement (including, without limitation, any partner, member, shareholder, director, officer, employee or other beneficial owner of any party to this Agreement, in its own capacity as such or in bringing a derivative action on behalf of a party to this Agreement) shall have any standing as a third party beneficiary with respect to this Agreement or the transactions contemplated hereby, except as expressly set forth in this Agreement. Notwithstanding the foregoing, (i) the Placement Agents are an intended third-party beneficiary of the representations and warranties of the Company set forth in Section 3, the representations and warranties of each Investor set forth in Section 4, Section 6.1(g) and Section 8.11 of this Agreement, and (ii) the Indemnified Persons are intended third-party beneficiaries of Section 5.10.

8.13 Independent Nature of Investors’ Obligations and Right. The obligations of each Investor under this Agreement are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance obligations of any other Investor under this Agreement. Nothing contained herein, and no action taken by any Investor pursuant hereto, shall be deemed to constitute the Investors as, and the Company acknowledges that the Investors do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group (including a “group” within the meaning of Section 13(d)(3) of the Exchange Act), and the Company will not assert any such claim with respect to such obligations or the transactions contemplated by this Agreement and the Company acknowledges that the Investors are not acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement. It is expressly understood that each provision contained in this Agreement is between the Company and an Investor, solely, and not between the Company and the Investors collectively and not between and among the Investors. The Company acknowledges and each Investor confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Investor also acknowledges that none of Sidley Austin LLP or Mintz, Levin, Cohn, Glovsky, and Popeo, P.C., or Goodwin Procter LLP have rendered legal advice to such Investor. Each Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose. The Company has elected to provide all Investors with the same terms and Transaction Agreements for the convenience of the Company and not because it was required or requested to do so by any Investor.

8.14 Headings. The titles, subtitles and headings in this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

8.15 Counterparts. This Agreement may be executed in three (3) or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile or pdf signature including any electronic signatures complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile or pdf (or other electronic reproduction of a) signature.

8.16 Entire Agreement; Amendments. This Agreement and the other Transaction Agreements (including all schedules and exhibits hereto and thereto) constitute the entire agreement between the parties hereto respecting the subject matter hereof and thereof and supersede all prior agreements, negotiations, understandings, representations and statements respecting the subject matter hereof and thereof, whether written or oral. No amendment, modification, alteration, waiver or change in any of the terms of this Agreement shall be valid or binding upon the parties hereto unless made in writing and duly executed by the Company and the Investors of at least a majority in interest of the Preferred Shares then held by the Investors, provided that if any amendment, modification or waiver disproportionately and adversely impacts an Investor (or group of Investors), the consent of at least seventy five percent (75%) in interest of such disproportionately impacted Investor (or group of Investors) shall also be required. Notwithstanding the foregoing, (i) this Agreement may not be amended or waived with respect to any Investor without the written consent of such Investor unless such amendment or waiver applies to all Investors in the same fashion, and (ii) any amendment to Section 2.1, Section 2.2, Section 5.5, Section 5.10, Section 6.1, Section 7.1 or this Section 8.16 shall require the consent of each Investor. No consideration (including any modification of this Agreement) shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of this Agreement unless the same consideration is also offered to all of the parties to this Agreement. The Company, on the one hand, and each Investor, on the other hand, may by an instrument signed in writing by such parties waive the performance, compliance or satisfaction by such Investor or the Company, respectively, with any term or provision hereof or any condition hereto to be performed, complied with or satisfied by such Investor or the Company, respectively. Notwithstanding the foregoing or anything else to the contrary, no amendment, modification, alteration, change or waiver of this Section 8.16 that is material and adverse to the Placement Agents shall be valid without the prior written consent of the Placement Agents, which consent may be granted or withheld in the sole discretion of the Placement Agents.

8.17 Survival. The covenants, representations and warranties made by each party hereto contained in this Agreement shall survive the Closing and the delivery of the Preferred Shares in accordance with their respective terms. Each Investor shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

8.18 Mutual Drafting. This Agreement is the joint product of each Investor and the Company and each provision hereof has been subject to the mutual consultation, negotiation and agreement of such parties and shall not be construed for or against any party hereto.

8.19 Arm’s Length Negotiations. For the avoidance of doubt, the parties acknowledge and confirm that the terms and conditions of the Preferred Shares were determined as a result of arm’s-length negotiations.

8.20 Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

COMPANY:

GALERA THERAPEUTICS, INC.

By:
Name:	J. Mel Sorensen, M.D.
Title:	President and Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

GAZELLE PARENT, INC.*

By:
Name:	J. Mel Sorensen, M.D.
Title:	President

*	Solely with respect to Sections 3.2, 3.3, 3.4, 3.5, 3.6, 3.7, 3.33 and 5.12 of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

OBSIDIAN THERAPEUTICS, INC.*

By:
Name:	Julie Feder
Title:	Chief Financial Officer

*	Solely with respect to Section 5.3 of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

INVESTOR:

[NAME]

By:
Name:
Title:

Aggregate Series C Preferred Shares Purchase Price (Preferred Subscription Amount): $_____________

Number of Series C Preferred Shares to be Acquired: ______________________

Tax ID No.: ____________________
Address for Notice:

Telephone No.:

Facsimile No.:

E-mail Address:

Attention: _______________________

Delivery Instructions:

(if different than above) c/o ____________________________

Street:

City/State/Zip:

Attention:

Telephone No.: ________________________

EXHIBIT A

INVESTORS

EXHIBIT B

FORM OF CERTIFICATE OF DESIGNATION

EXHIBIT C

FORM OF REGISTRATION RIGHTS AGREEMENT

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 145 of the DGCL authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

The Parent Charter and Parent Bylaws contain provisions that provide for the indemnification of officers and directors to the fullest extent as is permitted by the laws of the State of Delaware, as may be amended from time to time.

As permitted by Section 102(b)(7) of the DGCL, the Parent Charter contains a provision eliminating the personal liability of its directors to Parent or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL, as may be amended from time to time.

The merger agreement provides that from and after the Galera merger effective time, Parent will, and will cause the Galera Merger Surviving Corporation and the Obsidian Merger Surviving Corporation to, indemnify and hold harmless the present and former directors and officers of Galera and Obsidian against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorney’s fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such indemnified party is or was a director or officer of Galera or of Obsidian, whether asserted or claimed prior to, at or after the Galera merger effective time, in each case, to the fullest extent permitted under Delaware law.

The merger agreement also requires Parent to maintain directors’ and officers’ liability insurance and fiduciary liability insurance, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Galera. In addition, Galera shall purchase, prior to the Galera merger effective time, a six-year prepaid “D&O tail policy” for the non-cancellable extension of directors’ and officers’ liability coverage of Galera’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Galera merger effective time with respect to any claim related to any period of time at or prior to the Galera merger effective time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Galera’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Galera by reason of him or her serving in such capacity that existed or occurred at or prior to the Galera merger effective time (including in connection with the merger agreement or the transactions or in connection with Galera’s initial public offering of shares of Galera common stock).

Item 21. Exhibits and Financial Statement Schedules

(a)	The following is a list of exhibits to this Registration Statement:

Exhibit No.	Description

2.1+**	Agreement and Plan of Merger, dated as of April 14, 2026, by and among Galera Therapeutics, Inc., Obsidian Therapeutics, Inc., Gazelle Parent, Inc., Onyx MergerSub, Inc. and Gazelle Merger Subsidiary, Inc.

3.1**	Certificate of Incorporation of Gazelle Parent, Inc.

3.2**	Bylaws of Gazelle Parent, Inc.

3.3**	Amended and Restated Certificate of Incorporation of Gazelle Parent, Inc.

3.4**	Amended and Restated Bylaws of Gazelle Parent, Inc.

3.5	Restated Certificate of Incorporation of Galera Therapeutics, Inc. (incorporated herein by reference to Exhibit 3.1 of Galera Therapeutic, Inc.’s Current Report on Form 8-K filed with the SEC on November 12, 2019.)

3.6**	Fourth Amended and Restated Certificate of Incorporation of Obsidian Therapeutics, Inc., dated March 27, 2024.

4.1	Description of Securities of Galera Therapeutics Inc. pursuant to Section 12 of the Securities and Exchange Act of 1934, as amended (incorporated by reference to Exhibit 4.2 to Galera Therapeutics, Inc.’s Annual Report on Form 10-K (File No. 001-39114) filed with the SEC on March 19, 2026.

5.1	Opinion of Sidley Austin LLP as to the validity of the securities being registered

8.1	Opinion of Sidley Austin LLP regarding certain tax matters

10.1**	Securities Purchase Agreement, dated as of April 14, 2026, by and among Gazelle Parent, Inc., Galera Therapeutics, Inc., Obsidian Therapeutics, Inc. and each of the Investors listed on Exhibit A thereto

10.2	Form of Contingent Value Rights Agreement, by and among Gazelle Parent, Inc., Obsidian Therapeutics, Inc. and Equiniti Trust Company, LLC (attached as Appendix B to the information statement/prospectus forming a part of this Registration Statement)

10.3	Form of Obsidian Lock-up Agreement (attached as Appendix F to the information statement/prospectus forming a part of this Registration Statement)

10.4**	Registration Rights Agreement, dated as of April 14, 2026, by and among Parent, Galera Therapeutics, Inc. and each of the Investors signatory thereto

10.5#**	Obsidian 2016 Stock Option Plan and Grant Plan, as amended and the form of award agreements thereunder

10.6#	Gazelle Parent, Inc. 2026 Equity Incentive Plan and form of award agreements thereunder

10.7#	Gazelle Parent, Inc. 2026 Employee Stock Purchase Plan

10.8#**	Senior Executive Cash Incentive Bonus Plan

10.9#**	Form of Executive Employment Agreement

10.10#**	Non-Employee Director Compensation Policy

10.11#**	Compensation Recovery Policy

Exhibit No.	Description

10.12†**	Nonexclusive License Agreement, by and between Obsidian Therapeutics, Inc. and The University of Texas M.D. Anderson Cancer Center, dated October 19, 2021.

10.13+**	Lease by and between Obsidian Therapeutics, Inc. and Cambridge 1030 Mass Ave, LLC, dated May 19, 2017, as amended.

10.14+**	Lease by and between Obsidian Therapeutics, Inc. and Patriots Park Owner, LLC, dated August 19, 2021.

21.1**	Subsidiaries of Gazelle Parent, Inc.

21.2	Subsidiaries of Galera Therapeutics, Inc. (incorporated by reference to Exhibit 21.1 to Galera Therapeutics Inc.’s Annual Report on Form 10-K (File No. 001-39114) filed with the SEC on March 19, 2026).

21.3**	Subsidiaries of Obsidian Therapeutic, Inc.

23.1	Consent of KPMG LLP, relating to Galera’s financial statements

23.2	Consent of KPMG LLP, relating to Obsidian’s financial statements

23.3	Consent of Sidley Austin LLP (included in Exhibit 5.1)

23.4	Consent of Sidley Austin LLP (included in Exhibit 8.1)

99.1**	Opinion of Lucid Capital Markets, LLC (attached as Appendix C to the information statement/prospectus forming a part of this Registration Statement)

99.2**	Consent of Lucid Capital Markets, LLC

99.3**	Consent of Maria Fardis, Ph.D., to serve as director of Gazelle Parent, Inc.

99.4**	Consent of Peter Barrett, Ph.D., to serve as director of Gazelle Parent, Inc.

99.5**	Consent of Heidi Hagen, to serve as director of Gazelle Parent, Inc.

99.6**	Consent of Matthew Norkunas, M.D., to serve as director of Gazelle Parent, Inc.

99.7**	Consent of Robert Ross, M.D., to serve as director of Gazelle Parent, Inc.

99.8**	Consent of Madan Jagasia, M.D., M.S., to serve as director of Gazelle Parent, Inc.

107**	Filing Fee Table

**	Previously filed.
†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to Item 601(b)(10) of Regulation S-K.
+

Certain exhibits and schedules to these agreements have been omitted pursuant to Item 601(a)(5) and (6) of Regulation S-K. The registrant will furnish copies of any of the exhibits and schedules to the Securities and Exchange Commission upon request.

#	Indicates management contract or compensatory plan.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(2)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Table” in the effective registration statement.

(3)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(d)

That for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(e)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus that is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(f)

That every prospectus (1) that is filed pursuant to paragraph (e) immediately preceding, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(g)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(h)

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(i)

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Malvern, State of Pennsylvania, on June 30, 2026.

GAZELLE PARENT, INC.

By:	/s/ J. Mel Sorensen, M.D.
Name:	J. Mel Sorensen, M.D.
Title:	President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ J. Mel Sorensen, M.D. J. Mel Sorensen, M.D.	President (Principal Executive Officer)	June 30, 2026

/s/ Joel Sussman Joel Sussman	Treasurer (Principal Financial and Accounting Officer)	June 30, 2026

/s/ J. Mel Sorensen, M.D. J. Mel Sorensen, M.D.	Director	June 30, 2026

/s/ Julie Feder Julie Feder	Director	June 30, 2026